Form 20-F
period 2001-12-31
PREMIER INTERNATIONAL FOODS PLC
filed 2002-07-01
CIK 1116888

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

                                       OR

[ ] TRANSACTION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM _____ TO _____

                        Commission File Number: 33-312188


                         PREMIER INTERNATIONAL FOODS PLC
                         -------------------------------
             (Exact Name of Registrant as Specified in Its Charter)


                               ENGLAND AND WALES
                               -----------------
                 (Jurisdiction of Incorporation or Organization)


              28 THE GREEN, KINGS NORTON, BIRMINGHAM, B38 8SD, U.K.
              -----------------------------------------------------
                    (Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

    Title of Each Class               Name of Each Exchange On Which Registered
    -------------------               -----------------------------------------
            None                                        None


Securities registered or to be registered pursuant to Section 12(g) of the Act:

                                      None


         Securities for which there is a reporting obligation pursuant to
Section 15(d) of the Act:

                     $200,000,000 12% SENIOR NOTES DUE 2009

                 (POUND)75,000,000 12 1/4% SENIOR NOTES DUE 2009


           Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:
                                      None

           Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                                             [X]  Yes             [ ]  No


         Indicate by check mark which financial statement item the registrant has elected to follow.
                                             [ ]  Item 17         [X]  Item 18

                                    FORM 20-F

                                TABLE OF CONTENTS



                                     PART I



Item 1.           Identity of Directors, Senior Management and Advisers

Item 2.           Offer Statistics and Expected Timetable

Item 3.           Key Information

                  Certain Terminology
                  Market Share Information
                  Forward-Looking Statements
                  A.       Selected Financial Data
                  B.       Exchange Rates
                  C.       Capitalization and Indebtedness
                  D.       Reasons for the Offer and Use of Proceeds
                  E.       Risk Factors

Item 4.           Information on the Company

                  A.       History and Development of the Company
                  B.       Business Overview
                  C.       Organizational Structure
                  D.       Property, Plants and Equipment

Item 5.           Operating and Financial Review and Prospects

                  A.       Operating Results
                  B.       Liquidity and Capital Resources
                  C.       Research and Development
                  D.       Trend Information

Item 6.           Directors, Senior Management and Employees

                  A.       Directors and Senior Management
                  B.       Compensation
                  C.       Board Practices
                  D.       Employees
                  E.       Share Ownership

Item 7.           Major Shareholders and Related Party Transactions

                  A.       Major Shareholders
                  B.       Related Party Transactions

Item 8.           Financial Information

                  A.       Consolidated Statements and Other Financial
                           Information
                  B.       Significant Changes

Item 9.           The Offer and Listing

                  A.       Offer and Listing Details
                  B.       Plan of Distribution
                  C.       Markets
                  D.       Selling Shareholders
                  E.       Dilution
                  F.       Expenses of the Issue

Item 10.          Additional Information

                  A.       Share Capital
                  B.       Memorandum and Articles of Association
                  C.       Material Contracts
                  D.       Exchange Controls
                  E.       Taxation
                  F.       Dividends and Paying Agent
                  G.       Statement by Experts
                  H.       Documents on Display
                  I.       Subsidiary Information

Item 11.          Quantitative and Qualitative Disclosures About Market Risks

Item 12.          Description of Securities Other than Equity Securities



                                  PART II

Item 13.          Defaults, Dividend Arrearages and Delinquencies

Item 14. Material Modification to the Rights of Security Holders and Use of Proceeds

Item 15.          [Reserved]

Item 16.          [Reserved]


                                 PART III

Item 17.          Financial Statements

Item 18.          Financial Statements

Item 19.          Exhibits

                                     PART I



ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.

           Not applicable.



ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

           Not applicable.



ITEM 3.    KEY INFORMATION



                               CERTAIN TERMINOLOGY

           Unless otherwise indicated, references to "we", "us", "our" and "ours" in this annual report are to Premier International Foods plc and its consolidated subsidiaries. "Premier" refers to Premier International Foods plc. "Premier Holdings" refers to Premier Holdings Limited, our parent company (formerly known as Hillsdown Holdings Limited). "Premier Financing" refers to Premier Financing Limited, our wholly owned subsidiary. "Hicks Muse" refers to Hicks, Muse, Tate & Furst Limited and its affiliates. The "Notes" refers to our $200,000,000 12% Senior Notes due 2009 and (pound)75,000,000 12 1/4% Senior
Notes due 2009. The "Indenture" refers to the Indenture, dated as of August 10, 1999, between Premier and Bankers Trust Company, as Trustee. The "Senior Credit Facility" refers to our bank credit facility we have under the Senior Facilities Agreement with Chase Manhattan plc, Deutsche Bank AG London and Salomon Brothers International Limited, as arrangers, The Chase Manhattan Bank, Deutsche Bank AG London and Salomon Brothers Holding Company Inc., as underwriters, Chase Manhattan International Limited, as agent and security agent, and Deutsche Bank AG London, as documentation agent. "SEC" refers to the Securities and Exchange Commission. Unless otherwise indicated herein, references to 2001, 2000 and 1999 refer to fiscal year ended December 31, 2001, 2000 and 1999, respectively. "U.K." refers to the United Kingdom of Great Britain and Northern Ireland. The "U.S." and "United States" refer to the United States of America. "E.U." refers to the European Union.



                            MARKET SHARE INFORMATION

           The market, industry and product segment data contained herein have been derived from industry and other sources available to us and adjusted based on our management's industry and other experience. Unless otherwise indicated, market share and segment data are based on volume of sales made in the U.K. (or France) and in certain product markets in the U.K. and Ireland. Market share data for canned foods are derived from information gathered by TN Superpanel for the 52 weeks ended May 30, 2001; market share data for beverages are derived from information gathered by A. C. Nielsen for the year 2001; and market share data for preserves, pickles and sauces are derived from information gathered by
A. C. Nielsen for the 52 weeks to December 31, 2001, in each case as adjusted by our management for factors not considered in the raw source data. While our management believes that its estimates derived from such sources, including those with respect to market position, are reasonable, we cannot assure you as to their accuracy.

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

           This annual report includes statements that are, or may deemed to be, "forward-looking statements" (as defined in the U.S. Private Securities Litigation Reform Act of 1995). These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes," "estimates," "anticipates," "expects," "intends," "may," "will" or "should" or, in each case, their negative, or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this annual report, and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industries in which we operate. We make these forward-looking statements based on our current expectations, assumptions, estimates and projections about us and our industry that address, among other things,

         o our ability to leverage our leading market positions, flexible manufacturing capabilities and strong relationships with retailers in the U.K. to introduce both new products and product line extensions;

         o our ability to increase our sales in continental Europe by leveraging our existing distribution and manufacturing capabilities in France and Holland;

         o the competitive environment in the food market in general and in our specific market areas and our ability to expand our business and develop additional revenue sources;

         o our substantial leverage and our ability to meet our debt obligations; and

         o        our ability to successfully integrate our acquisitions.

           Forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the markets in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this annual report. In addition, even if our results of operations, financial condition and liquidity, and the development of the industries in which we operate are consistent with the forward-looking statements contained in this annual report, those results or developments may not be indicative of results or developments in subsequent periods.

           We urge you to read Item 3.E. "Risk Factors," Item 4. "Information on the Company," Item 5. "Operating and Financial Review and Prospects," Item 8. "Financial Information" and Item 18 "Financial Statements" for a more complete discussion of the factors that could affect our future performance and the industries in which we operate. In light of these risks, uncertainties and assumptions, the forward-looking events described in this annual report may not occur.

           We undertake no obligation to publicly update or publicly revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements referred to above and contained elsewhere in this annual report.


A.         SELECTED FINANCIAL DATA

           We have prepared the following selected historical combined and consolidated financial data as of and for each of the five years in the period ended December 31, 2001. The selected consolidated historical financial data as of and for the years ended December 31, 1999, December 31, 2000 and December 31, 2001 are derived from our historical financial statements included elsewhere in this report, which have been audited by PricewaterhouseCoopers, independent Chartered Accountants. The selected historical combined financial data as of and for the two years in the two year period ended December 31, 1998 are derived from our historical financial statements not included in this report, which were previously audited by KPMG Audit Plc, independent Chartered Accountants.

           The audited selected historical combined and consolidated financial statements of Premier have been prepared in accordance with U.K. GAAP, which differs in certain material respects from U.S. GAAP. The principal differences between U.K. GAAP and U.S. GAAP are summarized in Note 24 to our audited historical financial statements included elsewhere in this report.

           You should read the following information in conjunction with the discussion of our operating results and liquidity and capital resources included in Item 5. "Operating and Financial Review and Prospects" and our audited historical financial statements and the related notes thereto included elsewhere in this report.

                       SELECTED HISTORICAL FINANCIAL DATA

                                                   1997          1998           1999          2000          2001         2001(1)
                                                ------------  ------------  -------------  ------------  ------------  ------------
                                                                       In millions except for EBITDA margin
Profit and Loss Data:
Amounts in accordance with U.K. GAAP:
     Turnover
        Continuing...........................(pound) 735.9 (pound) 800.9 (pound) 854.3 (pound)  818.5 (pound) 845.2      $1,229.2
        Discontinued.........................        315.1         289.3         234.8          215.1           4.1           6.0
                                                ------------  ------------  -------------  ------------  ------------  ------------
            Subtotal........................(pound)1,051.0(pound)1,090.2(pound)1,089.1 (pound)1,033.6 (pound) 849.3      $1,235.2
     Operating profit (before operating
        Exceptional items) (2)
        Continuing...........................(pound)  48.6 (pound)  46.4 (pound)  54.7  (pound)  60.1 (pound)  64.3     $    93.5
        Discontinued.........................          9.9          11.9           9.4            9.1          (0.8)          1.2
                                                ------------  ------------  -------------  ------------  ------------  ------------
            Subtotal.........................(pound)  58.5 (pound)  58.3 (pound)  64.1  (pound)  69.2 (pound)  63.5       $  94.7

     Profit/(loss)...........................(pound)  33.1 (pound)  29.1  ((pound)32.6)   ((pound)7.8) ((pound)28.2)   ($    41.0)

Amounts in accordance with U.S. GAAP:
     Net sales...............................             (pound)1,090.2(pound)1,089.1 (pound)1,033.6 (pound) 849.3      $1,235.2
     Income / (loss) from operations (3).....                       25.2          (8.0)          59.7          87.0         126.5
     Net income / (loss).....................           (pound)      2.0  ((pound)45.5)  ((pound)13.4)(pound)  37.8     $    55.0

Other Financial Data:
Amounts in accordance with U.K. GAAP:
     EBITDA (4)..............................(pound)  81.5 (pound)  81.5 (pound)  87.7  (pound)  91.5 (pound)  82.1      $  119.4
     EBITDA margin (5).......................          7.8%          7.5%          8.1%           8.9%          9.7%          9.7%
     Depreciation and amortization...........(pound)  23.2 (pound)  23.2 (pound)  23.6  (pound)  22.3 (pound)  18.6     $    27.0
     Capital expenditure (6).................         24.1          44.1          23.0           26.5          20.1          29.2

Amounts in accordance with U.S. GAAP:
     EBITDA (4)..............................             (pound)   84.1 (pound)  94.7  (pound)  94.9 (pound)  88.2      $  128.3
     EBITDA margin (5).......................                        7.7%          8.7%           9.2%         10.4%         10.4%
     Depreciation and amortization...........             (pound)   51.4 (pound)  42.8  (pound)  29.4 (pound)  24.5     $    35.6
     Capital expenditure (6).................                       44.1          23.0           26.5          20.1          29.2

Balance Sheet Data (at end of period):
Amounts in accordance with U.K. GAAP:
     Total assets............................(pound) 638.9(pound)  679.1(pound)  557.2 (pound)  516.3(pound)  419.3      $  609.8
     Intercompany borrowings.................        260.4         317.0           -              -             -             -
     Net combined assets.....................        180.0         140.0         n/a            N/a           n/a           n/a
     Shareholder's deficit...................        n/a           n/a          (198.6)        (207.6)       (160.2)     ($ 233.0)

Amounts in accordance with U.S. GAAP:
     Total assets............................            (pound)   734.6(pound)  603.3 (pound)  579.0(pound)  484.6      $  704.8
     Intercompany borrowings.................                      317.0           -              -             -             -
     Net combined assets.....................                      173.7         n/a            n/a           n/a           n/a
     Shareholder's deficit...................                      n/a          (172.9)        (187.3)       (126.8)    ($  184.4)



                 See accompanying notes on the following pages.

(1) Amounts have been translated for convenience at the noon buying rate on December 31, 2001 of $1.4543 to(pound)1.00.

(2) Aggregate U.K. GAAP exceptional items include both operating and non-operating exceptional items. See Note 3 to the audited historical consolidated financial statements of Premier for further information on operating and non-operating exceptional items for each of 1999, 2000 and 2001.

(3) The following table reconciles operating profit in accordance with U.K. GAAP to income / (loss) from operations in accordance with U.S. GAAP:

                                                                                              Year Ended December 31,
                                                                                         1999          2000          2001
                                                                                     ------------  ------------  ------------
                                                                                                   (in millions)
            Operating profit (before operating  exceptional items) in accordance with
                 U.K. GAAP..............................................           (pound) 64.1    (pound) 69.2  (pound) 63.5
                 Operating exceptional items as defined under U.K. GAAP.                  (52.4)           (1.6)        (12.2)
                 Loss on sale of discontinued operations under U.K. GAAP                   (7.5)           (4.2)        (29.6)
            U.S. GAAP adjustments:
                 Pension costs..........................................                    7.0             3.4           5.2
                 Amortization of goodwill...............................                  (19.2)           (7.1)         (5.9)
                  Derivative financial instruments......................                    -               -             0.9
                  Adjustments to U.K. GAAP loss on sale of discontinued operations          -               -            65.1
                                                                                      ------------  ------------  ------------

            Income / (loss) from operations in accordance with U.S. GAAP           (pound) (8.0)   (pound) 59.7 (pound)  87.0
                                                                                      ============  ============  ============

(4) As presented herein, EBITDA represents, for U.K. GAAP presentation purposes, operating profit before both operating and non-operating exceptional items and depreciation and amortization of intangible assets and pension prepayments. EBITDA, as calculated for U.S. GAAP presentation purposes, represents the sum of earnings from all operations, in each case before related net interest expense, taxation expense, depreciation, amortization of intangible assets and pension prepayments and all items identified as exceptional items (both operating and non-operating exceptional items) under U.K. GAAP. Although none of such exceptional items would represent extraordinary items under U.S. GAAP, our management believes that such exceptional items are non-recurring. EBITDA is not a measurement of operating performance calculated in accordance with U.S. GAAP or U.K. GAAP, and should not be considered as a substitute for operating income, profit after taxes or cash flows from operating activities, as determined by U.S. GAAP or U.K. GAAP, or as a measure of profitability or liquidity. EBITDA does not necessarily indicate whether cash flow will be sufficient or available for cash requirements. EBITDA may not be indicative of our historical operating results and is not meant to be a prediction of our future results. Because all companies do not calculate EBITDA identically, the presentation of EBITDA contained herein may not be comparable to similarly entitled measures of other companies.

         The following table reconciles EBITDA presented under U.K. GAAP to EBITDA presented under U.S. GAAP:

                                                                                              Year Ended December 31,
                                                                                         1999          2000          2001
                                                                                      ------------  ------------  ------------
                                                                                                   (in millions)

            EBITDA presented under U.K. GAAP............................           (pound) 87.7    (pound) 91.5  (pound) 82.1
            U.S. GAAP adjustments:
                  Derivative financial instruments......................                    -               -             0.9
                 Pension costs..........................................                    7.0             3.4           5.2
                                                                                      ------------  ------------  ------------

            EBITDA presented under U.S. GAAP............................           (pound) 94.7    (pound) 94.9          88.2
                                                                                      ============  ============  ============

(5) As presented herein, EBITDA margin represents, for U.K. GAAP presentation purposes, EBITDA divided by turnover from both continuing and discontinued operations. EBITDA margin as calculated for U.S. GAAP presentation purposes represents EBITDA divided by turnover. EBITDA margin is not a measure of operating performance calculated in accordance with U.S. GAAP or U.K. GAAP, and should not be considered as a substitute for operating income, profit after taxes or cash flows from operating activities, as determined by U.S. GAAP or U.K. GAAP, or as a measure of profitability or liquidity. EBITDA margin does not necessarily indicate whether cash flow will be sufficient or available for cash requirements. EBITDA margin may not be indicative of the historical operating results of Premier and is not meant to be a prediction of potential future results. Because all companies do not calculate EBITDA margin identically, the presentation of EBITDA margin contained herein may not be comparable to similarly entitled measures of other companies.

(6) Capital expenditure comprises the cash expenditure for the purchase of tangible fixed assets, together with capital lease funds applied to capital expenditure. Capital expenditure in 1998 includes (pound)14.0 million for the purchase of the freehold estate of one of our major sites from a related company of Premier Holdings.

B.         EXCHANGE RATES

           In this annual report, unless otherwise specified or the context otherwise requires, all references to "pound(s) sterling" or "(pound)" are to the lawful currency of the U.K., all references to "U.S. dollar(s)" or "$" are to the lawful currency of the U.S. We make no representation that any amount translated in this annual report could have been or could be converted at any of the rates indicated below.

           Solely for your convenience, we have translated certain financial information in this annual report from pounds sterling to dollars at the rate of (pound)1.00=$1.4543, the noon buying rate in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2001.

           The following table sets forth, for the periods indicated, certain information concerning the noon buying rate of the Federal Reserve Bank of New York for pounds sterling expressed in dollars per (pound)1.00.

YEAR ENDED DECEMBER 31,          PERIOD END(1)         AVERAGE RATE (2)              HIGH              LOW
-----------------------          -------------         ----------------              ----              ---
1997                                 1.6427                 1.6396                  1.7035            1.5825
1998                                 1.6994                 1.6534                  1.7065            1.6120
1999                                 1.6150                 1.6171                  1.6765            1.5515
2000                                 1.4938                 1.5163                  1.6569            1.3945
2001                                 1.4543                 1.4396                  1.5045            1.3730


(1)      Represents the noon buying rate on the last business day of the period.

(2) The average of the exchange rates on the last business day of each full month during the relevant period.

           The following table sets forth, for the periods indicated, the high and low noon buying rates for dollars to pounds sterling.


MONTH AND YEAR                         HIGH                    LOW
--------------                         ----                    ---
December 2001                         1.4588                  1.4164
January 2002                          1.4482                  1.4074
February 2002                         1.4322                  1.4085
March 2002                            1.4287                  1.4146
April 2002                            1.4592                  1.4310
May 2002                              1.4676                  1.4474


           The noon buying rate on June 25, 2002 was (pound)1.00=$1.4999.

           For a discussion of the impact of exchange rate fluctuations on our operating results, see Item 11. "Quantitative and Qualitative Disclosures about Market Risk".


C.         CAPITALIZATION AND INDEBTEDNESS

           Not applicable


D.         REASONS FOR THE OFFER AND USE OF PROCEEDS

           Not applicable

E.         RISK FACTORS

           The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks or such other risks actually occur, our business could be harmed.

SUBSTANTIAL LEVERAGE -- OUR SUBSTANTIAL DEBT COULD ADVERSELY AFFECT OUR FINANCIAL HEALTH AND PREVENT US FROM FULFILLING OUR OBLIGATIONS UNDER THE NOTES.

          We have a large amount of debt when compared to the consolidated equity of our stockholders. As of December 31, 2001, our total net debt before deducting capitalised debt issuance costs was approximately (pound)371.3 million and stockholders' deficit was approximately (pound)160.2 million. Our substantial leverage has important consequences to you, including the risk that we may not be able to generate sufficient cash flow from our operations to service our debt, including the Notes, or to invest in our business.

          We anticipate that we will continue to have substantial leverage for the foreseeable future. This leverage poses the risks that:

         o a significant portion of our cash flow from our operations must be dedicated to servicing our debt;

         o our ability to obtain additional financing for working capital, capital expenditures or business opportunities may be impaired;

         o we may be substantially more leveraged than certain of our competitors, which may place us at a competitive disadvantage; and

         o our flexibility to plan for or react to changing market conditions could be limited and we could be more vulnerable to a downturn in general economic conditions or in our industry or business.

RESTRICTIONS ON OPERATIONS -- OUR DEBT AGREEMENTS CONTAIN SIGNIFICANT RESTRICTIONS LIMITING OUR FLEXIBILITY IN OPERATING OUR BUSINESS.

          Various covenants contained in our debt instruments limit or may limit our ability to:

         o        borrow money;

         o        use assets as security in other transactions;

         o        make certain asset dispositions;

         o        make investments;

         o enter into transactions with affiliates other than on arm's-length terms; and

         o        pay dividends or make other distributions.

          These covenants could materially and adversely affect our ability to finance our future operations or capital needs or to engage in other business activities that may be in our best interest.

ABILITY TO SERVICE DEBT -- TO SERVICE OUR DEBT, WE WILL REQUIRE A SIGNIFICANT AMOUNT OF CASH. OUR ABILITY TO GENERATE CASH DEPENDS ON MANY FACTORS BEYOND OUR CONTROL.

           Our ability to make scheduled payments on our debt obligations or to refinance our debt obligations depends upon our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, many of which are beyond our control. We believe that, based on current levels of operations and anticipated future growth, our expected cash flow from operations together with available borrowings under the Senior Credit Facility will be adequate to meet our anticipated working capital, capital expenditure and scheduled principal and interest payments. We cannot assure you, however, that we will continue to generate cash flow at or above current levels or that estimated growth will be achieved. If future cash flow is not sufficient to make scheduled payments on our debt, we will need to refinance all or a portion of our debt, including the Notes, before maturity, obtain additional financing, delay planned acquisitions and capital expenditures or sell assets. We cannot assure you that we will be able to refinance any of our debt, including debt outstanding under the Senior Credit Facility and the Notes, on commercially reasonable terms or at all.

           In connection with this risk factor, you should also read Item 5.B. "-- Liquidity and Capital Resources" and our audited historical combined and consolidated financial data and the accompanying notes included elsewhere in this annual report.

SIGNIFICANT COMPETITION -- WE OFFER PRODUCTS IN HIGHLY COMPETITIVE MARKETS. OUR FAILURE TO COMPETE EFFECTIVELY COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

           Competition within the grocery business is intense. The market share is concentrated among a small number of well-established companies that operate on both a national and international basis with single- or multiple-branded product lines. We face competition throughout our product lines from these and other companies, but primarily in the branded products segments. Our competitors have varying abilities to withstand changes in market conditions. Some of our competitors are multinational conglomerates with greater financial resources and flexibility than we have. Our ability to compete effectively will require continuous efforts in sales and marketing of our existing products, development of new products and cost rationalization. Furthermore, we cannot predict the pricing or promotional actions of our competitors or their effect on our ability to market and sell our products. We cannot assure you that our sales volume or market shares would not be adversely affected by negative consumer reaction to our higher prices as a result of any price reduction or promotional sales undertaken by our competitors or that we will not be forced to reduce our prices to meet our competition or that we will otherwise be able to compete effectively. For further information on competition and our competitors in the sectors in which we compete, see Item 4.B. "Business Overview--Company Products."

DEPENDENCE ON RAW MATERIALS -- OUR INABILITY TO PASS PRICE INCREASES OF RAW MATERIALS ON TO OUR CUSTOMERS COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

           We purchase the raw materials used in our products from numerous suppliers. The prices of many of these raw materials are affected by, among other things, agricultural polices of the U.K. and, to a certain extent, the policies of the European Union. Movement in the price levels of these raw materials can have a corresponding impact on finished product costs and, therefore, on our gross margins. Our ability to pass through increases in the cost of raw materials to our customers depends upon competitive conditions and pricing methods employed in the various markets in which we operate.

           In addition, severe weather conditions, such as floods, droughts or frosts, may affect the supply of one or more of our raw materials. If the supply of any of our raw materials is adversely affected by adverse weather conditions, we cannot assure you that we will be able to obtain sufficient supplies from other sources.

           The industry is facing increasing consumer sentiment in Europe against the use of genetically modified ingredients. While we have made efforts to avoid the use of genetically modified ingredients and have been largely unaffected by this issue, some of our products still contain genetically modified ingredients and remain sensitive to consumer perception.

SEASONALITY AND QUARTERLY FLUCTUATIONS -- OUR RESULTS OF OPERATIONS ARE SUBJECT TO SEASONAL FLUCTUATIONS.

           Historically, our sales have been higher during the fourth quarter than the balance of the year. Our hot chocolate and malted drink business is affected by seasonal changes in temperature with sales usually declining during the warm summer months. In our canned foods business, consumer demand tends to be higher in the colder months of the year, with increased sales during the fall and winter and lower sales during the spring and summer. In addition, a portion of our canned products are packed using short-life seasonal ingredients which are available at specific times during the year, particularly during the months of July through September. We generally have a significant increase in sales by our preserves, pickles and sauces business during the pre-Christmas period. In addition, working capital requirements are also affected by the seasonal nature of our sales. Because of the seasonal fluctuations, the results of our operating performance for any particular quarter will not necessarily be indicative of our results for the full year or future years. For further information on the effects of seasonality on our business, see Item 5.A. "Operating Results--Seasonality."

CONSOLIDATION OF RETAIL FOOD INDUSTRY IN THE U.K. -- OUR ABILITY TO COMPETE IN THE RETAIL FOOD INDUSTRY COULD BE SIGNIFICANTLY AFFECTED IF THE CONSOLIDATION OF GROCERY RETAILERS CONTINUES.

           There is an increasing trend towards consolidation in the retail food industry in the U.K. In 1998, two of the major retail food chains in the U.K., Somerfield and KwikSave, merged. In 1999, Wal-Mart acquired ASDA, another major U.K. retail food chain. In continental Europe, two major grocery retails, Carrefour and Promodes, merged in 1999 creating the largest retailer in France. This consolidation has increased price competition among suppliers to the major retail food chains, and ultimately lead to greater consolidation among such suppliers. As a result, grocery retailers and manufacturers frequently engage in pricing campaigns such as "Everyday Low Price" and "Buy One/Get One Free" in order to promote their products and gain market share. These campaigns have generally lowered our margins by increasing our short-term promotion costs, but this effect is partially offset by the additional sales made as a result of these campaigns. While we believe that our relationships with our retail customers are strong, the continuation of the trend of consolidation could have a material adverse impact on our results of operations.

GOVERNMENT AND EUROPEAN REGULATION -- WE ARE SUBJECT TO EXTENSIVE REGULATION.

           As a manufacturer of products intended for human consumption, we are subject to extensive governmental regulation. We are subject to regulations in the U.K. with respect to product composition, packaging, labeling, advertising and safety of our products, the health, safety and working conditions of our employees and our competitive and marketplace conduct. In addition, as a company within the jurisdiction of the European Commission (the "EC"), we are subject to various directives and other regulatory promulgations of the EC covering, among other things, the manufacturing, composition, ingredients, labeling, packaging and safety of food. From time to time additional legislative initiatives may be introduced which may affect our operations and the conduct of our businesses, and we cannot assure you that in the future the cost of complying with such initiatives or the effects of such initiatives will not have a material adverse effect on our operating results or financial condition.

BRANDS AND INTELLECTUAL PROPERTY RIGHTS -- CERTAIN OF OUR INTELLECTUAL PROPERTY RIGHTS COULD BE CHALLENGED OR LAPSE.

           Approximately 46% of our sales of grocery products in 2001 were from brand name products. Our principal trademarks are registered in the U.K., and we have trademark registrations for various products in more than 100 foreign countries. We also have licensing arrangements under which we sell our products, including our Cadbury's brand of cocoa-based beverages and our HP brand of canned goods. While we intend to enforce our trademark and licensing rights against infringement by third parties, we cannot assure you that our actions to establish and protect our trademark and license rights are adequate to prevent imitation of our products by others or to prevent others from seeking to block sales of our products which violate their trademarks and proprietary rights. If a competitor were to infringe on trademarks or licenses held by us, enforcing our rights would likely be costly and would divert funds and resources that could otherwise be used to operate our business. We cannot assure you that we would be successful in enforcing our intellectual property rights.

           We are licensed to use the Cadbury and Cadbury's brand names in connection with our manufacture and marketing of cocoa-based beverages. Our licenses to use the Cadbury and Cadbury's brand names expire in 2006. The license under which we manufacture and market hot chocolate and malted drinks is automatically renewable in 2006 unless Cadbury Limited gives notice of its intention not to renew this license on or before one year prior to the expiration of the initial term of the license. Our Cadbury's cocoa-based beverages contributed approximately 6% to the sales of our continuing businesses in 2001.

           In connection with our manufacture and marketing of HP baked beans and pasta, we have been granted licenses by HP Foods Limited. The licenses are for a term of ten years and are scheduled to expire in March 2006. Our HP branded products contributed approximately 3% to our sales in 2001.

           The acquisition of Nestle included a licence from Nestle SA for the use of the Rowntree's brand name in respect of the production and sale of jelly. The licence is scheduled to expire in June 2012. The license agreement contains no provision for renewal, and any renewal is subject to the parties' future intentions.

           Although we expect that all our material licenses will be renewed on acceptable terms, we cannot assure you that we will be able to renew these licenses or that the licensors will offer to do so on terms acceptable to us. The failure to renew one or more of our material licenses could have a material adverse effect on our ability to market certain products and on our results of operations.

INFLUENCE OF PRINCIPAL SHAREHOLDER - THE OPERATION OF OUR BUSINESS IS INFLUENCED BY HICKS MUSE, AND THE INTERESTS OF HICKS MUSE MAY CONFLICT WITH THE INTERESTS OF THE HOLDERS OF THE NOTES

           Hicks Muse beneficially owns approximately 92.3% of the shares of HMTF Premier Limited. The remaining 7.7% of HMTF Premier Limited is owned by a group of third-party co-investors. HMTF Premier Limited, a limited company incorporated in England and Wales, is the beneficial owner of 92.9% of the ordinary shares of Premier. The remaining 7.1% is beneficially owned by two third-party co-investors. In addition, Messrs. John Muse and Lyndon Lea, members of our board of directors, are also principals of Hicks Muse. Accordingly, Hicks Muse has a great deal of influence over our management policies and the power to control all matters submitted to a vote of our shareholders. In the event that circumstances arise in which the interests of Hicks Muse conflict with your interests as the holders of the Notes, you could be disadvantaged by the actions that Hicks Muse may seek to pursue.

ENVIRONMENTAL MATTERS -- OUR PAST AND PRESENT OPERATIONS MAY PROVE HARMFUL TO THE ENVIRONMENT, AND ANY RELATED COSTS COULD HAVE A SUBSTANTIAL IMPACT ON US.

           Our past and present business operations and ownership and operation of real property are subject to a broad range of environmental laws and regulations in each of the jurisdictions in which we operate. These laws and regulations impose increasingly more stringent environmental protection standards on us and affect, among other things, air emissions, wastewater discharges, the use and handling of hazardous materials, noise levels, waste disposal practices and environmental clean-up. As a result, we may be exposed to substantial environmental costs and liabilities, including liabilities associated with divested assets and past activities.

           The emissions from the coal-fired boilers at our Wisbech canning plant do not meet the air quality regulations, which become mandatory in 2004. We plan to replace or modify these boilers at a capital cost of approximately (pound)3 million.

           We are not aware of any existing environmental liabilities, claims, investigations or proceedings which could reasonably be expected to have a material adverse effect on our financial position. However, we cannot predict future environmental liabilities nor can we assure you that the amounts we have provided and budgeted for will be adequate. In addition, future developments such as changes in laws or environmental conditions may increase environmental costs and liabilities and could have a material effect on our results of operations and our financial position in any given year.

CURRENCY FLUCTUATIONS -- WE HAVE MULTINATIONAL OPERATIONS WHICH EXPOSE US TO CURRENCY EXCHANGE RISKS.

           Approximately 14% of the revenues of our continuing businesses in 2001 were denominated in currencies other than pounds sterling. In addition, a portion of our expenses was denominated in currencies other than pounds sterling. As we expand our operations in continental Europe, our financial condition and results of operations, reported in pounds sterling, may be affected by fluctuations in the value of the local currencies in which we transact business. The appreciation of the pound sterling in recent years against other major currencies has had a negative impact on our reported sales and operating profits. Furthermore, many of our raw materials are obtained from sources outside the U.K. and therefore such costs are incurred in currencies other than the pound sterling. While we engage in foreign exchange hedging transactions, we cannot assure you that exchange rate fluctuations will not have a material adverse effect on our own financial position.

           The final stage of the European Economic and Monetary Union ("Stage III") began on January 1, 1999 in 11 European Union member states. The 11 participating countries adopted fixed conversion rates between their existing currencies and the euro, the currency that has been adopted as their common legal currency, and then on January 1, 2002 converted their legacy currencies into the euro at the fixed conversion rates. Euro notes and coins were introduced on January 1, 2002 and the legacy currencies ceased to be legal tender by February 28, 2002. The U.K. is not currently a Stage III participant, although the U.K. government has stated that the U.K. might join the single currency at a later date. If the U.K. adopts the euro, the euro will replace the pound sterling as the U.K.'s legal currency and sterling-denominated Notes will be effectively redenominated into euro.

           France and Holland participated in Stage III, and have converted their legacy currencies into the euro. The value of our revenues and assets denominated in euro will therefore decline relative to revenues and assets that are denominated in other currencies, such as the pound sterling or the dollar, if the value of the euro declines.

ITEM 4.    INFORMATION ON THE COMPANY

A.         HISTORY AND DEVELOPMENT OF THE COMPANY

           Premier was incorporated on May 12, 1999 in England and Wales as a public company with limited liability under the name of Queensbury Finance plc. On July 15, 1999, its name was changed to Premier International Foods plc. Both Premier and its wholly owned subsidiary, Premier Financing, were formed as financing vehicles in connection with Hicks Muse's acquisition of Premier Holdings in August 1999. Premier Holdings was a holding company with operating subsidiaries engaged in the grocery, furniture and poultry businesses. As part of this acquisition, Premier Holdings undertook a reorganization in which it transferred its furniture and poultry businesses to other entities controlled by Hicks Muse, and Premier Holdings was recapitalized as a grocery business on a stand-alone basis. On October 29, 1999, Premier Holdings undertook a further reorganization in which the parent company of Premier Holdings, HMTF Premier Limited, made a gift to it of 100% of the ordinary share capital of Premier and in turn Premier Holdings transferred all of its subsidiaries (with the exception of JJ Yates & Co Limited and Citadel Insurance Limited) to Premier for which it received in consideration (pound)60,000,000 of newly issued ordinary shares in Premier. Premier in turn transferred those subsidiaries to Premier Financing for which it received in consideration (pound)60,000,000 of newly issued ordinary shares in Premier Financing. On April 15, 2002, Hillsdown Holdings Limited changed its name to Premier Holdings Limited. The above events are hereafter referred to as the "Transaction". For information regarding acquisitions and dispositions of our material assets and our principal capital expenditures and divestitures, see Item 5.A. "Operating Results" and Item 5.B. "Liquidity and Capital Resources."

           Our principal executive office is located at 28 The Green, Kings Norton, Birmingham, U.K., B38 8SD and our telephone number is +44 1223 233333. We have appointed CT Corporation System, 111 Eighth Avenue, New York, New York 10011, as our agent to receive service of process.


B.         BUSINESS OVERVIEW

OVERVIEW

           We are a leading U.K. manufacturer and marketer of a diversified portfolio of shelf-stable grocery products and one of the largest suppliers of grocery products in the U.K. Our products are sold both under private label brands and under our own popular brand names, which include HP canned foods, Typhoo tea, Cadbury's chocolate drink mixes, Marvel powdered milk creamers and Chivers Hartley's preserves. Combining the sales of both our private label and brand name products, we are the leading supplier in the U.K. of (i) canned grocery products, (ii) tea, (iii) hot chocolate and malted drinks, (iv) powdered milk creamers and (v) preserves. Our balanced portfolio of market-leading branded and private label products provides us with a stable revenue and cash flow and, together with our comprehensive manufacturing and distribution capabilities, gives us a strong platform for introducing new products and product line extensions. In addition, as one of the largest suppliers of grocery products in the U.K., we are able to realize economies of scale in sourcing of raw materials, manufacturing, distribution and marketing.

RECENT DEVELOPMENTS

           On May 3, 2002 Premier entered into an agreement to acquire the ambient food business of Nestle in the U.K. and Republic of Ireland ("Nestle"). The acquisition of the U.K. business completed on May 27, 2002. The completion of the acquisition of the Irish business is subject to clearance by the relevant competition authorities. The ambient foods businesses that were acquired span a broad range of product categories, including pickles, vinegars, sauces, sweet spreads, preserves, ambient desserts and dehydrated foods. The purchase price of (pound)135 million has been funded by additional borrowings under the Senior Credit Facility.

INDUSTRY

           The U.K. market for grocery products has demonstrated consistent growth over the past five years. According to the U.K. Office for National Statistics, consumer spending on food has grown from approximately (pound)49.8 billion in 1996 to an estimated (pound)56.1 billion in 2001, a compound annual growth rate of approximately 2.0%. There has been more growth in the higher-margin value-added segment of the market. Consumer trends favoring convenience, snacking, variety, health and nutrition have underpinned faster-growing categories such as chilled and fresh produce, prepared and semi-prepared foods, biscuits, cakes, cereals and snacks.

           The U.K. grocery products market can also be characterized as being highly competitive. Intense competition among large national grocery retail chains has (i) led to a wave of consolidation among retailers, (ii) increased the purchasing power of these retailers and (iii) prompted a rationalization of their supplier base. With approximately 75% of all retail food sales generated in supermarkets and hypermarkets, grocery manufacturers have sought to maintain profit growth by working in partnership with these national retailers in both new product development and the broadening of private label categories. It has, therefore, been the largest U.K. grocery manufacturers that have succeeded in adapting to retailers' demands for the nation-wide supply of a broad range of branded and private label products.

COMPANY PRODUCTS

           We manufacture and market products for the retail grocery and food service markets in three principal product groups: (i) canned foods, pickles and sauces; (ii) beverages; and (iii) preserves.

CANNED FOODS, PICKLES AND SAUCES

We are the largest domestic manufacturer of canned foods in the U.K. market. We compete in substantially all product segments of the market, including the baked bean, pasta, soup, vegetable, fruit pie filling, meat and casserole segments. We are the market leader in the vegetable and baked bean segments and in second position in the pasta segment, with market shares of 57%, 46% and 34%, respectively. Sales of our private label and branded canned foods accounted for approximately 74% and 26% of our canned foods revenues in 2001, respectively. We are a leading manufacturer of branded and private label pickles and sauces in the U.K. Our branded and private label products each accounted for approximately 50% of our 2001 sales in this product category. Our key brand names in the canned food, pickles and sauces group are HP, Morton, Smash, Haywards and Loyd Grossman.

 CATEGORY                                   COMPANY REVENUES         U.K. MARKET SHARE       KEY COMPETITORS
                                            (POUNDS STERLING
                                              IN MILLIONS)
                                               YEAR ENDED
                                            DECEMBER 31, 2001
 Canned foods, pickles and sauces:
   Vegetables(1)                       (pound)      88.7                   57%               Various
   Baked beans and variants...............         102.9                   46%               Heinz
   Pasta..................................          25.6                   34%               Heinz
   Soups (2)..............................          20.5                   22%               Heinz; Campbell's
   Meats (3)..............................          16.4                   15%               Campbell's; Master Foods
   Fruit and fruit pie fillings...........          17.2                   48%               Various
   Instant mashed potatoes................           9.2                   59%               Master Foods
   Pickles................................          23.7                   12%               Nestle(4); Hazelwood
   Sauces(5)..............................          21.5                                     Master Foods
 Other....................................          36.7
                                               ------------

           Total                       (pound)     362.4
                                               ============

-------------------

(1)      Excludes tomatoes.
(2)      Excludes retail pouches.
(3) Includes only canned meats that require heating such as stews, curries and chili.
(4)      The pickles business of Nestle was acquired by Premier in May 2002.
(5) The sauces market covers a range of different sub-markets which prevents calculation of a U.K. sauces market share figure

           Within the canned foods, pickles and sauces category, our key product segments are (i) vegetables, (ii) baked beans and variants, (iii) pasta, (iv) soups, (v) pickles, and (vi) sauces.

Vegetables. We are the largest manufacturer of canned vegetables in the (pound)177 million U.K. canned vegetable (excluding tomatoes) market. Approximately 74% of our 2001 sales in canned vegetables are from sales to the private label market, but we also have a strong branded presence in many seasonal products such as peas and carrots.

Baked Beans and variants. We are the largest U.K. manufacturer and marketer in the (pound)205 million U.K. canned baked bean market. Approximately 77% of our 2001 sales in this product segment were from private label sales. The canned baked bean market is a relatively mature market, and we seek to grow by developing product extensions and variants that can be sold both under our brand names and under private labels.

Pasta. We are the largest manufacturer and marketer of private label canned pasta in the (pound)98 million U.K. canned pasta market. Approximately 77% of our 2001 sales in this product segment were from private-label sales. As with baked beans, the canned pasta market is mature, and we seek to expand our offering through the introduction of product extensions of our established products.

Soups. In the(pound)186 million U.K. canned soup market, we are the largest manufacturer of private label canned soups and the second largest manufacturer of canned soups overall. We manufacture and market our products almost exclusively for the private label market.

Pickles. We are one of the leading producers of pickles in the U.K., and the U.K.'s leading producer of brand name sour pickles. Our pickles are marketed principally under the Haywards brand name. Within the pickles category, we are also the leader in a number of subcategories, including mixed pickles, piccalilli and red cabbage. The acquisition of the Nestle ambient business in the U.K. adds the leading sweet pickle brand, Crosse and Blackwell's Branston Pickle.

Sauces We manufacture table and cooking sauces, including our Loyd Grossman brand of pasta sauces, which is the number three cooking sauce brand in the U.K. market. The acquisition of the Nestle ambient business in the U.K. adds the number three diet salad dressing brand, Waistline.

Other. We also market one of the U.K. leading instant potato brands, Smash, which has a 59% market share in the U.K. In addition, we produce canned meats and casseroles and fruit pie fillings.

BEVERAGES

 CATEGORY                                   COMPANY REVENUES             MARKET SHARE         KEY COMPETITORS
                                            (POUNDS STERLING
                                              IN MILLIONS)
                                               YEAR ENDED
                                            DECEMBER 31, 2001
 Beverages:
 Tea......................................(pound)   98.3                    26%               Tetley; Unilever
 Hot chocolate and
 Malted drinks............................          48.5                    36%               GlaxoSmithKline; Novartis
 Powdered milk creamer....................          20.5                    44%               Nestle; Uniq
 Other....................................           8.3
                                               ------------

           Total                       (pound)     175.6
                                               ============


Teas. We are the largest supplier by volume in the (pound)616 million U.K. tea market. Branded sales, principally the Typhoo brand, represent approximately 62% of our total tea sales in 2001. In addition to traditional tea, we also market Lift, the largest instant lemon tea brand in the U.K. and London Fruit and Herb infusions, which is the second largest brand of fruit and herbal infusions in the U.K. In addition to marketing tea for the retail grocery market, we also pack and market tea for sale to the catering and vending trades.

Hot chocolate and malted drinks. We are the leading supplier in the (pound)122 million U.K. hot chocolate and malted drinks market. Approximately 87% of sales of our hot chocolate and malted drink sales in 2001 were from branded products, principally under the Cadbury's brand name and include Cadbury's cocoa, Cadbury's drinking chocolate, Bournvita, Chocolate Break and Highlights. Growth in the U.K. hot chocolate and malted drinks market is primarily due to the strong growth in instant products (which are mixed with water rather than milk).

Powdered Milk Creamers. We are the leading supplier in the (pound)35 million powdered milk creamer market in the U.K. Approximately 68% of our powdered milk creamer sales in 2001 were from branded products, which are sold under the Marvel, Kenco, Coffee Top, Coffee Compliment and Tea Top brand names.

Other beverages. We supply other hot and cold beverages to be able to offer a complete range of beverage products to those customers who require it.

PRESERVES

           We are a leading manufacturer of branded and private label jam, marmalade, honey and jelly, in the U.K. and have established a position as a leading producer of jam and ambient fruit compote in France. In the U.K., we market a comprehensive range of branded products under the Hartley's, Chivers, Rose's, Honeysuckle, and MaMade, brands, and in France we market our products predominantly under the Materne, Confipote and Boin brands. Our private label products accounted for approximately 56% of our 2001 sales in this product category.

 CATEGORY                                   COMPANY REVENUES             U.K./FRENCH          KEY COMPETITORS
                                            (POUNDS STERLING           MARKET SHARE(1)
                                              IN MILLIONS)
                                               YEAR ENDED
                                            DECEMBER 31, 2001
 U.K.
   Preserves
      Jam.................................(pound)   28.4                    40%               RHM; Duerrs
      Marmalade...........................          15.3                    37%               RHM; Duerrs
   Honey..................................           3.8                     9%               Nestle(2); Rowse
   Jelly..................................           5.2                    30%               Nestle(2)
   Other..................................           6.0
  FRANCE                                                                                      Various
   Compote................................          31.8                                      Andros
   Preserves..............................          22.0                    27%               Andros
   Other..................................          21.3
                                               ------------

           Total                       (pound)     133.8
                                               ============

(1) Because of the various packaging formats in this category, market share for this category is based on value rather than volume.
(2) The Honey and Jelly businesses of Nestle were acquired by Premier in May 2002.

Preserves. We are the leading provider of standard jam and marmalade in the (pound)161 million U.K. standard jam and marmalade market. We market our jams under the Hartley's brand, which is the U.K.'s leading branded standard jam, and we market marmalade under the Chivers, Rose's and MaMade brand names. Private label sales represented approximately 57% of our preserves sales in 2001.

           We are a leading manufacturer of jam in France, with a combined 27% share of the French jam market with our Materne, Confipote, Boin and Verger D'Alienor brands. Approximately half of our total annual jam production is private label product. We are the market leader in the growing specialty segment with our premium Confipote brand.

Compotes. The compote market in France is a growing segment, with sales of (pound)165 million in 2000, and comprises of fresh (chilled) and ambient (shelf-stable) products. The sector is dominated by branded products. In France, we sell compote under our Materne and Boin brands, which together have a market share of approximately one quarter of the combined fresh and ambient compote market.

Honey, Jelly and Other. We also market honey, jelly, mincemeat and fruit curd in the U.K. and Ireland. The acquisition of the Nestle ambient business in the U.K. adds the number one honey brand, Gales, the number one jelly brand, Rowntree's, the number one fruit curd brand, Gales, and the number one peanut butter brand, Sun-Pat.

POTATOES

           We are a leading trader, grader and distributor of potatoes in the U.K., purchasing our supply of potatoes for resale from growers around the world. Our potato business had sales of approximately (pound)157.3 million and handled approximately 881,000 tons of fresh potatoes for the year ended December 31, 2001. Our potato business is divided into three areas: (i) the supply of potatoes to potato processors such as crisp (potato chip) and chip (french fries) manufacturers; (ii) the provision of value-added packages of potatoes to grocery retailers, the food service industry and the wholesale market; and (iii) the supply of assorted varieties of seed potatoes to growers for planting. The potato trading, grading and distribution market is highly fragmented; the only other competitor of a similar size is Greenvale AP.

OTHER

           We also distribute biscuits on behalf of an affiliated company and breakfast cereals in France through Materne, our French preserves manufacturing and distribution business.

SALES, MARKETING AND DISTRIBUTION

           We have a direct sales force of approximately 72 employees, who are divided among our product groups. Each group's sales force generally consists of national accounts teams, which are assigned to handle each of our major retail and food service customers. Sales personnel assigned to major grocery retail accounts typically work with the national retail chains to establish a marketing and promotion plan for our private label and brand name products, while sales personnel are assigned to food service accounts work to develop and provide products meeting the particular specifications and needs of our food service customers. Our sales teams are generally supported by a sales support staff responsible for marketing, category management and new product development.

           To stimulate demand for our branded products, each product group establishes marketing programs that include television and print advertisements for certain key brands and in-store and on-package promotions. In 2001, we spent approximately (pound)39 million on television and print advertising and trade promotions. These promotions are aimed at increasing consumer awareness, building customer loyalty and increasing the usage and purchasing frequency of our products. In addition, in some segments, we assist our major grocery retailers to design and implement marketing promotions for their private label business, which will in turn increase their demand for our private label products. We also conduct trade promotions aimed at increasing our sales among grocery retailers, wholesalers, cash and carry retailers and food service providers.

           We typically sell our products on an order-by-order basis, with the exception that sales of canned foods and preserves, pickles and sauces to our national retail customers in the U.K. are generally made under annually negotiated contracts. We distribute our products predominantly through third-party carriers from our approximately 23 points of distribution, including our production and warehouse facilities.

           The following table analyses our sales by geographical origin and geographical market for each of 1999, 2000 and 2001. The table has been derived from and should be read in conjunction with our audited consolidated historical financial statements and the related notes included elsewhere in this report. The review of accounting policies required by FRS 18 identified that certain sales deductions would be more appropriately classified as a reduction in "sales" rather than "cost of sales" and certain promotional expenditure would be more appropriately classified as "selling and distribution costs" rather than a reduction in "sales". This change of policy has been adopted and the comparatives for 1999 and 2000 restated accordingly (Further details are included in Note 2 to our consolidated Financial Statements included in this report).

                                      TURNOVER BY GEOGRAPHICAL ORIGIN            TURNOVER BY GEOGRAPHICAL MARKET
                                     1999          2000           2001          1999          2000          2001
                                   (POUND)M      (POUND)M       (POUND)M      (POUND)M      (POUND)M      (POUND)M
  U.K.                               724.1         694.9         723.4          698.2         681.9         712.3
  Mainland Europe                    130.2         123.6         121.8          148.1         129.3         124.4
  Other countries                      -             -             -              8.0           7.3           8.5
                                ------------  ------------  -------------  ------------  ------------  ------------
  Continuing operations              854.3         818.5         845.2          854.3         818.5         845.2
  Discontinued operations            234.8         215.1           4.1          234.8         215.1           4.1
                                ------------  ------------  -------------  ------------  ------------  ------------

  Total                            1,089.1       1,033.6         849.3        1,089.1       1,033.6         849.3
                                ============  ============  =============  ============  ============  ============


RAW MATERIALS

           The primary raw materials used in our operations differ in each product group and include packaging materials, sugar, tea, glucose, fats, dairy products, seasonal and non-seasonal fruit and vegetables, dried pulses, tomato paste and meat. With the exception of cocoa and certain cocoa-related products, which we are contractually obliged to acquire exclusively from Cadbury Limited, our raw materials are generally sourced from a number of different suppliers in the U.K., Europe, the United States, Asia and Africa. We believe there are a number of alternative suppliers for all our primary raw and packaging materials. Our overall group buying power is used where appropriate to secure competitive prices for raw materials. We do not generally enter into supply contracts for terms of more than one year.

           A substantial portion of our raw material purchases is made in currencies other than pounds sterling and accordingly we are subject to foreign exchange risk in sourcing our raw materials. In addition to this risk, the price of fruits, vegetables, tea and pulses may be affected by crop quantity and quality and demand from other food processors. Sugar supplies are affected by the E.U. common agricultural policy, which sets sugar production levels for member states and a minimum intervention price, which is based on relative exchange rates. Packaging costs are affected by the price of steel, glass, paper and board and the level of competition within the industry.

           Each product group offers a wide product range and operates flexible working practices so that the seasonal availability of any raw materials, such as fruits and vegetables, has a minimum impact on production. Seasonality may mean that there are some capacity limitations placed on some non-seasonal products at certain times of the year and the level of finished goods stockholding and associated working capital requirements may also be affected by the seasonality of supply of certain product categories.

CUSTOMERS

           Our customer base is comprised primarily of grocery retailers, including supermarkets, convenience stores, discounters, co-operatives and cash and carry retailers. In addition, we also sell to wholesalers and food service providers, and our potato trading business supplies food processors and potato growers. For our continuing businesses, our six largest customers accounted for 46% of our revenues in 2001, with one customer accounting for over 10% of our revenues during that period.

COMPETITION

           The grocery supply business is highly competitive. We compete in a substantial number of product markets and market segments, and the size, nature and position of our competitors within these markets and segments vary substantially. Our competitors in some of the markets and market segments in which we compete may have substantially greater resources and stronger market positions than we have. Our strategy for competing with our competitors varies from market to market, but generally we seek to compete on the basis of breadth of product offerings, service, quality and price. For additional information regarding our primary competitors within our key product groups, see the information under the subheadings "-- Canned Foods, Pickles and Sauces", "-- Beverages", "-- Preserves" and "-- Potatoes".

TRADEMARKS AND LICENSES

           We own a substantial number of registered and unregistered trademarks in countries throughout the world for use in connection with the sale and marketing of our various food products. These trademarks are important in the aggregate because brand name recognition is a key factor in the success of many of our product lines. The current registrations of these trademarks are effective for varying periods of time and may be renewed periodically, provided we comply with all applicable laws. We are not aware of any material challenge to our ownership of our major trademarks.

           We are licensed to use the Cadbury and Cadbury's brand names in connection with our manufacture and marketing of cocoa-based beverages. Our licenses to use the Cadbury and Cadbury's brand names under which we manufacture and market hot chocolate and malted drinks is automatically renewable in 2006 unless Cadbury Limited gives notice of its intention not to renew this license on or before one year prior to the expiration of the initial term of the license.

           In connection with our manufacture and marketing of HP canned baked beans and pasta, we have been granted licenses by HP Foods Limited to use the HP brand name. The licenses are for a term of 10 years and are scheduled to expire in March 2006. The license agreement contains no provision for renewal, and any renewal is subject to the parties' future intentions.

           In addition to the licenses described above, we also have third-party licenses for the use of the Rose's, Cadbury's and Heinz WeightWatchers brand names on certain of our jam and marmalade and sweet spread products. We also from time to time enter into royalty agreements with various licensors in connection with our television and film tie-in products.

           The acquisition of Nestle included a licence from Nestle SA for the use of the Rowntree's brand name in respect of the production and sale of jelly. The licence is scheduled to expire in June 2012. The license agreement contains no provision for renewal, and any renewal is subject to the parties' future intentions.

           Although we expect our material licenses to be renewed on acceptable terms, we cannot assure you that we will be able to renew all these licenses or that the licensors will offer to do so on terms acceptable to us. The failure to renew one or more of our material licenses could have a material adverse effect on our ability to market certain products and on our results of operations.

GOVERNMENT REGULATION

           As a manufacturer of products intended for human consumption, we are subject to extensive governmental regulation. We are subject to regulation in the U.K. with respect to the composition, packaging, labeling, advertisement and safety of our products, the health, safety and working conditions of our employees and our competitive and marketplace conduct. In addition, as a company within the jurisdiction of the E.U., we are subject to various directives and other regulatory promulgations of the E.U. covering, among other things, product manufacturing, composition, ingredients, labeling, packaging and safety.

           Our operations and properties are also subject to a wide variety of E.U., U.K. and local laws and regulations governing the use, storage, handling, generation, treatment, emission, release, discharge and disposal of hazardous materials, substances and wastes and the remediation of contamination to the environment. The emissions from the coal-fired boilers at our Wisbech canning plant do not meet the air quality regulations, which become mandatory in 2004. We plan to replace or modify these boilers at a capital cost of approximately (pound)3 million. Except for this remediation program, we do not believe, based upon our experience to date, that the future cost of compliance with existing environmental laws and regulations, and liability for known environmental claims will have a material adverse effect on our business or financial position. However, future events, such as changes to existing laws and regulations (or in their interpretation) and more vigorous enforcement by regulatory agencies may give rise to additional expenditures or liabilities that could be material to our business.

           In addition to existing regulatory legislation, several legislative initiatives are under consideration which may have an effect on our operations, including the Foods Standards Agency in the U.K., which will be responsible for administering various existing legislation regarding food safety and packaging, the U.K. Integrated Pollution Prevention and Control initiative, which, if enacted, would set further standards for air emissions in furtherance of clear air.

           From time to time, additional legislation may be introduced that may affect our operations and the conduct of our business, and we cannot provide assurance that the cost of complying with the legislation or that the effects of the legislation will not have a material adverse effect on our profitability or financial condition in the future.

SEASONALITY

           Historically, our sales have been higher during the first and fourth quarters than during the second and third quarters. Within our canned foods business, consumer demand tends to be higher in the colder months of the year, with increased sales during the autumn and winter and lower sales during the spring and summer. Our hot chocolate and malted drinks business is affected by seasonal changes in temperature, with sales usually declining during the warm summer months. We generally have a significant increase in sales by our preserves, pickles and sauces business during the pre-Christmas period. In addition, our working capital requirements are affected by the seasonal nature of our sales and production as a portion of our seasonal canned products is packed during the months from July to September. We anticipate that the acquisition of the Nestle ambient business in the U.K. will not alter the seasonal profile of our sales as the businesses acquired have a similar profile to our existing product portfolio.

           As a result of the seasonality of our sales, the results of our operations for any given fiscal quarter will not necessarily be indicative of our results for the full year. The sales of our principal product groups (excluding potatoes) in the four fiscal quarters of 2001 are shown in the table below:

                                                                   Fiscal Year Ended December 31, 2001
                                                  ----------------------------------------------------------------------
                                                      First         Second         Third        Fourth         Total
                                                     Quarter       Quarter        Quarter       Quarter
                                                                             (in(pound)millions)
Sales
Canned foods, pickles and sauces (i)..............      85.8          85.4           79.5          91.8         342.5
Beverages (ii)....................................      46.6          41.1           41.4          45.3         174.4
Preserves (iii)...................................      32.7          31.9           30.9          32.3         127.8
                                                   ------------  -------------  ------------  ------------  ------------

                                                       165.1         158.4          151.8         169.4         644.7
                                                   ============  =============  ============  ============

Acquisitions......................................                                                               27.1
Potatoes (iv) ....................................                                                              157.3
Other.............................................                                                               16.1
                                                                                                            ------------

     Turnover from continuing operations..........                                                              845.2
                                                                                                            ============

 (i) Excluding sales from SonA of(pound)19.9 million.
(ii) Excluding sales from Lift of(pound)1.2 million.
(iii) Excluding sales from Nelsons of(pound)6.0 million.
(iv) Potatoes are excluded from the seasonality table as the value of our potato sales is principally dependent on the price at which potatoes are traded in the commodity markets, which is principally dependent on the quality and size of the U.K. potato harvest, which can vary significantly from year to year.

C.         ORGANIZATIONAL STRUCTURE

           The following chart shows our organizational structure:

          -------------------                -------------------
          HICKS                              THIRD
          MUSE                               PARTIES
          -------------------                -------------------
                   |                                  |
                   |                                  |
          -------------------                         |
          HMTF                                        |
          PREMIER                                     |
          -------------------                         |
                   |                                  |
                   |  92.9%                           |
          -------------------                -------------------
          PREMIER                            PREMIER
          HOLDINGS            -------------- CO-INVESTOR
          -------------------                -------------------
                   |               7.1%
                   |  100%
          -------------------
          PREMIER
          INTERNATIONAL FOOD
          PLC (ISSUER)
          -------------------
                   |
                   |  100%
          -------------------
          PREMIER FINANCING
          -------------------
                   |
                   |  100%
          -------------------
          PREMIER'S OPERATING
          AND NON-OPERATING
          SUBSIDIARIES
          -------------------


           Our material subsidiaries at December 31, 2001 were as follows:

                                                        COUNTRY OF
                                                     INCORPORATION OR
                                                     REGISTRATION AND                                                        %
SUBSIDIARY UNDERTAKINGS                            PRINCIPAL OPERATIONS                        BUSINESS                    OWNED
FINANCING
Premier Financing Limited                          England and Wales           Financing                                    100

CANNING, PRESERVES AND POTATOES
Boin Confitures                                    France                      Preserve and fruit compote manufacturing     100
Chivers Hartley Limited                            England and Wales           Preserve and pickle manufacturing            100
HL Foods Limited                                   England and Wales           Food canning and processing                  100
Jonker Fris                                        Netherlands                 Food canning and processing                  100
Materne SA                                         France                      Preserve and fruit compote manufacturing     100
Premier Brands (U.K.) Limited                      England and Wales           Hot and cold beverages manufacturing         100
Premier Brands France SA                           France                      Beverage and food distribution               100

POTATOES
MBM Produce Limited                                England and Wales           Potato processing and grading                100


           On January 30, 2001 we sold the Horizon Biscuit Company to Eubisco Limited for net proceeds of (pound)90.9 million. On February 22, 2001, we sold FE Barber Limited, the Group's Wines and Spirits subsidiary for (pound)10.9 million.

D.         PROPERTY, PLANTS AND EQUIPMENT

           We operate the production and processing plants described in the following table, all of which are owned and located in the U.K., except where noted. We believe that our manufacturing plants have sufficient capacity to accommodate our planned growth.


            LOCATION                                             PRODUCTS MANUFACTURED
--------------------------------               -------------------------------------------------------------
Long Sutton....................................Canned foods (vegetables, baked beans, pasta and meat)
Wisbech........................................Canned foods (vegetables, baked beans pasta, soup and fruit)
North Walsham..................................Canned foods (baked beans and meat)
Heusden, Holland (Jonker Fris).................Canned foods (vegetables and fruit)
Moreton........................................Standard mainstream tea
Knighton.......................................Chocolate drinks and beverage whiteners
Edinburgh(1)...................................Fruit, herb and specialty teas
Histon.........................................Jams, marmalades, honey and jelly
Aintree(2).....................................Jams, marmalades, honey, jelly and mincemeat
Bury St. Edmonds...............................Pickles and sauces
Boue, France...................................Jams and ambient fruit compote
Biars sur Cere, France ........................Jams
Middleton(3)...................................Vinegar
Hadfield(3)....................................Pickles and sweet spreads


(1)      Leased.
(2) The Aintree plant was closed in April 2002 and the production transferred to our Histon plant.
(3) The Middleton and Hadfield sites were acquired on May 27, 2002, as part of the Nestle acquisition.

           In addition to the production and processing facilities listed above, we own seven additional facilities in the U.K. that are utilized by our potato trading business for potato packing, processing, grading, washing and storage. We also utilize 13 strategically located warehouse and storage facilities in the U.K., including seven used by our potato trading business, three used by our canned foods, pickles and sauces and preserves businesses and three used by our beverages business. We operate all of these facilities except three that are pick and pay warehouses and storage facilities. We lease two of the warehouse and storage facilities we operate in the U.K. In addition, our Materne business utilises a third party to store and distribute its products in France.

           All our property, plant and equipment have been pledged as security to the lenders of the Senior Credit Facility under the terms of the Senior Credit Facility.

           Our past and present business operations and ownership of real property are subject to a broad range of environmental laws and regulations in each of the jurisdictions in which we operate, such as the Environmental Protection Act 1990 and the Water Resources Act 1991. See Item 4.B. "Information on the Company - Business Overview - Government Regulation".

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.         OPERATING RESULTS

           The following is a discussion of our financial condition and consolidated results of operations for 1999, 2000 and 2001, and of the significant factors affecting them. You should read the following discussion in conjunction with the "Selected Historical Combined and Consolidated Financial Data" and our audited consolidated historical financial statements and the related notes thereto included elsewhere in this report. You should note that our financial statements have been prepared in accordance with U.K. GAAP, which differs in certain material respects from U.S. GAAP. The most significant differences between U.K. GAAP and U.S. GAAP are described in Note 24 to our consolidated financial statements included in this report.

OVERVIEW

           We manufacture and market grocery products for the retail grocery and food service markets in four principal product types: (i) canned foods, pickles and sauces; (ii) beverages; (iii) preserves; and (iv) potatoes. Until January 2001, when we disposed of our biscuits operations, we also manufactured and marketed biscuits and cookies. Our products are sold under both private label and our popular brand names, which include HP canned foods, Typhoo tea, Cadbury's chocolate drink mixes, Marvel milk powdered creamer, Chivers and Hartley's preserves and Materne jam. We also operate a potato packing and trading business. Until February 2001, when we disposed of our wines and spirits operations, we also had a private label wines and spirits bottling business.

SIGNIFICANT FACTORS AFFECTING OUR OPERATING RESULTS

ACQUISITIONS, DISPOSALS AND RESTRUCTURING

           We have historically pursued a strategy of both internal and external growth. As a result, we have made a number of acquisitions, dispositions and restructurings which have affected our results of operations during the past three years. The following is a summary of our key acquisitions, dispositions and internal restructurings that we have undertaken since January 1, 1999.

         o In March 1999, we disposed of Holco BV, our mushroom-canning business in the Netherlands, for(pound)24.0 million.

         o In April 1999, we acquired Jonker Fris BV ("Jonker Fris"), a Dutch canning and bottling business, for(pound)5.8 million.

         o In May 1999, we acquired Boin Confitures S.A. ("Boin"), a French preserve/compote business, for (pound)10.4 million. During 2000, we consolidated our jam manufacturing at our Boin facility and our compote manufacturing at our Materne facility.

         o In June 1999, we, together with Premier Holdings's furniture and poultry businesses, were acquired by Hicks Muse for (pound)919.2 million. As part of the acquisition, Premier Holdings undertook a reorganization in which it transferred its furniture and poultry businesses to other entities controlled by Hicks Muse and recapitalised Premier as a stand-alone grocery business for (pound)683.2 million. The recapitalisation was funded from (i) (pound)330.7 million of borrowings under the Senior Credit Facility, (ii) (pound)197.5 million of proceeds from the issuance of the Notes and (iii) (pound)236.0 million equity investments made by Hicks Muse.

         o Following our acquisition in 1999, we embarked on a significant restructuring program to improve the efficiency of our operations and reduce our cost base. We combined our main grocery products operating divisions into a single operation. In connection with the restructuring, we incurred a restructuring charge of (pound)37.5 million relating to the closure of our Forfar canning factory, the `mothballing' of a significant portion of our North Walsham canning factory and a headcount reduction program both in direct and administrative labor. Following the sale of our biscuit operations in January 2001, we further rationalised our administrative functions, incurring a further charge of (pound)4.5 million.

         o In November 1999, we disposed of Chivers Ireland Limited, our preserve manufacturing business in the Republic of Ireland, for (pound)5.2 million. We used the net proceeds to prepay the scheduled amortization payment of (pound)5.0 million due in June 2000 under the Senior Credit Facility.

         o In January 2001, we sold our biscuits operations to Eubisco Limited, an affiliate of ours, for net proceeds of (pound)90.9 million, but retained our French biscuits distribution business. Eubisco Limited was formed by Hicks Muse in connection with its acquisition of Burton's Gold Medal Biscuits from Associated British Foods in October 2000. We used the proceeds from the sale to reduce the balance due under our Senior Credit Facility.

         o In February 2001, we sold FE Barber Limited, our wines and spirits subsidiary for(pound)10.9 million. We used the proceeds from the sale to reduce the balance due under our Senior Credit Facility.

         o In April 2001, we acquired the canned foods, pickles and sauces business of Stratford on Avon Foods Limited ("SonA"), for (pound)12.9 million. This business has been integrated into our existing canned foods, pickles and sauces operations.

         o In September 2001, we acquired the `Lift' instant lemon tea business ("Lift") for(pound)8.3 million. This business has been integrated into our existing beverages operations.

         o In October 2001, we acquired the assets and trade of Nelson's of Aintree Limited ("Nelsons"), a company manufacturing sweet preserves for (pound)7.5 million. This business is being integrated into our existing preserves operations.

         o On May 3, 2002 Premier entered into an agreement to acquire the ambient food business of Nestle ("Nestle") in the U.K. and Republic of Ireland. The acquisition of the U.K. business was completed on May 27, 2002. The completion of the acquisition of the Irish business is subject to clearance by the relevant competition authorities. The ambient foods businesses that were aquired span a broad range of product categories, including pickles, vinegars, sauces, sweet spreads, preserves, ambient desserts and dehydrated foods. The purchase price of (pound)135 million was funded by additional borrowings under the Senior Credit Facility (see 5.B. "Liquidity and Capital Resources").

CURRENCY FLUCTUATION

           Although over 85% of our business is conducted in the U.K., we have operations in France and the Netherlands. We source raw materials from countries around the world and export our products to various countries. Therefore, our financial position and results of operations are subject to both currency transaction risk and currency translation risk.

           Our operating subsidiaries incur currency transaction risk whenever they enter into either a purchase or sales transaction using a currency other than that in which they regularly operate and incur their expenses. We enter into forward currency contracts to hedge against our exposure to foreign currency exchange rate fluctuations in the purchase of raw materials and in our export business. As of December 31, 2001 we had (pound)32.7 million nominal value of forward currency contracts, cross currency swaps and interest rate swaps, with an aggregate unrealized net gain of (pound)5.5 million on those instruments at that date.

           With respect to currency translation risk, the financial condition and results of operations of our non-U.K. businesses are measured and recorded in the relevant domestic currency of the jurisdiction in which the business is located and then translated into pounds sterling for inclusion in our consolidated financial statements. The pound sterling appreciated against the euro by 12.9% during 1999 and had a negative impact on our sales and operating profit as reported in pounds sterling. The exchange rate has remained comparatively stable during 2000 and 2001.

INDUSTRY FACTORS

           Our financial condition and results of operation are also influenced by industry trends. In recent years, there has been increased consolidation among the major grocery retailers in the U.K. as well as in continental Europe. In 1998, two of the major retail food chains in the U.K., Somerfield and KwikSave, merged. In addition, Wal-Mart entered the U.K. market through its 1999 acquisition of ASDA, one of the U.K.'s largest grocery retailers. In continental Europe, two major grocery retailers, Carrefour and Promodes, merged in 1999 to create the largest retailer in France. This consolidation has increased price competition among suppliers to the major retail food chains, and may ultimately lead to greater consolidation among such suppliers. As a result, grocery retailers and manufacturers frequently engage in pricing campaigns such as "Everyday Low Price" and "Buy One/Get One Free" in order to promote their products and gain market share. These campaigns have generally lowered our margins by increasing our short-term promotion costs, but this effect is partially offset by the additional sales made as a result of these campaigns. While we believe that our relationships with our retail customers are strong, the continuation of the trend of consolidation could have a material adverse impact on our results of operations.

SEASONALITY

           Historically, our sales have been higher during the first and fourth quarters than during the second and third quarters. Within our canned foods business, consumer demand tends to be higher in the colder months of the year, with increased sales during the autumn and winter and lower sales during the spring and summer. Our hot chocolate and malted drinks business is affected by seasonal changes in temperature, with sales usually declining during the warm summer months. We generally have a significant increase in sales by our preserves, pickles and sauces business during the pre-Christmas period. In addition, our working capital requirements are affected by the seasonal nature of our sales and production as a portion of our seasonal canned products is packed during the months from July to September.

           As a result of the seasonality of our sales, the results of our operations for any given fiscal quarter will not necessarily be indicative of our results for the full year. The sales of our principal product groups (excluding potatoes) in the four fiscal quarters of 2001 are shown in the table below:

                                                                        Fiscal Year Ended December 31, 2001
                                                       ----------------------------------------------------------------------
                                                           First         Second         Third        Fourth         Total
                                                          Quarter       Quarter        Quarter       Quarter
                                                                                  (in(pound)millions)
Sales
Canned foods, pickles and sauces (i)..................       85.8          85.4           79.5          91.8         342.5
Beverages (ii)........................................       46.6          41.1           41.4          45.3         174.4
Preserves (iii).......................................       32.7          31.9           30.9          32.3         127.8
                                                        ------------  -------------  ------------  ------------  ------------

                                                            165.1         158.4          151.8         169.4         644.7
                                                        ============  =============  ============  ============

Acquisitions..........................................                                                                27.1
Potatoes (iv) ........................................                                                               157.3
Other.................................................                                                                16.1
                                                                                                                 ------------

     Turnover from continuing operations..............                                                               845.2
                                                                                                                 ============

(i) Excluding sales from SonA of(pound)19.9 million.
(ii) Excluding sales from Lift of(pound)1.2 million.
(iii) Excluding sales from Nelsons of(pound)6.0 million.
(iv) Potatoes are excluded from the seasonality table as the value of our potato sales is principally dependent on the price at which potatoes are traded in the commodity markets, which is principally dependent on the quality and size of the U.K. potato harvest, which can vary significantly from year to year.

OPERATING RESULTS

           The following table summarises our operating results before operating exceptional items for each of 1999, 2000 and 2001. The table has been derived from and should be read in conjunction with our audited consolidated historical financial statements and the related notes included elsewhere in this report. The results of operations for 1999, 2000 and 2001 presented below have been restated to reflect the disposal of our biscuits and wines and spirits operations in the first quarter of 2001.

                                                                            Year Ended December 31,
                                               -----------------------------------------------------------------------------------
                                                  1999        % of total       2000       % of total       2001       % of total
                                                                sales                        sales                       sales
                                                                   (in(pound)millions except for percentage data)
  Sales
  Continuing operations
       Canned foods, pickles and sauces            321.6          29.5          337.6          32.7         362.4          42.7
       Beverages                                   223.3          20.5          193.8          18.8         175.6          20.7
       Preserves                                   143.5          13.2          135.0          13.0         133.8          15.7
       Potatoes                                    135.6          12.5          132.5          12.8         157.3          18.5
       Other                                        30.3           2.8           19.6           1.9          16.1           1.9
                                               ------------  -------------  ------------  ------------  ------------  ------------

       Total continuing operations                 854.3          78.5          818.5          79.2         845.2          99.5
  Discontinued operations
       Biscuits and cookies                        160.4          14.7          159.6          15.4           -             -
       Wines and spirits                            56.5           5.2           52.7           5.1           1.9           0.2
       Holco, Chivers Ireland and Others            17.9           1.6            2.8           0.3           2.2           0.3
                                               ------------  -------------  ------------  ------------  ------------  ------------

       Total discontinued operations               234.8          21.5          215.1          20.8           4.1           0.5

                                               ------------  -------------  ------------  ------------  ------------  ------------

             Total sales                         1,089.1         100.0        1,033.6         100.0         849.3         100.0
  Cost of sales                                   (837.5)        (76.9)        (788.8)        (76.3)       (660.9)        (77.8)
                                               ------------  -------------  ------------  ------------  ------------  ------------

  Gross profit                                     251.6          23.1          244.8          23.7         188.4          22.2
  Selling and distribution costs                  (151.1)        (13.9)        (142.9)        (13.8)        (98.1)        (11.5)
  Administration costs                             (36.4)         (3.3)         (32.7)         (3.2)        (26.8)         (3.2)
                                               ------------  -------------  ------------  ------------  ------------  ------------
  Operating profit before operating exceptional
  items                                             64.1           5.9           69.2           6.7          63.5           7.5
                                               ============  =============  ============  ============  ============  ============


           The following table analyses our sales by geographical origin and geographical market for each of 1999, 2000 and 2001. The table has been derived from and should be read in conjunction with our audited consolidated historical financial statements and the related notes included elsewhere in this report.

                                       TURNOVER BY GEOGRAPHICAL ORIGIN            TURNOVER BY GEOGRAPHICAL MARKET
                                      1999          2000           2001          1999          2000          2001
                                    (POUND)M      (POUND)M       (POUND)M      (POUND)M      (POUND)M      (POUND)M
  U.K.                                 724.1         694.9         723.4          698.2         681.9         712.3
  Mainland Europe                      130.2         123.6         121.8          148.1         129.3         124.4
  Other countries                        -             -             -              8.0           7.3           8.5
                                  ------------  ------------  -------------  ------------  ------------  ------------
  Continuing operations                854.3         818.5         845.2          854.3         818.5         845.2
  Discontinued operations              234.8         215.1           4.1          234.8         215.1           4.1
                                  ------------  ------------  -------------  ------------  ------------  ------------

  Total                              1,089.1       1,033.6         849.3        1,089.1       1,033.6         849.3
                                  ============  ============  =============  ============  ============  ============


           The review of accounting policies required by FRS 18 " Accounting Policies" identified that certain sales deductions would be more appropriately classified as a reduction in "sales" rather than "cost of sales" and certain promotional expenditure would be more appropriately classified as "selling and distribution costs" rather than a reduction in "sales". This change of policy has been adopted and the comparatives for 1999 and 2000 restated accordingly (see Notes 1 and 2 to the Consolidated Financial Statements under Item 18).

           "Sales" is the value of sales, excluding transactions with or between wholly owned subsidiaries, after deductions of sales rebates, value added tax and other sales related taxes. Sales are recognized upon receipt of confirmation that the goods shipped have been accepted by the customer, where the sales price is fixed and collectability is reasonably assured. Sales is also referred to as "Turnover" in the audited consolidated historical financial statements and accompanying notes included elsewhere in this report. We derive our sales principally from selling canned foods, beverages, preserves, pickles and sauces and potatoes. Our principal geographic markets are the U.K., which accounted for approximately 81.7%, 83.3% and 84.3% and France, which accounted for 12.8%, 11.1% and 10.1% of the sales of our continuing operations in 1999, 2000 and 2001, respectively. Sales of our own branded products and private label products represented approximately 38% and 49%, respectively of our 2001 sales. The remaining sales principally comprised food service and sales of commodity products.

           "Cost of sales" consists of costs directly attributable to manufacturing, including raw materials, packaging, labour, energy, other utilities and overhead costs attributable to the manufacturing processes and factories. Principal raw materials we use include tea, sugar, vegetables, fruit and cocoa. Manufacturing overheads include plant supervision and management costs, technical and engineering support costs, health and safety compliance costs, maintenance and insurance costs, quality control costs and depreciation expenses relating to manufacturing equipment.

           "Selling and distribution expenses" consist of selling costs, which include advertising, direct and indirect marketing, costs of promotions and labor and overhead costs attributable to the sales function. Our promotional costs include, among other things, discounts we give to retailers in connection with product-specific promotions. Distribution costs include freight, warehousing, labor and overhead costs attributable to the distribution function.

           The division of our products into branded and private label makes the comparison of gross profit after marketing expenses the principal measurement tool to determine the profitability of our product lines. This is because the higher sales value of branded products yields higher gross margins but the branded products require significant marketing expenditure. Therefore, to be able to compare similar branded and private label products it is necessary to deduct the marketing expenditure incurred in supporting the branded products.

           "Administrative expenses" comprise labour and costs directly attributable to the finance, human resources, procurement, information technology and general management functions.

           "Net interest expense" principally comprises interest paid on our Notes, our Senior Credit Facility and overdrafts less interest receivable on cash deposits. Also included in our interest expense are the amortization of the capitalized debt issuance costs and exchange gains or losses on our U.S. dollar-denominated Notes.

           "Tax" principally comprises income taxes to which we are subject in the various countries in which we have operations. We attempt to minimise the tax payable in each jurisdiction by using appropriate tax strategies. Our current high level of leverage (and hence interest payable) reduces our tax payable on our operating profit. Our tax payable is likely to increase as we repay our debt under the Senior Credit Facility and hence reduce our net interest payable.


YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

CONTINUING OPERATIONS

           SALES. Sales from continuing operations were (pound)845.2 million for 2001, an increase of (pound)26.7 million, or 3.3%, as compared to sales for 2000 of (pound)818.5 million. The increase in sales was principally due to (i) an increase of (pound)24.8 million in the value of sales of potatoes following an increase in the market price of potatoes due to a poor U.K. harvest in the second half of 2000; and (ii) the acquisitions of (a) SonA in April 2001, which contributed (pound)19.9 million of sales in 2001; (b) Lift, which contributed (pound)1.2 million of sales in 2001; and (c) Nelsons, which contributed (pound)6.0 million of sales in 2001. The increase in sales was offset by a reduction in tea sales of (pound)18.2 million and a decrease in sales by our existing preserves businesses of (pound)7.2 million.


           CANNED FOODS, PICKLES AND SAUCES

           Sales of canned foods, pickles and sauces were (pound)362.4 million for 2001, an increase of (pound)24.8 million, or 7.3%, over sales of (pound)337.6 million for 2000. The increase in sales was primarily due to (i) a (pound)5.2 million, or 20.5%, increase in sales by Jonker Fris (which we acquired in April 1999) as we continued to leverage the synergies available following the acquisition and (ii) sales of (pound)19.9 million from the trade acquired from SonA.


           BEVERAGES

           Sales of beverages were (pound)175.6 million for 2001, a decrease of (pound)18.2 million, or 9.4%, compared to sales of (pound)193.8 for 2000. The decrease in sales was due to a reduction in both sales value and volume of branded tea as a result the repositioning of our marketing strategy in the middle of 2000 away from "Buy One Get One Free" and other deep discounting activities to net pricing by lowering the selling prices of products supported by traditional marketing programmes. The effect of the change in marketing strategy was to increase the gross profit after marketing expenses despite the reduction in overall sales and gross profit. The acquisition of Lift, which we acquired in September 2001, contributed (pound)1.2 million in sales.


           PRESERVES

           Sales of preserves were (pound)133.8 million for 2001, a decrease of (pound)1.2 million, or 0.9%, as compared to sales of (pound)135.0 million for 2000. The decrease in sales was principally due to (i) a competitive U.K. market which led to a (pound)3.6 million decrease in sales by our existing U.K. operation, and (ii) a (pound)3.6 million decrease in sales by our French operation due to distribution problems that arose during the integration of our French preserves and biscuits operations. This decrease was offset by sales of (pound)6.0 million from Nelsons, which we acquired in October 2001.


           POTATOES

           Sales of potatoes were (pound)157.3 million for 2001, an increase of (pound)24.8 million or 18.7%, as compared to sales of (pound)132.5 million for 2000. The increase arose from an average 44.0% increase in the price per tonne sold during the first half of 2001 following the poor U.K. potato harvest in the second half of 2000. The tonnage of potatoes sold in 2001 was 881,000 tonnes, an increase of 16,500 tonnes or 1.9% on 2000.


           OTHER

           Other sales were (pound)16.1 million for 2001, a decrease of (pound)3.5 million, or 17.9%, compared to (pound)19.6 million for 2000. Other sales are sales by our French biscuits distribution operation. The decrease was due to distribution problems that arose during the integration of our French preserves and biscuits operations combined with supply problems from our U.K. biscuits supplier.


DISCONTINUED OPERATIONS

           Sales of wines and spirits were (pound)1.9 million for January 2001. The wines and spirits business was sold in February 2001. The remaining (pound)2.2 million of sales by discontinued operations in 2001 represents sales made by a non-core non-grocery business, which has been put into liquidation in March 2002.

PREMIER CONSOLIDATED

           GROSS PROFIT. Gross profit before operating exceptional items for our overall operations was (pound)188.4 million for 2001, a decrease of (pound)56.4 million, or 23.0%, compared to gross profit before operating exceptional items of (pound)244.8 million for 2000. The principal cause of the decrease in gross profit before operating exceptional items was the sale of our biscuit manufacturing business in January 2001 and wines and spirits business in February 2001. Gross margin decreased to 22.2% for 2001 from 23.7% for 2000. For continuing operations, gross profit before operating exceptional items was (pound)188.0 million for 2001, a decrease of (pound)10.1 million, or 5.1%, over gross profit before operating exceptional items of (pound)198.1 million for 2000. Gross margin for continuing operations decreased from 24.2% for 2000 to 22.2% for 2001. The principal causes of the decrease in gross margin was the repositioning of our tea marketing strategy and the increase in the market price of potatoes.

           SELLING AND DISTRIBUTION EXPENSES. Selling and distribution expenses before operating exceptional items were (pound)98.1 million for 2001, a decrease of (pound)44.8 million, or 31.4%, compared to selling and distribution expenses before operating exceptional items of (pound)142.9 million for 2000. The principal cause of the decrease in selling and distribution expenses before operating exceptional items was the sale of our biscuit manufacturing business in January 2001 and wines and spirits business in February 2001. For continuing operations, selling and distribution expenses before operating exceptional items were (pound)97.6 million for 2001, a decrease of (pound)15.8 million, or 13.9%, over selling and distribution expenses before operating exceptional items of (pound)113.4 million for 2000. The principal causes of the decrease in selling and distribution expenses before operating exceptional items was the repositioning of our tea marketing strategy which reduced marketing costs on tea by (pound)19.1 million offset by an increase in marketing expenses for the other operations of (pound)5.9 million.

           ADMINISTRATIVE COSTS. Administrative costs before operating exceptional items were (pound)26.8 million for 2001, a decrease of (pound)5.9 million, or 18.0%, compared to administrative costs before operating exceptional items of (pound)32.7 million for 2000. The principal cause of the decrease in administrative costs before operating exceptional items was the sale of our biscuit manufacturing business in January 2001 and wines and spirits business in February 2001. For continuing businesses, administrative expenses before operating exceptional items were (pound)26.1 million, an increase of (pound)1.5 million, or 6.1%, over administrative expenses before operating exceptional items of (pound)24.6 million for 2000. The principal causes of the increase were the acquisitions of the SonA and Nelsons.

           OPERATING PROFIT BEFORE OPERATING EXCEPTIONAL ITEMS. Operating profit before operating exceptional items was (pound)63.5 million for 2001, a decrease of (pound)5.7 million, or 8.2%, over operating profit before operating exceptional items of (pound)69.2 million for 2000. The principal cause of the decrease in operating profit before operating exceptional items was the sale of our biscuit manufacturing business in January 2001 and wines and spirits business in February 2001. Operating margin increased to 7.5% for 2001 from 6.7% for 2000. For continuing businesses, operating profit before operating exceptional items was (pound)64.3 million, an increase of (pound)4.2 million, or 7.0%, over operating profit before operating exceptional items of (pound)60.1 million for 2000. This improvement in operating margins reflects the reductions in selling and distribution expenses, partly offset by the decrease in gross profit, as discussed above.

           OPERATING EXCEPTIONAL ITEMS. Operating exceptional items in 2001 comprise the following principal items:

o A charge of (pound)4.5 million in relation to the transfer of administration functions from our Moreton site to our Histon and Long Sutton sites. This charge includes the redundancy costs of approximately 165 administration staff.

o A charge of (pound)3.5 million in relation to the restructuring of production facilities, principally the integration of the SonA production facilities into our existing facilities at Long Sutton, Wisbech and Bury, and the closure and sale of the SonA site. This charge includes the redundancy costs of approximately 130 production and administration staff.

o A charge of (pound)4.2 million in relation to the restructuring of distribution arrangements, principally relating to the integration of our French biscuits distribution operations into our French preserves operations.

Operating exceptional items in 2000 comprise the following item:

o A charge of(pound)1.6 million relating to the further restructuring of our canned foods, pickles and sauces production facilities.


           NON-OPERATING EXCEPTIONAL ITEMS. Non-operating exceptional items in 2001 comprise the following principal items:

o A loss on disposal of (pound)25.5 million on the sale of our biscuits operations. This includes the write off of (pound)53.0 million of goodwill that had previously been written off to reserves.

o        A loss on disposal of our wines and spirits operations of(pound)4.1m.

o        A profit on disposal of surplus properties of(pound)3.4 million.

Non-operating exceptional items in 2000 comprise the following principal items:

o A charge of(pound)4.2 million which was an adjustment to the loss on disposal of subsidiaries, that were disposed of in prior years.

o        A loss on disposal of surplus properties of(pound)1.6 million.


           NET INTEREST PAYABLE. Net interest payable was (pound)52.7 million for 2001, which comprised (pound)7.5 million of amortization charges on our capitalized debt issuance costs, (pound)3.6 million of exchange losses on the translation of the principal amount of the U.S. dollar denominated Notes and a net (pound)41.6 million payable on the Notes, our Senior Credit Facility and other borrowings and cash. Net interest payable was (pound)67.9 million for 2000, which comprised (pound)5.8 million of amortization charges on our capitalized debt issuance costs, (pound)10.0 million of exchange losses on the translation of the principal amount of the U.S. dollar denominated Notes and a net (pound)52.1 million payable on the Notes, our Senior Credit Facility and other borrowings and cash. The decrease of net interest payable in 2001 on the Notes, our Senior Credit Facility and other borrowings and cash was principally due to the utilisation of the proceeds from the sales of our biscuit manufacturing and wines and spirits businesses in reducing our term debt.


           TAX ON PROFIT/LOSS ON ORDINARY ACTIVITIES. Tax on loss on ordinary activities was (pound)0.6 million for 2001 as compared to a tax charge of (pound)1.7 million for 2000.


YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

CONTINUING OPERATIONS

           SALES. Sales from continuing operations were (pound)818.5 million for 2000, a decrease of (pound)35.8 million, or 4.2%, as compared to sales for 1999 of (pound)854.3. The decrease in sales was due to (i) the cancellation of a number of loss-making contracts in our French biscuits distribution company,
(ii) the impact of the "Every Day Low Pricing" campaigns of our major customers which resulted in general price deflation of 3% across the grocery products sector as a whole and over 10% in the tea sector and (iii) currency translation loss of (pound)10.3 million in sales by our European subsidiaries as a result of the appreciation in pound sterling against the euro over the same period in 1999.

           CANNED FOODS, PICKLES AND SAUCES

           Sales of canned foods, pickles and sauces were (pound)337.6 million for 2000, an increase of (pound)16.0 million, or 5.0%, over sales of (pound)321.6 million for 1999. The increase in sales was primarily due to (i) a full year's contribution from Jonker Fris (which we acquired in April 1999) which yielded an additional (pound)6.0 million of sales and (ii) an increase in sales of (pound)10.0 million from volume increases over a wide range of products.

           BEVERAGES

           Sales of beverages were (pound)193.8 million for 2000, a decrease of (pound)29.5 million, or 13.2%, compared to sales of (pound)223.3 million for 1999. The decrease in sales was due to a reduction in both sales value and volume of private-label tea as a result of the "Every Day Low Pricing" campaigns of our major customers. These campaigns eroded the price differential between branded and private label products thus encouraging consumers to switch from private label to branded tea. The decrease was also due to the repositioning of our marketing strategy away from "Buy One Get One Free" and other deep discounting activities to net pricing by lowering the selling prices of products supported by traditional marketing programmes. Our objective in changing our marketing strategy was to increase the gross profit after marketing expenses despite the reduction in overall sales and gross profit.


           PRESERVES

           Sales of preserves were (pound)135.0 million for 2000, a decrease of (pound)8.5 million, or 5.9%, as compared to sales of (pound)143.5 million for 1999. The decrease in sales was principally due to (i) currency translation losses of (pound)7.0 million in sales by Materne and Boin as a result of the appreciation in pound sterling against the euro over 1999 and (ii) general price deflation in the grocery products market. These decreases were offset by additional sales arising from the acquisition of Boin in 1999.


           POTATOES

           Sales of potatoes were (pound)132.5 million for 2000, a decrease of (pound)3.1 million or 2.3%, as compared to sales of (pound)135.6 million for 1999. The decrease arose from an 11.0% decline in the price per tonne sold which was partially offset by a 9.8% increase in the tonnage of potatoes sold.


           OTHER

           Other sales were (pound)19.6 million for 2000, a decrease of (pound)10.7 million, or 35.3%, compared to (pound)30.3 million for 1999. Other sales are sales by our French biscuits distribution operation. The decrease was a result of (i) currency translation losses of (pound)1.6 million in sales by our French biscuits distribution company, as a result of the appreciation in pound sterling against the euro over 1999 and (ii) the cancellation of a number of loss-making contracts by our French biscuits distribution company.


DISCONTINUED OPERATIONS

           BISCUITS AND COOKIES

           Sales of biscuits and cookies were (pound)159.6 million for the year ended December 31, 2000, a decrease of (pound)0.8 million, or 0.5%, compared to sales of (pound)160.4 million for the same period in 1999. The decrease in sales was primarily due to a reduction of (pound)2.9 million in sales of private-label biscuits as a result of the "Every Day Low Pricing" campaign of our major customers, which was partially offset by an increase in sales of Cadbury branded biscuits due to volume and share growth of our Fingers branded products and products for children. We retained our French biscuit distribution company following the sale of our U.K. and United States biscuits operations in January 2001 (see "Year Ended December 31, 2000 Compared to Year Ended December 31, 1999, Continuing Operations, Other" above).


           OTHER

           Sales of wines and spirits were (pound)52.7 million for 2000, a decrease of (pound)3.8 million, or 6.7%, compared to sales of (pound)56.5 million for 1999. The remaining (pound)2.8 million of sales by discontinued operations in 2001 represents sales made by a non-core non-grocery business, which has been put into liquidation in March 2002.

PREMIER CONSOLIDATED

           GROSS PROFIT. Gross profit for our overall operations was (pound)244.8 million for 2000, a decrease of (pound)6.8 million, or 2.7%, compared to gross profit of (pound)251.6 million for 1999. Gross margin increased to 23.7% for 2000 from 23.1% for 1999. Price deflation in the grocery sector reduced our gross profit by (pound)31.5 million which was offset by purchasing and manufacturing efficiencies of (pound)17.5 million, volume gains of (pound)3.3 million and reductions in manufacturing overheads of (pound)5.7 million resulting from the restructuring program commenced in 1999. For continuing operations, gross profit for continuing operations was (pound)198.1 million, a decrease of (pound)3.1 million, or 1.5%, over gross profit of (pound)201.2 million for 1999. Gross margin for continuing operations increased to 24.2% for 2000 from 23.6% for 1999.


           SELLING AND DISTRIBUTION EXPENSES. Selling and distribution expenses were (pound)142.9 million for 2000, a decrease of (pound)8.2 million, or 5.4%, compared to selling and distribution expenses of (pound)151.1 million for 1999. The decrease was primarily due to reduced distribution costs following the cost reduction initiatives initiated in 1999. Selling and distribution expenses for continuing businesses were (pound)113.4 million, a decrease of (pound)5.2 million, or 4.4%, over selling and distribution expenses of (pound)118.6 million for 1999.


           ADMINISTRATIVE COSTS. Administrative costs were (pound)32.7 million for 2000, a decrease of (pound)3.7 million, or 10.2%, compared to administrative costs of (pound)36.4 million for 1999. This decrease principally reflects the further reduction in administrative staff that has taken place during the year with the average number of management and administrative staff reducing by 25% from 1,292 to 966. For continuing businesses, administrative expenses were (pound)24.6 million in 2000, a decrease of (pound)3.3 million, or 11.8%, over administrative expenses of (pound)27.9 million for 1999.


           OPERATING PROFIT BEFORE OPERATING EXCEPTIONAL ITEMS. Operating profit before operating exceptional items was (pound)69.2 million for 2000, an increase of (pound)5.1 million, or 8.0%, over operating profit before operating exceptional items of (pound)64.1 million for 1999. Operating margin increased to 6.7% for 2000 from 5.9% for 1999. This improvement in operating margins reflects the reductions in selling and administrative expenses, partly offset by the decrease in gross profit, as discussed above. For continuing businesses, operating profit was (pound)60.1 million in 2000, an increase of (pound)5.4 million, or 9.9%, over operating profit of (pound)54.7 million for 1999.


           OPERATING EXCEPTIONAL ITEMS. Operating exceptional items in 2000 comprise the following principal item:

o A charge of(pound)1.6 million relating to the further restructuring of our canned foods, pickles and sauces production facilities.

Operating exceptional items in 1999 comprise the following items:

o A charge of(pound)39.2 million relating to the restructuring of our U.K. grocery products production facilities and administration functions.

o A charge of(pound)13.2 million in relation to fees relating to the Transaction.


           NON-OPERATING EXCEPTIONAL ITEMS. Non-operating exceptional items in 2000 comprise the following principal items:

o A charge of(pound)4.2 million which was an adjustment to the loss on disposal of subsidiaries, which were disposed of in prior years.

o        A loss on disposal of surplus properties of(pound)1.6 million.

Non-operating exceptional items in 1999 comprise the following principal items:

o A charge of (pound)5.6 million relating to the fundamental restructuring of Premier Holdings that took place immediately following the transaction.

o A loss on disposal of surplus properties and the write down of production facilities of(pound)5.1 million.

o A loss on the disposals of Hilco and Chivers Ireland of(pound)1.9 million.

           NET INTEREST PAYABLE. Net interest payable was (pound)67.9 million for 2000. This included (pound)5.8 million of amortization charges on our capitalized debt issuance costs and (pound)10.0 million of exchange losses on the translation of the principal amount of the U.S. dollar denominated Notes. Net interest payable was (pound)22.7 million for 1999, which included (pound)2.4 million of amortization charges on our capitalised debt issuance costs. The increase of net interest payable in 2000 was due to the debt we incurred in connection with the acquisition of Premier Holdings by Hicks Muse in 1999.

           TAX ON PROFIT/LOSS ON ORDINARY ACTIVITIES. Tax on profit/loss on ordinary activities was (pound)1.7 million for 2000. Tax payable was (pound)9.0 million for 1999. The decrease in tax payable is a result of the increase in the net interest charge in 2000.

SIGNIFICANT ACCOUNTING POLICIES

           Our accounting policies are described in Note 1 of the Notes to our Consolidated Financial Statements included in this report. Certain of our accounting policies require the application of judgement by management in selecting the appropriate assumptions for calculating financial estimates. By their nature these judgements are subject to an inherent degree of uncertainty. These judgements are based on our historical experience, terms of existing contracts, our observance of trends in the industry, information provided by our customers and information available from other outside sources as appropriate. Our significant accounting policies include:

Over rider discounts and customer rebates. Our over rider discounts and customer rebates reserve is established on our best estimate of the amounts necessary to meet claims made by our customers in respect of these discounts and rebates. Provision is made at the time of sale and released, if unutilised, once the likelihood of such a claim being made has become remote.

Pension benefits. The determination of our obligation and expense for pension benefits is dependent on our selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in Note 6 and Note 24 of the Notes to our Consolidated Financial Statements included in this report and include, among others, the discount rate, expected long term rate of return on plan assets and rates of increase in compensation. In accordance with both U.K. and U.S. generally accepted accounting principles, actual results that differ from our assumptions are accumulated and amortised over future periods and therefore, generally affect our recognised expense and recorded obligation in such future periods. We are guided in selecting our assumptions by our independent actuaries and, while we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension obligations and our future pensions expense.

Valuation of goodwill, intangible and other fixed assets. Under U.K. GAAP, Premier's accounting policy is to amortise property, plant and equipment, goodwill and intangible assets over their estimated useful lives. Estimated useful lives are based on management's estimates of the period that the assets will generate revenue. For the differences between U.K. GAAP and U.S.GAAP accounting policies in respect of the valuation of goodwill, intangible assets and other fixed assets see Note 24 to the consolidated financial statements included elsewhere in this report. We additionally consider whether any of the property, plant and equipment, goodwill and intangible assets may have become impaired whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. Factors considered important which could trigger an impairment review include the following:

o underperformance relative to historical or projected future operating results;

o changes in the manner of use of the assets or the strategy for the overall business; and

o        negative industry or economic trends.

When we determines that the carrying value of the asset concerned may have been impaired, we record an impairment charge. The impairment charge is determined by estimating the recoverable value of the asset using an appropriate method for that asset.

MATERIAL DIFFERENCES BETWEEN U.K. GAAP AND U.S. GAAP

           U.K. GAAP differs in certain significant respects from U.S. GAAP. The differences applicable to us principally relate to goodwill amortisation, pensions, derivative financial instruments and deferred taxation. A summary of the significant differences as they affect us are set out in Note 24 of the Notes to our Consolidated Financial Statements included in this report.

RECENT ACCOUNTING PRONOUNCEMENTS

           A summary of the recent accounting standards as they affect us are set out in Note 24 of the Notes to our Consolidated Financial Statements included in this report.

B.         LIQUIDITY AND CAPITAL RESOURCES

           Our primary sources of liquidity are cash flow from operations and borrowings under our Senior Credit Facility. Approximately (pound)106.7 million was available to us at December 31, 2001 for borrowing under the Working Capital Facility, of which up to (pound)53.5 million may be used for guarantees and letters of credit.

CASH FLOW

NET CASH FLOW FROM OPERATING ACTIVITIES

           Net cash flow generated from operating activities (cash flow before interest, capital expenditure, tax and dividends, but after working capital movements and cash flows relating to operating exceptional items) was an inflow of (pound)81.7 million for 2001, a decrease of (pound)8.5 million over net cash flow from operating activities of (pound)90.2 million for 2000, and an increase of (pound)53.0 million over net cash flow from operating activities of (pound)28.7 million for 1999. The table below analyses the decrease in net cash flow generated from operating activities:

                                                                         2000          2001       Difference
                                                                       (pound)m      (pound)m      (pound)m
Operating profit for continuing operations                                 60.1          64.3           4.2
Depreciation and amortisation for continuing operations                    16.1          18.6           2.5
Operating cash outflow for discontinued operations                         (2.7)         (0.8)          1.9
Working capital movements for continuing operations                        31.9          13.1         (18.8)
Exceptional items                                                         (15.2)        (13.5)          1.7
                                                                      ------------  ------------  ------------

Net cash inflow from operating activities                                  90.2          81.7          (8.5)
                                                                      ============  ============  ============


                                                                         1999          2001       Difference
                                                                       (pound)m      (pound)m      (pound)m

Operating profit for continuing operations                                 54.7          64.3           9.6
Depreciation and amortisation for continuing operations                    17.6          18.6           1.0
Cash outflow for discontinued operations                                   16.4          (0.8)        (17.2)
Working capital movements for continuing operations                         3.4          13.1           9.7
Exceptional items                                                         (63.4)        (13.5)         49.9
                                                                      ------------  ------------  ------------

Net cash inflow from operating activities                                  28.7          81.7          53.0
                                                                      ============  ============  ============


           Historically, our cash flows from operating activities have been largely stable with variances resulting from the timing of the receipt of payment from major customers and payments to major suppliers, and from capital and other expenditures relating to the execution of our restructuring programs.

CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT

           We made capital expenditures of (pound)20.1 million in 2001. We made capital expenditures of (pound)26.5 million and (pound)23.0 million in 2000 and 1999, respectively. We believe that our manufacturing facilities are generally in good condition, and as we have improved the efficiency of our manufacturing facilities with our capital expenditure programme during the three years ended December 31, 2001, capital expenditures are now expected to run in line with depreciation. We have budgeted to spend (pound)15.8 million on capital expenditure in 2002, including (pound)4.5 million on improving our manufacturing process. We expect to fund future capital expenditure from our operating activities and borrowings under the Senior Credit Facility. The Senior Credit Facility places a limit on permitted capital expenditure of (pound)35.0 million for 2002 and for each year thereafter. We have the right to carry forward the excess by which the limit exceeds the actual capital expenditure, up to a maximum amount of one third of the previous year's permitted capital expenditure for use within the first six months of the following financial year.

RETURN ON INVESTMENTS, SERVICING OF FINANCE AND CHANGES IN FINANCE

           We have significant debt service and repayment obligations under the Senior Credit Facility and the Notes. The maturity profile of our Notes, secured credit facilities, other debt and payments due under our finance and operating leases is set out in the table below.

                        The       Refinancing A   Refinancing B         Other         Finance        Operating
                       Notes        facility        facility            Debt           leases          leases           Total
                     (pound)m        (pound)m        (pound)m         (pound)m        (pound)m        (pound)m        (pound)m
Maturing in:
Less than 1 year          -              13.4             -               0.8              0.3             5.3            19.8
1 to 2 years              -              18.0             -               -                0.1             3.8            21.9
2 to 3 years              -              22.5             -               -                -               1.8            24.3
3 to 4 years              -              31.5             -               -                -               1.1            32.6
4 to 5 years              -              35.9            28.0             7.7              -               0.8            72.4
More than 5 years       212.4             -              28.0             0.2              -               3.5           244.1
                    ------------    ------------    ------------    -------------    ------------    ------------    ------------

                        212.4           121.3            56.0             8.7              0.4            16.3           415.1
                    ============    ============    ============    =============    ============    ============    ============


           We paid net interest on our Notes, the Senior Credit Facility, overdrafts and cash balances of (pound)40.0 million in 2001 compared to net interest paid on our Notes, the Senior Credit Facility, overdrafts and cash balances in 2000 of (pound)55.4 million. The decrease in interest paid is principally due to the reduction in term debt. The decrease of net interest paid in 2001 was principally due to the utilisation of the proceeds from the sales of our biscuit manufacturing and wines and spirits businesses in reducing our term debt.

           Upon completion of the sale of our biscuits and wines and spirits operations, we used (pound)94.4 million of the net proceeds from the sales to pay down the Senior Credit Facility in compliance with the terms of the indenture for the Notes and the Senior Credit Facility. We retained the remaining (pound)8.3 million of the net proceeds from the sales to fund acquisitions. In July 2001, our parent company, Premier Holdings, sold a freehold property for (pound)7.5 million, the proceeds of which were contributed to Premier by way of an issue of share capital by Premier to Premier Holdings. Premier used the proceeds of the share issue to pay down the Senior Credit Facility. A further (pound)3.6 million of proceeds from asset disposals was used to pay down the Senior Credit Facility.

           Premier issued a further (pound)16.2 million of share capital to Premier Holdings for (pound)16.2 million, which was used principally to fund the acquisitions of Lift and Nelsons.

           On May 27, 2002 Premier acquired the ambient food business of Nestle in the U.K. and Republic of Ireland for (pound)135.0 million, which was funded through additional borrowings under the Senior Credit Facility. The maturity profile of the refinancing A facility and refinancing B facility following the additional funding is set out in the table below.

                              Refinancing A    Refinancing B       Total
                                 facility        facility
                                (pound)m        (pound)m        (pound)m
Debt maturing in:
Less than 1 year                     20.0             -              20.0
1 to 2 years                         27.0             -              27.0
2 to 3 years                         36.0             -              36.0
3 to 4 years                         50.0             -              50.0
4 to 5 years                         52.0             -              52.0
More than 5 years                    59.3            68.0           127.3
                                ------------    ------------    ------------

                                    244.3            68.0           312.3
                                ============    ============    ============

Senior Credit Facility

           The Senior Credit Facility provides for (pound)177.3 million of loan facilities comprised of (i) two refinancing facilities, the refinancing A and refinancing B facilities, and (ii) a working capital facility.

           The refinancing A facility is for an amount of up to (pound)121.3 million and the refinancing B facility is for an amount of up to (pound)56.0 million. The working capital facility in the amount of up to (pound)125.0 million is available in pounds sterling or the equivalent in certain foreign currencies in the form of revolving advances and a letter of credit facility, which is to be used for general corporate purposes.

           Borrowings under the Senior Credit Facility at December 31, 2001 comprised (pound)121.3 million under the refinancing A facility and (pound)56.0 million under the refinancing B facility. Of the (pound)125.0 million of working capital facility, (pound)nil was drawn at December 31, 2001 and (pound)18.3 million was utilised for general corporate purposes. Borrowings under the Senior Credit Facility bear interest at floating rates and require interest payments on varying dates.

           At December 31, 2001, the refinancing A facility is required to be repaid in semi-annual instalments with final maturity in June 2006. The refinancing B facility is required to be repaid in two instalments with 50% repayable in December 2006 and the balance repayable in June 2007. The working capital facility will cease to be available on December 31, 2007.

           On May 27, 2002, we executed a Supplemental Agreement to the Senior Credit Facility that permitted one of our subsidiaries to borrow an additional (pound)135.0 million under the Senior Credit Facility to fund our acquisition of the ambient food business of Nestle in the U.K. and the Republic of Ireland. The Supplemental Agreement amended certain terms in the Senior Credit Facility, including the amortisation schedule of the facilities. Following the completion of the acquisition, the refinancing A facility is required to be repaid in semi-annual instalments with final maturity in December 2007. The refinancing B facility is required to be repaid in two instalments with 50% repayable in June 2008 and the balance repayable in December 2007. The working capital facility will cease to be available on June 30, 2008. In addition, the Working Capital Facility was reduced from (pound)125.0 million to (pound)100.0 million.

           Under the Senior Credit Facility, we are required to make prepayments in full immediately upon the occurrence of certain events, including a change of control (as defined therein) or any asset sale (as defined therein). We are also required to make mandatory prepayments with the first (pound)100.0 million and thereafter 50% of the aggregate net proceeds of any flotation (as defined therein) which does not constitute a full prepayment event and the net proceeds from disposals which are not applied in acquiring replacement assets or other assets required in the business over a six-month reinvestment period. In addition, a percentage of our excess cash flow must be applied in prepayment of the Senior Credit Facility. The percentage is initially 75% but reduces in two equal steps to 25% dependent upon the applicable total net debt to consolidated EBITDA ratio for the financial year in question.

           For further discussion of the Senior Secured Facility, see Item 10.C. "Additional Information - Material Contracts - Senior Credit Facility."

The Notes

           In August 1999, we issued $200.0 million aggregate principal amount 12% Senior Notes due 2009 (the "Dollar Notes") and (pound)75 million aggregate principal amount 12 1/4% senior Notes due 2009 (the "Sterling Notes", and together with the Dollar Notes, the "Notes"). The Notes were subsequently exchanged for SEC-registered Notes in July 2000 on the same terms and conditions by the holders. The Notes will mature on September 1, 2009, unless redeemed at our option at an earlier date. Cash interest on the Dollar Notes accrues at a rate of 12% per annum and are payable in cash semi-annually on March 1 and September 1 of each year. Cash interest on the Sterling Notes accrues at a rate of 12 1/4% per annum and are payable in cash semi-annually on March 1 and September 1 of each year.

           The Notes may be redeemed at our option at any time on or after September 1, 2004, in whole or in part. In addition, prior to September 1, 2002, the Notes may also be redeemed by us using the net cash proceeds of one or more equity offerings (as defined in the Indenture) to redeem up to 35% of the principal amount of the Notes. At any time on or prior to September 1, 2004, the Notes may also be redeemed as a whole upon the occurrence of a change of control (as defined in the Indenture).

           The Indenture governing the Notes contains covenants limiting our ability to:

         o        incur additional debt;

         o        transfer and sell assets;

         o        enter into transactions with our affiliates; and

         o pay dividends or make any other distributions on our capital stock.

           These covenants are subject to a number of important limitations and exceptions.

           For a further discussion of our Notes, see Item 10.C. "Additional Information - Material Contracts - The Notes."

Intercompany Loans

           Pursuant to an intercompany loan agreement dated August 10, 1999 entered into between Premier and Premier Financing (the "Intercompany Loan"), Premier lent an amount equal to the proceeds of the original offering to Premier Financing, the proceeds of which were used by Premier Financing to purchase preference shares of Premier Holdings. Interest is to be payable on the dates and at the rate that interest is payable under the Notes. The Intercompany Loan has the same maturity as the Notes. Premier Financing's ability to pay interest on, and to repay principal amounts borrowed under, the Intercompany Loan is dependent upon funds generated from the operations of its operating subsidiaries and on those subsidiaries' ability to pay dividends and make other distributions to Premier Financing. For further discussion of the Intercompany Loan, see Item 7.B. "Major Shareholders and Related Party Transactions - Related Party Transactions - Intercompany Loan."

           The Intercompany Loan is subordinated to the Senior Credit Facility pursuant to a subordination deed. For further discussion of the subordination deed, see Item 10.C. "Additional Information - Material Contracts - Subordination Deed."

           Premier also borrowed (pound)7.6 million from an affiliated company. This loan is unsecured, interest free and is repayable in full on December 31, 2006.

General Considerations

           Premier International Foods plc is a holding company and does not have operations of its own. It relies on dividends and payments on the Intercompany Loan to make payments on the principal and interest of the Notes. Premier Financing is also a holding company and does not directly conduct any business operations. Premier Financing relies on dividends and other payments from our operating subsidiaries to generate funds to fulfil its obligations under the Intercompany Loan. The ability of Premier Financing, the borrower of the Senior Credit Facility, to make dividends and other payments is restricted by the terms of the Senior Credit Facility and the subordination deed. Furthermore, the right of the noteholders to receive payments on the Notes is structurally subordinated to all liabilities of our subsidiaries.

           While we believe that cash generated from our operations, together with available borrowings under the Senior Credit Facility, will be adequate to meet anticipated future requirements for working capital, capital expenditures and scheduled payments of principal and interest on our indebtedness for the foreseeable future, we cannot assure you that we will generate sufficient cash flow from operations or that future working capital will be available in an amount sufficient to enable us to service our debt, including the Notes, or to make necessary capital expenditures.

C.         RESEARCH AND DEVELOPMENT

           The company engages in continuing research and development to maintain the appeal of our current products and develop new innovative products for the consumer. We spent (pound)0.6 million, (pound)0.5 million and (pound)0.4 million, respectively, in 1999, 2000 and 2001, respectively, on company-sponsored research and development activities.

D.         TREND INFORMATION

           See trend information in Item 4.B. "Business Overview--Industry" and
Item 5.A. "Operating Results--Industry Factors".

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.         DIRECTORS AND SENIOR MANAGEMENT

           The following sets forth names, ages and positions of the persons who currently serve as our directors and executive officers.

            NAME                       AGE                 POSITION HELD
  -----------------------              ---       -------------------------------
  C. Dean Metropoulos..........         54       Non-Executive Chairman
  Robert Schofield.............         50       Director, Chief Executive
  John R. Muse.................         51       Director
  Lyndon Lea...................         32       Director
  Stephen Alexander............         47       Non-Executive Director


C. DEAN METROPOULOS became Non-Executive Chairman of Premier in January 2002, prior to which he served as Premier's Executive Chairman from September 1999 to January 2002. Mr. Metropoulos was the Chairman of the Board and the Chief Executive Officer of International Home Foods, Inc., a manufacturer of food products from November 1996 to June 2000, and the Chief Executive Officer of Metropoulos & Co., a management services company. From 1983 through 1993, Mr. Metropoulos served as President and Chief Executive Officer of Stella Foods, Inc. Before then, Mr. Metropoulos served in a variety of U.S. and international executive positions with GTE Corporation, including Vice President and General Manager-Europe and Vice President and Controller of GTE International.

ROBERT SCHOFIELD joined Premier in June 2001 and became Chief Executive of Premier January 2002. Prior to joining Premier, he served as Managing Director for United Biscuits UK, where he directed both the McVities and KP Foods businesses. Previously, Mr. Schofield spent eight years with Nestle International in the Far East. He graduated with Honours from the University of East Anglia in 1973 and completed post-graduate studies at IMD in Switzerland in 1994.

JOHN R. MUSE was appointed a director of Premier in September 1999. Mr. Muse is Chief Operating Officer and co-founder of Hicks Muse, one of the world's leading private investment firms with offices in Dallas, New York, London, and Buenos Aires. As head of the firm's London office, Mr. Muse is helping lead the firm's investment initiatives in Europe. Prior to the formation of Hicks Muse, Mr. Muse headed the investment and merchant banking activities of Prudential Securities for the southwestern region of the United States. Mr. Muse is chairman of four Hicks Muse companies and is a director on fifteen other corporate boards. He is also on the board of the Anderson School of Business at the University of California, Los Angeles, California, the Cox School of Business at Southern Methodist University, Dallas, Texas, and Goodwill Industries, Dallas, Texas.

LYNDON LEA, has served as a Principal of Hicks Muse since 1998. Prior to joining Hicks Muse, Mr. Lea served at Glenisla, the European affiliate of Kohlberg Kravis Roberts & Co. He previously served in the investment banking division of Schroders in London and in the mergers and acquisitions department of Goldman Sachs in New York. Mr. Lea received his B.A. in Honors Business Administration from the University of Western Ontario, Canada.

STEPHEN ALEXANDER was appointed a non-executive director of Premier in March 2001. He served as an executive director of Premier from February 2000 to March 2001. Stephen Alexander was the Chief Executive of C. Dean Metropoulos & Co. (Europe) from February 2000 through March 2001. Stephen Alexander has extensive knowledge of the food industry in Europe. He was previously Chief Executive of the retail division of Allied Domecq plc and Chief Executive of J. Lyons & Company Ltd. (Food Division of Allied Domecq plc). He resigned as an executive Director in March 2001 and was appointed as a non-executive Director.

JOHN NICHOLS retired from Premier in December 2001.

KEITH BUCHANAN retired from Premier in March 2002.

B.         COMPENSATION

           The aggregate compensation paid to all of our directors and executive officers for services in such capacities for 2001 was (pound)2.6 million (2000:(pound)2.4 million, 1999:(pound)1.0 million), including bonuses and benefits in kind. For 2001, the highest-paid director or executive officer of Premier received(pound)1.0 million (2000:(pound)1.0 million, 1999:(pound)0.5 million), including bonuses and benefits in kind.

           During the year ended December 31, 2000, Premier Holdings approved a share option scheme, which included in its terms the ability to grant share options to certain employees of Premier. Certain share options granted under this scheme are subject to future performance criteria. The options follow a graded vesting schedule, in that a third of the shares granted vest at each fiscal year end following the grant date. For share options subject to performance criteria, if such criteria are not met, the unvested shares pertaining to that year lapse permanently. Options can be exercised at any point after vesting, up to ten years after the grant date. Premier Holdings has the ability to repurchase the shares at their fair value after the options are exercised.

           Share option activity on share options granted to Premier employees for the years ended December 31, 2000 and December 31, 2001 was as follows:

                                         Number of shares under option
                                            2000              2001


Outstanding at January 1,                            -         5,421,284
Granted                                      6,030,140                 -
Lapsed                                        (608,856)       (2,792,902)
                                       ----------------  ----------------

Outstanding at December 31,                  5,421,284         2,628,382
                                       ================  ================

Exercisable at December 31,                  1,401,191         1,538,192
                                       ================  ================


           The weighted average exercise price of all options granted, lapsed and outstanding in both 2000 and 2001 was (pound)1.46.

           Share options outstanding at December 31, 2001 include 321,094 share options that are subject to future performance criteria. The weighted-average contractual life of options outstanding at December 31, 2001 was 8.5 years. Premier Holdings' management estimates that the grant date fair value of Premier Holdings' shares did not exceed (pound)1.46.

C.         BOARD PRACTICES

BOARD COMPOSITION AND COMPENSATION

           The Board of Directors of Premier meets on a quarterly basis to review performance and future strategy. In addition, Premier has an "operational board" comprising Robert Schofield and other members of our management responsible for finance, production, sales and marketing. The operational board meets twice monthly.

           John Nichols, a former director of Premier who retired in December 2001, was compensated by Premier. C. Dean Metropoulos is compensated by Premier Holdings, the parent company of Premier. Keith Buchanan, a former director of Premier who resigned in March 2002, was also compensated by Premier Holdings. Premier is charged a management fee by Premier Holdings in respect of, inter alia, the services of these two members of the board. John Muse and Lyndon Lea receive no compensation from Premier or Premier Holdings.

TERM OF OFFICE

           All of Premier's directors hold office until the next annual general meeting following their elections, and, in any event, until their successors have been elected or their earlier resignation or removal from office pursuant to the Articles. Premier is a wholly owned subsidiary of Premier Holdings, and Premier Holdings is 92.9% owned by HMTF Premier. As a result, Hicks Muse has the ability to elect all of Premier's directors.

EMPLOYMENT AGREEMENTS

           C. Dean Metropoulos and Robert Schofield are employed by Premier Holdings Limited, the parent company of Premier. John Muse and Lyndon Lea are employed by Hicks Muse. C. Dean Metropoulos' service contract is for a fixed term of one year and continues thereafter unless terminated by either party. Robert Schofield's service contract is for a fixed term of one year and continues thereafter unless terminated by either party. These service agreements are terminable by Premier Holdings for cause (as defined in each service agreement).

ANNUAL INCENTIVE AWARDS

           There are currently no agreements, arrangements or understandings between Premier and the directors and executive officers regarding future incentive arrangements. However, we intend to offer appropriate arrangements to incentivize management in the future.

D.         EMPLOYEES

           At December 31, 2001, we had a total of approximately 4,217 full-time employees, 1,646 of whom were employed in our canned foods, pickles and sauces group, 790 of whom were employed in our beverages group, 988 of whom were employed in our preserves group and 793 of whom were employed in our potato business. Of our full-time employees, 343 are employed in management and other staff positions and 3,874 are employed in production, processing and distribution.

           At December 31, 2000, we had a total of approximately 6,590 full-time employees, 1,890 of whom were employed in our canned foods, pickles and sauces group, 735 of whom were employed in our beverages group, 2,160 of whom were employed in our biscuits group, 835 of whom were employed in our preserves, pickles and sauces group, 190 of whom were employed in our wines and spirits group and 790 of whom were employed in our potato business. Of our full-time employees, 476 were employed in management and other staff positions and 6,114 were employed in production, processing and distribution.

           At December 31, 1999, we had a total of approximately 7,100 full-time employees, 2,180 of whom were employed in our canned foods, pickles and sauces group, 1,000 of whom were employed in our beverages group, 1,930 of whom were employed in our biscuits group, 980 of whom were employed in our preserves group, 180 of whom were employed in our wines and spirits group and 830 of whom were employed in our potato business. Of our full-time employees, 725 were employed in management and other staff positions and 6,375 were employed in production, processing and distribution.

           We employ approximately 200 to 300 people annually on a temporary basis during peak seasons.

           A substantial number of our employees are represented by unions, and we have over 25 collective bargaining agreements in place throughout our various businesses in the U.K., all of which are perpetual. Overall, we consider our relations with both our unionized and non-unionized employees to be good, and we have not historically experienced any significant work stoppages, slowdowns or other collective employee actions that have resulted in material disruptions of our businesses.

E.         SHARE OWNERSHIP

           As of June 28, 2002 none of the members of our Board of Directors beneficially own more than 1% of our outstanding equity securities.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.         MAJOR SHAREHOLDERS

           HMTF Premier Limited, a limited company incorporated in England and Wales, is the beneficial owner of 92.9% of the ordinary shares of Premier. The remaining 7.1% is beneficially owned by two third-party co-investors. Hicks Muse beneficially owns approximately 92.3% of the shares of HMTF Premier Limited. The remaining 7.7% of HMTF Premier Limited is owned by a group of third-party co-investors, including BT Capital Investors Offshore L.P. and Chase European Equity Associates. No individual co-investor owns more than 5% of Premier's shares. HMTF Premier Limited and the two third-party co-investors entered into a shareholders' agreement granting certain reciprocal rights and obligations in relation to the transfer and issuance of shares in Premier Holdings.

B.         RELATED PARTY TRANSACTIONS

           Set forth below is a description of transactions we entered into with our shareholders or affiliates during the year ended December 31, 2001. Some of these relationships continue to be in effect and may result in conflicts of interest between us and these shareholders or affiliates.

INTERCOMPANY LOAN

           Pursuant to an intercompany loan agreement dated August 10, 1999 entered into between Premier and Premier Financing (the "Intercompany Loan"), Premier lent an amount equal to the proceeds of the original offering to Premier Financing, the proceeds of which were used by Premier Financing to purchase preference shares of Premier Holdings. The Intercompany Loan is subordinated to the Senior Credit Facility pursuant to a subordination deed. Interest is to be payable on the dates and at the rate that interest is payable under the Notes. The Intercompany Loan has the same maturity as the Notes. Premier Financing's ability to pay interest on, and to repay principal amounts borrowed under, the Intercompany Loan is dependent upon funds generated from the operations of its operating subsidiaries and on those subsidiaries' ability to pay dividends and make other distributions to Premier Financing. At May 31, 2002, the amount due from Premier Financing to Premier under the Intercompany Loan was (pound)196.9 million.

MONITORING AND OVERSIGHT AGREEMENT

           In August 1999, we entered into a 10-year agreement (the "monitoring and oversight agreement") with Hicks Muse pursuant to which we pay Hicks Muse an annual fee for providing oversight and monitoring services to us. The annual fee is adjustable at the end of each fiscal year to an amount equal to one-tenth of one percent of our budgeted consolidated net sales, but in no event may the fee be less than (pound)1.1 million. As of December 31, 2001, we paid Hick Muse (pound)1.1 million pursuant to this agreement. In addition, we have agreed to indemnify Hicks Muse and its shareholders, and their respective directors, officers, agents, employees and affiliates from and against all claims, actions, proceedings, demands, liabilities, damages, judgments, assessments, losses and costs, including fees and expenses, arising out of or in connection with the services rendered by Hicks Muse under the monitoring and oversight agreement. The monitoring and oversight agreement makes available to us the resources of Hicks Muse concerning a variety of financial and operational matters. The services that have been and will continue to be provided by Hicks Muse could not otherwise be obtained by us without the addition of personnel or the engagement of outside professional advisors. In our management's opinion, the fees provided for under the monitoring and oversight agreement reasonably reflect the benefits received and to be received by us.

FINANCIAL ADVISORY AGREEMENT

           In addition, in August 1999 we entered into an agreement with Hicks Muse (the "financial advisory agreement") pursuant to which Hicks Muse was entitled to receive a fee equal to 1.5% of the "transaction value" (as defined below) for each "add-on transaction" (as defined below) in which we are involved. The term "transaction value" means the total value of any add-on transaction, including, without limitation, the aggregate amount of the funds required to complete the add-on transaction (excluding any fees payable pursuant to the financial advisory agreement and the fees, if any, paid to any other person or entity for financial advisory, investment banking, brokerage or any other similar services rendered in connection with such add-on transaction) including the amount of any indebtedness, preference stock or similar items assumed (or remaining outstanding). The term "add-on transaction" means any future proposal for a tender offer, acquisition, sale, merger, exchange offer, recapitalization, restructuring or other similar transaction directly or indirectly involving us or any of our subsidiaries and any other person or entity. The financial advisory agreement makes available to Premier the resources of Hicks Muse concerning a variety of financial and operational matters. The services that have been and will continue to be provided by Hicks Muse could not otherwise be obtained by us without the addition of personnel or the engagement of outside professional advisors. In management's opinion, the fees provided for under the financial advisory agreement reasonably reflect the benefits received and to be received by us. Premier paid (pound)0.4 million in 2001 (2000: (pound)nil, 1999: (pound)9.6 million) to Hicks Muse under the Financial Advisory Agreement.

AGREEMENT OF SALE AND PURCHASE OF SHARES IN HORIZON BISCUIT COMPANY LIMITED

           On January 30, 2001 we sold the Horizon Biscuit Company to Eubisco Limited, an affiliate company of ours and a company owned by Hicks Muse, for net proceeds of (pound)90.9 million. The proceeds from the sale were used to pay down our outstanding Senior Credit Facility.

GOLDEN SHARE

           A Golden Share has been issued by Premier Financing with voting rights which entitles the holder of the Golden Share to block the passing of resolutions for the winding-up or administration of Premier Financing or resolutions approving other matters that would constitute a breach of the Senior Credit Facility. These voting rights attaching to the Golden Share will lapse upon a payment default in respect of the Notes continuing unremedied and unwaived for a period of 180 days. The Golden Share is held by an affiliate of Hicks Muse which will agree with the lenders under the Senior Credit Facility as to the exercise of the voting rights of the Golden Share.

PREMIER HOLDINGS LIMITED MANAGEMENT CHARGE

           In 1999, 2000, and 2001, Premier was recharged (pound)1.7 million, (pound)0.9 million and (pound)0.2 million, respectively, by Premier Holdings in respect of the shared administrative functions. The decrease in the recharge to Premier by Premier Holdings is primarily the result of Premier incurring costs directly that previously would have been incurred by Premier Holdings and recharged.

HMTF POULTRY LIMITED

           At December 31, 2001 Premier owed HMTF Poultry Limited, an affiliate of Premier, (pound)7.6 million (2000: (pound)nil). At May 31, 2002 Premier owed HMTF Poultry Limited, (pound)9.3 million. This loan is interest free and is repayable in full on December 31, 2006.

ITEM 8.    FINANCIAL INFORMATION

A.         CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

           The financial statements required by this item are found in Item 19 of this Annual Report, beginning on page F-1.

           We are from time to time involved in various routine legal proceedings incidental to the ordinary course of our business. We believe that the outcome of all pending legal proceedings, either individually or in the aggregate, will not have a material adverse effect on our consolidated financial condition or results of operations.

           Our ability to pay dividends is restricted under the terms of both our Senior Credit Facility and the Indenture. We do not anticipate paying any dividends in the foreseeable future.

B.         SIGNIFICANT CHANGES

           None.


ITEM 9.    THE OFFERING AND LISTING

A.         THE OFFER AND LISTING DETAILS

           Not applicable.

B.         PLAN OF DISTRIBUTION

           Not applicable.

C.         MARKETS

           The Notes are listed on the Luxembourg Stock Exchange.

D.         SELLING SHAREHOLDERS

           Not applicable.

E.         DILUTION

           Not applicable.

F.         EXPENSES OF THE ISSUE

           Not applicable.

ITEM 10.   ADDITIONAL INFORMATION

A.         SHARE CAPITAL

           Not applicable.

B.         MEMORANDUM AND ARTICLES OF ASSOCIATION

           Premier was incorporated in England and Wales on May 12, 1999 (registered number 3771991).

Objects and Purposes

           Section 4 of the Memorandum of Association sets forth the objectives for which Premier was established:

         o to receive moneys on deposit or loan and to borrow or raise money in any currency;

         o to advance, deposit or lend money, securities and/or property and to discount, buy, sell and deal in securities or documents;

         o to acquire, invest in and hold by way of investment, sell and deal in securities of all kinds;

         o to organize, incorporate, reorganize, finance, aid and assist, financially or otherwise, companies and to underwrite or guarantee the subscription of securities of any kind;

         o to enter into currency and/or interest rate and any other type of swap agreements;

         o to act as promoters and entrepreneurs and to carry on business as financiers;

         o to exercise and enforce all rights and powers conferred by or incidental to the ownership of securities;

         o to enter into any guarantee or contract of indemnity or suretyship, and to provide security;

         o to carry on any other trade or business which can be advantageously carried on in connection with or ancillary to any of the businesses of Premier or its subsidiaries;

         o to buy, sell, manufacture, repair, alter, improve, manipulate, prepare for market, let on hire, and generally deal in all kinds of things required by persons having dealings with Premier;

         o to apply for, purchase and by other means acquire, protect, prolong and renew any form of intellectual property and to use, manufacture under and grant licenses and privileges in respect of those things;

         o to purchase, take on lease, exchange, hire and otherwise acquire any real or personal property and any right or privilege over in respect of it;

         o to sell, lease, exchange, let on hire and dispose of any real or personal property and the whole or part of the undertaking of Premier, for such consideration as the directors think fit;

         o to adopt any means of publicizing and making known the businesses, services and products of Premier;

         o to support, subscribe to and contribute to any charitable or public object and any institution, society and club which may be for the benefit of Premier or persons previously or presently affiliated with Premier; and

         o to establish, grant and take up agencies, and to do all other things the directors may deem conducive to the carrying on of Premier's business as principal or agent.

Directors' Interest

           A director of Premier who is in any way interested in a contract or proposed contract with us must declare the nature of his interest at a meeting of the directors. A director may not vote on or be counted in the quorum in relation to a resolution of the board or of a committee of the board concerning a contract, arrangement, transaction or proposal in which he has a material interest other than by virtue of his interest in shares in Premier. However, in the absence of some other material interest, this prohibition does not apply to a resolution concerning any of the following matters:

           (i) the granting of a guarantee, security or indemnity in respect of money lent or obligations incurred by him or any other person at the request of or for the benefit of Premier;

           (ii) the granting of a guarantee, security or indemnity in respect of a debt or obligation of Premier for which he himself has assumed responsibility in whole or in part, either alone or jointly with others, under a guarantee or indemnity or by the giving of security;

           (iii) a contract, arrangement, transaction or proposal concerning an offer of shares, debentures or other securities of Premier for subscription or purchase, in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

           (iv) a contract, arrangement, transaction or proposal to which Premier is or is to be a party concerning another company (including a subsidiary undertaking of Premier) in which he is interested whether as an officer, shareholder, creditor or otherwise (a "relevant company"), if he does not to his knowledge hold an interest in shares representing one percent or more of either any class of the equity share capital of or the voting rights in the relevant company;

           (v) a contract, arrangement, transaction or proposal for the benefit of the employees of Premier (including any pension fund or retirement, death or disability scheme) which does not award him a privilege or benefit not generally awarded to the employees to whom it relates; and

           (vi) a contract, arrangement, transaction or proposal concerning the purchase or maintenance of any insurance policy under which he may benefit.

           The salary or other remuneration of executive directors may be a fixed sum of money, or wholly or in part governed by business done or profits made, or as otherwise decided by the board. Non-executive directors are entitled to such remuneration as the board may by ordinary resolution determine. No director is required to vacate his office because he has reached the age of 70 or another age, and section 293 of the U.K. Companies Act 1985 does not apply to Premier. There is no requirement of share ownership for a director's qualification.

           The board may appoint a person who is willing to act as a director, either to fill a vacancy or as an addition to the board. A director appointed in this way may hold office only until the dissolution of the next annual general meeting after his appointment unless he is reappointed during that meeting.

           The board may exercise all the powers to borrow money and to mortgage or charge all or part of the undertaking, property and assets and uncalled capital of Premier and to issue debentures and other securities.

Shareholders' Meetings and Notices

           The board convenes general shareholders' meetings annually. Extraordinary general meetings may be convened by the board as deemed necessary or upon receipt of a requisition from shareholders in accordance with the U.K. Companies Acts.

           An annual general meeting and an extraordinary general meeting called for the passing of special resolution require 21 clear days' notice. All other extraordinary general meetings require not less than 14 clear days' notice.

Dividend Rights; Other Rights to Share in Company Profits; Capital Calls

           Premier has one series of ordinary shares authorized and outstanding. The board may by ordinary resolution declare a dividend to be paid to shareholders, but no dividend may exceed the amount recommended by the board. The board may declare and pay such interim dividends as appear to it to be justified by the profits of Premier available for distribution. A dividend unclaimed for a period of 12 years from the date it was declared or became due for payment is forfeited and ceases to remain owing by Premier.

           Subject to the terms of allotment or issue, the board may make calls on members in respect of amounts unpaid on the shares or a class of shares held by them respectively and not payable on a date fixed by or in accordance with the terms of allotment or issue. None of our capital stock is subject to any sinking fund provisions.

           Apart from shareholders' rights to share in Premier's profits by dividend (if any is declared), the articles of association provide that the board may, with the authority of an ordinary resolution:

           (i) resolve to capitalise an amount standing to the credit of reserves;

           (ii) appropriate the sum resolved to be capitalised to the shareholders in proportion to the nominal amount of ordinary shares held by them respectively and apply that sum on their behalf;

           (iii) make any arrangements it thinks fit to resolve a difficulty arising in the distribution of a capitalized reserve;

           (iv) authorise a person to enter (on behalf of all shareholders concerned) an agreement with Premier; and

           (v) generally do all acts and things required to give effect to the resolution.

Redemption Provisions; Liquidation Rights

           Shares may be issued on terms that they are to be redeemed or, at the option of Premier or the holder, are liable to be redeemed. Upon a voluntary winding up of the company the liquidator may, on obtaining any sanction required by law, divide among the shareholders in kind the whole or any part of the assets of the company. The liquidator may not, however, distribute to a member without his consent an asset to which there is attached a liability or potential liability for the owner.

Voting Rights; Variation of Rights

           At a general meeting, a resolution put to the vote of the meeting is decided by a show of hands unless a poll is properly demanded. Holders of record of ordinary shares may appoint a proxy to attend, speak and vote on their behalf at any shareholders' meeting. Every shareholder present in person has on a show of hands one vote and every shareholder present in person or by proxy has on a poll one vote for every ordinary share of which he is the holder.

           Subject to the U.K. Companies Acts, the rights attached to a class of shares may be varied whether or not Premier is being wound up (i) in such manner (if any) as may be provided by those rights, or (ii) in the absence of provision, either with the consent in writing of the holders of at least three-fourths of the nominal amount of the issued shares of that class or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the issued shares of that class validly held in accordance with the articles, but not otherwise.

Limitations on Voting and Shareholding

           There are no limitations imposed by English law or Premier's memorandum or articles of association on the right of non-residents or foreign persons to hold or vote Premier's ordinary shares, other than limitations that would generally apply to all of the shareholders.

Disclosure of Interests in Shares

           There are no bylaw provisions governing the ownership threshold above which shareholder ownership must be disclosed.

C.         MATERIAL CONTRACTS

           The following summaries of certain material contracts do not purport to be complete and are subject to, and are qualified in its entirety by reference to, all the provisions of the relevant document. Capitalized terms used in the following paragraphs and not otherwise defined shall have the meanings given to them in the relevant document.

SENIOR CREDIT FACILITY

           At December 31, 2001, the Senior Credit Facility provided for (pound)302.3 million of loan facilities comprising (i) the refinancing facilities consisting of refinancing A and refinancing B facilities and (ii) the Working Capital Facility (each as described below) and the ancillary facilities which may be provided therein.

           The refinancing A facility was for an amount of up to (pound)121.3 million and the refinancing B facility was for an amount of up to (pound)56.0 million. At December 31, 2001, (pound)121.3 million was outstanding on the refinancing A facility and (pound)56.0 million was outstanding on the refinancing B facility.

           At December 31, 2001, the Working Capital Facility in the amount of up to (pound)125.0 million was available in pounds sterling or the equivalent in certain foreign currencies in the form of revolving advances and a letter of credit facility, which is to be used for general corporate purposes. At December 31, 2001, no advance had been drawn down under the Working Capital Facility and (pound)18.3 million was utilised for general corporate purposes.

           Following the acquisition of Nestle, the Senior Credit Facility provided for (pound)412.3 million of loan facilities comprising (i) the refinancing Facilities consisting of refinancing A facility in the amount of (pound)244.3 million and refinancing B facility in the amount of (pound)68.0 million and (ii) the Working Capital Facility in the amount of (pound)100.0 million.

INTEREST RATES AND FEES

           Interest on advances under the various facilities is payable at the rate per annum equal to LIBOR (or EURIBOR for euros) plus applicable mandatory liquid asset costs plus the following applicable margins in relation to the facilities:

- 2.25% per annum reducing on the basis of a ratchet reducing in several steps to 1.25% per annum dependent upon certain net debt to consolidated EBITDA ratios for the refinancing A facility. At December 31, 2001, the margin applied to LIBOR on this facility was 2.0%;

-        2.75% per annum for the refinancing B facility; and

- 2.25% per annum reducing on the basis of the ratchet applicable to the refinancing A facility for the Working Capital Facility. At December 31, 2001, the margin applied to LIBOR on this facility was 2.0%.

           Commitment fees are payable at the rate of 0.75% per annum of the undrawn portion of the relevant facilities. The commitment fees on the Working Capital Facility reduce in several steps to 0.25% per annum dependent upon certain net debt to consolidated EBITDA ratios. At December 31, 2001, the margin applied to LIBOR in respect of commitment fees was 0.625%. Default interest is payable at the applicable interest rate plus 1% per annum.

           Interest is payable on the last day of each interest period (or at six monthly intervals if the interest period is longer) and is calculated on the basis of actual days elapsed in a year of 365 days, for pounds sterling, or 360 days for other currencies. Interest periods may be of one, two, three or six or (if available to all lenders) nine or 12 months (at the borrower's option) or such other periods as the agent agrees. Commitment fees are payable at the rate of 0.75% per annum on the undrawn portion of the relevant facilities. The commitment fees on the working capital facility reduce in several steps to 0.25% per annum dependent upon certain net debt to consolidated EBITDA ratios. At December 31, 2001, the margin applied to LIBOR in respect of commitment fees was 0.625%. Default interest is payable at the applicable interest rate plus 1% per annum.

           Premier Financing's obligations under the Senior Credit Facility are guaranteed by each of the material operating subsidiaries of Premier and Premier Holdings. Each charging subsidiary has granted security over substantially all of its assets, including English law fixed charges over material properties, bank accounts, insurances, debts and shares and a floating charge over all of its other undertakings and assets. Certain limited material subsidiaries incorporated outside of England and Wales has granted similar security.

           The Senior Credit Facility requires Premier Financing to comply with certain negative covenants, including covenants relating to negative pledges, borrowed money, guarantees, disposals, operating leases, change of accounting reference date or accounting policy, identity of auditors, equity yield and payments under the intercompany loan, reduction of capital, loans and credit, intra-group contracts and arrangements, distributions, share capital, disposals, acquisitions and joint ventures, amendments to documents, change in business, merger and amalgamation, shareholders' meetings and constitutive documents, acquisitions and joint ventures and new subsidiaries. Certain categories of permitted payment may be made as exceptions to the restrictions on dividends and payments under the intercompany loan including payment of interest on the Notes.

           In addition, the Senior Credit Facility requires Premier Financing to comply with specified financial ratios and tests, including EBITDA/total interest expense, total net debt/EBITDA, fixed charge coverage ratio and maximum capital expenditure.

           The Senior Credit Facility also requires Premier Financing to observe certain covenants, including covenants relating to delivery of financial statements, insurances, notification of any default or any occurrence which could be reasonably expected to have a material adverse effect (as defined therein), consents and authorizations being maintained, compliance with environmental laws, notification of material litigation and labor disputes, access to books and records, use of proceeds, filing of tax returns, pension schemes, the provision of guarantees and security from subsidiaries, euro compliance, intellectual property rights and hedge transactions.

           On May 27, 2002, we executed a Supplemental Agreement to the Senior Credit Facility that permitted one of our subsidiaries to borrow an additional (pound)135.0 million under the Senior Credit Facility to fund our acquisition of the ambient food business of Nestle in the U.K. and the Republic of Ireland. The Supplemental Agreement amended certain terms in the Senior Credit Facility, including the amortisation schedule of the facilities. Following the completion of the acquisition, the refinancing A facility is required to be repaid in semi-annual instalments with final maturity in December 2007. The refinancing B facility is required to be repaid in two instalments with 50% repayable in June 2008 and the balance repayable in December 2007. The working capital facility will cease to be available on June 30, 2008. In addition, the Working Capital Facility was reduced from (pound)125.0 million to (pound)100.0 million.

           The Senior Credit Facility is required to be prepaid in full immediately upon the occurrence of certain events including a change of control (as defined therein) or any asset sale (as defined therein). The first (pound)100.0 million and thereafter 50% of the aggregate net proceeds of any flotation (as defined therein) which does not constitute a full prepayment event (as defined therein) is applied in or towards prepayment of the Senior Credit Facility. The net proceeds from certain relevant disposals which are not applied in acquiring replacement assets or other assets required in the business over a six-month reinvestment period must be applied in prepayment of the Senior Credit Facility. From the financial year ending December 31, 2000 and thereafter a percentage of excess cash flow must be applied in prepayment of the Senior Credit Facility. This percentage is initially 75% but reduces in two equal steps to 25% depending upon the applicable total net debt to consolidated EBITDA ratio for the financial year in question. Any amounts received in respect of any claims made against professional advisors are applied in or towards prepayment of the senior credit facility after applications to discharge associated liabilities and claims and/or to acquire assets to which the relevant claim relates. Subject to an indemnity for broken funding costs, Premier Financing may prepay amounts outstanding under the Senior Credit Facility, without penalty or premium, in whole or in part in minimum amounts of (pound)1,000,000, upon three business days' notice to the agent for the Senior Credit Facility. Prepayments of an amount equal to the next two scheduled repayment installments will be applied as directed by Premier Financing and thereafter firstly against advances under the refinancing facilities on a pro rata basis and secondly in reduction of working capital advances and thirdly in reduction of outstandings under the ancillary facilities.

           The Senior Credit Facility contains certain events of default, including events relating to failure to pay, misrepresentation, cross default, derivative transaction default, breach of undertakings, illegality or unenforceability, insolvency, administration, appointment of receivers and managers, suspension or winding-up of business, seizure, qualification of financial statements, environmental matters and changes of ownership.

SUBORDINATION DEED

           In connection with the Intercompany Loan, Premier and Premier International entered into a subordination deed which:

         o prohibits Premier Financing from making payments on the principal amount of the Intercompany Loan while the Senior Credit Facility is outstanding;

         o prohibits other payments under the Intercompany Loan to be made if certain stop events have occurred and are continuing or the making of the payment would immediately give rise to a stop event (such stop events are a notice of acceleration, payment default or insolvency events under the Senior Credit Facility);

         o gives the Senior Credit Facility priority for payment over the other subordinated debts, including the notes, in the event of any insolvency, bankruptcy, receivership, liquidation or reorganization proceeding relating to Premier Financing;

         o prohibits Premier from receiving security in respect of the Intercompany Loan, creating security over or assigning, transferring or disposing of its rights in the Intercompany Loan and accelerating or enforcing its rights thereunder; and

         o subjects Premier to "turnover" obligations in the event that payments are received in breach of the subordination deed.

           Restrictions are also placed on Premier amending the Intercompany Loan or the Notes, the Indenture and other documents relating to the Notes which affect the timing or amount of payments due.

INVESTORS' UNDERTAKING

           As part of the arrangements for the Senior Credit Facility, Premier has agreed that, until a payment default in respect of the Notes continuing unremedied and unwaived for a period of 180 days, it would not take any formal legal steps to wind up either Premier Financing or (prior to the contribution of Premier and Premier Financing to Premier Holdings) Premier Holdings, or to obtain an administrative order in respect of those companies in respect of unperformed obligations owed to it.

THE NOTES

           In August 1999, we issued $200.0 million aggregate principal amount 12% Senior Notes due 2009 (the "Dollar Notes") and (pound)75.0 million aggregate principal amount 12 1/4% senior Notes due 2009 (the "Sterling Notes", and together with the Dollar Notes, the "Notes"). The Notes were subsequently exchanged for SEC-registered Notes in July 2000 on the same terms and conditions by the holders. The Notes will mature on September 1, 2009, unless redeemed at our option at an earlier date. Cash interest on the Dollar Notes accrues at a rate of 12% per annum and are payable in cash semi-annually on March 1 and September 1 of each year. Cash interest on the Sterling Notes accrues at a rate of 12 1/4% per annum and are payable in cash semi-annually on March 1 and September 1 of each year.

           The Notes may be redeemed at our option at any time on or after September 1, 2004, in whole or in part. In addition, prior to September 1, 2002, the Notes may also be redeemed by us using the net cash proceeds of one or more equity offerings (as defined in the Indenture) to redeem up to 35% of the principal amount of the Notes. At any time on or prior to September 1, 2004, the Notes may also be redeemed as a whole upon the occurrence of a change of control (as defined in the Indenture).

             The Indenture contain covenants which, among other things, restrict us and our "restricted subsidiaries" (as defined in the Indenture) from incurring any indebtedness, other than "permitted indebtedness", unless we maintain a ratio of the consolidated cash flow (as defined in the Indenture) to the fixed charges (as defined in the Indenture) of at least 2.0 to 1.0 on or prior to August 10, 2001 and at least 2.25 to 1.0 thereafter.

           As defined in the Indenture, "permitted indebtedness" means, among other things,

         o        our indebtedness outstanding under the Senior Credit Facility;
                  provided that the aggregate principal amount at any time outstanding does not exceed(pound)420,000,000; and

         o additional indebtedness not to exceed(pound)50,000,000 in principal amount outstanding at any time (which amount may, but need not, be incurred under the Senior Credit Facility).

           The Indenture also contains covenants restricting us from making asset sales (as defined in the Indenture) unless, among other things:

         o we receive consideration at the time of the asset sale at least equal to the fair market value of the assets sold or otherwise disposed of and as determined in good faith by our management or, if such asset sale involves consideration in excess of (pound)7,500,000, by our board of directors, as evidenced by a board resolution;

         o at least 75% of the consideration received by us from such asset sale is in the form of cash or cash equivalents and is received at the time of such disposition; and

         o upon the consummation of an asset sale, we apply the net cash proceeds (as defined in the indenture) within 180 days of receipt thereof either to repay any indebtedness of a restricted subsidiary of ours, which would include indebtedness under the Senior Credit Facility; reinvest in productive assets (as defined in the indenture) within 360 days of the date of receipt of such net cash proceeds; or purchase the Notes tendered at a price equal to 100% of the principal amount thereof plus accrued interest thereon.

           The Indenture also contains covenants concerning the following:

         o        limitation on transactions with our affiliates;

         o limitation on paying dividends or making any other distributions on our capital stock by us or any of our restricted subsidiaries; and

         o        limitation on secured indebtedness to be incurred by us.

           Events of default under the Notes include:

         o the failure to pay interest on the Notes when the interest becomes due and payable for a period of 30 days;

         o the failure to pay principal of or premium on any Notes at maturity, upon redemption or otherwise;

         o a default in the observance or performance of any other covenant or agreement contained in the Notes or the Indenture, which default continues for a period of 30 days after written notice has been given from the trustee or holders of at least 25% in aggregate principal amount of outstanding Notes;

         o the failure to pay at the stated maturity (giving effect to any extensions thereof) the principal amount of any of our indebtedness or of any of our restricted subsidiaries aggregating (pound)10,000,000 or more after a 10-day period during which such default has not been cured;

         o one or more judgments in an aggregate amount in excess of(pound)10,000,000 being rendered against us or any of our significant restricted subsidiaries (as defined in the Indenture); and

         o certain events of bankruptcy, insolvency or reorganization affecting us or any of our significant restricted subsidiaries.

           For a description of other material contracts we entered into during the past two years, see Item 7.B. "Major Shareholders and Related Party Transactions--Related Party Transactions."

D.         EXCHANGE CONTROLS

           Not applicable.

E.         TAXATION

UNITED STATES

U.S. FEDERAL INCOME TAX CONSIDERATIONS

           The following discussion is based upon the provisions of the U.S. Internal Revenue Code of 1986 as amended (the "Code"), the applicable U.S. Treasury regulations promulgated or proposed thereunder, judicial authority and current administrative rulings and practice. Legislative, judicial or administrative changes or interpretations may be forthcoming that may be retroactive and that could alter or modify the continued validity of the statements and conclusions set forth below.

           Except with respect to the discussions set forth below under "-Non-U.S. Holders" and "-Information Reporting and Backup Withholding," this discussion is limited to the U.S. federal income tax considerations applicable to a beneficial owner of a Note that is (i) a citizen or resident of the United States, (ii) a corporation (or other enitity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or any political subdivision thereof or therein,
(iii) an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust, if a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust (a "U.S. Holder"). Certain aspects of U.S. federal income taxation relevant to a beneficial owner of a Note other than a U.S. Holder (a "Non-U.S. Holder") are also discussed below. This discussion does not address all aspects of U.S. federal income taxation that might be relevant to particular holders in light of their personal investment circumstances or status, nor does it discuss the consequences to holders subject to special treatment under the U.S. federal income tax laws, such as brokers or dealers in securities or foreign currency, taxpayers that have elected mark-to-market accounting, financial institutions, "financial services entities," insurance companies, tax-exempt organizations, taxpayers holding Notes as part of a "straddle," "hedge" or "conversion transaction," or that have a "functional currency" other than the U.S. dollar, and certain expatriates or former long-term residents of the United States. The discussion does not address any special rules that may apply if the holder receives principal in installment payments or if the Note is called before the maturity date. Additionally, the discussion does not consider the tax treatment of persons who hold Notes through a partnership or other pass-through entity. Moreover, the effect of any applicable state, local or foreign tax laws or the applicability of U.S. federal gift or estate taxation is not discussed. Holders are urged to consult their own tax advisors regarding the U.S. federal, state, local, foreign and other tax considerations of the acquisition, ownership and disposition of the Notes.

           Except as otherwise indicated below, this discussion is generally limited to the tax consequences to beneficial owners of the Notes that are initial holders of the Notes that hold the Notes as capital assets (within the meaning of Section 1221 of the Code) and that purchased the Notes at the "issue price." For this purpose, the "issue price" of a Note is the first price at which a substantial amount of the Notes were sold to the public for money (excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers).

EACH INVESTOR IS ADVISED TO CONSULT SUCH PERSON'S OWN TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES TO SUCH PERSON OF PURCHASING, HOLDING OR DISPOSING OF NOTES.

STATED INTEREST ON NOTES

           Stated interest on a Note will be taxable to a U.S. Holder as ordinary income either at the time it accrues or is received in accordance with the U.S. Holder's method of accounting for U.S. federal income tax purposes. Stated interest paid on a Note will be includible in income by a U.S. Holder in an amount equal to the U.S. dollar value of the interest, regardless of whether a payment is in fact converted to U.S. dollars at that time. If such U.S. Holder uses the cash method of accounting for tax purposes, the U.S. dollar value of such interest is determined using the spot rate at the time payment is received. If a U.S. Holder uses the accrual method of accounting for tax purposes, the U.S. dollar value of such interest is determined using the average exchange rate during the relevant accrual period (or partial accrual period with respect to interest paid in a subsequent taxable year) or, if elected, the spot rate (i) on the last day of the relevant accrual period (or partial accrual period) or (ii) on the payment date, if such date is within five business days of the last day of the accrual period or taxable year. Any differences in the exchange rate between the rate at which interest on a Note is included in income and the spot rate on the payment (or disposition) date for interest will result in exchange gain or loss with respect to the related amount of interest, and will generally be treated as ordinary income or loss for U.S. federal income tax purposes. The U.S. dollar value of interest accrued or received, adjusted for any exchange gain or loss with respect to the amount accrued, generally will be a U.S. Holder's tax basis in the pounds sterling received as interest on a Note.

ADDITIONAL AMOUNTS

           Assuming that the contingency that we will pay Additional Amounts (i.e., the amount of interest provided in the Notes to prevent any net reduction for withholding taxes, determined using the withholding tax rate applicable to the U.S. Holder) is remote or incidental (within the meaning of applicable U.S. Treasury regulations), a U.S. Holder will treat the gross amount of any Additional Amounts as ordinary interest income at the time such amount is received or accrued in accordance with such U.S. Holder's method of accounting for tax purposes in the same manner as discussed above under "-- Stated Interest on Notes". Consequently, the amount a U.S. Holder will include in gross income with respect to a Note could exceed the amount includible by the U.S. Holder as stated interest should Additional Amounts be due under the Notes.

WITHHOLDING TAXES

           Any foreign withholding taxes paid at the rate applicable to a U.S. Holder will be treated as foreign taxes eligible for credit against such holder's U.S. federal income tax liability, at the election of the U.S. Holder, subject to generally applicable limitations and conditions (including that the U.S. Holder claim any applicable treaty benefits). Alternatively, such taxes are eligible for deduction in computing such U.S. Holder's taxable income. Stated interest and Additional Amounts will constitute foreign source income for foreign tax credit purposes. Such income will generally constitute "high withholding tax interest" for U.S. foreign tax credit purposes, unless the rate applicable to the U.S. Holder is below 5%, in which case such income generally will constitute "passive income." The calculation of foreign tax credits involves the application of complex rules that depend on a U.S. Holder's particular circumstances. Accordingly, investors are urged to consult their tax advisors regarding their ability to claim a credit for any foreign withholding taxes paid with respect to the Notes.

SALE, EXCHANGE OR REDEMPTION

           Unless a non-recognition provision applies, the sale, exchange, redemption (including pursuant to an offer by us) or other disposition of a Note will be a taxable event for U.S. federal income tax purposes. In that event, a U.S. Holder will recognize gain or loss equal to the difference between (i) the amount of cash plus the fair market value of any property received upon that sale, exchange, redemption or other taxable disposition (other than amounts attributable to accrued interest) and (ii) the U.S. Holder's adjusted tax basis in the Note. A U.S. Holder's tax basis in a Note generally will equal the cost of the Note to the U.S. Holder, which is the U.S. dollar value of the pound sterling purchase price translated at the spot rate for the date of purchase (or, in some cases, the settlement date). The conversion of dollars into pounds sterling and the immediate use of those pounds sterling to purchase a Note generally will not result in a taxable gain or loss for a U.S. Holder. A U.S. Holder will have a tax basis in any pounds sterling received on the sale, exchange or retirement of a Note equal to the U.S. dollar value of the pounds sterling on the date of receipt.

           Gain or loss recognized by a U.S. Holder of a Note should be capital gain or loss and will be long-term capital gain or loss if the Note has been held by the U.S. Holder for more than one year at the time of sale, exchange, redemption or other disposition. Upon the sale, exchange, retirement or repayment of a Note, a U.S. Holder will recognize exchange gain or loss to the extent that the rate of exchange on the date of retirement or disposition differs from the rate of exchange on the date the Note was acquired, or deemed acquired. Exchange gain or loss is recognized, however, only to the extent of total gain or loss on the transaction. For purposes of determining the total gain or loss on the transaction, a U.S. Holder's tax basis in the Note will generally equal the U.S. dollar cost of the Note. Exchange gain or loss recognized by a U.S. Holder will generally be treated as ordinary income or loss.

           Any gain realized by a U.S. Holder on the sale, exchange or redemption of a Note generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Any loss realized upon such a sale, exchange, redemption or other disposition of a Note generally will be treated as a U.S. source loss except to the extent that such loss is attributable to accrued but unpaid interest.

NON-U.S. HOLDERS

           Subject to the discussion below under "-Information Reporting and Backup Withholding," a Non-U.S. Holder of a Note generally will not be subject to U.S. federal income or withholding tax on payments, including stated interest and Additional Amounts, in respect of a Note and gain realized on the sale, exchange, redemption or other disposition of a Note unless (i) that income is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (or in the case of a treaty resident, attributable to a permanent establishment (or a fixed base) in the United States) or (ii) in the case of a gain, the Non-U.S. Holder of a Note is a non-resident alien individual who holds a Note as a capital asset and is present in the United States for 183 days or more in the taxable year of the sale, exchange, redemption or other disposition and certain other conditions are satisfied.

INFORMATION REPORTING AND BACKUP WITHHOLDING

           Payments of interest and principal on a Note and the proceeds from the sale of a Note paid to a U.S. Holder (other than a corporation or other exempt recipient) will be reported to the U.S. Internal Revenue Service. A U.S. Holder may be subject to U.S. backup withholding (currently at the rate of 30%) with respect to amounts paid on a Note and the proceeds from the sale of a Note unless such U.S. Holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (ii) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with the applicable requirements of the backup withholding rules.

           Interest on a Note paid outside the United States to a Non-U.S. Holder through a U.S. person or a U.S. related person (as defined below) is subject to information reporting and possible backup withholding unless certain documentation and other requirements are satisfied. The payment of principal on a Note and the proceeds from the disposition of a Note by a Non-U.S. Holder to or through the U.S. office of any broker, U.S. or foreign, or the non-U.S. office of a U.S. person or a U.S. related person, will be subject to information reporting and possible backup withholding unless (i) the owner certifies its non-U.S. status under penalties of perjury or otherwise establishes an exemption and (ii) the broker does not have actual knowledge that the holder is a U.S. Holder or that the conditions of any other exemption are not, in fact, satisfied. A "U.S. related person" is a person with certain enumerated U.S. relationships.

           Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules will be creditable against the holder's U.S. federal income tax liability, subject to satisfaction of certain procedural requirements. Holders of Notes should consult their tax advisors to determine whether they qualify for exemption from U.S. withholding and the procedure for obtaining an exemption, if applicable.

U.K.

U.K. TAX CONSEQUENCES

           The following summary describes certain U.K. tax consequences of the ownership of the Notes but does not purport to be comprehensive. Except where expressly stated, the summary relates only to the position of those persons who are (i) the absolute beneficial owners of their Notes and the interest thereon;
(ii) who are neither resident nor ordinarily resident in the U.K. for the purpose of U.K. taxation; and (iii) who do not carry on a trade, profession or vocation in the U.K. through a branch or agency in the U.K., and may not apply to special situations, such as those of dealers in securities. Furthermore, the discussion below is generally based upon provisions of U.K tax law and U.K. Inland Revenue practice as of the date hereof. These provisions may be repealed, revoked or modified (possibly with retrospective effect) so as to result in U.K. tax consequences different from those discussed below. PERSONS CONSIDERING THE PURCHASE, OWNERSHIP OR DISPOSITION OF THE NOTES SHOULD CONSULT THEIR OWN TAX ADVISERS CONCERNING U.K. TAX CONSEQUENCES IN THE LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAW OF ANY OTHER RELEVANT TAX JURISDICTION. NO REPRESENTATIONS WITH RESPECT TO THE TAX CONSEQUENCES TO ANY PARTICULAR HOLDER OF THE NOTES ARE MADE HEREBY.

INTEREST ON THE NOTES

           The Notes will constitute "quoted Eurobonds" within the meaning of section 349 of the U.K. Income and Corporation Taxes Act 1988 ("ICTA") provided they are listed on a "recognised stock exchange" within the meaning of section 841 of ICTA. The Luxembourg Stock Exchange is currently a recognised stock exchange for these purposes. Accordingly, as long as the Notes are listed on the Luxembourg Stock Exchange and remain so listed, payments of interest on the Notes may be made without withholding on account of U.K. income tax.

           Interest on the Notes constitutes U.K. source income for U.K. tax purposes and, as such, may be subject to income tax by direct assessment even where paid without withholding except in the hands of a holder who is exempt from U.K. income tax under the terms of an applicable double taxation treaty or otherwise. However, interest on a U.K. source received without deduction or withholding on account of U.K. tax will not be chargeable to U.K. tax in the hands of a holder of notes who is not resident for tax purposes in the U.K. unless that holder of notes carries on a trade, profession or vocation in the U.K. through a U.K. branch or agency in connection with which the interest is received or to which the Notes are attributable. There are exemptions for interest received by certain categories of agents (such as brokers and investment managers).

           Any paying agent or other person through whom interest is paid to, or by whom interest is received on behalf of, an individual (whether resident in the U.K. or elsewhere) may be required to provide information in relation to the payment and the individual concerned to the U.K. Inland Revenue. The Inland Revenue may communicate this information to the tax authorities of other jurisdictions.

PROPOSED EUROPEAN DIRECTIVE ON THE TAXATION OF SAVINGS INCOME

           On December 13, 2001, the Council of the European Union published a revised draft directive regarding the taxation of savings income. It is proposed that, subject to a number of important conditions being met, Member States will be required to provide to the tax authorities of another Member State details of payments of interest (or other similar income) paid by a person within its jurisdiction to or for the benefit of an individual resident in that other Member State, except that Belgium, Luxembourg and Austria will instead operate a withholding system for a transitional period in relation to such payments.

           The proposed directive is not yet final and may be subject to further amendment. Consequently, it is not possible to predict what effect, if any, the adoption of the proposed directive would have on the Notes or on the payments of principal or interest on the Notes.

           PERSONS CONSIDERING THE PURCHASE, OWNERSHIP OR DISPOSITION OF THE NOTES WHO ARE IN ANY DOUBT AS TO THEIR TAX POSITION OR WHO MAY BE SUBJECT TO TAX IN OTHER JURISDICTIONS SHOULD CONSULT THEIR OWN TAX ADVISERS.

F.         DIVIDENDS AND PAYING AGENT.

           Not applicable.

G.         STATEMENT BY EXPERTS.

           Not applicable.

H.         DOCUMENTS ON DISPLAY

           We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), applicable to foreign private issuers and fulfill the obligation with respect to such requirements by filing reports with the SEC. You may read and copy any reports, statements and other information we file with the SEC at the SEC's public reference rooms in Washington D.C., New York, New York, and Chicago, Illinois. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such addresses. Please call 1-800-SEC-0330 for further information on the public reference rooms.

           As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. A copy of each report submitted in accordance with applicable United States law is available for public review at our principal executive offices.

I.         SUBSIDIARY INFORMATION

           Not applicable.

ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

           The following discussion of our financial risk-management activities includes "forward-looking statements" that involve risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements.

           Market risk represents the risk of changes in the value of financial instruments, whether derivative or non-derivative, as a result of fluctuations in foreign currency exchange rates and interest rates. The objective of our financial risk management strategy is to protect us against unfavorable changes in the financial markets and thus help us secure profitability. Funding and management of the financial risks are the responsibility of our treasury committee, which is a sub-committee appointed by the Board of Directors.

           Under our financial policy, we use various financial instruments within specified limits to manage the primary market exposures associated with our underlying assets and liabilities, as well as with anticipated transactions. We use these instruments to reduce risk by essentially creating offsetting market exposures. These contracts are entered into with financial institutions in accordance with our treasury policies and procedures, thereby reducing the risk of credit loss. We use derivative financial instruments only for commercial purposes and financial purposes. We do not use derivative financial instruments for speculative purposes.

           The following discussion contains sensitivity analyses which present the hypothetical loss in cash flows or fair values of the financial instruments and derivative financial instruments that were held by us as of December 31, 2001 that were subject to changes in foreign currency exchange rates and interest rates. The range of sensitivities chosen for these analyses reflects our view of changes that are reasonably possible over a one-year period.

           In the normal course of business, we also face risks that are either non-financial or non-quantifiable. These risks principally include country, commodity, credit and legal risks, and are not represented in the following analyses.

FOREIGN CURRENCY EXCHANGE RISK

           Our policy with regard to foreign currency exchange risk is to hedge such risk using foreign currency purchase contracts, swaps, options and currency borrowing/investments. It is our policy to minimize risk to adverse movements in exchange rates by hedging the exposure at the point when it becomes a contractual obligation. We hedge all trading transaction exposures above an aggregate level of (pound)100,000. These transaction exposures are managed by each of our subsidiary companies unless considered material to the group. These and other exposures arising from our trade in non-sterling currencies can only be hedged by a subsidiary company in agreement with group treasury and such positions are carefully monitored.

           As of December 31, 2001, the contractual value and market value of our foreign currency forward purchase contracts were (pound)32.7 million and (pound)31.9 million, respectively.

           Using a hypothetical adverse change of 10% in foreign currency exchange rates, the hypothetical loss in cash flows of derivative and non-derivative financial instruments and foreign currency denominated balance sheet positions at December 31, 2001 is estimated to be (pound)10.3 million (2000: (pound)9.2 million).

INTEREST RATE RISK

           Changes in our market risk exposure during 2001 primarily involved the reduction of interest rate risk due to the decrease in our debt. This exposure will decrease further following the pay down of the Senior Credit Facility with the proceeds from the sale of our biscuits and wines and spirits operations. We do not know of, nor do we expect, any significant increases in market risk exposure to be incurred in future reporting periods.

           We pay interest at the following rates on our borrowings:

Borrowings                                        Amount outstanding at         Interest rate payable        Interest rate at
                                                    December 31, 2001                 per annum              December 31, 2001
Refinancing A facility                            (pound)121.3 million            LIBOR plus margin              6.11%
Refinancing B facility                             (pound)56.0 million             LIBOR plus 2.75%              6.86%
Drawn Working Capital Facility                    (pound)nil                      LIBOR plus margin              6.11%
Working Capital Facility utilised for other        (pound)18.3 million                 Various                  Various
purposes
Unutilised Working Capital Facility               (pound)106.7 million               0.25%-0.75%                 0.625%
U.S.$ 200 million Notes                            U.S.$200.0 million                   12.0%                    12.00%
(pound)75 million Notes                            (pound)75.0 million                  12.25%                   12.25%


           The margin applicable to the refinancing A facility and drawings under the Working Capital Facility is 2.25% per annum reducing on the basis of a ratchet in several steps to 1.25% per annum dependent upon certain net debt to consolidated EBITDA ratios. At December 31, 2001, the margin applied to LIBOR on this facility was 2.0%.

           The utilisation of the Working Capital Facility for other purposes incurs fees dependent upon the purpose that the facility is used for. Commitment fees are payable at the rate of 0.75% per annum of the undrawn portion of the relevant facilities. The interest payable per annum on commitment fees on the Working Capital Facility reduce in several steps from 0.75% to 0.25% per annum dependent upon certain net debt to consolidated EBITDA ratios. At December 31, 2001, the margin applied to LIBOR in respect of commitment fees was 0.625%.

           Our borrowings are principally denominated in pounds sterling and U.S. dollars, with both fixed and floating rates of interest. We actively monitor our interest rate exposure on these borrowings, and use a variety of derivative financial instruments to hedge such exposure, including interest rate swaps, collars and caps. The nature and volume of derivative financial instruments held by us is partially determined based upon conditions set by our borrowing agreements with our lenders. The borrowing agreements require us to hedge a minimum of 50% of the interest rate exposure on our senior long-term debt. In addition, we have entered into a coupon swap to fix the cash flows on our dollar notes, which has the effect of converting the interest payments from fixed-rate dollars into fixed-rate pounds sterling.

           An estimated hypothetical negative effect of a 100 basis point (or one percent per year) increase in interest rates would result in an increase in interest costs per year of (pound)0.8 million based on our debt position as at December 31, 2001 (2000: (pound)2.1 million).

CREDIT RISK

           Potential concentrations of credit risk to us consist principally of cash and cash equivalents and trade receivables. Cash and cash equivalents are deposited with high credit, quality financial institutions. Trade receivables are due principally from major European grocery retailers. Furthermore, it is our policy to insure all third party trade debt. We do not consider there to be any significant concentration of credit risk at December 31, 2001.

INFLATION

           We do not believe that our businesses are affected by inflation to any greater extent than other businesses in our industry.

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

           Not applicable.


                                     PART II

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

           Not applicable.


ITEM 14. MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

           Not applicable.


ITEM 15.   [RESERVED]


ITEM 16.   [RESERVED]

                                    PART III

ITEM 17.FINANCIAL INFORMATION

           We have responded to Item 18 in lieu of this item.

ITEM 18.FINANCIAL INFORMATION

           The financial statements required by this item are found at the end of this report beginning on page F-1.

ITEM 19.EXHIBITS

           The exhibits filed with or incorporated by reference into this annual report are listed below.


EXHIBIT NUMBER
--------------

1.1* Certificate of Incorporation of Premier (incorporated herein by reference to Exhibit 3.1 of the Registration Statement on Form F-4 Registration No. 33-312188).

1.2* Memorandum and Articles of Association of Premier (incorporated herein by reference to Exhibit 3.2 of the Registration Statement on Form F-4 Registration No. 33-312188).

2.1* Indenture dated August 10, 1999 between Premier and Bankers Trust Company as Trustee (incorporated herein by reference to Exhibit 4.1 of the Registration Statement on Form F-4).

2.2*       Form of Global Note (included in Exhibit 2.1).

2.3*       Form of Definitive Registered Note (included in Exhibit 2.1).

4.1* Facilities Agreement dated August 10, 1999 between Premier Financing as Borrower, Chase Manhattan plc, Deutsche Banc Alex. Brown Incorporated and Salomon Brothers International Limited as arrangers, The Chase Manhattan Bank, Bankers Trust Company and Citibank N.A. as Underwriters, Chase Manhattan International Limited as the Agent and the Security Agent and Bankers Trust Company as Document Agent (incorporated herein by reference to Exhibit 4.6 of the Registration Statement on Form F-4 Registration No. 33-312188).

4.2* Intra-Group Loan Agreement dated August 10, 1999 between Premier as Lender and Premier Financing Limited as Borrower (incorporated herein by reference to Exhibit 4.7 of the Registration Statement on Form F-4 Registration No. 33-312188).

4.3* Subordination Deed dated August 10, 1999 between Premier Financing as Principal Debtor, Premier as Subordinated Lender and Chase Manhattan International Limited as Security Agent (incorporated herein by reference to Exhibit 4.8 of the Registration Statement on Form F-4 Registration No. 33-312188).

4.4* Monitoring and Oversight Agreement dated August 10, 1999 between Premier and Hicks Muse (incorporated herein by reference to Exhibit
           10.2 of the Registration Statement on Form F-4 Registration No. 33-312188).

4.5* Financial Advisory Agreement dated August 10, 1999 between Premier and Hicks Muse (incorporated herein by reference to Exhibit 10.3 of the Registration Statement on Form F-4 Registration No 33-312188).

4.6* Agreement for the Sale and Purchase of Shares in The Horizon Biscuit Company Limited and Premier Brands I Inc. between Premier Financing Limited, Eubisco Limited and Premier Brands Limited dated December 29, 2000 (incorporated herein by reference to Exhibit 4.6 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 29, 2001).

4.7+ Supplemental Agreement dated May 27, 2002 relating to a Facilities Agreement dated August 10, 1999 between, inter alia, Premier Financing Limited, the subsidiaries of Premier Financing Limited party thereto, JP Morgan plc and Barclays Capital (the investment banking division of Barclays Bank PLC), as Amendment Arrangers, and JP Morgan Europe Limited, as Agent and Security Agent.

4.8+ Agreement dated May 3, 2002 between Nestle UK Limited, Nestle (Ireland) Limited, Pastam Limited and Premier Financing Limited.

8.1 List of material subsidiaries of Premier (included in Item 10.I. and note 21 to the combined and consolidated financial statements of Premier).

-------------------
*          Incorporated by reference.
+          Filed herewith.

                                   SIGNATURES

           The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that is has duly caused and authorized the undersigned to sign this annual report on its behalf.



                                  PREMIER INTERNATIONAL FOODS PLC

                                  By: /s/ Robert Schofield
                                      ---------------------------------
                                      Name: Robert Schofield
                                      Title: Chief Executive






Date: July 1, 2002

                         PREMIER INTERNATIONAL FOODS PLC

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                         PREMIER INTERNATIONAL FOODS PLC

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                                                PAGE

       Report of Independent Accountants - 1999, 2000 and 2001                                   F-1
       Audited Consolidated Financial Statements

            Consolidated Profit and Loss Accounts for each of the three years in                 F-2
            the three year period ended December 31, 2001

            Consolidated Balance Sheets at December 31, 2000 and 2001                            F-3

            Consolidated Statements of Total Recognised Gains and Losses                         F-4

            Note of Consolidated Historical Cost Profits and Losses                              F-4

            Reconciliation of Movements in Consolidated Shareholder's Funds                      F-4

            Consolidated Cash Flow Statements                                                    F-5

            Notes to the Consolidated Financial Statements                                       F-7

           REPORT OF INDEPENDENT ACCOUNTANTS TO THE BOARD OF DIRECTORS
              AND SHAREHOLDERS OF PREMIER INTERNATIONAL FOODS PLC


In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of profit and loss and cash flows, included on pages F-2 to F-43, present fairly, in all material respects, the financial position of Premier International Foods plc and its subsidiaries at December 31, 2000 and December 31, 2001, and the results of their operations and their cash flows for the years ended December 31, 1999, December 31, 2000 and December 31, 2001 in conformity with accounting principles generally accepted in the U.K.. These consolidated financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the U.K. and auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in the U.K. vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net loss expressed in pounds sterling for the years ended December 31, 1999, December 31, 2000 and December 31, 2001 and the determination of the consolidated shareholder's deficit at December 31, 2000 and December 31, 2001, to the extent summarised in Note 24 to the consolidated financial statements.





PricewaterhouseCoopers

Chartered Accountants and Registered Auditors

London

United Kingdom

March 28, 2002

                         PREMIER INTERNATIONAL FOODS PLC

                      CONSOLIDATED PROFIT AND LOSS ACCOUNTS

                                                                                           YEAR ENDED
                                                                                          DECEMBER 31,
                                                                    NOTE        1999          2000          2001
                                                                              (POUND)M      (POUND)M      (POUND)M

Turnover:              Continuing operations                                      854.3         818.5         845.2
                       Discontinued operations                                    234.8         215.1           4.1
                                                                             ------------  ------------  ------------
                                                                    2,4         1,089.1       1,033.6         849.3

Operating profit:      Continuing operations                                       54.7          60.1          64.3
                       Operating exceptional items                   3            (42.4)         (1.6)        (12.2)
                                                                             ------------  ------------  ------------
                                                                                   12.3          58.5          52.1

                       Discontinued operations                                      9.4           9.1          (0.8)
                       Operating exceptional items                   3            (10.0)          -             -
                                                                             ------------  ------------  ------------
                                                                                   (0.6)          9.1          (0.8)

                                                                             ------------  ------------  ------------
                                                                    2,4            11.7          67.6          51.3

Non operating exceptional items                                      3            (12.6)         (5.8)        (26.2)
                                                                             ------------  ------------  ------------

Profit / (loss) on ordinary activities before interest                             (0.9)         61.8          25.1

Interest payable                                                                  (26.5)        (71.0)        (57.2)
Interest receivable                                                                 3.8           3.1           4.5
                                                                             ------------  ------------  ------------
Net interest payable                                                 7            (22.7)        (67.9)        (52.7)

Loss on ordinary activities before taxation                                       (23.6)         (6.1)        (27.6)

Tax on loss on ordinary activities                                   8             (9.0)         (1.7)         (0.6)
                                                                             ------------  ------------  ------------

LOSS ON ORDINARY ACTIVITIES AFTER TAXATION                                        (32.6)         (7.8)        (28.2)

Dividends                                                                           -             -             -
                                                                             ------------  ------------  ------------

Transferred to reserves                                                           (32.6)         (7.8)        (28.2)
                                                                             ============  ============  ============



              The accompanying notes are an integral part of these
                       consolidated financial statements.

                         PREMIER INTERNATIONAL FOODS PLC

                           CONSOLIDATED BALANCE SHEETS


                                                                                DECEMBER 31,
                                                               NOTE          2000          2001
                                                                           (POUND)M      (POUND)M
 Fixed assets:
   Intangible assets                                            9               6.6          17.4
   Tangible assets                                              10            158.9         120.0
   Investments                                                  11              0.1           0.2
                                                                          ------------  ------------
                                                                              165.6         137.6
 Current assets:
   Stocks                                                       12            136.2         105.6
   Debtors due:
      Within one year                                           13            164.6         137.1
      After more than one year                                  13             23.7          11.7
   Cash at bank and in hand                                                    26.2          27.3
                                                                          ------------  ------------
                                                                              350.7         281.7

 Current liabilities:
   Bank loans, overdrafts and other creditors                   14           (239.6)       (199.1)
                                                                          ------------  ------------

 Net current assets                                                           111.1          82.6
                                                                          ------------  ------------

 Total assets less current liabilities                                        276.7         220.2

 Non current liabilities:
   Borrowings                                                   15           (478.3)       (375.7)
   Other creditors                                              15             (0.3)         (0.5)
   Provisions for liabilities and charges                       16             (5.7)         (4.2)
                                                                          ------------  ------------
                                                                             (484.3)       (380.4)

                                                                          ------------  ------------

 Net liabilities                                                             (207.6)       (160.2)
                                                                          ============  ============

 Capital and reserves:
   Called up share capital                                      17             60.0          83.7
   Share premium account                                        17            623.2         623.2
   Revaluation reserve                                          17              4.1           4.0
   Profit and loss account                                      17           (894.9)       (871.1)
                                                                          ------------  ------------

 Total shareholder's deficit                                                 (207.6)       (160.2)
                                                                          ============  ============





Signed on behalf of The Board of Directors, who approved the financial statements on March 28, 2002.


/s/ KM Buchanan

KM Buchanan

DIRECTOR

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                        PREMIER INTERNATIONAL FOODS PLC

                           CONSOLIDATED STATEMENTS OF
                        TOTAL RECOGNISED GAINS AND LOSSES

                                                                                                          YEAR ENDED
                                                                                                         DECEMBER 31,
                                                                                               1999          2000          2001
                                                                                             (POUND)M      (POUND)M      (POUND)M
 Loss for the financial year                                                                   (32.6)          (7.8)        (28.2)
 Currency translation differences on foreign currency net investments                           (4.7)          (1.2)         (1.1)
 Cash outflow to fund The Transaction                                                         (298.1)           -             -
 Other movements resulting from The Transaction                                                 (3.2)           -             -
                                                                                           -------------  ------------  ------------

 Total recognised gains and losses for the period                                             (338.6)          (9.0)        (29.3)
                                                                                           =============  ============  ============



             NOTE OF CONSOLIDATED HISTORICAL COST PROFITS AND LOSSES

                                                                                                          YEAR ENDED
                                                                                                         DECEMBER 31,
                                                                                               1999          2000          2001
                                                                                             (POUND)M      (POUND)M      (POUND)M

 Loss on ordinary activities before taxation                                                   (23.6)         (6.1)        (27.6)
 Realisation of property revaluation gains of previous year                                      0.1           0.2           0.1
                                                                                           -------------  ------------  ------------

 Historical cost loss on ordinary activities before taxation                                   (23.5)         (5.9)        (27.5)
                                                                                           =============  ============  ============

 Historical cost loss retained after taxation, and dividends                                   (32.5)         (7.6)        (28.1)
                                                                                           =============  ============  ============



         RECONCILIATION OF MOVEMENTS IN CONSOLIDATED SHAREHOLDER'S FUNDS

                                                                                                          YEAR ENDED
                                                                                                         DECEMBER 31,
                                                                                               1999          2000          2001
                                                                                             (POUND)M      (POUND)M      (POUND)M

 Loss for the financial year                                                                   (32.6)          (7.8)        (28.2)
 Goodwill transferred to the profit and loss account in respect of disposed businesses           -              -            53.0
 Other recognised gains and losses                                                              (4.7)          (1.2)         (1.1)
 Share capital issued                                                                            -              -            23.7
 Cash outflow to fund The Transaction                                                         (298.1)           -             -
 Other movements resulting from The Transaction                                                 (3.2)           -             -
                                                                                           -------------  ------------  ------------
 Net reduction in shareholder's funds                                                         (338.6)          (9.0)         47.4

 Opening shareholder's funds / (deficit)                                                       140.0         (198.6)       (207.6)
                                                                                           -------------  ------------  ------------

 Closing shareholder's deficit                                                                (198.6)        (207.6)       (160.2)
                                                                                           =============  ============  ============


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                         PREMIER INTERNATIONAL FOODS PLC

                        CONSOLIDATED CASH FLOW STATEMENTS

                                                                                                YEAR ENDED
                                                                                               DECEMBER 31,
                                                                         NOTE        1999         2000          2001
                                                                                   (POUND)M      (POUND)M      (POUND)M
Net cash inflow from operating activities                                (a)            28.7          90.2          81.7
Return on investments and servicing of finance                           (b)            (6.2)        (55.6)        (40.1)
Taxation                                                                               (16.5)         (3.9)         (1.5)
Capital expenditure and financial investment                             (b)           (20.9)        (23.9)        (12.8)
Acquisitions and disposals                                               (b)            12.9          (0.6)         72.3
                                                                                  ------------  ------------  ------------
Cash inflow / (outflow) before financing                                                (2.0)          6.2          99.6

Financing:
  Issue of shares                                                        (b)             -             -            23.7
  Increase / (reduction) in debt                                         (b)           223.0         (35.7)       (119.8)
  Cash outflow to fund The Transaction                                                (298.1)          -             -
                                                                                  ------------  ------------  ------------
                                                                                       (75.1)        (35.7)        (96.1)

                                                                                  ------------  ------------  ------------

Increase / (decrease) in cash in the year                                              (77.1)        (29.5)          3.5
                                                                                  ============  ============  ============

Reconciliation of net cash flow to movement in net debt
  Increase / (decrease) in cash in the year                                            (77.1)        (29.5)          3.5
  Cash inflow / (outflow) from increased debt and lease financing                     (223.0)         35.7         119.8
                                                                                  ------------  ------------  ------------
  Change in net debt arising from cash flows                                          (300.1)          6.2         123.3
  New finance leases                                                                    (1.2)          -             -
  Exchange                                                                               -           (10.0)         (3.6)
                                                                                  ------------  ------------  ------------
  Movement in net debt in the year                                                    (301.3)         (3.8)        119.7

Net debt at January 1                                                                 (185.9)       (461.3)       (470.9)
                                                                                  ------------  ------------  ------------

Net debt pre capitalised debt issuance at December 31                                 (487.2)       (465.1)       (351.2)
Less capitalised debt issuance costs                                                    25.9          (5.8)         (7.5)
                                                                                  ------------  ------------  ------------

Net debt at December 31                                                               (461.3)       (470.9)       (358.7)
                                                                                  ============  ============  ============


ANALYSIS OF MOVEMENT IN NET DEBT

                                                    AT          CASH FLOW    CAPITALISED     EXCHANGE          AT
                                               DECEMBER 31,                      DEBT                     DECEMBER 31,
                                                   2000                        ISSUANCE                       2001
                                                                                COSTS
                                                 (POUND)M      (POUND)M       (POUND)M      (POUND)M      (POUND)M
Bank overdrafts                                      (3.1)          2.4            -             -            (0.7)
Cash balances and demand deposits                    26.2           1.1            -             -            27.3
                                               ------------  -------------  ------------  ------------  ------------
Net cash                                             23.1           3.5                          -            26.6
Debt due after 1 year                              (493.0)        112.4            -            (3.6)       (384.2)
Debt due within 1 year                              (20.0)          6.5            -             -           (13.5)
Capitalised debt issuance costs                      20.1           -             (7.5)          -            12.6
                                               ------------  -------------  ------------  ------------  ------------
Net borrowings                                     (469.8)        122.4           (7.5)         (3.6)       (358.5)

Finance leases                                       (1.1)          0.9            -             -            (0.2)
                                               ------------  -------------  ------------  ------------  ------------

Net debt                                           (470.9)        123.3           (7.5)         (3.6)       (358.7)
                                               ============  =============  ============  ============  ============

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                         PREMIER INTERNATIONAL FOODS PLC

                 NOTES TO THE CONSOLIDATED CASH FLOW STATEMENTS

                                                                                                         YEAR ENDED
                                                                                                        DECEMBER 31,
                                                                                              1999          2000          2001
                                                                                            (POUND)M      (POUND)M      (POUND)M
(A) RECONCILIATION OF OPERATING PROFIT TO OPERATING CASH FLOWS

Operating profit before exceptional items                                                       64.1          69.2          63.5
Depreciation of tangible fixed assets                                                           23.6          22.0          16.1
Amortisation of intangible fixed assets                                                          -             0.3           0.5
Amortisation of pension prepayment                                                               -             -             2.0
Cash flow relating to restructuring                                                            (63.4)        (13.9)        (13.5)
Other exceptional cash flows                                                                     -            (1.3)          -
(Increase) / decrease in stocks                                                                  6.4          11.3          17.8
(Increase) / decrease in debtors                                                                 7.7          (0.3)         (9.6)
Increase / (decrease) in creditors                                                              (7.3)          3.4           6.0
Exchange movement in working capital                                                            (2.4)         (0.5)         (1.1)
                                                                                           ------------  ------------  ------------

Net cash inflow from operating activities                                                       28.7          90.2          81.7
                                                                                           ============  ============  ============


 (B) ANALYSIS OF CASH FLOWS FOR HEADINGS NETTED IN THE CASH FLOW STATEMENT                                YEAR ENDED
                                                                                                         DECEMBER 31,
                                                                                               1999          2000          2001
                                                                                             (POUND)M      (POUND)M      (POUND)M
 RETURN ON INVESTMENTS AND SERVICING OF FINANCE
 Interest received                                                                               1.2            3.0           4.5
 Interest paid                                                                                  (7.4)         (58.4)        (44.5)
 Interest element of finance lease rental payments                                               -             (0.2)         (0.1)
                                                                                           -------------  ------------  ------------

 Return on investments and servicing of finance                                                 (6.2)         (55.6)        (40.1)
                                                                                           =============  ============  ============


 CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
 Purchase of tangible fixed assets                                                             (23.0)         (26.5)        (20.1)
 Sale / (purchase) of investments                                                                -              0.2          (0.1)
 Sale of tangible fixed assets                                                                   2.1            2.4           7.4
                                                                                           -------------  ------------  ------------

 Capital expenditure and financial investment                                                  (20.9)         (23.9)        (12.8)
                                                                                           =============  ============  ============


 ACQUISITIONS AND DISPOSALS
 Purchase of subsidiary undertakings                                                           (16.2)          (0.6)        (28.7)
 Cash acquired with subsidiary undertakings                                                     (1.1)           -            (0.8)
 Sale of subsidiary undertakings                                                                 8.9            -           101.8
 Cash eliminated on sale of subsidiary undertakings                                             21.3            -             -
                                                                                           -------------  ------------  ------------

 Acquisitions and Disposals                                                                     12.9           (0.6)    72.3
                                                                                           =============  ============  ============

 FINANCING
 Increase / (decrease) in debt due within a year                                                11.3            8.7          (6.5)
 Increase / (decrease) in debt due beyond a year                                               525.9          (42.9)       (112.4)
 Balances with Premier Holdings Group                                                         (313.2)           -             -
 Issue of shares                                                                                 -              -            23.7
 Capital element of finance lease rental payments                                               (1.0)          (1.5)         (0.9)
                                                                                           -------------  ------------  ------------

 Financing                                                                                     223.0          (35.7)        (96.1)
                                                                                           =============  ============  ============

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                         PREMIER INTERNATIONAL FOODS PLC

                 NOTES TO THE CONSOLIDATED CASH FLOW STATEMENTS


1. ACCOUNTING POLICIES

FRS 18, 'ACCOUNTING POLICIES'

FRS 18 replaces SSAP 2 to reflect updated thinking in the ASB's "Statement of Principles for Financial Reporting" ("SoP"). It redefines 'accounting policies' and distinguishes them from 'estimation techniques' for measuring items in financial statements. The four 'fundamental accounting concepts' of SSAP 2 (that is, going concern, accruals, consistency and prudence) are replaced by a framework that requires accounting policies to be selected against the qualities set out in the SoP, namely relevance, reliability, comparability and understandability. Premier has implemented FRS 18 in 2001 and management has reviewed and revised Premier's accounting policies accordingly (see "Turnover").

The following accounting policies have been applied consistently in dealing with the items which are considered to be material in relation to Premier's financial statements.

BASIS OF ACCOUNTING

The consolidated financial statements have been prepared in accordance with applicable accounting standards in the U.K., under the historical cost convention.

BASIS OF CONSOLIDATION

THE TRANSACTION

On August 10, 1999 affiliates of Hicks, Muse, Tate & Furst Limited (together with its affiliates "Hicks Muse") acquired all the outstanding shares of Hillsdown Holdings plc ("Premier Holdings") for cash. Premier Holdings was a holding company with operating subsidiaries engaged in the grocery, furniture and poultry businesses. As part of this acquisition, Premier Holdings undertook a reorganisation in which it transferred its furniture and poultry businesses to other entities controlled by Hicks Muse, and Premier Holdings was recapitalised as a grocery business on a stand-alone basis.

Premier International Foods plc ("Premier") was formed as a vehicle for obtaining financing through the issue of debt securities. Premier Financing Limited ("Premier Financing") was formed as a vehicle for obtaining senior debt financing. Premier Financing Limited is a wholly owned subsidiary of Premier. Premier was owned by the same affiliates of Hicks Muse as Premier Holdings.

On October 29, 1999, Premier Holdings undertook a further reorganisation in which it was gifted 100% of the ordinary share capital of Premier by HMTF Premier Limited and in turn Premier Holdings transferred all of its subsidiaries (with the exception of JJ Yates & Co Limited and Citadel Insurance Limited) to Premier for which it received in consideration (pound)60,000,000 of newly issued ordinary shares in Premier. Premier in turn transferred those subsidiaries to Premier Financing for which it received in consideration (pound)60,000,000 of newly issued ordinary shares in Premier Financing. In each case, the excess of the book value of the investment of (pound)683.2m over the (pound)60.0m of share capital issued has been recorded as share premium. The difference between the (pound)140.0m of net assets recorded at December 31, 1998 and the recapitalisation of (pound)683.2m has been taken to the profit and loss account reserve. The reserves which equate to the net assets at December 31, 1998 have been classified as revaluation reserves or profit and loss account reserve as appropriate.

The above events are referred to hereafter as "The Transaction".

CONSOLIDATED FINANCIAL STATEMENTS FOR 1999

The results of Premier for the year ended December 31, 1999 and the balance sheet at December 31, 1999 have been consolidated on the basis that Premier acquired its subsidiaries, with the exception of Jonker Fris and Boin, on January 1, 1999. Jonker Fris and Boin have been consolidated into the Premier group on the basis that Premier acquired them at the date that they became part of the Premier Holdings group. Premier's intercompany transactions with other Premier Holdings divisions and the head office of Premier Holdings during that period are disclosed as "Group" transactions.

                         PREMIER INTERNATIONAL FOODS PLC

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


CONSOLIDATED FINANCIAL STATEMENTS FOR 2000 AND 2001

The results of Premier for the years ended and the balance sheets at December 31, 2000 and December 31, 2001 have been consolidated in accordance with applicable accounting standards in the U.K., under the historical cost convention.

CONSOLIDATED FINANCIAL STATEMENTS FOR 1999, 2000 AND 2001

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles in the U.K. requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

Premier is allocated overhead costs relating to Premier Holdings' shared administrative functions based on central management's estimate of the time involved in supporting each of the groups that Premier Holdings provides those administrative functions to. The allocated costs are included in general administrative and other expenses in the Consolidated profit and loss account. Management believes that such allocation methodology is reasonable. The expenses allocated to Premier for these services are not necessarily indicative of the expenses that would have been incurred if Premier had been a separate independent entity. In 1999, 2000 and 2001 Premier has been recharged (pound)1.7m, (pound)0.9m and (pound)0.2m by Premier Holdings Limited in respect of the shared administrative functions. The decrease in the recharge to Premier by Premier Holdings is primarily the result of Premier incurring costs directly that previously would have been incurred by Premier Holdings.

Employees of Premier companies are members of a number of defined benefit pension schemes. Each of Premier's operating companies directly funds the schemes based on the actual pension cost for its employees in accordance with the funding levels as determined by the scheme's actuaries. There are no recharges or allocations of costs from Premier Holdings.

GOODWILL

In accordance with FRS 10, purchased goodwill, being the excess of the fair value of the purchase consideration over the fair value of the separable net tangible assets of businesses acquired, is capitalised and amortised over the shorter of its estimated useful life and 20 years on a straight line basis. Prior to 1998, goodwill arising on the acquisition of subsidiary undertakings was written off to reserves in the year of acquisition. On the subsequent disposal or termination of a business acquired prior to 1998, the profit or loss on disposal or termination is calculated after charging the gross amount of any related goodwill previously taken to reserves.

TURNOVER

Turnover is the value of sales, excluding transactions with or between wholly owned subsidiaries, after deduction of sales rebates, value added tax and other taxes directly attributable to turnover. Sales are recognised upon receipt of confirmation that the goods shipped have been accepted by the customer, where the sales price is fixed and collectability is reasonably assured. Shipping and handling costs are included in selling and distribution costs. The review of accounting policies required by FRS 18 identified that certain sales deductions would be more appropriately classified as a reduction in "sales" rather than "cost of sales" and certain promotional expenditure would be more appropriately classified as "selling and distribution costs" rather than a reduction in "sales". This change of policy has been adopted and the comparatives for 1999 and 2000 restated accordingly.

RESEARCH AND DEVELOPMENT

Research and development expenditure is expensed in the year in which it is incurred.

DEPRECIATION AND AMORTISATION

Freehold land is not depreciated. Long and short leasehold property is amortised over the terms of the leases from the date the property is brought into use.

Other fixed assets are depreciated over their estimated useful lives on a straight-line basis at rates sufficient to reduce them to their estimated residual value. Such estimated useful lives are:

Freehold land        - Not depreciated

Freehold buildings   - 20 to 50 years

Plant and machinery  - 3 to 15 years

Vehicles             - 3 to 5 years.

                         PREMIER INTERNATIONAL FOODS PLC

When properties are revalued, the depreciation thereafter provided is based on the revalued depreciable amounts.

In accordance with FRS 11, where assets are impaired as a result of market factors, write downs are charged initially against any related revaluation reserve until historic cost is reached and thereafter charged to operating profit.

FIXED ASSET INVESTMENTS

Investments held as fixed assets are stated at cost less any provision for impairment in their value.

LEASING

Finance leases relating to significant items of plant, machinery and vehicles have been capitalised and depreciated in accordance with Premier's depreciation policy, subject to a maximum period of the term of the lease. The capital element of future lease payments is included in other creditors. Payments under operating leases are charged wholly to the profit and loss account in the year in which they are incurred.

Where a leasehold property which has substantially ceased to be used for the purpose of the business is sublet, full provision is made for the future costs of the property less recoverable amounts.

STOCKS

Stocks are valued at the lower of cost and net realisable value. No interest is included but, where appropriate, cost includes production and other attributable overhead expenses. Cost is calculated on a first-in-first-out basis by reference to the invoiced value of supplies and attributable costs of bringing stocks to their present location and condition.

FOREIGN CURRENCY TRANSLATION

Assets and liabilities denominated in foreign currencies are translated into Sterling at rates of exchange ruling at the end of the financial year, and the results of overseas subsidiaries are translated at the average rate of exchange ruling during the year. Differences on exchange arising from the retranslation of the opening net investment in subsidiary undertakings, and from the translation of the results of those companies at an average rate are taken to reserves. Where foreign currency borrowings are used to finance or hedge equity investments, the gain or loss arising on translation of these matched borrowings is also taken to reserves. All other exchange differences are dealt with through the profit and loss account.

DEFERRED TAX

Provision for deferred tax is calculated, in accordance with SSAP 15, on the liability method for deferred tax resulting from short term timing differences between profits computed for tax purposes and profits as stated in the consolidated financial statements. Provision is made for deferred tax on other timing differences, including pension prepayments and post retirement benefits, only to the extent that it is probable that an actual liability will crystallise.

FRS 19 introduces a form of `full' provision for accounting for deferred tax (called 'incremental liability' approach) that replaces the `partial' provision method in SSAP 15. Deferred tax should be provided on timing differences that have originated but not reversed by the balance sheet date, but only when the entity has an obligation to pay more tax in the future as a result of the reversal of those timing differences. Premier will implement FRS 19 in its financial year commencing January 1, 2002.

GOVERNMENT GRANTS

Government grants on capital expenditure are credited to a deferral account and are released to revenue by equal annual amounts over the life of the asset to which they relate. Other grants are released to revenue over the life of the projects to which they relate.

PENSION COSTS

The pension costs relating to Premier pension schemes are assessed in accordance with the advice of independent qualified actuaries. The amounts so determined include the regular cost of providing the benefits as a level percentage of current and expected future earnings of the employees covered. Variations from the regular pension cost are spread on a systematic basis over the estimated average remaining service lives of current employees in the plans.

                         PREMIER INTERNATIONAL FOODS PLC

FRS 17, 'RETIREMENT BENEFITS'

FRS 17 introduces a completely different approach to accounting for defined benefit pension schemes. At each year end the pension scheme assets are measured at market value, the pension scheme liabilities are measured at a present value using a specified actuarial valuation method and discounted at a corporate bond rate, and the resulting surplus or deficit is shown on the company's balance sheet. The FRS redefines what should be reported as operating costs, including an annual 'current service cost' (which is no longer reduced or increased by spreading forward surpluses or deficits). The expected return on scheme assets less the notional interest cost on the scheme liabilities is included as other finance costs (or income) adjacent to interest. Actuarial gains and losses from year to year are to be recognised immediately in the Statement of Total Recognised Gains and Losses. Pension costs continue to be recognised and measured in accordance with SSAP 24 "Accounting for Pension Costs". FRS 17 requires that accounts ending after 22 June 2001 give additional balance sheet disclosure in order to provide adequate future data comparatives when FRS 17 is fully implemented. Premier has provided this information separately within the financial statements. The new U.K. accounting standard FRS 17 "Retirement Benefits" will be fully adopted in the financial statements for the year ending 31 December 2003 which is in accordance with FRS 17.

POST RETIREMENT BENEFITS

Premier provides certain additional post retirement and unfunded pension benefits principally for employees in continental Europe. The estimated cost of providing such benefits is charged against profits on a systematic basis over the employees' working lives within Premier.

EXCEPTIONAL ITEMS

Exceptional items are those that need to be disclosed by virtue of their size or incidence. Such items are included within operating profits unless they represent profits or losses on the sale or termination of an operation, costs of a fundamental reorganisation or restructuring having a material affect on the nature and focus of Premier's business, or profits or losses on the disposal of fixed assets.

CASH AND LIQUID RESOURCES

Short term cash deposits, which can be called on demand or without notice without any material penalty are included within cash balances within the consolidated balance sheet and consolidated cash flow statements.

DEBT ISSUANCE COSTS

Costs relating to the issuance of debt are capitalised and amortised over the period of the debt, in line with the amortisation of the debt, in accordance with FRS 4.

FINANCIAL INSTRUMENTS

Derivative financial instruments utilised by the company comprise interest rate swaps and options, cross currency swaps, forward foreign exchange contracts and currency options. All such instruments are used for hedging purposes to alter the risk profile of an underlying exposure faced by Premier. Interest rate swap settlements are recognised as adjustments to interest expense over the term of the underlying instrument and exchange gains or losses are recognised on the maturity of the underlying transaction.

2. ANALYSIS OF CONTINUING OPERATIONS

                                                                              1999
                                 CONTINUING     OPERATING    CONTINUING   DISCONTINUED    OPERATING    DISCONTINUED     TOTAL
                                 OPERATIONS    EXCEPTIONAL   OPERATIONS    OPERATIONS    EXCEPTIONAL    OPERATIONS   OPERATIONS
                                   BEFORE       ITEMS IN        AFTER        BEFORE        ITEMS IN        AFTER        AFTER
                                  OPERATING    CONTINUING     OPERATING     OPERATING    DISCONTINUED    OPERATING    OPERATING
                                 EXCEPTIONAL   OPERATIONS    EXCEPTIONAL   EXCEPTIONAL    OPERATIONS    EXCEPTIONAL  EXCEPTIONAL
                                    ITEMS                       ITEMS         ITEMS                        ITEMS        ITEMS
                                 (POUND)M      (POUND)M      (POUND)M      (POUND)M       (POUND)M      (POUND)M      (POUND)M
 Turnover                             854.3           -           854.3         234.8            -           234.8       1,089.1
 Cost of sales                       (653.1)          -          (653.1)       (184.4)           -          (184.4)       (837.5)
                                 -----------  ------------  ------------  ------------   ------------  ------------  ------------

 Gross profit                         201.2           -           201.2          50.4            -            50.4         251.6

   Selling and distribution          (118.6)          -          (118.6)        (32.5)           -           (32.5)       (151.1)
   Administrative                     (27.9)        (42.4)        (70.3)         (8.5)         (10.0)        (18.5)        (88.8)
                                 -----------  ------------  ------------  ------------   ------------  ------------  ------------

 Net operating expenses              (146.5)        (42.4)       (188.9)        (41.0)         (10.0)        (51.0)       (239.9)
                                 -----------  ------------  ------------  ------------   ------------  ------------  ------------

 Operating profit                      54.7         (42.4)         12.3           9.4          (10.0)         (0.6)         11.7
                                 ===========  ============  ============  ============   ============  ============  ============

                         PREMIER INTERNATIONAL FOODS PLC

                                           2000                                                     2001
                   CONTINUING     OPERATING   DISCONTINUED     TOTAL         CONTINUING     OPERATING   DISCONTINUED     TOTAL
                   OPERATIONS    EXCEPTIONAL   OPERATIONS                    OPERATIONS    EXCEPTIONAL   OPERATIONS
                                    ITEMS                                                     ITEMS
                   (POUND)M      (POUND)M      (POUND)M      (POUND)M       (POUND)M       (POUND)M      (POUND)M      (POUND)M
 Turnover               818.5           -           215.1       1,033.6          845.2            -             4.1         849.3
 Cost of sales         (620.4)          -          (168.4)       (788.8)        (657.2)          (0.9)         (3.7)       (661.8)
                  ------------  ------------  ------------  -------------  -------------  ------------  ------------  ------------

 Gross profit           198.1           -            46.7         244.8          188.0           (0.9)          0.4         187.5

   Selling and
    distribution       (113.4)          -           (29.5)       (142.9)         (97.6)          (2.5)         (0.5)       (100.6)
   Administrative       (24.6)         (1.6)         (8.1)        (34.3)         (26.1)          (8.8)         (0.7)        (35.6)
                  ------------  ------------  ------------  -------------  -------------  ------------  ------------  ------------
 Net operating
    expenses           (138.0)         (1.6)        (37.6)       (177.2)        (123.7)         (11.3)         (1.2)       (136.2)
                  ------------  ------------  ------------  -------------  -------------  ------------  ------------  ------------

 Operating profit        60.1          (1.6)          9.1          67.6           64.3          (12.2)         (0.8)         51.3
                  ============  ============  ============  =============  =============  ============  ============  ============


The discontinued operations principally relate to Holco BV, which was sold in March 1999, Chivers Ireland, which was sold in November 1999, The Horizon Biscuit Company Ltd, which was sold in January 2001, and FE Barber Limited (trading as Kingsland Wines and Spirits) which was sold in February 2001. The comparatives for 1999 and 2000 have been restated accordingly.

                         PREMIER INTERNATIONAL FOODS PLC

RESTATEMENT OF 1999 AND 2000 SALES, COST OF SALES AND SELLING AND DISTRIBUTION COSTS

As described in Note 1, certain sales deductions have been reclassified as a reduction in "sales" rather than "cost of sales" and certain promotional expenditure has been reclassified as "selling and distribution costs" rather than a reduction in "sales". This change of policy has been adopted and the comparatives for 1999 and 2000 restated accordingly, and the effect is set out below:

                                                                                              1999          2000
                                                                                            (POUND)M      (POUND)M
SALES
Reported in Annual Financial Report for the year ended December 31, 2000                      1,096.2       1,036.4
Reduction in sales reclassified as selling and distribution costs                                 9.9           9.2
Cost of sales reclassified as reduction in sales                                                (17.0)        (12.0)
                                                                                           ------------  ------------

Reported in Annual Financial Report for the year ended December 31, 2001                      1,089.1       1,033.6
                                                                                           ============  ============

COST OF SALES
Reported in Annual Financial Report for the year ended December 31, 2000                        854.5         800.8
Cost of sales reclassified as reduction in sales                                                (17.0)        (12.0)
                                                                                           ------------  ------------

Reported in Annual Financial Report for the year ended December 31, 2001                        837.5         788.8
                                                                                           ============  ============

MARKETING COSTS
Reported in Annual Financial Report for the year ended December 31, 2000                        141.2         133.7
Reduction in sales reclassified as selling and distribution costs                                 9.9           9.2
                                                                                           ------------  ------------

Reported in Annual Financial Report for the year ended December 31, 2001                        151.1         142.9
                                                                                           ============  ============

3. EXCEPTIONAL ITEMS

The principal components of exceptional items are as follows:

                                                                                              1999          2000          2001
                                                                                            (POUND)M      (POUND)M      (POUND)M
Operating exceptional items:
   Continuing operations:
      Closure of factories, and costs of production integration                                (13.2)        -             -
      Restructuring of production facilities                                                   (16.0)       (1.6)         (3.5)
      Restructuring of distribution arrangements                                                 -           -            (4.2)
      Restructuring of administration facilities                                                 -           -            (4.5)
      Fees relating to The Transaction                                                         (13.2)        -             -
                                                                                           ------------  ------------  ------------
                                                                                               (42.4)       (1.6)        (12.2)
   Discontinued operations:
      Restructuring of production facilities                                                    (8.3)        -             -
      Other discontinued exceptional items                                                      (1.7)        -             -
                                                                                           ------------  ------------  ------------

Total operating exceptional items                                                              (52.4)       (1.6)        (12.2)
                                                                                           ============  ============  ============

Non operating exceptional items:
  Fundamental reorganisation                                                                    (5.6)        -             -
  Loss on sale or termination of discontinued operations                                        (1.9)       (4.2)        (29.6)
  Profit / (loss) on sale of fixed assets                                                       (5.1)       (1.6)          3.4
                                                                                           ------------  ------------  ------------

Total non operating exceptional items                                                          (12.6)       (5.8)        (26.2)
                                                                                           ============  ============  ============


                         PREMIER INTERNATIONAL FOODS PLC

4. SUMMARY SEGMENTAL ANALYSIS

                                                       TURNOVER BY REPORTING UNIT
                                                   1999          2000           2001
                                                 (POUND)M      (POUND)M       (POUND)M
  Canned foods, pickles and sauces                   321.6         337.6         362.4
  Beverages                                          223.3         193.8         175.6
  Preserves                                          143.5         135.0         133.8
  Potatoes                                           135.6         132.5         157.3
  Other                                               30.3          19.6          16.1
                                                ------------  ------------  -------------
  Continuing operations                              854.3         818.5         845.2
  Discontinued operations                            234.8         215.1           4.1
                                                ------------  ------------  -------------

  Total                                            1,089.1       1,033.6         849.3
                                                ============  ============  =============

Premier has restructured its operations during 1999 and 2000 to form a unified grocery products business. The product groups shown have shared administrative functions and the operating assets are not separable. Therefore, further segmental analysis of operating profit and operating assets is not possible.

The pickles and sauces operations have been reclassified from the preserves reporting unit into the reporting unit with canned foods following a change in management reporting lines in 2001.

The 1999 and 2000 comparatives have also been restated to reflect a change in the classification of certain sales deductions and which have now been reclassified from a deduction from sales to marketing costs or from cost sales to sales (see Note 2).

                                    TURNOVER BY GEOGRAPHICAL ORIGIN            TURNOVER BY GEOGRAPHICAL MARKET
                                   1999          2000           2001          1999          2000          2001
                                 (POUND)M      (POUND)M       (POUND)M      (POUND)M      (POUND)M      (POUND)M
  U.K.                               724.1         694.9         723.4          698.1         681.9         712.3
  Mainland Europe                    130.2         123.6         121.8          148.2         129.3         124.4
  Other countries                      -             -             -              8.0           7.3           8.5
                                ------------  ------------  -------------  ------------  ------------  ------------
  Continuing operations              854.3         818.5         845.2          854.3         818.5         845.2
  Discontinued operations            234.8         215.1           4.1          234.8         215.1           4.1
                                ------------  ------------  -------------  ------------  ------------  ------------

  Total                            1,089.1       1,033.6         849.3        1,089.1       1,033.6         849.3
                                ============  ============  =============  ============  ============  ============

                                                        OPERATING PROFIT BY                                 OPERATING ASSETS BY
                                                        GEOGRAPHICAL ORIGIN                                 GEOGRAPHICAL ORIGIN
                                                   1999          2000           2001                        2000          2001
                                                 (POUND)M      (POUND)M       (POUND)M                    (POUND)M      (POUND)M
  U.K.                                                52.0        58.7          62.5                          160.3         176.3
  Mainland Europe                                      2.7         1.4           2.3                           26.1          22.0
  Other countries                                      -           -            (0.5)                           -
                                                ------------  ------------  -------------                ------------  ------------
  Continuing operations                               54.7        60.1          64.3                          186.4         198.3
  Operating exceptional items (Note 3)               (52.4)       (1.6)        (12.2)                           -             -
  Discontinued operations                              9.4         9.1          (0.8)                          76.9           0.2
                                                ------------  ------------  -------------                ------------  ------------

  Total                                               11.7        67.6          51.3                          263.3         198.5
                                                ============  ============  =============

  Net debt                                                                                                   (470.9)       (358.7)
                                                                                                         ------------  ------------

                                                                                                             (207.6)       (160.2)
                                                                                                         ============  ============

                         PREMIER INTERNATIONAL FOODS PLC

5. PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION

                                                                                          1999          2000          2001
                                                                                        (POUND)M      (POUND)M      (POUND)M
The profit before tax was arrived at after charging:

Depreciation of fixed assets
  Owned assets                                                                               23.0          21.0          15.9
  Leased assets                                                                               0.6           1.0           0.2
Amortisation of intangible assets                                                             -             0.3           0.5
Auditors remuneration
  Audit services                                                                              0.3           0.3           0.3
  Non audit services                                                                          0.9           0.4           0.4
Operating lease payments
  Plant and machinery                                                                         7.0           5.9           4.3
  Land and buildings                                                                          2.3           2.5           1.7
Research and development                                                                      0.6           0.5           0.4
                                                                                       ============  ============  ============


6. EMPLOYEES

Employee remuneration and related costs (including directors' emoluments) were as follows:

                                                                                          1999          2000          2001
                                                                                        (POUND)M      (POUND)M      (POUND)M

Wages and salaries                                                                           142.4        133.5          90.0
Social security costs                                                                         13.9         12.0           9.0
Other pension costs                                                                            6.0          3.7           2.7
                                                                                       ------------  ------------  ------------

                                                                                             162.3        149.2         101.7
                                                                                       ============  ============  ============
The average number of employees during the period was as follows:

                                                                                           1999          2000          2001

 Management                                                                                    724            476           343
 Administration                                                                                568            490           586
 Production, distribution and other                                                          5,806          5,624         3,288
                                                                                       -------------  ------------  ------------

                                                                                             7,098          6,590         4,217
                                                                                       =============  ============  ============


PENSIONS

Premier participates in a number of Premier Holdings pension schemes (principally the HF scheme, the HF No 2 scheme and the Premier Brands pension plan), the majority of which are funded defined benefit schemes; there are in addition a small number of company defined contribution schemes, personal pension schemes and life assurance only arrangements. The scheme funds are administered by trustees and are independent of Premier's finances. The schemes invest in a mixture of U.K. and European equities and corporate and government bonds.

The total pension cost for Premier in 1999, 2000 and 2001 has been assessed in accordance with the advice of independent qualified actuaries, using the Projected Unit Method. Actuarial assessments of the schemes were made during 2001 with the principal actuarial assumptions being that the rate of discount of liabilities is 3% more than wage inflation and 4% more than pension increases. Allowance was made for pensions in payment to increase as required by statute and in accordance with the rules of the schemes, and also to reflect Premier Holdings's and Premier's policies. Assets were valued using a market value approach.

                         PREMIER INTERNATIONAL FOODS PLC

At the date of the latest actuarial assessments, the total market value of the assets was (pound)225.0m and the actuarial value of the assets was sufficient to cover 110% of the benefits that had accrued to members after fully allowing for future salary increases. The normal cost of Premier's defined benefit pension schemes was (pound)3.9m (2000: (pound)7.7m, 1999: (pound)5.7m) which, after amortisation of the remaining unrecognised surplus, resulted in a net defined benefit pensions expense of (pound)2.0m (2000: (pound)3.4m, 1999: (pound)5.7m). Premier has not contributed to the schemes during 2001, due to the scheme surplus, therefore the net defined benefit pensions expense of (pound)2.0m comprises an amortisation of the pension prepayment of (pound)2.0m. In 1999 and 2000 cash contributions by Premier to the schemes equated to the net defined benefit pensions expense and therefore no amortisation of the pension prepayment was required. The cost of the defined contribution schemes was (pound)0.7m (2000: (pound)0.3m, 1999: (pound)0.3m).

The pension prepayment at December 31, 2001 was (pound)10.8m (2000:
(pound)22.8m), which represents the accumulated difference between the pension cost and employer contributions. The reduction in the prepayment of (pound)12.0m comprises (pound)10.0m which related to Horizon Biscuits Limited which was disposed of in January 2001, and the amortisation in 2001 of (pound)2.0m.

Premier also operates plans in continental Europe which provide employees with certain post retirement and unfunded pension benefits. The liabilities in respect of these benefits amounted to (pound)0.6m at December 31, 2001 (2000:
(pound)0.8m).

FRS 17 DISCLOSURES

FRS 17 `Retirement benefits' came into effect during 2001. The following items are recorded under the transitional disclosure requirements of FRS 17, and should be read in conjunction with the pension disclosures in accordance with SSAP 24 recorded above. Full actuarial assessments of the schemes were made during 2001, and have been updated by an independent qualified actuary as at December 31, 2001. The major assumptions used by the actuary were:

Rate of increase in salaries                               3.0%
Rate of increase in pensions in payment                    2.0%
Discount rate                                              6.0%
Inflation assumption                                       2.0%


The assets in the scheme and the expected rate of return were:

                                            EXPECTED RATE        MARKET
                                              OF RETURN          VALUE
ASSET                                                           (POUND)M

Equities                                           7.4%           145.5
Bonds                                              6.5%            62.4
Other                                              4.0%             4.7
                                                             --------------

Total market value of scheme assets                7.0%           212.6
                                                             ==============


The following amounts at December 31, 2001, were measured in accordance with the requirements of FRS 17.

                                                                (POUND)M

Total market value of scheme assets                              212.6
Present value of scheme liabilities                             (215.1)
                                                            --------------

Deficit in the schemes                                            (2.5)
Related deferred tax asset                                         0.8
                                                            --------------

Net pension liability                                             (1.7)
                                                            ==============

                         PREMIER INTERNATIONAL FOODS PLC

If the above amounts had been recognised in the financial statements, the group's net liabilities and profit and loss reserve at December 31, 2001, would be as follows:

                                                                  (POUND)M


Net liabilities excluding pension liability                         (160.2)
Pension prepayment recognised under SSAP 24                          (10.8)
Net pension liability recognised under FRS 17                         (1.7)
                                                                --------------

Net liabilities including pension liability                         (172.7)

Profit and loss reserve excluding pension liability                 (871.1)
Pension prepayment recognised under SSAP 24                          (10.8)
Pension reserve                                                       (1.7)
                                                                --------------

Profit and loss reserve including pension liability                 (883.6)
                                                                ==============


DIRECTORS' EMOLUMENTS

Aggregate emoluments paid to Directors by group companies in respect of services to Premier and its subsidiaries totalled(pound)2.6m (2000:(pound)2.4m, 1999:(pound)1.0m) for the year, including(pound)0.8m of compensation for loss of office. Retirement benefits accrue to three Directors under defined benefit schemes. The highest paid Director was paid(pound)1.0m (2000:(pound)1.0m, 1999:(pound)0.5m).



7. NET INTEREST PAYABLE

                                                                   1999          2000           2001
                                                                 (POUND)M      (POUND)M       (POUND)M
 Bank loans and overdrafts                                            17.1          55.0          46.0
 Exchange movement on U.S. dollar denominated bond                     -            10.0           3.6
 Amortisation of capitalised debt issuance costs                       2.4           5.8           7.5
 Finance leases                                                        0.2           0.2           0.1
 Group interest payable                                                6.8           -             -
                                                                ------------  ------------  -------------
 Total interest payable                                               26.5          71.0          57.2

 External interest receivable                                          1.2           3.1           4.5
 Group interest receivable                                             2.6           -             -
                                                                ------------  ------------  -------------
 Total interest receivable                                             3.8           3.1           4.5

                                                                ------------  ------------  -------------

 Net interest payable                                                 22.7          67.9          52.7
                                                                ============  ============  =============


Group interest payable and receivable represents interest payable to and receivable from Premier Holdings Limited prior to The Transaction in 1999.

                         PREMIER INTERNATIONAL FOODS PLC

8. TAX ON LOSS ON ORDINARY ACTIVITIES

                                                                                           1999          2000          2001
                                                                                         (POUND)M      (POUND)M      (POUND)M
 Premier and subsidiary undertakings:
   U.K. Corporation tax at 30.0% (2000: 30.0%, 1999: 30.25%)
      Current year                                                                           5.7            0.7           0.8
      Prior year                                                                             -              0.8          (0.2)
   Overseas tax                                                                              1.0            0.2           -
   Deferred tax                                                                              2.3            -             -
                                                                                       -------------  ------------  ------------

 Tax on profit on ordinary activities                                                        9.0            1.7           0.6
                                                                                       =============  ============  ============


The principal items affecting the tax charge are exceptional items not allowable for tax purposes. Tax relief on exceptional items in the year was(pound)2.5m
(2000:(pound)0.5m, 1999:(pound)4.2m).

A reconciliation from the corporation tax calculated from the loss before tax to the actual tax charge is set out below.

                                                                                           1999          2000          2001
                                                                                         (POUND)M      (POUND)M      (POUND)M

 Loss before tax                                                                           (23.6)          (6.1)        (27.6)

 Tax credit / (charge) on loss before tax  at U.K. Corporation tax rate of                   7.1            1.8           8.3
  1999: 30.25%, 2000: 30.0%, 2001: 30.0%

 Disallowable exceptional items                                                            (15.5)          (1.7)         (9.0)
 Timing differences                                                                          0.4           (0.2)          0.9
 Other disallowable items                                                                   (1.0)          (1.6)         (0.8)
                                                                                       -------------  ------------  ------------

 Tax credit / (charge) on profit on ordinary activities                                     (9.0)          (1.7)         (0.6)
                                                                                       =============  ============  ============


9. INTANGIBLE ASSETS

                                                                                         GOODWILL     TRADEMARKS       TOTAL
                                                                                         (POUND)M      (POUND)M      (POUND)M

  Cost at January 1, 2001                                                                    6.9           -             6.9
  Additions                                                                                  3.8           7.5          11.3
                                                                                        ------------  ------------  ------------

  Cost at December 31, 2001                                                                 10.7           7.5          18.2
                                                                                        ============  ============  ============

  Amortisation at January 1, 2001                                                            0.3           -             0.3
  Charge for the year                                                                        0.4           0.1           0.5
                                                                                        ------------  ------------  ------------

  Amortisation at December 31, 2001                                                          0.7           0.1           0.8
                                                                                        ============  ============  ============

  Net book value at December 31, 2001                                                       10.0           7.4          17.4
                                                                                        ============  ============  ============

  Net book value at December 31, 2000                                                        6.6           -             6.6
                                                                                        ============  ============  ============

The addition to goodwill during 2001 is in respect of the acquisitions of the canned foods, pickles and sauces businesses of Stratford on Avon Foods Limited ("SonA"), the "Lift" instant lemon tea business ("Lift") from Northern Foods plc and the "Nelsons of Aintree" preserves manufacturing business ("Nelsons") from AB Technology Limited. The goodwill arising on these acquisitions will be amortised over a period of 20 years. The trademark addition is in respect of the "Lift" instant lemon tea trademark. This trademark will be amortised over a period of 20 years.

                         PREMIER INTERNATIONAL FOODS PLC

10. TANGIBLE FIXED ASSETS

                                                           FREEHOLD        LONG          SHORT
                                                           LAND AND      LEASEHOLD     LEASEHOLD      PLANT AND
                                                           BUILDINGS    PROPERTIES     PROPERTIES     MACHINERY      TOTAL
                                                          (POUND)M      (POUND)M       (POUND)M      (POUND)M      (POUND)M
 Cost or valuation at January 1, 2001                         77.1           3.7           0.8          279.9         361.5
 Additions                                                     1.5           -             -             18.6          20.1
 Acquisition / (disposal) of subsidiaries                    (11.0)          -             -            (84.2)        (95.2)
 Disposals                                                    (5.0)          -             -             (0.4)         (5.4)
 Exchange adjustments                                         (0.2)          -             -             (0.8)         (1.0)
                                                         ------------  ------------  -------------  ------------  ------------

 Cost or valuation at December 31, 2001                       62.4           3.7           0.8          213.1         280.0
                                                         ============  ============  =============  ============  ============

 Depreciation at January 1, 2001                              14.6           0.6           0.3          187.1         202.6
 Charge for the year                                           1.7           -             0.1           14.3          16.1
 Acquisition / (disposal) of subsidiaries                     (0.7)          -             -            (55.9)        (56.6)
 Disposals                                                    (1.0)          -             -             (0.4)         (1.4)
 Exchange adjustments                                         (0.1)          -             -             (0.6)         (0.7)
                                                         ------------  ------------  -------------  ------------  ------------

 Depreciation at December 31, 2001                            14.5           0.6           0.4          144.5         160.0
                                                         ============  ============  =============  ============  ============


 Net Book Value at December 31, 2001                          47.9           3.1           0.4           68.6         120.0
                                                         ============  ============  =============  ============  ============

 Net Book Value at December 31, 2000                          62.5           3.1           0.5           92.8         158.9
                                                         ============  ============  =============  ============  ============

 The cost or valuation of depreciable assets
 included above at December 31, 2001                          16.9           3.7           0.8          213.1         234.5
                                                         ============  ============  =============  ============  ============

 Analysis of cost or valuation at December 31, 2001
 Cost                                                         58.4           3.7           0.8          213.1         276.0
 Valuation                                                     4.0           -             -              -           - 4.0
                                                         ------------  ------------  -------------  ------------  ------------

                                                              62.4           3.7           0.8          213.1         280.0
                                                         ============  ============  =============  ============  ============


Included in long leasehold property at December 31, 2001 were capitalised finance leases with a net book value of(pound)0.3 (2000: (pound)0.3m). Depreciation charged during the year on these assets was(pound)nil (2000:(pound)nil, 1999:(pound)nil). Included in plant and machinery at December 31, 2001 were capitalised leases with a net book value of(pound)0.2m (2000:(pound)2.5m). Depreciation charged during the year on these assets was(pound)0.2m (2000:(pound)0.9m, 1999:(pound)0.6m).

Premier has implemented FRS 15, "Tangible and intangible fixed assets" in 2000. Premier has taken advantage of the transitional arrangements relating to previously revalued assets and has not revalued those assets held at valuation. Premier's freehold and long leasehold properties in the U.K. and Eire were revalued on the basis of open market value for existing use by Bidwells at December 31, 1990. The historical cost of revalued assets at December 31, 2001 was (pound)0.1m. The valuations were undertaken in accordance with the manual of the Royal Institute of Chartered Surveyors. The book values of these properties were adjusted to their valuations during the relevant financial period and the resultant net surplus credited to the revaluation reserve.

                                                                                  2000          2001
                                                                                (POUND)M      (POUND)M
 Capital expenditure commitments
   Expenditure contracted for but not provided in the consolidated
   financial statements                                                            2.5           0.3
                                                                               ============  ============

                         PREMIER INTERNATIONAL FOODS PLC

11. FIXED ASSET INVESTMENTS


 UNLISTED INVESTMENTS                                             (POUND)M

 At January 1, 2001                                                    0.1
 Additions                                                             0.1
                                                                ------------
 At December 31, 2001                                                  0.2

 Provisions at December 31, 2000 and 2001                              -
                                                                ------------

 Net book value at December 31, 2001                                   0.2
                                                                ============

 Net book value at December 31, 2000                                   0.1
                                                                ============


12. STOCKS

                                                       2000          2001
                                                     (POUND)M      (POUND)M

Raw materials                                           42.7           34.5
Work in progress                                         7.2            5.9
Finished goods and goods for resale                     86.0           65.2
Other stocks                                             0.3            -
                                                    -----------    ----------

                                                       136.2          105.6
                                                    ===========    ==========


13. DEBTORS

                                                      2000           2001
                                                    (POUND)M       (POUND)M
 Due within one year:
   Trade debtors, net of provisions                    136.6          114.6
   Other debtors including VAT                          25.4           19.8
   Prepayments                                           2.6            2.7
                                                   ------------   -----------
                                                       164.6          137.1
 Due after more than one year:
   Other debtors and pension prepayments                23.7           11.7
                                                   ------------   -----------

 Total debtors                                         188.3          148.8
                                                   ============   ===========

                         PREMIER INTERNATIONAL FOODS PLC

14. CREDITORS DUE WITHIN ONE YEAR

                                                                          2000          2001
                                                                        (POUND)M      (POUND)M
Senior Credit Facility due within one year                                  20.0          13.4
Other bank loans and overdrafts                                              3.1           0.8
Capitalised debt issuance costs                                             (5.4)         (4.1)
                                                                       ------------  ------------
                                                                            17.7          10.1

Trade creditors                                                            124.6         139.0
Corporation taxes                                                            6.8           6.8
Other taxes and social security                                             12.3           5.9
Finance lease obligations                                                    0.9           0.1
Amounts due to parent company                                                3.1           3.4
Other creditors                                                              9.4          10.5
Interest accruals                                                            9.3          10.8
Other accruals                                                              55.5          12.5
                                                                       ------------  ------------

                                                                           239.6         199.1
                                                                       ============  ============


15. CREDITORS DUE AFTER MORE THAN ONE YEAR

                                                                          2000          2001
                                                                        (POUND)M      (POUND)M
Borrowings:
Unsecured subordinated U.S.$200m 12.0% Senior Notes due 2009               133.8         137.4
Unsecured subordinated(pound)75m 12.25% Senior Notes due 2009               75.0          75.0
Capitalised debt issuance costs                                             (5.5)         (3.3)
                                                                       ------------  ------------
                                                                           203.3         209.1

Senior Credit Facility                                                     283.8         163.9
Capitalised debt issuance costs                                             (9.2)         (5.2)
                                                                       ------------  ------------
                                                                           274.6         158.7

Loan from related party                                                      -             7.6
Other unsecured loans                                                        0.4           0.3
                                                                       ------------  ------------
                                                                             0.4           7.9

                                                                           478.3         375.7
                                                                       ============  ============
Other creditors:
Finance lease obligations:
  Due between one and five years                                             0.2           0.1
Government grants in respect of capital expenditure                          0.1           0.4
                                                                       ------------  ------------

                                                                             0.3           0.5
                                                                       ============  ============


The loan from related party is from HMTF Poultry, an affiliated company, does not bear interest and is repayable in full on December 31, 2006.

The maturity profiles of borrowings and finance lease obligations is shown in
Note 20.

                         PREMIER INTERNATIONAL FOODS PLC

DESCRIPTION OF SENIOR CREDIT FACILITY AND SUBORDINATION ARRANGEMENTS

SENIOR CREDIT FACILITY

In connection with the Transaction, Premier Financing entered into a Senior Credit Facilities Agreement with Chase Manhattan plc, Deutsche Bank AG London and Salomon Brothers International Limited, as arrangers, The Chase Manhattan Bank, Deutsche Bank AG and Salomon Brothers Holding Company Inc., as underwriters, Chase Manhattan International Limited, as agent and security agent, and Deutsche Bank AG, as documentation agent (the "Senior Credit Facility"). Under the Senior Credit Facility, a syndicate of financial institutions made (pound)420.0m of senior secured credit facilities available to Premier Financing. These facilities have been reduced in line with repayments made. At December 31, 2001, the facilities available to Premier amounted to (pound)302.3m.

STRUCTURE

The Senior Credit Facility provides for (pound)302.3m of loan facilities comprising (i) the Refinancing Facilities consisting of Refinancing A and Refinancing B Facilities and (ii) the Working Capital Facility (each as described below) and the ancillary facilities which may be provided therein.

The refinancing A facility is for an amount of up to (pound)121.3m and the refinancing B facility is for an amount of up to (pound)56.0m. At December 31, 2001, (pound)121.3m was outstanding on the refinancing A facility and (pound)56.0m was outstanding on the refinancing B facility.

The Working Capital Facility in the amount of up to (pound)125.0m is available in pounds sterling or the equivalent in certain foreign currencies in the form of revolving advances and a letter of credit facility, which is to be used for general corporate purposes. At December 31, 2001, no advance had been drawn down under the Working Capital Facility and (pound)18.3m was utilised for general corporate purposes.

INTEREST RATES AND FEES

Interest on advances under the various facilities is payable at the rate per annum equal to LIBOR (or EURIBOR for euros) plus applicable mandatory liquid asset costs plus the following applicable margins in relation to the facilities:

- 2.25% per annum reducing on the basis of a ratchet reducing in several steps to 1.25% per annum dependent upon certain net debt to consolidated EBITDA ratios for the refinancing A facility. At December 31, 2001, the margin applied to LIBOR on this facility was 2.0%;

-        2.75% per annum for the refinancing B facility; and

- 2.25% per annum reducing on the basis of the ratchet applicable to the refinancing A facility for the Working Capital Facility. At December 31, 2001, the margin applied to LIBOR on this facility was 2.0%.


Commitment fees are payable at the rate of 0.75% per annum of the undrawn portion of the relevant facilities. The commitment fees on the Working Capital Facility reduce in several steps to 0.25% per annum dependent upon certain net debt to consolidated EBITDA ratios. At December 31, 2001, the margin applied to LIBOR in respect of commitment fees was 0.625%. Default interest is payable at the applicable interest rate plus 1% per annum.

SECURITY AND GUARANTEES

Premier Financing's obligations under the Senior Credit Facility are required to be guaranteed by each of the material operating subsidiaries of Premier. Each charging subsidiary has granted security over substantially all of its assets, including English law fixed charges over material properties, bank accounts, insurances, debts and shares and a floating charge over all of its other undertakings and assets. Certain limited material subsidiaries incorporated outside of England and Wales have given similar security.

                         PREMIER INTERNATIONAL FOODS PLC

COVENANTS

The Senior Credit Facility requires Premier Financing to observe certain covenants, including covenants relating to delivery of financial statements, insurances, notification of any default or any occurrence which could be reasonably expected to have a material adverse effect, consents and authorisations being maintained, compliance with environmental laws, notification of material litigation and labour disputes, access to books and records, uses of proceeds, filing of tax returns, pension schemes, the provision of guarantees and security from subsidiaries, euro compliance, intellectual property rights and hedge transactions.

The Senior Credit Facility requires Premier Financing to comply with certain negative covenants, including covenants relating to negative pledges, borrowed money, guarantees, disposals, operating leases, change of accounting reference date or accounting policy, identity of auditors, equity yield and intercompany loan payments, reduction of capital, loans and credit, intra-group contracts and arrangements, distributions, share capital, disposals, acquisitions and joint ventures, amendments to documents, change in business, merger and amalgamation, shareholders' meetings and constitutive documents, acquisitions and joint ventures and new subsidiaries. Certain categories of permitted payment may be made as exceptions to the restrictions on dividends and intercompany loan payments including payment of interest on the Notes.

In addition, the Senior Credit Facility requires Premier Financing to comply with specified ratios and tests, including EBITDA/total interest expense, total net debt/EBITDA, fixed charge coverage ratio and maximum capital expenditure.

There are caps on permitted budgeted capital expenditure for each financial year with the right to carry forward any surplus of budgeted capital expenditures up to a maximum surplus amount of one third of the previous year's budget for use within the first six months of the following financial year.

MATURITY AND AMORTISATION

Term Loan Facilities. The refinancing A facility will be repaid in semi-annual instalments commencing on June 30, 2000, with the final maturity on June 30, 2006.

The Refinancing B facility will be repaid in two instalments with 50% repayable on December 31, 2006 and the balance repayable on June 30, 2007.

Repayments on these facilities in excess of the original amortisation schedule are applied pro rata over the remaining repayments

Working Capital Advances. The Working Capital Facility (and all other facilities made available thereunder) will cease to be available on June 30, 2006.

SUBORDINATION DEED

The Subordination Deed provides for restrictions on Premier taking certain actions in relation to the Notes. In particular, Premier may not receive payments to pay principal on the Notes or any prepayment, redemption, defeasance or purchase of principal on the Notes or certain indemnities until the Senior Credit Facility has been paid in full.

                         PREMIER INTERNATIONAL FOODS PLC

16. PROVISIONS FOR LIABILITIES AND CHARGES

                                                        UNFUNDED PENSION
                                                      LIABILITIES AND POST      RESTRUCTURING AND
                                    DEFERRED               RETIREMENT           OTHER PROVISIONS
                                       TAX                  BENEFITS                                          TOTAL
                                    (POUND)M                (POUND)M                 (POUND)M               (POUND)M
 At January 1, 2001                      0.6                     0.8                      4.3                     5.7
 Utilised                                -                      (0.2)                    (3.1)                   (3.3)
 Charged                                 -                       -                        1.8                     1.8
                                   ------------            ------------             -----------            ------------

 At December 31, 2001                    0.6                     0.6                      3.0                     4.2
                                   ============            ============             ===========            ============


Restructuring provisions represent the liability in respect of further restructuring to that commenced during 1999, together with restructuring that has been commenced as a result of the sale of Horizon Biscuits. Of the (pound)3.0m balance at the end of the year, (pound)1.8m represents the costs still to be incurred in relation to the integration of Premier Brands France, Premier's French biscuit distribution company, into Materne, Premier's French preserves and compote manufacturing and selling operation. The costs comprise anticipated payments arising from the reorganisation of distribution and logistics arrangements.

The provision for unfunded pension liabilities and post retirement benefits represents the liability in respect of pension obligations in Premier's continental European operations where no funded plans are in operation.

The full potential liability for deferred tax is as follows:

                                                2000                        2001
                                                       FULL                        FULL
                                       AMOUNT       POTENTIAL       AMOUNT       POTENTIAL
                                      PROVIDED      LIABILITY      PROVIDED      LIABILITY
                                      (POUND)M       (POUND)M      (POUND)M      (POUND)M
 Accelerated tax depreciation              0.6          10.3            0.6           4.6
 Other timing differences                  -             6.4            -             3.1
                                     ------------  -------------  ------------  ------------

                                           0.6          16.7            0.6           7.7
                                     ============  =============  ============  ============


The potential liability for tax on capital gains which might arise if Premier's revalued properties were to be sold at their book value, and no advantage taken of rollover relief, is estimated to be (pound)1.2m (2000: (pound)1.2m).

Deferred tax has not been provided in respect of liabilities which might arise on the distribution of unappropriated profits of overseas entities.



17. SHARE CAPITAL AND RESERVES

                                                                                        2000          2001
                                                                                      (POUND)M      (POUND)M
 Authorised
 100,000,000(pound)1 ordinary shares (2000: 70,000,000(pound)1 ordinary shares)          70.0         100.0
                                                                                     ============  ============

 Issued and fully paid
 83,701,200(pound)1 ordinary shares (2000: 60,050,000(pound)1 ordinary shares)           60.0          83.7
                                                                                     ============  ============

                         PREMIER INTERNATIONAL FOODS PLC

Premier International Foods plc was incorporated on May 12, 1999 with an authorised and issued share capital of 50,000 (pound)1 ordinary shares. On October 29, 1999, a further 69,950,000 ordinary shares of (pound)1 each were authorised, of which 60,000,000 were issued in consideration for the purchase from Premier Holdings of the companies, with the exception of Premier Financing, that comprise Premier International Foods plc Group. Premier authorised a further 10,000,000 and issued a further 16,151,200 shares on June 29, 2001 for a consideration of (pound)16,151,200 and authorised a further 20,000,000 and issued a further 7,500,000 shares on December 11, 2001 for a consideration of (pound)7,500,000.

                                                  SHARE CAPITAL   SHARE PREMIUM     REVALUATION       PROFIT AND         TOTAL
                                                                                      RESERVE        LOSS ACCOUNT     CAPITAL AND
                                                                                                                       RESERVES
                                                    (POUND)M        (POUND)M          (POUND)M         (POUND)M        (POUND)M
 At January 1, 2001                                      60.0           623.2             4.1             (894.9)         (207.6)
 Movements in the year:
    Retained loss for the financial year                  -               -               -                (28.2)          (28.2)
    Share capital issued                                 23.7             -               -                  -              23.7
    Goodwill  transferred  to the profit and loss         -               -               -                 53.0            53.0
    account in respect of disposed businesses
    Revaluation reserve realised                          -               -              (0.1)               0.1             -
    Exchange movements                                    -               -               -                 (1.1)           (1.1)
                                                  --------------  --------------  -----------------  --------------  --------------

 At December 31, 2001                                    83.7           623.2             4.0             (871.1)         (160.2)
                                                  ==============  ==============  =================  ==============  ==============

18. ACQUISITIONS AND DISPOSALS

The net assets acquired and consideration paid in respect of the acquisitions of the canned foods, pickles and sauces businesses of Stratford on Avon Foods Limited in April 2001, the "Lift" instant lemon tea business in September 2001, the "Nelsons of Aintree" preserves manufacturing business in October 2001 and Horberry & Baker Limited in March 2000 were as follows:

                                                  2000          2001
                                                (POUND)M      (POUND)M
 Assets acquired:
      Intangible assets                              -             7.5
      Fixed Assets                                   0.2           9.2

 Current Assets
      Stocks                                         -            10.7
      Trade Debtors                                  0.6           5.6
      Other Debtors                                  -             0.3

 Creditors due in less than 1 year
      Trade Creditors                               (0.4)         (6.8)
      Other Creditors                               (0.1)         (0.6)
 Creditors due after more than 1 year                -            (0.2)
                                               ------------  ------------

 Total Capital Employed                              0.3          25.7
                                               ------------  ------------

 Consideration
      Cash                                           0.6          28.7
      Debt net of cash acquired                      -             0.8
                                               ------------  ------------

 Total consideration                                 0.6          29.5
                                               ------------  ------------

 Goodwill arising                                    0.3           3.8
                                               ============  ============

                         PREMIER INTERNATIONAL FOODS PLC

The canned foods, pickles and sauces businesses of Stratford on Avon Foods Limited contributed (pound)19.9m to Premier's turnover and (pound)1.5m to Premier's operating profit in 2001.

The "Lift" instant lemon tea business contributed (pound)1.2m to Premier's turnover and (pound)0.5m to Premier's operating profit in 2001.

The "Nelsons of Aintree" preserves manufacturing business contributed (pound)6.0m to Premier's turnover and (pound)0.2m to Premier's operating profit in 2001.

The net assets disposed and consideration received in respect of Horizon Biscuits Limited and FE Barber Limited ("Kingsland Wines and Spirits") which were disposed of in 2001, were as follows:

                                                                   2001
                                                                 (POUND)M
 Assets disposed:
      Fixed assets                                                 (47.8)

 Current assets
      Stocks                                                       (23.5)
      Trade debtors                                                (41.6)
      Other debtors                                                (11.4)
      Tax                                                           (0.9)

 Creditors less than 1 year
      Creditors                                                     28.1
      Other creditors                                               18.7
                                                               ------------

 Total capital employed                                            (78.4)

 Cash consideration                                                101.8

 Goodwill previously written off to reserves                       (53.0)
                                                               ------------

 Loss on sale                                                      (29.6)
                                                               ============


19. COMMITMENTS AND CONTINGENCIES

Commitments to make operating lease payments during the next financial year were as follows:

                                        LAND AND BUILDINGS               PLANT AND
                                                                         MACHINERY
                                       2000           2001          2000          2001
                                     (POUND)M       (POUND)M      (POUND)M      (POUND)M
On leases expiring:
  Within 1 year                           0.4           0.6            3.0           2.0
  Between 2 and 5 years                   1.4           0.5            5.2           1.5
  After 5 years                           0.7           0.7            -             -
                                    ------------  -------------  ------------  ------------

                                          2.5           1.8            8.2           3.5
                                    ============  =============  ============  ============


CONTINGENT LIABILITIES

Premier is subject to certain legal claims incidental to its operations. In the opinion of the directors, after taking appropriate legal advice, these claims are not expected to have, either individually or in aggregate, a material adverse effect upon the group's financial position.

                         PREMIER INTERNATIONAL FOODS PLC

20. FINANCIAL INSTRUMENTS

RISK MANAGEMENT

The funding interest rate and foreign exchange risks are managed by the Treasury Committee, which is a sub-committee appointed by the Board. Day to day management of treasury activities is performed by the group treasury department. The framework for management of these risks is set down in the Senior Credit Facility Agreement and in the Treasury Policies and Procedures manual.

The main risks arising from Premier's financial transactions are interest rate risk, liquidity risk and foreign currency risk. The policies towards these risks are documented and are reviewed on a regular basis by the Treasury Committee.

Premier also enters into contracts with suppliers for its principal raw materials, some of which are considered commodities. However, as these contracts are part of Premier's normal purchasing activities and always result in actual delivery, commodity risk arising from these contracts is not considered material.

INTEREST RATE RISK

Premier borrows principally in pounds sterling and U.S. dollars at both fixed and floating rates of interest. Premier actively monitors its interest rate exposure since the high level of gearing makes its profitability sensitive to movements in interest rates. However, the minimum interest rate hedging that must be in place is governed by the hedging strategy letter, which forms part of the (pound)302.3m Senior Credit Facility Agreement. Premier makes use of a variety of derivative instruments including interest rate swaps, collars and caps to hedge its interest rate exposure. The mixture of instruments used to hedge its exposure however is determined by the conditions of its credit facility agreement and discussions with its lending group. The Senior Credit Facility Agreement requires Premier to hedge a minimum of 50% of its senior debt, which currently amounts to (pound)177.3m. Premier currently has hedging in place for (pound)100.0m until January 2003. In addition, Premier has entered into a coupon swap to fix the cash flows on its U.S.$200m high yield debt issue which has the effect of converting the interest payments into fixed rate sterling.

LIQUIDITY RISK

Premier has negotiated facilities with its bankers that provide sufficient headroom to ensure liquidity and continuity of funding. It therefore has sufficient unutilised banking facilities and reserve borrowing capacity. Premier tends to have significant fluctuations in its short term borrowing position due to seasonal factors; however, the revolving credit facilities are set at a level sufficient to meet its projected peak borrowing requirements.

FOREIGN EXCHANGE RISKS

Premier reports its financial statements in pounds sterling and trades in several non-sterling currencies. Its trading transactions are therefore subject to the effect of movements in these currencies. Such exposures arise from sales or purchases in currencies other than the unit's functional currency. Management of these transaction exposures is decentralised and subsidiary companies manage their exposures within the terms of the Treasury Policies and Procedures. This requires subsidiaries to hedge committed foreign currency transaction exposure above certain levels. It is Premier's policy to hedge exposure using forward foreign currency exchange contracts, currency borrowings/investments and currency options. Again, this is monitored by the Treasury Committee. Although Premier generates some of its profits in non-sterling currencies and has assets in non-sterling jurisdictions the translation exposure resulting from these profits and overseas net assets is not considered material and is currently not hedged. This matter is reviewed regularly by members of the Treasury Committee.

                         PREMIER INTERNATIONAL FOODS PLC

CREDIT RISK

Potential concentrations of credit risk to the group consist principally of cash and cash equivalents and trade receivables. Cash and cash equivalents are deposited with high credit, quality financial institutions. Trade receivables are due principally from major European grocery retailers. Furthermore, it is Premier's policy to insure all third party trade debt. Premier does not consider there to be any significant concentration of credit risk at December 31, 2001.

  INTEREST RATE AND CURRENCY PROFILE                             STERLING     U.S. DOLLAR      EURO          OTHER         TOTAL
                                                                 (POUND)M      (POUND)M      (POUND)M      (POUND)M      (POUND)M
  2001
  Financial assets
  Floating rate                                                     20.8            1.6           4.9           -            27.3
                                                               -------------  ------------  ------------  ------------  ------------

  Cash and deposits                                                 20.8            1.6           4.9           -            27.3
                                                               =============  ============  ============  ============  ============

  2000
  Financial assets
  Floating rate                                                      1.3            9.7          14.9           0.3          26.2
                                                               -------------  ------------  ------------  ------------  ------------

  Cash and deposits                                                  1.3            9.7          14.9           0.3          26.2
                                                               =============  ============  ============  ============  ============

The financial assets all have maturities of less than one year and are all at floating rates.

                                                                 STERLING     U.S. DOLLAR      EURO          OTHER         TOTAL
                                                                 (POUND)M      (POUND)M      (POUND)M      (POUND)M      (POUND)M
  2001
  Financial liabilities
  Floating rate                                                   (119.0)           -            (1.1)          -          (120.1)
  Fixed rate                                                      (265.9)           -             -             -          (265.9)
                                                               -------------  ------------  ------------  ------------  ------------

  Borrowings                                                      (384.9)           -            (1.1)          -          (386.0)
                                                               =============  ============  ============  ============  ============

  Fixed rate weighted average interest rate                       10.9%
  Fixed rate weighted average years to maturity                    2.31

  2000
  Financial liabilities
  Floating rate                                                   (229.5)          (0.9)         (5.5)          -          (235.9)
  Fixed rate                                                      (261.2)           -             -             -          (261.2)
                                                               -------------  ------------  ------------  ------------  ------------

  Borrowings                                                      (490.7)          (0.9)         (5.5)          -          (497.1)
                                                               =============  ============  ============  ============  ============

  Fixed rate weighted average interest rate                       10.9%
  Fixed rate weighted average years to maturity                    3.1


The interest rates applicable to the Notes and Refinancing and Working Capital Facilities are detailed in Note 15. The analysis of average interest rates and years to maturity on fixed rate debt is after adjusting for interest rate swaps. Exposure to movements in interest rates and years to maturity on fixed rate debt is after adjusting for interest rate swaps. Exposure to movements in interest rates is further protected by interest rate caps and interest rate collars amounting to (pound)88.5m bringing the total amount of interest rate hedging to (pound)354.4m. The hedging currently in place on the senior debt is operative until January 2002 but has been extended to January 2003. Premier has an interest free loan of (pound)7.6m from an affiliated party.

                         PREMIER INTERNATIONAL FOODS PLC

MATURITY OF FINANCIAL LIABILITIES

                                              2000                                                    2001
                        DEBT       CAPITALISED     FINANCE        TOTAL          DEBT       CAPITALISED     FINANCE        TOTAL
                                  DEBT ISSUANCE    LEASES                                  DEBT ISSUANCE    LEASES
                                      COSTS                                                    COSTS
                       (POUND)M      (POUND)M      (POUND)M       (POUND)M      (POUND)M      (POUND)M      (POUND)M      (POUND)M
  Within 1 year or
  on demand               23.1          (5.4)          0.9          18.6           14.2          (4.1)          0.1          10.2
  Between:
  1 and 2 years           25.1          (4.8)          0.1          20.4           18.0          (3.9)          0.1          14.2
  2 and 3 years           30.0          (4.4)          0.1          25.7           22.5          (2.6)          -            19.9
  3 and 4 years           35.1          (3.0)          -            32.1           31.5          (1.2)          -            30.3
  4 and 5 years           45.0          (1.5)          -            43.5           71.6          (0.7)          -            70.9
  Over 5 years           357.8          (1.0)          -           356.8          240.6          (0.1)          -           240.5
                     ------------  ------------  ------------  -------------  ------------  ------------  ------------  ------------

                         516.1         (20.1)          1.1         497.1          398.4         (12.6)          0.2         386.0
                     ============  ============  ============  =============  ============  ============  ============  ============


CURRENCY ANALYSIS OF FINANCIAL ASSETS AND LIABILITIES

The table below shows Premier's currency exposures that give rise to net currency gains and losses that are recognised in the consolidated profit and loss account for the year ended December 31, 2001. Such exposures comprise monetary assets/liabilities that are not denominated in the functional currency of the subsidiary involved.

The amounts shown below are after taking into account the effect of forward exchange contracts and other derivative instruments entered into to manage these exposures.

NET FOREIGN CURRENCY ASSETS / (LIABILITIES)

                                              2000                                                    2001
                             FUNCTIONAL CURRENCY OF GROUP OPERATION                  FUNCTIONAL CURRENCY OF GROUP OPERATION
                      STERLING        EURO          OTHER         TOTAL        STERLING        EURO          OTHER         TOTAL
                      (POUND)M      (POUND)M      (POUND)M       (POUND)M      (POUND)M      (POUND)M      (POUND)M      (POUND)M
Sterling                   -             0.5          (1.5)         (1.0)           -            (0.1)          -            (0.1)
Euro                      21.2           -             -            21.2           14.6           -             -            14.6
U.S. Dollar             (113.4)          -             -          (113.4)        (117.8)          -             -          (117.8)
Greek Drachma              0.3           -             -             0.3            0.1           -             -             0.1
Swiss Franc               (0.3)          -             -            (0.3)          (0.2)          -             -            (0.2)
                     ------------  ------------  ------------  -------------  ------------  ------------  ------------  ------------

                         (92.2)          0.5          (1.5)        (93.2)        (103.3)         (0.1)          -          (103.4)
                     ============  ============  ============  =============  ============  ============  ============  ============


UNDRAWN COMMITTED BORROWING FACILITIES

Expiring in less than 1 year                              -             -
Expiring in more than 1 but less than 2 years             -             -
Expiring in more than 2 years                            85.3         106.7
                                                    ------------  ------------

As at December 31                                        85.3         106.7
                                                    ============  ============

The above undrawn facilities form part of the group's overall working capital lines, which bear interest at floating rates and are committed until June 30, 2006.

                         PREMIER INTERNATIONAL FOODS PLC

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

Set out below is a comparison of book and fair values of all Premier's financial instruments by category:

                                                                                2000          2000          2001          2001
                                                                             BOOK VALUE    FAIR VALUE    BOOK VALUE    FAIR VALUE
                                                                              (POUND)M      (POUND)M      (POUND)M      (POUND)M
Financial instruments held or issued to finance Premier's operations:
Short term borrowings and current portion of long term borrowings
                                                                                (23.1)         (23.1)        (14.2)        (14.2)
Long term borrowings                                                           (493.0)        (492.4)       (384.2)       (387.9)
Other financial liabilities                                                      (1.1)          (1.1)         (0.2)         (0.2)
Cash deposits                                                                    26.2           26.2          27.3          27.3



Fair values for the Notes, which have been included within long term borrowings, have been based on current market values.

Financial instruments held or issued to manage Premier's interest rate or currency profile are set out below:

                                                                                2000          2000          2001          2001
                                                                              NOMINAL      FAIR VALUE      NOMINAL     FAIR VALUE
                                                                               VALUE                        VALUE
                                                                              (POUND)M      (POUND)M      (POUND)M      (POUND)M

Interest rate swaps                                                               -             (0.4)          -            (0.5)
Cross currency swaps                                                              -              3.5           -             5.2
Foreign exchange contracts                                                      (27.6)         (27.7)        (32.7)        (31.9)


The fair values of foreign exchange contracts and interest rate swap agreements have been calculated on a mark to market basis. All commodity contracts are settled by physical delivery and are not held for trading purposes. There are no significant gains or losses on hedges at December 31, 2001 expected to be shown in the income statement for December 31, 2002.

The analysis of financial instruments in this note excludes short term debtors and creditors as permitted under FRS 13.

                         PREMIER INTERNATIONAL FOODS PLC

21. PRINCIPAL SUBSIDIARY UNDERTAKINGS

The following represent the principal undertakings of Premier at December 31, 2001. Percentages indicate ownership of the undertakings' ordinary share capital by Premier, directly or indirectly. Details of the country of incorporation and principal operations and the main activity of each undertaking are also given. All undertakings shown are included in the consolidated financial statements.


                                             COUNTRY OF
                                             INCORPORATION OR
                                             REGISTRATION AND                                                           %
SUBSIDIARY UNDERTAKINGS                      PRINCIPAL OPERATIONS        BUSINESS                                     OWNED
FINANCING
Premier Financing Limited                    England and Wales           Financing                                     100

GROCERY PRODUCTS
Boin Confitures                              France                      Preserve and fruit compote manufacturing      100
Chivers Hartley Limited                      England and Wales           Preserve and pickle manufacturing             100
HL Foods Limited                             England and Wales           Food canning and processing                   100
Jonker Fris                                  Netherlands                 Food canning and processing                   100
Materne SA                                   France                      Preserve and fruit compote manufacturing      100
Premier Brands (U.K.) Limited                England and Wales           Hot and cold beverages manufacturing          100
Premier Brands France SA                     France                      Beverage and food distribution                100

POTATOES
MBM Produce Limited                          England and Wales           Potato processing and grading                 100


22. CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following related party relationships and transactions have been disclosed because of their material nature to the operations of Premier. Other transactions with entities within the Premier Holdings Group are not disclosed as permitted by FRS 8 "Related party disclosures".

MONITORING AND OVERSIGHT AGREEMENT

In 1999, Premier entered into a 10-year agreement (the "Monitoring and Oversight Agreement") with Hicks Muse pursuant to which Premier will pay Hicks Muse an annual fee of (pound)1.2m for providing oversight and monitoring services to Premier. The annual fee is adjustable at the end of each fiscal year to an amount equal to one-tenth of one percent of Premier's budgeted consolidated net sales, but in no event may the fee be less than (pound)1.1m. In addition, Premier has agreed to indemnify Hicks Muse and its shareholders and their respective directors, officers, agents, employees and affiliates from and against all claims, actions, proceedings, demands, liabilities, damages, judgements, assessments, losses and costs, including fees and expenses, arising out of or in connection with the services rendered by Hicks Muse under the Monitoring and Oversight Agreement. The Monitoring and Oversight Agreement makes available to Premier the resources of Hicks Muse concerning a variety of financial and operational matters. The services that have been and will continue to be provided by Hicks Muse could not otherwise be obtained by Premier without the addition of personnel or the engagement of outside professional advisers. In management's opinion, the fees provided for under the Monitoring and Oversight Agreement reasonably reflects the benefits received and to be received by Premier.

                         PREMIER INTERNATIONAL FOODS PLC

FINANCIAL ADVISORY AGREEMENT

In 1999, Premier and Hicks Muse entered into an agreement ("the Financial Advisory Agreement") pursuant to which Hicks Muse received a cash financial advisory fee of (pound)9.6m from Premier upon the closing of the Transaction as compensation for its services as financial advisor for the Transactions. Hicks Muse will also be entitled to receive a fee equal to 1.5% of the transaction value for each add-on transaction. The Financial Advisory Agreement makes available to Premier the resources of Hicks Muse concerning a variety of financial and operational matters. The services that have been and will continue to be provided by Hicks Muse could not otherwise be obtained by Premier without the addition of personnel or the engagement of outside professional advisors. In management's opinion, the fees provided for under the Financial Advisory Agreement reasonably reflect the benefits received and to be received by Premier. Premier paid (pound)0.4m in 2001 (2000: (pound)nil, 1999: (pound)9.6m) to Hicks Muse under the Financial Advisory Agreement.

GOLDEN SHARE

A Golden Share has been issued by Premier Financing with voting rights which entitles the holder of the Golden Share to block the passing of resolutions for the winding-up or administration of Premier Financing or resolutions approving other matters that would constitute a breach of the Senior Credit Facility. These voting rights attaching to the Golden Share will lapse upon a payment default in respect of the Notes continuing unremedied and unwaived for a period of 180 days. The Golden Share is held by an affiliate of Hicks Muse which will agree with the lenders under the Senior Credit Facility as to the exercise of the voting rights of the Golden Share.

PREMIER HOLDINGS LIMITED MANAGEMENT CHARGE

In 1999, 2000 and 2001, Premier was recharged (pound)1.7m, (pound)0.9m and (pound)0.2m, respectively, by Premier Holdings Limited in respect of the shared administrative functions. The decrease in the recharge to Premier by Premier Holdings is primarily the result of Premier incurring costs directly that previously would have been incurred by Premier Holdings and recharged.

HMTF POULTRY LIMITED

Premier has borrowed (pound)7.6m from HMTF Poultry Limited, an affiliated company. This loan is interest free and repayable in full on December 31, 2006.

FRS 8 "RELATED PARTY DISCLOSURES"

The company is a wholly owned subsidiary undertaking of Premier Holdings Limited which prepares consolidated financial statements made available for public disclosure. In accordance with the exemptions available to such undertakings under the Financial Reporting Standard No 8, no other disclosure of related party transactions with group companies has been made in these financial statements.


23. PARENT UNDERTAKINGS

The company's ultimate parent undertaking is HMTF Premier Limited, a company incorporated in the Cayman Islands. The company's immediate parent undertaking is Premier Holdings Limited (formerly Premier Holdings Limited), a company incorporated in England and Wales and which owns 100% of Premier's issued share capital.

Premier Holdings Limited is the largest group undertaking that prepares consolidated financial statements which include the company. The consolidated financial statements of Premier Holdings Limited are available at the company's registered office, which is at 28 The Green, Kings Norton, Birmingham, B38 8SD.

                         PREMIER INTERNATIONAL FOODS PLC

24. SUMMARY OF DIFFERENCES BETWEEN U.K. AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING

PRINCIPLES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the U.K. ("U.K. GAAP"), which differ in certain material respects from generally accepted accounting principles in the United States ("U.S. GAAP"). Such differences involve methods for measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by U.S. GAAP.

The following is a summary of the material adjustments to the consolidated profit on ordinary activities after taxation and consolidated shareholder's deficit that would have been required in applying the significant differences between U.K. and U.S. GAAP.

RECONCILIATION OF CONSOLIDATED PROFIT AND LOSS ACCOUNTS

                                                                                                   YEAR ENDED DECEMBER 31,
                                                                                               1999           2000         2001
                                                                                             (POUND)M      (POUND)M      (POUND)M
 Consolidated loss on ordinary activities after taxation as reported under U.K.
      GAAP                                                                                     (32.6)          (7.8)        (28.2)
 U.S. GAAP adjustments:
      Goodwill amortisation                                                        (a)         (19.2)          (7.1)         (5.9)
      Pensions                                                                     (b)           7.0            3.4           5.2
      Deferred taxation                                                            (c)           1.4           (0.9)         (0.7)
      Derivative financial instruments                                             (d)           -              -             5.5
      Goodwill  transferred  to the profit and loss account in respect of disposed (a)           -              -            49.0
      businesses
      Pension prepayment asset in respect of disposed businesses                   (b)           -              -            10.0
      Deferred tax liability in respect of disposed businesses                     (c)           -              -             6.1
                                                                                           -------------  ------------  ------------

   Net U.S. GAAP adjustments                                                                   (10.8)          (4.6)         41.0
 Tax effect of net U.S. GAAP adjustments                                                        (2.1)          (1.0)         (3.2)
                                                                                           -------------  ------------  ------------

 Consolidated net income / (loss) in accordance with U.S. GAAP                                 (45.5)         (13.4)         37.8
                                                                                           =============  ============  ============


RECONCILIATION OF CONSOLIDATED SHAREHOLDER'S DEFICIT

                                                                                                             2000          2001
                                                                                                           (POUND)M      (POUND)M
 Consolidated shareholder's deficit as reported under
      U.K. GAAP                                                                                              (207.6)       (160.2)
 U.S. GAAP adjustments:
   Goodwill                                                                                       (a)         266.3         213.3
   Accumulated amortisation of goodwill                                                           (a)        (232.8)       (189.7)
   Pensions                                                                                       (b)          13.2          28.4
   Deferred taxation                                                                              (c)         (22.3)        (20.1)
   Derivative financial instruments                                                               (d)           -             5.5
   Revaluation of fixed assets                                                                    (e)          (4.1)         (4.0)
                                                                                                          ------------  ------------

   Net U.S. GAAP adjustments                                                                                   20.3          33.4
                                                                                                          ------------  ------------

 Consolidated shareholder's deficit as reported under U.S. GAAP                                              (187.3)       (126.8)
                                                                                                          ============  ============


                         PREMIER INTERNATIONAL FOODS PLC

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


ROLLFORWARD ANALYSIS OF CONSOLIDATED SHAREHOLDERS FUNDS / (DEFICIT)

                                                                                               1999          2000          2001
                                                                                             (POUND)M      (POUND)M      (POUND)M

 Balance in accordance with U.S. GAAP at January 1                                             173.7         (172.9)       (187.3)
 U.K. GAAP loss for the financial year                                                         (32.6)          (7.8)        (28.2)
 Other recognised gains and losses                                                              (4.7)          (1.2)         (1.1)
 Issue of share capital                                                                          -              -            23.7
 Cash outflow to fund the Transaction                                                         (298.1)           -             -
 Other movements resulting from the Transaction                                                 (3.2)           -             -
 U.S. GAAP adjustments
      Goodwill amortisation                                                        (a)         (19.2)          (7.1)         (5.9)
      Goodwill  transferred  to the profit and loss account in respect of disposed               -              -            49.0
      businesses
      Pensions                                                                     (b)           7.0            3.4          15.2
      Deferred taxation                                                            (c)           1.4           (1.9)          2.2
      Derivative financial instruments                                             (d)           -              -             5.5
      Revaluation of fixed assets                                                  (e)           -              0.2           0.1
      Fixed asset investments                                                      (f)           2.8            -             -
                                                                                           -------------  ------------  ------------

 Balance in accordance with U.S. GAAP at December 31                                          (172.9)        (187.3)       (126.8)
                                                                                           =============  ============  ============


A summary of the principal differences and additional disclosures applicable to Premier are set out below:

(a) Goodwill

Both U.K. GAAP and U.S. GAAP require purchase consideration to be allocated to the net assets acquired at their fair value on the date of acquisition, with the difference between the consideration and the fair value of the identifiable net assets recorded as goodwill.

Under U.K. GAAP, goodwill arising on acquisitions made on or before December 31, 1997 has been written off directly to reserves in the year of acquisition. If a subsidiary or a business has been subsequently sold or closed, previously written-off goodwill that resulted from the initial acquisition has been taken into account in determining the gain or loss on sale or closure. Goodwill that arises on acquisitions subsequent to December 31, 1997, following the introduction of FRS 10, has been capitalised and amortised over its estimated useful life, which has been estimated at 20 years.

Under U.S. GAAP, goodwill arising on acquisitions made on or before December 31, 1997 has been capitalised as an intangible asset and amortised over its estimated useful life. Goodwill arising on acquisitions made on or after July 1, 2001 has been capitalised and will not be amortised but will be tested at least annually for impairment.

Horizon Biscuits Limited was disposed of in 2001 and goodwill of (pound)53.0m which had been written off directly to reserves was written back through the profit and loss account in accordance with U.K. GAAP. Under U.S. GAAP, this goodwill had been capitalised and amortised and the net book value of goodwill remaining in respect of Horizon Biscuits Limited at the date of disposal was (pound)4.0m. The U.S. GAAP adjustment, therefore to the U.K. GAAP profit and loss on disposal in respect of goodwill was the goodwill previously amortised under U.S. GAAP of (pound)49.0m.

                         PREMIER INTERNATIONAL FOODS PLC

(b) Pensions

Under U.K. GAAP, the cost of providing pension benefits should be expensed over the average expected service lives of eligible employees in accordance with the provisions of SSAP 24.

Under U.S. GAAP, the annual pension cost comprises the estimated cost of benefits accruing in the period as determined in accordance with Statement of Financial Accounting Standards (SFAS) No. 87, which requires readjustment of the significant actuarial assumptions annually to reflect current market and economic conditions. Under SFAS No. 87, part of the surplus which represents the excess plan assets over plan obligations has been recognised in the balance sheet, with the remainder of the unrecognised surplus and the unrecognised gains and losses spread over the employees' remaining service lifetimes. The pension benefit obligation is calculated by using a projected unit credit method. Actuarial gains or losses within a 10% "corridor" have not been recognised.

The net assets under U.K. GAAP of Horizon Biscuits Limited, which was disposed of in the year included a pension prepayment asset of (pound)10.0m. No asset was included in the net assets under U.S. GAAP disposed of. The U.S. GAAP adjustment, therefore to the U.K. GAAP profit and loss on disposal in respect of pension assets was (pound)10.0m.

The components of net periodic pension cost for all Premier sponsored defined benefit pension plans were as follows:

COMPONENTS OF PENSION COST

                                                  1999          2000          2001
                                                (POUND)M      (POUND)M      (POUND)M
 Service cost                                       9.0            7.7           3.9
 Recognised actuarial loss                          -              -             -
 Interest cost                                     12.8           15.2          12.8
 Expected return on plan assets                   (21.1)         (21.2)        (18.2)
 Amortisation of prior service cost                 -              -             -
 Amortisation of transition obligation             (1.7)          (1.7)         (1.7)
                                              -------------  ------------  ------------

 Net periodic pension cost                         (1.0)           -            (3.2)
                                              =============  ============  ============



The funded status under U.S. GAAP for Premier sponsored defined benefit pension plans is as follows:

FUNDED STATUS

                                                      2000          2001
                                                    (POUND)M      (POUND)M

 Projected benefit obligation                         (246.1)       (215.1)
 Fair value of plan assets                             290.2         212.6
                                                   ------------  ------------

 Funded status                                          44.1          (2.5)
 Unrecognised net actuarial profit / (loss)             (3.1)         45.0
 Unrecognised transition asset                          (5.0)         (3.3)
 Unrecognised prior service cost                         -             -
                                                   ------------  ------------

 Net asset recognised                                   36.0          39.2
                                                   ============  ============

                         PREMIER INTERNATIONAL FOODS PLC

Amounts recognised in respect of Premier's pension obligations for Premier sponsored defined benefit pension plans in the consolidated balance sheets consist of the following:

                                                                                                  2000          2001
                                                                                                (POUND)M      (POUND)M
 Prepaid pension expense                                                                            36.0          39.2
                                                                                               ------------  ------------

 Net asset recognised                                                                               36.0          39.2
                                                                                               ============  ============


Changes in the benefit obligation and plan assets of Premier sponsored defined benefit pension plans during the year were as follows:

                                                                                                  2000          2001
                                                                                                (POUND)M      (POUND)M

 Benefit obligation at January 1                                                                   257.2         246.1
 Service cost                                                                                        7.7           3.9
 Interest cost                                                                                      15.2          12.8
 Employee contributions                                                                              3.4           1.8
 Benefit payments                                                                                  (15.1)        (15.2)
 Actuarial losses/(gains)                                                                          (17.5)          7.4
 Sale of biscuit businesses                                                                          -           (40.1)
 Sale of Barber Springdale                                                                          (1.8)          -
 Payment of part of Terranova transfer                                                              (3.0)         (1.6)
                                                                                               ------------  ------------

 Benefit obligation at December 31                                                                 246.1         215.1
                                                                                               ============  ============


Changes in plan assets for Premier sponsored defined benefit pension plans were as follows:

                                                                                                  2000          2001
                                                                                                (POUND)M      (POUND)M

 Fair value of plan assets at January 1                                                            308.4         290.2
 Actual return on plan assets                                                                       (5.1)        (19.4)
 Employer contributions                                                                              3.4           0.0
 Employee contributions                                                                              3.4           1.8
 Benefit payments                                                                                  (15.1)        (15.2)
 Payment of biscuit transfer                                                                         -           (42.8)
 Sale of Barber Springdale                                                                          (1.8)          -
 Payment of part of Terranova transfer                                                              (3.0)         (2.0)
                                                                                               ------------  ------------

 Fair value of plan assets at December 31                                                          290.2         212.6
                                                                                               ============  ============


The weighted-average assumptions used at December 31 to determine pension cost for Premier's defined benefit pension plans were as follows:

                                                                                    1999          2000          2001
                                                                                     %              %             %

 Discount rate                                                                        6.0            6.0           6.0
 Expected long-term return on plan assets                                             7.5            7.0           7.0
 Expected rate of increase in compensation levels                                     4.0            3.0           3.0
 Expected rate of increase of pensions                                                1.5            2.0           2.0


                         PREMIER INTERNATIONAL FOODS PLC

(c) Deferred taxation

Under U.K. GAAP, a provision is recorded for deferred taxation under the partial liability method to the extent that such taxation is expected to crystallise within the foreseeable future. This means that the full potential liability is not necessarily provided. Additionally, deferred tax assets are recognised only when they are expected to be recoverable within the foreseeable future.

Under U.S. GAAP, deferred taxation is provided for on a full liability basis. Under the full liability method, deferred tax assets or liabilities are recognised for differences between the financial and tax basis of assets and liabilities and for tax loss carry forwards at the statutory rate at each reporting date. A valuation allowance is established when it is more likely than not that some portion or all of the deferred tax assets will not be realised.

The loss on disposal of Horizon Biscuits Limited, which was disposed of in 2001, was calculated under U.K. GAAP on net assets including a deferred tax liability calculated on the partial provision basis. Under U.S. GAAP, the net assets disposed of would include a deferred tax asset or liability calculated on the full provision basis. The difference of (pound)6.1m between the deferred tax liability as calculated under U.K. GAAP and U.S. GAAP is therefore recorded as a decrease to the loss on disposal of Horizon Biscuits Limited as recorded under U.K. GAAP.

Classification of Premier's tax liabilities and assets under U.S. GAAP is as follows:

                                                          2000          2001
                                                        (POUND)M      (POUND)M
 Deferred tax liabilities:
   Accelerated tax depreciation                            10.3           4.6
   Rollover relief                                          2.4           2.8
   Derivative financial instruments                         -             1.7
   Pensions                                                10.8          11.7
                                                      ------------  ------------

 Total deferred tax liabilities                            23.5          20.8
 Deferred tax assets:
   Provisions                                              (0.6)         (0.1)
                                                      ------------  ------------

Total tax expense is as follows:

                                                YEAR ENDED DECEMBER 31
                                            1999          2000          2001
                                          (POUND)M      (POUND)M      (POUND)M
 U.K. GAAP:
   Current tax expense                       6.7            1.7           0.6
   Deferred tax expense                      2.3            -             -
                                       -------------  ------------  ------------

   Total tax expense                         9.0            1.7           0.6
                                       =============  ============  ============
 U.S. GAAP:
   Current tax expense                       6.7            1.7           0.6
   Deferred tax expense                      0.9            1.9           3.9
                                       -------------  ------------  ------------

   Total tax expense                         7.6            3.6           4.5
                                       =============  ============  ============


(d) Derivative financial instruments

The Group's derivative financial instruments include interest rate swaps, cross currency swaps and foreign exchange contracts. Under U.K. GAAP, Premier has recorded its derivative financial instruments off-balance sheet as at December 31, 2001 and 2000. Premier has recorded payments arising from interest rate derivatives in the profit and loss account along with the related interest payments on its net debts according to the accrual method. Premier records currency derivatives relating to net cash flows in the profit and loss account as such cash flows are received or paid; any unrealised gains or losses are deferred at reporting period end.

Under U.S. GAAP, prior to the adoption of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), Premier had designated its currency derivatives and interest rate derivatives as hedges of specific underlying assets and liabilities.

                         PREMIER INTERNATIONAL FOODS PLC

On January 1, 2001, the Group adopted SFAS 133, as amended by SFAS 137 and SFAS 138 and as interpreted by the Derivatives Implementation Group. The Group has not designated any of its derivatives as qualifying hedge instruments under SFAS
133. The Group has not subsequently designated any of its derivatives as qualifying hedge instruments under SFAS 133, such that gains and losses related to the fair value adjustment of all derivative instruments are classified in the consolidated statement of income and cash flows in accordance with the earnings treatment of the hedged transaction. A summary of movements in fair value is summarised below.

                                                         2000          2001        MOVEMENT
                                                       (POUND)M      (POUND)M      (POUND)M
 Fair value adjustment profit
  Interest rate swaps                                     (0.4)          (0.5)         (0.1)
  Cross currency swaps                                     3.5            5.2           1.7
  Foreign exchange contracts                              (0.1)           0.8           0.9
                                                     -------------  ------------  ------------

 Fair value adjustment profit                              3.0            5.5           2.5
 Less tax at 30%                                          (0.9)          (1.7)         (0.8)
                                                     -------------  ------------  ------------

 Fair value adjustment profit net of tax at 30%            2.1            3.8           1.7
                                                     =============  ============  ============

The movement on the fair value of the interest rate swaps and cross currency swaps has been recognised as interest income as these products are used to hedge future interest payments in pounds sterling and U.S. dollars. The movement on the fair value of the foreign exchange contracts has been recognised as an adjustment to cost of sales as these contracts are solely used to hedge raw material purchases.

The Group has also evaluated its existing contracts for "embedded" derivatives, and has considered whether any embedded derivatives would have to be bifurcated, or separated, from the host contracts in accordance with SFAS 133 requirements. No significant embedded derivatives were noted as a result of this exercise.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used in estimating the indicated fair values of financial instruments:

Cash and Cash Equivalents: The carrying amount approximates fair value because of the short maturity of these instruments.

Receivables (other than trade receivables): The fair values are estimated based on one of the following methods: (i) quoted market prices; (ii) current rates for similar issues; (iii) recent transactions for similar issues; or (iv) present value of expected future cash flows.

Short-term debt: The fair value is estimated based on current rates offered for similar debt.

Premier uses derivative financial instruments for the purpose of reducing its exposure to adverse fluctuations in foreign currency exchange rates and interest rates. Premier is not a party to leveraged derivatives and does not hold or issue financial instruments for speculative or trading purposes.

(e) Revaluation of fixed assets

Under U.K. GAAP, certain tangible fixed assets have been revalued so that their carrying value is equivalent to their current market value at that date, as determined by an independent appraiser. Revaluation amounts are recorded to both tangible fixed assets and reserves and are reduced by accumulated depreciation as appropriate. Under U.S. GAAP, tangible fixed assets are carried at cost. Accordingly, revaluation reserves net of accumulated depreciation have been reclassified to long-term assets and related depreciation amounts recorded in the profit and loss account.

(f) Fixed asset investments

During 1998, Premier purchased shares of Hillsdown Holdings plc on the open market to satisfy stock options granted under the executive share option scheme. Under U.K. GAAP, Premier recognised (pound)2.8m as fixed asset investments. Under U.S. GAAP, such purchases of shares intended for the exercise of stock options by option holders are recognised by a decrease in shareholders' equity as treasury stock. During 1999, these shares were cancelled in connection with the Transaction.

                         PREMIER INTERNATIONAL FOODS PLC

(g) Stock compensation

During the year ended December 31, 2000, Premier Holdings approved a new share option scheme, which included in its terms the ability to grant share options to certain employees of Premier. Certain share options granted under this scheme are subject to future performance criteria. The options follow a graded vesting schedule, in that a third of the shares granted vest at each fiscal year end following the grant date. For share options subject to performance criteria, if such criteria are not met, the unvested shares pertaining to that year lapse permanently. Options can be exercised at any point after vesting, up to ten years after the grant date. Premier Holdings has the ability to repurchase the shares at their fair value after the options are exercised.

Share option activity on share options granted to Premier employees for the years ended December 31, 2000 and December 31, 2001 was as follows:


                                     Number of shares under option
                                        2000              2001


Outstanding at January 1,                        -         5,421,284
Granted                                  6,030,140                 -
Lapsed                                    (608,856)       (2,792,902)
                                   ----------------  ----------------

Outstanding at December 31,              5,421,284         2,628,382
                                   ================  ================

Exercisable at December 31,              1,401,191         1,538,192
                                   ================  ================


The weighted average exercise price of all options granted, lapsed and outstanding in both 2000 and 2001 was (pound)1.46.

Share options granted include 321,094 share options that are subject to future performance criteria. The weighted-average contractual life of options outstanding at December 31, 2001 was 8.5 years. Premier Holdings' management estimates that the grant date fair value of Premier Holdings' shares did not exceed (pound)1.46.

No compensation cost has been recognised for this scheme under U.K. GAAP as the share options have been granted by Premier Holdings Limited. No compensation cost has been recognised for this scheme under U.S. GAAP as the grant date fair value of the options was estimated to be less than the exercise price. Also, compensation cost has not been recognised under U.S. GAAP for options subject to future performance criteria as it was not considered probable that the future performance criteria would be met as of December 31, 2001. Premier's reported net loss during 2001 under U.S. GAAP would not have been materially affected had compensation expense for the share options granted been determined based upon the fair value at the grant date for options under this scheme, consistent with the methodology prescribed under SFAS No 123, Accounting for Stock Based Compensation. This result is not necessarily indicative of compensation that may be recognised in future years under U.S. GAAP in respect of these options.

(h) Other disclosures required by U.S. GAAP

CASH FLOW INFORMATION

Under U.K. GAAP, Premier's cash flow statements are presented in accordance with U.K. Financial Reporting Standard No. 1, as revised ("FRS 1"). These statements present substantially the same information as is required under Statement of Financial Accounting Standards No. 95, in accordance with U.S. GAAP. Differences between the two presentations are outlined below.

Under U.K. GAAP, Premier's "cash flow" comprises of increases or decreases in "cash", which comprises cash balances less amounts repayable on demand and overdrafts. Cash flow is defined differently under U.S. GAAP. For purposes of presenting cash flow information in accordance with U.S. GAAP, cash flow represents increases or decreases in "cash and cash equivalents", which include short term, highly liquid investments with original maturities of less than 90 days, and exclude overdrafts.

Under U.K. GAAP, cash flows are presented for operating activities; returns on investments and servicing of finance; taxation; capital expenditure and financial investment; acquisitions and disposals; equity dividends paid; and management of liquid resources and financing. U.S. GAAP requires the classification of cash flows resulting from operating, investing and financing activities.

                         PREMIER INTERNATIONAL FOODS PLC

Cash flows under U.K. GAAP in respect of interest received, interest paid, investment income and taxation are included within operating activities under U.S. GAAP. Also, under U.S. GAAP, capital expenditures and financial investment and cash flows from acquisitions and disposals are included within investing activities. Equity dividends paid and management of liquid resources are included within financing activities.

A summary of Premier's operating, investing and financing activities, classified in accordance with U.S. GAAP, follows:

                                                                          1999          2000          2001
                                                                        (POUND)M      (POUND)M      (POUND)M
 Net cash provided by operating activities                                 34.3           30.7          40.1
 Net cash provided by / (used in) investing activities                     (8.0)         (24.5)         59.5
 Net cash used in financing activities                                   (109.4)         (37.8)        (98.5)
                                                                      -------------  ------------  ------------

 Net increase / (decrease) in cash and cash equivalents                   (83.1)         (31.6)          1.1
 Cash and cash equivalents under U.S. GAAP, beginning of year             140.9           57.8          26.2
                                                                      -------------  ------------  ------------

 Cash and cash equivalents under U.S. GAAP, end of year                    57.8           26.2          27.3
                                                                      =============  ============  ============


RESTRUCTURING COSTS

During the year ended December 31, 1999, Premier recorded a restructuring charge of (pound)39.2m related to factory closures and severance provisions. The severance plan related to employees at Premier's Moreton factory and the Forfar and North Walsham sites of HL Foods, together with the integration of administration functions at HL Foods' head office site at Long Sutton and Chivers Hartley's head office site at Histon. This restructuring together with capital expenditure driven efficiencies resulted in the severance of approximately 75 administration and 700 manufacturing positions in Premier's canning and preserves businesses and 150 administration and 400 manufacturing positions in Premier's beverages and biscuits businesses.

For the year ended December 31, 2000, a restructuring charge of (pound)2.3m relates to the relocation of Premier's French biscuits distribution operation, which has been retained following the disposal of Horizon Biscuits. The restructuring charge covers the redundancy of approximately 25 sales and administration staff, the termination of sales agency contracts and distribution contracts.

For the year ended December 31, 2001, the restructuring charge of (pound)12.2m relates to the (i) integration of the administration functions of Premier Brands with those of HL Foods and Chivers Hartley. The charge includes the redundancy costs of approximately 165 administration staff; (ii) the relocation of the manufacturing facilities of Stratford on Avon Foods Limited to our existing sites at Long Sutton and Bury St Edmunds. The charge includes the redundancy costs of approximately 130 production and administration staff; and (iii) further costs from the relocation of Premier's French biscuits distribution operation, which has been retained following the disposal of Horizon Biscuits. The (pound)1.8m restructuring provision at December 31, 2001, represents the costs still to be incurred in relation to the integration of Premier Brands France, Premier's French biscuit distribution company, into Materne, Premier's French preserves and compote manufacturing and selling operation. The costs comprise anticipated payments arising from the reorganisation of distribution and logistics arrangements.

CUSTOMER BASE

In 2001, Premier had sales to one customer who represented than 10% of Premier's total sales (2000: one, 1999: one). The customer represented 12% of Premier's total sales in 2001 (2000: 11%, 1999 11%).

                         PREMIER INTERNATIONAL FOODS PLC

LEASE COMMITMENTS

The following is a summary of future minimum lease payments for all leases with terms greater than one year:

                                                  OPERATING      FINANCE
                                                   LEASES        LEASES
                                                  (POUND)M      (POUND)M
Fiscal year ending December 31,
  2002                                                 5.3           0.3
  2003                                                 3.8           0.1
  2004                                                 1.8           -
  2005                                                 1.1           -
  2006                                                 0.8           -
  Thereafter                                           3.5           -
                                                 ------------  ------------

Total future minimum lease payments                   16.3           0.4
                                                 ============
Less amount representing interest                                   (0.2)
                                                               ------------
Present value of net minimum lease payments                          0.2
Less current maturities                                             (0.1)
                                                               ------------

Long term obligation                                                 0.1
                                                               ============


Total rent expense on operating leases was(pound)6.0m (2000:(pound)8.4m, 1999:(pound)9.3m).

COMPREHENSIVE INCOME

Comprehensive income is defined as the change in net assets of a business enterprise arising from transactions and other events and circumstances from non-owner sources. It includes all changes in net assets during the reporting period except those resulting from investments by owners and distributions to owners. The disclosures required for comprehensive income under U.S. GAAP are substantially similar to those presented in the Statement of Total Recognised Gains and Losses as prepared under U.K. GAAP.

ALLOWANCE FOR DOUBTFUL RECEIVABLES              1999          2000          2001
                                              (POUND)M      (POUND)M      (POUND)M
Balance at January 1                             1.0            1.0           0.8
Acquisitions / (disposals)                       -              -             0.2
Charged to costs and expenses                    0.2            0.3           0.6
Deductions                                      (0.2)          (0.5)         (0.1)
                                             ------------  ------------  ------------

Balance at December 31                           1.0            0.8           1.5
                                             ============  ============  ============


INVENTORY OBSOLESCENCE PROVISION                1999          2000          2001
                                              (POUND)M      (POUND)M      (POUND)M

Balance at January 1                               2.8           4.6           5.5
Charged to costs and expenses                      4.2           2.6           6.3
Deductions                                        (2.4)         (1.7)         (1.8)
                                             ------------  ------------  ------------

Balance at December 31                             4.6           5.5          10.0
                                             ============  ============  ============


ADVERTISING EXPENSE

Costs associated with advertising are expensed in the year incurred. Premier incurred(pound)3.9m of advertising expenses during 2001 (2000: (pound)6.9m, 1999:(pound)6.6m).

EXCISE TAXES

Premier was charged and in turn collected (pound)3.6m (2000: (pound)102.1m, 1999: (pound)79.1m) of excise taxes during 2001. The decrease in excise taxes charged and in turn collected is due to the sale of FE Barber Limited in January 2001, which was the principal subsidiary of Premier which charged and collected excise taxes.

                         PREMIER INTERNATIONAL FOODS PLC

LONG LIVED ASSETS ANALYSED BY GEOGRAPHICAL REGION                                LONG LIVED
                                                                                   ASSETS
                                                                     1999          2000          2001
                                                                   (POUND)M      (POUND)M      (POUND)M
By geographic region:
  U.K.                                                                144.5         142.2         103.2
  Mainland Europe                                                      11.9          12.6          12.8
                                                                  ------------  ------------  ------------

                                                                      156.4         154.8         116.0
                                                                  ============  ============  ============

The long lived assets detailed above are presented under U.S. GAAP accounting standards and exclude the revaluation permitted under U.K. GAAP accounting standards.

RELATED PARTY TRANSACTION

Citadel, a subsidiary of Premier Holdings, provides Premier with insurance services. Premier paid Citadel insurance premium payments for the years ended December 31, 2001, 2000 and 1999 of (pound)0.5m, (pound)0.6m and (pound)1.2m respectively.

PRO FORMA RESULTS OF OPERATIONS

The following unaudited pro forma information presents the results of operations of Premier under U.K. GAAP, giving pro forma effect to the following acquisitions as if they had occurred as of January 1, 2000: (i) SonA; (ii) Lift; and (iii) Nelsons.

                                            (UNAUDITED)
                                      YEAR ENDED DECEMBER 31,
                                        2000          2001
                                      (POUND)M      (POUND)M

Net sales                               1,085.3         868.8
                                     ============  ============

Operating profit                           73.0          64.3
                                     ============  ============

The pro forma results are not necessarily indicative of what actually would have occurred if the SonA acquisition, the Lift instant lemon tea acquisition, and the Nelsons acquisition had been in effect for the periods presented, nor should they be considered indicative of future results.

OTHER CLASSIFICATION DIFFERENCES

CONSOLIDATED PROFIT AND LOSS ACCOUNTS

Under U.K. GAAP, discontinued operations are recorded when material and separable operations are sold either during the year or by the earlier of the finalisation of the annual accounts or three months subsequent to year-end. Discontinued operations are disclosed separately within the financial statements and related notes thereto and prior year comparative figures are restated to reflect the discontinuance. Under U.S. GAAP, disposals of businesses that do not constitute separate business segments are not accounted for as discontinued operations, and are recorded and disclosed as asset sales within continuing operations.

Under U.K. GAAP, items classified as exceptional do not meet the definition of "extraordinary" under U.S. GAAP, and accordingly are classified as operating expenses or non-operating expenses as appropriate.

Under U.K. GAAP, shipping and handling costs are included in selling and distribution costs. Under U.S. GAAP, shipping and handling costs are included in cost of sales.

CONSOLIDATED BALANCE SHEETS

Under U.K. GAAP, Premier classifies non-current receivables due later than one year as current assets. Non-current receivables are classified as non-current assets under U.S. GAAP.

Under U.K. GAAP, debt issuance costs are netted against the related debt balances and are amortised over the term of the underlying debt. Under U.S. GAAP, debt issuance costs are capitalised as assets on the balance sheet, separate from the related debt, and are amortised over the term of the underlying debt.

                         PREMIER INTERNATIONAL FOODS PLC

RECENTLY ISSUED ACCOUNTING STANDARDS

U.K.

FRS 19, 'DEFERRED TAX'

FRS 19 introduces a form of `full' provision for accounting for deferred tax (called the "incremental liability" approach) that replaces the `partial' provision method in SSAP 15. Deferred tax should be provided on timing differences that have originated but not reversed by the balance sheet date, but only when the entity has an obligation to pay more tax in the future as a result of the reversal of those timing differences.

Premier will implement FRS 19 with effect from January 1, 2002.

UNITED STATES

SFAS NO. 141 AND SFAS NO. 142

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141, Business Combinations ("SFAS 141"). The Statement is effective for all business combinations initiated after June 30, 2001 and for all business combinations accounted for by the purchase method that are completed after June 30, 2001. SFAS 141 prohibits the pooling-of-interests method of accounting for business combinations and prescribes the initial recognition and measurement of goodwill and other intangible assets, accounting for negative goodwill and the required disclosures in respect of business combinations. Premier has adopted SFAS 141 on accounting for the acquisitions of Lift and Nelsons, which were completed in September 2001 and October 2001 respectively.

In July 2001, the FASB issued Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("SFAS 142"). The Statement is effective for Premier's fiscal year beginning January 1, 2002. FAS 142 requires that goodwill, including previously existing goodwill, and intangible assets with indefinite useful lives not be amortized. Reporting units must be identified for the purpose of assessing potential future impairments of goodwill. The assessment of whether goodwill has been impaired must be performed at least annually. Intangible assets with finite useful lives will continue to be amortized over their estimated useful lives. However, the forty-year limitation on the amortization period of intangible assets that have indefinite lives has been removed.

SFAS 142 requires that goodwill be tested annually for impairment using a two-step process. The first step is to identify a potential impairment and, in transition, this step must be measured as of the beginning of the fiscal year. However, a company has six months from the date of adoption to complete the first step. The second step of the goodwill impairment test measures the amount of the impairment loss (measured as of the beginning of the year of adoption), if any, and must be completed by the end of the company's fiscal year. Intangible assets deemed to have an indefinite life will be tested for impairment using a one-step process, which compares the fair value to the carrying amount of the asset as of the beginning of the fiscal year.

Premier will adopt the provisions of SFAS 142 with effect from January 1, 2002. At December 31, 2001, Premier had unamortized goodwill of (pound)33.5m under U.S. GAAP, which will be subject to the transition provisions of SFAS 142. Amortization expense under U.S. GAAP related to goodwill was (pound)5.9m, (pound)7.1m and (pound)19.2m for the years ended December 31, 2001, 2000 and 1999, respectively. Because of the extensive effort needed to comply with adopting SFAS 142, it is not practicable to reasonably estimate the impact of adopting SFAS 142 on Premier's financial statements, including whether any transitional impairment losses will be required to be recognized as the cumulative effect of a change in accounting principles.

SFAS NO. 143

FASB Statement No. 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets" ("SFAS 143"), was issued in July 2001. This standard will be effective for Premier's fiscal year beginning January 1, 2003 and provides the accounting requirements for retirement obligations associated with tangible long-lived assets. The standard requires that the obligation associated with the retirement of tangible long-lived assets be capitalized into the asset cost at the time of initial recognition. The liability is then discounted to its fair value at the time of recognition using the guidance provided by that standard. The requirements of this standard will be reflected as a cumulative effect adjustment to income. Premier has not completed its evaluation of the impact of SFAS No. 143 on the Group's results of operations, financial position, or liquidity.

                         PREMIER INTERNATIONAL FOODS PLC

SFAS NO. 144

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). The objectives of SFAS 144 are to address issues relating to the implementation of FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS 121"), and to develop a single accounting model based on the framework established in SFAS 121, for long-lived assets to be disposed of by sale. The standard requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, the standard expands the scope of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and will be eliminated from the ongoing operations of the entity in a disposal transaction. This statement will be effective for Premier's fiscal year beginning January 1, 2002, and generally, its provisions are to be applied prospectively. Premier is currently evaluating the impact of this statement on the its results of operations, financial position, or liquidity.


25. POST BALANCE SHEET EVENT (UNAUDITED)

On May 3, 2002 Premier entered into an agreement to acquire the ambient food business of Nestle in the U.K. and Republic of Ireland. The acquisition of the U.K. business was completed on May 27, 2002. The completion of the acquisition of the Irish business is subject to clearance by the relevant competition authorities. The ambient foods businesses that are being acquired span a broad range of product categories, including pickles, vinegars, sauces, sweet spreads, preserves, ambient desserts and dehydrated foods. The purchase price of (pound)135m was funded by additional borrowings under the Senior Credit Facility.