Form 20-F
period 2002-12-31
PREMIER INTERNATIONAL FOODS PLC
filed 2003-06-30
CIK 1116888

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal Year Ended December 31, 2002

OR

☐ TRANSACTION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number: 33-312188

PREMIER FOODS PLC
(formerly Premier International Foods plc)
(Exact Name of Registrant as Specified in Its Charter)

England and Wales
(Jurisdiction of Incorporation or Organization)

28 The Green, Kings Norton, Birmingham, B38 8SD, United Kingdom
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

$200,000,000 12% Senior Notes due 2009

£75,000,000 12¼% Senior Notes due 2009

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report:

None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.          ☒   Yes    ☐    No

Indicate by check mark which financial statement item the registrant has elected to follow.

☐   Item 17        ☒   Item 18

FORM 20-F

TABLE OF CONTENTS

PART I

Item 1.	Identity of Directors, Senior Management and Advisors

Item 2.	Offer Statistics and Expected Timetable

Item 3.	Key Information

Certain Terminology
Market Share Information
Cautionary Statement Regarding Forward-Looking Statements
	A.	Selected Financial Data
	B.	Capitalization and Indebtedness
	C.	Reasons for the Offer and Use of Proceeds
	D.	Risk Factors

Item 4.	Information on the Company

	A.	History and Development of the Company
	B.	Business Overview
	C.	Organizational Structure
	D.	Property, Plants and Equipment

Item 5.	Operating and Financial Review and Prospects

	A.	Operating Results
	B.	Liquidity and Capital Resources
	C.	Research and Development
	D.	Trend Information

Item 6.	Directors, Senior Management and Employees

	A.	Directors and Senior Management
	B.	Compensation
	C.	Board Practices
	D.	Employees
	E.	Share Ownership

Item 7.	Major Shareholders and Related Party Transactions

	A.	Major Shareholders
	B.	Related Party Transactions

Item 8.	Financial Information

	A.	Consolidated Statements and Other Financial Information
	B.	Significant Changes

Item 9.	The Offer and Listing

	A.	Offer and Listing Details
	B.	Plan of Distribution
	C.	Markets
	D.	Selling Shareholders
	E.	Dilution
	F.	Expenses of the Issue

Item 10.	Additional Information

	A.	Share Capital
	B.	Memorandum and Articles of Association
	C.	Material Contracts
	D.	Exchange Controls
	E.	Taxation
	F.	Dividends and Paying Agent
	G.	Statement by Experts
	H.	Documents on Display
	I.	Subsidiary Information

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

Item 12.	Description of Securities Other than Equity Securities

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Item 14.	Material Modification to the Rights of Security Holders and Use of Proceeds

Item 15.	Controls and Procedures

Item 16.	[Reserved]

PART III

Item 17.	Financial Statements

Item 18.	Financial Statements

Item 19.	Exhibits

PART I

Item 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.

                Not applicable.

Item 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

                Not applicable.

Item 3.    KEY INFORMATION

CERTAIN TERMINOLOGY

Unless otherwise indicated, references to “Premier”, “the Group”, “we”, “us”, “our” and “ours” in this Annual Report are to Premier Foods plc (formerly Premier International Foods plc) and its consolidated subsidiaries.  “Annual Report” refers to this Annual Report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act 1934 on Form 20-F.  The “Company” refers to Premier Foods plc (formerly Premier International Foods plc) excluding its consolidated subsidiaries.  “Premier Holdings” refers to Premier Foods (Holdings) Limited, our immediate parent company (formerly known as Premier Holdings Limited, itself formerly known as Hillsdown Holdings Limited).  “Premier Financing” refers to Premier Financing Limited, our wholly owned subsidiary.  “Premier Investments” refers to Premier Foods Investments Limited, our ultimate U.K. parent company. “Hicks Muse” refers to Hicks, Muse, Tate & Furst Limited and its affiliates.  The “Notes” refers to our $200,000,000 12% Senior Notes due 2009 and £75,000,000 12¼% Senior Notes due 2009.  The “Indenture” refers to the Indenture, dated as of August 10, 1999, between Premier and Bankers Trust Company, as Trustee.  The “Senior Credit Facility” refers to the bank credit facility we have under the Senior Facilities Agreement with J.P. Morgan plc and Barclays Capital as arrangers, JPMorgan Chase Bank and Barclays Bank plc as underwriters, with J.P. Morgan Europe Limited as agent and security agent.  “SEC” refers to the U.S. Securities and Exchange Commission.  Unless otherwise indicated herein, references to 2002, 2001 and 2000 refer to the fiscal years ended December 31, 2002, 2001 and 2000, respectively. “U.K.” refers to the United Kingdom of Great Britain and Northern Ireland.  “U.K. GAAP” refers to generally accepted accounting principles in the U.K.    “U.S. GAAP” refers to generally accepted accounting principles in the U.S.  The “U.S.” and “United States” refer to the United States of America.  “E.U.” refers to the European Union.

MARKET SHARE INFORMATION

The market, industry and product segment data contained herein have been derived from industry and other sources available to us and adjusted based on our management’s industry and other experience.  Unless otherwise indicated, market share and segment data are based on volume of sales made in the U.K. (or France) and in certain product markets in the U.K. and Ireland.  Market share data are derived from information gathered by A.C. Nielsen for the year 2002, as adjusted by our management for factors not considered in the raw source data.  While our management believes that its estimates derived from such sources, including those with respect to market position, are reasonable, we cannot assure you as to their accuracy.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report includes statements that are, or may deemed to be, “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995).  These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “intends,” “may,” “will” or “should” or, in each case, their negative, or other variations or comparable terminology.  These forward-looking statements include all matters that are not historical facts.  They appear in a number of places throughout this Annual Report and include statements regarding Premier’s intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industries in which we operate.

We make these forward-looking statements based on our current expectations, assumptions, estimates and projections about us and our industry that address, among other things:

•                       our ability to leverage our leading market positions, flexible manufacturing capabilities and strong relationships with retailers in the U.K. to introduce both new products and product line extensions;

•                       our ability to increase our sales in continental Europe by leveraging our existing distribution and manufacturing capabilities in France and Holland;

•                       the competitive environment in the food market in general and in our specific market areas and our ability to expand our business and develop additional revenue sources;

•                       our substantial leverage and our ability to meet our debt obligations; and

•                       our ability to integrate our acquisitions successfully.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future.  We caution you that forward-looking statements are not guarantees of future performance and that Premier’s actual results of operations, financial condition and liquidity, and the development of the industries in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this Annual Report.  In addition, even if Premier’s results of operations, financial condition and liquidity, and the development of the industries in which we operate are consistent with the forward-looking statements contained in this Annual Report, those results or developments may not be indicative of results or developments in subsequent periods.

We urge you to read Item 3.D. “Risk Factors,” Item 4. “Information on the Company,” Item 5. “Operating and Financial Review and Prospects,” Item 8. “Financial Information” and Item 18. “Financial Statements” for a more complete discussion of the factors that could affect our future performance and the industries in which we operate.  In light of these risks, uncertainties and assumptions, the forward-looking events described in this Annual Report may not occur.

We undertake no obligation to publicly update or publicly revise any forward-looking statement, whether as a result of new information, future events or otherwise.  All subsequent written and oral forward-looking statements attributable to us or persons acting on Premier’s behalf are expressly qualified in their entirety by the cautionary statements referred to above and contained elsewhere in this Annual Report.

A.            Selected Financial Data

We have prepared the following selected historical combined and consolidated financial data as of and for each of the five years in the period ended December 31, 2002.  The selected historical consolidated financial data as of December 31, 2001 and December 31, 2002 and for each of the years ended December 31, 2000, December 31, 2001 and December 31, 2002 are derived from our historical consolidated financial statements included elsewhere in this Annual Report.  The selected historical combined and consolidated financial data as of December 31, 1998, December 31, 1999 and December 31, 2000 and for each of the years ended December 31, 1998 and December 31, 1999 are derived from our historical combined and consolidated financial statements not included in this Annual Report.

The audited selected historical combined and consolidated financial statements of Premier have been prepared in accordance with U.K. GAAP, which differs in certain material respects from U.S. GAAP.  The principal differences between U.K. GAAP and U.S. GAAP are summarized in Note 24 to our audited historical financial statements included elsewhere in this Annual Report.

You should read the following information in conjunction with the discussion of our operating results and liquidity and capital resources included in Item 5.A. “Operating Results” and Item 5.B. “Liquidity and Capital Resources” and our audited historical combined and consolidated financial statements and the related notes thereto included elsewhere in this Annual Report.

Selected Historical Financial Data

	1998(9)	1999(9)	2000(9)	2001(9)	2002	2002(1)
	£ millions except for EBITDA margin
Profit and Loss Data:
Amounts in accordance with U.K. GAAP:
Turnover
Continuing	£800.9	£854.3	£818.5	£845.2	£826.7	$1,330.6
Acquisitions (2)	—	—	—	—	55.6	89.5
Discontinued	289.3	234.8	215.1	4.1	0.2	0.3
Subtotal	£1,090.2	£1,089.1	£1,033.6	£849.3	£882.5	$1,420.4
Operating profit (before operating exceptional items) (3)
Continuing	£46.4	£54.7	£60.1	£64.3	£70.7	$113.8
Acquisitions (2)	—	—	—	—	6.9	11.1
Discontinued	11.9	9.4	9.1	(0.8)	(0.1)	(0.2)
Subtotal	£58.3	£64.1	£69.2	£63.5	£77.5	$124.7

Profit / (loss)	£29.1	£(32.6)	£(8.6)	£(28.5)	£16.3	$26.2

Amounts in accordance with U.S. GAAP:
Net sales	£1,090.2	£1,089.1	£1,033.6	£849.3	£882.5	$1,420.4
Income / (loss) from operations (4)	24.5	(13.1)	58.1	90.4	60.8	97.9
Net income / (loss)	£2.0	£(45.5)	£(13.4)	£37.8	£14.1	$22.7

Other Financial Data:
Amounts derived under U.K. GAAP:
EBITDA (5)	£81.5	£87.7	£91.5	£82.1	£103.1	$165.9
EBITDA margin (6)	7.5%	8.1%	8.9%	9.7%	11.7%	11.7%
Depreciation and amortization (7)	£23.2	£23.6	£22.3	£18.6	£26.0	$41.8
Capital expenditure (8)	44.1	23.0	26.5	20.1	17.3	27.8

Amounts derived under U.S. GAAP:
EBITDA (5)	£75.9	£29.7	£87.5	£112.9	£81.3	$130.9
EBITDA margin (6)	7.0%	2.7%	8.5%	13.3%	9.2%	9.2%
Depreciation and amortization (7)	£51.4	£42.8	£29.4	£22.5	£20.5	$33.0
Capital expenditure (8)	44.1	23.0	26.5	20.1	17.3	27.8

Balance Sheet Data (at end of period):
Amounts in accordance with U.K. GAAP:
Total assets	£679.1	£557.2	£516.3	£419.3	£546.5	$879.6
Net combined assets	140.0	N/a	N/a	N/a	N/a	N/a
Shareholder’s deficit	N/a	(198.6)	(214.4)	(167.3)	(149.8)	(241.1)

Amounts in accordance with U.S. GAAP:
Total assets	£734.6	£603.3	£579.0	£484.6	£614.0	$988.2
Net combined assets	173.7	N/a	N/a	N/a	N/a	N/a
Shareholder’s deficit	N/a	(172.9)	(187.3)	(126.8)	(111.5)	(179.5)

See accompanying notes on the following pages.

(1)                                 Amounts have been translated for convenience at the noon buying rate on December 31, 2002 of $1.6095 to £1.00.

(2)                                 Acquisitions comprise the acquisition of the ambient foods manufacturing business in the U.K. of Nestlé SA.

(3)                                 Aggregate U.K. GAAP exceptional items include both operating and non-operating exceptional items.  See Note 3 to our audited historical consolidated financial statements for further information on operating and non-operating exceptional items for each of 2000, 2001 and 2002.

(4)                                 Income / (loss) from operations in accordance with U.S. GAAP is defined herein as the sum of earnings from all operations, in each case before related net interest expense and taxation expense.

                                                The following table reconciles operating profit in accordance with U.K. GAAP to income from operations in accordance with U.S. GAAP:

	Year Ended December 31,
	2000	2001	2002
	£ millions
Operating profit (before operating exceptional items) in accordance with U.K. GAAP	£69.2	£63.5	£77.5
Operating exceptional items as defined under U.K. GAAP	(1.6)	(12.2)	(16.8)
Non-operating exceptional items under U.K. GAAP	(5.8)	(26.2)	(2.0)
U.S. GAAP adjustments:
Pension costs	3.4	5.2	0.1
Amortization of goodwill	(7.1)	(5.9)	3.1
Derivative financial instruments	—	0.9	(0.5)
Adjustments to U.K. GAAP loss on sale of discontinued operations	—	65.1	—
Amortization of intangible assets	—	—	(0.6)

Income from operations in accordance with U.S. GAAP	£58.1	£90.4	£60.8

(5)                                 We are required under the terms of the Indenture to provide, to the trustee and the holders of the Notes, all quarterly financial statements that would be required by Form 10-Q in U.K. GAAP with a reconciliation to U.S. GAAP of EBITDA, total assets, total debt and shareholders’ equity.  We have, therefore, included U.S. EBITDA in our selected financial information.  In addition, our banking covenants under the Senior Credit Facility require ratios of total net interest and total net debt to EBITDA.  We have, therefore, included U.K. EBITDA in our selected financial information.  Furthermore, we believe that the investor community commonly uses EBITDA, calculated in the manner defined below, as a measure of the operating performance of businesses.

As presented herein, EBITDA represents, for U.K. GAAP presentation purposes, operating profit before both operating and non-operating exceptional items and depreciation and amortization of intangible assets and pension prepayments and any other non-cash income and non-cash charges.  This definition is in accordance with the definition of EBITDA in our Senior Credit Facility.

EBITDA, as calculated for U.S. GAAP presentation purposes, represents the sum of earnings from all operations, in each case before related net interest expense, taxation expense, depreciation and amortization of goodwill and intangible assets.

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

The following table reconciles operating profit presented under U.K. GAAP to EBITDA presented under U.K. GAAP to EBITDA:

	Year Ended December 31,
	2000	2001	2002
	£ millions
Operating profit before operating exceptional items presented under U.K. GAAP	£69.2	£63.5	£77.5

Depreciation of fixed assets charged to operating profit	22.0	16.1	18.8
Amortization of goodwill	0.3	0.4	3.1
Amortization of intangible assets	—	0.1	1.1
Amortization of pension prepayment	—	2.0	2.6

EBITDA presented under U.K. GAAP	£91.5	£82.1	£103.1

The following table reconciles income from operations presented under U.S. GAAP to EBITDA presented under U.S. GAAP:

	Year Ended December 31,
	2000	2001	2002
	£ millions
Income from operations presented under U.S. GAAP	£58.1	£90.4	£60.8

Depreciation of fixed assets charged to operating profit	22.0	16.1	18.8
Amortization of goodwill	7.4	6.3	—
Amortization of intangible assets	—	0.1	1.7

EBITDA presented under U.S. GAAP	£87.5	£112.9	£81.3

The following table reconciles EBITDA presented under U.K. GAAP to EBITDA presented under U.S. GAAP:

	Year Ended December 31,
	2000	2001	2002
	£ millions
EBITDA presented under U.K. GAAP	£91.5	£82.1	£103.1
U.S. GAAP adjustments:
Derivative financial instruments	—	0.9	(0.5)
Operating exceptional items	(1.6)	(12.2)	(16.8)
Non-operating exceptional items	(5.8)	(26.2)	(2.0)
Sale of discontinued businesses	—	65.1	—
Pension costs	3.4	3.2	(2.5)

EBITDA presented under U.S. GAAP	£87.5	£112.9	£81.3

(6)                                 As presented herein, EBITDA margin represents, for U.K. GAAP presentation purposes, EBITDA divided by turnover from both continuing and discontinued operations.  EBITDA margin as calculated for U.S. GAAP presentation purposes represents EBITDA divided by turnover.  EBITDA margin is not a measure of operating performance calculated in accordance with U.S. GAAP or U.K. GAAP, and should not be considered as a substitute for operating income, profit after taxes or cash flows from operating activities, as determined by U.S. GAAP or U.K. GAAP, or as a measure of profitability or liquidity.  EBITDA margin does not necessarily indicate whether cash flow will be sufficient or available for cash requirements.  EBITDA margin may not be indicative of the historical operating results of Premier and is not meant to be a prediction of potential future results.  Because all companies do not calculate EBITDA margin identically, the presentation of EBITDA margin contained herein may not be comparable to similarly entitled measures of other companies.

(7)                                 Under U.K.GAAP, depreciation and amortization consists of (i) depreciation of tangible fixed assets; (ii) amortization of intangible assets and goodwill; and (iii) amortization of pension prepayment. Under U.S.GAAP, Depreciation and amortization consists of (i) depreciation of tangible fixed assets; and (ii) amortization of intangible assets and goodwill.

(8)                                 Capital expenditure comprises the cash expenditure for the purchase of tangible fixed assets, together with capital lease funds applied to capital expenditure.  Capital expenditure in 1998 includes £14.0 million for the purchase of the freehold estate of one of our major sites from a related company of Premier Holdings.

(9)                                  The historical financial data for 2000 and 2001 has been restated for the impact of FRS 19 “Deferred tax”. The historical financial data for 1998 and 1999 has not been restated for the impact of FRS 19 “Deferred tax”.  The historical financial data for 1998 has not been restated as a result of the change in accounting policy in 2001 to classify certain sales deductions as a reduction in “sales” rather than “cost of sales” and certain promotional expenditure as “selling and distribution costs” rather than a reduction in “sales”.

(10)                            We have not presented any selected financial information on a per share basis as Premier is 100% owned by Premier Holdings and therefore data on a per share basis is not relevant.

Exchange Rates

In this Annual Report, unless otherwise specified or the context otherwise requires, all references to “pound(s) sterling” or “£” are to the lawful currency of the U.K., all references to “U.S. dollar(s)” or “$” are to the lawful currency of the U.S.  We make no representation that any amount translated in this Annual Report could have been or could be converted at any of the rates indicated below.

Solely for your convenience, we have translated certain financial information in this Annual Report from pounds sterling to dollars at the rate of £1.00=$1.6095, the noon buying rate in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2002 (the “noon buying rate”).

The following table sets forth, for the periods indicated, certain information concerning the noon buying rate of the Federal Reserve Bank of New York for pounds sterling expressed in dollars per £1.00.

Year ended December 31,	Period end(1)	Average Rate (2)	High	Low

1998	1.6994	1.6534	1.7065	1.6120
1999	1.6150	1.6171	1.6765	1.5515
2000	1.4938	1.5163	1.6569	1.3945
2001	1.4543	1.4396	1.5045	1.3730
2002	1.6095	1.5873	1.6095	1.4074

(1)                                  Represents the noon buying rate on the last business day of the period.

(2)                                  The average of the exchange rates on the last business day of each full month during the relevant period.

The following table sets forth, for the periods indicated, the high and low noon buying rates for dollars to pounds sterling.

Month and Year	High	Low
December 2002	1.6095	1.5553
January 2003	1.6482	1.5975
February 2003	1.6480	1.5727
March 2003	1.6129	1.5624
April 2003	1.6000	1.5500
May 2003	1.6484	1.5930

The noon buying rate on June 27, 2003 was £1.00=$1.6492.

For a discussion of the impact of exchange rate fluctuations on our operating results, see Item 11. “Quantitative and Qualitative Disclosures about Market Risk”.

B.            Capitalization and Indebtedness

Not applicable.

C.                                    Reasons for the Offer and Use of Proceeds

Not applicable.

D.            Risk Factors

The risks and uncertainties described below are not the only ones facing us.  Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations.  If any of the following risks or such other risks actually occur, our business could be harmed.

Substantial Leverage — Our substantial debt could adversely affect our financial health and prevent us from fulfilling our obligations under the Notes.

We have a large amount of debt when compared to the consolidated equity of our stockholders.  As of December 31, 2002, our total net debt before deducting capitalized debt issuance costs was approximately £460.7 million and stockholders’ deficit was approximately £149.8 million.  Our substantial leverage has important consequences to you, including the risk that we may not be able to generate sufficient cash flow from our operations to service our debt, including the Notes, or to invest in our business.

We anticipate that we will continue to have substantial leverage for the foreseeable future.  This leverage poses the risks that:

•                  a significant portion of our cash flow from our operations must be dedicated to servicing our debt;

•                  our ability to obtain additional financing for working capital, capital expenditures or business opportunities may be impaired;

•                  we may be substantially more leveraged than certain of our competitors, which may place us at a competitive disadvantage; and

•                  our flexibility to plan for or react to changing market conditions could be limited and we could be more vulnerable to a downturn in general economic conditions or in our industry or business.

Restrictions on Operations — Our debt agreements contain significant restrictions limiting our flexibility in operating our business.

Various covenants contained in our debt instruments limit or may limit our ability to:

•                  borrow money;

•                  use assets as security in other transactions;

•                  make certain asset dispositions;

•                  make investments;

•                  enter into transactions with affiliates other than on arm’s-length terms; and

•                  pay dividends or make other distributions.

These covenants could materially and adversely affect our ability to finance our future operations or capital needs or to engage in other business activities that may be in our best interest.

Ability to Service Debt — To service our debt, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

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

In connection with this risk factor, you should also read Item 5.B. “Liquidity and Capital Resources” and our audited historical combined and consolidated financial data and the accompanying notes included elsewhere in this Annual Report.

Significant Competition — We offer products in highly competitive markets. Our failure to compete effectively could adversely affect our results of operations.

Competition within the grocery business is intense.  The market share is concentrated among a small number of well-established companies that operate on both a national and international basis with single- or multiple-branded product lines.  We face competition throughout our product lines from these and other companies, in both the branded and private-label products segments.  Our competitors have varying abilities to withstand changes in market conditions.  Some of our competitors are multinational conglomerates with greater financial resources and flexibility than we have.  Our ability to compete effectively will require continuous efforts in sales and marketing of our existing products, development of new products and cost rationalization.  Furthermore, we cannot predict the pricing or promotional actions of our competitors or their effect on our ability to market and sell our products.  We cannot assure you that our sales volume or market shares would not be adversely affected by negative consumer reaction to our higher prices as a result of any price reduction or promotional sales undertaken by our competitors or that we will not be forced to reduce our prices to meet our competition or that we will otherwise be able to compete effectively.  For further information on competition and our competitors in the sectors in which we compete, see Item 4.B. “Business Overview—Company Products.”

Dependence on Raw Materials — Our inability to pass price increases of raw materials on to our customers or to source raw material of acceptable quality could adversely affect our results of operations.

We purchase the raw materials used in our products from numerous suppliers.  The prices of many of these raw materials are affected by, among other things, agricultural polices of the U.K. and, to a certain extent, the policies of the European Union.  In addition, severe weather conditions, such as floods, droughts or frosts, may affect the supply and price of one or more of our raw materials.  If the supply of any of our raw materials is adversely affected by adverse weather conditions, we cannot assure you that we will be able to obtain sufficient supplies from other sources.

The industry is facing increasing consumer sentiment in Europe against the use of genetically modified ingredients.  While we have made efforts to avoid the use of genetically modified ingredients and have been largely unaffected by this issue, some of our products still contain genetically modified ingredients and remain sensitive to consumer perception.  Replacement of these genetically modified ingredients with non-genetically modified alternatives may not be possible or may only be possible at significantly higher prices.

Movement in the price levels of our raw materials can have a corresponding impact on finished product costs and, therefore, on our gross margins.  Our ability to pass through increases in the cost of raw materials to our customers depends upon competitive conditions and pricing methods employed in the various markets in which we operate.

Seasonality and Quarterly Fluctuations — Our results of operations are subject to seasonal fluctuations.

Historically, our sales have been higher during the first and fourth quarters than during the second and third quarters.  Within our canned foods, pickles and sauces business, consumer demand for canned foods tends to be higher in the colder months of the year, with increased sales during the autumn and winter and lower sales during the spring and summer and we generally have a significant increase in sales of our pickles and sauces during the pre-Christmas period.  Our hot chocolate drinks business is affected by seasonal changes in temperature, with sales usually declining during the warm summer months.  In addition, our working capital requirements are affected by the seasonal nature of our sales and production as a portion of our seasonal canned products is packed during the months from July to September. Because of the seasonal fluctuations, the results of our operating performance for any particular quarter will not necessarily be indicative of our results for the full year or future years.  For further information on the effects of seasonality on our business, see Item 5.A. “Operating Results—Seasonality.”

Consolidation of Retail Food Industry in the U.K. — Our ability to compete in the retail food industry could be significantly affected if the consolidation of grocery retailers continues.

In recent years, there has been increased consolidation among the major grocery retailers in the U.K. as well as in continental Europe.  In 1998, two of the major retail food chains in the U.K., Somerfield and KwikSave, merged.  In addition, Wal-Mart entered the U.K. market through its 1999 acquisition of ASDA, one of the U.K.’s largest grocery retailers.  In continental Europe, two major grocery retailers, Carrefour and Promodes, merged in 1999 to create the largest retailer in France.  In January 2003, Morrisons made an offer for Safeway.  Interest has also been expressed by a number of other major multiple retailers and financial investors.

As of the 12 weeks to March 30, 2003, the five largest grocery retailers had a combined market share of 75% of the grocery market in the U.K. (source: Taylor Nelson Sofres).  This in turn gives them significant leverage over their suppliers in dictating pricing and quality of product.  This leverage may lower our margins.  Further consolidation among the major grocery retailers may increase price competition among suppliers to the major retail food chains, and may ultimately lead to greater consolidation among such suppliers.  The major grocery retailers and manufacturers frequently engage in pricing campaigns such as “Everyday Low Price” and “Buy One/Get One Free” in order to promote their products and gain market share.  These campaigns have generally lowered our margins by increasing our short-term promotion costs, but this effect is partially offset by the additional sales made as a result of these campaigns.    While we believe that our relationships with our retail customers are strong, the continuation of the trend of consolidation could have a material adverse impact on our results of operations.

Consumer Preferences and Legislation — Trends in consumer preferences and legislation may adversely affect our sales and cost base.

There are a number of trends which impact on our industry and us in particular.  These include, among others an increase in consumers’ preferences for branded rather than own label products, for fresh and chilled and convenience products, for “organic” products and the potential implications of genetically modified ingredients.  An increase in the legislation regarding the food industry with particular regard to food safety and consumer information will also impact our business.

We are responding to all these actively to take advantage of opportunities and limit any negative impacts.

Government and European Regulation — We are subject to extensive regulation.

As a manufacturer of products intended for human consumption, we are subject to extensive governmental regulation.  We are subject to regulations in the U.K. with respect to product composition, packaging, labeling, advertising and safety of our products, the health, safety and working conditions of our employees and our competitive and marketplace conduct.  In addition, as a company within the jurisdiction of the European Commission (the “E.C.”), we are subject to various directives and other regulatory promulgations of the E.C. covering, among other things, the manufacturing, composition, ingredients, labeling, packaging and safety of food.  From time to time additional legislative initiatives may be introduced which may affect our operations and the conduct of our businesses, and we cannot assure you that in the future the cost of complying with such initiatives or the effects of such initiatives will not have a material adverse effect on our operating results or financial condition.

Brands and Intellectual Property Rights — Certain of our intellectual property rights could be challenged or lapse.

Approximately 49% of our sales of grocery products in 2002 were from brand-name products.  Our principal trademarks are registered in the U.K., and we have trademark registrations for various products in more than 100 foreign countries.  Some of our brands are produced and sold under licenses from third parties, including our Cadbury's brand of cocoa-based beverages, our HP brand of canned goods, our Loyd Grossman brand of sauces and dressings and our Rowntree's brand of jelly.  While we intend to enforce our trademark and licensing rights against infringement by third parties, we cannot assure you that our actions to establish and protect our trademark and license rights are adequate to prevent imitation of our products by others or to prevent others from seeking to block sales of our products which violate their trademarks and proprietary rights.  If a competitor were to infringe on trademarks or licenses held by us, enforcing our rights would likely be costly and would divert funds and resources that could otherwise be used to operate our business.  We cannot assure you that we would be successful in enforcing our intellectual property rights.

We are licensed by Cadbury Schweppes plc to use the Cadbury and Cadbury’s brand names in connection with our manufacture and marketing of cocoa-based beverages.  Our Cadbury’s cocoa-based beverages contributed approximately 6% to the sales of our continuing businesses in 2002.  Our license to use the Cadbury and Cadbury’s brand names for these beverages expires in 2006.  This license under which we manufacture and market hot chocolate drinks is automatically renewable in 2006 unless Cadbury Schweppes plc gives notice that it will not renew this license on or before one year prior to the expiration of the initial term of the license.  In a letter dated April 30, 2003, Cadbury Schweppes plc expressed their intention not to renew the license beyond 2006 on current terms.  They have not yet served formal notice on us regarding non-renewal of the license, and negotiations regarding the future trading relationship are ongoing.

In connection with our manufacture and marketing of HP canned baked beans and pasta, we have been granted a license by HP Foods Limited to use the HP brand name.  The license is for a term of 10 years and is scheduled to expire in March 2006.  Our HP branded products contributed approximately 3% to our sales in 2002.

We have been granted an exclusive worldwide license to use the Loyd Grossman name on sauces, dressings, accompaniments and toppings, marinades, oils and salad dressings for a term of 10 years until December 2011. There are provisions to extend the license to additional products. Our Loyd Grossman branded products contributed approximately 2% to our sales in 2002.

The acquisition of Nestlé included a license from Nestlé SA for the use of the Rowntree’s brand name in respect of the production and sale of jelly.  The license is scheduled to expire in June 2012.  The license agreement contains no provision for renewal, and any renewal is subject to the parties’ future intentions. Our Rowntrees branded products contributed approximately 1% to our sales in 2002.

Although we expect that all our material licenses will be renewed on acceptable terms, we cannot assure you that we will be able to renew these licenses or that the licensors will offer to do so on terms acceptable to us.  The failure to renew one or more of our material licenses could have a material adverse effect on our ability to market certain products and on our results of operations.

Influence of Principal Shareholder — The operation of our business is influenced by Hicks Muse, and the interests of Hicks Muse may conflict with the noteholders’ interests.

Hicks Muse controls approximately 93.6% of the total shares issued by HMTF Premier Limited.  The remaining 6.4% of HMTF Premier Limited is controlled by a group of third-party co-investors. HMTF Premier Limited, a limited company incorporated in the Cayman Islands, is the beneficial owner of 100% of the ordinary shares of Premier Investments, which indirectly owns 100% of the shares of Premier. Accordingly, Hicks Muse has a great deal of influence over our management policies and the power to control all matters submitted to a vote of our shareholders.  In the event that circumstances arise in which the interests of Hicks Muse conflict with your interests as the holders of the Notes, you could be disadvantaged by the actions that Hicks Muse may seek to pursue.

Environmental Matters — Our past and present operations may prove harmful to the environment, and any related costs could have a substantial impact on us.

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

At our Wisbech canning plant we are combating our compliance with air quality regulations that become mandatory in 2003 by burning low-sulfur coal in the coal-fired boilers. We are currently in discussions with the authorities with respect to the emission levels now being achieved, but may need to introduce a filtration system at a cost estimated at approximately £0.5 million.

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

Currency Fluctuations — We have multinational operations that expose us to currency exchange risks.

Although 84% of our business is conducted in the U.K., we have operations in France and the Netherlands.  We source raw materials from countries around the world and export our products to various countries.  Therefore, our financial position and results of operations are subject to both currency transaction risk and currency translation risk.

Our operating subsidiaries incur currency transaction risk whenever they enter into either a purchase or sales transaction using a currency other than that in which they regularly operate and incur their expenses.  We enter into forward currency contracts to hedge against our exposure to foreign currency exchange rate fluctuations in the purchase of raw materials and in our export business.  As of December 31, 2002, we had £42.2 million nominal value of forward currency contracts, cross-currency swaps and interest rate swaps, with an aggregate unrealized net loss, measured under U.K. GAAP, of £1.9 million on those instruments at that date.

With respect to currency translation risk, the financial condition and results of operations of our non-U.K. businesses are measured and recorded in the relevant domestic currency of the jurisdiction in which the business is located and then translated into pounds sterling for inclusion in our consolidated financial statements.    The exchange rate has remained comparatively stable during 2000, 2001 and 2002.  However, since September 2002, sterling has depreciated against the euro from €1.59 to €1.445 in June 2003 (Closing rate June 23 as reported in the Financial Times).  If this depreciation is sustained it will have a positive impact on our sales and operating profits as reported in pounds sterling in subsequent periods.

Approximately 16% of the revenues of our continuing businesses in 2002 were denominated in currencies other than pounds sterling.  In addition, a portion of our expenses was denominated in currencies other than pounds sterling.  Our financial condition and results of operations, reported in pounds sterling, may therefore be affected by fluctuations in the value of the local currencies in which we transact business.  Furthermore, many of our raw materials are obtained from sources outside the U.K. and therefore such costs are incurred in currencies other than the pound sterling.  While we engage in foreign exchange hedging transactions, we cannot assure you that exchange rate fluctuations will not have a material adverse effect on our own financial position.

The final stage of the European Economic and Monetary Union (“Stage III”) began on January 1, 1999 in 11 E.U. Member States.  The 11 participating countries adopted fixed conversion rates between their existing currencies and the euro, the currency that has been adopted as their common legal currency, and then on January 1, 2002 converted their legacy currencies into the euro at the fixed conversion rates.  Euro notes and coins were introduced on January 1, 2002, and the legacy currencies ceased to be legal tender by February 28, 2002.  The U.K. is not currently a Stage III participant, although the U.K. Government has stated that the U.K. might join the single currency at a later date.  If the U.K. adopts the euro, the euro will replace the pound sterling as the U.K.’s legal currency and sterling-denominated Notes will be effectively redenominated into euro.

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

Item 4.    INFORMATION ON THE COMPANY

A.            History and Development of the Company

Premier Foods plc was incorporated on May 12, 1999 in England and Wales as a public company with limited liability under the name of Queensbury Finance plc.  On July 15, 1999, its name was changed to Premier International Foods plc and changed again to Premier Foods plc on September 23, 2002.  Both Premier and its wholly owned subsidiary, Premier Financing, were formed as financing vehicles in connection with Hicks Muse’s acquisition of Premier Holdings in August 1999.  Premier Holdings was a holding company with operating subsidiaries engaged in the grocery, furniture and poultry businesses.  As part of this acquisition, Premier Holdings undertook a reorganization in which it transferred its furniture and poultry businesses to other entities controlled by Hicks Muse, and Premier Holdings was recapitalized as a grocery business on a stand-alone basis.  On October 29, 1999, Premier Holdings undertook a further reorganization in which the parent company of Premier Holdings, HMTF Premier Limited, made a gift to it of 100% of the ordinary share capital of Premier and in turn Premier Holdings transferred all of its subsidiaries (with the exception of JJ Yates & Co Limited and Citadel Insurance Limited) to Premier for which it received in consideration £60.0 million of newly issued ordinary shares in Premier.  Premier in turn transferred those subsidiaries to Premier Financing for which it received in consideration £60.0 million  of newly issued ordinary shares in Premier Financing.

For information regarding acquisitions and dispositions of our material assets and our principal capital expenditures and divestitures, see Item 5.A. “Operating Results” and Item 5.B. “Liquidity and Capital Resources.”

Our registered office is located at 28 The Green, Kings Norton, Birmingham, United. Kingdom, B38 8SD and our telephone number is +44 121 458 2403. Our principal executive office is located at Premier House, Centrium Business Park, Griffiths Way, St Albans, Hertfordshire, AL1 2RE, United Kingdom and our telephone number is +44 1727 815 859. We have appointed CT Corporation System, 111 Eighth Avenue, New York, New York 10011, as our agent to receive service of process.

B.            Business Overview

Overview

We are a leading U.K. manufacturer and marketer of a diversified portfolio of shelf-stable grocery products and one of the largest suppliers of grocery products in the U.K. We manufacture and market grocery products for the retail grocery and food service markets in three principal product types: (i) canned foods, pickles and sauces; (ii) beverages; and (iii) spreads (together our “grocery products business”).  We also operate a potato packing and marketing business supplying the retail grocery, food service and food manufacturing markets.  Until January 2001, when we disposed of our biscuits operations, we also manufactured and marketed biscuits and cookies.

Our products are sold under both private label and our own popular brand names, which include HP canned foods (under license), Typhoo tea, Cadbury’s chocolate drink mixes (under license), Branston and Haywards pickles, Sarsons vinegar, Loyd Grossman cooking sauces (under license), Waistline dressings, Marvel powdered creamer, Chivers and Hartley’s preserves, SunPat peanut butter, Rowntree’s (under license) and Chivers jelly, Gale’s honey and lemon curd, Smash instant potato and Materne compote and jam.

Our balanced portfolio of market-leading branded and private-label products provides us with stable revenue and cash flow and, together with our comprehensive manufacturing and distribution capabilities, gives us a strong platform for introducing new products and product line extensions.  In addition, as one of the largest suppliers of grocery products in the U.K., we are able to develop strong relationships with our principal customers, the major grocery retailers, and to realize economies of scale in sourcing of raw materials, manufacturing, distribution and marketing.

Recent developments

In May 2002, we acquired the ambient foods manufacturing business in the U.K. of Nestlé SA (“Nestlé”) for a net consideration of £132.2 million.  The acquired business spans a broad range of product categories, including pickles, vinegars, sauces, sweet spreads, preserves and ambient desserts.   The purchase price was funded by additional borrowings under the Senior Credit Facility (see Item 5.B. “Liquidity and Capital Resources”).  The rights to acquire the ambient foods manufacturing business in the Republic of Ireland of Nestlé SA, which were included in the original acquisition agreement, were sold onto a management buy-in team in July 2002.  The administrative functions of Nestlé were integrated into our existing business by December, 2002.  A review of the manufacturing platform was completed in the first quarter of 2003.  We have completed the consultation process and agreement has been reached with the representatives that we will close our Hadfield factory. It is intended that the operations will be integrated into our existing spreads factory in Histon and the pickles factory in Bury St. Edmunds.  The integration should be completed by December 2003.  We made no provision at December 31, 2002 for the costs of integrating the manufacturing platform.

Industry

The U.K. market for grocery products has demonstrated consistent growth over the past five years.  According to the U.K. Office for National Statistics (“Business Monitor SDM28”), consumer spending on food, drink and tobacco has grown from approximately £76.1 billion in 1998 to an estimated £91.6 billion in 2002, a compound annual growth rate of approximately 3.8%.  There has been more growth in the higher-margin value-added segment of the market.  Consumer trends favoring convenience, snacking, variety, health and nutrition have underpinned faster-growing categories such as chilled and fresh produce, prepared and semi-prepared foods, biscuits, cakes, cereals and snacks.

The U.K. grocery products market can also be characterized as being highly competitive.  Intense competition among large national grocery retail chains has (i) led to a wave of consolidation among retailers, (ii) increased the purchasing power of these retailers and (iii) prompted a rationalization of their supplier base.  With the majority of all retail food sales generated in supermarkets and hypermarkets, grocery manufacturers have sought to maintain profit growth by working in partnership with these national retailers in both new product development and the broadening of private label categories.  It has, therefore, been the largest U.K. grocery manufacturers that have succeeded in adapting to retailers’ demands for the nation-wide supply of a broad range of branded and private label products.

Company Products

Sales from continuing operations were £882.3 million for 2002, an increase of £37.1 million, or 4.4%, as compared to sales for 2001 of £845.2 million.  The increase in sales was principally due to the acquisition of the U.K. ambient food business of Nestlé, which contributed £55.6 million of sales in 2002 and increased spreads sales of £7.0 million, principally as a result of Nelsons contributing to sales for the full year.  The increase in sales was offset by a reduction of £7.7 million in the value of sales of potatoes and a reduction of £16.8 million in sales in our existing canning, pickles and sauces business (i.e. excluding Nestlé).

Canned Foods, Pickles and Sauces

The total canned goods market is worth around £1.7 billion and contains 14 sectors including baked beans, tinned soup, canned hot meats and canned fruit. According to a recent survey, at least 99.6% of U.K. households have bought into this market at least once during the year. We are the largest domestic manufacturer of canned foods in the U.K. market.  We compete in substantially all product segments of the market, including the baked bean, pasta, soup, vegetable, fruit pie filling, meat and casserole segments.  We are the market leader in the vegetable and baked bean segments and in second position in the pasta segment, with market shares of 61%, 49% and 36%, respectively.  A big share of sales in the canned market are own label products and we compete in both the branded and own label markets; sales of our private label and branded canned foods accounted for approximately 72% and 28%, respectively, of our canned foods revenues in 2002. We are a leading manufacturer of branded and private label pickles and sauces in the U.K.  Our sales of branded and private label pickles and sauces products accounted for approximately 53% and 47%, respectively of our 2002 sales in this product category.  Our key brand names in the canned food, pickles and sauces group are Branston, HP, Smash, Hartley, Haywards, Waistline and Loyd Grossman.

Sales of canned foods, pickles and sauces were £375.8 million for 2002, an increase of £13.4 million, or 3.7%, over sales of £362.4 million for 2001.  The acquisition of Nestlé contributed sales of £30.2 million from date of acquisition to year end.  Excluding Nestlé, sales in our existing business decreased by £16.8 million as a result of the business exiting a number of low-margin contracts.

Category	Company Revenues (pounds sterling in millions)	U.K. Market Share	Key Competitors
	Year Ended December 31, 2002
Canned foods, pickles and sauces:
Vegetables(1)	£90.3	61%	Campbells, La D’Oria
Baked beans and variants	102.9	50%	Heinz
Pasta	26.4	36%	Heinz
Soups (2)	21.2	11%	Heinz; Campbell’s
Meats (3)	9.3	15%	Campbell’s; Master Foods
Fruit and fruit pie fillings	28.9	10%	Del Monte, Kerry Foods
Instant mashed potatoes	9.4	49%	Various
Pickles	34.8	42%	Hazelwood, Baxters
Sauces(4)	27.2	n/a	Master Foods, Unilever
Vinegar	13.0	36%	Mitsubishi
Other	12.5

Total	£375.8

(1)	Excludes tomatoes.
(2)	Excludes retail pouches.
(3)	Includes only canned meats that require heating such as stews, curries and chilli.
(4)	The sauces market covers a range of different sub-markets which prevents calculation of a U.K. sauces market share figure

Within the canned foods, pickles and sauces category, our key product segments are (i) baked beans and variants, (ii) vegetables, (iii) pasta, (iv) soups, (v) pickles, (vi) sauces and (vii) vinegar.

Baked Beans and variants.  We are the largest U.K. manufacturer and marketer in the £235 million U.K. canned baked bean market.  Approximately 17% of our sales in this category are attributable to HP, the number two U.K. brand of baked beans (behind Heinz). The remaining 83% of our 2002 sales in this product segment were from private label sales, including value formats. Although the canned baked bean market is a relatively mature and stable market, it is the third largest sector in the canned foods market, in which we have successfully grown the HP brand through product extensions; we occupy the leading position in baked bean meal offerings through HP sub-brands “All-Day Breakfast” and “The Full Monty” and private label products. We seek to grow by further developing product extensions and variants that can be sold both under our brand names and under private labels.

Vegetables.  We are the largest manufacturer of canned vegetables in the £211 million U.K. canned vegetable (excluding tomatoes) market.  The majority of our 2002 sales in canned vegetables are from sales to the private label market, but we also have a strong branded presence in many seasonal products such as peas and carrots.

Pasta.  We are the second largest U.K. manufacturer in the £113 million U.K. canned pasta market.  HP pasta accounts for approximately one fifth of our sales in this category, with the balance comprising private-label sales.  As with baked beans, the canned pasta market is mature, and we seek to expand our offering through the introduction of product extensions of our established products, for example through character licensing, where 2002 sales included Scooby Doo and Bob the Builder pasta meals.

Soups.    Canned soup is the second largest sector within the canned goods market, with a U.K. value of around £324 million. We compete with Campbells in the private label canned soups and are the second largest manufacturer of canned soups overall. We manufacture and market our products almost exclusively for the private label market.

Sweet pickles.  We manufacture Branston Pickle (recently acquired from Nestlé), the strong leader in the sweet pickle category, with a brand share of around 80%. The recipe remains unchanged since its launch in 1922 and includes some 23 ingredients. The brand enjoys household penetration of 35% and consumer awareness of over 95%. We believe there is the opportunity to turn Branston into a significantly larger brand by extending it into adjacent categories of the pickle segment. The brand has enjoyed several successful product extensions, including “Sandwich Pickle” (1987), “Spicy Pickle” (1991), “Tomato Pickle” (1996) and “Branston Smooth” (2001); more recently we have enjoyed a successful licensing initiative with Walker’s crisps’ “Great British Flavours” range. We are the largest U.K. manufacturer in the own label market, with products in this sector including sweet pickles, relishes and chutneys.

Sour pickles. We are a leading manufacturer of sour pickles in the U.K. market, with a segment share of around 28%. We market a variety of pickled onions, gherkins and beetroot under the number one Haywards brand, as well as under private-label; the latter accounts for approximately 59% of category sales. We are planning to significantly increase the branded mix within the sour pickles category by leveraging the recently acquired Branston brand as well as by extending the Haywards brand.

Cooking sauces. The cooking sauces market is valued at more that £510 million and is a key category within the grocery sector. Over 90% of our sales in this category are attributable to branded sales, mainly through the Loyd Grossman brand, which shows strong year-on-year sales growth at the premium end of the market. Cooking sauces are largely split between Italian pasta and more ethnic Indian, Chinese and New World cook-in sauces; Loyd Grossman sauces offer consumers a range of flavors within these categories, including tomato and basil, tomato and chilli, sweet red pepper, puttanesca, bacon, tikka masala and green thai.

Malt and speciality vinegar. We are the second largest brewer of malt and speciality vinegars in the U.K. market. The Sarson’s brand (which we acquired from Nestlé) is synonymous with malt vinegar in the U.K., originating in 1794 and featuring in the top 10 sauces and condiments brands by value. It enjoys significant out-of-home presence in the foodservice channel. We also manufacture Dufrais (also acquired from Nestlé), the number one U.K. speciality vinegar brand, which has a 10% share by volume of the highly fragmented U.K. market. We produce varieties that include white wine, red wine, raspberry, cider, garlic, sherry and tarragon vinegars.

Salad dressings. Following the acquisition from Nestlé we now manufacture Waistline, the third largest brand in the U.K. low fat salad dressing market. The Waistline Dressings range consists of five variants: “Salad Cream”, “Vinaigrette”, “Creamy Italian”, “Creamy Thousand Island” and “Creamy Caesar”. We are extending the Waistline brand into low calorie pouch soups.  We also manufacture a range of dressings under the Loyd Grossman brand and expect strong growth for the brand going forward.

Other.     We manufacture and market the U.K. leading instant mashed potato brand, Smash, which has a brand share in the U.K. of around 75%. We expect to further extend the brand in 2003 through product extensions and listing gains.  In addition, we produce canned meats and casseroles and fruit pie fillings.

Beverages

Sales of beverages were £172.8 million for 2002, a decrease of £1.0 million, or 0.6%, compared to sales of £173.8 million for 2001.  Our chocolate beverages business continued to perform well with sales for the full year 3.4% ahead of last year.  A decrease in our tea sales during 2002 was due to the exit from marginal and under-performing contracts with increased competition in the own label tea market due to excess capacity, offset by growth in sales of our Typhoo brand through the major multiple retailers.

Category	Company Revenues (pounds sterling in millions)	Market Share	Key Competitors
	Year Ended December 31, 2002
Beverages:
Tea	£97.4	23%	Tetley; Unilever; ABF
Hot chocolate and malted drinks	51.8	41%	GlaxoSmithKline; ABF
Powdered milk creamer	19.9	82%	Dairy Crest
Other	3.7

Total	£172.8

We are a leading supplier of tea and the largest supplier of chocolate beverages and milk creamers to the U.K. market.

Teas. We are the third largest supplier of tea in the £574 million U.K. tea market. Branded sales, principally the Typhoo brand (the number three U.K. tea brand), represent over half of our total tea sales in 2002.  In addition to traditional tea, we also market Lift, the largest instant lemon tea brand in the U.K. and London Fruit and Herb infusions, which is the second largest brand of fruit and herbal infusions in the U.K.  In addition to marketing tea for the retail grocery market, we also pack and market tea for sale to the catering and vending trades. In 2002, we were the largest supplier of own label tea to the U.K. market, with the widest category coverage in the marketplace and the only player with a mixed branded and own label product offering. In the past 12 months we have led a successful turnaround of our tea business, by exiting under-performing own label contracts, dramatically changing our promotional strategy and re-positioning the core Typhoo brand away from direct competition with the leading brands.

Hot chocolate and malted drinks. We are the leading supplier in the £107 million U.K. hot chocolate and malted drinks market. Approximately 97% of sales of our hot chocolate and malted drink sales in 2002 were from branded products, principally under the Cadbury’s brand name which enjoys a 60% market share of the traditional drinking chocolate category; this category includes Cadbury’s cocoa, Cadbury’s drinking chocolate, Bournvita, Chocolate Break and Highlights.  Growth in the U.K. hot chocolate and malted drinks market is primarily due to the strong growth in instant products (which are mixed with water rather than milk), where our Cadbury Chocolate Break and Highlights brands are the market leaders in their respective standard and diet instant hot chocolate market sectors.

Powdered milk creamers.  We are the leading supplier in the £16 million powdered milk creamer market in the U.K. Approximately 57% of our powdered milk creamer sales in 2002 were from branded products, which are principally sold under the Marvel, Country Dale and Coffee Compliment brand names.

Other beverages.  We supply other hot and cold beverages, principally coffee and soup, to be able to offer a complete range of beverage products to those customers who require it.

Spreads

Sales of spreads were £183.8 million for 2002, an increase of £32.4 million, or 21.4%, as compared to sales of £151.4 million for 2001.  The acquisition of Nestlé contributed sales of £25.4 million from the date of acquisition to December 2002.  The remaining increase in sales is principally due to an additional £8.5 million from Nelsons contributing to sales for a full 12 months in 2002; the business was acquired in October 2001.

We are the largest manufacturer of preserves and spreads in the U.K., with leading market positions across a variety of product segments. We have also established a position as a leading producer of jam and ambient fruit compote in France.  In the U.K., we market a comprehensive range of branded products under the Hartley’s, Chivers, Rose’s, Gales, and Sun Pat brands, and in France we market our products predominantly under the Materne, Confipote and Boin brands.  Our branded products accounted for approximately 51% and 56% of our 2002 sales in the U.K. and France, respectively, in this product category.

Category	Company Revenues (pounds sterling in millions)	U.K./French Market Share(1)	Key Competitors
	Year Ended December 31, 2002
U.K.
Preserves
Jam	£28.1	44%	RHM; Duerrs
Marmalade	15.3	32%	RHM; Duerrs
Honey	10.0	45%	Rowse
Peanut butter	7.6	65%	Duerrs
Jelly	16.6	96%
Other	14.0
France
Compote	26.1	26%	Andros
Preserves	21.8	7%	Andros
Other	44.3

Total	£183.8

(1)	Because of the various packaging formats in this category, market share for this category is based on value rather than volume.

Preserves. We are the leading provider of jam and marmalade in the £144 million U.K. preserves market. We market our jams under the Hartley’s brand, which is the U.K.’s leading branded standard jam. In 2002, we re-positioned the Hartley’s brand to create separate positioning and price points in the standard jam and premium jam segments. The new Hartley’s Best product has higher fruit content, more premium packaging and a higher price point, competing with Bonne Maman  in the premium jam segment. In addition, the traditional Hartley’s standard jam has been re-branded and re-packaged as Hartley’s Family. We market marmalade under the Chivers (the number two U.K. brand), Rose’s and MaMade brand names.  We are the largest supplier of private label preserves to the U.K. market; private label sales represented approximately 49% of our preserves sales in 2002.

We are one of the leading manufacturers of preserved fruit products in the French grocery market. We are the leading producer of ambient fruit compote, with a total category share of 38%, driven by the number one Materne brand. Approximately 90% of our compote sales are attributable to the Materne brand. We are also the second largest manufacturer of jam in the French market, with a 7% share of the jam category. We produce jam under the Boin, Materne and Confipote brands and also manufacture private label jam for French retail customers.  Approximately 30% of our total annual jam sales are private label product.

Compotes.  The compote market in France is a growing segment, with sales of almost £200 million in 2002, comprising fresh (chilled) and ambient (shelf-stable) products.  The sector is dominated by branded products.  In France, we sell compote under our Materne brand, which has a market share of approximately one quarter of the combined fresh and ambient compote market.

Honey and lemon curd.  We are a leading manufacturer of honey in the U.K., with a total category share of over 45%.  Due to the recent Nestlé acquisition we now manufacture the Gale’s brand, which is the number one honey brand in the everyday category in the U.K. market, with a product heritage pre-dating World War I.  We are also a significant supplier of private label honey to the U.K. market and the largest manufacturer of lemon curd in the U.K.  The Gale’s brand is also the number one brand in the U.K. in this segment.

Jelly. We manufacture Rowntree’s jelly, the number one jelly brand in the U.K., with a category share of over 96%. We manufacture the Rowntree’s brand under license from Nestlé; the brand is synonymous with jelly, having been associated with the product since 1934. Successful new product development initiatives over the years have contributed to the growth of the brand. Having broadened the range of packaging formats, the product is now widely available in tablet, ready-to-eat (RTE) and dehydrated varieties, which include sugar free formats. Rowntree’s RTE jelly is ideally placed to capitalize on the growing trends within the single-size, lunchbox and snack markets. We expect to further extend the brand into the lunchbox and snacking sectors as well as building on recent growth in the sugar-free variety.

Peanut butter. Following the acquisition from Nestlé, we are the leading manufacturer of peanut butter in the U.K. due to the strength of the number one Sun-Pat brand, which enjoys a category share of around 33%. Sun-Pat is the original peanut butter in the U.K., having been on the market for over 35 years. The Sun-Pat “Creamy” variety was successfully re-launched as a line extension in 2001, extending the brand’s share and penetration with the consumer. We are also a leading manufacturer of private label peanut butter, with a total category share of approximately 65%.

We also market mincemeat in the U.K. and Ireland.

Potatoes

Sales of potatoes were £149.9 million for 2002, a decrease of £7.7 million, or 4.9%, as compared to sales of £157.6 million for 2001.  An average decrease of 15.0% in the price per tonne sold during 2002 arose from a very good 2002 harvest, which reduced market prices of potatoes in the second half of 2002.  The tonnage of potatoes sold in 2002 was 986,000 tonnes, an increase of 105,000 tonnes, or 11.9%, on 2001.  The profitability of this business is not directly linked to the market price of potatoes and hence sales value, but is largely dependent on crop yields and quality.

We are the leading marketer, grader and distributor of fresh potatoes in the U.K. Our fresh potato divisions, MBM, procures its supply of potatoes directly from growers principally in the U.K.  Our potato business had sales of approximately £149.9 million and handled approximately 986,000 tons of fresh potatoes for the Year Ended December 31, 2002.  Our potato business is divided into three revenue-generating areas: (i) the provision of value-added packages of potatoes to grocery retailers, food service and wholesale customers (51%); (ii) the supply of potatoes to chip, snack food and other potato product manufacturers (35%) and (iii) seed potatoes to potato growers (14%).  The potato marketing, grading and distribution market is highly fragmented; the only other competitor of a similar size is Greenvale AP. We also supply potato packages to the major multiple retailers as well as the largest players in the food service and processing industries. MBM has achieved preferred supplier status with its major retail customers and continues to focus on quality and product consistency in order to achieve marginal growth in sales volumes.

Sales, Marketing and Distribution

We have a sales team of approximately 130 employees.  The sales force generally consists of national accounts teams, which are assigned to handle each of our major retail and food service customers.  Sales personnel assigned to major grocery retail accounts typically work with the national retail chains to establish a marketing and promotion plan for our private label and brand name products, while sales personnel are assigned to food service accounts work to develop and provide products meeting the particular specifications and needs of our food service customers.  Our sales team is generally supported by a sales support staff responsible for marketing, category management and new product development.

To stimulate demand for our branded products, each product group establishes marketing programs that include television and print advertisements for certain key brands and in-store and on-package promotions.  In 2002, we spent approximately £48 million on television and print advertising and trade promotions.  These promotions are aimed at increasing consumer awareness, building customer loyalty and increasing the usage and purchasing frequency of our products.  In addition, in some segments, we assist our major grocery retailers to design and implement marketing promotions for their private label business, which will in turn increase their demand for our private label products.  We also conduct trade promotions aimed at increasing our sales among grocery retailers, wholesalers, cash and carry retailers and food service providers.

We distribute our products predominantly through third-party carriers from our approximately 21 points of distribution, including our production and warehouse facilities.

The following table analyses our sales by geographical origin and geographical market for each of 2000, 2001 and 2002.  The table has been derived from and should be read in conjunction with our audited consolidated historical financial statements and the related notes included elsewhere in this Annual Report.

	Turnover by geographical origin			Turnover by geographical market
	2000	2001	2002	2000	2001	2002
	£ millions			£ millions
U.K.	694.9	723.4	763.8	681.9	712.3	741.5
Mainland Europe	123.6	121.8	118.5	129.3	124.4	129.3
Other countries	—	—	—	7.3	8.5	11.5
Continuing operations	818.5	845.2	882.3	818.5	845.2	882.3
Discontinued operations	215.1	4.1	0.2	215.1	4.1	0.2

Total	1,033.6	849.3	882.5	1,033.6	849.3	882.5

The review of accounting policies in 2001 required by FRS 18 “Accounting Policies” identified that certain sales deductions would be more appropriately classified as a reduction in “sales” rather than “cost of sales” and certain promotional expenditure would be more appropriately classified as “selling and distribution expenses” rather than a reduction in “sales”.  This change of policy was adopted in 2001 and the 2000 comparatives have been restated accordingly (see Notes 1 and 2 to the Consolidated Financial Statements under Item 18 “Financial Statements”).

Raw Materials

The primary raw materials used in our operations differ in each product group and include packaging materials, sugar, tea, glucose, fats, honey, peanuts, dairy products, seasonal and non-seasonal fruit and vegetables, dried pulses, tomato paste and meat.  With the exception of cocoa and certain cocoa-related products, which we are contractually obliged to acquire exclusively from Cadbury Limited, our raw materials are generally sourced from a number of different suppliers in the U.K., Europe, the U.S., Asia and Africa.  We believe there are a number of alternative suppliers for all our primary raw and packaging materials.  Our overall group buying power is used where appropriate to secure competitive prices for raw materials.  We do not generally enter into supply contracts for terms of more than one year.

A substantial portion of our raw material purchases is made in currencies other than pounds sterling and accordingly we are subject to foreign exchange risk in sourcing our raw materials.  In addition to this risk, the price of fruits, vegetables, tea, cocoa, honey, peanuts and pulses may be affected by crop quantity and quality and demand from other food processors.  Sugar supplies are affected by the E.U. common agricultural policy, which sets sugar production levels for Member States and a minimum intervention price, which is set in euros.  Packaging costs are affected by the price of steel, glass, paper and board and the level of competition within the industry.

Each product group offers a wide product range and operates flexible working practices aimed at minimizing the impact which the seasonal availability of raw materials, such as fruits and vegetables, has on production.  Seasonality may mean that there are some capacity limitations placed on some non-seasonal products at certain times of the year and the level of finished goods stockholding and associated working capital requirements may also be affected by the seasonality of supply of certain product categories.

Customers

Our customer base is comprised primarily of grocery retailers, including supermarkets, convenience stores, discounters, co-operatives and cash and carry retailers.  In addition, we also sell to wholesalers and food service providers, and our potato packing and marketing business supplies food processors and potato growers.  For our continuing businesses, our six largest customers accounted for 50% of our revenues in 2002, with two customers accounting for over 10% of our revenues during that period.

Competition

The grocery supply business is highly competitive.  We compete in a substantial number of product markets and market segments, and the size, nature and position of our competitors within these markets and segments vary substantially.  Our competitors in some of the markets and market segments in which we compete may have substantially greater resources and stronger market positions than we have.  Our strategy for competing with our competitors varies from market to market, but generally we seek to compete on the basis of breadth of product offerings, service, quality and price.  For additional information regarding our primary competitors within our key product groups, see the information under the subheadings “— Canned Foods, Pickles and Sauces”, “— Beverages”, “— Preserves” and “— Potatoes”.

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

We are licensed by Cadbury Schweppes plc to use the Cadbury and Cadbury’s brand names in connection with our manufacture and marketing of cocoa-based beverages on current terms.  Our Cadbury’s cocoa-based beverages contributed approximately 6% to the sales of our continuing businesses in 2002.  Our license to use the Cadbury and Cadbury’s brand names for these beverages expires in 2006.  This license under which we manufacture and market hot chocolate drinks is automatically renewable in 2006 unless Cadbury Schweppes plc gives notice that it will not renew this license on or before one year prior to the expiration of the initial term of the license.  In a letter dated April 30, 2003, Cadbury Schweppes plc expressed their intention not to renew the license beyond 2006 on current terms.  They have not yet served formal notice on us regarding non-renewal of the license, and negotiations regarding the future trading relationship are ongoing.

In connection with our manufacture and marketing of HP canned baked beans and pasta, we have been granted a license by HP Foods Limited to use the HP brand name.  The license is for a term of 10 years and is scheduled to expire in March 2006.  The license agreement contains no provision for renewal, and any renewal is subject to the parties’ future intentions.

The acquisition of Nestlé included a license from Nestlé SA for the use of the Rowntree’s brand name in respect of the production and sale of jelly.  The license is scheduled to expire in June 2012.  The license agreement contains no provision for renewal, and any renewal is subject to the parties’ future intentions.

We have been granted an exclusive, worldwide license to use the Loyd Grossman name on sauces, dressings, accompaniments and toppings, marinades, oils and salad dressings for a term of 10 years until December 2011. There are provisions to extend the license to additional products.

In addition to the licenses described above, we also have third-party licenses for the use of the Rose’s, Cadbury’s and Heinz WeightWatchers brand names on certain of our jam and marmalade and sweet spread products.  We also from time to time enter into royalty agreements with various licensors in connection with our television and film tie-in products.

Although we expect our material licenses to be renewed on acceptable terms, we cannot assure you that we will be able to renew all these licenses or that the licensors will offer to do so on terms acceptable to us.  The failure to renew one or more of our material licenses could have a material adverse effect on our ability to market certain products and on our results of operations.

Government Regulation

As a manufacturer of products intended for human consumption, we are subject to extensive governmental regulation.  We are subject to regulation in the U.K. with respect to the composition, packaging, labeling, advertisement and safety of our products, the health, safety and working conditions of our employees and our competitive and marketplace conduct.  In addition, as a company within the jurisdiction of the E.U., we are subject to various directives and other regulatory promulgations of the E.U. covering, among other things, product manufacturing, composition, ingredients, labeling, packaging and safety.  The cost of compliance with the Packaging Directive introduced in 1998, is estimated at approximately £1.0 million.

Our operations and properties are also subject to a wide variety of E.U., U.K. and local laws and regulations governing the use, storage, handling, generation, treatment, emission, release, discharge and disposal of hazardous materials, substances and wastes and the remediation of contamination to the environment. At our Wisbech canning plant we are ensuring our compliance with air quality regulations, which become mandatory in 2003 by burning low-sulfur coal in the coal-fired boilers. We are currently in discussions with the authorities with respect to the emission levels now being achieved, but may need to introduce a filtration system at a cost of approximately £0.5 million.  In addition, we are expanding the capacity of our effluent plant at our Bury manufacturing facility to ensure that it has sufficient capacity following the transfer of production from our Hadfield manufacturing facility.

Except for these programs, we do not believe, based upon our experience to date, that the future cost of compliance with existing environmental laws and regulations, and liability for known environmental claims will have a material adverse effect on our business or financial position.  However, future events, such as changes to existing laws and regulations (or in their interpretation) and more vigorous enforcement by regulatory agencies may give rise to additional expenditures or liabilities that could be material to our business.

In addition to existing regulatory legislation, several legislative initiatives are under consideration which may have an effect on our operations, including the Integrated Pollution Prevention and Control initiative, which, if enacted, would set further standards for air emissions in furtherance of clear air.

From time to time, additional legislation may be introduced that may affect our operations and the conduct of our business, and we cannot provide assurance that the cost of complying with the legislation or that the effects of the legislation will not have a material adverse effect on our profitability or financial condition in the future.

Seasonality

Historically, our sales have been higher during the first and fourth quarters than during the second and third quarters.  Within our canned foods, pickles and sauces business, consumer demand for canned foods tends to be higher in the colder months of the year, with increased sales during the autumn and winter and lower sales during the spring and summer and we generally have a significant increase in sales of our pickles and sauces during the pre-Christmas period.  Our hot chocolate and malted drinks business is affected by seasonal changes in temperature, with sales usually declining during the warm summer months.  In addition, our working capital requirements are affected by the seasonal nature of our sales and production as a portion of our seasonal canned products is packed during the months from July to September. We anticipate that the acquisition of the Nestlé ambient business in the U.K. has not altered the seasonal profile of our sales as the businesses acquired had a similar profile to our existing product portfolio.

As a result of the seasonality of our sales, the results of our operations for any given fiscal quarter will not necessarily be indicative of our results for the full year.  The sales of our principal product groups (excluding potatoes) in the four fiscal quarters of 2002 are shown in the table below:

	Fiscal Year Ended December 31, 2002
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
	£ millions
Sales
Canned foods, pickles and sauces (1)	85.5	86.1	82.1	91.9	345.6
Beverages	44.0	41.2	40.6	47.0	172.8
Spreads (2)	40.1	39.2	39.7	39.4	158.4

	169.6	166.5	162.4	178.3	676.8

Acquisitions					55.6
Potatoes (3)					149.9

Turnover from continuing operations					882.3

(1)           Excluding sales from Nestlé of £30.2 million.

(2)           Excluding sales from Nestlé of £25.4 million.

(3)                               Potatoes are excluded from the seasonality table, as the value of our potato sales is principally dependent on the price at which potatoes are traded in the commodity markets, which is principally dependent on the quality and size of the U.K. potato harvest, which can vary significantly from year to year.

C.            Organizational Structure

In connection with the acquisition of Nestlé, the following revisions were made to our organizational structure:

•                  the third-party co-investors exchanged their shares in Premier Holdings for shares in HMTF Premier Limited;

•                  the third-party co-investors and Hicks Muse contributed their shares in HMTF Premier Limited for a limited partnership interest in Premier Investment Holdings L.P., a newly formed limited partnership registered in the Cayman Islands; and

•                  a new company, Premier Investments, was formed and HMTF Premier Limited transferred its entire shareholding in Premier Holdings to it.

The following chart shows our organizational structure:

Hicks Muse
Third Parties
93.6%
6.4%
HMTF Premier Investments Holdings L.P.
100%
HMTF Premier Limited
100%
Premier Investments
100%
Premier Holdings
100%
Premier (Issuer)
100%
Premier Financing
100%
Premier's operating and non-operating subsidiaries

Our material subsidiaries at December 31, 2002 were as follows:

Subsidiary Undertakings

Country of incorporation or registration and principal operations

Business

Percentage owned

Financing

Premier Financing Limited	England and Wales	Financing	100

Grocery products

Chivers Hartley Limited	England and Wales	Preserve and pickle manufacturing	100

H.L. Foods Limited	England and Wales	Food canning and processing	100

Jonker Fris BV	Netherlands	Food canning and processing	100

Materne Boin SA	France	Preserve and fruit compote manufacturing	100
Premier Ambient Products (U.K.) Limited	England and Wales	Preserve, pickle and vinegar manufacturing	100

Premier International Foods U.K. Limited	England and Wales	Hot and cold beverages manufacturing	100

Potatoes

MBM Produce Limited	England and Wales	Potato processing and grading	100

D.            Property, Plants and Equipment

We operate the production and processing plants described in the following table, all of which are owned and located in the U.K., except where noted.  We believe that our manufacturing plants have sufficient capacity to accommodate our planned growth.

Location	Building area	Products manufactured

Long Sutton	40,000 m2	Canned and bottled foods (vegetables, baked beans, pasta and meat)
Wisbech	28,622 m2	Canned and bottled foods (vegetables, baked beans pasta, soup and fruit)
Heusden, Holland (Jonker Fris)	34,609 m2	Canned and bottled foods (vegetables and fruit)
Moreton	29,000 m2	Standard mainstream tea
Knighton	10,856 m2	Chocolate drinks and beverage whiteners
Edinburgh(1)	4,052 m2	Fruit, herb and specialty teas
Histon	27,890 m2	Jams, marmalades, honey and jelly
Bury St. Edmonds	12,600 m2	Pickles and sauces
Boué, France	21,000 m2	Jams and ambient fruit compote
Biars sur Cere, France	21,400 m2	Jams
Villeneuve sur Lot, France	5,500 m2	Jams and preserved fruit
Middleton(3)	12,500 m2	Vinegar
Hadfield(3)	30,296 m2	Pickles and sweet spreads

Plants closed in 2002

North Walsham		Canned foods (baked beans and meat)
Aintree(2)		Jams, marmalades, honey, jelly and mincemeat

(1)                                 Leased.

(2)                                 The Aintree plant was closed in April 2002 and the production transferred to our Histon plant. The North Walsham plant was closed in October 2002 and the production transferred to our Long Sutton and Wisbech plants.

(3)                                 The Middleton and Hadfield sites were acquired on May 27, 2002, as part of the Nestlé acquisition. Following a consultation process, agreement has been reached to close our Hadfield factory.

In addition to the production and processing facilities listed above, we own seven additional facilities in the U.K. that are utilized by our potato packing and marketing business for potato packing, processing, grading, washing and storage.

In addition to warehousing located at our manufacturing sites, we utilize 16 strategically located warehouse and storage facilities in the U.K.  Five are used by our canned foods, pickles and sauces and preserves businesses and three used by our beverages business, with one further facility in Northern Ireland that services our full range of products.  We operate three of these facilities with the operation of the other six facilities being contracted out to third parties.  We lease the three warehouse and storage facilities that we operate in the U.K.  In addition, our Materne business utilizes a third party to store and distribute its products in France.  The remaining seven warehouse and storage facilities are used by our potato packing and marketing business.

All our property, plant and equipment have been pledged as security to the lenders of the Senior Credit Facility under the terms of the Senior Credit Facility.

Our past and present business operations and ownership of real property are subject to a broad range of environmental laws and regulations in each of the jurisdictions in which we operate, such as the Environmental Protection Act 1990 and the Water Resources Act 1991.  See Item 4.B. “Business Overview — Government Regulation”.

Item 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.            Operating Results

The following is a discussion of our financial condition and consolidated results of operations for 2000, 2001 and 2002, and of the significant factors affecting them.  You should read the following discussion in conjunction with the “Selected Historical Combined and Consolidated Financial Data” and our audited consolidated historical financial statements and the related notes thereto included elsewhere in this Annual Report.  You should note that our financial statements have been prepared in accordance with U.K. GAAP, which differs in certain material respects from U.S. GAAP.  The significant differences between U.K. GAAP and U.S. GAAP are described in Note 24 to our consolidated financial statements included elsewhere in this Annual Report.

Overview

We manufacture and market grocery products for the retail grocery and food service markets in three principal product types: (i) canned foods, pickles and sauces; (ii) beverages; and (iii) spreads, (together our “grocery products business”).  We also operate a potato packing and marketing business supplying the retail grocery, food service and food manufacturing markets.  Until January 2001, when we disposed of our biscuits operations, we also manufactured and marketed biscuits and cookies.  Our products are sold under both private label and our popular brand names, which include HP canned foods, Typhoo tea, Cadbury’s chocolate drink mixes, Branston and Haywards pickles, Sarsons vinegar, Loyd Grossman cooking sauces, Marvel powdered creamer, Chivers and Hartley’s preserves, Sun-Pat peanut butter, Rowntree’s and Chivers jelly, Smash instant potato and Materne compote and jam. Until February 2001, when we disposed of our wines and spirits operations, we also had a private label wines and spirits bottling business.

Significant Factors Affecting Our Operating Results

Acquisitions, Disposals and Restructuring

We have historically pursued a strategy of both internal and external growth.  As a result, we have made a number of acquisitions, dispositions and restructurings, which have affected our results of operations during the past three years.  The following is a summary of our key acquisitions, dispositions and internal restructurings that we have undertaken since January 1, 2000.

•                  In January 2001, we sold our biscuits operations to Eubisco Limited, an affiliate of ours, for net proceeds of £90.9 million, but retained our French biscuits distribution business.  Eubisco Limited was formed by Hicks Muse in connection with its acquisition of Burton’s Gold Medal Biscuits from Associated British Foods in October 2000.  We used the proceeds from the sale to reduce the balance due under our Senior Credit Facility.

•                  In February 2001, we sold FE Barber Limited, our wines and spirits subsidiary for £10.9 million.  We used the proceeds from the sale to reduce the balance due under our Senior Credit Facility.

•                  In April 2001, we acquired the canned foods, pickles and sauces business of Stratford on Avon Foods Limited (“SonA”), for £12.9 million.  This business has been integrated into our existing canned foods, pickles and sauces operations.

•                  In September 2001, we acquired the “Lift” instant lemon tea business (“Lift”) for £8.3 million.  This business has been integrated into our existing beverages operations.

•                  In October 2001, we acquired the assets and trade of Nelsons of Aintree Limited (“Nelsons”), a company manufacturing sweet preserves for £7.5 million.  This business was integrated into our existing spreads operations.

•                  In May 2002, we acquired the ambient foods manufacturing business in the U.K. of Nestlé SA for a net consideration of £132.2 million.  The acquired business spans a broad range of product categories, including pickles, vinegars, sauces, sweet spreads, preserves and ambient desserts.   The purchase price was funded by additional borrowings under the Senior Credit Facility (see Item 5.B. “Liquidity and Capital Resources”).  The rights to acquire the ambient foods manufacturing business in the Republic of Ireland of Nestlé SA, which was included in the original acquisition agreement, was sold onto a management buy-in team in July 2002.  The trading, sales and marketing, logistics and administrative functions of Nestlé were integrated into our existing business by December 2002. A review of the manufacturing platform was completed in the first quarter of 2003. We have completed the consultation process and agreement has been reached with the representatives that we will close our Hadfield factory. It is intended that the operations will be integrated into our existing spreads factory in Histon and the pickles operation in Bury St. Edmunds.  The integration should be completed by December 2003.  We have made no provision at December 31, 2002 for the costs of integrating the manufacturing platform.

Currency Fluctuation

Although 84% of our business is conducted in the U.K., we have operations in France and the Netherlands.  We source raw materials from countries around the world and export our products to various countries.  Therefore, our financial position and results of operations are subject to both currency transaction risk and currency translation risk.

Our operating subsidiaries incur currency transaction risk whenever they enter into either a purchase or sales transaction using a currency other than that in which they regularly operate and incur their expenses.  We enter into forward currency contracts to hedge against our exposure to foreign currency exchange rate fluctuations in the purchase of raw materials and in our export business.  As of December 31, 2002, we had £42.2 million nominal value of forward currency contracts, cross-currency swaps and interest rate swaps, with an aggregate unrealized net loss of £1.9 million on those instruments at that date.

With respect to currency translation risk, the financial condition and results of operations of our non-U.K. businesses are measured and recorded in the relevant domestic currency of the jurisdiction in which the business is located and then translated into pounds sterling for inclusion in our consolidated financial statements.    The exchange rate has remained comparatively stable during 2000, 2001 and 2002.  However, since September 2002, sterling has depreciated against the euro from €1.59 to €1.445 in June 2003.  If this depreciation is sustained it will have a positive impact on our sales and operating profits as reported in pounds sterling in subsequent periods.

Industry Factors

Our financial condition and results of operation are also influenced by industry trends.  In recent years, there has been increased consolidation among the major grocery retailers in the U.K. as well as in continental Europe.  In 1998, two of the major retail food chains in the U.K., Somerfield and KwikSave, merged.  In addition, Wal-Mart entered the U.K. market through its 1999 acquisition of ASDA, one of the U.K.’s largest grocery retailers.  In continental Europe, two major grocery retailers, Carrefour and Promodes, merged in 1999 to create the largest retailer in France.  In January 2003, Morrisons made an offer for Safeway.  Interest has also been expressed by a number of other major multiple retailers and financial investors.

This consolidation has increased price competition among suppliers to the major retail food chains, and may ultimately lead to greater consolidation among such suppliers.  As a result, grocery retailers and manufacturers frequently engage in pricing campaigns such as “Everyday Low Price” and “Buy One/Get One Free” in order to promote their products and gain market share.  These campaigns have generally lowered our margins by increasing our short-term promotion costs, but this effect is partially offset by the additional sales made as a result of these campaigns.  While we believe that our relationships with our retail customers are strong, the continuation of the trend of consolidation could have a material adverse impact on our results of operations.

There are a number of other trends which impact on our industry and us in particular.  These include, among others, an increase in consumers’ preferences for branded rather than own label products, for fresh and chilled and convenience products, for “organic” products and the potential implications of genetically modified ingredients.  An increase in the legislation regarding the food industry with particular regard to food safety and consumer information will also impact our business.

We are responding to all these actively to take advantage of opportunities and limit any negative impacts.

Seasonality

Historically, our sales have been higher during the first and fourth quarters than during the second and third quarters.  Within our canned foods, pickles and sauces business, consumer demand for canned foods tends to be higher in the colder months of the year, with increased sales during the autumn and winter and lower sales during the spring and summer and we generally have a significant increase in sales of our pickles and sauces during the pre-Christmas period.  Our hot chocolate and malted drinks business is affected by seasonal changes in temperature, with sales usually declining during the warm summer months.  In addition, our working capital requirements are affected by the seasonal nature of our sales and production as a portion of our seasonal canned products is packed during the months from July to September.

As a result of the seasonality of our sales, the results of our operations for any given fiscal quarter will not necessarily be indicative of our results for the full year.  The sales of our principal product groups (excluding potatoes) in the four fiscal quarters of 2002 are shown in the table below:

	Fiscal Year Ended December 31, 2002
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
	£ millions
Sales
Canned foods, pickles and sauces (1)	85.5	86.1	82.1	91.9	345.6
Beverages	44.0	41.2	40.6	47.0	172.8
Spreads (2)	40.1	39.2	39.7	39.4	158.4

	169.6	166.5	162.4	178.3	676.8

Acquisitions					55.6
Potatoes (3)					149.9

Turnover from continuing operations					882.3

(1)                                 Excluding sales from Nestlé of £30.2 million.

(2)                                 Excluding sales from Nestlé of £25.4 million.

(3)                                 Potatoes are excluded from the seasonality table, as the value of our potato sales is principally dependent on the price at which potatoes are traded in the commodity markets, which is principally dependent on the quality and size of the U.K. potato harvest, which can vary significantly from year to year.

Operating Results

The following table summarizes our operating results before operating exceptional items for each of 2000, 2001 and 2002.  The table has been derived from and should be read in conjunction with our audited consolidated historical financial statements and the related notes included elsewhere in this Annual Report.  The results of operations for 2000, 2001 and 2002 presented below have been restated to reflect the disposal of our biscuits and wines and spirits operations in the first quarter of 2001 and the reclassification of certain products between product groups in 2002.

	Year Ended December 31,
	2000	% of total sales	2001	% of total sales	2002	% of total sales
	£ millions except for percentage data
Sales
Continuing operations
Canned foods, pickles and sauces	337.6	32.7	362.4	42.7	375.8	42.6
Beverages	191.8	18.6	173.8	20.5	172.8	19.5
Spreads	156.6	15.1	151.4	17.8	183.8	20.8
Potatoes	132.5	12.8	157.6	18.5	149.9	17.0

Total continuing operations	818.5	79.2	845.2	99.5	882.3	99.9
Discontinued operations
Biscuits and cookies	159.6	15.4	—	—	—	—
Wines and spirits	52.7	5.1	1.9	0.2	—	—
Holco, Chivers Ireland and others	2.8	0.3	2.2	0.3	0.2	0.1

Total discontinued operations	215.1	20.8	4.1	0.5	0.2	0.1

Total sales.	1,033.6	100.0	849.3	100.0	882.5	100.0
Cost of sales	(788.8)	(76.3)	(660.9)	(77.8)	(653.8)	(74.1)

Gross profit	244.8	23.7	188.4	22.2	228.7	25.9
Selling and distribution expenses	(142.9)	(13.8)	(98.1)	(11.5)	(110.0)	(12.5)
Administrative costs	(32.7)	(3.2)	(26.8)	(3.2)	(41.2)	(4.6)
Operating profit before operating exceptional items	69.2	6.7	63.5	7.5	77.5	8.8

The following table analyses our sales by geographical origin and geographical market for each of 2000, 2001 and 2002.  The table has been derived from and should be read in conjunction with our audited consolidated historical financial statements and the related notes included elsewhere in this Annual Report.

	Turnover by geographical origin			Turnover by geographical market
	2000	2001	2002	2000	2001	2002
	£ millions			£ millions
U.K.	694.9	723.4	763.8	681.9	712.3	741.5
Mainland Europe	123.6	121.8	118.5	129.3	124.4	129.3
Other countries	—	—	—	7.3	8.5	11.5
Continuing operations	818.5	845.2	882.3	818.5	845.2	882.3
Discontinued operations	215.1	4.1	0.2	215.1	4.1	0.2

Total	1,033.6	849.3	882.5	1,033.6	849.3	882.5

The review of accounting policies in 2001 required by FRS 18 “Accounting Policies” identified that certain sales deductions would be more appropriately classified as a reduction in “sales” rather than “cost of sales” and certain promotional expenditure would be more appropriately classified as “selling and distribution expenses” rather than a reduction in “sales”.  This change of policy was adopted in 2001 and the 2000 comparatives have been restated accordingly (see Notes 1 and 2 to the Consolidated Financial Statements under Item 18 “Financial Statements”).

“Sales” is the value of sales, excluding transactions with or between wholly owned subsidiaries, after deductions of sales rebates, value added tax and other sales related taxes.  Sales are recognized upon receipt of confirmation that the goods shipped have been accepted by the customer, where the sales price is fixed and collectability is reasonably assured.  Sales are also referred to as “Turnover” in the audited consolidated historical financial statements and accompanying notes included elsewhere in this Annual Report.  We derive our sales principally from selling canned foods, beverages, spreads, pickles and sauces and potatoes.  Our principal geographic markets are the U.K., which accounted for approximately 83.3%, 84.3% and 84.0% and France, which accounted for 11.1%, 10.1% and 9.8% of the sales of our continuing operations in 2000, 2001 and 2002, respectively.  Sales of our own branded products represented approximately 41% of our 2002 sales for our total business and 49% of our grocery products business.  The remaining sales principally comprised private label, unbranded food service and sales of commodity products.

“Cost of sales” consists of costs directly attributable to manufacturing, including raw materials, packaging, labor, energy, other utilities and overhead costs attributable to the manufacturing processes and factories.  Principal raw materials we use include tea, sugar, vegetables, fruit and cocoa. Manufacturing overheads include plant supervision and management costs, technical and engineering support costs, costs for the storage of our raw material and finished goods inventory, health and safety compliance costs, maintenance and insurance costs, quality control costs and depreciation expenses relating to manufacturing equipment.

“Selling and distribution expenses” consist of selling costs, which include advertising, direct and indirect marketing, costs of promotions and labor and overhead costs attributable to the sales function.  Our promotional costs include, among other things, discounts we give to retailers in connection with product-specific promotions.  Distribution costs include freight, warehousing, labor and overhead costs attributable to the distribution function.

The division of our products into “branded” and “private label” makes the comparison of gross profit after marketing expenses the principal measurement tool to determine the profitability of our product lines.  This is because the higher sales value of branded products yields higher gross margins but the branded products require significant marketing expenditure.  Therefore, to be able to compare similar branded and private label products it is necessary to deduct the marketing expenditure incurred in supporting the branded products.

“Administrative expenses” comprise labor and costs directly attributable to the finance, human resources, procurement, information technology and general management functions.

“Net interest expense” principally comprises interest paid on our Notes, our Senior Credit Facility and overdrafts less interest receivable on cash deposits.  Also included in our interest expense is the amortization of the capitalized debt issuance costs and exchange gains or losses on our U.S. dollar-denominated Notes.

“Tax” principally comprises income taxes to which we are subject in the various countries in which we have operations.  We attempt to minimize the tax payable in each jurisdiction by using appropriate tax strategies.   Our current high level of leverage (and hence interest payable) reduces our tax payable on our operating profit.   Our tax payable is likely to increase as we repay our debt under the Senior Credit Facility and hence reduce our net interest payable.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Continuing Operations

Sales.  Sales from continuing operations were £882.3 million for 2002, an increase of £37.1 million, or 4.4%, as compared to sales for 2001 of £845.2 million.  The increase in sales was principally due to the acquisition of the U.K. ambient food business of Nestlé, which contributed £55.6 million of sales in 2002 and increased spreads sales of £7.0 million, principally as a result of Nelsons contributing to sales for the full year.  The increase in sales was offset by a reduction of £7.7 million in the value of sales of potatoes and a reduction of £16.8 million in sales in our existing canning, pickles and sauces business (i.e., excluding Nestlé).

Canned Foods, Pickles and Sauces.  Sales of canned foods, pickles and sauces were £375.8m for 2002, an increase of £13.4 million, or 3.7%, over sales of £362.4 million for 2001.  The acquisition of Nestlé contributed sales of £30.2 million from date of acquisition to year end.  Excluding Nestlé, sales in our existing business decreased by £16.8 million as a result of the business exiting a number of low-margin contracts.

Beverages.  Sales of beverages were £172.8 million for 2002, a decrease of £1.0 million, or 0.6%, compared to sales of £173.8 million for 2001.  Our chocolate beverages business continued to perform well with sales for the full year 3.4% ahead of last year.  A decrease in our tea sales during 2002 was due to the exit from marginal and under-performing contracts with increased competition in the own label tea market due to excess capacity, offset by growth in sales of our Typhoo brand through the major multiple retailers.  In a letter dated April 30, 2003, Cadbury Schweppes plc expressed their intention not to renew the license beyond 2006.  They have not yet served formal notice on us regarding non-renewal of the license, and negotiations regarding the future trading relationship are ongoing.

Spreads.  Sales of spreads were £183.8 million for 2002, an increase of £32.4 million, or 21.4%, as compared to sales of £151.4 million for 2001.  The acquisition of Nestlé contributed sales of £25.4 million from the date of acquisition to December 2002.  The remaining increase in sales is principally due to an additional £8.5 million from Nelsons contributing to sales for a full 12 months in 2002; the business was acquired in October 2001.

Potatoes.  Sales of potatoes were £149.9 million for 2002, a decrease of £7.7 million, or 4.9%, as compared to sales of £157.6 million for 2001.  An average decrease of 15.0% in the price per tonne sold during 2002 arose from a very good 2002 harvest, which reduced market prices of potatoes in the second half of 2002.  The tonnage of potatoes sold in 2002 was 986,000 tonnes, an increase of 105,000 tonnes, or 11.9%, on 2001.  The profitability of this business is not directly linked to the market price of potatoes and hence sales value, but rather to the volume of potatoes sold.

Discontinued Operations

The £0.2 million of sales by discontinued operations in 2002 represents sales made by a non-core non-grocery business, which was put into liquidation in March 2002.

Premier Consolidated

Gross Profit.  Gross profit before operating exceptional items for our continuing operations including Nestlé was £228.7 million for 2002, an increase of £40.7 million, or 21.6%, compared to gross profit on continuing operations before operating exceptional items of £188.0 million for 2001.  Excluding Nestlé, gross profit before operating exceptional items for continuing operations was £206.2 million, an increase of £18.2 million, or 9.7%, over 2001.  Gross margin including Nestlé increased to 25.9% in 2002 from 22.2% in 2001.  Excluding Nestlé, gross margins increased to 24.9% in 2002 from 22.2% for 2001.  The principal causes of the increase in gross margin were an increase in the branded mix of our beverages business combined with operating efficiencies and the recovery of our French preserves business from the operational problems encountered last year.  In addition, the elimination of under-performing contracts across the business and the decrease in sales by our potato business, both serve to reduce sales while the gross profit in value terms remains relatively unchanged.

Selling and Distribution Expenses.  Selling and distribution expenses before operating exceptional items were £110.0 million for 2002, an increase of £11.9 million, or 12.1%, compared to selling and distribution expenses before operating exceptional items of £98.1 million for 2001.  The principal cause of the increase in selling and distribution expenses before operating exceptional items was from the acquisition of Nestlé, which increased selling and distribution expenses by £8.6 million from the date of acquisition to December 2002.  The additional £3.3 million increase relates to increases in our advertising expenditure on our major brands.

Administrative Costs.  Administrative costs before operating exceptional items were £41.2 million for 2002, an increase of £14.4 million, or 53.7%, compared to administrative costs before operating exceptional items of £26.8 million for 2001.  The principal causes of the increase related to Nestlé, which incurred administrative costs of £7.0 million from the date of acquisition to December 2002.  The remaining increases in expenditure principally resulted from an increase of £3.0 million in the bonus payable to our employees, a reclassification of £2.0 million of expenditure from selling and distribution expenses to administrative costs following the merger of our French preserves manufacturing and biscuits distribution operations, an increase in the amortization of goodwill of £0.8 million reflecting a full year’s amortization of the goodwill arising on the businesses acquired during 2001 and an increase of £0.6 million in the amortization of the pension prepayment.

Operating Profit Before Operating Exceptional Items.  Operating profit before operating exceptional items was £77.5 million for 2002, an increase of £14.0 million, or 22.0%, over operating profit before operating exceptional items of £63.5 million for 2001.  The principal causes of the increase in operating profit before operating exceptional items was the acquisition of Nestlé in May 2002, which contributed £6.9 million.  Operating margin increased to 8.8% for 2002 from 7.5% for 2001.  This improvement in operating margins reflects the increase in gross profit partly offset by the additional marketing and administrative expenditure.

Operating Exceptional Items.  Operating exceptional items in 2002 comprise the following principal items:

•                                         £3.8 million in relation to reductions in manning and changes to shift patterns at our Moreton tea factory;

•                                         £3.0 million of costs relating to the relocation of our principal administrative office to St. Albans and the closure of our Histon and Hampstead administrative functions;

•                                         £2.4 million of costs relating to the closure of our Nelsons spreads factory in Aintree and the relocation of production to our Histon spreads factory;

•                                         £2.1 million of costs relating to the Nestlé acquisition and the subsequent integration of its administrative functions with those of Premier.  The review of the manufacturing platform was not completed until the first quarter of 2003; therefore, no provision has been made for the costs of this integration at December 31, 2002;

•                                         £2.1 million of costs relating to the closure of our North Walsham canned foods factory.  This factory was closed in the fourth quarter of 2002 and the production integrated into our canned foods factories at Wisbech and Long Sutton; and

•                                         £2.1 million in relation to further restructuring of our French spreads and biscuits distribution operation following the integration of the businesses in 2001.

Operating exceptional items in 2001 comprise the following items:

•                                         a charge of £4.5 million in relation to the transfer of administration functions from our Moreton site to our Histon and Long Sutton sites.  This charge includes the redundancy costs of approximately 165 administration staff;

•                                         a charge of £3.5 million in relation to the restructuring of production facilities, principally the integration of the SonA production facilities into our existing facilities at Long Sutton, Wisbech and Bury, and the closure and sale of the SonA site.  This charge includes the redundancy costs of approximately 130 production and administration staff; and

•                                         a charge of £4.2 million in relation to the restructuring of distribution arrangements, principally relating to the integration of our French biscuits distribution operations into our French preserves operations.

Non-operating Exceptional Items.  Non-operating exceptional items in 2002 comprise the following principal items:

•                                         a loss on the liquidation of a non-core non-grocery subsidiary of £0.4 million; and

•                                         a loss on disposal of surplus properties and other fixed assets of £1.6 million.

Non-operating exceptional items in 2001 comprise the following principal items:

•                                         a loss on disposal of £25.5 million on the sale of our biscuits operations.  This includes the write-off of £53.0 million of goodwill that had previously been written off to reserves;

•                                         a loss on disposal of our wines and spirits operations of £4.1 million; and

•                                         a profit on disposal of surplus properties of £3.4 million.

Net Interest Payable.  Net interest payable was £36.4 million for 2002, which comprised £6.3 million of amortization charges on our capitalized debt issuance costs, £13.2 million of exchange gains on the translation of the principal amount of the U.S. dollar-denominated Notes and a net £43.3 million payable on the Notes, our Senior Credit Facility and other borrowings and cash.  Net interest payable was £52.7 million for 2001, which comprised £7.5 million of amortization charges on our capitalized debt issuance costs, £3.6 million of exchange losses on the translation of the principal amount of the U.S. dollar-denominated Notes and a net £41.6 million payable on the Notes, our Senior Credit Facility and other borrowings and cash.  The increase of net interest payable in 2002 on the Notes, our Senior Credit Facility and other borrowings and cash was principally due to the additional debt raised under our Senior Credit Facility to fund the Nestlé acquisition offset by reduction in debt through cash generated from our operating activities and a decrease in market interest rates applicable to our Senior Credit Facility.

Taxation Charge on Profit / (Loss) on Ordinary Activities.  The tax charge on profit on ordinary activities was £6.0 million for 2002 as compared to a tax charge of £0.9 million for 2001.  The tax charge in 2001 has been restated following the implementation of FRS 19 “Deferred tax”.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Continuing Operations

Sales.  Sales from continuing operations were £845.2 million for 2001, an increase of £26.7 million, or 3.3%, as compared to sales for 2000 of £818.5 million.  The increase in sales was principally due to (i) an increase of £25.1 million in the value of sales of potatoes following an increase in the market price of potatoes due to a poor U.K. harvest in the second half of 2000; and (ii) the acquisitions of (a) SonA in April 2001, which contributed £19.9 million of sales in 2001; (b) Lift, which contributed £1.2 million of sales in 2001; and (c) Nelsons, which contributed £6.0 million of sales in 2001.  The increase in sales was offset by a reduction in tea sales of £18.0 million and a decrease in sales by our existing spreads businesses of £5.2 million.

Canned Foods, Pickles and Sauces.  Sales of canned foods, pickles and sauces were £362.4 million for 2001, an increase of £24.8 million, or 7.3%, over sales of £337.6 million for 2000.  The increase in sales was primarily due to (i) a £5.2 million, or 20.5%, increase in sales by Jonker Fris (which we acquired in April 1999) as we continued to leverage the synergies available following the acquisition; and (ii) sales of £19.9 million from the trade acquired from SonA.

Beverages.  Sales of beverages were £173.8 million for 2001, a decrease of £18.0 million, or 9.4%, compared to sales of £191.8 million for 2000. The decrease in sales was due to a reduction in both sales value and volume of branded tea as a result the repositioning of our marketing strategy in the middle of 2000 away from “Buy One Get One Free” and other deep discounting activities to net pricing by lowering the selling prices of products supported by traditional marketing program.  The effect of the change in marketing strategy was to increase the gross profit after marketing expenses despite the reduction in overall sales and gross profit.  The acquisition of Lift, which we acquired in September 2001, contributed £1.2 million in sales.

Spreads.  Sales of spreads were £151.4 million for 2001, a decrease of £5.2 million, or 3.3%, as compared to sales of £156.6 million for 2000.  The decrease in sales was principally due to (i) a competitive U.K. market which led to a £3.6 million decrease in sales by our existing U.K. operation; and (ii) a £7.1 million decrease in sales by our French operation due to distribution problems that arose during the integration of our French preserves and biscuits operations.  This decrease was offset by sales of £6.0 million from Nelsons, which we acquired in October 2001.

Potatoes.  Sales of potatoes were £157.6 million for 2001, an increase of £25.1 million, or 18.9%, as compared to sales of £132.5 million for 2000.  The increase arose from an average 44.0% increase in the price per tonne sold during the first half of 2001 following the poor U.K. potato harvest in the second half of 2000.  The tonnage of potatoes sold in 2001 was 881,000 tonnes, an increase of 16,500 tonnes, or 1.9%, on 2000.

Discontinued Operations

Sales of wines and spirits were £1.9 million for January 2001.  The wines and spirits business was sold in February 2001.  The remaining £2.2 million of sales by discontinued operations in 2001 represents sales made by a non-core non-grocery business, which has been put into liquidation in March 2002.

Premier Consolidated

Gross Profit.  Gross profit before operating exceptional items for our overall operations was £188.4 million for 2001, a decrease of £56.4 million, or 23.0%, compared to gross profit before operating exceptional items of £244.8 million for 2000.  The principal cause of the decrease in gross profit before operating exceptional items was the sale of our biscuit manufacturing business in January 2001 and wines and spirits business in February 2001. Gross margin decreased to 22.2% for 2001 from 23.7% for 2000.  For continuing operations, gross profit before operating exceptional items was £188.0 million for 2001, a decrease of  £10.1 million, or 5.1%, over gross profit before operating exceptional items of  £198.1 million for 2000.  Gross margin for continuing operations decreased from 24.2% for 2000 to 22.2% for 2001. The principal causes of the decrease in gross margin was the repositioning of our tea marketing strategy and the increase in the market price of potatoes.

Selling and Distribution Expenses.  Selling and distribution expenses before operating exceptional items were £98.1 million for 2001, a decrease of £44.8 million, or 31.4%, compared to selling and distribution expenses before operating exceptional items of £142.9 million for 2000.  The principal cause of the decrease in selling and distribution expenses before operating exceptional items was the sale of our biscuit manufacturing business in January 2001 and wines and spirits business in February 2001. For continuing operations, selling and distribution expenses before operating exceptional items were £97.6 million for 2001, a decrease of  £15.8 million, or 13.9%, over selling and distribution expenses before operating exceptional items of  £113.4 million for 2000. The principal causes of the decrease in selling and distribution expenses before operating exceptional items was the repositioning of our tea marketing strategy, which reduced marketing costs on tea by £19.1 million offset by an increase in marketing expenses for the other operations of £5.9 million.

Administrative Costs.  Administrative costs before operating exceptional items were £26.8 million for 2001, a decrease of £5.9 million, or 18.0%, compared to administrative costs before operating exceptional items of £32.7 million for 2000.  The principal cause of the decrease in administrative costs before operating exceptional items was the sale of our biscuit manufacturing business in January 2001 and wines and spirits business in February 2001.  For continuing businesses, administrative expenses before operating exceptional items were £26.1 million, an increase of  £1.5 million, or 6.1%, over administrative expenses before operating exceptional items of  £24.6 million for 2000.  The principal causes of the increase were the acquisitions of the SonA and Nelsons.

Operating Profit Before Operating Exceptional Items.   Operating profit before operating exceptional items was £63.5 million for 2001, a decrease of £5.7 million, or 8.2%, over operating profit before operating exceptional items of £69.2 million for 2000.  The principal cause of the decrease in operating profit before operating exceptional items was the sale of our biscuit manufacturing business in January 2001 and wines and spirits business in February 2001.  Operating margin increased to 7.5% for 2001 from 6.7% for 2000.  For continuing businesses, operating profit before operating exceptional items was £64.3 million, an increase of  £4.2 million, or 7.0%, over operating profit before operating exceptional items of  £60.1 million for 2000.  This improvement in operating margins reflects the reductions in selling and distribution expenses, partly offset by the decrease in gross profit, as discussed above.

Operating Exceptional Items.  Operating exceptional items in 2001 comprise the following principal items:

•                                         a charge of £4.5 million in relation to the transfer of administration functions from our Moreton site to our Histon and Long Sutton sites.  This charge includes the redundancy costs of approximately 165 administration staff;

•                                         a charge of £3.5 million in relation to the restructuring of production facilities, principally the integration of the SonA production facilities into our existing facilities at Long Sutton, Wisbech and Bury, and the closure and sale of the SonA site.  This charge includes the redundancy costs of approximately 130 production and administration staff; and

•                                         a charge of £4.2 million in relation to the restructuring of distribution arrangements, principally relating to the integration of our French biscuits distribution operations into our French preserves operations.

Operating exceptional items in 2000 comprises:

•                                         a charge of £1.6 million relating to the further restructuring of our canned foods, pickles and sauces production facilities.

Non-operating Exceptional Items.  Non-operating exceptional items in 2001 comprise the following principal items:

•                                         a loss on disposal of £25.5 million on the sale of our biscuits operations.  This includes the write off of £53.0 million of goodwill that had previously been written off to reserves;

•                                         a loss on disposal of our wines and spirits operations of £4.1 million; and

•                                         a profit on disposal of surplus properties of £3.4 million.

Non-operating exceptional items in 2000 comprise the following principal items:

•                                         a charge of £4.2 million, which was an adjustment to the loss on disposal of subsidiaries, which were disposed of in prior years; and

•                                         a loss on disposal of surplus properties of £1.6 million.

Net Interest Payable.  Net interest payable was £52.7 million for 2001, which comprised £7.5 million of amortization charges on our capitalized debt issuance costs, £3.6 million of exchange losses on the translation of the principal amount of the U.S. dollar-denominated Notes and a net £41.6 million payable on the Notes, our Senior Credit Facility and other borrowings and cash.  Net interest payable was £67.9 million for 2000, which comprised £5.8 million of amortization charges on our capitalized debt issuance costs, £10.0 million of exchange losses on the translation of the principal amount of the U.S. dollar-denominated Notes and a net £52.1 million payable on the Notes, our Senior Credit Facility and other borrowings and cash.  The decrease of net interest payable in 2001 on the Notes, our Senior Credit Facility and other borrowings and cash was principally due to the utilization of the proceeds from the sales of our biscuit manufacturing and wines and spirits businesses in reducing our term debt.

Taxation Charge on Profit / (Loss) on Ordinary Activities.  Tax on loss on ordinary activities was  £0.9 million for 2001 as compared to a tax charge of £2.5 million for 2000.  The tax charge in 2001 and 2000 has been restated following the implementation of FRS 19 “Deferred tax”.

Significant Accounting Policies

Our accounting policies are described in Note 1 of the Notes to our Consolidated Financial Statements included in this Annual Report.  Certain of our accounting policies require the application of judgment by management in selecting the appropriate assumptions for calculating financial estimates.  By their nature these judgments are subject to an inherent degree of uncertainty.  These judgments are based on our historical experience, the terms of existing contracts, our observance of trends in the industry, information provided by our customers and information available from other outside sources as appropriate.  Our significant accounting policies include:

Over-rider Discounts and Customer Rebates.  Our over-rider discounts and customer rebates reserve is established on our best estimate of the amounts necessary to meet claims made by our customers in respect of these discounts and rebates.  Provision is made at the time of sale and released, if unutilized, once the likelihood of such a claim being made has become remote.

Pension Benefits.  The determination of our obligation and expense for pension benefits is dependent on our selection of certain assumptions used by actuaries in calculating such amounts.  Those assumptions are described in Note 6 and Note 24 of the Notes to our Consolidated Financial Statements included in this Annual Report and include, among others, the discount rate, the expected long-term rate of return on plan assets and rates of increase in compensation.  In accordance with both U.K. and U.S. GAAP, actual results that differ from our assumptions are accumulated and amortized over future periods and, therefore, generally affect our recognized expense and recorded obligation in such future periods.  We are guided in selecting our assumptions by our independent actuaries and, while we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension obligations and our future pensions expense.

Valuation of Goodwill, Intangible and Other Fixed Assets  Under U.K. GAAP, Premier’s accounting policy is to amortize property, plant and equipment, goodwill and intangible assets over their estimated useful lives.  Estimated useful lives are based on our management’s estimates of the period that the assets will generate revenue.  For the differences between U.K. GAAP and U.S. GAAP accounting policies in respect of the valuation of goodwill, intangible assets and other fixed assets, see Note 24 to the consolidated financial statements included elsewhere in this Annual Report.  We additionally consider whether any of the property, plant and equipment, goodwill and intangible assets may have become impaired whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable.  Factors considered important which could trigger an impairment review include the following:

•           under performance relative to historical or projected future operating results;

•                                          changes in the manner of use of the assets or the strategy for the overall business; and

•                                          negative industry or economic trends.

When we determine that the carrying value of the asset concerned may have been impaired, we record an impairment charge.  The impairment charge is determined by estimating the recoverable value of the asset using an appropriate method for that asset.

B.            Liquidity and Capital Resources

Our primary sources of liquidity are cash flow from operations and borrowings under our Senior Credit Facility.  Approximately £77.3 million was available to us at December 31, 2002 for borrowing under the Working Capital Facility, of which up to £54.9 million may be used for guarantees and letters of credit.

Cash Flow

Net Cash Flow From Operating Activities

Net cash flow generated from operating activities (cash flow before interest, capital expenditure, tax and dividends, but after working capital movements and cash flows relating to operating exceptional items) was an inflow of £98.8 million for 2002, an increase of £17.1 million over net cash flow from operating activities of £81.7 million for 2001, and an increase of £8.6 million over net cash flow from operating activities of £90.2 million for 2000.  The table below analyzes the decrease in net cash flow generated from operating activities:

	2000	2001	2002
	£ millions

Operating profit for continuing operations	60.1	64.3	77.6
Depreciation and amortization for continuing operations	16.1	18.6	25.6
Operating cash outflow for discontinued operations	(2.7)	(0.8)	(0.1)
Working capital movements for continuing operations	31.9	13.1	8.9
Exceptional items	(15.2)	(13.5)	(13.2)

Net cash inflow from operating activities	90.2	81.7	98.8

Historically, our cash flows from operating activities have been largely stable with variances resulting from the timing of the receipt of payment from major customers and payments to major suppliers, and from capital and other expenditures relating to the execution of our restructuring programs.

Capital Expenditure and Financial Investment

We made capital expenditures of £17.3 million in 2002.  We made capital expenditures of £20.1 million and £26.5 million in 2001 and 2000, respectively.  We believe that our manufacturing facilities are generally in good condition, and as we have improved the efficiency of our manufacturing facilities with our capital expenditure program during the three years ended December 31, 2002, capital expenditures are now expected to run in line with depreciation.  We have budgeted for £19.4 million of capital expenditure in 2003.  We expect to fund future capital expenditure from our operating activities and borrowings under the Senior Credit Facility.  The Senior Credit Facility places a limit on permitted capital expenditure of £18.8 million for 2003 and for each year thereafter.  We have the right to carry forward the excess by which the limit exceeds the actual capital expenditure, up to a maximum amount of one third of the previous year’s permitted capital expenditure for use within the first six months of the following financial year.  We believe that the excess carried forward from 2002 for utilization in 2003 will be sufficient to enable us to meet our budgeted capital expenditure plans for 2003, without breaching the capital expenditure set within the Senior Credit Facility.  In the event that we do not have sufficient excess, we will reduce our capital expenditure plans accordingly.

Return on Investments, Servicing of Finance and Changes in Finance

We have significant debt service and repayment obligations under the Senior Credit Facility and the Notes.  The maturity profile of our Notes, secured credit facilities, other debt and payments due under our finance and operating leases is set out in the table below.

	Notes	Term A Facility	Term B Facility	Other Debt	Finance Leases	Total Debt
	£ millions
Maturing in:
Less than 1 year	—	27.0	—	3.2	0.1	30.3
1 to 2 years	—	36.0	—	—	—	36.0
2 to 3 years	—	50.0	—	—	—	50.0
3 to 4 years	—	52.0	—	—	—	52.0
4 to 5 years	—	59.3	34.0	—	—	93.3
More than 5 years	199.2	—	34.0	9.4	—	242.6

	199.2	224.3	68.0	12.6	0.1	504.2

	Total Debt	Operating Leases	Capital Commitments	Total
	£ millions
Maturing in:
Less than 1 year	30.3	4.0	1.4	35.7
1 to 2 years	36.0	3.1	—	39.1
2 to 3 years	50.0	2.1	—	52.1
3 to 4 years	52.0	1.4	—	53.4
4 to 5 years	93.3	1.3	—	94.6
More than 5 years	242.6	4.3	—	246.9

	504.2	16.2	1.4	521.8

We paid net interest on our Notes, the Senior Credit Facility, overdrafts and cash balances of £47.4 million in 2002 compared to net interest paid on our Notes, the Senior Credit Facility, overdrafts and cash balances in 2001 of £44.5 million.  The increase in interest paid is principally due to the additional debt raised under the supplemental agreement to the Senior Credit Facility to fund the Nestlé acquisition offset by a reduction in net debt from cash generated through our operations and a general decrease in prevailing market interest rates.

Senior Credit Facility

On May 27, 2002, we executed a Supplemental Agreement to the Senior Credit Facility that permitted one of our subsidiaries to borrow an additional £135.0 million under the Senior Credit Facility to fund our acquisition of the Nestlé.  The Supplemental Agreement amended certain terms in the Senior Credit Facility, including the amortization schedule of the facilities.  Following the completion of the acquisition, the Term A Facility is required to be repaid in semi-annual instalments with final maturity in December 2007.  The Term B Facility is required to be repaid in two instalments with 50% repayable in June 2008 and the balance repayable in December 2008. The Working Capital Facility will cease to be available on December 31, 2007.  In addition, the Working Capital Facility was reduced from £125.0 million to £100.0 million.

The Senior Credit Facility provides for £392.3 million of loan facilities comprised of (i) two term facilities (the “Term A” and “Term B” Facilities); and (ii) a Working Capital Facility.

The Term A Facility is for an amount of up to £224.3 million and the Term B Facility is for an amount of up to £68.0 million.  The Working Capital Facility in the amount of up to £100.0 million is available in pounds sterling or the equivalent in certain foreign currencies in the form of revolving advances and a letter of credit facility, which is to be used for general corporate purposes.

Borrowings under the Senior Credit Facility at December 31, 2002 comprised £224.3 million under the Term A Facility and £68.0 million under the Term B Facility.  Of the £100.0 million of Working Capital Facility, £nil was drawn at December 31, 2002 and £22.7 million was utilized for general corporate purposes.  Borrowings under the Senior Credit Facility bear interest at floating rates and require interest payments on varying dates.

The Term A Facility is required to be repaid in semi-annual instalments, which commenced on June 30, 2002, with final maturity on December 31, 2007.  The Term B Facility is required to be repaid in two instalments with 50% repayable on June 30, 2008 and the balance repayable in December 31, 2008. The Working Capital Facility will cease to be available on December 31, 2007.

Under the Senior Credit Facility, we are required to make prepayments in full immediately upon the occurrence of certain events, including a change of control (as defined therein) or any asset sale (as defined therein).  We are also required to make mandatory prepayments with the first £100.0 million and thereafter 50% of the aggregate net proceeds of any flotation (as defined therein) which does not constitute a full prepayment event and the net proceeds from disposals which are not applied in acquiring replacement assets or other assets required in the business over a six-month reinvestment period.  In addition, a percentage of our excess cash flow must be applied in prepayment of the Senior Credit Facility.  The percentage is initially 75% but reduces in two equal steps to 25% dependent upon the applicable total net debt to consolidated EBITDA ratio for the financial year in question.

For further discussion of the Senior Secured Facility, see Item 10.C.  “Additional Information — Material Contracts — Senior Credit Facility.”

The Notes

In August 1999, we issued $200.0 million aggregate principal amount 12% Senior Notes due 2009 (the “Dollar Notes”) and £75 million aggregate principal amount 12 1/4% senior Notes due 2009 (the “Sterling Notes”, and together with the Dollar Notes, the “Notes”).  The Notes were subsequently exchanged for SEC-registered Notes in July 2000 on the same terms and conditions by the holders.  The Notes will mature on September 1, 2009, unless redeemed at our option at an earlier date.  Cash interest on the Dollar Notes accrues at a rate of 12% per annum and are payable in cash semi-annually on March 1 and September 1 of each year.  Cash interest on the Sterling Notes accrues at a rate of 12 1/4% per annum and are payable in cash semi-annually on March 1 and September 1 of each year.

The Notes may be redeemed at our option at any time on or after September 1, 2004, in whole or in part.  At any time on or prior to September 1, 2004, the Notes may also be redeemed as a whole upon the occurrence of a change of control (as defined in the Indenture).

The Indenture governing the Notes contains covenants limiting our ability to:

•                  incur additional debt;

•                  transfer and sell assets;

•                  enter into transactions with our affiliates; and

•                  pay dividends or make any other distributions on our capital stock.

These covenants are subject to a number of important limitations and exceptions.

For a further discussion of our Notes, see Item 10.C. “Additional Information — Material Contracts — The Notes.”

Intercompany Loans

Pursuant to an intercompany loan agreement dated August 10, 1999 entered into between Premier and Premier Financing (the “Intercompany Loan”), Premier lent an amount equal to the proceeds of the original offering to Premier Financing, the proceeds of which were used by Premier Financing to purchase preference shares of Premier Holdings.  Interest is to be payable on the dates and at the rate that interest is payable under the Notes.  The Intercompany Loan has the same maturity as the Notes.  Premier Financing’s ability to pay interest on, and to repay principal amounts borrowed under, the Intercompany Loan is dependent upon funds generated from the operations of its operating subsidiaries and on those subsidiaries’ ability to pay dividends and make other distributions to Premier Financing.  The Intercompany Loan is subordinated to the Senior Credit Facility pursuant to a subordination deed.

Premier also borrowed £9.3 million from an affiliated company.  This loan is unsecured, interest-free, subordinated to the Senior Credit Facility and repayable in full on July 31, 2009.

General Considerations

Premier Foods plc is a holding company and does not have operations of its own.  It relies on dividends and payments on the Intercompany Loan to make payments on the principal and interest of the Notes.  Premier Financing is also a holding company and does not directly conduct any business operations.  Premier Financing relies on dividends and other payments from our operating subsidiaries to generate funds to fulfill its obligations under the Intercompany Loan.  The ability of Premier Financing, the borrower of the Senior Credit Facility, to make dividends and other payments is restricted by the terms of the Senior Credit Facility and the subordination deed.  Furthermore, the right of the noteholders to receive payments on the Notes is structurally subordinated to all liabilities of our subsidiaries.

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

Material Differences Between U.K. GAAP and U.S. GAAP

U.K. GAAP differs in certain significant respects from U.S. GAAP.  The differences applicable to us principally relate to goodwill amortization, pensions, derivative financial instruments and deferred taxation.  A summary of the significant differences as they affect us are set out in Note 24 of the Notes to our Consolidated Financial Statements included in this Annual Report.

Recent Accounting Pronouncements

A summary of the recent accounting standards as they affect us are set out in Note 24 of the Notes to our Consolidated Financial Statements included in this Annual Report.

C.            Research and Development

The Company engages in continuing research and development to maintain the appeal of our current products and develop new innovative products for the consumer.  We spent £0.5 million, £0.4 million and £1.0 million in 2000, 2001 and 2002, respectively, on Company-sponsored research and development activities. Research and development expenditure is expensed in the year in which it is incurred.

D.            Trend Information

See trend information in Item 4.B. “Business Overview—Industry” and Item 5.A. “Operating Results—Industry Factors”.

Item 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            Directors and Senior Management

The following sets forth names, dates of birth and positions of the persons who currently serve as our directors and executive officers.

Name	Date of birth	Position Held
C. Dean Metropoulos	May 5, 1946	Non-Executive Chairman
Robert Schofield	February 4, 1952	Director, Chief Executive
John R. Muse	February 24, 1951	Director
Lyndon Lea	January 13, 1969	Director
Paul Thomas	December 30, 1955	Director, Finance Director
Luca Velussi	November 7, 1969	Director
Stephen Alexander	December 12, 1955	Non-Executive Director

C. Dean Metropoulos became Non-Executive Chairman of Premier in January 2002, prior  to  which  he  served  as  Premier’s  Executive Chairman from September  1999  to  January  2002. Mr. Metropoulos is currently Chairman of the Board and Chief Executive Officer of Pinnacle Foods Corporation, a food manufacturer.  Mr. Metropoulos served as Chairman of the Board and Chief Executive Officer of International Home Foods, Inc. from November 1996 to June 2000, and the Chief Executive  Officer  of  Metropoulos  &  Co.,  a  management services company.  From 1983 through 1993, Mr. Metropoulos served as President and Chief Executive Officer of Stella Foods, Inc.  In 1994, Mr. Metropoulos became Chairman and Chief Executive Officer of the Morningstar Group.  Previously, Mr. Metropoulos served in a variety of U.S. and international executive positions with GTE Corporation, including Vice President and General Manager-Europe and Vice President and Controller of GTE International.

Robert Schofield joined Premier in June 2001 and became Chief Executive of Premier in January 2002.  Prior to joining Premier, he served as Managing Director for United Biscuits U.K., where he directed both the McVities and KP Foods businesses.  Previously, Mr. Schofield spent eight years with Nestlé International in the Far East.  He graduated with Honours from the University of East Anglia in 1973 and completed             post-graduate studies at IMD in Switzerland in 1994.

John R. Muse was appointed a director of Premier in May 1999. Mr. Muse is President and co-founder of Hicks Muse Inc.  Mr. Muse leads the firm’s investment initiatives in Europe.  Prior to the formation of Hicks Muse, Mr. Muse headed the investment and merchant banking activities of Prudential Securities for the southwestern region of the U.S.  Mr. Muse serves as a Director of the Anderson School of Business at the University of California (UCLA), Los  Angeles, California and of Dean Foods as well as several Hicks Muse companies including Burton’s Foods, EurotaxGlass’s, LIN Television, Media Capital, Pinnacle Foods and Yell.

Lyndon Lea, is a Partner of Hicks Muse and has been with Hicks Muse since 1998.  Prior to joining Hicks Muse, Mr. Lea served at Glenisla, the European affiliate of Kohlberg Kravis Roberts & Co.  He previously served in the investment banking division of Schroders in London and, prior to this, in the mergers and acquisitions department of Goldman Sachs in New York.  Mr. Lea serves as a Director of Burton’s Foods, Christie-Tyler, EurotaxGlass’s and Yell.  He received his B.A. in Honours Business Administration from the University of Western Ontario, Canada.

Paul Thomas was appointed Finance Director of Premier on June 13, 2002. Prior to joining Premier, he served as Finance Director at Bass Brewers and Bass Leisure and held senior finance roles at Grand Metropolitan and Thorn EMI.  He graduated with Honours from the Universities of Birmingham and Cambridge.  He qualified as an ACA with Robson Rhodes.

Luca Velussi was appointed a director of Premier on February 10, 2003. Mr. Velussi serves as a Principal of Hicks Muse.  Prior to joining Hicks Muse, Mr. Velussi was employed in the principal investments group of Goldman Sachs in London.  Mr. Velussi serves as a Director of Aster City Holding.  He received his B.S.E. from Princeton University and his Masters in Finance from the HEC School of Management in Paris.

Stephen Alexander became a non-executive director of Premier in March 2001.  He served as an executive director of Premier from February 2000 to March 2001.  Stephen Alexander has extensive knowledge of the food industry in Europe.  He was previously Chief Executive of the retail division of Allied Domecq plc and Chief Executive of J. Lyons & Company Ltd. (Food Division of Allied Domecq plc).  He was appointed Chief Executive Officer of Le Meridien Hotels and Resorts in April 2003.

Keith Buchanan, who previously served as Finance Director, resigned from Premier on March 28, 2002.

John Nichols, who previously served as Chief Executive, resigned from Premier on January 21, 2002.

B.            Compensation

The aggregate compensation paid to all of our directors and executive officers for services in such capacities was £2.2 million (2001: £2.6 million, 2000: £2.4 million) for the year, including £1.0 million (2001: £0.8 million, 2000: £nil) of compensation for loss of office.  Retirement benefits accrue to two Directors under defined benefit schemes.  The highest paid Director was paid £0.5 million (2001: £1.0 million, 2000:  £1.0 million).   The accrued pension in respect of this director was £0.0 million (2001: £0.0 million, 2000: £0.0 million).  Robert Schofield and Paul Thomas are compensated by Premier.  John Muse, Lyndon Lea and Luca Velussi receive no compensation from Premier or Premier Holdings.  During 2002, Dean Metropoulos ceased to be compensated by Premier Holdings but is now compensated by an affiliate of Hicks Muse.  Stephen Alexander is compensated by an affiliate of Hicks Muse.

The following directors have been granted options over Ordinary shares of £0.20 in Premier Foods (Holdings) Limited on October 4, 2002, at an exercise price of £1.46 and expiring on October 3, 2012:

Robert Schofield	2,215,000
Paul Thomas	900,000

C.            Board Practices

Board Composition

The Board of Directors of Premier meets on a quarterly basis to review performance and future strategy.  In addition, Premier has an “operational board” comprising Robert Schofield, Paul Thomas and other members of our management responsible for production, sales and marketing.  The operational board meets twice monthly.

Term of Office

All of Premier’s directors hold office until the next annual general meeting following their appointment if appointed by the board and, in any event, until their resignation or removal from office pursuant to the Articles.  Hicks Muse effectively control 93.6% of HMTF Premier Investments Holdings L.P. which has indirect ownership of 100% of the share capital of Premier (see Item 4.C. “Organizational Structure”).  As a result, Hicks Muse has the ability to elect all of Premier’s directors.

Employment Agreements

Robert Schofield and Paul Thomas are employed by Premier Foods (Holdings) Limited, the parent company of Premier.  John Muse, Lyndon Lea and Luca Velussi are employed by Hicks Muse.  C. Dean Metropoulos and Stephen Alexander are employed by affiliates of Hicks Muse.  Robert Schofield’s and Paul Thomas’ service contracts are for a fixed term of one year and continue thereafter unless terminated by either party.  These service agreements are terminable by Premier Holdings for cause (as defined in each service agreement).

Audit and Remuneration Committees

Premier does not have a separate audit committee.  The Board believe that the representatives of Hicks Muse and the non-executive directors are sufficiently independent from the day to day operations to fulfil the function of an audit committee.  Premier does not have a separate remuneration committee.  The board of directors determine remuneration under guidance from Hicks Muse.

D.            Employees

At December 31, 2002, we had a total of approximately 4,337 full-time employees, 1,871 of whom were employed in our canned foods, pickles and sauces group, 736 of whom were employed in our beverages group, 892 of whom were employed in our preserves group and 838 of whom were employed in our potato business. Of our full-time employees, 374 were employed in management and other staff positions and 3,963 were employed in production, processing and distribution.

At December 31, 2001, we had a total of approximately 4,217 full-time employees, 1,646 of whom were employed in our canned foods, pickles and sauces group, 790 of whom were employed in our beverages group, 988 of whom were employed in our preserves group and 793 of whom were employed in our potato business. Of our full-time employees, 343 were employed in management and other staff positions and 3,874 were employed in production, processing and distribution.

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

A substantial number of our employees are represented by unions, and we have over 15 collective bargaining agreements in place throughout our various businesses in the U.K., all of which are perpetual. Overall, we consider our relations with both our unionized and non-unionized employees to be good, and we have not historically experienced any significant work stoppages, slowdowns or other collective employee actions that have resulted in material disruptions of our businesses.

E.             Share Ownership

As of June 30, 2003 Mr. Metropoulos beneficially own less than 1% of our outstanding equity securities. No other members of our board of directors beneficially owns any of our outstanding equity.

Item 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            Major Shareholders

As at January 1, 2002, HMTF Premier Limited, a limited company incorporated in the Cayman Islands, was the beneficial owner of 93.6% of the ordinary shares of Premier.  Hicks Muse controlled 100% of the shares of HMTF Premier Limited.  The remaining 6.4% of shares of HMTF Premier Limited was owned by a group of third-party co-investors.

On May 27, 2002, the following changes occurred:

•                                          the third parties exchanged their shares in Premier Holdings for shares in HMTF Premier Limited;

•                                          the third parties and Hicks Muse contributed their shares in HMTF Premier Limited for a limited partnership interest in Premier Investment Holdings L.P., a newly formed limited partnership registered in the Cayman Islands; and

•                                          a new U.K. company, Premier Investments, was formed and HMTF Premier Limited transferred its entire shareholding in Premier Holdings to it.

Therefore, as of December 31, 2002, HMTF Premier Investments Holdings L.P., a limited liability partnership incorporated in the Cayman Islands, is the beneficial owner of 100% of the ordinary shares of Premier.  Hicks Muse controls a partnership interest of approximately 93.6% of HMTF Premier Investments Holdings L.P.  The remaining 6.4% partnership interest of HMTF Premier Investments Holdings L.P. is owned by a group of third-party co-investors.

B.            Related Party Transactions

Set forth below is a description of transactions and agreements with our shareholders or affiliates we entered into or existed during the Year Ended December 31, 2002.  Some of these relationships continue to be in effect and may result in conflicts of interest between us and these shareholders or affiliates.

Citadel Insurance Services

Citadel, a subsidiary of Premier Holdings, provides Premier with insurance services. Premier paid Citadel insurance premiums for the years ended December 31, 2002, 2001 and 2000 of  £0.7 million, £0.5 million and £0.6 million respectively.

Intercompany Loan

Pursuant to an intercompany loan agreement dated August 10, 1999 entered into between Premier and Premier Financing (the “Intercompany Loan”), Premier lent an amount equal to the proceeds of the original offering to Premier Financing, the proceeds of which were used by Premier Financing to purchase preference shares of Premier Holdings.  Interest is to be payable on the dates and at the rate that interest is payable under the Notes.  The Intercompany Loan has the same maturity as the Notes.  Premier Financing’s ability to pay interest on, and to repay principal amounts borrowed under, the Intercompany Loan is dependent upon funds generated from the operations of its operating subsidiaries and on those subsidiaries’ ability to pay dividends and make other distributions to Premier Financing.  The Intercompany Loan is subordinated to the Senior Credit Facility pursuant to a subordination deed.

At May 31, 2003, the amount due from Premier Financing to Premier under the Intercompany Loan was £196.8 million.

Monitoring and Oversight Agreement

In 1999, Premier entered into a 10-year agreement (the “Monitoring and Oversight Agreement”) with Hicks Muse pursuant to which Premier will pay Hicks Muse an annual fee of £1.2 million for providing oversight and monitoring services to Premier. The annual fee is adjustable at the end of each fiscal year to an amount equal to one tenth of one percent of Premier’s budgeted consolidated net sales, but in no event may the fee be less than £1.2 million. In addition, Premier has agreed to indemnify Hicks Muse and its shareholders and their respective directors, officers, agents, employees and affiliates from and against all claims, actions, proceedings, demands, liabilities, damages, judgments, assessments, losses and costs, including fees and expenses, arising out of or in connection with the services rendered by Hicks Muse under the Monitoring and Oversight Agreement. The Monitoring and Oversight Agreement makes available to Premier the resources of Hicks Muse concerning a variety of financial and operational matters. The services that have been and will continue to be provided by Hicks Muse could not otherwise be obtained by Premier without the addition of personnel or the engagement of outside professional advisors. In management’s opinion, the fees provided for under the Monitoring and Oversight Agreement reasonably reflects the benefits received and to be received by Premier.

Financial Advisory Agreement

In 1999, Premier and Hicks Muse entered into an agreement (“the Financial Advisory Agreement”) pursuant to which will be entitled to receive a fee equal to 1.5% of the transaction value for each acquisition made by Premier.  The Financial Advisory Agreement makes available to Premier the resources of Hicks Muse concerning a variety of financial and operational matters.  The services that have been and will continue to be provided by Hicks Muse could not otherwise be obtained by Premier without the addition of personnel or the engagement of outside professional advisors. In our management’s opinion, the fees provided for under the Financial Advisory Agreement reasonably reflect the benefits received and to be received by Premier.  Premier paid £2.1 million in 2002 (2001: £0.4 million, 2000: £nil) to Hicks Muse under the Financial Advisory Agreement.

Golden Share

A “Golden Share” has been issued by Premier Financing with voting rights, which entitles the holder of the Golden Share to block the passing of resolutions for the winding-up or administration of Premier Financing or resolutions approving other matters that would constitute a breach of the Senior Credit Facility. These voting rights attaching to the Golden Share will lapse upon a payment default in respect of the Notes continuing unremedied and unwaived for a period of 180 days. The Golden Share is held by an affiliate of Hicks Muse, which will agree with the lenders under the Senior Credit Facility as to the exercise of the voting rights of the Golden Share.

Premier Foods (Holdings) Limited Management Charge

In 2000, 2001 and 2002, Premier was recharged £0.9 million, £0.2 million and £2.8 million, respectively, by Premier Foods (Holdings) Limited in respect of the shared administrative functions.  The increase from 2001 to 2002 in the recharge to Premier by Premier Holdings is primarily the result of a reduction in Premier Holdings’ income and the recharge of restructuring costs incurred by Premier Holdings.

HMTF Poultry Limited

Premier has borrowed £9.3 million (2001: £7.6 million) from HMTF Poultry Limited, an affiliated company.  This loan is interest-free, subordinated to the Senior Credit Facility and repayable in full on July 31, 2009.

Legal or Arbitration Proceedings

Premier is, from time to time, involved in various routine legal proceedings incidental to the ordinary course of business. We believe that the outcome of all pending legal proceedings, either individually or in the aggregate, will not have a material effect on our consolidated financial condition or results of operations.

C.            Interests of Experts and Counsel

Not applicable.

Item 8.    FINANCIAL INFORMATION

A.            Consolidated Statements and Other Financial Information

The financial statements required by this item are found in Item 18 “Financial Statements” of this Annual Report, beginning on page F-1.

B.            SIGNIFICANT CHANGES

None.

Item 9.    THE OFFER AND LISTING

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

B.            Memorandum and Articles of Association

Premier was incorporated in England and Wales on May 12, 1999 (registered number 3771991).

Objects and Purposes

Section 4 of the Memorandum of Association sets forth the objectives for which Premier was established:

•                  to receive monies on deposit or loan and to borrow or raise money in any currency;

•                  to advance, deposit or lend money, securities and/or property and to discount, buy, sell and deal in securities or documents;

•                  to acquire, invest in and hold by way of investment, sell and deal in securities of all kinds;

•                  to organize, incorporate, reorganize, finance, aid and assist, financially or otherwise, companies and to underwrite or guarantee the subscription of securities of any kind;

•                  to enter into currency and/or interest rate and any other type of swap agreements;

•                  to act as promoters and entrepreneurs and to carry on business as financiers;

•                  to exercise and enforce all rights and powers conferred by or incidental to the ownership of securities;

•                  to enter into any guarantee or contract of indemnity or suretyship, and to provide security;

•                  to carry on any other trade or business which can be advantageously carried on in connection with or ancillary to any of the businesses of Premier or its subsidiaries;

•                  to buy, sell, manufacture, repair, alter, improve, manipulate, prepare for market, let on hire, and generally deal in all kinds of things required by persons having dealings with Premier;

•                  to apply for, purchase and by other means acquire, protect, prolong and renew any form of intellectual property and to use, manufacture under and grant licenses and privileges in respect of those things;

•                  to purchase, take on lease, exchange, hire and otherwise acquire any real or personal property and any right or privilege over or in respect of it;

•                  to sell, lease, exchange, let on hire and dispose of any real or personal property and the whole or part of the undertaking of Premier, for such consideration as the directors think fit;

•                  to adopt any means of publicizing and making known the businesses, services and products of Premier;

•                  to support, subscribe to and contribute to any charitable or public object and any institution, society and club which may be for the benefit of Premier or persons previously or presently affiliated with Premier; and

•                  to establish, grant and take up agencies, and to do all other things the directors may deem conducive to the carrying on of Premier’s business as principal or agent.

Directors’ Interest

A director of Premier who is in any way interested in a contract or proposed contract with us must declare the nature of his interest at a meeting of the directors. A director may not vote on or be counted in the quorum in relation to a resolution of the board or of a committee of the board concerning a contract, arrangement, transaction or proposal in which he has a material interest other than by virtue of his interest in shares in Premier. However, in the absence of some other material interest, this prohibition does not apply to a resolution concerning any of the following matters:

(1)           the granting of a guarantee, security or indemnity in respect of money lent or obligations incurred by him or any other person at the request of or for the benefit of Premier;

(2)           the granting of a guarantee, security or indemnity in respect of a debt or obligation of Premier for which he himself has assumed responsibility in whole or in part, either alone or jointly with others, under a guarantee or indemnity or by the giving of security;

(3)           a contract, arrangement, transaction or proposal concerning an offer of shares, debentures or other securities of Premier for subscription or purchase, in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

(4)           a contract, arrangement, transaction or proposal to which Premier is or is to be a party concerning another company (including a subsidiary undertaking of Premier) in which he is interested whether as an officer, shareholder, creditor or otherwise (a “relevant company”), if he does not to his knowledge hold an interest in shares representing one percent or more of either any class of the equity share capital of or the voting rights in the relevant company;

(5)           a contract, arrangement, transaction or proposal for the benefit of the employees of Premier (including any pension fund or retirement, death or disability scheme) which does not award him a privilege or benefit not generally awarded to the employees to whom it relates; and

(6)           a contract, arrangement, transaction or proposal concerning the purchase or maintenance of any insurance policy under which he may benefit.

The salary or other remuneration of executive directors may be a fixed sum of money, or wholly or in part governed by business done or profits made, or as otherwise decided by the board. Non-executive directors are entitled to such remuneration as Premier may by ordinary resolution determine. No director is required to vacate his office because he has reached the age of 70 or another age, and section 293 of the U.K. Companies Act 1985 does not apply to Premier. There is no requirement of share ownership for a director’s qualification.

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

Shareholders’ Meetings and Notices

The board convenes general meetings of shareholders annually. Extraordinary general meetings may be convened by the board as deemed necessary or upon receipt of a requisition from shareholders in accordance with the U.K. Companies Acts.

An annual general meeting and an extraordinary general meeting called for the passing of a special resolution require 21 clear days’ notice. All other extraordinary general meetings require not less than 14 clear days’ notice.

Dividend Rights; Other Rights to Share in Company Profits; Capital Calls

Premier has one series of ordinary shares authorized and outstanding. Premier may by ordinary resolution declare a dividend to be paid to shareholders, but no dividend may exceed the amount recommended by the board. The board may declare and pay such interim dividends as appear to it to be justified by the profits of Premier available for distribution. A dividend unclaimed for a period of 12 years from the date it was declared or became due for payment is forfeited and ceases to remain owing by Premier.

Subject to the terms of allotment or issue, the board may make calls on shareholders in respect of amounts unpaid on the shares or a class of shares held by them respectively and not payable on a date fixed by or in accordance with the terms of allotment or issue. None of our capital stock is subject to any sinking fund provisions.

Apart from shareholders’ rights to share in Premier’s profits by dividend (if any is declared), the articles of association provide that the board may, with the authority of an ordinary resolution of Premier:

(1)           resolve to capitalise an amount standing to the credit of reserves;

(2)           appropriate the sum resolved to be capitalised to the shareholders in proportion to the nominal amount of ordinary shares held by them respectively and apply that sum on their behalf;

(3)           make any arrangements it thinks fit to resolve a difficulty arising in the distribution of a capitalized reserve;

(4)           authorise a person to enter (on behalf of all shareholders concerned) an agreement with Premier; and

(5)           generally do all acts and things required to give effect to the resolution.

Redemption Provisions; Liquidation Rights

Shares may be issued on terms that they are to be redeemed or, at the option of Premier or the holder, are liable to be redeemed. Upon a voluntary winding-up of Premier the liquidator may, on obtaining any sanction required by law, divide among the shareholders in kind the whole or any part of the assets of Premier. The liquidator may not, however, distribute to a shareholder without his consent an asset to which there is attached a liability or potential liability for the owner.

Voting Rights; Variation of Rights

At a general meeting, a resolution put to the vote of the meeting is decided by a show of hands unless a poll is properly demanded. Holders of record of ordinary shares may appoint a proxy to attend and vote on their behalf at any shareholders’ meeting. Every shareholder present in person has on a show of hands one vote and every shareholder present in person or by proxy has on a poll one vote for every ordinary share of which he is the holder.

Subject to the U.K. Companies Acts, the rights attached to a class of shares may be varied whether or not Premier is being wound up (i) in such manner (if any) as may be provided by those rights, or (ii) in the absence of provision, either with the consent in writing of the holders of at least three fourths of the nominal amount of the issued shares of that class or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the issued shares of that class validly held in accordance with the articles, but not otherwise.

Limitations on Voting and Shareholding

There are no limitations imposed by English law or Premier’s memorandum or articles of association on the right of non-residents or foreign persons to hold or vote Premier’s ordinary shares, other than limitations that would generally apply to all of the shareholders.

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

Senior Credit Facility

In May 2002, Premier Financing entered into an amended and restated Senior Credit Facilities Agreement with J.P. Morgan plc and Barclays Capital as arrangers, JPMorgan Chase Bank and Barclays Bank plc as underwriters, with J.P. Morgan Europe Limited as agent and security agent (the “Senior Credit Facility”). Under the Senior Credit Facility, a syndicate of financial institutions made £412.3 million of senior secured credit facilities available to Premier Financing.  These facilities have been reduced in line with repayments made.  At December 31, 2002, the facilities available to Premier amounted to £392.3 million.

Structure

The Senior Credit Facility provides for £392.3 million of loan facilities comprising (i) Term A and Term B Facilities and (ii) the Working Capital Facility (each as described below) and the ancillary facilities which may be provided therein.

The Term A Facility is for an amount of up to £224.3 million and the Term B Facility is for an amount of up to £68.0 million.  At December 31, 2002, £224.3 million was outstanding on the Term A Facility and £68.0 million was outstanding on the Term B Facility.

The Working Capital Facility in the amount of up to £100.0 million is available in pounds sterling or the equivalent in certain foreign currencies in the form of revolving advances and a letter of credit facility, which is to be used for general corporate purposes.  At December 31, 2002, no advance had been drawn down under the Working Capital Facility and £22.7 million was utilized for general corporate purposes.

Interest Rates and Fees

Interest on advances under the various facilities is payable at the rate per annum equal to LIBOR (or EURIBOR for euro) plus applicable mandatory liquid asset costs plus the following applicable margins in relation to the facilities:

•                                          2.25% per annum reducing on the basis of a ratchet reducing in several steps to 1.25% per annum dependent upon certain net debt to consolidated EBITDA ratios for the Term A Facility and the drawn down amount under the Working Capital Facility.  At December 31, 2002, the margin applied to LIBOR on the Term A Facility was 2.0%; and

•                                          2.75% per annum for the Term B Facility.

Commitment fees are payable at the rate of 0.75% per annum of the undrawn portion of the relevant facilities.  The commitment fees on the Working Capital Facility reduce in several steps to 0.25% per annum dependent upon certain net debt to consolidated EBITDA ratios. At December 31, 2002, the margin applied to LIBOR in respect of commitment fees was 0.625%.  Default interest is payable at the applicable interest rate plus 1% per annum.

Security and Guarantees

Premier Financing’s obligations under the Senior Credit Facility are required to be guaranteed by each of the material operating subsidiaries of Premier. Each charging subsidiary has granted security over substantially all of its assets, including English law fixed charges over material properties, bank accounts, insurance, debts and shares and a floating charge over all of its other undertakings and assets. Certain limited material subsidiaries incorporated outside of England and Wales have given similar security.

Covenants

The Senior Credit Facility requires Premier Financing to observe certain undertakings, including undertakings relating to delivery of financial statements, insurance, notification of any default or any occurrence which could be reasonably expected to have a material adverse effect, consents and authorizations being maintained, compliance with environmental laws, notification of material litigation and labor disputes, access to books and records, uses of proceeds, filing of tax returns, pension schemes, the provision of guarantees and security from subsidiaries, euro compliance, intellectual property rights and hedge transactions.

The Senior Credit Facility requires Premier Financing to comply with certain negative covenants, including covenants relating to negative pledges, borrowed money, guarantees, disposals, operating leases, change of accounting reference date or accounting policy, identity of auditors, equity yield and intercompany loan payments, reduction of capital, loans and credit, intra-group contracts and arrangements, distributions, share capital, disposals, acquisitions and joint ventures, amendments to documents, changes in business, merger and amalgamation, shareholders’ meetings and constitutive documents, acquisitions and joint ventures and new subsidiaries.  Certain categories of permitted payment may be made as exceptions to the restrictions on dividends and intercompany loan payments including payment of interest on the Notes.

In addition, the Senior Credit Facility requires Premier Financing to comply with specified financial ratios and tests, including EBITDA / total interest expense, total net debt / EBITDA, fixed charge coverage ratio and maximum capital expenditure.

There are caps on permitted budgeted capital expenditure for each financial year with the right to carry forward any surplus of budgeted capital expenditures up to a maximum surplus amount of one third of the previous year’s budget for use within the first six months of the following financial year.

Maturity and Amortisation

Term Loan Facilities: The Term A Facility will be repaid in semi-annual installments commencing on June 30, 2002, with the final maturity on December 31, 2007.  The Term B Facility will be repaid in two instalments with 50% repayable on June 30, 2008 and the balance repayable on December 31, 2008.

Working Capital Facility: The Working Capital Facility (and all other facilities made available thereunder) will cease to be available on December 31, 2007.

The Senior Credit Facility is required to be prepaid in full immediately upon the occurrence of certain events including a change of control (as defined therein) or any asset sale (as defined therein).  The first £100.0 million and thereafter 50% of the aggregate net proceeds of any flotation (as defined therein) which does not constitute a full prepayment event (as defined therein) is applied in or towards prepayment of the Senior Credit Facility.  The net proceeds from certain relevant disposals which are not applied in acquiring replacement assets or other assets required in the business over a six-month reinvestment period must be applied in prepayment of the Senior Credit Facility.  A percentage of excess cash flow must be applied in prepayment of the Senior Credit Facility.  This percentage is initially 75% but reduces in two equal steps to 25% depending upon the applicable total net debt to consolidated EBITDA ratio for the financial year in question.  Any amounts received in respect of any claims made against professional advisors are applied in or towards prepayment of the senior credit facility after applications to discharge associated liabilities and claims and/or to acquire assets to which the relevant claim relates.  Subject to an indemnity for broken funding costs, Premier Financing may prepay amounts outstanding under the Senior Credit Facility, without penalty or premium, in whole or in part in minimum amounts of £1.0 million, upon three business days’ notice to the agent for the Senior Credit Facility.  Prepayments of an amount equal to the next two scheduled repayment installments will be applied as directed by Premier Financing and thereafter firstly against advances under the refinancing facilities on a pro rata basis, and secondly in reduction of working capital advances and thirdly in reduction of outstandings under the ancillary facilities.

The Senior Credit Facility contains certain events of default, including events relating to failure to pay, misrepresentation, cross-default, derivative transaction default, breach of undertakings, illegality or unenforceability, insolvency, administration, appointment of receivers and managers, suspension or winding-up of business, seizure, qualification of financial statements, environmental matters and changes of ownership.

Subordination Deed

In connection with the Intercompany Loan, Premier and Premier International entered into a subordination deed which provides for restrictions on Premier taking certain actions in relation to the Notes.  In particular, Premier may not receive payments to pay principal on the Notes or any prepayment, redemption, defeasance or purchase of principal on the Notes or certain indemnities until the Senior Credit Facility has been paid in full.

The subordination deed:

•                                         prohibits Premier Financing from making payments on the principal amount of the Intercompany Loan while the Senior Credit Facility is outstanding;

•                                         prohibits other payments under the Intercompany Loan to be made if certain stop events have occurred and are continuing or the making of the payment would immediately give rise to a stop event (such stop events are a notice of acceleration, payment default or insolvency events under the Senior Credit Facility);

•                                         gives the Senior Credit Facility priority for payment over the other subordinated debts, including the notes, in the event of any insolvency, bankruptcy, receivership, liquidation or reorganization proceeding relating to Premier Financing;

•                                         prohibits Premier from receiving security in respect of the Intercompany Loan, creating security over or assigning, transferring or disposing of its rights in the Intercompany Loan and accelerating or enforcing its rights thereunder; and

•                                         subjects Premier to “turnover” obligations in the event that payments are received in breach of the subordination deed.

Restrictions are also placed on Premier amending the Intercompany Loan or the Notes, the Indenture and other documents relating to the Notes which affect the timing or amount of payments due.

Investors’ Undertaking

As part of the arrangements for the Senior Credit Facility, Premier has agreed that, until a payment default in respect of the Notes continuing unremedied and unwaived for a period of 180 days, it would not take any formal legal steps to wind up Premier Financing or to obtain an administrative order in respect of Premier Financing in respect of unperformed obligations owed to it.

The Notes

In August 1999, we issued $200.0 million aggregate principal amount 12% Senior Notes due 2009 (the “Dollar Notes”) and £75 million aggregate principal amount 12 1/4% Senior Notes due 2009 (the “Sterling Notes”, and together with the Dollar Notes, the “Notes”).  The Notes were subsequently exchanged for SEC-registered Notes in July 2000 on the same terms and conditions by the holders.  The Notes will mature on September 1, 2009, unless redeemed at our option at an earlier date.  Cash interest on the Dollar Notes accrues at a rate of 12% per annum and are payable in cash semi-annually on March 1 and September 1 of each year.  Cash interest on the Sterling Notes accrues at a rate of 12 1/4% per annum and are payable in cash semi-annually on March 1 and September 1 of each year.

The Notes may be redeemed at our option at any time on or after September 1, 2004, in whole or in part.  At any time on or prior to September 1, 2004, the Notes may also be redeemed as a whole upon the occurrence of a change of control (as defined in the Indenture).

The Indenture governing the Notes contains covenants limiting our ability to:

•                                         incur additional debt;

•                                         transfer and sell assets;

•                                         enter into transactions with our affiliates; and

•                                         pay dividends or make any other distributions on our capital stock.

These covenants are subject to a number of important limitations and exceptions.

The Indenture contain covenants which, among other things, restrict us and our “restricted subsidiaries” (as defined in the Indenture) from incurring any indebtedness, other than “permitted indebtedness”, unless we maintain a ratio of the consolidated cash flow (as defined in the Indenture) to the fixed charges (as defined in the Indenture) of at least 2.0 to 1.0 on or prior to August 10, 2001 and at least 2.25 to 1.0 thereafter.

As defined in the Indenture, “permitted indebtedness” means, among other things,

•                                         our indebtedness outstanding under the Senior Credit Facility; provided that the aggregate principal amount at any time outstanding does not exceed £420.0 million; and

•                                         additional indebtedness not to exceed £50.0 million in principal amount outstanding at any time (which amount may, but need not, be incurred under the Senior Credit Facility).

The Indenture also contains covenants restricting us from making asset sales (as defined in the Indenture) unless, among other things:

•                                         we receive consideration at the time of the asset sale at least equal to the fair market value of the assets sold or otherwise disposed of and as determined in good faith by our management or, if such asset sale involves consideration in excess of £7.5 million by our board of directors, as evidenced by a board resolution;

•                                         at least 75% of the consideration received by us from such asset sale is in the form of cash or cash equivalents and is received at the time of such disposition; and

•                                         upon the consummation of an asset sale, we apply the net cash proceeds (as defined in the Indenture) within 180 days of receipt thereof either to repay any indebtedness of a restricted subsidiary of ours, which would include indebtedness under the Senior Credit Facility; reinvest in productive assets (as defined in the Indenture) within 360 days of the date of receipt of such net cash proceeds; or purchase the Notes tendered at a price equal to 100% of the principal amount thereof plus accrued interest thereon.

The Indenture also contains covenants concerning the following:

•                                         limitation on transactions with our affiliates;

•                                         limitation on paying dividends or making any other distributions on our capital stock by us or any of our restricted subsidiaries; and

•                                         limitation on secured indebtedness to be incurred by us.

Events of default under the Notes include:

•                                         the failure to pay interest on the Notes when the interest becomes due and payable for a period of 30 days;

•                                         the failure to pay principal of or premium on any Notes at maturity, upon redemption or otherwise;

•                                         a default in the observance or performance of any other covenant or agreement contained in the Notes or the Indenture, which default continues for a period of 30 days after written notice has been given from the trustee or holders of at least 25% in aggregate principal amount of outstanding Notes;

•                                         the failure to pay at the stated maturity (giving effect to any extensions thereof) the principal amount of any of our indebtedness or of any of our restricted subsidiaries aggregating £10.0 million or more after a 10-day period during which such default has not been cured;

•                                         one or more judgments in an aggregate amount in excess of £10.0 million being rendered against us or any of our significant restricted subsidiaries (as defined in the Indenture); and

•                                         certain events of bankruptcy, insolvency or reorganization affecting us or any of our significant restricted subsidiaries.

Forward purchase of $200.0 million to cover the principal element of the Notes.

In January 2003, we entered into forward exchange contracts with Barclays Bank PLC to purchase $200.0 million, value dated September 1, 2004.  These contracts were entered into to fix the sterling value of the repayment of the dollar-denominated principal.  The sterling value of these contracts is £129.2 million.

Related Parties

For a description of other material contracts we entered into during the past two years, see Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions.”

D.            Exchange Controls

Not applicable.

E.             Taxation

United States

U.S. Federal Income Tax Considerations

The following discussion is based upon the provisions of the U.S. Internal Revenue Code of 1986 as amended (the “Code”), the applicable U.S. Treasury regulations promulgated or proposed thereunder, judicial authority and current administrative rulings and practice. Legislative, judicial or administrative changes or interpretations may be forthcoming that may be retroactive and that could alter or modify the continued validity of the statements and conclusions set forth below.

Except with respect to the discussions set forth below under “— Non-U.S. Holders” and “— Information Reporting and Backup Withholding,” this discussion is limited to the U.S. federal income tax considerations applicable to a beneficial owner of a Note that is (i) a citizen or resident of the United States, (ii) a corporation (or other enitity treated as a corporation for U.S. federal income tax purposes) treated or organized in the United States or under the laws of the United States or any political subdivision thereof or therein, (iii) an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust, if a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust (a “U.S. Holder”). Certain aspects of U.S. federal income taxation relevant to a beneficial owner of a Note other than a U.S. Holder (a “Non-U.S. Holder”) are also discussed below. This discussion does not address all aspects of U.S. federal income taxation that might be relevant to particular holders in light of their personal investment circumstances or status, nor does it discuss the consequences to holders subject to special treatment under the U.S. federal income tax laws, such as brokers or dealers in securities or foreign currency, taxpayers that have elected mark-to-market accounting, financial institutions, “financial services entities,” insurance companies, tax-exempt organizations, taxpayers holding Notes as part of a “straddle,” “hedge” or “conversion transaction,” or that have a “functional currency” other than the U.S. dollar, and certain expatriates or former long-term residents of the United States. The discussion does not address any special rules that may apply if the holder receives principal in installment payments or if the Note is called before the maturity date. Additionally, the discussion does not consider the tax treatment of persons who hold Notes through a partnership or other pass-through entity.  Moreover, the effect of any applicable state, local or foreign tax laws or the applicability of U.S. federal gift or estate taxation is not discussed. Holders are urged to consult their own tax advisors regarding the U.S. federal, state, local, foreign and other tax considerations of the acquisition, ownership and disposition of the Notes.

Except as otherwise indicated below, this discussion is generally limited to the tax consequences to beneficial owners of the Notes that are initial holders of the Notes that hold the Notes as capital assets (within the meaning of Section 1221 of the Code) and that purchased the Notes at the “issue price.” For this purpose, the “issue price” of a Note is the first price at which a substantial amount of the Notes were sold to the public for money (excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers).

Each investor is advised to consult such person’s own tax advisor with respect to the specific tax consequences to such person of purchasing, holding or disposing of Notes.

Stated Interest on Notes

Stated interest on a Note will be taxable to a U.S. Holder as ordinary income either at the time it accrues or is received in accordance with the U.S. Holder’s method of accounting for U.S. federal income tax purposes.  Stated interest paid on a Note will be includible in income by a U.S. Holder in an amount equal to the U.S. dollar value of the interest, regardless of whether a payment is in fact converted to U.S. dollars at that time. If such U.S. Holder uses the cash method of accounting for tax purposes, the U.S. dollar value of such interest is determined using the spot rate at the time payment is received. If a U.S. Holder uses the accrual method of accounting for tax purposes, the U.S. dollar value of such interest is determined using the average exchange rate during the relevant accrual period (or partial accrual period with respect to interest paid in a subsequent taxable year) or, if elected, the spot rate (i) on the last day of the relevant accrual period (or partial accrual period) or (ii) on the payment date, if such date is within five business days of the last day of the accrual period or taxable year. Any differences in the exchange rate between the rate at which interest on a Note is included in income and the spot rate on the payment (or disposition) date for interest will result in exchange gain or loss with respect to the related amount of interest, and will generally be treated as ordinary income or loss for U.S. federal income tax purposes. The U.S. dollar value of interest accrued or received, adjusted for any exchange gain or loss with respect to the amount accrued, generally will be a U.S. Holder’s tax basis in the pounds sterling received as interest on a Note.

Additional Amounts

Assuming that the contingency that we will pay “Additional Amounts” (i.e., the amount of interest provided in the Notes to prevent any net reduction for withholding taxes, determined using the withholding tax rate applicable to the U.S. Holder) is remote or incidental (within the meaning of applicable U.S. Treasury regulations), a U.S. Holder will treat the gross amount of any Additional Amounts as ordinary interest income at the time such amount is received or accrued in accordance with such U.S. Holder’s method of accounting for tax purposes in the same manner as discussed above under “— Stated Interest on Notes”. Consequently, the amount a U.S. Holder will include in gross income with respect to a Note could exceed the amount includible by the  U.S. Holder as stated interest should Additional Amounts be due under the Notes.

Withholding Taxes

Any foreign withholding taxes paid at the rate applicable to a U.S. Holder will be treated as foreign taxes eligible for credit against such holder’s U.S. federal income tax liability, at the election of the U.S. Holder, subject to generally applicable limitations and conditions (including that the U.S. Holder claim any applicable treaty benefits).  Alternatively, such taxes are eligible for deduction in computing such U.S. Holder’s taxable income. Stated interest and Additional Amounts will constitute foreign source income for foreign tax credit purposes. Such income will generally constitute “high withholding tax interest” for U.S. foreign tax credit purposes, unless the rate applicable to the U.S. Holder is below 5%, in which case such income generally will constitute “passive income.”  The calculation of foreign tax credits involves the application of complex rules that depend on a U.S. Holder’s particular circumstances. Accordingly, investors are urged to consult their tax advisors regarding their ability to claim a credit for any foreign withholding taxes paid with respect to the Notes.

Sale, Exchange or Redemption

Unless a non-recognition provision applies, the sale, exchange, redemption (including pursuant to an offer by us) or other disposition of a Note will be a taxable event for U.S. federal income tax purposes. In that event, a U.S. Holder will recognize gain or loss equal to the difference between (i) the amount of cash plus the fair market value of any property received upon that sale, exchange, redemption or other taxable disposition (other than amounts attributable to accrued interest) and (ii) the U.S. Holder’s adjusted tax basis in the Note. A U.S. Holder’s tax basis in a Note generally will equal the cost of the Note to the U.S. Holder, which is the  U.S. dollar value of the pound sterling purchase price translated at the spot rate for the date of purchase (or, in some cases, the settlement date). The conversion of dollars into pounds sterling and the immediate use of those pounds sterling to purchase a Note generally will not result in a taxable gain or loss for a U.S. Holder  A U.S. Holder will have a tax basis in any pounds sterling received on the sale, exchange or retirement of a Note equal to the U.S. dollar value of the pounds sterling on the date of receipt.

Gain or loss recognized by a U.S. Holder of a Note should be capital gain or loss and will be long-term capital gain or loss if the Note has been held by the U.S. Holder for more than one year at the time of sale, exchange, redemption or other disposition. Upon the sale, exchange, retirement or repayment of a Note, a U.S. Holder will recognize exchange gain or loss to the extent that the rate of exchange on the date of retirement or disposition differs from the rate of exchange on the date the Note was acquired, or deemed acquired. Exchange gain or loss is recognized, however, only to the extent of total gain or loss on the transaction. For purposes of determining the total gain or loss on the transaction, a U.S. Holder’s tax basis in the Note will generally equal the U.S. dollar cost of the Note. Exchange gain or loss recognized by a U.S. Holder will generally be treated as ordinary income or loss.

Any gain realized by a U.S. Holder on the sale, exchange or redemption of a Note generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Any loss realized upon such a sale, exchange, redemption or other disposition of a Note generally will be treated as a U.S. source loss except to the extent that such loss is attributable to accrued but unpaid interest.

Non-U.S. Holders

Subject to the discussion below under “— Information Reporting and Backup Withholding,” a Non-U.S. Holder of a Note generally will not be subject to U.S. federal income or withholding tax on payments, including stated interest and Additional Amounts, in respect of a Note and gain realized on the sale, exchange, redemption or other disposition of a Note unless (i) that income is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (or in the case of a treaty resident, attributable to a permanent establishment (or a fixed base) in the United States) or (ii) in the case of a gain, the Non-U.S. Holder of a Note is a non-resident alien individual who holds a Note as a capital asset and is present in the United States for 183 days or more in the taxable year of the sale, exchange, redemption or other disposition and certain other conditions are satisfied.

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

Interest on a Note paid outside the United States to a Non-U.S. Holder through a U.S. person or a U.S. related person (as defined below) is subject to information reporting and possible backup withholding unless certain documentation and other requirements are satisfied. The payment of principal on a Note and the proceeds from the disposition of a Note by a Non-U.S. Holder to or through the U.S. office of any broker,      U.S. or foreign, or the non-U.S. office of a U.S. person or a U.S. related person, will be subject to information reporting and possible backup withholding unless (i) the owner certifies its non-U.S. status under penalties of perjury or otherwise establishes an exemption and (ii) the broker does not have actual knowledge that the holder is a U.S. Holder or that the conditions of any other exemption are not, in fact, satisfied. A “U.S. related person” is a person with certain enumerated U.S. relationships.

Backup withholding is not an additional tax.  Any amount withheld under the backup withholding rules will be creditable against the holder’s U.S. federal income tax liability, subject to satisfaction of certain procedural requirements. Holders of Notes should consult their tax advisors to determine whether they qualify for exemption from U.S. withholding and the procedure for obtaining an exemption, if applicable.

U.K.

U.K. Tax Consequences

The following summary describes certain U.K. tax consequences of the ownership of the Notes but does not purport to be comprehensive.  Except where expressly stated, the summary relates only to the position of those persons who are (i) the absolute beneficial owners of their Notes and the interest thereon; (ii) who are neither resident nor ordinarily resident in the U.K. for the purpose of U.K. taxation; and (iii) who do not carry on a trade, profession or vocation in the U.K. through a branch or agency in the U.K., and may not apply to special situations, such as those of dealers in securities.  Furthermore, the discussion below is generally based upon provisions of U.K tax law and U.K. Inland Revenue practice as of the date hereof.  These provisions may be repealed, revoked or modified (possibly with retrospective effect) so as to result in U.K. tax consequences different from those discussed below.  Persons considering the purchase, ownership or disposition of the Notes should consult their own tax advisors concerning U.K. tax consequences in the light of their particular situations as well as any consequences arising under the law of any other relevant tax jurisdiction.  No representations with respect to the tax consequences to any particular holder of the Notes are made hereby.

Interest on the Notes

The Notes will constitute “quoted Eurobonds” within the meaning of section 349 of the U.K. Income and Corporation Taxes Act 1988 (“ICTA”) provided they are listed on a “recognised stock exchange” within the meaning of section 841 of ICTA.  The Luxembourg Stock Exchange is currently a recognised stock exchange for these purposes.  Accordingly, as long as the Notes are listed on the Luxembourg Stock Exchange and remain so listed, payments of interest on the Notes may be made without withholding on account of U.K. income tax.

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

Persons considering the purchase, ownership or disposition of the Notes who are in any doubt as to their tax position or who may be subject to tax in other jurisdictions should consult their own tax advisors.

F.             Dividends and Paying Agent

Not applicable.

G.            Statement by Experts

Not applicable.

H.            Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers and fulfill the obligation with respect to such requirements by filing reports with the SEC.  You may read and copy any reports, statements and other information we file with the SEC at the SEC’s public reference rooms in Washington D.C., New York, New York, and Chicago, Illinois.  Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such addresses.  Please call 1-800-SEC-0330 for further information on the public reference rooms.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act.  In addition, we are not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.  A copy of each report submitted in accordance with applicable U.S. law is available for public review at our principal executive offices.

I.              Subsidiary Information

Not applicable.

Item 11.                 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The following discussion of our financial risk-management activities includes “forward-looking statements” that involve risks and uncertainties.  Actual results could differ materially from those projected in the forward-looking statements.

Market risk represents the risk of changes in the value of financial instruments, whether derivative or non-derivative, as a result of fluctuations in foreign currency exchange rates and interest rates.  The objective of our financial risk management strategy is to protect us against unfavorable changes in the financial markets and thus help us secure profitability.  Funding and management of the financial risks are the responsibility of our treasury committee, which is a sub-committee appointed by our board of directors.

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

The following discussion contains sensitivity analyses which present the hypothetical loss in cash flows or fair values of the financial instruments and derivative financial instruments that were held by us as of December 31, 2002 that were subject to changes in foreign currency exchange rates and interest rates.  The range of sensitivities chosen for these analyses reflects our view of changes that are reasonably possible over a one-year period.

In the normal course of business, we also face risks that are either non-financial or non-quantifiable.  These risks principally include country, commodity, credit and legal risks, and are not represented in the following analyses.

Foreign Currency Exchange Risk

Our policy with regard to foreign currency exchange risk is to hedge such risk using foreign currency purchase contracts, swaps, options and currency borrowing / investments.  It is our policy to minimize risk to adverse movements in exchange rates by hedging the exposure at the point when it becomes a contractual obligation.  We hedge all trading transaction exposures above an aggregate level of £100,000.  These transaction exposures are managed by each of our subsidiary companies unless considered material to the group.  These and other exposures arising from our trade in non-sterling currencies can only be hedged by a subsidiary company in agreement with group treasury and such positions are carefully monitored.

As of December 31, 2002, the contractual value and market value of our foreign currency forward purchase contracts were £42.2 million and £41.9 million, respectively.

Using a hypothetical adverse change of 10% in foreign currency exchange rates, the hypothetical loss in cash flows of derivative and non-derivative financial instruments and foreign currency denominated balance sheet positions at December 31, 2002 is estimated to be £7.2 million (2001: £10.3 million).

Interest Rate Risk

Changes in our market risk exposure during 2002 primarily involved the increase of interest rate risk due to the increase in our debt following the acquisition of Nestlé.  This exposure will decrease with the pay down of the Senior Credit Facility.  We do not know of, nor do we expect, any significant increases in market risk exposure to be incurred in future reporting periods.

We pay interest at the following rates on our borrowings:

Borrowings	Amount outstanding at December 31, 2002	Interest rate payable per annum	Interest rate at December 31, 2002

Term A Facility	£224.3 million	LIBOR plus margin	6.034%
Term B Facility	£68.0 million	LIBOR plus margin	6.784%
Drawn Working Capital Facility	£nil	LIBOR plus margin	6.034%
Working Capital Facility utilized for other purposes	£22.7 million	Various	Various
Unutilized Working Capital Facility	£77.3 million	0.25%-0.75%	0.625%
U.S.$200 million Notes	U.S.$200.0 million	12.0%	12.00%
£75 million Notes	£75.0 million	12.25%	12.25%

The margin applicable to the Term A Facility and drawings under the Working Capital Facility is 2.25% per annum reducing on the basis of a ratchet in several steps to 1.25% per annum dependent upon certain net debt to consolidated EBITDA ratios.  At December 31, 2002, the margin applied to LIBOR on this facility was 2.0%.  The margin applied to LIBOR at December 31, 2002 on the Term B Facility was 2.75%.

The utilization of the Working Capital Facility for other purposes incurs fees dependent upon the purpose, for which the facility is used.  Commitment fees are payable at the rate of 0.75% per annum of the undrawn portion of the relevant facilities.  The interest payable per annum on commitment fees on the Working Capital Facility reduce in several steps from 0.75% to 0.25% per annum dependent upon certain net debt to consolidated EBITDA ratios.  At December 31, 2002, the margin applied to LIBOR in respect of commitment fees was 0.625%.

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

An estimated hypothetical negative effect of a 100 basis point (or one percent per year) increase in interest rates would result in an increase in interest costs per year of £1.5 million based on our debt position as at December 31, 2002 (2001: £0.8 million).

Credit risk

Potential concentrations of credit risk to us consist principally of cash and cash equivalents and trade receivables.  Cash and cash equivalents are deposited with high credit, quality financial institutions.  Trade receivables are due principally from major European grocery retailers.  Furthermore, it is our policy to insure all third-party trade debt.  We do not consider there to be any significant concentration of credit risk at        December 31, 2002.

Inflation

We do not believe that our businesses are affected by inflation to any greater extent than other businesses in our industry.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

Item 14.   MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15. CONTROLS AND PROCEDURES

We carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures within 90 days of the filing date of this report, and under the supervision and participation of our management (including the Chief Executive Officer and the Finance Director).  Since there are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of our evaluation, the Chief Executive Officer and Finance Director have concluded that the disclosure controls and procedures are effective to ensure, in all material respects, that information relating to us and its consolidated subsidiaries required to be disclosed under the US Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required.

In addition, there were no significant changes in our internal controls or in other factors which could significantly affect our disclosure controls and procedures subsequent to the evaluation date, nor were there any significant deficiencies or material weaknesses in such disclosure controls and procedures requiring corrective actions.

Item 16. [Reserved]

PART III

Item 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

Item 18. FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this report beginning on page F-1.

Item 19. EXHIBITS

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

4.6†                           Deal slips for the purchase of $200 million from Barclays Bank PLC, value dated September 1, 2004.

4.7*                          Supplemental Agreement dated May 27, 2002 relating to a Facilities Agreement dated August 10, 1999 between, inter alia, Premier Financing Limited, the subsidiaries of Premier Financing Limited party thereto, JP Morgan plc and Barclays Capital (the investment banking division of Barclays Bank PLC), as Amendment Arrangers, and JP Morgan Europe Limited, as Agent and Security Agent.

4.8*                          Agreement dated May 3, 2002 between Nestlé U.K. Limited, Nestlé (Ireland) Limited, Pastam Limited and Premier Financing Limited.

8.1                                 List of material subsidiaries of Premier (included in Item 10.I. and note 21 to the consolidated financial statements of Premier).

12.1†                    Certification pursuant to 18 U.S.C Section 1350, as Adopted by Section 906 of the Sarbanes-Oxley Act of 2002 of Robert Schofield, dated June 30, 2003.

12.2†                    Certification pursuant to 18 U.S.C Section 1350, as Adopted by Section 906 of the Sarbanes-Oxley Act of 2002 of Paul Thomas, dated June 30, 2003.

*                                         Incorporated by reference.

†                                          Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

PREMIER FOODS PLC

		By:	/s/ ROBERT SCHOFIELD
		Name:	Robert Schofield
		Title:	Chief Executive

Date:	June 30, 2003

CERTIFICATION

I, Robert Schofield, certify that:

1. I have reviewed this Annual Report on Form 20-F of Premier Foods plc;

2. Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

3. Based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Annual Report;

4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.               designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual Report is being prepared;

b.              evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this Annual Report (the “Evaluation Date”); and

c.               presented in this Annual Report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.               all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.              any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6. The registrant’s other certifying officers and I have indicated in this Annual Report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:June 30, 2003

/S/	ROBERT SCHOFIELD
Robert Schofield
Chief Executive

CERTIFICATION

.

I, Paul Thomas, certify that:

1. I have reviewed this Annual Report on Form 20-F of Premier Foods plc;

2. Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

3. Based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Annual Report;

4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

d.              designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual Report is being prepared;

e.               evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this Annual Report (the “Evaluation Date”); and

f.                 presented in this Annual Report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

c.               all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

d.              any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6. The registrant’s other certifying officers and I have indicated in this Annual Report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:                  June 30, 2003

/s/	PAUL THOMAS
Paul Thomas
Finance Director

Premier Foods plc

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Accountants – 2000, 2001 and 2002

Audited Consolidated Financial Statements

Consolidated Profit and Loss Accounts for each of the three years in the three-year period ended December 31, 2002

Consolidated Balance Sheets at December 31, 2001 and 2002

Consolidated Statements of Total Recognised Gains and Losses

Note of Consolidated Historical Cost Profits and Losses

Reconciliation of Movements in Consolidated Shareholder’s Funds

Consolidated Cash Flow Statements

Notes to the Consolidated Financial Statements

REPORT OF INDEPENDENT ACCOUNTANTS TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF PREMIER FOODS PLC

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of profit and loss, cash flows and shareholder’s funds, included on pages 2 to 45, present fairly, in all material respects, the financial position of Premier Foods plc and its subsidiaries at December 31, 2001 and December 31, 2002, and the results of their operations, their cash flows and shareholder’s funds for the years ended December 31, 2000, December 31, 2001 and December 31, 2002 in conformity with accounting principles generally accepted in the U.K.  These consolidated financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We conducted our audits of these statements in accordance with auditing standards generally accepted in the U.K. and auditing standards generally accepted in the U.S., which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in the U.K. vary in certain significant respects from accounting principles generally accepted in the U.S.  The application of the latter would have affected the determination of consolidated net income or loss expressed in pounds sterling for the years ended December 31, 2000, December 31, 2001 and December 31, 2002 and the determination of the consolidated shareholder’s deficit at December 31, 2001 and December 31, 2002, to the extent summarised in Note 24 to the consolidated financial statements.

PricewaterhouseCoopers LLP

Chartered Accountants and Registered Auditors

London

United Kingdom

March 31, 2003

Premier Foods plc

CONSOLIDATED PROFIT AND LOSS ACCOUNTS

		Year Ended December 31,
		Note	2000 £m restated	2001 £m restated	2002 £m

Turnover:	Continuing operations	8	818.5	845.2	826.7
	Acquisitions		—	—	55.6
	Discontinued operations		215.1	4.1	0.2
		2,4	1,033.6	849.3	882.5

Operating profit:	Continuing operations		60.1	64.3	70.7
	Operating exceptional items	3	(1.6)	(12.2)	(14.6)
			58.5	52.1	56.1

	Acquisitions		—	—	6.9
	Operating exceptional items	3	—	—	(2.2)
			—	—	4.7

	Discontinued operations		9.1	(0.8)	(0.1)
	Operating exceptional items	3	—	—	—
			9.1	(0.8)	(0.1)

		2,4	67.6	51.3	60.7

Non-operating exceptional items		3	(5.8)	(26.2)	(2.0)

Profit on ordinary activities before interest and taxation			61.8	25.1	58.7

Interest payable and similar charges			(71.0)	(57.2)	(40.3)
Interest receivable			3.1	4.5	3.9
Net interest payable and similar charges		7	(67.9)	(52.7)	(36.4)

Profit / (loss) on ordinary activities before taxation			(6.1)	(27.6)	22.3

Taxation charge on profit / loss on ordinary activities		8	(2.5)	(0.9)	(6.0)

Profit / (loss) on ordinary activities after taxation			(8.6)	(28.5)	16.3

Dividends		—	—	—	—

Transferred to reserves		17	(8.6)	(28.5)	16.3

The accompanying notes are an integral part of these consolidated financial statements.

Premier Foods plc

CONSOLIDATED BALANCE SHEETS

	December 31,
	Note	2001 £m restated	2002 £m

Fixed assets:
Intangible assets	9	17.4	113.9
Tangible assets	10	120.0	135.1
Investments	11	0.2	0.2
		137.6	249.2
Current assets:
Stocks	12	105.6	111.3
Debtors due:
Within one year	13	137.1	133.5
After more than one year	13	11.7	9.0
Cash at bank and in hand		27.3	43.5
		281.7	297.3

Creditors – amounts falling due within one year:
Bank loans, overdrafts and other creditors	14	(199.1)	(217.6)

Net current assets		82.6	79.7

Total assets less current liabilities		220.2	328.9

Creditors – amounts falling due after more than one year:
Borrowings	15	(375.7)	(464.7)
Other creditors	15	(0.5)	(0.2)
Provisions for liabilities and charges	16	(11.3)	(13.8)
		(387.5)	(478.7)

Net liabilities		(167.3)	(149.8)

Capital and reserves:
Called up share capital	17	83.7	83.7
Share premium account	17	623.2	623.2
Revaluation reserve	17	4.0	4.0
Profit and loss account	17	(878.2)	(860.7)

Total shareholder’s deficit		(167.3)	(149.8)

Signed on behalf of the Board of Directors, who approved the financial statements on March 31, 2003.

Paul Thomas

Director

The accompanying notes are an integral part of these consolidated financial statements.

Premier Foods plc

CONSOLIDATED STATEMENTS OF

TOTAL RECOGNISED GAINS AND LOSSES

	Year Ended December 31,
	2000 £m restated	2001 £m restated	2002 £m

Profit / (loss) for the financial year	(8.6)	(28.5)	16.3
Currency translation differences on foreign currency net investments	(1.2)	(1.1)	1.2

Total recognised gains and losses for the year	(9.8)	(29.6)	17.5
Prior year adjustment on implementation of FRS 19 “Deferred tax”			(7.1)

Total recognised gains and losses since last Annual Report			10.4

NOTE OF CONSOLIDATED HISTORICAL COST PROFITS AND LOSSES

	Year Ended December 31,
	2000 £m restated	2001 £m restated	2002 £m

Profit / (loss) on ordinary activities before taxation	(6.1)	(27.6)	22.3
Realisation of property revaluation gains of previous year	0.2	0.1	—

Historical cost profit / (loss) on ordinary activities before taxation	(5.9)	(27.5)	22.3

Historical cost profit / (loss) retained after taxation, and dividends	(8.4)	(28.4)	16.3

RECONCILIATION OF MOVEMENTS IN CONSOLIDATED SHAREHOLDER’S FUNDS

	Year Ended December 31,
	2000 £m restated	2001 £m restated	2002 £m

Profit / (loss) for the financial year	(8.6)	(28.5)	16.3
Goodwill transferred to the profit and loss account in respect of disposed businesses	—	53.0	—
Other recognised gains and losses	(1.2)	(1.1)	1.2
Share capital issued	—	23.7	—
Net increase / (reduction) in shareholder’s funds	(9.8)	47.1	17.5

Opening shareholder’s deficit	(198.6)	(214.4)	(167.3)
Prior year adjustment on implementation of FRS 19 “Deferred tax”	(6.0)	—	—

Closing shareholder’s deficit	(214.4)	(167.3)	(149.8)

The accompanying notes are an integral part of these consolidated financial statements.

Premier Foods plc

CONSOLIDATED CASH FLOW STATEMENTS

	Year Ended December 31,
	Note		2000 £m	2001 £m	2002 £m

Net cash inflow from operating activities	(a	)	90.2	81.7	98.8
Return on investments and servicing of finance	(b	)	(55.6)	(40.1)	(43.6)
Taxation			(3.9)	(1.5)	(1.3)
Capital expenditure and financial investment	(b	)	(23.9)	(12.8)	(15.1)
Acquisitions and disposals	(b	)	(0.6)	72.3	(132.8)
Cash (outflow) / inflow before financing			6.2	99.6	(94.0)

Financing:
Issue of shares	(b	)	—	23.7	—
Debt issuance costs			—	—	(8.6)
Increase / (reduction) in debt	(b	)	(35.7)	(119.8)	116.4
			(35.7)	(96.1)	107.8

Increase / (decrease) in cash in the year			(29.5)	3.5	13.8

Reconciliation of net cash flow to movement in net debt
Increase / (decrease) in cash in the year			(29.5)	3.5	13.8
Cash (outflow) / inflow from increased debt and lease financing			35.7	119.8	(116.4)
Change in net debt arising from cash flows			6.2	123.3	(102.6)
Exchange movement on debt in the year			(10.0)	(3.6)	13.2
Movement in net debt in the year			(3.8)	119.7	(89.4)

Net debt before capitalised debt issuance costs at January 1,			(461.3)	(470.9)	(358.7)

Net debt pre capitalised debt issuance at December 31,			(465.1)	(351.2)	(448.1)
Capitalisation of debt issuance costs			—	—	8.6
Less amortisation of capitalised debt issuance costs			(5.8)	(7.5)	(6.3)

Net debt at December 31,			(470.9)	(358.7)	(445.8)

Analysis of movement in net debt

	At December 31, 2001 £m	Cash flow £m	Acquisitions £m	Capitalised debt issuance costs £m	Exchange movement on debt £m	At December 31, 2002 £m

Bank overdrafts	(0.8)	(2.4)	—	—	—	(3.2)
Less: Cash balances	27.3	22.8	(6.6)	—	—	43.5
Net cash	26.5	20.4	(6.6)	—	—	40.3
Debt due after 1 year	(384.2)	12.1	(115.0)	—	13.2	(473.9)
Debt due within 1 year	(13.4)	6.4	(20.0)	—	—	(27.0)
Capitalised debt issuance costs	12.6	—	8.6	(6.3)	—	14.9
Net borrowings	(358.5)	38.9	(133.0)	(6.3)	13.2	(445.7)

Finance leases	(0.2)	0.1	—	—	—	(0.1)

Net debt	(358.7)	39.0	(133.0)	(6.3)	13.2	(445.8)

The accompanying notes are an integral part of these consolidated financial statements.

Premier Foods plc

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENTS

	Year Ended December 31,
	2000 £m	2001 £m	2002 £m

(a) Reconciliation of operating profit to operating cash flows

Operating profit before exceptional items	69.2	63.5	77.5
Depreciation of tangible fixed assets	22.0	16.1	18.8
Amortisation of intangible fixed assets	0.3	0.5	4.2
Amortisation of pension prepayment	—	2.0	2.6
Cash flow relating to restructuring	(13.9)	(13.5)	(13.2)
Other exceptional cash flows	(1.3)	—	—
Decrease in stocks	11.3	17.8	7.3
(Increase) / decrease in debtors	(0.3)	(9.6)	7.3
Increase / (decrease) in creditors	3.4	6.0	(4.2)
Exchange movement in working capital	(0.5)	(1.1)	(1.5)

Net cash inflow from operating activities	90.2	81.7	98.8

(b) Analysis of cash flows for headings netted in the cash flow statement

Return on investments and servicing of finance
Interest received	3.0	4.5	3.9
Interest paid	(58.4)	(44.5)	(47.4)
Interest element of finance lease rental payments	(0.2)	(0.1)	(0.1)

Return on investments and servicing of finance	(55.6)	(40.1)	(43.6)

Capital expenditure and financial investment
Purchase of tangible fixed assets	(26.5)	(20.1)	(17.3)
Sale / (purchase) of investments	0.2	(0.1)	—
Sale of tangible fixed assets	2.4	7.4	2.2

Capital expenditure and financial investment	(23.9)	(12.8)	(15.1)

Acquisitions and disposals
Purchase of subsidiary undertakings	(0.6)	(28.7)	(132.8)
Cash acquired with subsidiary undertakings	—	(0.8)	—
Sale of subsidiary undertakings	—	101.8	—

Acquisitions and disposals	(0.6)	72.3	(132.8)

Financing
Increase / (decrease) in debt due within one year	8.7	(6.5)	13.6
Increase / (decrease) in debt due after more than one year	(42.9)	(112.4)	102.9
Issue of shares	—	23.7	—
Capital element of finance lease rental payments	(1.5)	(0.9)	(0.1)

Financing	(35.7)	(96.1)	116.4

The accompanying notes are an integral part of these consolidated financial statements.

Premier Foods plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Accounting Policies

The following accounting policies have been applied consistently in dealing with the items which are considered to be material in relation to Premier’s financial statements.

Premier has adopted FRS 19 “Deferred tax” this year, which requires full provision to be made for deferred tax arising from timing differences between the recognition of gains and losses in the financial statements and their inclusion in tax computations.  The adoption of this standard represents a change in accounting policy and the comparative figures have been restated accordingly.

Basis of Accounting

The consolidated financial statements have been prepared in accordance with applicable accounting standards in the U.K., under the historical cost convention.

Consolidated financial statements for 2000, 2001 and 2002

The results of Premier for the three years ended December 31, 2002 and the balance sheets at December 31, 2001 and December 31, 2002 have been consolidated in accordance with applicable accounting standards in the U.K., under the historical cost convention.

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

The businesses acquired during the financial periods presented have been consolidated from the date on which control of the net assets and operations of the businesses was transferred to Premier.  Similarly, the results of Group companies and businesses divested during the financial periods presented have been included in the Group’s accounts only until the date that control of the net assets and operations of the companies and businesses was transferred from Premier.

Premier is allocated overhead costs relating to Premier Holdings’ shared administrative functions based on central management’s estimate of the time involved in supporting each of the groups that Premier Holdings provides those administrative functions to.  The allocated costs are included in general administrative and other expenses in the consolidated profit and loss account.  Management believes that such allocation methodology is reasonable.  The expenses allocated to Premier for these services are not necessarily indicative of the expenses that would have been incurred if Premier had been a separate independent entity.  In 2000, 2001 and 2002, Premier has been recharged £0.9m, £0.2m and £2.8m by Premier Foods (Holdings) Limited in respect of the shared administrative functions.  The increase from 2001 to 2002 in the recharge to Premier by Premier Holdings is primarily the result of a reduction in Premier Holdings’ income and the recharge of restructuring costs incurred by Premier Holdings.

Employees of Premier companies are members of a number of defined benefit pension schemes.  Each of Premier’s operating companies directly funds the schemes based on the actual pension cost for its employees in accordance with the funding levels as determined by the schemes actuaries.  There are no recharges or allocations of costs from Premier Holdings.

Goodwill

In accordance with FRS 10 “Goodwill and Intangible Assets”, purchased goodwill, being the excess of the fair value of the purchase consideration over the fair value of the separable net tangible assets of businesses acquired, is capitalised and amortised over the shorter of its estimated useful life and 20 years on a straight-line basis. Prior to 1998, goodwill arising on the acquisition of subsidiary undertakings was written off to reserves in the year of acquisition. On the subsequent disposal or termination of a business acquired prior to 1998, the profit or loss on disposal or termination is calculated after charging the gross amount of any related goodwill previously taken to reserves.

Turnover

Turnover is the value of sales, excluding transactions with or between wholly owned subsidiaries, after deduction of sales rebates, value added tax and other taxes directly attributable to turnover.  Sales are recognised upon receipt of confirmation that the goods shipped have been accepted by the customer, where the sales price is fixed and collectability is reasonably assured.  Shipping and handling costs are included in selling and distribution costs.  The review of accounting policies required by FRS 18 “Accounting Policies” identified that certain sales deductions would be more appropriately classified as a reduction in “sales” rather than “cost of sales” and certain promotional expenditure would be more appropriately classified as “selling and distribution costs” rather than a reduction in “sales”.  This change of policy was adopted in 2001 and the 2000 comparatives were restated accordingly (see Note 2 “Analysis of Continuing Operations”).

Research and Development

Research and development expenditure is expensed in the year in which it is incurred (see Note 5 “ Profit / Loss on Ordinary Activities before Taxation”).

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

In accordance with FRS 11 “Impairment of Fixed Assets and Goodwill”, where assets are impaired as a result of market factors, write-downs are charged initially against any related revaluation reserve until historic cost is reached and thereafter charged to operating profit.

Fixed Asset Investments

Investments held as fixed assets are stated at cost less any provision for impairment in their value.

Leasing

Finance leases relating to significant items of plant, machinery and vehicles have been capitalised and depreciated in accordance with Premier’s depreciation policy, subject to a maximum period of the term of the lease. The capital element of future lease payments is included in other creditors.  Payments under operating leases are charged wholly to the profit and loss account in the year in which they are incurred.

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

Deferred Tax

FRS 19 “Deferred tax”, which has been adopted this year, requires full provision to be made for deferred tax arising from timing differences between the recognition of gains and losses in the financial statements and their inclusion in tax computations.  Premier has chosen not to discount its deferred tax liability.  The prior year figures have been restated in order to comply with the standard.  The effects of FRS 19 “Deferred tax” are:

	2000 £m	2001 £m	2002 £m

Increase / (reduction) in taxation charge for the period	0.8	0.3	(0.6)

Reduction in net assets	6.0	7.1	—

Government Grants

Government grants on capital expenditure are credited to a deferral account and are released to revenue by equal annual amounts over the life of the asset to which they relate. Other grants are released to revenue over the life of the projects to which they relate.

Pension Costs

The pension costs relating to Premier pension schemes are assessed in accordance with the advice of independent qualified actuaries. The amounts so determined include the regular cost of providing the benefits as a percentage of current and expected future earnings of the employees covered. Variations from the regular pension cost are spread on a systematic basis over the estimated average remaining service lives of current employees in the plans.

FRS 17 “Retirement benefits”

FRS 17 “Retirement benefits” introduces a completely different approach to accounting for defined benefit pension schemes. At each year end the pension scheme assets are measured at market value, the pension scheme liabilities are measured at a present value using a specified actuarial valuation method and discounted at a corporate bond rate, and the resulting surplus or deficit is shown on the company’s balance sheet. FRS 17 “Retirement benefits” redefines what should be reported as operating costs, including an annual “current service cost” (which is no longer reduced or increased by spreading forward surpluses or deficits). The expected return on scheme assets less the notional interest cost on the scheme liabilities is included as other finance costs (or income) adjacent to interest. Actuarial gains and losses from year to year are to be recognised immediately in the Statement of Total Recognised Gains and Losses. Pension costs continue to be recognised and measured in accordance with SSAP 24 “Accounting for pension costs”.  FRS 17 “Retirement benefits” requires that accounts ending after June 22, 2001 give additional balance sheet disclosure in order to provide adequate future data comparatives when FRS 17 “Retirement benefits” is fully implemented.  Premier has provided this information separately within the financial statements.  Full adoption of FRS 17 “Retirement benefits” has been delayed in accordance with the standard until the financial statements for the Year Ended December 31, 2005.

Post Retirement Benefits

Premier provides certain additional post retirement and unfunded pension benefits principally for employees in continental Europe. The estimated cost of providing such benefits is charged against profits on a systematic basis over the employees’ working lives within Premier.

Exceptional Items

Exceptional items are those that need to be disclosed by virtue of their size or incidence. Such items are included within operating profits unless they represent profits or losses on the sale or termination of an operation, costs of a fundamental reorganisation or restructuring having a material affect on the nature and focus of Premier’s business, or profits or losses on the disposal of fixed assets.

Cash and Liquid Resources

Short-term cash deposits, which can be called on demand or without notice without any material penalty are included within cash balances within the consolidated balance sheet and consolidated cash flow statements.

Debt Issuance Costs

Costs relating to the issuance of debt are capitalised and amortised over the period of the debt, in line with the amortisation of the debt, in accordance with FRS 4 “Capital Instruments”.

Financial Instruments

Derivative financial instruments utilised by Premier comprise interest rate swaps, cross currency swaps, forward foreign exchange contracts and currency options.  All such instruments are used for hedging purposes to alter the risk profile of an underlying exposure faced by Premier.  Interest rate swap settlements are recognised as adjustments to interest expense over the term of the underlying instrument and exchange gains or losses are recognised on the maturity of the underlying transaction.

2. Analysis of Continuing Operations

	2000				2001
	Continuing operations £m	Operating exceptional items £m	Discontinued operations £m	Total £m	Continuing operations £m	Operating exceptional items £m	Discontinued operations £m	Total £m

Turnover	818.5	—	215.1	1,033.6	845.2	—	4.1	849.3
Cost of sales	(620.4)	—	(168.4)	(788.8)	(657.2)	(0.9)	(3.7)	(661.8)

Gross profit	198.1	—	46.7	244.8	188.0	(0.9)	0.4	187.5

Selling and distribution	(113.4)	—	(29.5)	(142.9)	(97.6)	(2.5)	(0.5)	(100.6)
Administrative	(24.6)	(1.6)	(8.1)	(34.3)	(26.1)	(8.8)	(0.7)	(35.6)
Net operating expenses	(138.0)	(1.6)	(37.6)	(177.2)	(123.7)	(11.3)	(1.2)	(136.2)

Operating profit	60.1	(1.6)	9.1	67.6	64.3	(12.2)	(0.8)	51.3

	2002
	Continuing operations before operating exceptional items £m	Operating exceptional items in continuing operations £m	Acquisitions before operating exceptional items £m	Operating exceptional items in acquisitions £m	Discontinued operations £m	Total £m

Turnover	826.7	—	55.6	—	0.2	882.5
Cost of sales	(620.5)	—	(33.1)	—	(0.2)	(653.8)

Gross profit	206.2	—	22.5	—	—	228.7

Selling and distribution expenses	(101.4)	—	(8.6)	—	—	(110.0)
Administrative costs	(34.1)	(14.6)	(7.0)	(2.2)	(0.1)	(58.0)

Net operating expenses	(135.5)	(14.6)	(15.6)	(2.2)	(0.1)	(168.0)

Operating profit	70.7	(14.6)	6.9	(2.2)	(0.1)	60.7

The discontinued operations principally relate to The Horizon Biscuit Company Ltd, which was sold in January 2001, and FE Barber Limited (trading as Kingsland Wines and Spirits), which was sold in February 2001.  The comparatives for 2000 have been restated accordingly.  The acquisition relates to the ambient food manufacturing business in the U.K. of Nestlé SA (“Nestlé”), which was acquired in May 2002.

Restatement of 2000 sales, cost of sales and selling and distribution costs

As described in Note 1, certain sales deductions have been reclassified as a reduction in “sales” rather than “cost of sales” and certain promotional expenditure has been reclassified as “selling and distribution costs” rather than a reduction in “sales”.  This change of policy was adopted in 2001 and the 2000 comparatives have been restated accordingly, and the effect is set out below:

2000 £m

Sales
Reported in Annual Financial Report for the Year Ended December 31, 2000	1,036.4
Reduction in sales reclassified as selling and distribution costs	9.2
Cost of sales reclassified as reduction in sales	(12.0)

Reported in Annual Financial Report for the Year Ended December 31, 2001	1,033.6

Cost of sales
Reported in Annual Financial Report for the Year Ended December 31, 2000	800.8
Cost of sales reclassified as reduction in sales	(12.0)

Reported in Annual Financial Report for the Year Ended December 31, 2001	788.8

Marketing costs
Reported in Annual Financial Report for the Year Ended December 31, 2000	133.7
Reduction in sales reclassified as selling and distribution costs	9.2

Reported in Annual Financial Report for the Year Ended December 31, 2001	142.9

3. Exceptional Items

The principal components of exceptional items are as follows:

	2000 £m	2001 £m	2002 £m

Operating exceptional items:
Continuing operations:
Restructuring of production facilities	(1.6)	(3.5)	(8.8)
Restructuring of distribution arrangements	—	(4.2)	(1.3)
Restructuring of administration facilities	—	(4.5)	(4.5)
Nestlé acquisition costs	—	—	(2.2)

Total operating exceptional items	(1.6)	(12.2)	(16.8)

Non-operating exceptional items:
Loss on sale or termination of discontinued operations	(4.2)	(29.6)	(0.4)
Profit / (loss) on sale of fixed assets	(1.6)	3.4	(1.6)

Total non-operating exceptional items	(5.8)	(26.2)	(2.0)

The loss on sale or termination of discontinued operations in 2002 relates to the liquidation of a non-core non-grocery business, which was put into liquidation in March 2002.  The loss on sale or termination of discontinued operations in 2001 relates to the disposal of our biscuits and wines and spirits operations.

4. Summary Segmental Analysis

	Turnover by product group
	2000 £m	2001 £m	2002 £m

Canned foods, pickles and sauces	337.6	362.4	375.8
Beverages	191.8	173.8	172.8
Spreads	156.6	151.4	183.8
Potatoes	132.5	157.6	149.9
Continuing operations	818.5	845.2	882.3
Discontinued operations	215.1	4.1	0.2

Total	1,033.6	849.3	882.5

Following the acquisition of the ambient food manufacturing business in the U.K. of Nestlé SA (“Nestlé”), the Preserves product group was renamed “Spreads” to reflect the increased product range within the product group.

Premier restructured its operations during 2000 to form a unified grocery products business.  The product groups shown have shared administrative functions and the operating assets are not separable. Therefore, further segmental analysis of operating profit and operating assets is not possible.

The pickles and sauces operations have been reclassified from the spreads reporting unit into the reporting unit with canned foods following a change in management reporting lines in 2001.

In 2002, certain products have been reclassified between the beverages, spreads and canned foods, pickles and sauces product group and the comparatives for 2000 and 2001 restated accordingly.

The 2000 comparatives have also been restated to reflect a change in the classification of certain sales deductions and which have now been reclassified from a deduction from sales to marketing costs or from cost of sales to sales (see Note 2 “Analysis of Continuing Operations”).

	Turnover by geographical origin			Turnover by geographical market
	2000 £m	2001 £m	2002 £m	2000 £m	2001 £m	2002 £m

U.K.	694.9	723.4	763.8	681.9	712.3	741.5
Mainland Europe	123.6	121.8	118.5	129.3	124.4	129.3
Other countries	—	—	—	7.3	8.5	11.5
Continuing operations	818.5	845.2	882.3	818.5	845.2	882.3
Discontinued operations	215.1	4.1	0.2	215.1	4.1	0.2

Total	1,033.6	849.3	882.5	1,033.6	849.3	882.5

	Operating profit by geographical origin			Operating assets by geographical origin
	2000 £m	2001 £m	2002 £m	2001 restated £m	2002 £m

U.K.	58.7	62.5	74.5	169.2	262.1
Mainland Europe	1.4	2.3	3.1	22.0	33.9
Other countries	—	(0.5)	—	—	—
Continuing operations	60.1	64.3	77.6	191.2	296.0
Operating exceptional items (Note 3)	(1.6)	(12.2)	(16.8)	—	—
Discontinued operations	9.1	(0.8)	(0.1)	0.2	—

Total	67.6	51.3	60.7	191.4	296.0

Net debt				(358.7)	(445.8)

Net deficit				(167.3)	(149.8)

5. Profit / Loss on Ordinary Activities Before Taxation

	2000 £m	2001 £m	2002 £m

The profit / loss before tax was arrived at after charging:

Depreciation of fixed assets
Owned assets	21.0	15.9	19.1
Leased assets	1.0	0.2	0.1
Amortisation of intangible assets	0.3	0.5	4.2
Auditors remuneration
Audit services	0.3	0.3	0.3
Non-audit services	0.4	0.4	0.5
Operating lease payments
Plant and machinery	5.9	4.3	2.9
Land and buildings	2.5	1.7	1.6
Research and development	0.5	0.4	1.0

6. Employees

Employee remuneration and related costs (including directors’ emoluments) were as follows:

	2000 £m	2001 £m	2002 £m

Wages and salaries	133.5	90.0	94.9
Social security costs	12.0	9.0	9.2
Other pension costs	3.7	2.7	3.1

	149.2	101.7	107.2

The average number of employees during the period was as follows:

	2000	2001	2002

Management	476	343	374
Administration	490	586	670
Production, distribution and other	5,624	3,288	3,293

	6,590	4,217	4,337

Pensions

Premier participates in a number of Premier Holdings pension schemes (principally the HF scheme, the HF No 2 scheme and the Premier Brands pension plan), the majority of which are funded defined benefit schemes; there are in addition a small number of company defined contribution schemes, personal pension schemes and life assurance only arrangements. The scheme funds are administered by trustees and are independent of Premier’s finances.  The schemes invest in a mixture of U.K. and European equities and corporate and government bonds.

The total pension cost for Premier in 2000, 2001 and 2002 has been assessed in accordance with the advice of independent qualified actuaries, using the Projected Unit Method.  Actuarial assessments of the schemes were made during 2002, with the principal actuarial assumptions being that the rate of discount of liabilities is 3% more than wage inflation and 4% more than pension increases.  Allowance was made for pensions in payment to increase as required by statute and in accordance with the rules of the schemes, and also to reflect Premier Holdings’ and Premier’s policies.  Assets were valued in 2002 using a discounted dividend approach.  In 2001 and 2000, assets were valued using a market value approach.  The market valuation methodology was more appropriate than an actuarial value approach in 2001 and 2000, as the discounted dividend approach generated valuations of the scheme assets that were excessive, in the view of Premier’s management.  The adjustment to the market valuation and dividend yields of the assets of the schemes in the period from 2000 to 2002 enables the use of the discounted dividend approach to value the scheme assets.

At October 17, 2002, the date of the latest actuarial assessments, the total market value of the assets was £176.9m and the actuarial value of the assets was sufficient to cover 110% of the benefits that had accrued to members after fully allowing for future salary increases.  The normal cost of Premier’s defined benefit pension schemes was £3.9m (2001: £3.9m, 2000: £7.7m) which, after amortisation of the remaining unrecognised surplus, resulted in a net defined benefit pensions expense of £2.6m (2001: £2.0m, 2000: £3.4m).  Premier has not contributed to the schemes during 2002, due to the scheme surplus, thherefore the amortisation of the pension prepayment of £2.6m comprises the net defined benefit pensions expense of £2.6m.  In 2001, Premier did not contribute to the schemes, due to the scheme surplus.  The net defined benefit pensions expense of £2.0m comprised an amortisation of the pension prepayment of £2.0m.  In 2000, cash contributions by Premier to the schemes equated to the net defined benefit pensions expense and therefore no amortisation of the pension prepayment was required.  The cost of the defined contribution schemes was £0.2m (2001: £0.7m, 2000: £0.3m).

The pension prepayment at December 31, 2002 was £8.2m (2001: £10.8m), which represents the accumulated difference between the pension cost and employer contributions.  The reduction in the prepayment of £2.6m comprises the amortisation in 2002 of £2.6m.

Premier also operates plans in continental Europe, which provide employees with certain post retirement and unfunded pension benefits.  The liabilities in respect of these benefits amounted to £0.1m at December 31, 2002 (2001: £0.6m).

FRS 17 “Retirement benefit” disclosures

FRS 17 “Retirement benefits” came into effect during 2001.  The following items are recorded under the transitional disclosure requirements of FRS 17, and should be read in conjunction with the pension disclosures in accordance with SSAP 24 “Accounting for pension costs” recorded above. Full actuarial assessments of the schemes were made at October 17, 2002, and have been updated by an independent qualified actuary as at December 31, 2002.  The major assumptions used by the actuary were:

	2001	2002

Rate of increase in salaries	3.0%	2.5%
Rate of increase in pensions in payment	2.0%	1.5%
Discount rate	6.0%	5.5%
Inflation assumption	2.0%	1.5%

The assets in the scheme and the expected rate of return at December 31, were:

	Expected rate of return 2001	Market value 2001 £m	Expected rate of return 2002	Market value 2002 £m

Asset

Equities	7.4%	145.5	7.3%	123.3
Bonds	6.5%	62.4	6.0%	51.6
Other	4.0%	4.7	4.0%	0.7

Total market value of scheme assets	7.0%	212.6	7.0%	175.6

The following amounts at December 31, were measured in accordance with the requirements of FRS 17 “Retirement benefits”.

	2001 £m	2002 £m

Total market value of scheme assets	212.6	175.6
Present value of scheme liabilities	(215.1)	(185.9)

Deficit in the schemes	(2.5)	(10.3)
Related deferred tax asset	0.8	3.1

Net pension liability	(1.7)	(7.2)

If the above amounts had been recognised in the financial statements, Premier’s net liabilities and profit and loss reserve at December 31, would be as follows:

	2001 £m restated	2002 £m

Net deficit including pension prepayment recognised under SSAP 24	(167.3)	(149.8)
Pension prepayment recognised under SSAP 24	(10.8)	(8.2)
Net pension liability recognised under FRS 17	(1.7)	(7.2)

Net liabilities including pension liability recognised under FRS 17	(179.8)	(165.2)

Profit and loss reserve including pension prepayment recognised under SSAP 24	(878.2)	(860.7)
Pension prepayment recognised under SSAP 24	(10.8)	(8.2)
Pension reserve	(1.7)	(7.2)

Profit and loss reserve including pension liability recognised under FRS 17	(890.7)	(876.1)

The following amounts would have been recognised in the performance statements in the year to December 31, 2002 under the requirements of FRS 17:

2002 £m

Analysis of amount charged to operating profit
Current service cost	3.9
Past service cost (gross)	—
Less unrecognised surplus	—
Curtailments / settlements (gross)	—
Less unrecognised surplus	—
Total operating charge	3.9

Analysis of amount credited to other finance income
Expected return on pension scheme assets	15.0
Interest on pension scheme liabilities	(12.9)
Net return	2.1

Analysis of amount recognised in Statement of Total Recognised Gains and Losses
Actual return less expected return on pension scheme assets	(31.2)
Experience gains and losses arising on the scheme liabilities	2.4
Changes in assumptions underlying the present value of the scheme liabilities	22.8
Actuarial gain / (loss) recognised in the Statement of Total Recognised Gains and Losses	(6.0)

Movement in surplus / (deficit) during the year
Surplus / (deficit) in the scheme at beginning of the year	(2.5)
Movement in year:
Current service cost	(3.9)
Employer contributions	—
Past service costs	—
Other finance income	2.1
Actuarial gain / (loss) recognised in the Statement of Total Recognised Gains and Losses	(6.0)
Surplus / (deficit) in scheme at end of year	(10.3)

History of experience gains and losses

Difference between the expected and actual return on scheme assets:
Amount (£m)	31.2
Percentage of scheme assets at period end	18%

Experience gains and losses of scheme liabilities:
Amount (£m)	2.4
Percentage of the present value of the scheme liabilities at period end	1%

Total amount recognised in Statement of Total Recognised Gains and Losses:
Amount (£m)	(6.0)
Percentage of the present value of the scheme liabilities at period end	3%

Employer contributions in the Year Ended December 31, 2002 were £nil. It has been expected that contributions will be £2.0m in 2003 and £4.0m per annum thereafter.

Directors’ emoluments

Aggregate emoluments paid to Directors by Premier in respect of services to Premier and its subsidiaries totalled £2.2m (2001: £2.6m, 2000: £2.4m) for the year, including £1.0m (2001: £0.8m, 2000: £nil) of compensation for loss of office.  Retirement benefits accrue to two Directors under defined benefit schemes.  The highest paid Director was paid £0.5m (2001: £1.0m, 2000: £1.0m).   The accrued pension in respect of this director was £0.0m (2001: £0.0m, 2000 £0.0m).

7. Net Interest Payable

	2000 £m	2001 £m	2002 £m

Bank loans and overdrafts	55.0	46.0	47.1
Exchange loss / (gain) on U.S. dollar-denominated bond	10.0	3.6	(13.2)
Amortisation of capitalised debt issuance costs	5.8	7.5	6.3
Finance leases	0.2	0.1	0.1
Total interest payable	71.0	57.2	40.3

External interest receivable	(3.1)	(4.5)	(3.9)

Net interest payable	67.9	52.7	36.4

8. Taxation on Profit / Loss on Ordinary Activities

	2000 £m restated	2001 £m restated	2002 £m

Premier and subsidiary undertakings:
U.K. corporation tax at 30.0% (2001: 30.0%, 2000: 30.0%)
Current year	0.7	0.8	6.7
Prior year	0.8	(0.2)	—
Overseas tax	0.2	—	—
Total current tax	1.7	0.6	6.7
Deferred tax	0.8	0.3	(0.7)

Taxation charge on profit / loss on ordinary activities	2.5	0.9	6.0

The principal items affecting the tax charge are exceptional items not allowable for tax purposes.  Tax relief on exceptional items in the year was £4.0m (2001: £2.5m, 2000: £0.5m).

In accordance with FRS 19 “Deferred tax”, deferred tax has been restated for the years ended December 31, 2000 and 2001.

A reconciliation from the corporation tax calculated from the profit / (loss) before tax to the actual tax charge is set out below.

	2000 £m restated	2001 £m restated	2002 £m

Profit / (loss) before taxation	(6.1)	(27.6)	22.3

Tax credit / (charge) on profit / loss before tax at U.K. corporation tax rate of 2000: 30.0%, 2001: 30.0%, 2002: 30.0%	1.8	8.3	(6.7)

Disallowable exceptional items	(1.7)	(9.0)	(1.6)
Timing differences	(0.2)	0.9	(0.7)
Utilisation of taxation losses	—	—	4.1
Other disallowable items	(1.6)	(0.8)	(1.8)

Taxation credit / (charge) on profit / loss on ordinary activities	(1.7)	(0.6)	(6.7)

9. Intangible Assets

	Goodwill £m	Trademarks £m	Total £m

Cost at January 1, 2002	10.7	7.5	18.2
Additions	80.7	20.0	100.7

Cost at December 31, 2002	91.4	27.5	118.9

Amortisation at January 1, 2002	0.7	0.1	0.8
Charge for the year	3.1	1.1	4.2

Amortisation at December 31, 2002	3.8	1.2	5.0

Net book value at December 31, 2002	87.6	26.3	113.9

Net book value at December 31, 2001	10.0	7.4	17.4

The addition to goodwill during 2002 comprises £80.1 million in relation to the acquisition of the ambient foods manufacturing business in the U.K. of Nestlé SA (“Nestlé”) and £0.6 million in relation to the acquisition of a potato seed business (see Note 18).   Goodwill arising on acquisition is amortised over a period of 20 years.  The addition to trademarks in 2002 relates to trademarks acquired on the acquisition of Nestlé.  Trademarks are amortised over a period of 20 years.

10. Tangible Fixed Assets

	Freehold land and buildings £m	Long leasehold properties £m	Short leasehold properties £m	Plant and machinery £m	Total £m

Cost or valuation at January 1, 2002	62.4	3.7	0.8	213.1	280.0
Additions	2.8	—	—	14.5	17.3
Acquisition of subsidiaries	6.4	—	—	13.5	19.9
Disposals	(2.7)	—	—	(19.0)	(21.7)
Exchange adjustments	0.5	—	—	2.0	2.5

Cost or valuation at December 31, 2002	69.4	3.7	0.8	224.1	298.0

Depreciation at January 1, 2002	14.5	0.6	0.4	144.5	160.0
Charge for the year	2.1	—	—	17.1	19.2
Acquisition of subsidiaries	—	—	—	—	—
Disposals	(1.3)	—	—	(16.6)	(17.9)
Exchange adjustments	0.3	—	—	1.3	1.6

Depreciation at December 31, 2002	15.6	0.6	0.4	146.3	162.9

Net book value at December 31, 2002	53.8	3.1	0.4	77.8	135.1

Net book value at December 31, 2001	47.9	3.1	0.4	68.6	120.0

The cost or valuation of depreciable assets included above at December 31, 2002	23.7	3.7	0.8	224.1	252.3

Analysis of cost or valuation at December 31, 2002
Cost	65.4	3.7	0.8	224.1	294.0
Valuation	4.0	—	—	—	4.0

	69.4	3.7	0.8	224.1	298.0

Included in long leasehold property at December 31, 2002 were capitalised finance leases with a net book value of £0.3m (2001: £0.3m, 2000: £0.3m).  Depreciation charged during the year on these assets was £nil (2001: £nil, 2000: £nil). Included in plant and machinery at December 31, 2002 were capitalised leases with a net book value of £0.2m (2001: £0.2m, 2000: £2.5m). Depreciation charged during the year on these assets was £0.1m (2001 £0.2m, 2000: £0.9m).

Premier has implemented FRS 15, “Tangible and intangible fixed assets” in 2000.  Premier has taken advantage of the transitional arrangements relating to previously revalued assets and has not revalued those assets held at valuation.  Premier’s freehold and long leasehold properties in the U.K. were revalued on the basis of open market value for existing use by Bidwells at December 31, 1990. The historical cost of revalued assets at December 31, 2002 was £0.1m (2001: £0.1m). The valuations were undertaken in accordance with the manual of the Royal Institute of Chartered Surveyors. The book values of these properties were adjusted to their valuations during the relevant financial period and the resultant net surplus credited to the revaluation reserve.

	2001 £m	2002 £m

Capital expenditure commitments
Expenditure contracted for but not provided in the consolidated financial statements	0.3	1.4

11. Fixed Asset Investments

£m

Unlisted investments

At January 1, 2002	0.2
Additions	0.1
Disposals	(0.1)
At December 31, 2002	0.2

Provisions at December 31, 2001 and 2002	—

Net book value at December 31, 2002	0.2

Net book value at December 31, 2001	0.2

12. Stocks

	2001 £m	2002 £m

Raw materials	34.5	36.9
Work in progress	5.9	4.9
Finished goods and goods for resale	65.2	69.5

	105.6	111.3

13. Debtors

	2001 £m	2002 £m

Due within one year:
Trade debtors, net of provisions	114.6	108.8
Other debtors including VAT	19.8	18.8
Prepayments	2.7	5.9
	137.1	133.5
Due after more than one year:
Other debtors and pension prepayments	11.7	9.0

Total debtors	148.8	142.5

14. Creditors Due Within One Year

	2001 £m	2002 £m

Senior Credit Facility due within one year	13.4	27.0
Other bank loans and overdrafts	0.8	3.2
Capitalised debt issuance costs	(4.1)	(5.7)
	10.1	24.5

Trade creditors	139.0	138.4
Corporation taxes	6.8	12.4
Other taxes and social security	5.9	5.9
Finance lease obligations	0.1	0.1
Amounts due to parent company	3.4	0.9
Other creditors	10.5	12.8
Interest accruals	10.8	10.5
Other accruals	12.5	12.1

	199.1	217.6

15. Creditors Due After More Than One Year

	2001 £m	2002 £m

Borrowings:
Unsecured subordinated U.S.$200m 12.0% Senior Notes due 2009	137.4	124.2
Unsecured subordinated £75m 12.25% Senior Notes due 2009	75.0	75.0
Capitalised debt issuance costs	(3.3)	(1.1)
	209.1	198.1

Senior Credit Facility	163.9	265.3
Capitalised debt issuance costs	(5.2)	(8.1)
	158.7	257.2

Loan from related party	7.6	9.3
Other unsecured loans	0.3	0.1
	7.9	9.4

	375.7	464.7
Other creditors:
Finance lease obligations:
Due between one and five years	0.1	—
Government grants in respect of capital expenditure	0.4	0.2

	0.5	0.2

The loan from related party is from HMTF Poultry, an affiliated company, does not bear interest and is repayable in full on July 31, 2009.

The maturity profiles of borrowings and finance lease obligations are shown in Note 20.

Description of Senior Credit Facility and Subordination Arrangements

Senior Credit Facility

In May 2002, Premier Financing entered into an amended and restated Senior Credit Facilities Agreement with J.P. Morgan plc and Barclays Capital as arrangers, JPMorgan Chase Bank and Barclays Bank plc as underwriters, with J.P. Morgan Europe Limited as agent and security agent (the “Senior Credit Facility”). Under the Senior Credit Facility, a syndicate of financial institutions made £412.3m of senior secured credit facilities available to Premier Financing.  These facilities have been reduced in line with repayments made.  At December 31, 2002, the facilities available to Premier amounted to £392.3m.

Structure

The Senior Credit Facility provides for £392.3m of loan facilities comprising (i) Term A and Term B Facilities and (ii) the Working Capital Facility (each as described below) and the ancillary facilities which may be provided therein.

The Term A Facility is for an amount of up to £224.3m and the Term B Facility is for an amount of up to £68.0m.  At December 31, 2002, £224.3m was outstanding on the Term A Facility and £68.0m was outstanding on the Term B Facility.

The Working Capital Facility in the amount of up to £100.0m is available in pounds sterling or the equivalent in certain foreign currencies in the form of revolving advances and a letter of credit facility, which is to be used for general corporate purposes.  At December 31, 2002, no advance had been drawn down under the Working Capital Facility and £22.7m was utilised for general corporate purposes.

Interest Rates and Fees

Interest on advances under the various facilities is payable at the rate per annum equal to LIBOR (or EURIBOR for euro) plus applicable mandatory liquid asset costs plus the following applicable margins in relation to the facilities:

•                  2.25% per annum reducing on the basis of a ratchet reducing in several steps to 1.25% per annum dependent upon certain net debt to consolidated EBITDA ratios for the Term A Facility and the drawn down amount under the Working Capital Facility.  At December 31, 2002, the margin applied to LIBOR on the Term A Facility was 2.0%; and

•                  2.75% per annum for the Term B Facility.

Commitment fees are payable at the rate of 0.75% per annum of the undrawn portion of the relevant facilities.  The commitment fees on the Working Capital Facility reduce in several steps to 0.25% per annum dependent upon certain net debt to consolidated EBITDA ratios. At December 31, 2002, the margin applied to LIBOR in respect of commitment fees was 0.625%.  Default interest is payable at the applicable interest rate plus 1% per annum.

Security and Guarantees

Premier Financing’s obligations under the Senior Credit Facility are required to be guaranteed by each of the material operating subsidiaries of Premier. Each charging subsidiary has granted security over substantially all of its assets, including English law fixed charges over material properties, bank accounts, insurances, debts and shares and a floating charge over all of its other undertakings and assets. Certain limited material subsidiaries incorporated outside of England and Wales have given similar security.

Covenants

The Senior Credit Facility requires Premier Financing to observe certain undertakings, including undertakings relating to delivery of financial statements, insurances, notification of any default or any occurrence which could be reasonably expected to have a material adverse effect, consents and authorisations being maintained, compliance with environmental laws, notification of material litigation and labour disputes, access to books and records, uses of proceeds, filing of tax returns, pension schemes, the provision of guarantees and security from subsidiaries, euro compliance, intellectual property rights and hedge transactions.

The Senior Credit Facility requires Premier Financing to comply with certain negative covenants, including covenants relating to negative pledges, borrowed money, guarantees, disposals, operating leases, change of accounting reference date or accounting policy, identity of auditors, equity yield and intercompany loan payments, reduction of capital, loans and credit, intra-group contracts and arrangements, distributions, share capital, disposals, acquisitions and joint ventures, amendments to documents, change in business, merger and amalgamation, shareholder’s meetings and constitutive documents, acquisitions and joint ventures and new subsidiaries.  Certain categories of permitted payment may be made as exceptions to the restrictions on dividends and intercompany loan payments including payment of interest on the Notes.

In addition, the Senior Credit Facility requires Premier Financing to comply with specified financial ratios and tests, including EBITDA / total interest expense, total net debt / EBITDA, fixed charge coverage ratio and maximum capital expenditure.

There are caps on permitted budgeted capital expenditure for each financial year with the right to carry forward any surplus of budgeted capital expenditures up to a maximum surplus amount of one third of the previous year’s budget for use within the first six months of the following financial year.

Maturity and Amortisation

Term Loan Facilities: The Term A Facility will be repaid in semi-annual instalments commencing on June 30, 2002, with the final maturity on December 31, 2007.  The Term B Facility will be repaid in two instalments with 50% repayable on June 30, 2008 and the balance repayable on December 31, 2008.

Working Capital Facility: The Working Capital Facility (and all other facilities made available thereunder) will cease to be available on December 31, 2007.

Subordination Deed

The Subordination Deed provides for restrictions on Premier taking certain actions in relation to the Notes.  In particular, Premier may not receive payments to pay principal on the Notes or any prepayment, redemption, defeasance or purchase of principal on the Notes or certain indemnities until the Senior Credit Facility has been paid in full.

16. Provisions for Liabilities and Charges

	Deferred tax £m restated	Unfunded pension liabilities and post retirement benefits £m	Restructuring and other provisions £m	Total £m restated

At January 1, 2002 as previously reported	0.6	0.6	3.0	4.2
Prior year adjustment on implementation of FRS 19	7.1	—	—	7.1
At January 1, 2002 (restated)	7.7	0.6	3.0	11.3
Utilised	—	—	(1.7)	(4.9)
Charged / (released)	(0.7)	(0.5)	5.4	7.4

At December 31, 2002	7.0	0.1	6.7	13.8

Restructuring provisions represent the liability in respect of (i) the reorganization of our canned foods production facilities following the closure of our North Walsham canned foods factory; (ii) changes to shift patterns at our Moreton tea factory; (iii) integration of the administration functions of Nestlé within the existing operations.  The provision includes redundancy costs of approximately 45 administration staff; and (iv) provision in relation to the restructuring of Materne, Premier’s French preserve and compote manufacturing and selling operation following the integration of Premier Brands France, Premier’s French biscuit distribution company

The provision for unfunded pension liabilities and post retirement benefits represents the liability in respect of pension obligations in Premier’s continental European operations where no funded plans are in operation.

The potential liability for tax on capital gains, which might arise if Premier’s revalued properties were to be sold at their book value, and no advantage taken of rollover relief, is estimated to be £1.2m (2001: £1.2m).

Deferred tax has not been provided in respect of liabilities, which might arise on the distribution of unappropriated profits of overseas entities.

17. Share Capital and Reserves

	2001 £m	2002 £m

Authorised
100,000,000 £1 ordinary shares (2001: 100,000,000 £1 ordinary shares)	100.0	100.0

Issued and fully paid
83,701,200 £1 ordinary shares (2001: 83,701,200 £1 ordinary shares)	83.7	83.7

	Share capital £m	Share premium £m	Revaluation reserve £m	Profit and loss account £m	Total capital and reserves £m

At January 1, 2002 as previously reported	83.7	623.2	4.0	(871.1)	(160.2)
Prior year adjustment on implementation of FRS 19	—	—	—	(7.1)	(7.1)
At January 1, 2002 (restated)	83.7	623.2	4.0	(878.2)	(167.3)
Movements in the year:
Retained profit for the financial year	—	—	—	16.3	16.3
Exchange movements	—	—	—	1.2	1.2

At December 31, 2002	83.7	623.2	4.0	(860.7)	(149.8)

18. Acquisitions and Disposals

The provisional value of the net assets acquired and consideration paid in respect of the acquisition of the ambient foods business in the U.K. of Nestlé SA (“Nestlé”) in May 2002, was as follows:

	Book value £m	Revaluations £m	Consistency of accounting policy £m	Provisional fair value £m

Assets acquired:
Intangible assets	20.0	—	—	20.0
Fixed assets	24.7	(4.8)	—	19.9

Current assets
Stocks	12.4	(0.1)	(0.9)	11.4
Trade debtors	—	—	—	—
Other debtors	1.0	—	—	1.0

Creditors due in less than one year
Trade creditors	—	—	—	—
Other creditors	(0.2)	—	—	(0.2)

Total capital employed	57.9	(4.9)	(0.9)	52.1

Consideration
Cash	132.2	—	—	132.2
Debt net of cash acquired	—	—	—	—

Total consideration	132.2	—	—	132.2

Goodwill arising	74.3	4.9	0.9	80.1

The Nestlé ambient foods business contributed £55.6m to Premier’s turnover, £6.9m to Premier’s operating profit in 2002 and £9.1m to net cash flow from operating activities, £5.9m of interest expense and £0.3m to capital expenditure.

In addition, in January 2002, Premier acquired a potato seed business for £0.6m.  The assets acquired comprised £0.2m of trade debtors and £0.2m of trade creditors.  The goodwill arising on the acquisition was £0.6m.

The value of the net assets acquired of the canned foods, pickles and sauces businesses of Stratford on Avon Foods Limited (“SonA”) in April 2001, the “Lift” instant lemon tea business (“Lift”) in September 2001, the “Nelsons of Aintree” preserves manufacturing business (“Nelsons”) in October 2001 were as follows:

2001 £m

Assets acquired:
Intangible assets	7.5
Fixed assets	9.2

Current assets
Stocks	10.7
Trade debtors	5.6
Other debtors	0.3

Creditors due in less than one year
Trade creditors	(6.8)
Other creditors	(0.6)
Creditors due after more than one year	(0.2)

Total capital employed	25.7

Consideration
Cash	28.7
Debt net of cash acquired	0.8

Total consideration	29.5

Goodwill arising	3.8

The net assets disposed and consideration received in respect of Horizon Biscuits Limited and FE Barber Limited (“Kingsland Wines and Spirits”) which were disposed of in 2001, were as follows:

2001 £m

Assets disposed:
Fixed assets	(47.8)

Current assets
Stocks	(23.5)
Trade debtors	(41.6)
Other debtors	(11.4)
Tax	(0.9)

Creditors less than one year
Creditors	28.1
Other creditors	18.7

Total capital employed	(78.4)

Cash consideration	101.8

Goodwill previously written off to reserves	(53.0)

Loss on sale	(29.6)

There were no disposals in 2002.

19. Commitments and Contingencies

Commitments to make operating lease payments during the next financial year were as follows:

	Land and buildings		Plant and machinery
	2001 £m	2002 £m	2001 £m	2002 £m

On leases expiring:
Within 1 year	0.6	0.4	2.0	0.4
Between 2 and 5 years	0.5	0.3	1.5	2.2
After 5 years	0.7	0.7	—	—

	1.8	1.4	3.5	2.6

Capital commitments are disclosed in Note 10 “Tangible Fixed Assets”.

Contingent liabilities

Premier is subject to certain legal claims incidental to its operations.  In the opinion of the directors, after taking appropriate legal advice, these claims are not expected to have, either individually or in aggregate, a material adverse effect upon Premier’s financial position.

20. Financial Instruments

Risk management

The interest rate and foreign exchange risks are managed by the Treasury Committee, which is a sub-committee appointed by the Board of Directors.  Day to day management of treasury activities is performed by the Group treasury department.  The framework for management of these risks is set down in the Senior Credit Facility Agreement and in the Treasury Policies and Procedures manual.

The main risks arising from Premier’s financial transactions are interest rate risk, liquidity risk and foreign currency risk.  The policies towards these risks are documented and are reviewed on a regular basis by the Treasury Committee.

Premier also enters into contracts with suppliers for its principal raw materials, some of which are considered commodities.  However, as these contracts are part of Premier’s normal purchasing activities and always result in actual delivery, commodity risk arising from these contracts is not considered material.

Interest rate risk

Premier borrows principally in pounds sterling and U.S. dollars at both fixed and floating rates of interest.  Premier actively monitors its interest rate exposure since the high level of gearing makes its profitability sensitive to movements in interest rates.  However, the minimum interest rate hedging that must be in place is governed by the hedging strategy letter, which forms part of the £392.3m Senior Credit Facility Agreement.  Premier makes use of a variety of derivative instruments including interest rate swaps, collars and caps to hedge its interest rate exposure.  The mixture of instruments used to hedge its exposure however is determined by the conditions of its credit facility agreement and discussions with its lending group.  The Senior Credit Facility Agreement requires Premier to hedge a minimum of 50% of its senior debt, which currently amounts to £292.3m.  Premier currently has hedging in place for £146.0m until September 2004.  In addition, Premier has entered into a coupon swap to fix the cash flows on its U.S.$200m high yield debt issue, which has the effect of converting the interest payments into fixed rate sterling.

Liquidity risk

Premier has negotiated facilities with its bankers that provide sufficient headroom to ensure liquidity and continuity of funding.  It therefore has sufficient unutilised banking facilities and reserve borrowing capacity. Premier tends to have significant fluctuations in its short-term borrowing position due to seasonal factors; however, the revolving credit facilities are set at a level sufficient to meet its projected peak borrowing requirements.

Foreign exchange risks

Premier reports its financial statements in pounds sterling and trades in several non-sterling currencies. Its trading transactions are therefore subject to the effect of movements in these currencies.  Such exposures arise from sales or purchases in currencies other than the unit’s functional currency.  Management of the major exposures is centralised and managed by the Group treasury department, the small residual being managed by subsidiary companies within the guidelines set down in the Treasury Policies and Procedures manual.  This requires subsidiaries to hedge committed foreign currency transaction exposure above certain levels.  It is Premier’s policy to hedge exposure using forward foreign currency exchange contracts, currency borrowings / investments and currency options.  Again, this is monitored by the Treasury Committee.  Although Premier generates some of its profits in non-sterling currencies and has assets in non-sterling jurisdictions, the translation exposure resulting from these profits and overseas net assets is not considered material and is currently not hedged.  This matter is reviewed regularly by members of the Treasury Committee.

Credit risk

Potential concentrations of credit risk to Premier consist principally of cash and cash equivalents and trade receivables.  Cash and cash equivalents are deposited with high-credit, quality financial institutions.  Trade receivables are due principally from major European grocery retailers. Furthermore, it is Premier’s policy to insure all third-party trade debt.  Premier does not consider there to be any significant concentration of credit risk at December 31, 2002.

	Sterling	U.S. dollar	Euro	Other	Total
Interest rate and currency profile	£m	£m	£m	£m	£m
2002
Financial assets
Floating rate	30.2	1.6	11.7	—	43.5

Cash and deposits	30.2	1.6	11.7	—	43.5

2001
Financial assets
Floating rate	20.8	1.6	4.9	—	27.3

Cash and deposits	20.8	1.6	4.9	—	27.3

The financial assets all have maturities of less than one year and are all at floating rates.

	Sterling	U.S. Dollar	Euro	Other	Total
	£m	£m	£m	£m	£m
2002
Financial liabilities
Floating rate	(207.3)	—	—	—	(207.3)
Fixed rate	(272.7)	—	—	—	(272.7)
Interest free	(9.3)	—	—	—	(9.3)

Borrowings	(489.3)	—	—	—	(489.3)

Fixed rate weighted average interest rate	10.2%
Fixed rate weighted average years to maturity	1.69

2001
Financial liabilities
Floating rate	(119.0)	—	(1.1)	—	(120.1)
Fixed rate	(258.3)	—	—	—	(258.3)
Interest free	(7.6)	—	—	—	(7.6)

Borrowings	(384.9)	—	(1.1)	—	(386.0)

Fixed rate weighted average interest rate	10.9%
Fixed rate weighted average years to maturity	2.31

The interest rates applicable to the Notes and Term and Working Capital Facilities are detailed in Note 15.  The analysis of average interest rates and years to maturity on fixed rate debt is after adjusting for interest rate swaps.  Exposure to movements in interest rates and years to maturity on fixed rate debt is after adjusting for interest rate swaps.  Exposure to movements in interest rates is further protected by interest rate caps and interest rate collars amounting to £72.5m bringing the total amount of interest rate hedging to £342.4m.  The hedging currently in place on the senior debt is operative until September 2004.

Maturity of financial liabilities

	2001				2002
	Debt	Capitalised debt issuance costs	Finance leases	Total	Debt	Capitalised debt issuance costs	Finance leases	Total
	£m	£m	£m	£m	£m	£m	£m	£m

Within 1 year or on demand	14.2	(4.1)	0.1	10.2	30.2	(5.7)	0.1	24.6
Between:
1 and 2 years	18.0	(3.9)	0.1	14.2	36.0	(3.9)	—	32.1
2 and 3 years	22.5	(2.6)	—	19.9	50.0	(2.2)	—	47.8
3 and 4 years	31.5	(1.2)	—	30.3	52.0	(1.7)	—	50.3
4 and 5 years	71.6	(0.7)	—	70.9	59.3	(1.1)	—	58.2
Over 5 years	240.6	(0.1)	—	240.5	276.6	(0.3)	—	276.3

	398.4	(12.6)	0.2	386.0	504.1	(14.9)	0.1	489.3

Currency analysis of financial assets and liabilities

The table below shows Premier’s currency exposures that give rise to net currency gains and losses that are recognised in the consolidated profit and loss account for the Year Ended December 31, 2002.  Such exposures comprise monetary assets / (liabilities) that are not denominated in the functional currency of the subsidiary involved.

The amounts shown below are after taking into account the effect of forward exchange contracts and other derivative instruments entered into to manage these exposures.

Net foreign currency assets / (liabilities)

	2001				2002
	Functional currency of Group operation				Functional currency of Group operation
	Sterling	Euro	Other	Total	Sterling	Euro	Other	Total
	£m	£m	£m	£m	£m	£m	£m	£m

Sterling	—	(0.1)	—	(0.1)	—	0.1	—	0.1
Euro	14.6	—	—	14.6	23.5	—	—	23.5
U.S. dollar	(117.8)	—	—	(117.8)	(95.1)	—	—	(95.1)
Greek drachma	0.1	—	—	0.1	—	—	—	—
Swiss franc	(0.2)	—	—	(0.2)	(0.4)	0.1	—	(0.3)
Canadian dollar	—	—	—	—	0.2	—	—	0.2
Other	—	—	—	—	0.1	—	—	0.1

	(103.3)	(0.1)	—	(103.4)	(71.7)	0.2	—	(71.5)

	2001	2002
Undrawn committed borrowing facilities	£m	£m

Expiring in less than 1 year	—	—
Expiring in more than 1 but less than 2 years	—	—
Expiring in more than 2 years	106.7	77.3

As at December 31,	106.7	77.3

The above undrawn facilities form part of Premier’s overall working capital lines, which bear interest at floating rates and are committed until December 31, 2007.

Fair value of financial assets and liabilities

Set out below is a comparison of book and fair values of all Premier’s financial instruments by category:

	2001	2001	2002	2002
	Book value	Fair value	Book value	Fair value
	£m	£m	£m	£m

Financial instruments held or issued to finance Premier’s operations:
Short-term borrowings and current portion of long-term borrowings	(14.2)	(14.2)	(30.2)	(30.2)
Long-term borrowings	(384.2)	(387.9)	(473.9)	(478.6)
Other financial liabilities	(0.2)	(0.2)	(0.1)	(0.1)
Cash deposits	27.3	27.3	43.5	43.5

Fair values for the Notes, which have been included within long-term borrowings, have been based on current market values.

Financial instruments held or issued to manage Premier’s interest rate or currency profile are set out below:

	2001	2001	2002	2002
	Nominal value	Fair value	Nominal value	Fair value
	£m	£m	£m	£m

Interest rate swaps	—	(0.5)	—	(2.8)
Cross currency swaps	—	5.2	—	0.6
Foreign exchange contracts	(32.7)	(31.9)	(42.2)	(41.9)

The fair values of foreign exchange contracts and interest rate swap agreements have been calculated on a mark to market basis. All commodity contracts are settled by physical delivery and are not held for trading purposes.  There are no significant gains or losses on hedges at December 31, 2002 expected to be shown in the income statement for December 31, 2003.

The analysis of financial instruments in this note excludes short-term debtors and creditors as permitted under FRS 13 “Derivatives and other financial instruments”.

21. Principal Subsidiary Undertakings

The following represent the principal undertakings of Premier at December 31, 2002. Percentages indicate ownership of the undertakings’ ordinary share capital by Premier, directly or indirectly. Details of the country of incorporation and principal operations and the main activity of each undertaking are also given. All undertakings shown are included in the consolidated financial statements.

Subsidiary Undertakings

Country of incorporation or registration and principal operations

Business

% Owned

Financing

Premier Financing Limited	England and Wales	Financing	100

Beverages, Canning, Preserves

Chivers Hartley Limited	England and Wales	Preserve and pickle manufacturing	100

H.L. Foods Limited	England and Wales	Food canning and processing	100

Jonker Fris BV	Netherlands	Food canning and processing	100

Materne Boin SA	France	Preserve and fruit compote manufacturing	100

Premier Ambient Products (U.K.) Limited	England and Wales	Preserve, pickle and vinegar manufacturing	100

Premier International Foods U.K. Limited	England and Wales	Hot and cold beverages manufacturing	100

Potatoes

MBM Produce Limited	England and Wales	Potato processing and grading	100

22. Certain Relationships and Related Party Transactions

The following related party relationships and transactions have been disclosed because of their material nature to the operations of Premier.  Other transactions with entities within the Premier Foods Investments Limited Group are not disclosed as permitted by FRS 8 “Related party disclosures”.

Monitoring and Oversight Agreement

In 1999, Premier entered into a 10-year agreement (the “Monitoring and Oversight Agreement”) with Hicks Muse pursuant to which Premier will pay Hicks Muse an annual fee of £1.2m for providing oversight and monitoring services to Premier. The annual fee is adjustable at the end of each fiscal year to an amount equal to one-tenth of one percent of Premier’s budgeted consolidated net sales, but in no event may the fee be less than £1.2m. In addition, Premier has agreed to indemnify Hicks Muse and its shareholders and their respective directors, officers, agents, employees and affiliates from and against all claims, actions, proceedings, demands, liabilities, damages, judgements, assessments, losses and costs, including fees and expenses, arising out of or in connection with the services rendered by Hicks Muse under the Monitoring and Oversight Agreement. The Monitoring and Oversight Agreement makes available to Premier the resources of Hicks Muse concerning a variety of financial and operational matters. The services that have been and will continue to be provided by Hicks Muse could not otherwise be obtained by Premier without the addition of personnel or the engagement of outside professional advisors. In management’s opinion, the fees provided for under the Monitoring and Oversight Agreement reasonably reflects the benefits received and to be received by Premier.

Financial Advisory Agreement

In 1999, Premier and Hicks Muse entered into an agreement (“the Financial Advisory Agreement”) pursuant to which will be entitled to receive a fee equal to 1.5% of the transaction value for each acquisition made by Premier.  The Financial Advisory Agreement makes available to Premier the resources of Hicks Muse concerning a variety of financial and operational matters.  The services that have been and will continue to be provided by Hicks Muse could not otherwise be obtained by Premier without the addition of personnel or the engagement of outside professional advisors. In management’s opinion, the fees provided for under the Financial Advisory Agreement reasonably reflect the benefits received and to be received by Premier.  Premier paid £2.1m in 2002 (2001: £0.4m, 2000: £nil) to Hicks Muse under the Financial Advisory Agreement.

Golden Share

A Golden Share has been issued by Premier Financing with voting rights, which entitles the holder of the Golden Share to block the passing of resolutions for the winding-up or administration of Premier Financing or resolutions approving other matters that would constitute a breach of the Senior Credit Facility. These voting rights attaching to the Golden Share will lapse upon a payment default in respect of the Notes continuing unremedied and unwaived for a period of 180 days. The Golden Share is held by an affiliate of Hicks Muse, which will agree with the lenders under the Senior Credit Facility as to the exercise of the voting rights of the Golden Share.

Premier Foods (Holdings) Limited management charge

In 2000, 2001 and 2002, Premier was recharged £0.9m, £0.2m and £2.8m, respectively, by Premier Foods (Holdings) Limited in respect of the shared administrative functions.  The increase from 2001 to 2002 in the recharge to Premier by Premier Holdings is primarily the result of a reduction in Premier Holdings’ income and the recharge of restructuring costs incurred by Premier Holdings.

HMTF Poultry Limited

Premier has borrowed £9.3m (2001: £7.6m) from HMTF Poultry Limited, an affiliated company.  This loan is interest-free, subordinated to the Senior Credit Facility and repayable in full on July 31, 2009.

FRS 8 “Related Party Disclosures”

The Company is a wholly owned subsidiary undertaking of Premier Foods Investments Limited, which prepares consolidated financial statements made available for public disclosure.  In accordance with the exemptions available to such undertakings under FRS 8 “Related Party Disclosures”, no other disclosure of related party transactions with Premier Foods Investments Ltd group companies has been made in these financial statements.

23. Parent Undertakings

The Company’s ultimate parent undertaking is HMTF Premier Limited, a company incorporated in the Cayman Islands.  The Company’s immediate parent undertaking is Premier Foods (Holdings) Limited (formerly Premier Holdings Limited, formerly Hillsdown Holdings Limited), a company incorporated in England and Wales and which owns 100% of Premier’s issued share capital.

Premier Food Investments Limited is the largest group undertaking that prepares consolidated financial statements, which include the Company.  The consolidated financial statements of Premier Food Investments Limited are available at the Company’s registered office, which is at 28 The Green, Kings Norton, Birmingham, B38 8SD.

24. Summary of Differences Between U.K. and U.S. Generally Accepted Accounting

Principles

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the U.K. (“U.K. GAAP”), which differ in certain material respects from generally accepted accounting principles in the U.S. (“U.S. GAAP”). Such differences involve methods for measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by U.S. GAAP.

The following is a summary of the material adjustments to the consolidated profit on ordinary activities after taxation and consolidated shareholder’s deficit that would have been required in applying the significant differences between U.K. and U.S. GAAP.

Reconciliation of consolidated profit and loss accounts

			Year Ended December 31,
			2000	2001	2002
			£m	£m	£m

Consolidated profit / (loss) on ordinary activities after taxation as previously reported under U.K. GAAP			(7.8)	(28.2)	16.3
Prior year adjustment on implementation of FRS 19 “Deferred tax”			(0.8)	(0.3)	—
Consolidated profit / (loss) on ordinary activities after taxation as reported under U.K. GAAP (restated)			(8.6)	(28.5)	16.3
U.S. GAAP adjustments:
Amortisation of goodwill	(a	)	(7.1)	(5.9)	3.1
Amortisation of intangible assets	(a	)	—	—	(0.6)
Pensions	(b	)	3.4	5.2	0.1
Deferred tax	(c	)	(0.1)	(0.4)	—
Derivative financial instruments	(d	)	—	5.5	(7.4)
Goodwill transferred to the profit and loss account in respect of disposed businesses	(a	)	—	49.0	—
Pension prepayment asset in respect of disposed businesses	(b	)	—	10.0	—
Deferred tax liability in respect of disposed businesses	(c	)	—	6.1	—

Net U.S. GAAP adjustments			(3.8)	69.5	(4.8)
Tax effect of net U.S. GAAP adjustments			(1.0)	(3.2)	2.6

Consolidated net income / (loss) in accordance with U.S. GAAP			(13.4)	37.8	14.1

Reconciliation of consolidated shareholder’s deficit

			2001	2002
			£m	£m

Consolidated shareholder’s deficit as previously reported under U.K. GAAP			(160.2)	(149.8)
Prior year adjustment on implementation of FRS 19 “Deferred tax”			(7.1)	—
Consolidated shareholder’s deficit as reported under U.K. GAAP			(167.3)	(149.8)
U.S. GAAP adjustments:
Goodwill not capitalised under U.K. GAAP	(a	)	213.3	213.3
Accumulated amortisation of goodwill not capitalised under U.K. GAAP	(a	)	(189.7)	(189.7)
Amortisation of goodwill under U.K. GAAP not amortised under U.S. GAAP	(a	)	—	3.1
Amortisation of intangible assets recognised as goodwill under U.K. GAAP	(a	)	—	(0.6)
Capitalisation of tax benefit on acquisition of intangible assets	(a	)	—	4.2
Pensions	(b	)	28.4	28.5
Deferred tax	(c	)	(13.0)	(14.6)
Derivative financial instruments	(d	)	5.5	(1.9)
Revaluation of fixed assets	(e	)	(4.0)	(4.0)

Net U.S. GAAP adjustments			40.5	38.3

Consolidated shareholder’s deficit as reported under U.S. GAAP			(126.8)	(111.5)

Rollforward analysis of consolidated shareholder’s funds deficit

			2000	2001	2002
			£m	£m	£m

Balance in accordance with U.S. GAAP at January 1,			(172.9)	(187.3)	(126.8)
U.K. GAAP profit / (loss) for the financial year			(7.8)	(28.2)	16.3
Other recognised gains and losses			(1.2)	(1.1)	1.2
Issue of share capital			—	23.7	—
U.S. GAAP adjustments
Amortisation of goodwill	(a	)	(7.1)	(5.9)	3.1
Amortisation of intangible assets recognised as goodwill under U.K. GAAP	(a	)	—	—	(0.6)
Capitalisation of tax benefit on acquisition of intangible assets	(a	)	—	—	4.2
Goodwill transferred to the profit and loss account in respect of disposed businesses			—	49.0	—
Pensions	(b	)	3.4	5.2	0.1
Pension prepayment asset in respect of disposed businesses	(b	)	—	10.0	—
Deferred tax	(c	)	(1.9)	2.2	2.6
Deferred tax arising on acquisition of intangible assets	(a	)	—	—	(4.2)
Derivative financial instruments	(d	)	—	5.5	(7.4)
Revaluation of fixed assets	(e	)	0.2	0.1	—

Balance in accordance with U.S. GAAP at December 31,			(187.3)	(126.8)	(111.5)

A summary of the principal differences and additional disclosures applicable to Premier are set out below:

(a) Goodwill and intangible assets

Both U.K. GAAP and U.S. GAAP require purchase consideration to be allocated to the net assets acquired at their fair value on the date of acquisition, with the difference between the consideration and the fair value of the identifiable net assets recorded as goodwill.

Under U.K. GAAP, goodwill arising on acquisitions made on or before December 31, 1997 has been written off directly to reserves in the year of acquisition.  If a subsidiary or a business has been subsequently sold or closed, previously written-off goodwill that resulted from the initial acquisition has been taken into account in determining the gain or loss on sale or closure.  Goodwill that arises on acquisitions subsequent to December 31, 1997, following the introduction of FRS 10 “Goodwill and Intangible Assets”, has been capitalised and amortised over its estimated useful life, which has been estimated at 20 years.

Under U.S. GAAP, goodwill arising on acquisitions made on or before December 31,1997 has been capitalised as an intangible asset and amortised over its estimated useful life.  However, Premier adopted the transition provisions of FAS 141, “Business Combinations” (“FAS 141”), with effect from July 1, 2001.  Premier also adopted the provisions of FAS 142, “Goodwill and Other Intangible Assets” (“FAS 142”), on January 1, 2002. As a result, goodwill is no longer subject to amortisation subsequent to the date of adoption.  As the non-amortisation of goodwill provisions of FAS 142 were effective immediately for all acquisitions after June 30, 2001, goodwill arising from the Lift and Nelsons acquisitions was also not amortised during 2001.

In May 2002, Premier acquired the ambient foods manufacturing business in the U.K. of Nestlé SA (“Nestlé”) for net consideration of £132.2 million.  The acquired business spans a broad range of product categories, including pickles, vinegars, sauces, sweet spreads, preserves, ambient desserts and dehydrated foods.  The business was acquired principally because of the quality of the brands of the acquired business, their complementarity with Premier’s own product ranges and the synergies available in combining the two businesses.  The definition of intangible assets under FAS 141 is wider than that under FRS 10.  Furthermore FAS 109 requires the recognition of a deferred tax provision on the amortisation of acquired intangible assets.  The deferred tax provision created on the acquisition of the Nestlé intangible assets was £4.2m under U.S. GAAP whereas no deferred tax provision was recognised under U.K. GAAP.  Therefore, the total intangible assets recognized on the acquisition of Nestlé under FAS 141 were £63.9m, compared with £20.0m recognised under FRS 10.  Goodwill calculated under FAS 141 was £40.4m, compared to £80.1m under U.K. GAAP.  Goodwill has arisen on the acquisition because the value of the own label and industrial elements of the business, the established manufacturing processes and the synergies arising from the combination of the businesses are not capitalisable as intangible assets under FAS 141.  In addition, Premier acquired a potato seed business, for a net consideration of £0.6m, which resulted in goodwill of £0.6m.

Horizon Biscuits Limited was disposed of in 2001 and goodwill of £53.0m, which had been written off directly to reserves was written back through the profit and loss account in accordance with U.K. GAAP.  Under U.S. GAAP, this goodwill had been capitalised and amortised and the net book value of goodwill remaining in respect of Horizon Biscuits Limited at the date of disposal was £4.0m.  The U.S. GAAP adjustment, therefore to the U.K. GAAP profit and loss on disposal in respect of goodwill was the goodwill previously amortised under U.S. GAAP of £49.0m.  The U.S. GAAP adjustment reverses the following: (i) write-off of goodwill arising on acquisitions made on or before December 31, 1997 directly to reserves under U.K. GAAP; and (ii) amortisation expense recorded under U.K. GAAP and the movement in accumulated amortisation under U.K. GAAP during the period subsequent to the adoption of FAS 141 and FAS 142.

The following table shows the results of operations as if FAS 142 were applied to prior periods:

	2000	2001
	£m	£m

Net income as reported under U.S. GAAP	(13.4)	37.8
Add back: Goodwill amortisation	7.4	6.3

Adjusted net income	(6.0)	44.1

Premier has also evaluated its existing goodwill relating to prior business combinations and has determined that an adjustment or reclassification to intangible assets as of January 1, 2002 was not required in order to conform to the new criteria in FAS 141. The Group has also reassessed the useful lives and carrying values of other intangible assets, and will continue to amortise these assets over their remaining useful lives.

The gross carrying amount of other intangible assets, which consists of brands, trademarks and licenses under U.S. GAAP, is £71.4m as of December 31, 2002 (£7.5m as of December 31, 2001), are being amortised over an estimated useful life of between 20 and 40 years.  Accumulated amortisation as of December 31, 2002 was  £1.8m (£0.1m at December 31, 2001). The amortisation expense for the Year Ended December 31, 2002 is £1.7m (£0.1m and £nil in 2001 and 2000, respectively).  Amortisation expense on the other intangible assets is expected to be £2.5m in each of 2003, 2004, 2005, 2006, and 2007.

As of January 1, 2002, Premier performed the transitional impairment test under FAS 142 and compared the carrying value for each reporting unit to its fair value, which was determined based both on discounted cash flows and a value based on a multiple of earnings.  Upon completion of the transitional impairment test, Premier determined that there was no impairment as of January 1, 2002, as the carrying value of each reporting unit did not exceed its fair value determined under either of the valuation methods.  Premier also completed the annual impairment test required by FAS 142 during the fourth quarter of 2002, which was also performed by comparing the carrying value of each reporting unit to its fair value based on discounted cash flows and a value based on a multiple of earnings.  This annual impairment test did not indicate any impairment in the carrying value of the goodwill.

A roll forward of U.S. GAAP goodwill during 2002 is shown below:

	Premier Foods U.K.	Materne	MBM	Total
	£m	£m	£m	£m

Balance as of January 1, 2002	27.6	5.9	0.1	33.6
Goodwill acquired	40.4	—	0.6	41.0

Balance as of December 31, 2002	68.0	5.9	0.7	74.6

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

Under SFAS No. 87, part of the surplus which represents the excess plan assets over plan obligations has been recognised in the balance sheet, with the remainder of the unrecognised surplus and the unrecognised gains and losses spread over the employees’ remaining service lifetimes.  The pension benefit obligation is calculated by using a projected unit credit method.  Actuarial gains or losses within a 10% “corridor” have not been recognised.

The net assets under U.K. GAAP of Horizon Biscuits Limited, which was disposed of in 2001 included a pension prepayment asset of £10.0m.  No asset was included in the net assets under U.S. GAAP disposed of.  The U.S. GAAP adjustment, therefore to the U.K. GAAP profit and loss on disposal in respect of pension assets was £10.0m.

The components of net periodic pension cost for all Premier sponsored defined benefit pension plans were as follows:

Components of pension cost

	2000	2001	2002
	£m	£m	£m

Service cost	7.7	3.9	3.9
Recognised actuarial loss	—	—	2.0
Interest cost	15.2	12.8	11.3
Expected return on plan assets	(21.2)	(18.2)	(11.4)
Sale of biscuit businesses	—	—	(2.0)
Amortisation of prior service cost	—	—	—
Amortisation of transition asset	(1.7)	(1.7)	(1.3)

Net periodic pension cost	—	(3.2)	2.5

The funded status under U.S. GAAP for Premier sponsored defined benefit pension plans is as follows:

Funded status

	2001	2002
	£m	£m

Projected benefit obligation	(215.1)	(185.9)
Fair value of plan assets	212.6	175.6

Funded status	(2.5)	(10.3)
Unrecognised net actuarial (gain) / loss	45.0	47.0
Unrecognised transition asset	(3.3)	—
Unrecognised prior service cost	—	—

Net asset recognised	39.2	36.7

Amounts recognised in respect of Premier’s pension obligations for Premier sponsored defined benefit pension plans in the consolidated balance sheets consist of the following:

	2001	2002
	£m	£m

Prepaid pension expense	39.2	36.7

Net asset recognised	39.2	36.7

Changes in the benefit obligation and plan assets of Premier sponsored defined benefit pension plans during the year were as follows:

	2001	2002
	£m	£m

Benefit obligation at January 1,	246.1	215.1
Service cost	3.9	3.9
Interest cost	12.8	11.3
Employee contributions	1.8	1.8
Benefit payments	(15.2)	(15.9)
Actuarial losses / (gains)	7.4	(28.4)
Sale of biscuit businesses	(40.1)	—
Sale of Kingsland Wines and Spirits	—	(1.9)
Payment following demerger of Terranova in 1999	(1.6)	—

Benefit obligation at December 31,	215.1	185.9

Changes in plan assets for Premier sponsored defined benefit pension plans were as follows:

	2001	2002
	£m	£m

Fair value of plan assets at January 1,	290.2	212.6
Actual return on plan assets	(19.4)	(25.2)
Employer contributions	—	—
Employee contributions	1.8	1.8
Benefit payments	(15.2)	(15.9)
Payment of biscuit transfer	(42.8)	4.2
Sale of Kingsland Wines and Spirits	—	(1.9)
Payment following demerger of Terranova in 1999	(2.0)	—

Fair value of plan assets at December 31,	212.6	175.6

The weighted-average assumptions used at December 31, to determine pension cost for Premier’s defined benefit pension plans were as follows:

	2000	2001	2002
	%	%	%

Discount rate	6.0	6.0	5.5
Expected long-term return on plan assets	7.0	7.0	5.9
Expected rate of increase in compensation levels	3.0	3.0	2.5
Expected rate of increase of pensions	2.0	2.0	1.5

(c) Deferred tax

Under U.K. GAAP, Premier has adopted FRS19 “Deferred tax” this year, which requires full provision to be made for deferred tax arising from timing differences between the recognition of gains and losses in the financial statements and their inclusion in tax computations.  Premier has chosen not to discount its deferred tax liability.  The prior year figures for 2001 and 2000 have been restated in order to comply with the standard.

Under U.S. GAAP, deferred tax is provided for on a full liability basis. Under the full liability method, deferred tax assets or liabilities are recognised for differences between the financial and tax basis of assets and liabilities and for tax loss carry forwards at the statutory rate at each reporting date. A valuation allowance is established when it is more likely than not that some portion or all of the deferred tax assets will not be realised.

The loss on disposal of Horizon Biscuits Limited, which was disposed of in 2001, was calculated under U.K. GAAP on net assets including a deferred tax liability calculated on the partial provision basis.  Under U.S. GAAP, the net assets disposed of would include a deferred tax asset or liability calculated on the full provision basis.  The difference of £6.1m between the deferred tax liability as calculated under U.K. GAAP and U.S. GAAP is therefore recorded as a decrease to the loss on disposal of Horizon Biscuits Limited as recorded under U.K. GAAP.

Classification of Premier’s tax liabilities and assets under U.S. GAAP is as follows:

	2001	2002
	£m	£m
Deferred tax liabilities:
Accelerated tax depreciation	4.6	4.6
Rollover relief	2.8	2.8
Derivative financial instruments	1.7	(0.6)
Pensions	11.7	11.0
Intangible assets	—	3.9

Total deferred tax liabilities	20.8	21.7

Deferred tax assets:
Provisions	(0.1)	(0.1)

	20.7	21.6

Total tax expense is as follows:

	Year Ended December 31
	2000	2001	2002
	£m	£m	£m
U.K. GAAP:
Current tax expense	1.7	0.6	6.7
Deferred tax expense / (credit) restated for FRS 19 “Deferred tax”	0.8	0.3	(0.7)

Total tax expense	2.5	0.9	6.0

U.S. GAAP:
Current tax expense	1.7	0.6	6.7
Deferred tax expense / (credit)	1.9	3.9	(3.3)

Total tax expense	3.6	4.5	3.4

(d) Derivative financial instruments

Premier’s derivative financial instruments include interest rate swaps, cross currency swaps and foreign exchange contracts.  Under U.K. GAAP, Premier has recorded its derivative financial instruments off-balance sheet as at December 31, 2001 and December 31, 2002.  Premier has recorded payments arising from interest rate derivatives in the profit and loss account along with the related interest payments on its net debts according to the accrual method.  Premier records currency derivatives relating to net cash flows in the profit and loss account as such cash flows are received or paid; any unrealised gains or losses are deferred at reporting period end.

Under U.S. GAAP, prior to the adoption of Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133), Premier had designated its foreign currency derivatives as hedges of specific underlying assets and liabilities.

On January 1, 2001, Premier adopted SFAS 133, as amended by SFAS 137 and SFAS 138 and as interpreted by the Derivatives Implementation Group.  Premier has not designated any of its derivatives as qualifying hedge instruments under SFAS 133.  Premier has not subsequently designated any of its derivatives as qualifying hedge instruments under SFAS 133, such that gains and losses related to the fair value adjustment of all derivative instruments are classified in the consolidated statement of income and cash flows in accordance with the earnings treatment of the hedged transaction. A summary of movements in fair value is summarised below.

	2001	2002	Movement
	£m	£m	£m
Fair value adjustment profit / (loss)
Interest rate swaps	(0.5)	(2.8)	(2.3)
Cross currency swaps	5.2	0.6	(4.6)
Foreign exchange contracts	0.8	0.3	(0.5)

Fair value adjustment profit / (loss)	5.5	(1.9)	(7.4)
Less tax at 30%	(1.7)	0.6	2.3

Fair value adjustment profit / (loss) net of tax at 30%	3.8	(1.3)	(5.1)

The movement on the fair value of the interest rate swaps and cross currency swaps has been recognised as interest income as these products are used to hedge future interest payments in pounds sterling and U.S. dollars.  The movement on the fair value of the foreign exchange contracts has been recognised as an adjustment to cost of sales as these contracts are solely used to eliminate currency risk from our raw material purchases.

Premier has also evaluated its existing contracts for “embedded” derivatives, and has considered whether any embedded derivatives would have to be bifurcated, or separated, from the host contracts in accordance with SFAS 133 requirements.  No significant embedded derivatives were noted as a result of this exercise.

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

(f) Stock compensation

During the Year Ended December 31, 2000, Premier Holdings approved a share option scheme, which included in its terms the ability to grant share options to certain employees of Premier.  The options follow a graded vesting schedule, in that a third of the shares granted vest at each fiscal year end following the grant date.  Options can be exercised at any point after vesting, up to 10 years after the grant date.  Premier Holdings has the ability to repurchase the shares at their fair value after the options are exercised.

Share option activity on share options granted to Premier employees for the three years ended December 31, 2000, December 31, 2001 and December 31, 2002 was as follows:

	Number of shares under option
	2000	2001	2002

Outstanding at January 1,	—	5,421,284	2,628,382
Granted	6,030,140	—	5,489,000
Lapsed	(608,856)	(2,792,902)	(1,561,782)

Outstanding at December 31,	5,421,284	2,628,382	6,555,600

Exercisable at December 31,	1,401,191	1,538,192	4,047,267

The weighted average exercise price of all options granted, lapsed and outstanding in 2000, 2001 and 2002 was £1.46.

The weighted-average contractual life of options outstanding at December 31, 2002, was 9.6 years.  Premier Holdings’ management estimates that the grant date fair value of Premier Holdings’ shares did not exceed £1.46.

No compensation cost has been recognised for this scheme under U.K. GAAP as the share options have been granted by Premier Foods (Holdings) Limited. No compensation cost has been recognised for this scheme under U.S. GAAP as the grant date fair value of the options was estimated to be less than or equal to the exercise price.  No options outstanding at December 31, 2002, were subject to future performance criteria.

The stock based compensation expense, net of tax, based on the fair value at the grant dates calculated under the fair value method consistent with the provisions of FAS 123, for all awards would have been £0.2m resulting in a pro forma net income under U.S. GAAP of £13.9m for the Year Ended December 31, 2002.  Because options vest over several years and additional option grants may be made in future years, the above pro forma results may not be representative of the pro forma results for future years.

For purposes of the pro forma disclosure, Premier calculated the fair value of the options using the Black-Scholes model.  The fair value of each option grant was estimated on the date of grant at £0.15 using the minimum value method with the following assumptions for the grants: 0% dividend yield, expected life of three years and a weighted average risk free interest rate of 3.8%.

(g) Other disclosures required by U.S. GAAP

Cash flow information

Under U.K. GAAP, Premier’s cash flow statements are presented in accordance with U.K. Financial Reporting Standard No. 1, as revised (“FRS 1”). These statements present substantially the same information as is required under Statement of Financial Accounting Standards No. 95, in accordance with U.S. GAAP. Differences between the two presentations are outlined below.

Under U.K. GAAP, Premier’s “cash flow” comprises of increases or decreases in “cash”, which comprises cash balances less amounts repayable on demand and overdrafts. Cash flow is defined differently under U.S. GAAP. For purposes of presenting cash flow information in accordance with U.S. GAAP, cash flow represents increases or decreases in “cash and cash equivalents”, which include short-term, highly liquid investments with original maturities of less than 90 days, and exclude overdrafts.

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

A summary of Premier’s operating, investing and financing activities, classified in accordance with U.S. GAAP, follows:

	2000	2001	2002
	£m	£m	£m
Net cash provided by operating activities	30.7	40.1	53.9
Net cash provided by / (used in) investing activities	(24.5)	59.5	(147.9)
Net cash used in financing activities	(37.8)	(98.5)	110.2

Net increase / (decrease) in cash and cash equivalents	(31.6)	1.1	16.2
Cash and cash equivalents under U.S. GAAP, beginning of year	57.8	26.2	27.3

Cash and cash equivalents under U.S. GAAP, end of year	26.2	27.3	43.5

Restructuring costs

For the Year Ended December 31, 2000, a restructuring charge of £2.3m relates to the relocation of Premier’s French biscuits distribution operation, which has been retained following the disposal of Horizon Biscuits.  The restructuring charge covers the redundancy of approximately 25 sales and administration staff, the termination of sales agency contracts and distribution contracts.

For the Year Ended December 31, 2001, the restructuring charge of £12.2m relates to the (i) integration of the administration functions of Premier Brands with those of HL Foods and Chivers Hartley.  The charge includes the redundancy costs of approximately 165 administration staff; (ii) the relocation of the manufacturing facilities of Stratford on Avon Foods Limited to our existing sites at Long Sutton and Bury St Edmunds.  The charge includes the redundancy costs of approximately 130 production and administration staff; and (iii) further costs from the relocation of Premier’s French biscuits distribution operation, which has been retained following the disposal of Horizon Biscuits.  The £1.8m restructuring provision at December 31, 2001, represents the costs still to be incurred in relation to the integration of Premier Brands France, Premier’s French biscuit distribution company, into Materne, Premier’s French preserves and compote manufacturing and selling operation.  The costs comprise anticipated payments arising from the reorganisation of distribution and logistics arrangements.

For the Year Ended December 31, 2002, the restructuring charge of £16.8m principally relates to (i) the restructuring of our manufacturing processes at our Moreton tea factory.  The £3.8m approximate cost, which included the redundancy costs for approximately 84 production staff, were in relation to reductions in manning and changes to shift patterns at our Moreton tea factory; (ii) £3.0 million of costs relating to the relocation of our principal administrative office to St Albans and the closure of our Histon and Hampstead administrative functions.  The charge includes the redundancy costs of approximately 15 administration staff; (iii) £2.4 million of costs relating to the closure of our Nelsons spreads factory in Aintree and the relocation of production to our Histon spreads factory.  The charge includes the redundancy costs of approximately 116 people; (iv) £2.1 million of costs relating to the Nestlé acquisition and the subsequent integration of its administrative functions with those of Premier.  The charge includes the redundancy costs of approximately 45 administration staff.  The review of the Nestlé manufacturing platform was not completed until the first quarter of 2003, therefore, no provision has been made for the costs of this integration at December 31, 2002; (v) £2.1 million of costs relating to the closure of our North Walsham canned foods factory.  The charge includes the redundancy costs of approximately 120 production and administration staff.  This factory was closed in the fourth quarter of 2002 and the production integrated into our canned foods factories at Wisbech and Long Sutton; and (vi) £2.1 million in relation to further restructuring of our French spreads and biscuits distribution operation following the integration of the businesses in 2001.

Customer Base

In 2002, Premier had sales to two customers who represented more than 10% of Premier’s total sales (2001: one, 2000: one).  The customers represented 13% and 11% respectively of Premier’s total sales in 2002 (2001: 12%, 2000 11%).

Lease commitments

The following is a summary of future minimum lease payments:

	Operating Leases	Finance Leases
	£m	£m
Fiscal year ending December 31,
2003	4.0	0.1
2004	3.1	—
2005	2.1	—
2006	1.4	—
2007	1.3	—
Thereafter	4.3	—

Total future minimum lease payments	16.2	0.1
Less amount representing interest		—
Present value of net minimum lease payments		0.1
Less current maturities		(0.1)

Long-term obligation		—

Total rent expense on operating leases was £4.5m (2001: £6.0m, 2000: £8.4m).

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

	2000	2001	2002
Allowance for doubtful receivables	£m	£m	£m

Balance at January 1,	1.0	0.8	1.5
Acquisitions / (disposals)	—	0.2	—
Charged to costs and expenses	0.3	0.6	(0.5)
Deductions	(0.5)	(0.1)	(0.4)

Balance at December 31,	0.8	1.5	0.6

	2000	2001	2002
Inventory obsolescence provision	£m	£m	£m

Balance at January 1,	4.6	5.5	10.0
Charged to costs and expenses	2.6	6.3	(0.5)
Deductions	(1.7)	(1.8)	(2.5)

Balance at December 31,	5.5	10.0	7.0

Advertising expense

Costs associated with advertising are expensed in the year incurred.  Premier incurred £11.2m of advertising expenses during 2002 (2001: £3.9m, 2000: £6.9m).

Excise taxes

Premier was charged and in turn collected £nil (2001: £3.6m, 2000: £102.1m) of excise taxes during 2002.  The decrease in excise taxes charged and in turn collected is due to the sale of FE Barber Limited in January 2001, which was the principal subsidiary of Premier which charged and collected excise taxes.

Long-lived assets analysed by geographical region	Long-lived assets
	2000	2001	2002
	£m	£m	£m
By geographic region:
U.K.	142.2	103.2	120.7
Mainland Europe	12.6	12.8	14.4

	154.8	116.0	135.1

The long-lived assets detailed above are presented under U.S. GAAP accounting standards and exclude the revaluation permitted under U.K. GAAP accounting standards.

Related party transaction

Citadel, a subsidiary of Premier Holdings, provides Premier with insurance services.  Premier paid Citadel insurance premium payments for the years ended December 31, 2002, 2001 and 2000 of £0.7m, £0.5m and £0.6m, respectively.

Pro forma results of operations

The following unaudited pro forma information presents the results of operations, including the effects of acquisition financing, of Premier under U.K. GAAP, giving pro forma effect to the following acquisitions as if they had occurred as of January 1, 2000: (i) SonA; (ii) Lift; (iii) Nelsons; and (iv) Nestlé.

	(unaudited) Year Ended December 31,
	2000	2001	2002
	£m	£m	£m

Net sales	1,191.3	967.6	917.7

Operating profit	91.0	81.7	74.1

Interest charge	(79.2)	(63.0)	(40.3)

Net income / (loss)	(3.1)	(2.4)	11.2

The pro forma results are not necessarily indicative of what actually would have occurred if the SonA acquisition, the Lift instant lemon tea acquisition, the Nelsons acquisition and the Nestlé acquisition had been in effect for the periods presented, nor should they be considered indicative of future results.

Other classification differences

Consolidated profit and loss accounts

Under U.K. GAAP, discontinued operations are recorded when material and separable operations are sold either during the year or by the earlier of the finalisation of the annual accounts or three months subsequent to year end.  Discontinued operations are disclosed separately within the financial statements and related notes thereto and prior year comparative figures are restated to reflect the discontinuance.  Under U.S. GAAP, disposals of businesses that do not constitute separate business segments are not accounted for as discontinued operations, and are recorded and disclosed as asset sales within continuing operations.

Under U.K. GAAP, items classified as exceptional do not meet the definition of “extraordinary” under U.S. GAAP, and accordingly are classified as operating expenses or non-operating expenses as appropriate.

Under U.K. GAAP, shipping and handling costs are included in selling and distribution costs.  Under U.S. GAAP, shipping and handling costs are included in cost of sales. Shipping and handling costs for the years ended December 31 2002, 2001 and 2000 were £38.0m, £36.3m and £39.3m.

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

Recently issued accounting standards

United States

SFAS No. 146

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“FAS 146”). This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred and can be measured at fair value. The provisions of this Statement are effective prospectively for exit or disposal activities initiated after December 31, 2002. Premier does not expect this statement to have a material impact on the financial statements.

FIN 45

In November 2002, the FASB issued Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. The Interpretation expands on the accounting guidance of FAS 5, “Accounting for Contingencies”, FAS 57, “Related Party Disclosures”, and FAS 107, “Disclosures about Fair Value of Financial Instruments”, and incorporates without change the provisions of FIN 34, “Disclosure of Indirect Guarantees of Indebtedness of Others”, an interpretation of FASB Statement No. 5, which is being superseded. FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees, such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. FIN 45 will be effective on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements in this Interpretation are effective for financial statements of periods ending after December 15, 2002.  Premier is currently evaluating the impact of this statement on its results of operations and financial position.

FIN 46

In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). Under that interpretation, certain entities known as “Variable Interest Entities” (VIE) must be consolidated by the “primary beneficiary” of the entity. The primary beneficiary is generally defined as having the majority of the risks and rewards arising from the VIE. For VIE’s in which a significant (but not majority) variable interest is held, certain disclosures are required. The measurement principles of this interpretation will be effective for Premier’s December 31, 2003 financial statements. Premier does not believe it has any variable interest entities and do not expect this statement to have a material impact on the financial statements.