Form 20-F
period 2003-12-31
PREMIER  FOODS PLC
filed 2004-06-30
CIK 1116888

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

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

Yes	No

     Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17	Item 18

Premier Foods plc

FORM 20-F

PART I
Item 1.	Identity of Directors, Senior Management and Advisers
Item 2.	Offer Statistics and Expected Timetable
Item 3.	Key Information
Certain Terminology
Market Share Information
Cautionary Statement Regarding Forward-Looking Statements
	A.	Selected Financial Data
	B.	Capitalization and Indebtedness
	C.	Reasons for the Offer and Use of Proceeds
	D.	Risk Factors
Item 4.	Information on the Company
	A.	History and Development of the Company
	B.	Business Overview
	C.	Organizational Structure
	D.	Property, Plants and Equipment
Item 5.	Operating and Financial Review and Prospects
	A.	Operating Results
	B.	Liquidity and Capital Resources
	C.	Research and Development, Patents and Licenses, Etc.
	D.	Trend Information
	E.	Off-Balance Sheet Arrangements
	F.	Tabular Disclosure of Contractual Obligations
Item 6.	Directors, Senior Management and Employees
	A.	Directors and Senior Management
	B.	Compensation
	C.	Board Practices
	D.	Employees
	E.	Share Ownership
Item 7.	Major Shareholders and Related Party Transactions
	A.	Major Shareholders
	B.	Related Party Transactions
	C.	Interests of Experts and Counsel
Item 8.	Financial Information
	A.	Consolidated Statements and Other Financial Information
	B.	Significant Changes
Item 9.	The Offer and Listing
	A.	Offer and Listing Details
	B.	Plan of Distribution
	C.	Markets
	D.	Selling Shareholders
	E.	Dilution
	F.	Expenses of the Issue

Premier Foods Plc

Item 10.	Additional Information
	A.	Share Capital
	B.	Memorandum and Articles of Association
	C.	Material Contracts
	D.	Exchange Controls
	E.	Taxation
	F.	Dividends and Paying Agents
	G.	Statement by Experts
	H.	Documents on Display
	I.	Subsidiary Information
Item 11.	Quantitative and Qualitative Disclosures About Market Risk
Item 12.	Description of Securities Other than Equity Securities
PART II
Item 13.	Defaults, Dividend Arrearages and Delinquencies
Item 14.	Material Modification to the Rights of Security Holders and Use of Proceeds
Item 15.	Controls and Procedures
Item 16.	[Reserved]
Item 16A.	Audit Committee Financial Expert
Item 16B.	Code of Ethics
Item 16C.	Principal Accountant’s Fees and Services
Item 16D.	Exemptions from Listing Standards for Audit Committees
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers
PART III
Item 17.	Financial Statements
Item 18.	Financial Statements
Item 19.	Exhibits
Ex-4.9
Ex-4.10
EX-4.11
EX-4.12
EX-11.1
EX-12.1
EX-12.2
EX-13.1
EX-13.2

Premier Foods plc

PART I

Item 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.

     Not applicable.

Item 2.OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

Item 3. KEY INFORMATION

CERTAIN TERMINOLOGY

     Unless otherwise indicated, references to “Premier,” the “Group,” “we,” “us,” “our” and “ours” in this annual report are to Premier Foods plc (formerly Premier International Foods plc) and its consolidated subsidiaries. “Annual Report” refers to this annual report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 on Form 20-F. The “Company” refers to Premier Foods plc (formerly Premier International Foods plc) excluding its consolidated subsidiaries. “Premier Holdings” refers to Premier Foods (Holdings) Limited, our immediate parent company (formerly known as Premier Holdings Limited, itself formerly known as Hillsdown Holdings Limited). “Premier Financing” refers to Premier Financing Limited, our wholly owned subsidiary. “Premier Investments” refers to Premier Foods Investments Limited, our U.K. parent company. “Hicks Muse” refers to Hicks, Muse, Tate & Furst Limited and its affiliates. The “Notes” refers to our $200,000,000 12% Senior Notes due 2009 and £75,000,000 12 1/4 Senior Notes due 2009. The “Indenture” refers to the Indenture, dated as of August 10, 1999, between Premier and Bankers Trust Company, as trustee. The “Senior Credit Facility” refers to the bank credit facility we have under the Senior Facilities Agreement with J.P. Morgan plc and Barclays Capital as arrangers, JPMorgan Chase Bank and Barclays Bank plc as underwriters, with J.P. Morgan Europe Limited as agent and security agent. The “Acquisition Facility” refers to the subordinated facility we have under the acquisition facility agreement with J.P. Morgan as arranger, JPMorgan Chase Bank as underwriter and J.P. Morgan Europe Limited as agent and security agent. Unless otherwise indicated herein, references to 2003, 2002 and 2001 refer to the fiscal years ended December 31, 2003, 2002 and 2001, respectively. “U.K.” refers to the United Kingdom of Great Britain and Northern Ireland. “U.K. GAAP” refers to generally accepted accounting principles in the United Kingdom. “US GAAP” refers to generally accepted accounting principles in the United States. The “U.S.” and “United States” refer to the United States of America. “E.U.” refers to the European Union.

MARKET SHARE INFORMATION

     We operate in markets in which it is difficult in certain cases to obtain precise market, economic and industry information. Unless the source or date is otherwise stated, the market, economic and industry data in this document constitute the estimates of the directors of the Company (the “Directors”), using underlying data from ACNielsen, IGD, Information Resources Times & Trends and Mintel, and relates to the year 2003. The accuracy and completeness of such third party information is not guaranteed and we have not independently verified such data.

Premier Foods plc

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     This Annual Report includes statements that are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “intends,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this document and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the market in which we operate.

     By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance. Our actual results of operations, financial condition and liquidity, and the development of the markets in which we operate, may differ materially from those suggested by the forward-looking statements contained in this document. In addition, even if our results of operations, financial condition and liquidity, and the development of the markets in which we operate are consistent with the forward-looking statements contained in this document, those results or developments may not be indicative of results or developments in subsequent periods. Forward-looking statements are based on numerous assumptions regarding our present and future business strategies and the environment in which it will operate in the future, and many of the factors that determine our actual results of operations, financial condition and liquidity and the development of the markets in which we operate are beyond our control. Important factors that could cause these differences include, but are not limited to, those risk factors described in Item 3 “Key Information – Risk Factors” of this Annual Report.

     You are advised to read, in particular, the parts of this document entitled Item 3. “Key Information – Risk Factors,” Item 3. “Key Information – Selected Financial Data,” Item 4. “Information on the Company – Business Overview” and Item 5. “Operating and Financial Review and Prospects” for a more complete discussion of the factors that could affect our future performance and the markets in which we operate. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements in this document may not occur.

     These forward-looking statements are made only as of the date of this document. We undertake no obligation to update publicly or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

A. Selected Financial Data

     We have prepared the following selected historical combined and consolidated financial data as of and for each of the five years in the period ended December 31, 2003. The selected historical consolidated financial data as of December 31, 2002 and December 31, 2003 and for each of the years ended December 31, 2001, December 31, 2002 and December 31, 2003 are derived from our historical consolidated financial statements included elsewhere in this Annual Report. The selected historical consolidated financial data as of December 31, 1999 and December 31, 2000 and for each of the years ended December 31, 1999 and December 31, 2000 are derived from our historical consolidated financial statements not included in this Annual Report.

Premier Foods plc

     The historical consolidated financial statements of Premier have been prepared in accordance with U.K. GAAP, which differs in certain material respects from U.S. GAAP. The principal differences between U.K. GAAP and U.S. GAAP are summarized in Note 24 to our consolidated financial statements included elsewhere in this Annual Report.

     You should read the following information in conjunction with the discussion of our operating results and liquidity and capital resources included in Item 5. “Operating and Financial Review and Prospects – Operating Results” and Item 5. “Operating and Financial Review and Prospects – Liquidity and Capital Resources” and our consolidated financial statements and the related notes thereto included elsewhere in this Annual Report.

Selected Historical Financial Data

	1999(7)(8)	2000	2001	2002	2003	2003(1)
		(millions except for EBITDA margin)
Profit and Loss Data:
Amounts in accordance with U.K. GAAP:
Turnover
Continuing (9)	£854.3	£818.5	£832.5	£865.4	£870.6	$1,556.1
Discontinued	£234.8	£215.1	£4.1	£0.2	—	—

Subtotal	£1,089.1	£1,033.6	£836.6	£865.6	£870.6	$1,556.1
Operating profit	£11.7	£67.6	51.3	60.7	68.6	$122.6
Operating profit (before operating exceptional items) (2)
Continuing (9)	£54.7	£60.1	£64.3	£77.6	£79.4	$141.9
Discontinued	£9.4	£9.1	(£0.8)	(£0.1)	—	—

Subtotal	£64.1	£69.2	£63.5	£77.5	£79.4	$141.9
Retained profit / (loss)	(£32.6)	(£8.6)	(£28.5)	£16.3	£12.2	$21.8
Amounts in accordance with U.S. GAAP:
Net sales	£1,089.1	£1,033.6	£836.6	£865.6	£870.6	$1,556.1
Income / (loss) from operations (3)	(£13.1)	£58.1	£90.4	£60.8	£69.1	$123.5
Net income / (loss)	(£45.5)	(£13.4)	£37.8	£14.1	£14.1	$25.2
Other Financial Data:
Amounts derived under U.K. GAAP:
EBITDA (4)	£87.7	£91.5	£82.1	£103.1	£112.3	$200.7
EBITDA margin (5)	8.1%	8.9%	9.8%	11.9%	12.9%	12.9%
Depreciation and amortization (6)	£23.6	£22.3	£18.6	£26.0	£30.5	$54.5
Capital expenditure (7)	£23.0	£26.5	£20.1	£17.3	£27.3	$48.8
Amounts derived under U.S. GAAP:
EBITDA (4)	£29.7	£87.5	£112.9	£81.3	£95.1	$170.0
EBITDA margin (5)	2.7%	8.5%	13.5%	9.4%	10.9%	10.9%
Depreciation and amortization (6)	£42.8	£29.4	£22.5	£20.5	£26.0	$46.5
Capital expenditure (7)	£23.0	£26.5	£20.1	£17.3	£27.3	$48.8
Balance Sheet Data (at end of period):
Amounts in accordance with U.K. GAAP:
Total assets	£557.2	£516.3	£419.3	£546.5	£615.8	$1,100.7
Net combined assets	N/a	N/a	N/a	N/a	N/a	N/a
Shareholder’s deficit	(£198.6)	(£214.4)	(£167.3)	(£149.8)	(£134.4)	($240.2)
Amounts in accordance with U.S. GAAP:
Total assets	£603.3	£579.0	£484.6	£614.0	£688.0	$1,229.7
Net combined assets	N/a	N/a	N/a	N/a	N/a	N/a
Shareholder’s deficit	(£172.9)	(£187.3)	(£126.8)	(£111.5)	(£94.2)	($168.4)

See accompanying notes on the following pages.

Premier Foods plc

(1)	Amounts have been translated for convenience at the noon buying rate on December 31, 2003 of $1.78742 to £1.00.

(2)	Aggregate U.K. GAAP exceptional items include both operating and non-operating exceptional items. See Note 3 to our consolidated financial statements included elsewhere in this annual report for further information on operating and non-operating exceptional items for each of 2001, 2002 and 2003.

(3)	Income / (loss) from operations in accordance with U.S. GAAP is defined herein as the sum of earnings from all operations, in each case before related net interest expense and taxation expense.

The following table reconciles operating profit in accordance with U.K. GAAP to income from operations in accordance with U.S. GAAP:

	Year Ended December 31,
	2001	2002	2003
		(£ millions)
Operating profit (before operating exceptional items) in accordance with U.K. GAAP	£63.5	£77.5	£79.4
Operating exceptional items as defined under U.K. GAAP	(12.2)	(16.8)	(10.8)
Non-operating exceptional items under U.K. GAAP	(26.2)	(2.0)	2.0
US GAAP adjustments:
Pension costs	5.2	0.1	(3.0)
Amortization of goodwill	(5.9)	3.1	5.6
Derivative financial instruments	0.9	(0.5)	(3.0)
Adjustments to U.K. GAAP loss on sale of discontinued operations	65.1	—	—
Amortization of intangible assets	—	(0.6)	(1.1)

Income from operations in accordance with U.S. GAAP	£90.4	£60.8	£69.1

(4)	We are required under the terms of the Indenture to provide, to the trustee and the holders of the Notes, all quarterly financial statements that would be required by Form 10-Q in U.K. GAAP with a reconciliation to U.S. GAAP of EBITDA calculated from amounts determined under U.S. GAAP, total assets, total debt and shareholders’ equity. We have, therefore, included EBITDA calculated from amounts determined under U.S. GAAP in our selected financial information. In addition, our banking covenants under the Senior Credit Facility require ratios of total net interest and total net debt to EBITDA. We have, therefore, included EBITDA calculated from amounts determined under U.K. GAAP in our selected financial information. Further, we believe that the investor community commonly uses EBITDA, calculated in the manner defined below, as a measure of the operating performance and cash generation of businesses.

As presented herein, EBITDA calculated from amounts determined under U.K. GAAP represents operating profit before both operating and non-operating exceptional items and depreciation and amortization of intangible assets and pension prepayments and any other non-cash income and non-cash charges. This definition is in accordance with the definition of EBITDA in our Senior Credit Facility.

EBITDA, calculated from amounts determined under U.S. GAAP, represents the sum of earnings from all operations, in each case before related net interest expense, taxation expense, depreciation and amortization of intangible assets.

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

The following table reconciles operating profit presented under U.K. GAAP to EBITDA before exceptional items, calculated from amounts determined under U.K. GAAP and to net cash inflow from operating activities presented under U.K. GAAP:

	Year Ended December 31,
	2001	2002	2003
		( £ millions)
Operating profit before operating exceptional items presented under U.K. GAAP	£63.5	£77.5	£79.4
Depreciation of fixed assets charged to operating profit	16.1	18.8	23.4
Amortization of goodwill	0.4	3.1	5.6
Amortization of intangible fixed assets	0.1	1.1	1.5
Amortization of pension prepayment	2.0	2.6	2.4

EBITDA before exceptional items calculated from amounts determined under U.K. GAAP	£82.1	£103.1	£112.3
Exceptional cash outflows	(13.5)	(13.2)	(10.9)
Working capital movements	13.1	8.9	11.3

Net cash inflow from operating activities	£81.7	£98.8	£112.7

Premier Foods plc

The following table reconciles income from operations presented under U.S. GAAP to EBITDA calculated from amounts determined under U.S. GAAP and to net cash inflow provided by operating activities under U.S. GAAP:

	Year Ended December 31,
	2001	2002	2003
	(£ millions)
Income from operations presented under U.S. GAAP	£90.4	£60.8	£69.1
Depreciation of fixed assets charged to operating profit	16.1	18.8	23.4
Amortization of goodwill	6.3	—	—
Amortization of intangible assets	0.1	1.7	2.6

EBITDA calculated from amounts determined under U.S. GAAP	£112.9	£81.3	£95.1
Non-cash movements
Restructuring charges	38.4	18.8	8.8
Pension charge	(3.2)	2.5	5.4
Derivative financial instruments	(0.9)	0.5	3.0
Sale of discontinued businesses	(65.1)	—	—
Cash movements
Working capital movements	10.7	11.3	18.4
Interest received	4.5	3.9	4.9
Interest paid	(44.6)	(47.5)	(47.9)
Taxation	(1.5)	(1.3)	(0.1)
Payments in respect of restructuring charges	(13.5)	(13.2)	(10.9)

Net cash inflow provided by operating activities under U.S. GAAP	£37.7	£56.3	£76.7

The following table reconciles EBITDA before exceptional items calculated from amounts determined under U.K. GAAP to EBITDA calculated from amounts determined under U.S. GAAP:

	Year Ended December 31,
	2001	2002	2003
	( £ millions)
EBITDA before exceptional items calculated from amounts determined under U.K. GAAP	£82.1	£103.1	£112.3
US GAAP adjustments:
Derivative financial instruments	0.9	(0.5)	(3.0)
Operating exceptional items as defined under U.K. GAAP	(12.2)	(16.8)	(10.8)
Non-operating exceptional items as defined under U.K. GAAP	(26.2)	(2.0)	2.0
Sale of discontinued businesses	65.1	—	—
Pension costs	3.2	(2.5)	(5.4)

EBITDA calculated from amounts determined under U.S. GAAP	£112.9	£81.3	£95.1

(5)	As presented herein, EBITDA margin calculated from amounts determined under U.K. GAAP represents, for U.K. GAAP presentation purposes, EBITDA divided by sales. EBITDA margin calculated from amounts determined under U.S. GAAP for U.S. GAAP presentation purposes represents EBITDA divided by turnover. EBITDA margin is not a measure of operating performance calculated in accordance with U.S. GAAP or U.K. GAAP, and should not be considered as a substitute for operating income, profit after taxes or cash flows from operating activities, as determined by U.S. GAAP or U.K. GAAP, or as a measure of profitability or liquidity. EBITDA margin does not necessarily indicate whether cash flow will be sufficient or available for cash requirements. EBITDA margin may not be indicative of the historical operating results of Premier and is not meant to be a prediction of potential future results. Because all companies do not calculate EBITDA margin identically, the presentation of EBITDA margin contained herein may not be comparable to similarly entitled measures of other companies.

(6)	Under U.K. GAAP, depreciation and amortization consists of (i) depreciation of tangible fixed assets, (ii) amortization of intangible assets and goodwill, and (iii) amortization of pension prepayment. Under U.S. GAAP, depreciation and amortization consists of (i) depreciation of tangible fixed assets, and (ii) amortization of intangible assets.

(7)	Capital expenditure comprises the cash expenditure for the purchase of tangible fixed assets, together with capital lease funds applied to capital expenditure.

(8)	The historical financial data for 1999 have not been restated for the impact of FRS 19 “Deferred Tax”.

(9)	The historical data for 2001, 2002 and 2003 have been reclassified for the impact of identifying certain promotional expenditures that are more appropriately classified as a reduction of “sales” rather than “selling and distribution costs”. The historical data for 1999 and 2000 have not been reclassified.

Premier Foods plc

Exchange Rates

     In this Annual Report, unless otherwise specified or the context otherwise requires, all references to “pound(s) sterling” or “£” are to the lawful currency of the United Kingdom, all references to “US dollar(s)” or “$” are to the lawful currency of the United States. We make no representation that any amount translated in this Annual Report could have been or could be converted at any of the rates indicated below.

     Solely for your convenience, we have translated certain financial information in this Annual Report from pounds sterling to dollars at the rate of £1.00=$1.78742, the noon buying rate in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2003 (the “noon buying rate”).

     The following table sets forth, for the periods indicated, certain information concerning the noon buying rate of the Federal Reserve Bank of New York for pounds sterling expressed in dollars per £1.00.

Year Ended December 31,	Period End(1)	Average % Rate(2)	High	Low
1999	1.6150	1.6171	1.6765	1.5515
2000	1.4938	1.5163	1.6569	1.3945
2001	1.4543	1.4396	1.5045	1.3730
2002	1.6095	1.5873	1.6095	1.4074
2003	1.7842	1.6350	1.7842	1.5500

(1)	Represents the noon buying rate on the last business day of the period.

(2)	The average of the exchange rates on the last business day of each full month during the relevant period.

     The following table sets forth, for the periods indicated, the high and low noon buying rates for dollars to pounds sterling.

Month and Year	High	Low
December 2003	1.7842	1.7200
January 2004	1.8511	1.7902
February 2004	1.9045	1.8182
March 2004	1.8680	1.7943
April 2004	1.8564	1.7674
May 2004	1.8369	1.7544
June 2004 (through June 28)	1.8486	1.8041

     For a discussion of the impact of exchange rate fluctuations on our operating results, see Item 11. “Quantitative and Qualitative Disclosures About Market Risk.”

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

Premier Foods plc

We operate in highly competitive markets. Our failure to compete effectively could adversely affect our results of operations.

     Competition between manufacturers in the grocery business is intense. The market is served by a number of well-established companies that operate on both a national and international basis within single or multiple product categories. We face competition at a category level from these companies with regard to both branded and retailer brand products. Our competitors have varying abilities to withstand changes in market conditions. Some of our competitors are large corporations with greater financial resources than we have. Our ability to compete effectively will require us to be successful in the sales and marketing of our existing products, new product development and innovation and cost rationalization. Furthermore, we cannot predict the pricing or promotional actions of our competitors or their effect on our ability to market and sell our products. To ensure our products remain competitive we may be required to reduce our prices as a result of price reductions or promotional sales undertaken by our competitors and this could adversely affect our results of operations.

Our ability to compete in the retail food industry could be adversely affected if the concentration and buying power of grocery retailers increases, and this could adversely affect our results of operations.

     In recent years the major multiple retailers have increased their share of the U.K. grocery market. Based on the value of total U.K. grocery sales for the 13 weeks ended January 5, 2003, the top five multiple retailers held an 81% share of total U.K. grocery sales, after adjusting for Morrisons’ acquisition of Safeway. In addition, following Wal-Mart’s entry into the U.K. market through its 1999 acquisition of Asda, and Morrisons’ acquisition of Safeway in 2004, price competition between the major multiple retailers has intensified. This price competition has led the major multiple retailers to seek lower prices from their suppliers. In 2003, the U.K. Competition Commission reviewed the offers for Safeway by Morrisons, Tesco, Sainsbury’s and Asda and referred to the advantageous position of the major multiple retailers in relation to their suppliers by concluding, among other matters, that the “acquisition of Safeway by any of Asda, Morrisons, Sainsbury’s or Tesco may be expected to aggravate further the imbalance in the respective bargaining positions of that party and its suppliers.” The strength of the major multiple retailers’ bargaining position gives them significant leverage over their suppliers in dictating pricing, product specification and the level of supplier participation in promotional campaigns and offers such as “Everyday Low Price” and “Buy One/Get One Free.” Our results of operations could be adversely affected if we are required to reduce our prices, alter the specifications of our retailer brand products or increase our promotional costs as a consequence of an increase in the strength of the major multiple retailers’ bargaining position.

     In addition, several of the major multiple retailers are seeking to increase their presence in the convenience store sector through both organic growth and acquisitions. In December 2002, Tesco acquired the T&S chain of convenience stores and, in January 2004, acquired the Adminstore chain. In February 2004, Sainsbury’s announced the acquisition of the Bells chain of stores. Such acquisitions may further increase the buying and negotiating power of the major multiple retailers and this may adversely affect our results of operations.

Given our dependence on raw materials, an inability to pass price increases of raw materials on to our customers or to source raw materials of an acceptable type or quality could adversely affect our results of operations.

     We purchase the raw materials used in our products from numerous suppliers. The prices of many of these raw materials are affected by, among other things, the agricultural policies of the U.K. government and of the European Union. A portion of the raw materials we use are traded as commodity products, the prices of which are subject to a number of factors that are not in our control, such as quality, availability and demand. In addition, severe weather conditions, such as floods, droughts or frosts, or political instability, may affect the supply and price of one or more of our raw materials. If the supply of any of our raw materials is constrained for any reason, we may not be able to obtain sufficient supplies, or supplies of a suitable quality, from other sources.

     Movement in the price levels of our raw materials has in the past had and may in the future have a corresponding impact on finished product costs. Our ability to pass through increases in the cost of raw materials to our customers depends upon competitive conditions and pricing methods employed in the markets in which we operate, and the failure to pass through price increases may adversely affect our results of operations.

Changes in consumer preferences may adversely affect our results of operations.

     There are a number of trends in consumer preferences which may impact on both us and our industry as a whole. These include, among others, dietary concerns and fashions and an increasing preference for fresh

Premier Foods plc

and chilled foods, ready prepared foods and organic foods. In addition, concerns as to the nutritional value of certain foods may increasingly result in food manufacturers being encouraged to produce products with reduced levels of salt, sugar and fat and to eliminate trans-fatty acids from the ingredients used. These trends may reduce demand for certain of our products and providing or developing modified or alternative products may increase our costs and either or both of these factors may adversely affect our results of operations.

We are subject to extensive U.K. and E.U. legislation and regulation.

     As a manufacturer of products intended for human consumption we are subject to extensive regulation. We are subject to legislation and regulations in the United Kingdom and the European Union with respect to the product composition, manufacturing, storage, handling, packaging, labeling, advertising and safety of our products, the health, safety and working conditions of our employees, pensions, and our competitive and marketplace conduct. Our operations and properties, past and present, are also subject to a wide variety of U.K., Dutch, E.U. and local laws and regulations governing air emissions, waste water discharge, noise levels, energy efficiency, and the presence, use, storage, handling, generation, treatment, emission, release, discharge and disposal of hazardous materials, substances and wastes and the remediation of contamination to the environment. Modifications to existing legislation and/or regulation and the introduction of new legislative and regulatory initiatives may affect our operations and the conduct of our businesses, and the cost of complying with such modified and/or new legislation or regulation or the effects of such modified and/or new legislation or regulation may have an adverse effect on our results of operations.

Certain of our branded products are produced under agreements or licenses which will expire and may not be renewable on terms acceptable to us. The reputation of our licensed brands may be adversely affected if the reputation of our licensors is damaged.

     Some of our branded products are produced and sold under agreements with, or licenses from, third parties, including the Cadbury brand of cocoa-based beverages, the HP brand of convenience foods, the Loyd Grossman brand of sauces, dressings and soups and the Rowntree’s brand of jelly. The agreements and licenses under which we produce certain of our branded products will expire and may not be renewable on terms acceptable to us. The failure to renew one or more of our agreements or licenses could have an adverse effect on our results of operations.

     Our Loyd Grossman license is not due to expire until 2011 and our Rowntree’s license until 2012. In addition, although the HP license is due to expire in 2006, we produce similar products under the Crosse & Blackwell brand. If the HP license was not to be renewed in 2006, we believe we would be able to transfer the majority of our offering under the HP brand to the Crosse & Blackwell brand. However, if HP offers the same products or licenses to some other party to produce the same products, this may have an adverse impact on the sales of the products transferred to the Crosse & Blackwell brand.

     Our agreement to manufacture and distribute Cadbury cocoa-based beverages expires in May 2006. Cadbury cocoa-based beverages contributed approximately £45.0 million of our sales in 2003. This agreement is automatically renewable in 2006 unless Cadbury Limited gives notice that it will not renew this agreement on or before one year prior to the expiration of the initial term of the agreement. Cadbury Limited have not served formal notice on us regarding nonrenewal of the agreement, although in a letter dated April 30, 2003, Cadbury Schweppes plc expressed its intention not to renew the agreement beyond 2006. Nonrenewal of this agreement, or renewal of the agreement on different terms, will have an adverse effect on our results of operations.

     The reputation of our licensed brands may be adversely affected if the reputation of our licensors is damaged, either by the actions of a licensor or by other factors outside our control, and this may adversely affect our results of operations.

     For further information regarding the Cadbury agreement and the Loyd Grossman, HP and Rowntree’s licenses, see Item 4.B. “Information on the Company — Business Overview — Intellectual Property.”

Our results of operations are subject to variations in the weather.

     Sales of certain of our ambient grocery products may decline in periods of unseasonably warm weather. In particular, the market for hot beverage products and certain of our other products was adversely affected in 2003 as a result of the unusually hot summer in the United Kingdom. However, sales of certain of our products, such as pickles, may increase during warm weather and this may partially offset the negative effect that such weather may have on other parts of our business.

Premier Foods plc

We are exposed to currency exchange risks.

     Although 83% of our business is conducted in the United Kingdom, we have operations in France and the Netherlands. We source raw materials from countries around the world and export our products to various countries. Therefore, our financial position and results of operations are subject to currency transaction risk. Our operating subsidiaries incur currency transaction risk whenever they enter into either a purchase or sale transaction using a currency other than pounds sterling. We enter into forward currency contracts to hedge partially against our exposure to foreign currency exchange rate fluctuations in the purchase of raw materials and in our export business. This hedging reduces our exposure to short-term volatility in exchange rates. However, sustained movement in exchange rates will increase or decrease the sterling value of our foreign currency-denominated purchases and sales, and we cannot guarantee that exchange rate fluctuations will not have an adverse effect on our results of operations.

     With respect to currency translation risk, the financial condition and results of operations of our non-UK businesses are measured and recorded in the relevant domestic currency of the jurisdiction in which the business is located and then translated into pounds sterling for inclusion in our consolidated financial statements. The exchange rate remained comparatively stable during 2000, 2001 and most of 2002. However, since September 2002, sterling has depreciated against the euro from €1.59 to €1.49 at June 29, 2004. (Closing rate June 29, 2004 as reported in the Financial Times). If this depreciation is sustained it will have a positive impact on our sales and operating profits as reported in pounds sterling in subsequent periods.

     Approximately 16% of the revenues of our continuing businesses in 2003 were denominated in currencies other than pounds sterling. In addition, a portion of our expenses was denominated in currencies other than pounds sterling. Our financial condition and results of operations, reported in pounds sterling, may therefore be affected by fluctuations in the value of the local currencies in which we transact business. Furthermore, many of our raw materials are obtained from sources outside the United Kingdom and therefore such costs are incurred in currencies other than the pound sterling. While we engage in foreign exchange hedging transactions, we cannot assure you that exchange rate fluctuations will not have a material adverse effect on our own financial position.

     The final stage of the European Economic and Monetary Union (“Stage III”) began on January 1, 1999 in 11 E.U. Member States. The 11 participating countries adopted fixed conversion rates between their existing currencies and the euro, the currency that has been adopted as their common legal currency, and then on January 1, 2002 converted their legacy currencies into the euro at the fixed conversion rates. Euro notes and coins were introduced on January 1, 2002, and the legacy currencies ceased to be legal tender by February 28, 2002. The United Kingdom is not currently a Stage III participant, although the U.K. government has stated that the United Kingdom might join the single currency at a later date. If the United Kingdom adopts the euro, the euro will replace the pound sterling as the United Kingdom’s legal currency and sterling-denominated Notes will be effectively redenominated into euro.

     France and Holland participated in Stage III, and have converted their legacy currencies into the euro. The value of our revenues and assets denominated in euro will therefore decline relative to revenues and assets that are denominated in other currencies, such as the pound sterling or the dollar, if the value of the euro declines.

Our substantial leverage could adversely affect our financial well-being.

     As of December 31, 2003 we had total debt net of cash of £513.0 million. We anticipate that we will continue to maintain considerable debt for the foreseeable future. Our substantial leverage poses the risk that a significant portion of our cash flow from our operations will have to be dedicated to servicing our debt; that we may have a much higher level of debt than certain of our competitors, which may make it difficult for us to pursue our business strategy; and that our debt level may limit our ability to react to changing market conditions, changes in our business and the industry in which we operate.

     Our debt agreements, which include the Notes, contain significant restrictions limiting our flexibility in operating our business. Various covenants contained in our debt agreements limit or may limit our ability to pay dividends or make other distributions to our shareholders; use assets as security in other transactions; make certain asset dispositions; make investments; and enter into transactions with affiliates other than on arm’s-length terms.

Our ability to generate the cash needed to service our debt depends on certain factors beyond our control.

     The future success of our operations will in large part dictate our ability to make scheduled payments on, and satisfy, our debt obligations, including the Senior Credit Facility. Our future operating performance will

Premier Foods plc

be affected by general economic, competitive, market, business and other conditions, many of which are beyond our control. To the extent we are not able to fund any principal or interest payments when due from cash flow from operations or our existing facilities, we may be required to refinance this debt pursuant to credit facilities and/or the issue of new debt and equity securities in the capital markets. Any failure to raise the additional funds necessary to achieve this would result in a default under the relevant debt obligation. We may not be able to refinance any of our debt, obtain additional financing or sell assets on commercially reasonable terms or at all.

Our past and present operations may prove harmful to the environment and any related environmental costs could have an adverse effect on our results of operations.

     Our past and present business operations and ownership and operation of property are subject to a broad range of environmental laws and regulations in the jurisdictions in which we operate. These laws and regulations impose increasingly stringent environmental protection standards on us and affect, among other things, air emissions, waste water discharges, the use and handling of hazardous materials, noise levels, waste disposal practices and environmental clean-up. As a result, we may be exposed to substantial environmental costs and liabilities, including liabilities associated with divested assets and past activities. In addition, future developments such as changes in laws or environmental conditions may increase environmental costs and liabilities and could have an adverse effect on our results of operations.

Material acquisitions made by us may have an adverse effect on our results of operations.

     We have made several acquisitions in recent years and follow a strategy of focusing on branded acquisitions. Any future material acquisition may significantly affect our results of operations. Furthermore, any new acquisitions will require the attention of our management and may require the diversion of other resources. We cannot assure you that we will be able to manage future acquisitions profitably, or to integrate such acquisitions successfully, without substantial costs, delays or other problems. In addition, we cannot assure you that any companies acquired will achieve levels of profitability that will justify the investment we make in them. Our ability to pursue our strategy and expand our business in the future may be affected if we are unable to identify and consummate acquisitions and integrate our acquisitions successfully.

The loss of key senior personnel could adversely impact our results of operations.

     Our performance depends significantly on the efforts and expertise of our key senior personnel. The unexpected loss of the services of one or more of these individuals could have an adverse effect on our operating results. There can be no assurance that we will rapidly be able to replace key senior personnel if necessary in the future.

Product quality and safety issues may result in damage to the reputation of our brands and the termination of agreements or licenses to operate one or more of our brands and may affect our relationship with our customers.

     Our products are subject to a number of supply and manufacturing processes. A failure to control the quality of these processes, or the occurrence of some other, perhaps external, event (for example, a third-party contamination or tampering incident), may result in the need to take remedial action (such as issuing warnings or withdrawing one or more of our product batches). This may harm our relationships both with end consumers of our goods and with our customers and may, where the product is branded, damage the reputation of the relevant brand. If the brand is manufactured under agreement or license, such a quality control failure may result in the termination of that agreement or license. Any of these circumstances may have an adverse effect on our results of operations.

Certain of our intellectual property rights could be challenged or lapse.

     Our principal trademarks are registered in the United Kingdom, and we have trademark registrations for various products in more than 100 countries. While we intend to enforce our trademark and licensing rights against infringement by third parties, our actions to establish and protect our trademark and license rights may not be adequate to prevent imitation of our products by others or to prevent others from seeking to block sales of our products which in their opinion violate their trademarks and proprietary rights. If a competitor were to infringe on trademarks or licenses held by us, enforcing our rights would probably be costly and could potentially divert funds and resources that could otherwise be used to operate our business. We may not be successful in enforcing our intellectual property rights and this may adversely affect our results of operations.

Premier Foods plc

Our pension expenses are based on actuarial assumptions and may prove more costly than currently anticipated, the market value of our pension assets could decline and our change to preparing our consolidated financial statements in accordance with IFRS could affect our pension costs.

     In May 2004, our two U.K. occupational pensions schemes, together with the Hillsdown Foods Group pension scheme, were merged to form the Premier Foods Pension Scheme (the “PF Scheme”). The PF Scheme provides benefits on a defined (final salary) basis. Contribution levels to the PF Scheme are determined by the Group with the agreement of the trustees, acting on the advice of the scheme actuary. Various assumptions, which attempt to anticipate future events are used by the scheme actuary in calculating the expense and liabilities related to the PF Scheme. Actual experience may differ from the actuarial assumptions used by the scheme actuary due to the interaction of, among other things, changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life expectancy. As at December 31, 2003, under FRS 17 and based on the actuarial assumptions, the aggregate market value of the assets in our two predecessor U.K. defined benefit (final salary) pension schemes was £197.3 million and our pension liabilities were assessed at £205.9 million resulting in an estimated combined net deficit under FRS 17 of £8.6 million, which after deferred tax assets results in a net deficit of £6.0 million. For a discussion of the assumptions used to calculate this deficit, see Note 6 to the consolidated financial statements included elsewhere in this Annual Report. In May 2004, we made a one-off £10.0 million cash contribution to the PF Scheme. We also intend to make ongoing cash contributions annually (over and above usual contributions to meet the cost of future accrual) over an appropriate period to reduce the deficit in the PF Scheme. If there is a significant adverse change in the market value of our pension assets this deficit may increase and we may need to increase our pension contributions, both of which could have an adverse impact on our financial condition and results of operations.

     In accordance with European Union regulation, we expect to prepare our consolidated financial statements for the financial year ending December 31, 2005 and thereafter in accordance with International Financial Reporting Standards (“IFRS”), rather than current U.K. GAAP and this change may also affect our pension costs.

The operation of our business is influenced by Hicks Muse, and the interests of Hicks Muse may conflict with the noteholders’ interests.

     Hicks Muse controls approximately 93.6% of the total shares issued by HMTF Premier Limited. The remaining 6.4% of HMTF Premier Limited is controlled by a group of third-party co-investors. HMTF Premier Limited, a limited company incorporated in the Cayman Islands, is the indirect beneficial owner of 100% of the ordinary shares of Premier Investments, which indirectly owns 100% of the shares of Premier. Accordingly, Hicks Muse has a great deal of influence over our management policies and the power to control all matters submitted to a vote of our shareholders. In the event that circumstances arise in which the interests of Hicks Muse conflict with your interests as the holders of the Notes, you could be disadvantaged by the actions that Hicks Muse may seek to pursue.

Premier Foods plc

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

     Since its acquisition by affiliates of Hicks Muse in 1999, the Group has executed a substantial operational restructuring and acquisition program designed to reduce costs, integrate existing parts of the business and refocus the Group as a leading supplier of branded and retailer brand ambient grocery products in the United Kingdom.

     The initial phase of this restructuring program consisted primarily of an integration and cost reduction exercise involving the establishment of a single management structure for the whole of the business, plant rationalizations, headcount reductions and the integration of various administrative functions. In January 2001 we sold The Horizon Biscuits Company Limited, our biscuits operations, to Eubisco Limited (now Burton’s Food Group Limited), a company controlled by affiliates of Hicks Muse, which wished to consolidate their biscuit businesses, and in February 2001 we sold F E Barber Limited, our wines and spirits subsidiary. In addition, since 2001 we have exited from two other small, non-core businesses. This phase of the restructuring program was largely completed by the middle of 2001.

     In 2001 we made three small acquisitions of businesses which added to our principal product segments, enhanced our category scale and led to synergistic cost reductions:

• In April 2001, we acquired the convenience foods, pickles and sauces business of Stratford-upon-Avon Foods Limited (“SonA”) for £12.9 million.

• In September 2001, we acquired the “Lift” instant lemon tea business from Northern Foods for £8.3 million.

• In October 2001, we acquired the business of Nelsons of Aintree Limited (“Nelsons”), a manufacturer of sweet preserves, from ABF for £7.5 million.

     All of the acquisitions that we made in 2001 have been integrated into our existing operations.

     Since 2001, our senior management team has been significantly strengthened. Robert Schofield joined the Group in June 2001 and was appointed as Chief Executive in January 2002. Prior to joining Premier, Mr. Schofield served as Managing Director for United Biscuits UK, where he directed both the McVities and KP Foods businesses. Paul Thomas was appointed as the Group’s Finance Director in June 2002. Prior to joining Premier, Mr. Thomas was the Finance Director of Coors Brewers (formerly Bass Brewers). In addition, external candidates, each with significant branded product experience, were appointed to our operational board in the positions of Marketing Director, Commercial Director (since appointed Managing Director of MBM, our potato packaging and marketing businesses) and Operations Director and an internal candidate was appointed as Sales Director. The next tier of senior management was also strengthened in a number of key areas. For more information on our management, see Item 6. “Directors, Senior Management and Employees – Directors and Senior Management.”

     Following the execution of our initial restructuring program and the changes to our management team, we have driven the profitable growth of our business through developing our branded portfolio, growing our relationships with our customers, creating brands with critical mass to improve the efficiency of our marketing spend and continuing to rationalize the cost base of the business.

Premier Foods plc

As part of this strategy, we have made two acquisitions of complementary brands and certain associated manufacturing assets:

•	In May 2002, we acquired the ambient foods business in the United Kingdom of Nestlé SA (“Nestlé”) for a net consideration of £132.2 million. The acquired business added six category leading brands to our existing brand portfolio, enhancing our offering in the pickles, sweet spreads and ambient dessert categories.

•	In December 2003, we acquired the ambient desserts business in the United Kingdom and the Republic of Ireland of Unilever Bestfoods U.K. Limited (“Ambrosia”) for a net consideration of £106.3 million. The acquired business added the category-leading Ambrosia custard and milk puddings brand to our offering and strengthened our ambient desserts product portfolio.

     The administrative functions of Nestlé were integrated into our existing business by December 31, 2002. Following a review of our manufacturing network, we closed our facility in Hadfield in the first quarter of 2004 and its operations were integrated into our existing spreads and desserts factory in Histon and our pickles operation in Bury St. Edmunds. The integration of Ambrosia was completed by the end of the first quarter of 2004 and the business has been absorbed into our existing operations.

     In early 2004, we commenced a restructuring program at MBM, our potato packing and marketing business, to enhance MBM’s integration with Premier’s grocery business, thereby enabling MBM to benefit from Premier’s scale, and enabling Premier to utilize MBM’s vegetable procurement expertise.

     In the first half of 2004, following consultation with the workforce, we announced plans to close our Edinburgh facility and transfer production to our Moreton facility. This transfer is expected to be completed by December 2004.

     We are currently in negotiations to sell Materne Boin S.A.S. which operates our spreads and desserts business in France (“Materne”) to funds advised by Hicks Muse, affiliates of which are controlling parties of Premier. Materne had sales of £96.8 million for the year ended December 31, 2003.

     In summary, since 1999 the Group has been transformed from a disparate group of food manufacturing companies within the Hillsdown Holdings plc conglomerate to a focused manufacturer and marketer of food products directed by an experienced management team with a well-defined strategy.

     For information regarding acquisitions and dispositions of our material assets and our principal capital expenditures and divestitures, see Item 5.A. “Operating Results” and Item 5.B. “Liquidity and Capital Resources.”

     Our registered office is located at 28 The Green, Kings Norton, Birmingham, B38 8SD, United Kingdom and our telephone number is +44 121 458 2403. Our principal executive office is located at Premier House, Centrium Business Park, Griffiths Way, St. Albans, Hertfordshire, AL1 2RE, United Kingdom and our telephone number is +44 1727 815 850. We have appointed CT Corporation System, 111 Eighth Avenue, New York, New York 10011, as our agent to receive service of process.

B.	Business Overview

Overview

     We are a leading U.K. manufacturer and marketer of shelf-stable or “ambient” grocery products and one of the largest suppliers of grocery products in the United Kingdom. We manufacture and market grocery products for the retail grocery and out-of-home markets in three principal product segments:

•	convenience foods, pickles and sauces;

•	tea and beverages; and

•	spreads and desserts.

     We also operate a potato packing and marketing business in the United Kingdom, supplying the retail grocery, out-of-home and food manufacturing markets.

     Our branded products include Ambrosia custard and milk puddings, Branston pickles, Typhoo tea, Hartley’s preserves, Gale’s honey and lemon curd, Crosse & Blackwell convenience foods, Sun-Pat peanut butter, Sarsons vinegar, Haywards pickles, Smash instant mashed potato, Marvel powdered milk creamer and Waistline salad dressings, soups and cooking sauces. In addition, we produce Cadbury cocoa-based beverages, HP canned foods, Rowntree’s jelly and Loyd Grossman cooking sauces, soups and salad dressings under

Premier Foods plc

agreement or license. We also produce a range of retailer brand products, principally for the major multiple retailers.

     Our broad portfolio of market-leading branded products, and our retailer brand products, together provide us with stable sales and cash flow and give us a platform for organic growth in our branded products by means of product innovation and product line extension. As one of the largest suppliers of ambient grocery products in the United Kingdom, we have established relationships with our principal customers, the major multiple retailers, and we are able to realize economies of scale in sourcing of raw materials, manufacturing, distribution and marketing.

Recent Developments

     The administrative functions of Nestlé were integrated into our existing business by December 31, 2002. Following a review of our manufacturing network, we closed our facility in Hadfield in the first quarter of 2004 and its operations were integrated into our existing spreads and desserts factory in Histon and our pickles operation in Bury St. Edmunds.

     In December 2003, we acquired Ambrosia for a net consideration of £106.3 million. The acquired business added the category-leading Ambrosia custard and milk puddings brand to our offering and strengthened our ambient desserts product portfolio. The integration of Ambrosia was completed by the end of the first quarter of 2004 and the business has been absorbed into our existing operations.

     In early 2004, we commenced a restructuring programme at MBM, our potato packing and marketing business, to enhance MBM’s integration with our grocery business, thereby enabling MBM to benefit from Premier’s scale, and enabling Premier to utilize MBM’s vegetable procurement expertise.

     In the first half of 2004, following consultation with the workforce, we announced plans to close our Edinburgh facility and transfer production to our Moreton facility. This transfer is expected to be completed by December 2004.

     We are currently in negotiations to sell our Materne spreads and desserts business in France to funds advised by Hicks Muse affiliates of which are controlling parties of Premier. Materne had sales of £96.8 million for the year ended December 31, 2003.

     On June 23, 2004, we announced that we expect to redeem the Notes, on or after their first call date, September 1, 2004. Despite this expectation, we cannot assure you that such redemption will occur as planned.

     In summary, since 1999 the Group has been transformed from a disparate group of food manufacturing companies within the Hillsdown Holdings plc conglomerate to a focused manufacturer and marketer of food products. We believe that the Group now has a strong and efficient business directed by an experienced management team with a clear and established strategy.

Industry

Product Overview

     The U.K. food grocery market had sales of £49.2 billion in the retail market channel in 2003. The market comprises three principal categories, differentiated by storage conditions: ambient; chilled and frozen. In addition, there are four specialist categories of beer, wine and spirits; fresh produce; fresh meat and fish; and bakery. Each of the categories has different growth characteristics influenced by consumer preferences and trends, product and packaging innovation, product quality and price.

     The ambient category, with retail sales of £14.0 billion in 2003, is the largest category, and can be further segmented into sectors such as soft drinks, confectionery, tea and coffee, canned foods, breakfast cereals and sauces and pickles. These sectors show varying rates of growth, reflecting the shift in consumer preferences towards convenience, healthy eating and indulgence, resulting in 3.7% annual growth in retail sales value in 2003 for the whole of the ambient category. Retailer brand participation in the category is relatively low, at 27% of retail sales value in 2003.

     The chilled category, with retail sales of £11.7 billion in 2003, is the second largest category. The chilled category includes sectors such as dairy, ready meals and cooked and preserved meats and pre-prepared salads. It is one of the fastest-growing food categories, with 6.8% annual growth in retail sales value in 2003, principally driven by its convenience element and consumers’ perception of quality. The chilled category requires high levels of capital investment. Retailer brands have the highest participation among food categories, representing 56% of retail sales value in 2003.

Premier Foods plc

     The frozen food category, with retail sales of £4.0 billion in 2003, is affected by the growing consumer preference towards chilled foods. In most frozen sectors where a chilled alternative exists, there has been a year- on-year decline in retail sales value. Growth in the frozen category has principally stemmed from the ice cream and frozen dessert sectors; however, the category exhibited an overall decline in retail sales value of 1% in 2003. Retailer brand participation in the frozen food category is relatively strong, representing 44% of retail sales value in 2003.

     The specialist categories of beer, wine and spirits; fresh produce; fresh meat and fish; and bakery have distinctly different growth characteristics based on factors such as disposable income, perceived health concerns and product availability.

Channel Overview

     The grocery market in the United Kingdom can be divided into two main channels, retail and “out-of-home,” with a number of subdivisions in each channel.

     The most significant retail channel consists of the major multiple retailers, which account for 71% of the retail grocery market, and which experienced annual retail sales growth of 7.3% in 2003. The only other significant retail channel is the convenience format, which holds a 19% share of the total retail grocery market. The convenience store format has shown growth in recent years through the development of buying consortia and convenience multiples, and the increasing participation of major multiples through acquisition or organic growth.

     The “out-of-home” channel includes food service operators, cash-and-carry operators and delivered wholesalers. This channel had an aggregated sales value of £49.5 billion in 2003. The food service channel, which provides meals for sale away from the home, such as restaurants, pubs, hotels, catering, hospitals, declined slightly in 2003. Cash-and-carry operators and delivered wholesalers jointly form the wholesale market and primarily serve the retail channel. In 2003, the sales value of the market was £16.4 billion, with cash-and-carry operators representing 57% of the wholesale market. Delivered wholesalers experienced annual sales growth of 4.5% in 2003 compared to 1.1% for cash-and-carry operators.

     The ingredients channel is an alternative route to market for food manufacturers by which they provide semi-processed raw materials to other manufacturers.

Company Products

     The following table sets out our sales by geographical origin and geographical market for each of 2001, 2002 and 2003. The table has been extracted without material adjustment from and should be read in conjunction with our consolidated financial statements included elsewhere in this Annual Report.

	Sales by Geographical Origin
	Year Ended
	December 31,
	2001	2002	2003
		(£ million)
United Kingdom	710.7	746.1	745.2
Mainland Europe	121.8	119.3	125.4

Continuing Operations	832.5	865.4	870.6
Discontinued Operations	4.1	0.2	—

Total	836.6	865.6	870.6

	Sales by Geographical Market
	Year Ended
	December 31,
	2001	2002	2003
		(£ million)
United Kingdom	699.6	724.6	726.4
Mainland Europe	124.4	129.3	136.1
Other Countries	8.5	11.5	8.1

Continuing Operations	832.5	865.4	870.6
Discontinued Operations	4.1	0.2	—

Total	836.6	865.6	870.6

Premier Foods plc

Products and Services

     We manufacture and market a range of leading ambient grocery products in the United Kingdom. Our grocery business is organized into three principal segments:

•	convenience foods, pickles and sauces;

•	tea and beverages; and

•	spreads and desserts.

     In addition, we are a leading marketer, grader and distributor of fresh potatoes in the United Kingdom.

     We manufacture and market a broad range of grocery products under both brand and retailer brand labels. Our branded and retailer brand products accounted for approximately 52% and 48% respectively of our grocery product sales in 2003 (2002: 49% and 51%; and 2001: 44% and 56%).

     Our grocery business manufactures and distributes products under the following brand names:

Total Branded
Category
Segment	Premier	Product Description	Position (5)
Convenience foods,	Branston	Sweet pickles	No. 1
pickles and sauces	Loyd Grossman(1)	Cooking sauces	No. 5
	HP(1)	Baked beans, pasta	No. 2
	Crosse & Blackwell	Convenience foods	N/A
	Sarsons	Vinegar	No. 1
	Haywards	Sour pickles	No. 2
	Smash	Instant mashed potato	No. 2
	Waistline	Low fat dressings	No. 3
Tea and beverages	Typhoo	Tea	No. 4
	Cadbury(2)	Cocoa-based beverages	No. 1
	Marvel	Powdered milk creamer	No. 1
	Lift	Instant tea	No. 1
	Typhoo/London Fruit	Fruit and herbal tea	No. 2
and Herb(3)
Spreads and desserts—U.K.	Ambrosia	Custard and milk puddings	No. 1
	Hartley’s	Jam	No. 2
	Hartley’s/Chivers(4) / Rose’s (1)	Marmalade	No. 2
	Rowntree’s(1)	Jelly	No. 1
	Sun-Pat	Peanut butter	No. 1
	Gale’s	Honey and lemon curd	No. 2

Spreads and desserts—France	Materne	Compote	No. 2
	Boin/Confipote	Jam	No. 2

(1)	Produced under license.

(2)	Manufactured and distributed under agreement.

(3)	Products under the London Fruit and Herb brand are being transferred to our Typhoo brand in the United Kingdom as part of the development of our Typhoo “masterbrand.”

(4)	Products under the Chivers brand are being transferred to our Hartley’s brand in the United Kingdom as part of the development of our Hartley’s “masterbrand”.

(5)	Source: ACNielsen, Scantrack December 2003.

     In 2003, U.K. retail sales, principally through the major multiple retailers, accounted for approximately 74% of our U.K. grocery product sales, with the balance of our U.K. grocery product sales being to the food service, cash-and-carry and delivered wholesalers, industrial and export sectors. Our MBM potato business supplies potatoes to the major multiple retailers, the out-of-home sector and food manufacturers. It also provides seed potatoes to potato growers.

Premier Foods plc

Convenience Foods, Pickles and Sauces

     We are a leading manufacturer of convenience foods, pickles and sauces in the United Kingdom, operating in the following categories: baked beans; canned vegetables; sour and sweet pickles; cooking sauces; canned pasta; soup; malt and speciality vinegars; salad dressings; and instant mashed potato. U.K. retail sales in these sectors amounted to an estimated £1.9 billion in 2003. Our brands include Branston, Loyd Grossman (under license), HP (under license), Crosse & Blackwell, Sarsons, Haywards, Waistline and Smash.

     The following table gives the percentage of our U.K. branded sales in our convenience foods, pickles and sauces segment for the 2003 financial year, together with, for the 2003 financial year, the total market size of each retail category and the percentage of that retail category that is comprised of sales of our branded products:

			Premier Branded
		U.K. Retail Category	U.K. Category Share
	U.K. Sales Branded %	Size for 12 Months	for 12 Months Ended
	in 12 Months to	Ended December 31,	December 31,
Category	December 31, 2003(1)	2003 in £million(2)	2003(2)
Convenience foods	28%	973.3	6%
Sour and sweet pickles	63%	408.4	13%
Cooking sauces	90%	499.2	6%
Total: pickles and cooking sauces	69%	907.6	9%
Overall total	38%	1,880.9	8%

(1)	U.K. branded sales, as a percentage of our total category sales, including retailer branded sales. Source: Premier’s accounting records.

(2)	Source: ACNielsen, Scantrack December 2003, using retail market value of categories in which Premier participates.

     Convenience Foods. Our convenience foods categories include baked beans and variants, canned vegetables, canned pasta, soups and instant mashed potato. We believe that there is no single U.K. competitor that has a comparable scale and product breadth to the Group across the convenience foods categories in which we operate. The large capital base required to participate in the convenience foods categories presents a barrier to entry to potential competitors, but the ongoing production and distribution of ambient convenience foods requires relatively low capital expenditure and allows high-capacity utilization to be achieved. We believe that there are opportunities for long-term cost reductions in our convenience foods categories, and that this is a stable business offering respectable margins and strong cash generation.

     Baked Beans and Variants. We are the largest U.K. manufacturer by volume in the £238.9 million U.K. canned baked bean and variants category. Our branded sales in this category are principally under the HP brand, the number two U.K. brand of baked beans. We also manufacture baked beans and variants under retailer brand labels. The total U.K. retailer brand market share in this category was approximately 26% in 2003 of which we believe we contributed over 90% in 2003. Although the canned baked bean and variants category is relatively mature and stable, it is the second largest of the categories within the convenience foods market in which Premier participates, and we have successfully grew our total category share to an estimated 34% through product innovation. We produce HP branded products under license; for further details, see “— Intellectual Property” below. We have successfully transferred our baked bean meal products from the HP brand to our Crosse & Blackwell “Hunger Breaks” brand, which includes the “All-Day Breakfast” and “The Full Monty” sub-brands. We seek to grow by further developing product extensions and variants that can be sold under both our brand names and under retailer brands.

     Canned Vegetables. We are the largest U.K. manufacturer of canned vegetables in the £202.4 million U.K. canned vegetables category. This includes products such as peas, carrots and pulses but excludes tomatoes and sweetcorn. The majority of our sales of canned vegetables are retailer brand, although we also have a branded presence under a variety of brand names that are currently being transferred to the Crosse & Blackwell brand. We believe that retailer brand products comprised approximately 60% of total U.K. retail sales in this category in 2003.

     Other Convenience Foods. We manufacture products in the categories of canned pasta, soups and instant mashed potato. As with baked beans, the canned pasta category is mature, and we therefore seek to expand our offering through the introduction of products that are extensions of our established products. For example, using character licensing, we introduced Scooby Doo and Bob the Builder pasta meals in 2003. We also

Premier Foods plc

manufacture the U.K. category-leading instant mashed potato brand, Smash, as well as canned meats.

     Pickles and Sauces. Our pickles and sauces categories include sour and sweet pickles, cooking sauces, malt and speciality vinegars and salad dressings. We believe that our sauces category offers the potential for further innovation and growth, and that there is potential to innovate in the pickles category behind the Branston brand. The pickles and table sauces category experienced 4% per annum growth in sales between 2001 and 2003.

     Sour and Sweet Pickles. We manufacture Branston pickle, the leading brand in the sweet pickle category, in which we had a category share of approximately 81% in 2003. The Branston recipe remains unchanged since its launch in 1922, and the brand has shown itself capable of successful product extension. For example, in 2001, prior to its acquisition by Premier, Branston entered the table sauce market with “Branston Smooth” and more recently we have enjoyed a successful licensing initiative with Walker’s crisps’ “Great British Flavours” range. In 2003, we extended the Branston brand into the sour pickle category, launching pickled onion, beetroot and piccalilli products, supported by a successful television advertising campaign, and in 2004 we introduced “easy-squeezy” bottles for Branston sweet pickles. We believe that there is an opportunity to turn Branston into a larger brand by extending it into adjacent categories of the pickle market.

     The launch of the Branston sour pickles range builds upon the number two position of our Haywards brand in this category. We believe we are the leading manufacturer of sour pickles in the United Kingdom, offering both branded and retailer brand products.

     Cooking Sauces. The cooking sauces category is valued at more than £499.2 million. Approximately 90% of our 2003 grocery sales in this category are attributable to branded sales, mainly through the Loyd Grossman brand, which offers good margins and increasing market share, having experienced over 40% compound annual sales growth in the period 2001 to 2003. We expect this the sales growth in Loyd Grossman sauces to continue but at a lower rate. Cooking sauces are largely split between Italian pasta and Indian, Chinese and Thai sauces. Loyd Grossman sauces offer consumers a range of flavors within all of these sauce types. The success of Loyd Grossman cooking sauces has enabled us to extend the brand into a new line of soups and dressings which were successfully launched into the market during 2003. We produce Loyd Grossman branded products under license; for further details, see “— Intellectual Property” below. Recently, we have also introduced Crosse & Blackwell and Waistline cooking sauces, targeting the traditional English and low-fat sectors of the category.

     Other Pickles and Sauces. We manufacture products in the categories of malt and speciality vinegars and salad dressings. We are the largest branded brewer of malt and speciality vinegars in the United Kingdom. The category-leading Sarsons brand is synonymous with malt vinegar in the United Kingdom, originating in 1794, and Sarsons enjoys significant presence in the out-of-home channel. We also manufacture Dufrais, a speciality vinegar brand. We manufacture Waistline, the third largest brand in the U.K. low-fat salad dressing category, which we have extended since its acquisition in 2002 to include soups as well as cooking sauces, and we see potential for further extension of this brand into other categories.

     Tea and Beverages

     We are one of the largest providers of hot beverage products and powdered milk creamers in the United Kingdom. The products that we manufacture are tea, hot chocolate, malted drinks and powdered milk creamers. Our principal brands include Typhoo, Cadbury (under agreement), Lift, London Fruit and Herb and Marvel.

     Sales in the U.K. of tea, hot chocolate and malted drinks have been relatively static over recent years, although sales were adversely affected in 2003 as a result of the unusually hot summer in the United Kingdom.

Premier Foods plc

     The following table gives the percentage of our U.K. branded sales in our tea and beverages segment for the 2003 financial year together with the total size of each retail category and the percentage of that category that is comprised of sales of Premier’s branded products:

		U.K. Retail Category	Premier Branded
		Size for 12 Months	U.K. Category Share
	U.K. Branded Sales % in 12	Ended December 31,	for 12 Months Ended
	Months to December	2003 in £	December 31,
Category	31, 2003(1)	million(2)	2003(2)
Tea	76%	556.6	10%
Beverages	83%	120.1	39%
Total	79%	676.7	15%

(1)	U.K. branded sales, as a percentage of our total category sales, including retailer branded sales. Source: Premier’s accounting records.

(2)	Source: ACNielsen, Scantrack December 2003, using retail market value of categories in which Premier participates.

     Tea. We are the third largest branded supplier of tea in the £556.6 million U.K. tea market. Branded sales, principally under the Typhoo brand, represented 76% of our total tea sales in 2003. In addition to traditional tea, we also manufacture Lift, the largest instant lemon tea brand in the United Kingdom. We have a strong position in the decaffeinated tea category with the Typhoo brand and in the fruit and herbal infusion category with London Fruit and Herb, which is the second largest brand of fruit and herbal infusions in the United Kingdom. We intend to continue to drive our decaffeinated and fruit and herbal infusion offerings. London Fruit and Herb is currently being transferred to the Typhoo brand in the United Kingdom as part of the development of our Typhoo “masterbrand.” In addition to marketing tea for the retail grocery market, we also pack and market tea for sale to the catering and vending trades. We are the only U.K. manufacturer with a mixed branded and retailer brand tea offering. In the past three years we have successfully repositioned our tea business, by exiting underperforming retailer brand contracts, changing our promotional strategy to seek to differentiate Typhoo from other leading brands and by extending the Typhoo brand to specialty teas.

     Hot Chocolate and Malted Drinks. We are the leading supplier in the £104.2 million U.K. hot chocolate and malted drinks category. We hold the number one position in the branded hot chocolate and malted drinks category, with a category share of over 38% in 2003, principally through Cadbury branded products which offer good margins. Growth in the U.K. hot chocolate and malted drinks category is primarily due to the strong growth in instant products (which are mixed with water rather than milk), where the Cadbury Chocolate Break and Highlights brands are the category leaders in their respective standard and diet instant hot chocolate categories. We manufacture and distribute Cadbury cocoa-based beverages under agreement; for further details see “— Intellectual Property” below.

     Other Beverages. We are the leading supplier in the £15.9 million powdered milk creamer category in the United Kingdom. We had a branded category share of over 37% in 2003, and sell products principally under the Marvel, Country Dale and Coffee Compliment brand names.

     Spreads and Desserts

     We are the largest manufacturer of spreads in the United Kingdom, with leading positions across a variety of product categories. We compete in the jam, marmalade, honey, lemon curd and peanut butter categories. In the United Kingdom, we manufacture a comprehensive range of branded products under the Hartley’s, Rose’s, Gales, and Sun-Pat brands.

     As a result of our acquisition of the Ambrosia business in December 2003, we are now the leading manufacturer of ambient custard and milk puddings in the United Kingdom and the Republic of Ireland. These products are marketed under the Ambrosia brand for custard and milk puddings. We also manufacture jelly (gelatin) under the Rowntree’s brand.

Premier Foods plc

     The following table gives the percentage of our U.K. branded sales in our spreads and desserts segment for the 2003 financial year together with the total size of each retail category and the percentage of that category that is comprised of sales of Premier’s branded products:

			Premier Branded
		U.K. Retail Category	U.K. Category Share
	U.K. Branded Sales % in 12	Size for 12 Months	for 12 Months Ended
	Months to December	Ended December 31,	December 31,
Category	31, 2003(1)	2003 in £ million(2)	2003(2)
Spreads	48%	225.2	18%
Desserts	65%	267.6	32%
Total	54%	492.8	26%

(1)	U.K. branded sales, as a percentage of our total category sales, including retailer branded sales. Source: Premier’s accounting records.

(2)	Source: AC Neilsen, Scantrack December 2003, using retail market value of categories in which Premier participates.

     Spreads. We are the leading provider of jam and marmalade in the £143.4 million U.K. preserves category. We market our jams and marmalades principally under the Hartley’s brand, which we are developing as part of our “masterbrands” strategy by extending the brand across a number of product and packaging formats. As part of this exercise, we are transferring our Chivers marmalade brand in the United Kingdom to the Hartley’s brand and in 2003 redefined the Hartley’s brand into “Family” and “Best” to target the value and premium segments respectively of the jam category and to seek category share growth. We market specialty marmalades under the Rose’s brand name.

     We manufacture Gale’s, which is the number two honey brand in the United Kingdom, where we had a category share of 20% in 2003. Gale’s is also the number one curd brand. We manufacture Sun-Pat, the number one peanut butter in the United Kingdom, which enjoyed a category share in 2003 of approximately 35%. In 2003, we launched Sun-Pat choc-chip peanut butter as a line extension.

     We believe we are the largest supplier of retailer brand spreads in the U.K. market, with retailer brand sales representing approximately 52% of our spreads sales in 2003. The spreads category grew at a rate of 3% per annum in the years 2002 and 2003.

     We are one of the leading manufacturers of preserved fruit products in the French grocery market. We are the leading producer of ambient fruit compote, with a category share of 51%, driven by the number one Materne brand. Approximately 90% of our compote sales are attributable to the Materne brand. We are also the second largest manufacturer of jam in the French market, with a 24% share of the jam category by volume. We produce jam under the Boin, Materne and Confipote brands and also manufacturer retailer brand jam for French retail customers. Approximately 22% of our total annual jam sales are retailer brand product.

     Compotes. The compote market in France is a growing segment, with sales of almost £230 million in 2003, comprising fresh (chilled) and ambient (shelf-stable) products. The sector is dominated by branded products. In France, we sell compote under our Materne brand, which has a market share of 27% of the combined fresh and ambient compote market.

     Desserts. We are the leading manufacturer of ambient custard and milk puddings in the United Kingdom. These products are marketed under our Ambrosia brand which we acquired in December 2003. The Ambrosia brand enjoyed retail sales of over £60 million in 2003 and had a brand share of approximately 60%. We believe that Ambrosia’s high level of brand recognition will enable us to innovate behind the brand and to extend the brand into alternative products and packaging formats, such as the single-serve and snack markets.

     We manufacture Rowntree’s jelly, the number one jelly brand in the United Kingdom, a category in which we have a share of 84%. The product is available in tablet, ready-to-eat and dehydrated varieties, which include sugar-free formats. Rowntree’s ready-to-eat jelly is ideally placed to capitalize on the growing trends within the single-serve, lunchbox and snack markets. We produce Rowntree’s branded products under license; for further details see “—Intellectual Property” below. We are planning to transfer our Rowntree’s jelly brand to the Hartley’s brand during 2004 and 2005.

     In addition, we manufacture fruit pie fillings and preserved fruits in jars under the Hartley’s brand and market cornflour and cornflour-based desserts under the Brown & Polson brand. We have recently launched a range of fruit compote snack products under the Hartley’s brand, using foil pouches to facilitate single servings.

     Potatoes

We are the leading marketer, grader and distributor of fresh potatoes in the United Kingdom. Our potato business, MBM, is divided into three segments: (i) the provision of value-added packs of potatoes to

Premier Foods plc

food retailers, out-of-home suppliers and wholesale customers; (ii) the supply of potatoes to chip, snack food and other potato product manufacturers; and (iii) the provision of seed potatoes (including a number of exclusive seed partnerships for various potato varieties) to potato growers. MBM has achieved preferred supplier status with certain of its major retail customers and has well-established relationships with major food processing companies.

     We are seeking to integrate further MBM with the rest of our business and to alleviate retailer-driven pressure on margins. MBM should increasingly benefit from the rest of the Group’s sales and marketing skills, and we will provide our processing skills as MBM seeks to extend its range to prepared vegetables. We believe that MBM has the relationship and trading skills to enable the Group to manage its vegetable procurement better.

Sales and Marketing

     Our sales function operates through sales teams organized into national account teams assigned to handle all of our products for each of our major retail and out-of-home customers. Our consumer marketing function is organized on a product group basis and is responsible for developing and implementing consumer marketing strategies for all our brands. Operating between our sales and consumer marketing functions is our customer marketing department, who support the sales teams by organizing our in-store promotional activity, coordinating with consumer marketing campaigns as necessary. The sales, consumer marketing and customer marketing teams have dedicated finance support to provide analysis of channel and product profitability and promotional effectiveness.

     To enhance our relationships with our major customers, our customer contact strategy includes peer-to-peer contact through various levels of the business, including where possible at executive and board level.

     We have innovation and consumer insight departments, responsible for developing new products and brand extensions and for providing analytical support about the markets in which we operate and an export sales department to develop overseas business.

     In 2003, within our selling and distribution costs we spent approximately £29.0 million on television and print advertising and trade promotions in the United Kingdom. These promotions are aimed at increasing consumer awareness, building customer loyalty and increasing the usage and purchasing frequency of our products. In addition, in some categories, we assist our major multiple retailer customers to design and implement marketing promotions for their retailer brand business, in order to encourage further demand for our retailer brand products. We also conduct trade promotions aimed at increasing our sales among grocery retailers, delivered wholesalers, cash-and-carry operators and food service providers.

Storage and Distribution

     We have 16 strategically located warehouse and storage facilities in the United Kingdom, in addition to warehousing located at our manufacturing sites. Five of these facilities are used by our convenience foods, pickles and sauces and spreads and desserts businesses and three are used by our tea and beverages business, with one further facility in Northern Ireland that services our full range of products. We operate three of these facilities with the operation of the other six facilities being contracted out to third parties. Our potato packing and marketing business utilizes storage facilities at each of its six processing sites and a further grading site.

     Our distribution operation has two main hubs. The northern hub distributes principally tea and beverage products and the southern hub distributes principally canned and jar products. We distribute our products predominantly using third-party carriers who principally operate on a fixed price per tonne basis. Our distribution links encompass 21 points of distribution, including our production and warehouse facilities. Our distribution strategy aims to minimize costs while meeting the needs of our principal customers, the major multiple retailers.

Raw Materials

     The primary raw materials used in our operations include packaging materials, sugar, cocoa and certain cocoa-related products, tea, glucose, fats, honey, peanuts, dairy products, seasonal and non-seasonal fruit and vegetables, dried pulses, tomato paste and meat. With the exception of cocoa and certain cocoa-related products, which we are contractually obliged to acquire exclusively from Cadbury Limited, see Item 7. “Major Shareholders and Related Party Transactions — Related Party Transactions,” our raw materials are generally sourced from a number of different suppliers in the United Kingdom, Europe, the United States, Asia and Africa. Our most significant packaging costs are in relation to steel cans, and we source approximately three-quarters of our cans from one supplier. We believe there are a number of alternative suppliers for all of our can requirements, as well as for our other packaging materials and primary raw materials. We participate in buying

Premier Foods plc

consortia with Burton’s Food Limited, a company controlled by affiliates of Hicks Muse, and with other third parties where appropriate to secure lower prices for raw materials. See Item 7. “Major Shareholders and Related Party Transactions — Related Party Transactions.” We do not generally enter into supply contracts for terms of more than one year.

     A substantial portion of our raw material purchases is made in currencies other than pounds sterling and accordingly we are subject to foreign exchange risk in sourcing our raw materials. A portion of the raw materials we use are traded as commodity products, the prices of which are subject to a number of factors that are not in our control, such as quality, availability and demand. We manage our exposure to foreign currency risk and fluctuations in these commodity prices through a combination of currency derivative products and forward-purchasing contracts. For additional information regarding our raw materials risks, see Item 3. “Key Information — Risk Factors — Given our dependence on raw materials, an inability to pass price increases of raw materials on to our customers or to sources raw materials of an acceptable type or quality could adversely affect our results of operations. ” Sugar supplies are affected by the E.U. common agricultural policy, which sets sugar production levels for Member States and a minimum euro intervention price. Packaging costs are affected by the price of steel, glass, paper and board and the level of competition within the industry. We operate flexible working practices in each product category, aimed at minimizing the impact which the seasonal availability of raw materials, such as fruits and vegetables, has on production.

Customers

     Our customer base is comprised primarily of grocery retailers, including the major multiple retailers, convenience stores, discounters and co-operatives. In addition, we also sell to delivered wholesalers, cash-and- carry operators and food service providers, and our potato packing and marketing business supplies food processors and potato growers. By customer type and sales value, our U.K. sales in 2003 were made up as follows: (i) U.K. retailers 70%; (ii) food service 8%, (iii) cash-and-carry and delivered wholesalers 8%; (iv) ingredients 7%; (v) export 3%; and (vi) other 4%. Our six largest U.K. customers accounted for 50% of our U.K. sales in 2003, with three customers each accounting for over 10% of our sales during that period.

Information Systems

     Our enterprise resource planning (ERP) systems comprise three principal interfaced elements: (i) SOLAR, a bespoke sales order processing, distribution planning and warehouse management system; (ii) GEAC System 21, for manufacturing, purchasing and financial reporting; and (iii) AGILISYS for forecasting, planning and scheduling. We use the COGNOS business reporting intelligence system as a high-level management information system to access information from our ERP systems. Marketing and customer relationship management processes are supported by bespoke systems based on COGNOS and Lotus Notes, and these enable us to monitor promotional spend and revenue, account and product profitability.

     Our information systems infrastructure is based upon a hardware platform of IBM AS/400s, with the management and location of this outsourced to a third party. We have a wide area network connecting our office and factory locations.

Intellectual Property

     We own a substantial number of registered and unregistered trademarks in countries throughout the world for use in connection with the sale and marketing of our branded products. Our principal trademarks are registered in the United Kingdom, and we have trademark registrations for various products in more than 100 countries. These trademarks are important in the aggregate because brand name recognition is a key factor in the success of many of our product lines. The current registrations of these trademarks are effective for varying periods of time and may be renewed periodically, provided we comply with all applicable laws.

     Our trademark registrations cover all our major brands, with the exception of Cadbury, HP, Rowntree’s and Loyd Grossman, which we license or distribute and manufacture under agreement.

     Our agreement to manufacture and distribute Cadbury cocoa-based beverages expires in May 2006. Cadbury cocoa-based beverages contributed £45.0 million of our sales in 2003. This agreement is automatically renewable in 2006 unless Cadbury Limited gives notice that it will not renew this agreement on or before one year prior to the expiration of the initial term of the agreement. Cadbury Limited have not served formal notice on us regarding nonrenewal of the agreement, although in a letter dated April 30, 2003, Cadbury Limited expressed its intention not to renew the agreement beyond 2006.

     It is the Company’s present intention to seek to renew this agreement, subject to it being in the Company’s interests to do so. In the event that the agreement is not renewed, the Directors intend to consider a number of alternatives in order to mitigate the effect of the loss of this business. These alternatives may include

Premier Foods plc

seeking to enter into alternative arrangements with Cadbury Limited in relation to part of the business covered by the existing agreement, investigating other branded or retailer brand opportunities in the manufacture and marketing of cocoa-based beverages, re-deploying some of the assets and capacity used for production under the agreement to other parts and product lines of the Group’s business or, if such actions are not considered attractive, removing some of the costs associated with this business. However, there can be no assurance that the Company will be successful in wholly or partially mitigating any loss of business resulting from nonrenewal of the agreement. Consequently, nonrenewal of this agreement, or renewal on different terms, may have an adverse effect on our results of operations.

     In connection with our manufacture and marketing of HP canned baked beans and pasta, we have been granted a license by HP Foods Limited to use the HP brand name. The license is for a term of 10 years and is scheduled to expire in March 2006. The license agreement contains no provision for renewal, and any renewal is subject to the parties’ future intentions. We produce similar products under the Crosse & Blackwell brand. If the HP license was not to be renewed in 2006, we believe we would be able to transfer a majority of our offering under the HP brand to the Crosse & Blackwell brand.

     The acquisition of the U.K. ambient food business of Nestlé SA included a license from Nestlé SA for the use of the Rowntree’s brand name in respect of the production and sale of jelly. The license is scheduled to expire in June 2012. The license agreement contains no provision for renewal, and any renewal is subject to the parties’ future intentions. It is our intention to transfer the sale of jelly under the Rowntree’s brand to our Hartley’s brand as part of our “masterbrands” strategy.

     We have been granted an exclusive, worldwide license to use the Loyd Grossman name on sauces, oils and dressings, accompaniments, toppings and marinades for a term of 10 years, until December 2011. There are provisions to extend the license to additional products.

     Sales of our HP, Rowntree’s and Loyd Grossman branded products comprised, in aggregate, around £60 million of our sales in 2003.

     In addition to the agreements and licenses described above, we also have licenses for the use of the Rose’s, Cadbury and WeightWatchers brand names on certain of our jam, marmalade, chocolate milk drink and sweet spread products. These branded products comprised, in aggregate, approximately £5 million of our sales in 2003. From time to time, we also enter into royalty agreements with various licensors in connection with our television and film tie-in products.

     For a further discussion regarding certain of our agreements and licenses, see Item 3. “Key Information — Risk Factors — Certain of our branded products are produced under agreements or licenses which will expire and may not be renewable on terms acceptable to us. The reputation of our licensed brands may be adversely affected if the reputation of our licensors is damaged.”

Competition

     The grocery products supply business is highly competitive. We compete in a substantial number of categories within the ambient grocery market, and the size, nature and position of our competitors within these categories varies substantially. Our competitors vary from category to category and include multinational, national and smaller local players. Some of our competitors have substantially greater resources and stronger market positions than we have. The nature of the competition between manufacturers within a category is partially dependent on the branded/retailer brand mix. In a category that is predominantly branded, competition will be focused upon developing the consumer appeal of the brands. Within a category that is predominantly retailer branded, competition between manufacturers will be more focused on price.

     Our strategy for competing with our competitors varies from category to category, but generally we seek to compete through the strength of our brands, our multicategory product offering, service, quality and price.

     In the convenience foods, sauces and pickles sectors our main competitors include Unilever, Heinz, Masterfoods, Hazlewood (a division of Greencore), Baxters, Centura Foods (a division of RHM), Mitsubishi and Kraft. In the tea and beverages markets our main competitors include Tetley, Unilever, ABF, GlaxoSmithKline, Dairy Crest and Yorkshire Tea. In the spreads and desserts markets our major competitors include Heinz, Kraft, RHM, Duerrs, Rowse, Andros, Cirio Del Monte and Kallo Foods. The potato marketing, grading and distribution market is highly fragmented and the only other competitor of a similar size to Premier is Greenvale AP.

Premier Foods plc

Government Regulation

     As a manufacturer of products intended for human consumption, we are subject to extensive legislation and regulation in the United Kingdom and the European Union covering, among other matters, the composition, manufacturing, storage, handling, packaging, labelling, advertisement and safety of our products; the health, safety and working conditions of our employees; and our competitive and marketplace conduct. Our operations and properties, past and present, are also subject to a wide variety of U.K., Dutch, E.U. and local laws and regulations governing air emissions, waste water discharge, noise levels, energy efficiency, environmental clean-up; the presence, use, storage, handling, generation, treatment, emission, release, discharge and disposal of hazardous materials, substances and wastes; and the remediation of contamination to the environment. See “Risk Factors — We are subject to extensive U.K. and E.U. legislation and regulation.”

Seasonality

     Within our convenience foods, pickles and sauces segment, consumer demand for convenience foods tends to be higher in the colder months of the year, with increased sales during the autumn and winter and lower sales during the spring and summer, and we generally have a significant increase in sales of our pickles products during the pre-Christmas period. Sales of our tea and beverage products are affected by seasonal changes in temperature, with sales usually declining during the warm summer months. In addition, our working capital requirements are affected by the seasonal nature of our sales and production, as a higher proportion of our seasonal convenience products is packed during the months from July to September. As a result of the seasonality of our sales, the results of our operations for any particular six-month period will not necessarily be indicative of our results for the full year. The value of our potato sales is principally dependent on the price at which potatoes are traded in the Commodity market, which is itself principally dependent on the quality and size of the U.K. potato harvest, which can vary significantly from year to year. In addition, sales of seeds are predominantly in the first quarter of each financial year.

Premier Foods plc

C.	Organizational Structure

     The following chart shows our organizational structure as of the date of filing of this Annual Report:

Premier Foods plc

     The following chart shows our organizational structure as of December 31, 2003:

Premier Foods plc

     Our material subsidiaries at December 31, 2003 were as follows:

	Country of
	Incorporation or
	Registration and
Subsidiary Undertakings	Principal Operations	Business	Percentage Owned (%)
Financing
Premier Financing Limited	England and Wales	Financing	100

Grocery products
Chivers Hartley Limited	England and Wales	Preserve and pickle manufacturing	100
H.L. Foods Limited	England and Wales	Food canning and processing	100
Jonker Fris B.V.	Netherlands	Food canning and processing	100
Materne Boin S.A.S.	France	Preserve and fruit compote manufacturing	100
Premier Ambient Products (UK) Limited	England and Wales	Preserve, pickle, vinegar, jelly and desserts manufacturing	100
Premier International Foods UK Limited	England and Wales	Hot and cold beverages manufacturing	100
Potatoes
MBM Produce Limited	England and Wales	Potato processing and grading	100

Premier Foods plc

D. Property, Plants and Equipment

     We operate the facilities described below, all of which are owned and located in the United Kingdom, except where noted. We believe that our manufacturing plants have sufficient capacity to accommodate our planned growth.

Manufacturing Facilities

     We operate an extensive network of production and processing facilities. All of our production and processing facilities are located in the United Kingdom, except for one facility in the Netherlands and two in France.

     The following table shows the location of the facilities where our products are manufactured and the capacity utilization rates of these facilities:

		Capacity
		Utilization in the
		12 months Ended
	Products	December 31,		Approximate Floor
Location of facility	Manufactured	2003(1)	Tenure	Area
Long Sutton	Convenience foods (vegetables, baked beans, canned pasta and meat)	50%	Freehold	40,000m2

Wisbech	Convenience foods (vegetables, baked beans, canned pasta, soup and fruit)	66%	Freehold	28,622m2

Heusden, The Netherlands	Convenience and bottled foods (vegetables and fruit)	47%	Freehold	34,609m2

Moreton	Traditional tea	42%	Freehold	29,000m2

Knighton	Chocolate drinks, powdered milk creamers, instant tea and jelly crystals	75%	Freehold	10,856m2

Histon	Jams, marmalades, honey, jelly, peanut butter and instant mashed potato	65%	Freehold	27,890m2

Bury St. Edmunds	Pickles and sauces	70%	Freehold	12,600m2

Middleton	Vinegar	65%	Freehold	12,500m2

Lifton	Custard and milk puddings	65%	Freehold	8,640m2

Edinburgh(2)	Fruit, herb and speciality teas	(2)	Leasehold	4,052m2

Boue, France	Jams and ambient fruit compote	35%	Freehold	21,000m2

Biars sur Cere, France	Jams	17%	Freehold	21,400m2

Premier Foods plc

(1)	Capacity utilization is calculated using the operational hours of productive time of the facility as a percentage of total weekly hours (on a 24-hour/7-days-a-week basis) averaged over a yearly cycle.

(2)	Following consultation with the workforce, we have recently announced the planned closure of the Edinburgh facility. Operations will be transferred to our Moreton facility and this transfer is expected to be completed by the end of 2004.

     In addition to the production and processing facilities listed above, we operate seven additional facilities in the United Kingdom that are utilized by our MBM business for potato packing, processing, grading, washing and storage.

     All our property, plant and equipment have been pledged as security to the lenders of the Senior Credit Facility under the terms of the Senior Credit Facility.

     Our past and present business operations and ownership of real property are subject to a broad range of environmental laws and regulations in each of the jurisdictions in which we operate, such as the Environmental Protection Act 1990 and the Water Resources Act 1991. See Item 4. “Information on the Company — Business Overview — Government Regulation.”

Premier Foods plc

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The following is a discussion of our financial condition and consolidated results of operations for 2001, 2002 and 2003, and of the significant factors affecting them. You should read the following discussion in conjunction with the “Selected Historical Combined and Consolidated Financial Data” and our audited consolidated historical financial statements and the related notes thereto included elsewhere in this Annual Report. You should note that our financial statements have been prepared in accordance with U.K. GAAP, which differs in certain material respects from U.S. GAAP. The significant differences between U.K. GAAP and U.S. GAAP are described in Note 24 to our consolidated financial statements included elsewhere in this Annual Report.

OVERVIEW

     We are a leading U.K. manufacturer and marketer of shelf-stable or “ambient” grocery products and one of the largest suppliers of grocery products in the United Kingdom. We manufacture and market grocery products for the retail grocery and out-of-home markets in three principal product segments:

•	convenience foods, pickles and sauces;

•	tea and beverages; and

•	spreads and desserts.

     We also operate a potato packing and marketing business in the United Kingdom, supplying the retail grocery, out-of-home and food manufacturing markets.

     Our branded products include Ambrosia custard and milk puddings, Branston pickles, Typhoo tea, Hartley’s preserves, Gale’s honey and lemon curd, Crosse & Blackwell convenience foods, Sun-Pat peanut butter, Sarsons vinegar, Haywards pickles, Smash instant mashed potato, Marvel powdered milk creamer and Waistline salad dressings, soups and cooking sauces. In addition, we produce Cadbury cocoa-based beverages, HP canned foods, Rowntree’s jelly and Loyd Grossman cooking sauces, soups and salad dressings under agreement or license. We also produce a range of retailer brand products for the major multiple retailers.

     Our strategy is to:

•	use our scale to drive our business in organic branded growth, to grow through our customer relationships and to achieve cost savings and business simplification;

•	manage retailer brands pro-actively; and

•	focus on branded acquisitions.

We intend to implement this strategy in the context of intense competition between manufacturers in the U.K. grocery business, in which major multiple retailers have continually increased their share of the grocery market. This competition is generally more intense for retailer brand products, where our average prices have decreased over the past three years, than among branded products, which are generally more able to withstand pricing pressure resulting from the increasing bargaining power of the major multiple retailers. Over the past three years we have faced this challenge by improving our branded mix through acquisitions and selectively exiting low-margin retailer brand contracts.

SIGNIFICANT FACTORS AFFECTING OUR OPERATING RESULTS

Acquisitions, Disposals, Restructuring and Other Activities

     As a result of our strategy, we have undertaken a number of acquisitions, disposals and restructurings, which have affected our results of operations during the periods presented herein. The following is a summary of our significant acquisitions, disposals, events and internal restructurings since January 1, 2001:

•	In January 2001, we sold our biscuits operations, The Horizon Biscuit Company Limited to Eubisco Limited (now Burton’s Food Group Limited), a company controlled by affiliates of Hicks Muse, for net proceeds of £90.9 million, but retained our French biscuits distribution business which we integrated with our French spreads and desserts business. We used the proceeds from the sale to reduce the outstanding balance due under our Senior Credit Facility.

Premier Foods plc

•	In February 2001, we sold F E Barber Limited, our wines and spirits subsidiary to a management buy-in team for £10.9 million. We used the proceeds from the sale to reduce the outstanding balance due under our Senior Credit Facility and to finance the SonA acquisition described below.

•	In April 2001, we acquired the convenience foods, pickles and sauces business of Stratford-upon-Avon Foods Limited (“SonA”) for £12.9 million. This business has been integrated into our existing convenience foods, pickles and sauces operations. This acquisition was financed from existing cash resources.

•	In September 2001, we acquired the Lift instant lemon tea business from Northern Foods for £8.3 million. This business has been integrated into our existing tea and beverages operations. This acquisition was financed from existing cash resources.

•	In October 2001, we acquired the business of Nelsons of Aintree Limited, a manufacturer of sweet preserves, from ABF for £7.5 million. This business has been integrated into our existing spreads operations. This acquisition was financed from existing cash resources.

•	In May 2002, we acquired the ambient foods business in the United Kingdom of Nestlé SA for a net consideration of £132.2 million. The acquired business added seven category leading brands to our portfolio, with products in the pickles, sweet spreads and ambient dessert categories. The purchase price was funded by additional borrowings under the Senior Credit Facility (see Item 5. “Operating and Financial Review and Prospectus — Liquidity and Capital Resources”). The right to acquire the ambient foods manufacturing business in the Republic of Ireland of Nestlé, which was included in the original acquisition agreement, was sold by us to a management buy-in team in July 2002. The net consideration of £132.2 million paid for the U.K. business is net of the proceeds from this sale. The administrative functions of Nestlé were integrated into our existing business by December 31, 2002. Following a review of our manufacturing network and consultation with the workforce, the Hadfield facility, acquired in the Nestlé acquisition, was closed in the first quarter of 2004, and its operations were transferred to our existing spreads and desserts factory in Histon and our pickles operation in Bury St. Edmunds.

•	In December 2003, we acquired the ambient desserts business in the United Kingdom and the Republic of Ireland of Unilever Bestfoods U.K. Limited, for a net consideration of £106.3 million. The acquired business added the category-leading Ambrosia custard and milk puddings brand to our offerings and strengthened our ambient dessert product portfolio. The purchase price was funded through existing cash resources and an additional £75.0 million acquisition facility, subordinated to the existing Senior Credit Facility (see Item 5. “Operating and Financial Review and Prospectus — Liquidity and Capital Resources” below). The integration of the Ambrosia business was completed by the end of the first quarter of 2004, and the business has been absorbed into our existing operations.

•	In the first half of 2004, following consultation with the workforce, we announced plans to close our Edinburgh facility and transfer production to our Moreton facility. This transfer is expected to be completed by December 2004.

•	Our agreement to manufacture and distribute Cadbury cocoa-based beverages expires in May 2006. Cadbury cocoa-based beverages contributed £45.0 million to our sales in 2003. This agreement is automatically renewable in 2006 unless Cadbury Limited gives notice that it will not renew this agreement on or before one year prior to the expiration of the initial term of the agreement. Cadbury Limited have not served formal notice on us regarding nonrenewal of the agreement, although in a letter dated April 30, 2003, Cadbury Schweppes plc expressed their intention not to renew the agreement beyond 2006. As the Cadbury cocoa-based beverages we produce generate relatively high margins, termination of this agreement would have a material effect upon the margins of our tea and beverages segment.

•	In early 2004, we commenced a restructuring programme at MBM, our potato packing and marketing business, to enhance MBM’s integration with Premier’s grocery business, thereby enabling MBM to benefit from Premier’s scale and Premier to utilize MBM’s vegetable procurement expertise.

•	We are currently in negotiations to sell our Materne spreads and desserts business in France to funds advised by Hicks Muse, affiliates of which are controlling parties of Premier. Materne had sales of £96.8 million for the year ended December 31, 2003.

Premier Foods plc

Industry Factors

     Competition between manufacturers in the grocery business is intense. The market is served by a number of well-established companies that operate on both a national and international basis within single or multiple product categories. We face competition at a category level from these companies on both branded and retailer brand products. Our competitors have varying abilities to withstand changes in market conditions. Some of our competitors are large corporations with greater financial resources than we have. Our ability to compete effectively will require us to be successful in the sales and marketing of our existing products, new product development and innovation and cost rationalization. Furthermore, we cannot predict the pricing or promotional actions of our competitors or their effect on our ability to market and sell our products. To ensure our products remain competitive, we may be required to reduce our prices as a result of price reductions or promotional sales undertaken by our competitors, and this could adversely affect our results of operations.

     In recent years, the major multiple retailers have increased their share of the UK grocery market. Based on the value of total U.K. grocery sales for the 13 weeks ended January 5, 2003, the top five multiple retailers held an 81% share of total U.K. grocery sales, after adjusting for Morrisons’ acquisition of Safeway. In addition, following Wal-Mart’s entry into the U.K. market through its 1999 acquisition of Asda, and Morrisons’ acquisition of Safeway in 2004, price competition between the major multiple retailers has intensified. This price competition has led the major multiple retailers to seek lower prices from their suppliers. In 2003, the U.K. Competition Commission reviewed the offers for Safeway by Morrisons, Tesco, Sainsbury’s and Asda and referred to the advantageous position of the major multiple retailers in relation to their suppliers by concluding, among other matters, that the “acquisition of Safeway by any of Asda, Morrisons, Sainsbury’s or Tesco may be expected to aggravate further the imbalance in the respective bargaining positions of that party and its suppliers.” The strength of the major multiple retailers’ bargaining position gives them significant leverage over their suppliers in dictating pricing, product specification and the level of supplier participation in promotional campaigns and offers such as “Everyday Low Price” and “Buy One/Get One Free.” We believe retailer brand product contracts are primarily granted based on price and service. Our results of operations could be adversely affected if we are required to reduce our prices, alter the specifications of our retailer brand products or increase our promotional costs as a consequence of an increase in the strength of the major multiple retailers’ bargaining positions.

     Several of the major multiple retailers are seeking to increase their presence in the convenience store sector through both organic growth and acquisition. In December 2002, Tesco acquired the T&S chain of convenience stores and, in January 2004, acquired the Adminstore chain. In February 2004, Sainsbury’s announced the acquisition of the Bells chain of stores. Such acquisitions may increase further the buying and negotiating power of the major multiple retailers and this may adversely affect our results of operations.

     Branded products, however, generally withstand the pricing pressure arising out of this consolidation better than retailer brand products. We have achieved aggregate price increases in our branded product lines over the past three years, especially in spreads, convenience foods and pickles, with tea being an exception to this trend. In comparison, our average selling prices for retailer brand products, other than spreads, have decreased over the past three years. We expect this trend to continue.

     There are a number of trends in consumer preferences which impact on both us and our industry as a whole. These include, among others, dietary concerns and fashions and an increase in preference for fresh and chilled foods, ready prepared foods and organic foods. In addition, concerns as to the nutritional value of certain foods may increasingly result in food manufacturers being encouraged to produce products with reduced levels of salt, sugar and fat and to eliminate trans-fatty acids from the ingredients used. These trends may reduce demand for certain of our products and providing or developing modified or alternative products may increase our costs and either or both of these factors may adversely affect our results of operations.

Seasonality

     Within our convenience foods, pickles and sauces segment, consumer demand for convenience foods tends to be higher in the colder months of the year, with increased sales during the autumn and winter and lower sales during the spring and summer, and we generally have a significant increase in sales of pickles during the pre-Christmas period. Sales of our tea and beverages segment are affected by seasonal changes in temperature, with sales usually declining during the warm summer months. In addition, our working capital requirements are affected by the seasonal nature of our sales and production, as a higher proportion of our seasonal convenience products are packed during the months from July to September.

     The value of our potato sales is principally dependant on the price at which potatoes are traded in the commodity market, which is itself principally dependant on the quality and size of the U.K. potato harvest,

Premier Foods plc

which can vary significantly from year to year. In addition, sales of seed potatoes are predominantly in the first quarter of each financial year.

     As a result of the seasonality of our sales, the results of our operations for any particular six-month period will not necessarily be indicative of our results for the full year.

Raw Materials

     We purchase the raw materials used in our products from numerous suppliers. The prices of many of these raw materials are affected by, among other things, the agricultural policies of the U.K. government and of the European Union. A portion of the raw materials we use are traded as commodity products, the prices of which are subject to a number of factors that are not in our control, such as quality, availability and demand. In addition, severe weather conditions, such as floods, droughts or frosts, or political instability, may affect the supply and price of one or more of our raw materials.

     Movement in the price levels of our raw materials has in the past had and may in the future have a corresponding impact on finished product costs. Our ability to pass through increases in the cost of raw materials to our customers depends upon competitive conditions and pricing methods employed in the markets in which we operate.

Currency Fluctuation

     Although 83% of our business is conducted in the United Kingdom, we also have operations in France and the Netherlands. We source raw materials from countries around the world and export our products to various countries. Therefore, our financial position and results of operations are subject to currency transaction risk. Our operating subsidiaries incur currency transaction risk whenever they enter into either a purchase or sale transaction using a currency other than pounds sterling. We enter into forward currency contracts to hedge partially against our exposure to foreign currency exchange rate fluctuations in the purchase of raw materials and in our export business. This hedging reduces our exposure to short-term volatility in exchange rates. However, sustained movement in exchange rates will increase or decrease the sterling value of our foreign currency-denominated purchases and sales, and we cannot guarantee that exchange rate fluctuations will not have an adverse effect on our results of operations.

     With respect to currency translation risk, the financial condition and results of operations of our non-U.K. businesses are measured and recorded in the relevant domestic currency of the jurisdiction in which the business is located and then translated into pounds sterling for inclusion in our consolidated financial statements. The exchange rate remained comparatively stable during 2000, 2001 and most of 2002. However, since September 2002, sterling has depreciated against the euro from €1.59 to €1.49 at June 29, 2004. (Closing rate June 29, 2004 as reported in the Financial Times). If this depreciation is sustained it will have a positive impact on our sales and operating profits as reported in pounds sterling in subsequent periods.

     Approximately 16% of the revenues of our continuing businesses in 2003 were denominated in currencies other than pounds sterling. In addition, a portion of our expenses was denominated in currencies other than pounds sterling. Our financial condition and results of operations, reported in pounds sterling, may therefore be affected by fluctuations in the value of the local currencies in which we transact business. Furthermore, many of our raw materials are obtained from sources outside the United Kingdom and therefore such costs are incurred in currencies other than the pound sterling. While we engage in foreign exchange hedging transactions, we cannot assure you that exchange rate fluctuations will not have a material adverse effect on our own financial position.

     The final stage of the European Economic and Monetary Union (“Stage III”) began on January 1, 1999 in 11 E.U. Member States. The 11 participating countries adopted fixed conversion rates between their existing currencies and the euro, the currency that has been adopted as their common legal currency, and then on January 1, 2002 converted their legacy currencies into the euro at the fixed conversion rates. Euro notes and coins were introduced on January 1, 2002, and the legacy currencies ceased to be legal tender by February 28, 2002. The United Kingdom is not currently a Stage III participant, although the U.K. government has stated that the United Kingdom might join the single currency at a later date. If the United Kingdom adopts the euro, the euro will replace the pound sterling as the United Kingdom’s legal currency and sterling-denominated Notes will be effectively redenominated into euro.

     France and Holland participated in Stage III, and have converted their legacy currencies into the euro. The value of our revenues and assets denominated in euro will therefore decline relative to revenues and assets that are denominated in other currencies, such as the pound sterling or the dollar, if the value of the euro declines.

Premier Foods plc

     In addition, we entered into exchange contracts in January 2003 to purchase $200.0 million in September 2004. This was done to eliminate exchange risk on the $200.0 million Notes and had the effect under U.K. GAAP of fixing the pounds sterling value of the $200.0 million Notes at £129.2 million. A loss of £5.0 million was recorded on entering into these contracts. We have also entered into a coupon swap to fix the pounds sterling value of the interest cash flows on the $200.0 million Notes, which has the effect of converting the interest payments into fixed rate sterling. We intend to redeem the Notes in September 2004.

A. OPERATING RESULTS

     The following table summarizes our results for each of the financial years ended December 31, 2001, 2002 and 2003. The table has been extracted from and should be read in conjunction with our consolidated financial statements included elsewhere in this Annual Report.

     In our consolidated financial statements we have reclassified amounts previously reported for the years ended December 31, 2001, 2002 and 2003. These amounts relate to certain promotional expenditures that would be more appropriately classified as a reduction in “sales” rather than “selling and distribution costs.”

	Year Ended December 31,
		% of		% of		% of
		Total		Total		Total
	2001	Sales	2002	Sales	2003	Sales
	(£ million)	(%)	(£ million)	(%)	(£ million)	(%)
Sales
Continuing operations
Convenience foods, pickles and sauces	334.8	40.0	355.0	41.0	374.6	43.0
Tea and beverages	175.2	20.9	169.0	19.5	143.0	16.4
Spreads and desserts	166.9	19.9	194.3	22.5	217.2	24.9

Grocery products subtotal	676.9	80.9	718.3	83.0	734.8	84.4
Potatoes	155.6	18.6	147.1	17.0	135.8	15.6

Total continuing operations(1)	832.5	99.5	865.4	100.0	870.6	100.0
Discontinued operations	4.1	0.5	0.2	0.0	—	—

Total sales	836.6	100.0	865.6	100.0	870.6	100.0
Cost of sales	(661.8)	(79.1)	(662.6)	(76.5)	(677.2)	(77.8)

Gross profit	174.8	20.9	203.0	23.5	193.4	22.2
Selling and distribution costs	(87.9)	(10.5)	(94.4)	(10.9)	(87.9)	(10.1)
Administrative expenses	(35.6)	(4.3)	(47.9)	(5.5)	(36.9)	(4.2)

Operating profit	51.3	6.1	60.7	7.0	68.6	7.9
Loss on sale or termination of operations	(29.6)	(3.5)	(0.4)	—	—	—
Profit/(loss) on sale of fixed assets	3.4	0.4	(1.6)	(0.2)	2.0	0.2
Net interest payable	(52.7)	(6.3)	(36.4)	(4.2)	(52.1)	(6.0)

Profit/(loss) on ordinary activities before taxation	(27.6)	(3.3)	22.3	2.6	18.5	2.1
Tax charge on profit/(loss) on ordinary activities	(0.9)	(0.1)	(6.0)	(0.7)	(6.3)	(0.7)

Retained profit/(loss) for the financial period	(28.5)	(3.4)	16.3	(1.9)	12.2	1.4

(1)	Discontinued operations relate to: F E Barber Limited (trading as Kingsland Wines and Spirits), which we sold in February 2001; The Horizon Biscuit Company Limited, which we sold in January 2001; and a non-core, non-grocery business, that was put into liquidation in March 2002.

Premier Foods plc

     The following table sets out our sales by geographical origin and geographical market for each of 2001, 2002 and 2003. We have changed sales by geographical origin and sales by geographical market from amounts previously reported due to a reclassification of certain promotional expenditures as a reduction of “sales” rather than “selling and distribution costs” (See Note 2 to the consolidated financial statements included elsewhere in this Annual Report).

	Sales by Geographical Origin
	Year Ended
	December 31,
	2001	2002	2003
	(£ million)
United Kingdom	710.7	746.1	745.2
Mainland Europe	121.8	119.3	125.4

Continuing operations	832.5	865.4	870.6
Discontinued operations	4.1	0.2	—

Total	836.6	865.6	870.6

	Sales by Geographical Market
	Year Ended
	December 31,
	2001	2002	2003
	(£ million)
United Kingdom	699.6	724.6	726.4
Mainland Europe	124.4	129.3	136.1
Other countries	8.5	11.5	8.1

Continuing operations	832.5	865.4	870.6
Discontinued operations	4.1	0.2	—

Total	836.6	865.6	870.6

     “Sales” is the value of sales, excluding transactions with or between wholly owned subsidiaries, after deductions of sales rebates and discounts, value added tax and other sales-related taxes. Sales are recognized upon receipt of confirmation that the goods shipped have been accepted by the customer, where the sales price is fixed and collectability is reasonably assured. Sales are also referred to as “Turnover” in our consolidated financial statements included elsewhere in this Annual Report. We derive our sales principally from selling convenience foods, pickles and sauces, tea and beverages, spreads and desserts, and potatoes. The geographical origin of our sales is primarily the United Kingdom, accounting for 85.4%, 86.2% and 85.6% in 2001, 2002 and 2003, respectively. Our principal geographic market is the United Kingdom, which accounted for approximately 84.0%, 83.7% and 83.4% of the sales of our continuing operations in 2001, 2002 and 2003, respectively. We also sell our products in mainland Europe, which accounted for 14.9%, 14.9% and 15.6% of the sales of our continuing operations in 2001, 2002 and 2003, respectively. Our branded products accounted for approximately 44.0% of our total sales in 2003 and for approximately 52.0% of our grocery products sales in 2003. The remaining sales principally comprised retailer brand and commodity products.

     “Cost of sales” consists of costs directly attributable to manufacturing, including raw materials, labor, energy, other utilities and overhead costs attributable to the manufacturing processes and factories. Our principal raw materials include packaging materials, sugar, cocoa and certain cocoa-related products, tea, glucose, fats, honey, peanuts, dairy products, seasonal and non-seasonal fruit and vegetables, dried pulses, tomato paste and meat. Manufacturing overheads include plant supervision and management costs, technical and engineering support costs, costs for the storage of our raw material and finished goods inventory, health and safety compliance costs, maintenance and insurance costs, quality control costs and depreciation relating to manufacturing equipment.

     “Selling and distribution costs” consist of selling costs, which include advertising, direct and indirect marketing, shipping and handling costs, certain costs of promotions and labor and overhead costs attributable to the sales function. Distribution costs include freight, labor and overhead costs attributable to the distribution function.

     “Administrative expenses” comprise labor and costs directly attributable to the finance, human resources, procurement, information technology and general management functions including amortization and depreciation relating to non-manufacturing equipment.

     “Net interest payable” principally comprises interest paid on our Notes, our Senior Credit Facility, our Acquisition Facility, and overdrafts less interest receivable on cash deposits. Also included in our interest expense is the amortization of the debt issuance costs and exchange gains or losses on our U.S. dollar-denominated Notes.

Premier Foods plc

     “Tax credit” principally comprises income taxes to which we are subject in the various countries in which we have operations. We have a relatively low tax level when compared with our peers, due to the comparatively high level of debt that we have in our capital structure. Hence, we are charged a correspondingly higher level of interest and this, in turn, reduces our profits subject to tax. We attempt to minimize the tax payable in each jurisdiction by using appropriate tax strategies. Our current high level of leverage, and hence interest payable, reduces the amount of tax payable on our operating profit. The amount of tax we pay is likely to increase as we repay our debt and hence reduce our net interest payable, because interest is tax deductible. In addition, we intend to redeem our Notes in September 2004. Despite this expectation, we cannot assure you that such redemption will occur as planned.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Sales

     Sales were £870.6 million for 2003, an increase of £5.0 million, or 0.6%, as compared to £865.6 million for 2002. The primary reasons for the increase in sales are discussed below.

Continuing Operations

     Sales by our continuing operations were £870.6 million for 2003, an increase of £5.2 million, or 0.6%, as compared to £865.4 million for 2002. The primary reasons for the increase in sales are discussed below.

     Convenience Foods, Pickles and Sauces. Sales by our convenience foods, pickles and sauces segment were £374.6 million for 2003, an increase of £19.6 million, or 5.5%, as compared to £355.0 million for 2002. The increase in sales was principally due to additional sales from Nestlé which contributed for a full 12 months in 2003, compared to only seven months in 2002. In addition, sales volumes in our Loyd Grossman range of sauces continued to increase. Sales growth was also achieved through new product developments, including the successful launches of Branston sour pickles and Loyd Grossman and Waistline soups. These improvements were offset in part by a reduction in convenience food sales, principally because of the prolonged hot summer in the United Kingdom.

     Tea and Beverages. Sales by our tea and beverages segment were £143.0 million for 2003, a decrease of £26.0 million, or 15.4%, as compared to £169.0 million for 2002. The decrease in our tea sales during 2003 was principally due to our strategy to exit selectively from low-margin contracts in the retailer brand tea market. The decrease was also due to a decrease in both retailer brand and branded tea and beverage sales as a result of prolonged hot weather during the summer months of 2003 in the United Kingdom.

     Spreads and Desserts. Sales by our spreads and desserts segment were £217.2 million for 2003, an increase of £22.9 million, or 11.8%, as compared to £194.3 million for 2002. The increase in sales was principally due to additional sales from Nestlé, which contributed for a full 12 months in 2003, compared to only seven months in 2002. Following the acquisition of Ambrosia on December 1, 2003, sales of Ambrosia and Brown & Polson products have been reported within the spreads and desserts product segment. Ambrosia contributed sales of £5.2 million during December 2003.

     Potatoes. Sales by our potatoes segment were £135.8 million for 2003, a decrease of £11.3 million, or 7.7%, as compared to sales of £147.1 million for 2002. The decline in sales resulted from a significant price decrease in the market price of potatoes during the first half of the year and continued pricing pressure from the major retailers.

Discontinued Operations

     There were no discontinued operations in 2003. The £0.2 million of sales by discontinued operations in 2002 represents sales made by a non-core, non-grocery business, that was put into liquidation in March 2002.

Cost of Sales

     Cost of sales were £677.2 million for 2003, an increase of £14.6 million, or 2.2%, as compared to £662.6 million for 2003. The increase in cost of sales was principally additional cost of sales from the inclusion of Nestlé for a full 12 months in 2003, compared to only seven months in 2002, partly offset by a reduction in the costs of sales in our potatoes segment due to the lower market price of potatoes during 2003, compared to 2002. Cost of sales as a percentage of total sales increased from 76.5% to 77.8% for 2002 and 2003, respectively. This increase was principally due to pricing and quality issues experienced by our potatoes business, the impact of higher cocoa prices in our beverages business and additional depreciation of manufacturing equipment on our Hadfield plant, prior to its closure. Cost of sales before operating exceptional items were £667.8 million for 2003, an increase of £14.0 million, or 2.1%, as compared to £653.6 million for 2002.

Premier Foods plc

Gross Profit

     Gross profit was £193.4 million for 2003, a decrease of £9.6 million, or 4.7%, as compared to £203.0 million for 2002. Gross margin including Nestlé decreased to 22.2% in 2003 from 23.5% in 2002. These decreases in gross profit and gross profit margin were primarily due to the trends discussed above. Gross profit before operating exceptional items was £202.8 million for 2003, a decrease of £9.0 million, or 4.2%, as compared to £211.8 million for 2002.

Selling and Distribution Costs

     Selling and distribution costs were £87.9 million for 2003, a decrease of £6.5 million, or 6.9%, compared to £94.4 million for 2002. The principal cause of the decrease in selling and distribution costs was a result of lower account marketing costs. This reduction was due to a combination of the elimination of costs previously incurred on the retailer brand tea contracts from which we exited, a reduction in account marketing as a consequence of our response to the sales volume decline in some of our business categories during the hot summer months and improved efficiency of our marketing spend. Selling and distribution costs before operating exceptional items were £86.5 million for 2003, a decrease of £6.6 million or 7.1%, compared to £93.1 million for 2002.

Administrative Expenses

     Administrative expenses were £36.9 million for 2003, a decrease of £11.0 million, or 23.0%, as compared to £47.9 million for 2002. This decrease was principally due to a reduction in the charge and a write-back of previous-year accruals for performance-related payments to employees and the release of accruals made in respect of a number of unresolved issues relating to transitional arrangements on the acquisition of Nestlé. These matters were resolved in early 2003. Administrative expenses before amortization and operating exceptional items were £27.4 million for 2003, a decrease of £7.0 million, or 20.3%, as compared to £34.4 million for 2002.

Operating Profit

     Operating profit was £68.6 million for 2003, an increase of £7.9 million, or 13.0%, as compared to £60.7 million for 2002. The principal causes of the increase in operating profit before operating exceptional items have been detailed above. Operating margin increased to 7.9% for 2003 from 7.0% for 2002. Operating profit before amortization and operating exceptional items was £88.9 million for 2003, an increase of £4.6 million, or 5.5%, as compared to £84.3 million for 2002.

Amortization of Intangible Assets

     Amortization of intangible assets amounted to £7.1 million and £4.2 million in 2003 and 2002, respectively; the increase primarily reflects a full year of amortization in relation to the goodwill arising on the acquisition of Nestlé in May 2002.

Amortization of Pension Prepayments

     Amortization of pension prepayments amounted to £2.4 million and £2.6 million in 2003 and 2002, respectively. This charge arises when the net defined benefit pensions expense for the period exceeds the cash contribution paid in respect of that period.

Operating Exceptional Items

     Operating exceptional items of £10.8 million were incurred in 2003, compared to £16.8 million in 2002. Operating exceptional items of £10.8 million in 2003 comprised the following principal items:

•	£7.4 million in relation to closure of the Hadfield factory and the transfer of spreads and pickles production to our Histon and Bury St. Edmunds sites, respectively;

•	£1.5 million in relation to the integration of production from our North Walsham convenience foods factory into our convenience foods factories at Wisbech and Long Sutton; the North Walsham factory was closed in the fourth quarter of 2002;

•	£0.8 million in relation to the reorganization of our distribution arrangements;

•	£0.6 million in relation to the reorganization of our sales function; and

•	£0.5 million in relation to further restructuring of our French spreads and desserts business following the integration of the French biscuit distribution company.

Premier Foods plc

     Operating exceptional items in 2002 were £16.8 million and include the following principal items:

•	£3.8 million in relation to reductions in manning and changes to shift patterns at our Moreton tea factory;

•	£3.0 million of costs relating to the closure of our Histon and Hampstead administrative functions and the relocation of our principal administrative office to St Albans;

•	£2.4 million of costs relating to the closure of our Nelsons spreads factory in Aintree and the relocation of production to our Histon spreads factory;

•	£2.2 million of costs relating to the Nestlé acquisition and the subsequent integration of its administrative functions with those of Premier;

•	£2.1 million of costs relating to the closure of our North Walsham convenience foods factory. This factory was closed in the fourth quarter of 2002 and the production integrated into our convenience foods factories at Wisbech and Long Sutton; and

•	£2.1 million in relation to further restructuring of our French spreads and desserts business following the integration of our French biscuit distribution company.

Group Operating Profit

     Group operating profit was £68.6 million for 2003, an increase of £7.9 million, or 13.0%, as compared to £60.7 million for 2002. The principal causes of the increase in operating profit are discussed above.

Loss on Sale or Termination of Operations

     There was no loss on sale or termination of operations in 2003. In 2002, we incurred a loss of £0.4 million in relation to the liquidation of a non-core, non-grocery business.

Profit/(Loss) on Sale of Fixed Assets

     Profit on sale of fixed assets was £2.0 million for 2003, an increase of £3.6 million, as compared to a £1.6 million loss in 2002. The profit in 2003 comprised a profit on disposal of surplus properties of £3.1 million, partially offset by a loss on disposal of other fixed assets of £1.1 million. The loss in 2002 comprised a loss on disposal of surplus properties and other fixed assets.

Net Interest Payable

     Net interest payable was £52.1 million for 2003, which comprised £5.7 million of amortization charges on our debt issuance costs, £5.0 million of exchange losses recognized on our entering into derivative contracts which had the impact of fixing the pound sterling value of the U.S. dollar-denominated Notes at £129.2 million and a net £41.4 million payable on the Notes, our Senior Credit Facility and other borrowings and cash. Net interest payable was £36.4 million for 2002, which comprised £6.3 million of amortization charges on our debt issuance costs, £13.2 million of exchange gains on the translation of the principal amount of the U.S. dollar-denominated Notes and a net £43.3 million payable on the Notes, our Senior Credit Facility, and other borrowings and cash. The decrease of net interest payable in 2003 on the Notes, our Senior Credit Facility and other borrowings and cash was principally due to an increase of £1.8 million of interest income earned on our cash deposits and a decrease in market interest rates applicable to our Senior Credit Facility, offset by an increase in interest payable on the additional Acquisition Facility.

Profit on Ordinary Activities Before Taxation

     Profit on ordinary activities before taxation was £18.5 million for 2003, as compared to a profit of £22.3 million for 2002. This decrease was due to the net effect of the factors described above.

Tax Charge on Profit/(Loss) on Ordinary Activities

     The tax charge on profit on ordinary activities was £6.3 million for 2003, as compared to £6.0 million for 2002.

Retained Profit/(Loss) for the Financial Period

     Retained profit for the financial period was £12.2 million, a decrease of £4.1 million, as compared to a retained profit for 2002 of £16.3 million. This decrease resulted primarily from the factors described above.

Premier Foods plc

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Sales

     Total sales were £865.6 million for 2002, an increase of £29.0 million, or 3.5%, as compared to sales for 2001 of £836.6 million. The primary reasons for the increase in sales are discussed below.

Continuing Operations

     Sales by our continuing operations were £865.4 million for 2002, an increase of £32.9 million, or 4.0%, as compared to £832.5 million for 2001. This increase was primarily due to the acquisition of Nestlé and Nelsons and increased sales volumes generally, partially offset by pricing pressure on potatoes and our exit from certain low-margin retailer brand tea contracts.

     Convenience Foods, Pickles and Sauces. Sales of convenience foods, pickles and sauces were £355.0 million for 2002, an increase of £20.2 million, or 6.0%, as compared to £334.8 million for 2001. This increase primarily reflected sales by Nestlé, acquired in May 2002. Excluding Nestlé, sales in our existing business decreased primarily as a result of a general market decline and our exit from certain low-margin convenience foods retailer brand contracts.

     Tea and Beverages. Sales by our tea and beverages segment were £169.0 million for 2002, a decrease of £6.2 million, or 3.5%, as compared to sales of £175.2 million for 2001. This decrease was primarily due to lower tea sales during 2002 resulting from our exit from certain low-margin contracts in the retailer brand tea market. This decrease was partially offset by growth in sales of our cocoa-based beverages business and Typhoo brand through the major multiple retailers and the effect of full year reporting of Lift, which we acquired in September 2001.

     Spreads and Desserts. Sales by our spreads and desserts segment were £194.3 million for 2002, an increase of £27.4 million, or 16.4%, as compared to sales of £166.9 million for 2001. The acquisition of Nestlé contributed sales from the acquisition in May to year-end. The remaining increase in sales was principally due to Nelsons contributing to sales for a full 12 months in 2002 as compared to three months in 2001.

     Potatoes. Sales by our potatoes segment were £147.1 million for 2002, a decrease of £8.5 million, or 5.5%, as compared to sales of £155.6 million for 2001. This decrease was due primarily to the decline in market price in potatoes and was partially offset by increased sales volumes.

Discontinued Operations

     Sales of discontinued operations in 2002 were £0.2 million, which represents sales made by a non-core, non-grocery business, which was put into liquidation in March 2002. Sales of discontinued operations in 2001 consist of £2.2 million sales made by a non-core, non-grocery business which was put into liquidation in March 2002 and £1.9 million of sales in respect of F E Barber, our wines and spirits business, which was sold at the start of February 2001.

Cost of Sales

     Cost of sales were £662.6 million for 2002, an increase of £0.8 million, or 0.1%, as compared to £661.8 million for 2001. The increase in cost of sales was primarily due to seven months of costs of sales in relation to the Nestlé business and a full year’s cost of sales from the acquisitions made in 2001, offset by the exit from a number of low-margin convenience foods and tea retailer brand contracts, and a reduction in the market price of potatoes decreasing cost of sales in our potato segment. Cost of sales as a percentage of total sales decreased from 79.1% to 76.5% in 2001 and 2002, respectively. This decrease resulted primarily from the inclusion of the higher-margin Nestlé business as well as the exit from the low-margin convenience foods and tea retailer brand contracts and the decrease in sales by our potato business, both served to reduce sales while the gross profit in value terms remained relatively unchanged. Cost of sales before operating exceptional items were £653.8 million for 2002, a decrease of £7.1 million, or 1.1%, as compared to £660.9 million for 2001.

Gross Profit

     Gross profit was £203.0 million for 2002, an increase of £28.2 million, or 16.1%, as compared to £174.8 million for 2001. Gross profit margin including Nestlé increased to 23.5% in 2002 from 20.9% in 2001. The increases in gross profit and gross profit margin were primarily due to the trends discussed above. Gross profit before operating exceptional items was £211.8 million for 2002, an increase of £36.1 million, or 20.5%, as compared to £175.7 million for 2001.

Selling and Distribution Costs

     Selling and distribution costs were £94.4 million in 2002, an increase of £6.5 million, or 7.4%, as compared to £87.9 million for 2001. The principal cause of the increase was the acquisition of Nestlé.

Premier Foods plc

Selling and distribution costs before operating exceptional items were £93.1 million for 2002, an increase of £7.8 million, or 9.1%, as compared to £85.3 million for 2001.

Administrative Expenses

     Administrative expenses were £47.9 million for 2002, an increase of £12.3 million, or 34.6%, as compared to £35.6 million in 2001. The principal cause of the increase related to Nestlé, which incurred administrative expenses from the acquisition in May to year-end. The remaining increases in expenditure principally resulted from an increase in the bonus payable to our employees. Administrative expenses before amortization and operating exceptional items were £34.4 million for 2002, an increase of £10.0 million, or 41.0%, as compared to £24.4 million for 2001.

Operating Profit

     Operating profit was £60.7 million, an increase of £9.4 million, or 18.3%, as compared to £51.3 million in 2001. The principal cause of the increase in operating profit was the acquisition of Nestlé in May 2002. Operating margin increased to 7.0% for 2002 from 6.1% for 2001. This improvement in operating margins reflects the increase in gross profit partly offset by the additional selling and distribution and administrative expenditure. Operating profit was £84.3 million for 2002, an increase of £18.3 million, or 27.7%, as compared to £66.0 million for 2001.

Amortization of Intangible Assets

     Amortization of intangible assets of £4.2 million and £0.5 million was incurred in 2002 and 2001 respectively. This increase primarily reflects amortization in relation to the Nestlé acquisition in May 2002 and a full year’s amortization of goodwill and trademarks in relation to the Lift and Nelsons’ acquisitions.

Amortization of Pension Prepayments

     Amortization of pension prepayments in 2002 and 2001 was £2.6 million and £2.0 million, respectively, which arose from the net defined benefit pensions expense exceeding the cash contributions paid.

Operating Exceptional Items

     Operating exceptional items of £16.8 million were incurred in 2002, compared to £12.2 million in 2001. Operating exceptional items of £16.8 million in 2002 include the following principal items:

•	£3.8 million in relation to reductions in manning and changes to shift patterns at our Moreton tea factory;

•	£3.0 million of costs relating to the closure of our Histon and Hampstead administrative functions and the relocation of our principal administrative office to St. Albans;

•	£2.4 million of costs relating to the closure of our Nelsons spreads factory in Aintree and the relocation of production to our Histon spreads factory;

•	£2.2 million of costs relating to the Nestlé acquisition and the subsequent integration of its administrative functions with those of Premier;

•	£2.1 million of costs relating to the closure of our North Walsham convenience foods factory. This factory was closed in the fourth quarter of 2002 and the production integrated into our convenience foods factories at Wisbech and Long Sutton; and

•	£2.1 million in relation to further restructuring of our discontinued French spreads and desserts business following the integration of our French biscuit distribution company.

     Operating exceptional items in 2001 were £12.2 million and comprised the following principal items:

•	£4.5 million in relation to the transfer of administration functions from our Moreton site to our Histon and Long Sutton sites. This charge includes the redundancy costs of approximately 165 administration staff;

•	£3.5 million in relation to the restructuring of production facilities, principally the integration of the SonA production facilities into our existing facilities at Long Sutton, Wisbech and Bury, and the closure and sale of the SonA site. This charge includes the redundancy costs of approximately 130 production and administration staff; and

Premier Foods plc

•	£4.2 million in relation to the restructuring of distribution arrangements, principally relating to the integration of our French biscuit distribution operations into our French spreads and desserts business.

Group Operating Profit

     Group operating profit was £60.7 million for 2002, an increase of £9.4 million, or 18.3%, as compared to £51.3 million for 2001. The principal causes of the increase in operating profit are described above.

Loss on Sale or Termination of Operations

     Loss on sale or termination of operations was £0.4 million for 2002, a decrease of £29.2 million, as compared to a £29.6 million loss for 2001. The loss in 2002 was due to the liquidation of a non-core, non-grocery subsidiary. The loss in 2001 was due to a loss on disposal of The Horizon Biscuit Company Limited of £25.5 million (including the write-off of £53.0 million of goodwill that had previously been written off to reserves) and a loss on disposal of F E Barber Limited of £4.1 million.

Profit/(Loss) on Sale of Fixed Assets

     Loss on sale of fixed assets was £1.6 million for 2002, a decrease of £5.0 million, as compared to a £3.4 million profit in 2001. These losses mainly relate to disposals of surplus properties and other fixed assets.

Net Interest Payable

     Net interest payable was £36.4 million for 2002, which comprised £6.3 million of amortization charges on our debt issuance costs, £13.2 million of exchange gains on the translation of the principal amount of the U.S. dollar-denominated Notes and a net £43.3 million payable on the Notes, our Senior Credit Facility and other borrowings and cash. Net interest payable was £52.7 million for 2001, which comprised £7.5 million of amortization charges on our debt issuance costs, £3.6 million of exchange losses on the translation of the principal amount of the U.S. dollar-denominated Notes and a net £41.6 million payable on the Notes, our Senior Credit Facility and other borrowings and cash. The increase of net interest payable in 2002 on the Notes, our Senior Credit Facility and other borrowings and cash was principally due to the additional debt raised under our Senior Credit Facility to fund the Nestlé acquisition offset by a reduction in debt through cash generated from our operating activities, a decrease in market interest rates applicable to our Senior Credit Facility.

Profit/(Loss) on Ordinary Activities Before Taxation

     Profit on ordinary activities before taxation was £22.3 million for 2002, an increase of £49.9 million, compared to a £27.6 million loss for 2001.

Tax Charge on Profit/(Loss) on Ordinary Activities

     The tax charge on profit on ordinary activities was £6.0 million for 2002, as compared to a tax charge on loss on operating activities of £0.9 million for 2001.

Retained Profit/(Loss) for the Financial Period

     Retained profit for the financial period was £16.3 million for 2002, an increase of £44.8 million, as compared to a loss for 2001 of £28.5 million.

SIGNIFICANT ACCOUNTING POLICIES

     Our accounting policies are described in Note 1 to our consolidated financial statements included elsewhere in this Annual Report. Certain of our accounting policies require the application of judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature these judgments are subject to an inherent degree of uncertainty. These judgments are based on our historical experience, terms of existing contracts, our observance of trends in the industry, information provided by our customers and information available from other outside sources as appropriate. Our significant accounting policies include:

     Sales Rebates and Discounts. Our over-rider discounts and customer rebates reserve is established on our best estimate of the amounts necessary to meet claims made by our customers in respect of these discounts and rebates. Provision is made at the time of sale and released, if unutilized, after assessment of the likelihood of such a claim being made.

Premier Foods plc

     Pension Benefits. The determination of our obligation and expense for pension benefits is dependent on our selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in Note 6 to our consolidated financial statements included elsewhere in this Annual Report and include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation. In accordance with both U.K. and U.S. GAAP, actual results that differ from our assumptions are accumulated and amortized over future periods and therefore, generally affect our recognized expense and recorded obligation in such future periods. We are guided in selecting our assumptions by our independent actuaries and, while we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension obligations and our future pensions expense.

     Tax Provisioning. Premier estimates amounts due to tax authorities both in the United Kingdom and overseas jurisdictions based on profit before tax multiplied by the standard rate of corporation tax adjusted for estimated disallowable expenditure, non-taxable income and timing differences. The provision for outstanding tax exposures is reassessed as queries are resolved with local tax authorities.

     Deferred Taxes. Management judgment is required in determining our provision for income taxes, deferred tax assets and liabilities and the extent to which deferred tax assets can be recognized. We recognize deferred tax assets if it is probable that sufficient taxable income will be available in the future against which the temporary differences and unused tax losses can be utilized. We have considered future taxable income and tax planning strategies in assessing whether deferred tax assets should be recognized.

     Valuation of Goodwill, Intangible and Other Fixed Assets. Under U.K. GAAP, our accounting policy is to amortize property, plant and equipment, goodwill and intangible assets over their estimated useful lives. Estimated useful lives are based on management’s estimates of the period that the assets will generate revenue. For the differences between U.K. GAAP and U.S. GAAP accounting policies in respect of the valuation of goodwill, intangible assets and other fixed assets see Note 24 to the consolidated financial statements included elsewhere in this Annual Report. We additionally consider whether any of the property, plant and equipment, goodwill and intangible assets may have become impaired whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. Factors considered important which could trigger an impairment review include the following:

•	under-performance relative to historical or projected future operating results;

•	changes in the manner of use of the assets or the strategy for the overall business; and

•	negative industry or economic trends.

     When we determine that the carrying value of the asset concerned may have been impaired, we record an impairment charge. The impairment charge is determined by estimating the recoverable value of the asset using an appropriate method for that asset.

Certain Differences Between U.K. GAAP and US GAAP

     U.K. GAAP differs in certain significant respects from U.S. GAAP. The differences applicable to us principally relate to goodwill amortization, pensions, derivative financial instruments and deferred taxation. A summary of the significant differences as they affect us are set out in Note 24 to the consolidated financial statements included elsewhere in this Annual Report.

Recent Accounting Pronouncements

     A summary of the recent accounting standards as they affect us are set out in Note 24 of the Notes to our consolidated financial statements included in this Annual Report.

B. Liquidity and Capital Resources

     Our primary sources of liquidity are cash flow from operations and borrowings under our Senior Credit Facility.

CASH FLOW

Net Cash Flow from Operating Activities

     Net cash flow generated from operating activities for the year ended December 31, 2003 was an inflow of £43.5 million, an increase of £11.1 million over the net cash inflow from operating activities of £32.4 million for 2002, and an increase of £14.7 million over net cash inflow from operating activities of £81.7 million for 2001. The table below analyzes the increase in net cash flow generated from operating activities:

Premier Foods plc

	Year Ended December 31
	2001	2002	2003
	(£ million)
Operating profit before exceptional items	64.3	77.6	79.4
Depreciation and amortization	18.6	25.6	32.9
Working capital movements	13.1	8.9	11.3
Exceptional items	(14.3)	(13.3)	(10.9)

Net cash inflow from operating activities after capital expenditure	81.7	98.8	112.7
Capital expenditure	(12.8)	(15.1)	(21.0)

Net cash inflow from operating activities after capital expenditure	68.9	83.7	91.7
Interest	(40.1)	(43.6)	(43.0)
Taxation	(1.5)	(1.3)	(0.1)

Net cash inflow from operating activities after capital expenditure, interest and taxation	27.3	38.8	48.6

     Historically, our cash flows from operating activities have been largely stable with variances resulting from the timing of the receipt of payment from major customers and payments to major suppliers, and from capital and other expenditures relating to the execution of our restructuring programs. Operating profits have improved from 2001 to 2003 through increased sales and cost reductions. The increase in depreciation and amortization for continuing operations results from the amortization of goodwill recognized on the acquisition of Nestlé and Ambrosia. Improvements in working capital management have generated cash inflows in each of 2001, 2002 and 2003.

Capital Expenditure and Financial Investment

     We incurred capital expenditure of £27.3 million, £17.3 million and £20.1 million in 2003, 2002 and 2001, respectively. We believe that our manufacturing facilities are generally in good condition; however, we have identified a number of projects to both improve our manufacturing efficiency and support our new product development program. We have budgeted to spend £25.0 million on capital expenditure on these projects in 2004. Upon completion of these projects we expect capital expenditure to decrease as a percentage of sales.

     We expect to fund future capital expenditure from our operating activities, and borrowings under the Senior Credit Facility which places a limit on permitted capital expenditure of £21.8 million for 2004 and for each year thereafter. It is our intention to utilize the remaining £5.1 million of the £10.0 million additional expenditure basket permitted by the Senior Credit Facility to cover capital expenditure in 2004. This additional expenditure basket permits us to spend up to £10.0 million in total on capital expenditure, over and above the annual financial limits prescribed in the Senior Credit Facility.

Servicing of Finance

     Interest payments on the Notes and interest and principal payments under our Senior Credit Facility represented significant cash requirements for us. Borrowings under the Senior Credit Facility and the Acquisition Facility bore interest at floating rates and require interest payments on varying dates. Borrowings under the Senior Credit Facility as of December 31, 2003 consisted of £187.4 million under the Term A Facility and £64.7 million under the Term B Facility. Borrowings under the Acquisition Facility at December 31, 2003 were £75.0 million.

     As of December 31, 2003, the total debt relating to our Notes was £204.2 million, comprising £75.0 million under the pound sterling-denominated Notes and £129.2 million under the U.S. dollar-denominated Notes. We had a further £9.3 million interest-free loan from an affiliated company. On June 23, 2004, we announced that we expect to redeem the Notes on or after their first call date, September 1, 2004. Despite this expectation, we cannot assure you that such redemption will occur as planned.

     The table below sets out the maturity schedule of our net debt at December 31, 2003, but does not take into account our intended redemption of the Notes in September 2004.

     We have significant debt service and repayment obligations under the Senior Credit Facility and the Notes. The maturity profile of our Notes, secured credit facilities, other debt and payments due under our finance and operating leases is set out in the table below.

Premier Foods plc

	The	Term A	Term B	Acquisition	Other	Finance
	Notes	Facility	Facility	Facility	Debt	leases	Total Debt
				(£ millions)
Maturing in:
Less than 1 year.	—	34.2	—	—	10.3	0.1	44.6
1 to 2 years	—	47.5	—	—	—	—	47.5
2 to 3 years	—	49.4	—	—	—	—	49.4
3 to 4 years	—	56.3	—	—	—	—	56.3
4 to 5 years	—	—	64.7	—	—	—	64.7
More than 5 years	204.2	—	—	75.0	9.4	—	288.6

Total	204.2	187.4	64.7	75.0	19.7	0.1	551.1

     Our primary sources of liquidity are cash flow from operations and borrowings under the Senior Credit Facility.

     During the year ended December 31, 2003 and from January 1, 2004 to June 30, 2004, we were not in default of any of the covenants imposed by the Indenture, the Senior Credit Facility or the Acquisition Facility.

     On May 10, 2004, we made the following announcement:

     “In response to press reports, Premier Foods plc announces that it continues to explore strategic alternatives, including transactions such as a potential leveraged recapitalization or a potential equity offering. No decisions have been taken as to whether or when any such transaction might take place”.

C. Research and Development, Patents and Licenses, etc.

     Premier engages in continuing research and development to maintain the appeal of our current products and develop new innovative products for the consumer. We spent £0.4 million, £1.0 million and £0.9 million in 2001, 2002 and 2003, respectively, on research and development activities. Research and development expenditure is expensed in the year in which it is incurred.

D. Trend Information

Current Trading and Prospects

     Since December 31, 2003, trading in our grocery business has developed favorably and in line with expectations. Sales in our convenience foods, pickles and sauces segment have grown as a result of the development of our Loyd Grossman branded products and our entry into a number of new retailer brand contracts. Sales in our tea and beverages sector are in line with expectation. Our spreads and desserts sales continue to be favorably impacted by the inclusion of sales from our recently acquired Ambrosia brand.

     The difficult trading conditions experienced by our potato business MBM over the last half of 2003 and the first quarter of 2004, which resulted from the poor 2003 harvest, continue. Trading prospects for this business over the remainder of the year will depend upon the outcome of the 2004 potato crop.

     Taking these factors into account, the directors are confident about the trading prospects of the Group for the current financial year ending on December 31, 2004.

     See also trend information in Item 4. “Information on the Company — Business Overview — Industry” and Item 5. “Operating and Financial Review and Prospectus — Significant Factors Affecting our Operating Results — Industry Factors.”

E. Off-Balance Sheet Arrangements

     We do not have material off-balance sheet arrangements, other than derivative instruments described in note 20 to our consolidated financial statements included elsewhere in this Annual Report. We use these derivative financial instruments solely to manage commercial and financial risk.

Premier Foods plc

F. Tabular Disclosure of Contractual Obligations

     The table below summarizes our contractual obligations, and the effect such obligations are expected to have on our liquidity and cash flow in future periods, as of December 31, 2003, but does not take into account our intended redemption of the Notes in September 2003.

			Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(£ millions)
Contractual Obligations
Debt obligations (net of debt issuance costs)	537.5	39.8	91.4	117.9	288.4

Finance lease obligations	0.1	0.1	—	—	—
Operating lease obligations	12.2	3.9	4.1	2.0	2.2
Capital commitments	5.0	5.0	—	—	—
Pension obligations	21.9	6.9	15.0	—	—
Purchase obligations(1)	90.3	43.6	45.5	1.0	0.2
Other long-term liabilities reflected on the Group’s balance sheet	0.2	—	—	—	0.2

Total	667.2	99.3	156.0	120.9	291.0

(1) Purchase obligations include commitments to purchase commodities, raw materials and packaging (including cans).

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

     The following sets forth names, dates of birth and positions of the persons who currently serve as our directors and executive officers.

Name	Date of Birth	Position Held
Robert Schofield	February 4, 1952	Director, Chief Executive
John R. Muse	February 24, 1951	Director
Lyndon Lea	January 13, 1969	Director
Paul Thomas	December 30, 1955	Director, Finance Director
Luca Velussi	November 7, 1969	Director
Stephen Alexander	December 12, 1955	Non-Executive Director
C. Dean Metropoulos	May 5, 1946	Non-Executive Chairman
(resigned on May 13, 2004)

     Robert John Schofield joined Premier in 2001 to assume responsibility for the Premier branded business. He was appointed Chief Executive in January 2002. Prior to joining Premier, Mr. Schofield was employed by United Biscuits plc from 1986 to 2001. At United Biscuits plc he served as Managing Director for McVities U.K. from 1995 to 2001. From 1999 to 2001, Mr. Schofield was also Managing Director for United Biscuits UK, and directed both the McVities and KP Foods businesses. Mr. Schofield had previously acted as Deputy Managing Director, taking responsibility for all operational aspects of the business, and Manufacturing Director, for McVities. Prior to working for United Biscuits plc, Mr. Schofield spent eight years with Nestlé International in the Far East, between 1979 and 1986. Mr. Schofield graduated with Honors from the University of East Anglia in 1973 and completed postgraduate studies at IMD in Switzerland in 1994.

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

     Lyndon Lea is a partner of Hicks Muse and has been with Hicks Muse since 1998. He currently serves on the boards of Yell Group plc, HMTF Furniture Limited (which wholly owns Christie Tyler Limited) and various Cayman limited companies which wholly own Aster City Cable and Burton’s Foods Group Limited. Prior to joining Hicks Muse, Mr. Lea served at Glenisla, which was then the European affiliate of Kohlberg Kravis Roberts & Co. He previously served in the investment banking division of Schroders in London and in

Premier Foods plc

the mergers and acquisitions department of Goldman Sachs in New York. He received his BA Honors in Business Administration from the University of Western Ontario, Canada.

     Paul Thomas joined Premier in 2002 as Finance Director. Prior to joining Premier, Mr. Thomas served as Finance Director with Coors Brewers (formerly Bass Brewers) from 1994, having previously served in that role at Bass Leisure from 1988 to 1994. Previously, Mr. Thomas was the Director of Planning and Business Development in the retail division of Grand Metropolitan plc from 1987 to 1988, prior to which Mr. Thomas held the role of Finance Director for Hampshire Bus Co Ltd for a year and held managerial finance positions at Thorn EMI Screen Entertainment Ltd and Khedivial Mail Line GmbH. Mr. Thomas commenced his career at Robson Rhodes where he qualified as a chartered accountant. Mr. Thomas graduated with Honors from Birmingham University and completed postgraduate studies at Cambridge University.

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

     C. Dean Metropoulos became Non-Executive Chairman of Premier in January 2002, prior to which he served as Premier’s Executive Chairman from September 1999 to January 2002. Mr. Metropoulos is currently Chairman of the Board and Chief Executive Officer of Pinnacle Foods Corporation, a food manufacturer. Mr. Metropoulos served as Chairman of the Board and Chief Executive Officer of International Home Foods, Inc. from November 1996 to June 2000, and the Chief Executive Officer of Metropoulos & Co., a management services company. From 1983 through 1993, Mr. Metropoulos served as President and Chief Executive Officer of Stella Foods, Inc. In 1994, Mr. Metropoulos became Chairman and Chief Executive Officer of the Morningstar Group. Previously, Mr. Metropoulos served in a variety of U.S. and international executive positions with GTE Corporation, including Vice President and General Manager – Europe and Vice President and Controller of GTE International. Mr. Metropoulos resigned on May 13, 2004. We are currently in the process of recruiting a new Non-Executive Chairman.

Senior Management

     The Company’s senior management team (in addition to the Executive Directors listed above), their dates of birth and positions are as follows:

Name	Date of birth	Position
Ian Christopher Croxford	2 April 1958	Operations Director
Howard Paul Beveridge	14 November 1960	Marketing Director
Stephen Thomas Bolton	15 October 1964	Managing Director of MBM
Ian York	22 May 1959	Sales Director

     Ian Croxford joined Premier in 2003 as Operations Director. Prior to joining Premier, he served as the Managing Director for John Dewars Whiskey, a former subsidiary of Diageo, since purchased by Bacardi. Previously, Mr. Croxford held senior management roles in a number of the leading food and beverage companies, including Associated British Foods, Allied Lyons, Tate & Lyle and Diageo. He graduated with Honors in Applied Biology from Liverpool Polytechnic.

     Howard Beveridge joined Premier in 2002 as Marketing Director. Prior to joining Premier, he held senior marketing roles at Barclaycard and at BUPA Hospitals, where he served as Marketing Director, Mr. Beveridge previously held marketing positions with a number of major blue chip manufacturing companies including Tube Investments, Cadbury Schweppes and United Biscuits. Mr. Beveridge is a graduate of Oxford University.

     Stephen Bolton joined Premier in 2002 as Commercial Director and has since been appointed as Managing Director of MBM. Prior to joining Premier, Mr. Bolton served as Marketing Director at Jeyes U.K. Ltd. His early marketing and commercial management career included periods with Philips, Sara Lee and Addis Housewares. Mr. Bolton graduated from Trinity College, Dublin in 1984.

     Ian York joined Premier in 1994 as General Sales Manager for the Canned Foods division. His role has subsequently expanded to include responsibility for all U.K. sales activities across the entire Premier business. He was appointed Group Sales Director in 2001. Previously, Mr. York held a variety of positions specializing in the U.K. grocery market with Quaker Oats Ltd., Associated British Foods and Blue Crest.

Premier Foods plc

B. Compensation

     The aggregate compensation paid to all of our directors and executive officers for services in such capacities was £0.6 million (2002: £2.2 million, 2001: £2.6 million) for the year, including £nil (2002: £1.0 million, 2001: £0.8 million) of compensation for loss of office. Retirement benefits accrue to two directors under defined benefit schemes. The highest-paid director was paid £0.3 million (2002: £0.5 million, 2001: £1.0 million). The accrued pension in respect of this director was £0.0 million (2002: £0.0 million, 2001: £0.0 million). Robert Schofield and Paul Thomas are compensated by Premier. John Muse, Lyndon Lea and Luca Velussi receive no compensation from Premier or Premier Holdings. Dean Metropoulos and Stephen Alexander are compensated by an affiliate of Hicks Muse.

     See also note 6 to our consolidated financial statements included elsewhere in this Annual Report.

C. Board Practices

Board Composition

     The board of directors of Premier meets on a quarterly basis to review performance and future strategy. In addition, Premier has an “operational board” comprising Robert Schofield, Paul Thomas and other members of our management responsible for production, sales and marketing. The operational board meets twice monthly.

Term of Office

     All of Premier’s directors hold office until the next annual general meeting following their appointment if appointed by the board of directors and, in any event, until their resignation or removal from office pursuant to the Articles. Hicks Muse effectively control 93.6% of HMTF Premier Investments Holdings L.P. which has indirect ownership of 100% of the share capital of Premier (see Item 4. “Information on the Company — Organizational Structure”). As a result, Hicks Muse has the ability to elect all of Premier’s directors.

Employment Agreements

     Robert Schofield and Paul Thomas are employed by Premier Foods (Holdings) Limited, the parent company of Premier. John Muse, Lyndon Lea and Luca Velussi are employed by Hicks Muse. C. Dean Metropoulos and Stephen Alexander are employed by affiliates of Hicks Muse. Robert Schofield’s and Paul Thomas’ service contracts are each for a fixed term of one year and continue thereafter unless terminated by either party. These service agreements are terminable by Premier Foods (Holdings) Limited for cause (as defined in each service agreement).

Audit and Remuneration Committees

     Premier does not have a separate audit committee. The board of directors believes that the representatives of Hicks Muse and the non-executive directors are sufficiently independent from the day-to-day operations to fulfill the function of an audit committee. Premier does not have a separate remuneration committee. The board of directors determine remuneration under guidance from Hicks Muse. The entire board serves as the audit committee.

Premier Foods plc

D. Employees

     The following table sets out the average number of employees in the Group in each of the years 2001, 2002 and 2003:

	Year Ended December 31
	2001	2002	2003
United Kingdom
Management	273	291	343
Administration	478	553	499
Production, distribution and other	2,882	2,896	3,171

Total United Kingdom	3,633	3,740	4,013

Netherlands
Management	4	8	4
Administration	6	4	10
Production, distribution and other	123	123	127

Total Netherlands	133	135	141

France
Management	66	75	70
Administration	102	113	121
Production, distribution and other	283	274	305

Total France	451	462	496

Total
Management	343	374	417
Administration	586	670	630
Production, distribution and other	3,288	3,293	3,603

TOTAL	4,217	4,337	4,650

     We employ approximately 200 to 300 people annually on a temporary basis during peak seasons.

     A substantial number of our employees are represented by unions, and we have over 15 collective bargaining agreements in place throughout our various businesses in the United Kingdom, all of which are perpetual. Overall, we consider our relations with both our unionized and non-unionized employees to be good, and we have not historically experienced any significant work stoppages, slowdowns or other collective employee actions that have resulted in material disruptions of our businesses.

E. Share Ownership

     As of June 30, 2004 Mr. Metropoulos beneficially owns less than 1% of our outstanding equity securities. No other members of our board of directors beneficially owns any of our outstanding equity.

     The following table shows the number of outstanding options in Premier Foods (Holdings) Limited granted under the Premier Foods (Holdings) Limited Employee Share Option Scheme (the “Scheme”).

Name	Number of Options at June 30, 2004
Robert Schofield	2,215,000
Paul Thomas	900,000
Senior Management	1,500,000
Other	2,316,600

Total	6,931,600

Incentive Schemes

     The Premier Foods (Holdings) Limited Employee Share Option Scheme

     Premier Foods (Holdings) Limited (“PFH”) has adopted the Premier Foods (Holdings) Limited Employee Share Option Scheme (the “Scheme”) (previously known as the Hillsdown Holdings Employee Share Option Scheme), approved and adopted by PFH by board resolution passed on July 14, 2000, with subsequent amendments adopted by PFH by board resolution passed on October 4, 2002.

     The Scheme is administered by the option committee (the “Committee”), and has the following features:

Premier Foods plc

(a) Exercise of option and lapse of options

     Options granted under the scheme have an exercise price of £1.46 and expire on October 3, 2012. The rules of the Scheme together with the option certificates issued to each individual optionholder provide that options only become exercisable to the extent vested. In the event of a change of control, the options may be exercised in full (whether vested or not), if and to the extent determined by the Committee at its discretion. A “change of control” for these purposes includes a listing of Premier. Options which are not exercised in the event of a change of control will lapse and cease to be of further effect 180 days after that event (unless the options have been rolled over — see below).

     If an optionholder ceases to be an employee of PFH or any subsidiary in certain circumstances including death, retirement, redundancy, injury or disability, options become exercisable within a specified period from the date of such cessation. Otherwise, options lapse on ceasing to be an employee.

     PFH or another member of the Group is obligated to bear any liability to employer’s national insurance contributions arising in relation to the exercise of options.

(b) Adjustment of option terms

     In the event of any issue or reorganization, the number of shares comprised in an option and/or the exercise price may be adjusted in such manner as the Committee decides such that the economic effect and value of the option remains unchanged.

     An adjustment may be made which reduces or further reduces the exercise price below the nominal value of an ordinary share if there are sufficient distributable reserves available in PFH.

(c) Exchange of options

     The rules of the Scheme provide for the rollover of options in the event that any company obtains control of PFH. An optionholder may at any time, by agreement with the acquiring company, release his option in consideration of the grant to him of rights which are equivalent to his option but relate to shares in a different company.

(d) Modifications to the Scheme

     The Committee may by resolution at any time amend the rules of the Scheme and adopt additional sections of the Scheme applicable in any jurisdiction under which options may be subject to additional and/or modified terms. No amendment may be made which would abrogate or materially adversely affect the subsisting rights of any optionholder unless it is made with his written consent or approved by a resolution at a meeting of optionholders passed by more than 75% of the optionholders who attend and vote in person or by proxy passed as if the options constituted a separate class of the share capital.

(e) Termination

     The Committee may at any time (without prejudice to the rights of the optionholders under subsisting options) suspend or terminate the operation of the Scheme.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

     As at January 1, 2003, HMTF Premier Investments Holdings L.P., a limited liability partnership incorporated in the Cayman Islands, is the beneficial owner of 100% of the ordinary shares of Premier. Hicks Muse controls a partnership interest of approximately 93.6% of HMTF Premier Investments Holdings L.P. The remaining 6.4% partnership interest of HMTF Premier Investments Holdings L.P. is owned by a group of third-party co-investors.

B. Related Party Transactions

     Set forth below is a description of transactions and agreements with our shareholders or affiliates we entered into or existed during the year ended December 31, 2003. Some of these relationships continue to be in effect and may result in conflicts of interest between us and these shareholders or affiliates. See Note 22 to the consolidated financial statements accompanying this Annual Report.

Citadel Insurance Services

     Citadel, a subsidiary of Premier Holdings, provides Premier with insurance services. Premier paid Citadel insurance premiums for the years ended December 31, 2003, 2002 and 2001 of £nil, £0.7 million and £0.5 million respectively.

Premier Foods plc

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

     As of December 31, 2003, the amount due from Premier Financing to Premier under the Intercompany Loan was £198.8 million.

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

Financial Advisory Agreement

     In 1999, Premier and Hicks Muse entered into an agreement (“the Financial Advisory Agreement”) pursuant to which will be entitled to receive a fee equal to 1.5% of the transaction value for each acquisition made by Premier. The Financial Advisory Agreement makes available to Premier the resources of Hicks Muse concerning a variety of financial and operational matters. The services that have been and will continue to be provided by Hicks Muse could not otherwise be obtained by Premier without the addition of personnel or the engagement of outside professional advisers. In our management’s opinion, the fees provided for under the Financial Advisory Agreement reasonably reflect the benefits received and to be received by Premier. Premier paid £1.6 million in 2003 (2002: £2.1 million, 2001: £0.4 million) to Hicks Muse under the Financial Advisory Agreement.

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

Premier Foods (Holdings) Limited Management Charge

     In 2001, 2002 and 2003, Premier was recharged £0.2 million, £2.8 million and £0.9 million, respectively, by Premier Foods (Holdings) Limited in respect of the shared administrative functions. The decrease from 2002 to 2003 in the recharge to Premier by Premier Holdings is primarily the result of a reduction in restructuring costs incurred by Premier Holdings.

Premier Foods plc

HMTF Poultry Limited

     Premier has borrowed £9.3 million (2002: £9.3 million) from HMTF Poultry Limited, an affiliated company. This loan is interest-free, subordinated to the Senior Credit Facility and repayable in full on July 31, 2009.

Transactions with Burtons Foods Limited (“Burtons”)

Burtons is a company controlled by affiliates of Hicks Muse. Our directors Mr. Schofield and Mr. Thomas are also directors of Burtons.

Cadbury Biscuits Agreement

     Premier Brands Limited, Premier International, Chivers Hartley Limited (together the “Premier Foods Group”), Burton’s Foods Limited (“Burtons”), Cadbury Limited and Cadbury Schweppes plc are parties to an agreement dated May 13, 1986, as amended by a deed of amendment dated April 18, 2002 (the “Cadbury Biscuits Agreement”), whereby Cadbury Limited licenses Premier International, Chivers Hartley Limited and Burtons respectively to manufacture and sell chocolate milk drinks, chocolate spreads, chocolate biscuits and chocolate syrup under certain Cadbury trademarks. The Cadbury Biscuits Agreement continues until 2026 when it is renewable by Premier International Foods U.K. Limited on terms to be agreed between the parties.

Chocolate Supply Arrangements

     An agreement, dated January 29, 2001, was entered into between Burtons and Premier International Foods UK Limited (“Premier International”) whereby Premier International agreed to buy its entire requirement of certain Cadbury chocolate products from Burtons. The consideration payable is determined according to a specified cost price per tonne which shall remain valid until December 31, 2006 and shall be agreed between the parties for each year thereafter. The value of purchases by the Group from Burtons were £0.7 million, £0.5 million, £0.7 million, in the years ended December 31, 2001, 2002 and 2003.

Cocoa Supply Arrangements

      Premier International and Burtons have agreed to cooperate in relation to certain aspects of their respective purchase of cocoa products from Cadbury Limited under the Beverages Agreement and the Biscuits Agreement, respectively. In particular the parties undertake to agree annual budgets for cocoa bean prices and cocoa butter ratios which are used as inputs into the prices of the cocoa products, and to issue joint instructions to Cadbury Limited in respect of their forecasted demands for cocoa products. Premier International made payments to Burtons of £1.4 million for the two years ended December 31, 2002. Burtons made a payment of £0.6 million to Premier International in the year ended December 31, 2003.

Sugar Supply Agreements

     A strategic partnership agreement, dated December 5, 2003, was entered into between Chivers Hartley Limited, H.L. Foods Limited, Premier Ambient Products (UK) Limited and Premier International (together the “Premier Foods Group”), and British Sugar plc and Burtons, in relation to the supply of sugar for the calendar years 2004 and 2005. Sugar purchases are made on a fixed prices per tonne basis, subject to certain discounts and adjustments. British Sugar plc guarantees that the terms of this agreement will result in a specific per annum saving to the Premier Foods Group and Burtons.

Agreement in relation to distribution of Burton’s Biscuits products in France

      An agreement, dated January 29, 2001, was entered into between Premier Brands France SA and Burtons whereby Premier Brands France SA was appointed Burton’s exclusive distributor for the promotion and sale of certain chocolate biscuit products in France. This agreement renews automatically for continuous periods of two years unless terminated by either party giving the other six months’ written notice. Premier Brands France SA shall buy the products at specified prices, and are liable for all taxes, imports and duties. The value of purchases by the Group from Burtons were £5.2 million, £5.5 million and £4.6 million in the years ended December 31, 2001, 2002 and 2003.

Shared Property at Centrium Business Park, St. Albans

     The Group under-lets premises at its head office site at Centrium Business Park, St. Albans to Burtons. The lease is for a duration of 15 years at an annual rent of £163,000 per annum, with the first year rent-free.

Sale of Freehold Land and Buildings

     In January 2003, surplus land and buildings at the Moreton site were transferred to Burtons in exchange for the receipt of a warehouse at Risley, near Warrington. The properties at Moreton and Risley were both valued at £3.0 million by an independent third party.

Guarantees

     On June 28, 2002, Premier Ambient Products (UK) Limited, a subsidiary of Premier entered into a sale and purchase agreement with Ardnure Investments Limited for the sale and purchase of the entire share capital of Pastam Limited, a company registered in the Republic of Ireland, which had secured the right to acquire the ambient foods business in the Republic of Ireland of Nestlé SA. Premier Financing Limited, a subsidiary of Premier, has guaranteed minimum royalty payments due from Pastam Limited to Nestlé SA, should Pastam Limited be placed into receivership. In turn, Pastam Limited has signed a deed of indemnity, whereby it will indemnify Premier Financing for any loss suffered should the guarantee be called upon, and has granted Premier Ambient Products (UK) Limited a power of attorney to terminate the license, should a receiver be appointed to Pastam Limited. The maximum exposure to Premier Financing under this guarantee at December 31, €0.3 million per annum until 2017. After 2017, the exposure is limited to €0.6 million.

C. Interests of Experts and Counsel

     Not applicable.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

     The financial statements required by this item are found in Item 18 “Financial Statements” of this Annual Report.

Litigation

     No member of the Group is, or has been engaged in or, so far as the Company is aware, has pending or threatened by or against it, any legal or arbitration proceedings which may have, or have had during the recent

Premier Foods plc

past (covering at least the period since December 31, 2002), a significant effect on the Group’s financial position other than as disclosed below:

(a)	Members of the Group are involved in a series of three separate but linked proceedings which arise out of events prior to the acquisition by the Group of Hobson Ltd (“Hobson”). The dealings were between Hobson (now a member of the Group); F E Barber Ltd (“F E Barber”), a former member of the Group; and the Co-operative Group (CWS) Limited (“CWS”). F E Barber was sold out of the Group in 2001 and Premier Financing indemnified the purchaser of F E Barber in respect of these proceedings, and was assigned, among other things, the conduct of the matter. In the proceedings:

(i) CWS is suing Hobson claiming damages in excess of £10.0 million, for loss allegedly occasioned by alleged criminal acts committed by Mr. Andrew Regan, a shareholder in Hobson and its then chief executive and others (including an intermediary, Mr. Ronald Zimet and his company, Trellis International Limited (“Trellis”)). Mr. Regan is alleged to procure the extension of a supply agreement between CWS and F E Barber in January 1995 (which agreement is said to have been brokered by Mr. Zimet and/or Trellis) at an undervalue. CWS claims that Hobson is vicariously liable for these acts. The two CWS employees, Mr. Regan, Mr. Zimet and/or Trellis, and Hobson’s former solicitor Mr. Thomas, are also defendants to CWS’s claim;

(ii) Premier Financing is suing Mr. Regan, Mr. Zimet and/or Trellis and the two CWS employees for damages and claiming indemnities in respect of any loss arising from the first action; and

(iii) Premier Financing is suing the law firm Alsop Wilkinson and one of its partners (who is said to have assisted in Mr. Regan’s alleged acts of bribery) for damages. The partner is counterclaiming against Premier Financing for loss of earnings and business opportunities as a consequence of the civil and criminal proceedings having been brought.

     CWS have estimated their loss as being in excess of £10.0 million. However, it is the view of the Group’s management that the claim is unlikely to succeed, but that if it were to do so, their assessment is that the value of the Group’s share of any settlement would not be material to the Group.

(b)	A dilapidations claim has been made against Premier International Foods U.K. Limited by Barnsfold Limited, the landlord of a leasehold property in Speke, Liverpool occupied by Premier until 2002. The landlord’s claim is quantified at £1,303,382 excluding loss of rent and fees. Premier has not finalised its response to all elements of this claim, but Premier’s quantification of the claim is likely to be substantially lower than the claim made by the landlord. Both parties have acknowledged that any agreed amount for damages will be capped by any diminution in the value of the property. Premier made a Part 36 payment into Court in December 2003 of £300,000, which remains in Court, and the landlord put forward a Part 36 offer in January 2004 of £1,009,005 including interest. A trial has been fixed for October 2004.

(c)	A claim for £658,000 has been made against Premier International by Tibbett and Britten Limited (“T&B”) pursuant to indemnities under an asset sale agreement and unquantified damages arising out of an alleged loss of revenue of approximately £8.6 million for business it allegedly should have received under a related distribution agreement. Premier challenges both liability for this loss and the quantum of damages sought (Premier’s position being that the loss is greatly exaggerated owing to errors in T&B’s calculations). Premier has asserted a counterclaim for breach of contract by T&B in connection with T&B’s obligations to manage pallets hired from GKN Chep under the distribution agreement. Premier is seeking to set-off the indemnities claimed against Premier’s claim, which is quantified at £2.3 million for lost pallets and for excess rental charges incurred. This action is ongoing and the directors consider that appropriate accounting provision has been made in respect of this matter.

B. SIGNIFICANT CHANGES

     We announced on June 23, 2004 the following information:

Intention to Redeem Sterling-Denominated and Dollar-Denominated Senior Notes due 2009

     We expect to redeem our Notes on or after their first call date, September 1, 2004.

     We may redeem the Notes during the 12-month period from September 1, 2004 at the following rates:

	Sterling Note
Year	Redemption Price	Dollar Note Redemption Price
2004	106.125%	106.000%

     Once notice has been served in accordance with the Indenture, Notes called for redemption will become due and payable on the redemption date and interest on such Notes will cease to accrue. Upon redemption, the redemption price plus interest earned to the redemption date shall be paid to the holders of the Notes.

Premier Foods plc

     Once notice has been served in accordance with the Indenture, Notes called for redemption will become due and payable on the redemption date and interest on such Notes will cease to accrue. Upon redemption, the redemption price plus interest earned to the redemption date shall be paid to the holders of the Notes.

     Despite our expectations, there can be no assurance that the Notes will be redeemed as planned.

Changes to Financial Statements

     We have determined that certain promotional expenditures are more appropriately classified as a reduction of “sales” rather than “selling and distribution costs” and, accordingly, we have reclassified these amounts for the years ended December 31, 2001, 2002 and 2003; see Note 2 to the consolidated financial statements included elsewhere in this Annual Report.

     The audited results for the three years ended December 31, 2003 reflecting this revision are included in the consolidated financial statements included elsewhere in this Annual Report.

Potential Sale of Materne

     We also announced that we are in negotiations to sell our Materne spreads and desserts business in France that operates under the Materne, Boin and Confipote brands to funds advised by Hicks Muse. Materne had sales of £96.8 million for the year ended December 31, 2003.

     No definitive agreement has been reached and negotiations on consideration for the sale are ongoing. Affiliates of Hicks Muse are controlling parties of Premier.

     Materne’s results were reported within the our consolidated financial statements included elsewhere in this Annual Report for the year ended December 31, 2003.

Premier Foods plc

Item 9. THE OFFER AND LISTING

A.	The Offer and Listing Details

Not applicable.

B.	Plan of Distribution

Not applicable.

C.	Markets

The Notes are listed on the Luxembourg Stock Exchange.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Premier was incorporated in England and Wales on May 12, 1999 (registered number 3771991).

Objects and Purposes

     Section 4 of our Memorandum of Association sets forth the objectives for which Premier was established:

•	to receive monies on deposit or loan and to borrow or raise money in any currency;

•	to advance, deposit or lend money, securities and/or property and to discount, buy, sell and deal in securities or documents;

•	to acquire, invest in and hold by way of investment, sell and deal in securities of all kinds;

•	to organize, incorporate, reorganize, finance, aid and assist, financially or otherwise, companies and to underwrite or guarantee the subscription of securities of any kind;

•	to enter into currency and/or interest rate and any other type of swap agreements;

•	to act as promoters and entrepreneurs and to carry on business as financiers;

•	to exercise and enforce all rights and powers conferred by or incidental to the ownership of securities;

•	to enter into any guarantee or contract of indemnity or suretyship, and to provide security;

•	to carry on any other trade or business which can be advantageously carried on in connection with or ancillary to any of the businesses of Premier or its subsidiaries;

•	to buy, sell, manufacture, repair, alter, improve, manipulate, prepare for market, let on hire, and generally deal in all kinds of things required by persons having dealings with Premier;

•	to apply for, purchase and by other means acquire, protect, prolong and renew any form of intellectual property and to use, manufacture under and grant licenses and privileges in respect of those things;

•	to purchase, take on lease, exchange, hire and otherwise acquire any real or personal property and any right or privilege over or in respect of it;

Premier Foods plc

•	to sell, lease, exchange, let on hire and dispose of any real or personal property and the whole or part of the undertaking of Premier, for such consideration as the directors think fit;

•	to adopt any means of publicizing and making known the businesses, services and products of Premier;

•	to support, subscribe to and contribute to any charitable or public objective and any institution, society and club which may be for the benefit of Premier or persons previously or presently affiliated with Premier; and

•	to establish, grant and take up agencies, and to do all other things the directors may deem conducive to the carrying on of Premier’s business as principal or agent.

Directors’ Interest

     A director of Premier who is in any way interested in a contract or proposed contract with us must declare the nature of his interest at a meeting of the directors. A director may not vote on or be counted in the quorum in relation to a resolution of the board of the Company or of a committee of the board of the Company concerning a contract, arrangement, transaction or proposal in which he has a material interest other than by virtue of his interest in shares in Premier. However, in the absence of some other material interest, this prohibition does not apply to a resolution concerning any of the following matters:

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

     The salary or other remuneration of executive directors may be a fixed sum of money, or wholly or in part governed by business done or profits made, or as otherwise decided by the board of the Company. Non-executive directors are entitled to such remuneration as Premier may by ordinary resolution determine. No director is required to vacate his office because he has reached the age of 70 or another age, and section 293 of the U.K. Companies Act 1985 does not apply to Premier. There is no requirement of share ownership for a director’s qualification.

     The board of the Company may appoint a person who is willing to act as a director, either to fill a vacancy or as an addition to the board of the Company. A director appointed in this way may hold office only until the dissolution of the next annual general meeting after his appointment unless he is reappointed during that meeting.

     The board of the Company may exercise all the powers to borrow money and to mortgage or charge all or part of the undertaking, property and assets and uncalled capital of Premier and to issue debentures and other securities.

Premier Foods plc

Shareholders’ Meetings and Notices

     The board of the Company convenes general meetings of shareholders annually. Extraordinary general meetings may be convened by the board of the Company as deemed necessary or upon receipt of a requisition from shareholders in accordance with the U.K. Companies Acts.

     An annual general meeting and an extraordinary general meeting called for the passing of a special resolution require 21 clear days’ notice. All other extraordinary general meetings require not less than 14 clear days’ notice.

Dividend Rights; Other Rights to Share in Company Profits; Capital Calls

     Premier has one series of ordinary shares authorized and outstanding. Premier may by ordinary resolution declare a dividend to be paid to shareholders, but no dividend may exceed the amount recommended by the board of the Company. The board of the Company may declare and pay such interim dividends as appear to it to be justified by the profits of Premier available for distribution. A dividend unclaimed for a period of 12 years from the date it was declared or became due for payment is forfeited and ceases to remain owing by Premier.

     Subject to the terms of allotment or issue, the board of the Company may make calls on shareholders in respect of amounts unpaid on the shares or a class of shares held by them respectively and not payable on a date fixed by or in accordance with the terms of allotment or issue. None of our capital stock is subject to any sinking fund provisions.

     Apart from shareholders’ rights to share in Premier’s profits by dividend (if any is declared), the articles of association provide that the board of the Company may, with the authority of an ordinary resolution of Premier:

(1)	resolve to capitalize an amount standing to the credit of reserves;

(2)	appropriate the sum resolved to be capitalized to the shareholders in proportion to the nominal amount of ordinary shares held by them respectively and apply that sum on their behalf;

(3)	make any arrangements it thinks fit to resolve a difficulty arising in the distribution of a capitalized reserve;

(4)	authorize a person to enter (on behalf of all shareholders concerned) an agreement with Premier; and

(5)	generally do all acts and things required to give effect to the resolution.

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

     Subject to the U.K. Companies Act, the rights attached to a class of shares may be varied whether or not Premier is being wound up (i) in such manner (if any) as may be provided by those rights, or (ii) in the absence of provision, either with the consent in writing of the holders of at least three-fourths of the nominal amount of the issued shares of that class or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the issued shares of that class validly held in accordance with the articles, but not otherwise.

Premier Foods plc

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

      The following contracts are the only contracts (not being contracts entered into in the ordinary course of business) which have been entered into by members of the Group within the two years immediately preceding the date of this Annual Report which are or may be material or which have been entered into by members of the Group and which contain any provision under which any member of the Group has any obligation or entitlement which is material to the Group as at the date of this Annual Report:

Senior Credit Facility

     Premier Financing entered into a senior credit facilities agreement dated August 10, 1999 (as amended on August 20, 1999 and November 5, 1999 and amended and restated on May 27, 2002 and further amended and restated on October 30, 2003 and November 17, 2003) with J.P. Morgan plc and Barclays Capital as arrangers, JPMorgan Chase Bank and Barclays Bank plc as underwriters, with J.P. Morgan Europe Limited as agent and security agent (the “Senior Credit Facility”).

(a)	Structure

     Under the Senior Credit Facility, a syndicate of financial institutions made £420.0 million of senior secured credit facilities available to Premier Financing. As a result of a refinancing exercise on May 27, 2002 new facilities were made available, £135.0 million of which was made available to fund the acquisition of the ambient foods manufacturing business in the United Kingdom of Nestlé SA. These facilities have been reduced in line with repayments made. As of December 31, 2003, the amount of committed undrawn borrowing facilities available to Premier Financing under the Senior Credit Facility was £60.8 million.

     The Senior Credit Facility provides for separate loan facilities comprising: (i) the Term A Facility; (ii) the Term B Facility; and (iii) the Working Capital Facility. Certain ancillary facilities are also provided for therein.

     Borrowings under the Senior Credit Facility at June 30, 2004 comprised £168.4 million under the Term A Facility and £64 million under the Term B Facility.

     The Working Capital Facility is available in the amount of up to £100.0 million in pounds sterling or the equivalent in certain foreign currencies in the form of revolving advances and a letter of credit facility, which is to be used for general corporate purposes. Of the £100.0 million of Working Capital Facility, £4.4 million was drawn as of December 31, 2003 as a cash advance and £34.8 million was utilized for general corporate purposes.

(b)	Interest Rates and Fees

     Interest on advances under the various facilities is payable at the rate per annum equal to LIBOR (or EURIBOR for euro) plus applicable mandatory liquid asset costs plus a margin for the Term A Facility of 2.25% per annum reducing on the basis of a ratchet reducing in several steps to 1.25% per annum dependent upon certain net debt to consolidated EBITDA ratios for the Term A Facility. As of June 30, 2004, the margin applied to LIBOR on the Term A Facility was 2.0%. The margin for the Term B facility is 2.75% per annum.

     Commitment fees are payable at the rate of 0.75% per annum of the undrawn portion of the relevant facilities. The commitment fees on the Working Capital Facility reduce in several steps to 0.25% per annum depending upon certain net debt to consolidated EBITDA ratios. As of June 30, 2004, the margin applied to LIBOR in respect of commitment fees was 0.625%. Default interest is payable at the applicable interest rate plus 1% per annum.

(c)	Security and Guarantees

     Premier Financing’s obligations under the Senior Credit Facility are required to be guaranteed by each of the material operating subsidiaries of Premier. Each charging subsidiary has granted security over substantially all of its assets, including English-law fixed charges over material properties, bank accounts,

Premier Foods plc

insurances, debts and shares and a floating charge over all of its other undertakings and assets. Certain limited material subsidiaries incorporated outside of England and Wales have given similar security.

(d)	Covenants

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

     The Senior Credit Facility requires Premier Financing to comply with certain negative covenants, including covenants relating to negative pledges, borrowed money, guarantees, disposals, operating leases, change of accounting reference date or accounting policy, identity of auditors, equity yield and intercompany loan payments, reduction of capital, loans and credit, intra-group contracts and arrangements, distributions, share capital, disposals, acquisitions and joint ventures, amendments to documents, change in business, merger and amalgamation, shareholders’ meetings and constitutive documents, acquisitions and joint ventures and new subsidiaries. Certain categories of permitted payment may be made as exceptions to the restrictions on dividends and intercompany loan payments including payment of interest on the Notes.

     In addition, the Senior Credit Facility requires Premier Financing to comply with specified financial ratios and tests, including EBITDA to total interest expense, total net debt to EBITDA, fixed charge coverage ratio and maximum capital expenditure. In the year ended December 31, 2003, Premier met all covenants imposed by the Senior Credit Facility.

     There are caps on permitted budgeted capital expenditure for each financial year with the right to carry forward any surplus of budgeted capital expenditures up to a maximum surplus amount of one-third of the previous year’s budget for use within the first six months of the following financial year. An additional capital expenditure basket permitted by the Senior Credit Facility allows Premier to spend up to £10.0 million in total on capital expenditure over and above the financial limits prescribed.

(e)	Maturity and Amortization

     The Term A Facility is repaid in semiannual installments commencing on June 30, 2002, with the final maturity on December 31, 2007. The Term B Facility is repaid in two equal installments with 50% repayable on June 30, 2008 and the balance repayable on December 31, 2008. The Working Capital Facility (and all other facilities made available thereunder) will cease to be available on December 31, 2007.

(f)	Prepayment

     The Senior Credit Facility is required to be prepaid in full immediately upon the occurrence of certain events including a change of control (as defined therein) or any asset sale (as defined therein). The first £100.0 million and thereafter 50% of the aggregate net proceeds of any flotation (as defined therein) which does not constitute a full prepayment event (as defined therein) is applied in or towards prepayment of the Senior Credit Facility. The net proceeds from certain relevant disposals which are not applied in acquiring replacement assets or other assets required in the business over a six-month reinvestment period must be applied in prepayment of the Senior Credit Facility. A percentage of excess cash flow must be applied in prepayment of the Senior Credit Facility. This percentage is initially 75% but reduces in two equal steps to 25% depending upon the applicable total net debt to consolidated EBITDA ratio for the financial year in question. Any amounts received in respect of any claims made against professional advisers are applied in or towards prepayment of the senior credit facility after applications to discharge associated liabilities and claims and/or to acquire assets to which the relevant claim relates. Subject to an indemnity for broken funding costs, Premier Financing may prepay amounts outstanding under the Senior Credit Facility, without penalty or premium, in whole or in part in minimum amounts of £1.0 million, upon three business days’ notice to the agent for the Senior Credit Facility. Prepayments of an amount up to £25.0 million will be applied as directed by Premier Financing and thereafter firstly against advances under the Term A and Term B Facilities on a pro rata basis, secondly in reduction of working capital advances and thirdly in reduction of outstandings under the ancillary facilities.

(g)	Events of Default

     The Senior Credit Facility contains certain events of default, including events relating to failure to pay, misrepresentation, cross-default, derivative transaction default, breach of undertakings, illegality or

Premier Foods plc

unenforceability, insolvency, administration, appointment of receivers and managers, suspension or winding-up of business, seizure, qualification of financial statements, environmental matters and changes of ownership.

Acquisition Facility

     On November 17, 2003 Premier Financing entered into a subordinated facilities agreement with J.P. Morgan PLC as arranger, JPMorgan Chase Bank as underwriters and J.P. Morgan Europe Limited as agent and security agent (the “Acquisition Facility”) where an unsecured term loan facility of £75.0 million was made available to fund the acquisition of the ambient desserts business in the United Kingdom and Republic of Ireland of Unilever Bestfoods U.K. Limited. The Acquisition Facility is required to be repaid in one installment on March 31, 2009. Borrowings under the Acquisition Facility on June 30, 2004 were £75.0 million.

(a)	Interest Rates and Fees

     Interest on advances under the Acquisition Facility is payable at the rate per annum equal to LIBOR plus applicable mandatory liquid asset costs plus a margin of 4.5% per annum.

(b)	Security and Guarantees

     Premier Financing’s obligations under the Acquisition Facility are not secured.

(c)	Covenants

     The Acquisition Facility requires Premier Financing to observe certain undertakings, including undertakings relating to delivery of financial statements, insurances, notification of any default or any occurrence which could be reasonably expected to have a material adverse effect, consents and authorizations being maintained, compliance with environmental laws, notification of material litigation and labor disputes, access to books and records, uses of proceeds, filing of tax returns, pension schemes, the provision of guarantees and security from subsidiaries, euro compliance, intellectual property rights and hedge transactions.

     The Acquisition Facility requires Premier Financing to comply with certain negative covenants, including covenants relating to negative pledges, borrowed money, guarantees, disposals, operating leases, change of accounting reference date or accounting policy, identity of auditors, equity yield and intercompany loan payments, reduction of capital, loans and credit, intra-group contracts and arrangements, distributions, share capital, disposals, acquisitions and joint ventures, amendments to documents, change in business, merger and amalgamation, shareholder’s meetings and constitutive documents, acquisitions and joint ventures, and new subsidiaries. Certain categories of permitted payment may be made as exceptions to the restrictions on dividends and intercompany loan payments including payment of interest on the Notes.

     In addition, the Acquisition Facility requires Premier Financing to comply with specified financial ratios and tests, including EBITDA to total interest expense, total net debt to EBITDA, fixed charge coverage ratio and maximum capital expenditure. In the year ended December 31, 2003, Premier Foods met all covenants imposed by the Acquisition Facility.

     There are caps on permitted budgeted capital expenditure for each financial year with the right to carry forward any surplus of budgeted capital expenditures up to a maximum surplus amount of one-third of the previous year’s budget for use within the first six months of the following financial year. An additional capital expenditure basket permitted by the Acquisition Facility permits Premier Foods to spend up to £10 million in total on capital expenditure, over and above the financial limits prescribed.

(d)	Maturity and Amortization

     The Acquisition Facility will be repaid in one installment on March 31, 2009.

(e)	Prepayment

     The Acquisition Facility is required to be prepaid in full immediately upon the occurrence of certain events including a change of control (as defined therein) or any asset sale (as defined therein). The first £100.0 million and thereafter 50% of the aggregate net proceeds of any flotation (as defined therein) which does not constitute a full prepayment event (as defined therein) is applied in or towards prepayment of the Senior Credit Facility or, subject to the Intercreditor Deed (as defined below), towards prepayment of the Acquisition Facility. The net proceeds from certain relevant disposals which are not applied in acquiring replacement assets or other assets required in the business over a six-month reinvestment period must be applied in prepayment of the Acquisition Facility. A percentage of excess cash flow must be applied in prepayment of the Acquisition Facility. This percentage is initially 75% but reduces in two equal steps to 25% depending upon the applicable total net debt to consolidated EBITDA ratio for the financial year in question. Any amounts received in respect

Premier Foods plc

of any claims made against professional advisers are applied in or towards prepayment of the Acquisition Facility after applications to discharge associated liabilities and claims and/or to acquire assets to which the relevant claim relates. Subject to an indemnity for broken funding costs, Premier Financing may prepay amounts outstanding under the Acquisition Facility, without penalty or premium, in whole or in part in minimum amounts of £1 million, upon three business days’ notice to the agent for the Acquisition Facility. Prepayments will be applied against advances under the Acquisition Facility on a pro rata basis.

(f)	Events of Default

     The Acquisition Facility contains certain events of default, including events relating to failure to pay, misrepresentation, cross-default, derivative transaction default, breach of undertakings, illegality or unenforceability, insolvency, administration, appointment of receivers and managers, suspension or winding-up of business, seizure, qualification of financial statements, environmental matters and changes of ownership.

Intercreditor Deed

     Premier Financing and certain of its subsidiaries have entered into an intercreditor deed dated November 26, 2003, among others, J.P. Morgan Europe Limited as senior agent, senior subordinated agent and security agent (the “Intercreditor Deed”).

     The Intercreditor Deed provides for, among other things, the conditions on which certain payments can and cannot be made in respect of the Senior Credit Facility and the Acquisition Facility. Prior to the satisfaction of all obligations under the Senior Credit Agreement Premier Financing agrees (and certain of its subsidiaries agree) that:

(a)	it will not make any payment of or in respect of, or purchase, redeem or acquire, any debt due under the Acquisition Facility in cash or in kind except to make payments of interest, fees and expenses under the Acquisition Facility provided that the amount is then due and payable, no non-payment event (as defined in the Intercreditor Agreement) is outstanding and no stop notice (as defined in the Intercreditor Deed) is in force;

(b)	it will not discharge any debt due under the Acquisition Facility by set-off, any right of combination of accounts or otherwise;

(c)	it will not create or permit to subsist any Encumbrance (as defined) over any of its assets for any of the debt due under the Acquisition Facility except in accordance with the priority and ranking specified in the Intercreditor Deed;

(d)	it will not give any financial support to any person for or in connection with the Acquisition Facility, except as permitted and in accordance with the priority and ranking specified in the Intercreditor Deed;

(e)	it will not allow any debt due under the Acquisition Facility to be evidenced by a negotiable instrument; and

(f)	it will not take or omit to take any action whereby the ranking and/or subordination of the debt due under the Acquisition Facility provided for in the Intercreditor Deed may be impaired.

Notes

     On August 5, 1999 Premier Foods plc (“Premier Foods”) issued $200.0 million aggregate principal amount 12% Senior Notes due 2009 (the “Dollar Notes”) and £75.0 million aggregate principal amount 12 1/4% Senior Notes due 2009 (the “Sterling Notes,” and together with the Dollar Notes, the “Notes”) governed by an indenture (the “Indenture”). The Notes were subsequently exchanged for SEC-registered Notes in July 2000 on the same terms and conditions by the holders. The Notes will mature on September 1, 2009, unless redeemed at Premier Foods’ option at an earlier date as described below. Cash interest on the Dollar Notes accrues at a rate of 12% per annum and is payable in cash semiannually on 1 March and 1 September of each year. Cash interest on the Sterling Notes accrues at a rate of 12 1/4% per annum and is payable in cash semiannually on March 1 and September 1 of each year.

     The Notes may be redeemed at Premier Foods’ option at any time on or after September 1, 2004, in whole or in part. At any time on or prior to September 1, 2004, the (a) Notes may also be redeemed as a whole at the option of Premier Foods and (b) each holder will have the right to require Premier Foods to purchase all or a part of such holder’s Notes, in each case upon the occurrence of a change of control (as defined in the Indenture). The Indenture governing the Notes contains covenants limiting Premier’s ability to incur additional debt, transfer and sell assets, enter into transactions with affiliates and pay dividends or make any other distributions on capital stock. These covenants are subject to a number of important limitations and exceptions.

Premier Foods plc

     The Notes contain certain events of default, including events relating to the failure to pay interest or principal, defaults in the observance or performance of any other covenant or agreement contained in the Notes or the Indenture, judgments in an aggregate amount in excess of £10 million being rendered against Premier Foods and certain events of bankruptcy, insolvency or reorganization affecting Premier Foods or any of its significant restricted subsidiaries. The Group presently intends to redeem the Notes on the first date that such redemption is possible, being September 1, 2004. Despite this expectation, we cannot assure you that such redemption will occur as planned.

Intercompany Loan

     Pursuant to an intercompany loan agreement dated August 10, 1999 entered into between Premier Foods and Premier Financing (the “Intercompany Loan”), Premier Foods lent an amount equal to the proceeds of the Notes offering to Premier Financing, the proceeds of which were used by Premier Financing to purchase preference shares of Premier Foods (Holdings) Limited. Interest is payable on the dates and at the rate that interest is payable under the Notes. The Intercompany Loan has the same maturity as the Notes. Premier Financing’s ability to pay interest on, and to repay principal amounts borrowed under, the Intercompany Loan is dependent upon funds generated from the operations of its operating subsidiaries and on those subsidiaries’ ability to pay dividends and make other distributions to Premier Financing. The Intercompany Loan is subordinated to the Senior Credit Facility pursuant to a subordination deed, see “— Subordination Deed” below.

     At December 31, 2003 the amount due from Premier Financing to Premier Foods under the Intercompany Loan was £198.8 million.

Subordination Deed

     In connection with the Intercompany Loan, Premier Foods plc, Premier Foods (Holdings) Limited and Premier Financing entered into subordination deeds which provide for restrictions on Premier Foods taking certain actions in relation to the Notes. In particular, Premier Foods may not receive payments to pay principal on the Notes or any prepayment, redemption, defeasance or purchase of principal on the Notes or certain indemnities until the Senior Credit Facility has been paid in full. The subordination deed:

(a)	prohibits Premier Financing from making payments on the principal amount of the Intercompany Loan while the Senior Credit Facility is outstanding;

(b)	prohibits other payments under the Intercompany Loan to be made if certain stop events have occurred and are continuing or the making of the payment would immediately give rise to a stop event (such stop events are a notice of acceleration, payment default or insolvency events under the Senior Credit Facility);

(c)	gives the Senior Credit Facility priority for payment over the other subordinated debts, including the Notes, in the event of any insolvency, bankruptcy, receivership, liquidation or reorganization proceeding relating to Premier Financing;

(d)	prohibits Premier Foods from receiving security in respect of the Intercompany Loan, creating security over or assigning, transferring or disposing of its rights in the Intercompany Loan and accelerating or enforcing its rights thereunder; and

(e)	subjects Premier Foods to “turnover” obligations in the event that payments are received in breach of the subordination deed.

     Restrictions are also placed on Premier Foods amending the Intercompany Loan or the Notes, the Indenture or other documents relating to the Notes which affect the timing or amount of payments due.

Investors’ Undertaking

     As part of the arrangements for the Senior Credit Facility, Premier Foods has agreed that, until a payment default in respect of the Notes has continued unremedied and unwaived for a period of 180 days, it would not take any formal legal steps to wind up Premier Financing or to obtain an administrative order in respect of Premier Financing in respect of unperformed obligations owed to it.

Forward Purchase Contracts

     On January 20, 2003, Premier Financing entered into forward exchange contracts with Barclays Bank plc to purchase $200.0 million, value dated September 1, 2004. These contracts were entered into to fix the sterling value of the repayment of the dollar-denominated principal element of the Notes.

Premier Foods plc

Acquisition Agreement in Relation to the Ambrosia Transaction

     An agreement between Premier Ambient Products (UK) Limited and Unilever Bestfoods U.K. Limited (the “Seller”) was entered into on November 2, 2003 (the “Ambrosia Acquisition Agreement”) pursuant to which Premier Ambient Products (UK) Limited acquired the ambient desserts business in the United Kingdom and the Republic of Ireland of Unilever Bestfoods U.K. Limited, for a net consideration of £106.3 million in cash.

     The Ambrosia Acquisition Agreement contains certain warranties usual for a transaction of this type given by the Seller relating to, among other things, material contracts, financial information, consents and licenses, litigation, environment, employment, tax, intellectual property, pensions and product liability. The period during which Premier Ambient Products (UK) Limited may make a warranty claim against the Seller expires 18 months from completion of the acquisition (other than claims in relation to tax warranties which expires after seven years), and the aggregate liability of the Seller for warranty claims only is subject to a cap of £35.0 million. In order to make a claim against the seller pursuant to these warranties, the aggregate amount of all claims for warranty claims only must exceed £2.0 million and no individual claim may be less than £100,000.

     In addition, Premier Ambient Products (UK) Limited provides certain indemnities, usual for a transaction of this type, to the Seller in relation to liabilities arising from the employment of those employees of the business who transferred to Premier Ambient Products (UK) Limited pursuant to the acquisition, and each of the Seller and Premier Ambient Products (UK) Limited agrees not to solicit for employment any of the other’s senior employees for a period of two years from the date of completion of the acquisition.

Acquisition Agreements in Relation to the Nestlé Transaction

     On May 3, 2002 Nestlé U.K. Limited, Nestlé Ireland Limited, Nestlé S.A. (together, the “Sellers”), Premier Ambient Products (UK) Limited, Premier Financing Limited and Pastam Limited entered into a sale and purchase agreement and two agreements for the sale of intellectual property rights (together, the “Nestlé Acquisition Agreements”) pursuant to which Premier Ambient Products (UK) Limited acquired the ambient food manufacturing business of Nestlé U.K. Limited in the United Kingdom for a net consideration of £132.2 million.

     The Nestlé Acquisition Agreements contain certain warranties given by the Sellers relating to tax liabilities which are valid until May 2008, with the aggregate liability of the Sellers under such warranties being subject to a cap of £50.0 million. In order to make a claim against the seller pursuant to these warranties, the aggregate amount of all claims must exceed £4.0 million and no individual claim may be less than £100,000. In addition, Premier Ambient Products (UK) Limited provides an indemnity, not unusual for a transaction of this type, to the Sellers for losses arising out of a breach of its warranty not to alter the terms and conditions of employment of those employees of the business who transferred to the employment of Premier Ambient Products (UK) Limited pursuant to the acquisition.

     Premier Financing Limited guarantees the obligations of Premier Ambient Products (UK) Limited under the Nestlé Acquisition Agreements.

Monitoring and Oversight Agreement

     In 1999, Premier Foods (Holdings) Limited and Premier Financing entered into a 10-year agreement (the “Monitoring and Oversight Agreement”) with Hicks Muse pursuant to which the Group paid Hicks Muse an annual fee of £1.2 million for providing financial oversight and monitoring services to the Group. The annual fee was adjustable at the end of each financial year to an amount equal to one-tenth of one percent of the Group’s budgeted consolidated annual net sales, but in no event would the fee be less than £1.2 million. In addition, the Group agreed to indemnify Hicks Muse and its shareholders and their respective directors, officers, agents, employees and affiliates from and against all claims, actions, proceedings, demands, liabilities, judgments, assessments, losses and costs, including fees and expenses, arising out of or in connection with the services rendered by Hicks Muse under the Monitoring and Oversight Agreement. The Monitoring and Oversight Agreement made available to the Group the resources of Hicks Muse concerning a variety of financial and operational matters. The services that were provided by Hicks Muse could not otherwise have been obtained by the Group without the addition of personnel or the engagement of outside professional advisers. See Note 22 to our consolidated financial statements included elsewhere in this Annual Report for a description of the fees paid under this agreement.

Financial Advisory Agreement

     In 1999, Premier Foods plc, Premier Financing and Hicks Muse entered into an agreement (the “Financial Advisory Agreement”) pursuant to which Hicks Muse was entitled to receive a fee equal to 1.5% of the transaction value for each acquisition, sale, merger, recapitalization, restructuring or other similar transaction involving the Company and its subsidiaries. The Financial Advisory Agreement made available to

Premier Foods plc

the Company and its subsidiaries the resources of Hicks Muse concerning a variety of financial and operational matters. The services that were provided by Hicks Muse could not have been obtained by Premier without the addition of personnel or the engagement of outside professional advisers. See note 22 to our consolidated financial statements included elsewhere in this Annual Report for a description of the fees that have been paid to date under the Financial Advisory Agreement.

Premier Foods plc

D. Exchange Controls

     Not applicable.

E. Taxation

United States

US Federal Income Tax Considerations

     The following discussion is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), the applicable U.S. Treasury regulations promulgated or proposed thereunder, judicial authority and current administrative rulings and practice, all as in effect on the date hereof. Legislative, judicial or administrative changes or interpretations may be forthcoming that may be retroactive and that could alter or modify the continued validity of the statements and conclusions set forth below.

     Except with respect to the discussions set forth below under “— Non-US Holders” and “— Information Reporting and Backup Withholding,” this discussion is limited to the U.S. federal income tax considerations applicable to a beneficial owner of a Note that is for U.S. federal income tax purposes: (i) a citizen or resident of the United States; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or any political subdivision thereof or therein; (iii) an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or (iv) a trust, if a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust (a “US Holder”). Certain aspects of U.S. federal income taxation relevant to a beneficial owner of a Note other than a U.S. Holder (a “Non-US Holder”) are also discussed below. This discussion does not address all aspects of U.S. federal income taxation that might be relevant to particular holders in light of their personal investment circumstances or status, nor does it discuss the consequences to holders subject to special treatment under the U.S. federal income tax laws, such as brokers or dealers in securities or foreign currency, taxpayers that have elected mark-to-market accounting, financial institutions, “financial services entities,” insurance companies, tax-exempt organizations or private foundations, taxpayers holding Notes as part of a “straddle,” “hedge,” “conversion transaction,” “constructive sale” or other integrated investment or U.S. Holders that have a “functional currency” other than the U.S. dollar, certain expatriates or former long-term residents of the United States and persons subject to the alternative minimum tax. The discussion does not address any special rules that may apply if the holder receives principal in installment payments or if the Note is called before the maturity date. Additionally, the discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold Notes through a partnership or other pass-through entity. Moreover, the effect of any applicable state, local or foreign tax laws or the applicability of U.S. federal gift or estate taxation is not discussed. Holders are urged to consult their own tax advisers regarding the U.S. federal, state, local, foreign and other tax considerations of the acquisition, ownership and disposition of the Notes.

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

Premier Foods plc

Stated interest paid on a Note will be includible in income by a U.S. Holder in an amount equal to the U.S. dollar value of the interest, regardless of whether a payment is in fact converted to U.S. dollars at that time. If such U.S. Holder uses the cash method of accounting for tax purposes, the U.S. dollar value of such interest is determined using the spot rate at the time payment is received. If a U.S. Holder uses the accrual method of accounting for tax purposes, the U.S. dollar value of such interest is determined using the average exchange rate during the relevant accrual period (or partial accrual period with respect to interest paid in a subsequent taxable year) or, if elected, the spot rate (i) on the last day of the relevant accrual period (or partial accrual period) or (ii) on the payment date, if such date is within five business days of the last day of the accrual period or taxable year. Any such election will apply to all debt instruments held by the U.S. Holder at the beginning of the first taxable year to which the election applies or afterwards acquired and will be irrevocable without the consent of the U.S. Internal Revenue Service. Any differences in the exchange rate between the rate at which interest on a Note is included in income and the spot rate on the payment (or disposition) date for interest will result in exchange gain or loss with respect to the related amount of interest, and will generally be treated as ordinary income or loss for U.S. federal income tax purposes. The U.S. dollar value of interest accrued or received, adjusted for any exchange gain or loss with respect to the amount accrued, generally will be a U.S. Holder’s tax basis in the pounds sterling received as interest on a Note.

Additional Amounts

     Assuming that the contingency that we will pay “Additional Amounts” (i.e., the amount of interest provided in the Notes to prevent any net reduction for withholding taxes, determined using the withholding tax rate applicable to the U.S. Holder) is remote or incidental (within the meaning of applicable U.S. Treasury regulations), a U.S. Holder will treat the gross amount of any Additional Amounts as ordinary interest income at the time such amount is received or accrued in accordance with such U.S. Holder’s method of accounting for tax purposes in the same manner as discussed above under “— Stated Interest on Notes.” Consequently, the amount a U.S. Holder will include in gross income with respect to a Note could exceed the amount includible by the U.S. Holder as stated interest should Additional Amounts be due under the Notes.

Withholding Taxes

     Any foreign withholding taxes paid at the rate applicable to a U.S. Holder will be treated as foreign taxes eligible for credit against such holder’s U.S. federal income tax liability, at the election of the U.S. Holder, subject to generally applicable limitations and conditions (including that the U.S. Holder claim any applicable treaty benefits). Alternatively, such taxes are eligible for deduction in computing such U.S. Holder’s taxable income. Stated interest and Additional Amounts will constitute foreign source income for U.S. foreign tax credit purposes. Such income will generally constitute “high withholding tax interest” for U.S. foreign tax credit purposes, unless the rate applicable to the U.S. Holder is below 5%, in which case such income generally will constitute “passive income.” The calculation of foreign tax credits involves the application of complex rules that depend on a U.S. Holder’s particular circumstances. Accordingly, investors are urged to consult their tax advisers regarding their ability to claim a credit for any foreign withholding taxes paid with respect to the Notes.

Sale, Exchange or Redemption

     Unless a non-recognition provision applies, the sale, exchange, redemption (including pursuant to an offer by us) or other disposition of a Note will be a taxable event for U.S. federal income tax purposes. In that event, a U.S. Holder will recognize gain or loss equal to the difference between (i) the amount of cash plus the fair market value of any property received upon that sale, exchange, redemption or other taxable disposition (other than amounts attributable to accrued interest) and (ii) the U.S. Holder’s adjusted tax basis in the Note. A U.S. Holder’s adjusted tax basis in a Note generally will equal the cost of the Note (net of accrued interest) to the U.S. Holder, which is for pound sterling Notes the U.S. dollar value of the pound sterling purchase price translated at the spot rate for the date of purchase (or, in some cases, the settlement date). The conversion of dollars into pounds sterling and the immediate use of those pounds sterling to purchase a Note generally will not result in a taxable gain or loss for a U.S. Holder. A U.S. Holder will have a tax basis in any pounds sterling received on the sale, exchange or retirement of a Note equal to the U.S. dollar value of the pounds sterling on the date of receipt.

     Except to the extent of exchange gain or loss discussed below, gain or loss recognized by a U.S. Holder of a Note should be capital gain or loss and will be long-term capital gain or loss if the Note has been held by the U.S. Holder for more than one year at the time of sale, exchange, redemption or other disposition. If the U.S. Holder is an individual, any capital gain generally will be subject to U.S. federal income tax at preferential rates of specified minimum holding periods are met. The deductibility of capital losses is subject to limitations.

Premier Foods plc

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

     Any gain realized by a U.S. Holder on the sale, exchange or redemption of a Note generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Any loss realized upon such a sale, exchange, redemption or other disposition of a Note generally will be allocated against U.S. source income for U.S. foreign tax credit purposes, except to the extent that such loss is attributable to accrued but unpaid interest.

Non-US Holders

     Subject to the discussion below under “— Information Reporting and Backup Withholding,” a Non-US Holder of a Note generally will not be subject to U.S. federal income or withholding tax on payments, including stated interest and Additional Amounts, in respect of a Note and gain realized on the sale, exchange, redemption or other disposition of a Note unless (i) that income is effectively connected with the conduct by the Non-US Holder of a trade or business in the United States (or in the case of a treaty resident, attributable to a permanent establishment (or a fixed base) in the United States) or (ii) in the case of a gain, the Non-US Holder of a Note is a non-resident alien individual who holds a Note as a capital asset and is present in the United States for 183 days or more in the taxable year of the sale, exchange, redemption or other disposition and certain other conditions are satisfied.

Information Reporting and Backup Withholding

     Payments of interest and principal on a Note and the proceeds from the sale of a Note paid to a U.S. Holder (other than a corporation or other exempt recipient) will be reported to the U.S. Internal Revenue Service. A U.S. Holder may be subject to U.S. backup withholding (currently at the rate of 28%) with respect to amounts paid on a Note and the proceeds from the sale, redemption or other disposition of a Note unless such U.S. Holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (ii) provides a correct taxpayer identification number certified under penalties of perjury, certifies as to no loss of exemption from backup withholding and otherwise complies with the applicable requirements of the backup withholding rules.

     Interest on a Note paid outside the United States to a Non-US Holder through a U.S. person or a U.S. related person (as defined below) is subject to information reporting and possible backup withholding unless certain documentation and other requirements are satisfied. The payment of principal on a Note and the proceeds from the sale, redemption or other disposition of a Note by a Non-US Holder to or through the U.S. office of any broker, U.S. or foreign, or the non-US office of a U.S. person or a U.S.-related person, will be subject to information reporting and possible backup withholding unless (i) the owner certifies its non-US status under penalties of perjury or otherwise establishes an exemption and (ii) the broker does not have actual knowledge, or reason to know, that the holder is a U.S. Holder or that the conditions of any other exemption are not, in fact, satisfied. A “US-related person” is a person with certain enumerated U.S. relationships.

     Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules will be creditable against the holder’s U.S. federal income tax liability, subject to satisfaction of certain procedural requirements. Holders of Notes should consult their tax advisers to determine whether they qualify for exemption from U.S. withholding and the procedure for obtaining an exemption, if applicable.

United Kingdom

UK Tax Consequences

     The following summary describes certain U.K. tax consequences of the ownership of the Notes but does not purport to be comprehensive. Except where expressly stated, the summary relates only to the position of those persons who are (i) the absolute beneficial owners of their Notes and the interest thereon; (ii) who are neither resident nor ordinarily resident in the United Kingdom for the purpose of U.K. taxation; and (iii) who do not carry on a trade, profession or vocation in the United Kingdom through a branch or agency or, in relation to a corporate noteholder does not carry on a trade in the United Kingdom through a permanent establishment in the United Kingdom, and may not apply to special situations, such as those of dealers in securities. Furthermore, the discussion below is generally based upon provisions of U.K tax law and U.K. Inland Revenue practice as of the date hereof. These provisions may be repealed, revoked or modified (possibly with retrospective effect) so as to result in U.K. tax consequences different from those discussed below. Persons considering the purchase,

Premier Foods plc

ownership or disposition of the Notes should consult their own tax advisers concerning U.K. tax consequences in the light of their particular situations as well as any consequences arising under the law of any other relevant tax jurisdiction. No representations with respect to the tax consequences to any particular holder of the Notes are made hereby.

Interest on the Notes

     The Notes will constitute “quoted Eurobonds” within the meaning of section 349 of the U.K. Income and Corporation Taxes Act 1988 (“ICTA”) provided they are listed on a “recognized stock exchange” within the meaning of section 841 of ICTA. The Luxembourg Stock Exchange is currently a “recognized stock” exchange for these purposes. Accordingly, as long as the Notes are listed on the Luxembourg Stock Exchange and remain so listed, payments of interest on the Notes may be made without withholding on account of U.K. income tax.

     Interest on the Notes constitutes U.K. source income for U.K. tax purposes and, as such, may be subject to income tax by direct assessment even where paid without withholding except in the hands of a holder who is exempt from U.K. income tax under the terms of an applicable double taxation treaty or otherwise. However, interest with a U.K. source received without deduction or withholding on account of United Kingdom tax will not be chargeable to U.K. tax in the hands of a holder of notes who is not resident for tax purposes in the United Kingdom unless that holder of Notes carries on a trade, profession or vocation in the United Kingdom through a U.K. branch or agency or, in relation to a corporate noteholder does not carry on a trade in the United Kingdom through a permanent establishment in connection with which the interest is received or to which the Notes are attributable. There are exemptions for interest received by certain categories of agents (such as some brokers and investment managers).

     Any paying agent or other person through whom interest is paid to, or by whom interest is received on behalf of, an individual (whether resident in the United Kingdom or elsewhere) may be required to provide information in relation to the payment and the individual concerned to the U.K. Inland Revenue. The Inland Revenue may communicate this information to the tax authorities of other jurisdictions.

Proposed European Directive on the Taxation of Savings Income

     On June 3, 2003 the EU Council of Economic and Finance Ministers adopted a new Directive regarding the taxation of savings income. The Directive is scheduled to be applied by Member States from January 1, 2005, provided that certain non-EU countries adopt similar measures from the same date. Under the Directive, each Member State will be required to provide to the tax authorities of another Member State details of payments of interest or other similar income paid by a person within its jurisdiction to an individual resident in that other Member State; however, Austria, Belgium and Luxembourg may instead apply a withholding system for a transitional period in relation to such payments, deducting tax at rates rising over time to 35%. The transitional period is to commence on the date from which the Directive is to be applied by Member States and to terminate at the end of the first full fiscal year following agreement by certain non-EU countries to the exchange of information relating to such payments.

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

Premier Foods plc

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

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The following discussion of our financial risk-management activities includes “forward-looking statements” that involve risks and uncertainties. Actual results could differ materially from those projected in the forwardlooking statements.

     Market risk represents the risk of changes in the value of financial instruments, whether derivative or non-derivative, as a result of fluctuations in foreign currency exchange rates and interest rates. The objective of our financial risk management strategy is to protect us against unfavorable changes in the financial markets and thus help us secure profitability. Funding and management of the financial risks are the responsibility of our treasury committee, which is a subcommittee appointed by our board of directors.

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

     The following discussion contains sensitivity analyses which present the hypothetical loss in cash flows or fair values of the financial instruments and derivative financial instruments that were held by us as of December 31, 2003 that were subject to changes in foreign currency exchange rates and interest rates. The range of sensitivities chosen for these analyses reflects our view of changes that are reasonably possible over a one-year period.

     In the normal course of business, we also face risks that are either nonfinancial or nonquantifiable. These risks principally include country, commodity, credit and legal risks, and are not represented in the following analyses.

Currency Fluctuation

     Although 83% of our business is conducted in the United Kingdom, we have operations in France and the Netherlands. We source raw materials from countries around the world and export our products to various countries. Therefore, our financial position and results of operations are subject to currency transaction risk. Our operating subsidiaries incur currency transaction risk whenever they enter into either a purchase or sale transaction using a currency other than pounds sterling. We enter into forward currency contracts to hedge partially against our exposure to foreign currency exchange rate fluctuations in the purchase of raw materials and in our export business. This hedging reduces our exposure to short-term volatility in exchange rates. However, sustained movement in exchange rates will increase or decrease the sterling value of our foreign currency-denominated purchases and sales, and we cannot guarantee that exchange rate fluctuations will not have an adverse effect on our results of operations.

     With respect to currency translation risk, the financial condition and results of operations of our non-UK businesses are measured and recorded in the relevant domestic currency of the jurisdiction in which the business is located and then translated into pounds sterling for inclusion in our consolidated financial statements. The exchange rate remained comparatively stable during 2000, 2001 and most of 2002. However, since September 2002, sterling has depreciated against the euro from €1.59 to €1.49 at June 29, 2004. (Closing rate June 29, 2004 as reported in the Financial Times). If this depreciation is sustained it will have a positive impact on our sales and operating profits as reported in pounds sterling in subsequent periods.

     Approximately 16% of the revenues of our continuing businesses in 2003 were denominated in currencies other than pounds sterling. In addition, a portion of our expenses was denominated in currencies

Premier Foods plc

other than pounds sterling. Our financial condition and results of operations, reported in pounds sterling, may therefore be affected by fluctuations in the value of the local currencies in which we transact business. Furthermore, many of our raw materials are obtained from sources outside the United Kingdom and therefore such costs are incurred in currencies other than the pound sterling. While we engage in foreign exchange hedging transactions, we cannot assure you that exchange rate fluctuations will not have a material adverse effect on our own financial position.

     The final stage of the European Economic and Monetary Union (“Stage III”) began on January 1, 1999 in 11 E.U. Member States. The 11 participating countries adopted fixed conversion rates between their existing currencies and the euro, the currency that has been adopted as their common legal currency, and then on January 1, 2002 converted their legacy currencies into the euro at the fixed conversion rates. Euro notes and coins were introduced on January 1, 2002, and the legacy currencies ceased to be legal tender by February 28, 2002. The United Kingdom is not currently a Stage III participant, although the U.K. government has stated that the United Kingdom might join the single currency at a later date. If the United Kingdom adopts the euro, the euro will replace the pound sterling as the United Kingdom’s legal currency and sterling-denominated Notes will be effectively redenominated into euro.

     France and Holland participated in Stage III, and have converted their legacy currencies into the euro. The value of our revenues and assets denominated in euro will therefore decline relative to revenues and assets that are denominated in other currencies, such as the pound sterling or the dollar, if the value of the euro declines.

     We entered into exchange contracts in January 2003 to purchase $200.0 million in September 2004. This was done to eliminate exchange risk on the $200.0 million Senior Notes and had the effect under U.K. GAAP of fixing the pounds sterling value of the $200.0 million Senior Notes at £129.2 million. A loss of £5.0 million was recorded on entering into these contracts. Under U.S. GAAP, the U.S. $200.0 million Senior Notes are translated into pounds sterling at the period exchange rate and the forward exchange contracts are measured at fair value.

     As of December 31, 2003, the contractual value and market value of our foreign currency forward purchase contracts were £185.0 million and £167.9 million, respectively.

     Using a hypothetical adverse change of 10% in foreign currency exchange rates, the hypothetical loss in cash flows of derivative and non-derivative financial instruments and foreign currency-denominated balance sheet positions at December 31, 2003 is estimated to be £6.4 million compared with £7.2 million as of December 31, 2002.

Interest Rate Risk

     Our borrowings are principally denominated in pounds sterling, with both fixed and floating rates of interest. We actively monitor our interest rate exposure on these borrowings and use a variety of derivative financial instruments to hedge such exposure, including interest rate swaps, collars and caps. The nature and volume of derivative financial instruments held by us is determined based upon conditions set by our borrowing agreements with our lenders. The borrowing agreements require us to hedge a minimum of 50% of the interest rate exposure on our Senior Credit Facility.

     In addition, we have entered into a cross-currency swap to fix the cash flows on our Dollar-denominated Notes, which has the effect of converting the interest payments from fixed-rate dollars into fixed-rate pounds sterling.

     As at December 31, 2003, we paid interest at the below rates on our borrowings.

Premier Foods plc

	Amount		Interest Rate
	Outstanding at		at
	December 31,	Interest Rate Payable	December
Borrowings	2003	Per Annum	31, 2003
Term A Facility	£187.4	LIBOR plus margin	5.80%
Term B Facility	£64.7	LIBOR plus margin	6.80%
Drawn Working Capital Facility	£41.0	LIBOR plus margin	5.61%
Working Capital Facility utilized for other purposes	£15.5	Various	Various
Unutilized Working Capital Facility	£43.5	0.25%-0.75%	0.50%
$200 million Notes	$200.0	12.00%	12.00%
£75 million Notes	£75.0	12.25%	12.25%
£75 million Acquisition Facility	£75.0	LIBOR plus margin	8.50%

     The margin applicable to the Term A Facility and drawings under the Working Capital Facility is 2.25% per annum reducing on the basis of a ratchet in several steps to 1.25% per annum dependent upon certain net debt to consolidated EBITDA ratios. At December 31, 2003, the margin applied to LIBOR on this facility was 1.75%. The margin applied to LIBOR at December 31, 2003 on the Term B Facility was 2.75%. The above interest rate at April 3, 2004 excludes any adjustment to LIBOR as a result of interest rate hedging. This is because the derivative instruments used to fix the interest rates are not allocated specifically against the Term A Facility, Term B Facility, the drawn Working Capital Facility or the Acquisition Facility.

     The utilization of the Working Capital Facility for other purposes incurs fees dependent upon the purpose for which the facility is used. Commitment fees are payable at the rate of 0.75% per annum of the undrawn portion of the relevant facilities. The interest payable per annum on commitment fees on the Working Capital Facility reduce in several steps from 0.75% to 0.25% per annum dependent upon certain net debt to consolidated EBITDA ratios. As of December 31, 2003, the margin applied to LIBOR in respect of commitment fees was 0.50%.

Credit Risk

     Potential concentrations of credit risk to us consist principally of cash and cash equivalents and trade receivables. Cash and cash equivalents are deposited with high-credit, quality financial institutions. Trade receivables are due principally from major grocery retailers. Furthermore, it is our policy to insure all third-party trade debt. We do not consider there to be any significant concentration of credit risk as of December 31, 2003.

Inflation

     We do not believe that our businesses are affected by inflation to any greater extent than other similarly situated businesses in our industry.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Not applicable.

Item 14. MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not applicable.

Premier Foods plc

Item 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

     Based on their review as of the end of the period covered by this Annual Report of our disclosure controls and procedures, the Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures (as defined in U.S. Exchange Act Rules 13a-15(e) and 15d-15(e)) are effective to ensure that material information is recorded, processed, summarized and reported by us in a timely manner and that the information is accumulated and communicated to management to allow timely decisions regarding required disclosure.

Change in Internal Controls

     As of the date of this annual report, based on the assessment of the Board, there were no changes in our internal controls or in other factors that have materially affected or is reasonably likely to affect these internal controls over financial reporting subsequent to the date of their evaluation, including any corrective actions regarding significant deficiencies and material weaknesses.

ITEM 16 [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     Our board of directors, which fulfils the function of our audit committee (our “Audit Committee”), has determined that Paul Thomas, a director and our Finance Officer, is an “audit committee financial expert”, as defined in Item 16.A. of Form 20-F.

ITEM 16B. CODE OF ETHICS

     We have adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. Our finance code of ethics is filed as Exhibit 11.1 to this Annual Report.

ITEM 16C. PRINCIPAL ACCOUNTANT’S FEES AND SERVICES

     Our principal accountant is PricewaterhouseCoopers LLP.

Independent Auditor Fees

     Aggregate fees billed by PricewaterhouseCoopers LLP for professional services during 2003 and 2002 were as follows:

	2003	2002
	(£ thousand)
Audit services	340	345
Audit-related services	154	137
Tax services	12	15
Other services	85	265

Aggregate fees for professional services	591	762

     Audit Services represent standard audit work required each year in order to issue an audit opinion on the consolidated financial statements of Premier Foods plc and to issue reports on local statutory financial statements. It also includes services that may only be provided by our independent auditor such as auditing non-recurring transactions and the application of new accounting policies, pre-issuance reviews of quarterly financial results, consents, comfort letters and covenant compliance statements and any audit services required for SEC or other regulatory filings.

     Audit-Related Services represent other assurance services provided by auditors but not restricted to those that can only be provided by the auditor signing the audit report. They comprise amounts for services such as acquisition due diligence, audits of pension and benefit plans, contractual audits of third-party arrangements and consultation regarding new accounting pronouncements.

     Tax Services represent tax compliance and other tax services, and expatriate tax return services.

Premier Foods plc

     Other Services in 2003 consisted of services provided on the acquisition of Ambrosia. Other services in 2002 relate to services provided on the acquisition of Nestlé.

Pre-Approval Policy of Audit and Non-Audit Services of Independent Auditors

     Our Audit Committee is responsible for the oversight of our independent auditor’s work. Our Audit Committee’s policy is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers LLP. These services may include audit services, audit-related services, tax services and other services as described above. On an annual basis the Audit Committee details the particular services or categories of services that are pre-approved and sets a specific budget for each service. At the Audit Committee meetings our management and PricewaterhouseCoopers LLP report on the extent of services actually provided in relation to pre-approved services and request pre-approval of additional services, as appropriate. The audit committee financial expert, Paul Thomas, may issue pre-approval for additional services, if required.

ITEM 16D. EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

     Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

     Not applicable.

Premier Foods plc

PART III

Item 17. FINANCIAL STATEMENTS

     We have responded to Item 18 in lieu of this item.

Item 18. FINANCIAL STATEMENTS

     The financial statements required by this item are found at the end of this report beginning on page F-1.

Item 19. EXHIBITS

     The exhibits filed with or incorporated by reference into this Annual Report are listed below.

Exhibit Number

1.1*	Certificate of Incorporation of Premier (incorporated herein by reference to Exhibit 3.1 of the Registration Statement on Form F-4 Registration No. 33-312188).

1.2*	Memorandum and Articles of Association of Premier (incorporated herein by reference to Exhibit 3.2 of the Registration Statement on Form F-4 Registration No. 33-312188).

2.1*	Indenture dated August 10, 1999 between Premier and Bankers Trust Company as Trustee (incorporated herein by reference to Exhibit 4.1 of the Registration Statement on Form F-4).

2.2*	Form of Global Note (included in Exhibit 2.1).

2.3*	Form of Definitive Registered Note (included in Exhibit 2.1).

4.1*	Facilities Agreement dated August 10, 1999 between Premier Financing as Borrower, Chase Manhattan plc, Deutsche Banc Alex. Brown Incorporated and Salomon Brothers International Limited as arrangers, The Chase Manhattan Bank, Bankers Trust Company and Citibank N.A. as Underwriters, Chase Manhattan International Limited as the Agent and the Security Agent and Bankers Trust Company as the Document Agent (incorporated herein by reference to Exhibit 4.6 of the Registration Statement on Form F-4 Registration No. 33-312188).

4.2*	Intra-Group Loan Agreement dated August 10, 1999 between Premier as Lender and Premier Financing Limited as Borrower (incorporated herein by reference to Exhibit 4.7 of the Registration Statement on Form F-4 Registration No. 33-312188).

4.3*	Subordination Deed dated August 10, 1999 between Premier Financing as Principal Debtor, Premier as Subordinated Lender and Chase Manhattan International Limited as Security Agent (incorporated herein by reference to Exhibit 4.8 of the Registration Statement on Form F-4 Registration No. 33-312188).

4.4*	Monitoring and Oversight Agreement dated August 10, 1999 between Premier and Hicks Muse (incorporated herein by reference to Exhibit 10.2 of the Registration Statement on Form F-4 Registration No. 33-312188).

4.5*	Financial Advisory Agreement dated August 10, 1999 between Premier and Hicks Muse (incorporated herein by reference to Exhibit 10.3 of the Registration Statement on Form F-4 Registration No 33-312188).

4.6*	Deal slips for Forward Purchase Contracts from January 20, 2003 for the purchase of $200 million from Barclays Bank PLC, value dated September 1, 2004 (incorporated by reference to Exhibit 4.6 of Form 20-F for our 2002 fiscal year).

4.7*	Supplemental Agreement dated May 27, 2002 relating to a Facilities Agreement dated August 10, 1999 between, inter alia, Premier Financing Limited, the subsidiaries of Premier Financing Limited party thereto, JP Morgan plc and Barclays Capital (the investment banking division of Barclays Bank PLC), as Amendment Arrangers, and JP Morgan Europe Limited, as Agent and Security Agent (incorporated herein by reference to Exhibit 4.7 of Form 20-F for our 2002 fiscal year).

4.8*	Agreement dated May 3, 2002 between Nestlé U.K. Limited, Nestlé (Ireland) Limited, Pastam Limited and Premier Financing Limited (incorporated herein by reference to Exhibit 4.8 of Form 20-F for our 2002 fiscal year).

Premier Foods plc

4.9†	Facility Agreement dated November 17, 2003 relating to an Acquisition Facility between inter alia, Premier Financing Limited, the subsidiaries of Premier Financing Limited party thereto, J.P. Morgan plc as Arranger, JPMorgan Chase Bank as Underwriter and J.P. Morgan Europe Limited as Agent and Security Agent.

4.10†	Amended and Restated Facilities Agreement for £412,300,000 Senior Secured Credit Facilities for Premier Financing Limited, as Borrower, and others, between Premier Financing Limited, J.P. Morgan plc and Barclays Capital as Amendment Arrangers, JPMorgan Chase Bank and Barclays Bank plc as Amendment Underwriters, the persons whose names and addresses are set out in Schedule 1 thereto as Banks, the banks and financial institutions whose names and capacities are set out in Schedule 5 thereto and J.P. Morgan Europe Limited as Agent and Security Agent, dated November 17, 2003.

4.11†	Agreement dated November 2, 2003 between Premier Ambient Products (UK) Limited and Unilever Bestfoods U.K. Limited pursuant to which Premier Ambient Products (UK) Limited acquired the ambient desserts business in the United Kingdom and the Republic of Ireland of Unilever Bestfoods U.K. Limited.

4.12†	Intercreditor Agreement, dated November 26, 2003, between Premier Financing Limited, as the Company, Certain Subsidiaries of the Company, as Obligors, the Senior Finance Parties and the Senior Subordinated Finance Parties and J.P. Morgan Europe Limited, relating, inter alia, to a Senior Facilities Agreement dated August 10, 1999 (as subsequently amended and restated) and a Senior Subordinated Facility Agreement dated November 17, 2003.

8.1	List of material subsidiaries of Premier (included in Item 10.1. and note 21 to the consolidated financial statements of Premier).

11.1†	Code of Ethics.

12.1†	Robert Schofield, Chief Executive certification, dated June 30, 2004, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2†	Paul Thomas, Finance Director certification dated June 30, 2004, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1†	Certification pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002 of Robert Schofield, Chief Executive, dated June 30, 2004.

13.2†	Certification pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002 of Paul Thomas, Finance Director, dated June 30, 2004.

*	Incorporated by reference.

†	Filed herewith.

Premier Foods plc

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

PREMIER FOODS PLC

	By:	/s/ Robert Schofield

	Name:	Robert Schofield
	Title:	Chief Executive

Date: June 30, 2004

Premier Foods plc

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTING FIRM

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of profit and loss, cash flows and shareholder’s deficit, included on pages F-2 to F-48, present fairly, in all material respects, the financial position of Premier Foods plc and its subsidiaries at December 31, 2002 and December 31, 2003, and the results of their operations, their cash flows and shareholder’s deficit for the years ended December 31, 2001, December 31, 2002 and December 31, 2003 in conformity with accounting principles generally accepted in the United Kingdom. These consolidated financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United Kingdom and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 24 to the consolidated financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
United Kingdom

March 30, 2004, except for Note 2, “Analysis of Continuing Operations”, Note 4, “Summary Segmental Analysis”, and Note 19, “Commitments and Contingencies – Contingent Liabilities – Legal Proceedings, paragraph (a)”, and Note 24, “Summary of Differences between U.K. and U.S. Generally Accepted Accounting Principles – (g) Other disclosures required by U.S. GAAP – Income Statement Information”, as to which the date is June 30, 2004

Premier Foods plc

CONSOLIDATED PROFIT AND LOSS ACCOUNTS

			Year Ended
			December 31,
		Note	2001 (1)	2002 (1)	2003 (1)
			£m	£m	£m
Turnover:	Continuing operations		832.5	865.4	870.6
	Discontinued operations		4.1	0.2	—

		2,4	836.6	865.6	870.6
Operating profit:	Continuing operations		64.3	77.6	79.4
	Operating exceptional items	3	(12.2)	(16.8)	(10.8)

			52.1	60.8	68.6
	Discontinued operations		(0.8)	(0.1)	—
	Operating exceptional items	3	—	—	—

			(0.8)	(0.1)	—

		2,4	51.3	60.7	68.6
Non-operating exceptional items		3	(26.2)	(2.0)	2.0

Profit on ordinary activities before interest and taxation			25.1	58.7	70.6
Interest payable and similar charges		7	(57.2)	(40.3)	(57.8)
Interest receivable and similar income			4.5	3.9	5.7

Net interest payable and similar charges			(52.7)	(36.4)	(52.1)
Profit / (loss) on ordinary activities before taxation			(27.6)	22.3	18.5
Taxation charge on profit / (loss) on ordinary activities		8	(0.9)	(6.0)	(6.3)

Profit / (loss) on ordinary activities after taxation			(28.5)	16.3	12.2
Dividends			—	—	—

Transferred to reserves		17	(28.5)	16.3	12.2

(1)	Turnover has been amended in line with the reclassification disclosed in Note 2 to the Annual Financial Report.

The accompanying notes are an integral part of these consolidated financial statements.

Premier Foods plc

CONSOLIDATED BALANCE SHEETS

		December 31,
	Note	2002	2003
		£m	£m
Fixed assets:
Intangible assets	9	113.9	190.4
Tangible assets	10	135.1	153.1
Investments	11	0.2	0.2

		249.2	343.7
Current assets:
Stocks	12	111.3	122.3
Debtors due:
Within one year	13	133.5	118.7
After more than one year	13	9.0	6.5
Cash at bank and in hand		43.5	24.6

		297.3	272.1
Creditors: amounts falling due within one year:
Bank loans, overdrafts and other creditors	14	(217.6)	(238.0)

Net current assets		79.7	34.1

Total assets less current liabilities		328.9	377.8
Creditors: amounts falling due after more than one year:
Borrowings	15	(464.7)	(497.7)
Other creditors	15	(0.2)	(0.2)
Provisions for liabilities and charges	16	(13.8)	(14.3)

		(478.7)	(512.2)
Net liabilities		(149.8)	(134.4)

Capital and reserves:
Called up share capital	17	83.7	83.7
Share premium account	17	623.2	623.2
Revaluation reserve	17	4.0	4.0
Profit and loss account	17	(860.7)	(845.3)

Total shareholder’s deficit		(149.8)	(134.4)

Signed on behalf of the Board of Directors, who approved the financial statements on March 30, 2004.

Paul Thomas

Director

The accompanying notes are an integral part of these consolidated financial statements.

Premier Foods plc

CONSOLIDATED STATEMENTS OF
TOTAL RECOGNISED GAINS AND LOSSES

	Year Ended
	December 31,
	2001	2002	2003
	£m	£m	£m
Profit / (loss) for the financial year	(28.5)	16.3	12.2
Currency translation differences on foreign currency net investments	(1.1)	1.2	3.2

Total recognised gains and losses for the year	(29.6)	17.5	15.4

NOTE OF CONSOLIDATED HISTORICAL COST PROFITS AND LOSSES

	Year Ended
	December 31,
	2001	2002	2003
	£m	£m	£m
Profit / (loss) on ordinary activities before taxation	(27.6)	22.3	18.5
Realisation of property revaluation gains of previous year	0.1	—	—

Historical cost profit / (loss) on ordinary activities before taxation	(27.5)	22.3	18.5

Historical cost profit / (loss) retained after taxation, and dividends	(28.4)	16.3	12.2

RECONCILIATION OF MOVEMENTS IN CONSOLIDATED SHAREHOLDER’S FUNDS

	Year Ended
	December 31,
	2001	2002	2003
	£m	£m	£m
Profit / (loss) for the financial year	(28.5)	16.3	12.2
Goodwill transferred to the profit and loss account in respect of disposed businesses	53.0	—	—
Other recognised gains and losses	(1.1)	1.2	3.2
Share capital issued	23.7	—	—

Net increase in shareholder’s funds	47.1	17.5	15.4
Opening shareholder’s deficit	(214.4)	(167.3)	(149.8)

Closing shareholder’s deficit	(167.3)	(149.8)	(134.4)

The accompanying notes are an integral part of these consolidated financial statements.

Premier Foods plc

CONSOLIDATED CASH FLOW STATEMENTS

			Year ended
			December 31,
	Note		2001	2002	2003
			£m	£m	£m
Net cash inflow from operating activities	(a	)	81.7	98.8	112.7
Return on investments and servicing of finance	(b	)	(40.1)	(43.6)	(43.0)
Taxation			(1.5)	(1.3)	(0.1)
Capital expenditure and financial investment	(b	)	(12.8)	(15.1)	(21.0)
Acquisitions and disposals	(b	)	72.3	(132.8)	(106.3)

Cash (outflow) / inflow before financing			99.6	(94.0)	(57.7)
Financing:
Issue of shares	(b	)	23.7	—	—
Debt issuance costs			—	(8.6)	(4.3)
Increase / (reduction) in debt	(b	)	(119.8)	116.4	34.8

			(96.1)	107.8	30.5

Increase / (decrease) in cash in the year			3.5	13.8	(27.2)

Reconciliation of net cash flow to movement in net debt Increase / (decrease) in cash in the year			3.5	13.8	(27.2)
Cash outflow / (inflow) from increased gross debt			119.8	(116.4)	(34.8)
Exchange movement on gross debt net of cash in the year			(3.6)	13.2	(3.8)

(Increase) / decrease in gross debt net of cash in the year			119.7	(89.4)	(65.8)
Debt issuance costs			—	8.6	4.3
Less amortisation of debt issuance costs			(7.5)	(6.3)	(5.7)

(Increase) / decrease in total debt net of cash in the year			112.2	(87.1)	(67.2)
Total debt net of cash at January 1,			(470.9)	(358.7)	(445.8)

Total debt net of cash at December 31,			(358.7)	(445.8)	(513.0)

Analysis of movement in net debt

	At				Exchange	At
	December 31,			Debt issuance	movement	December 31,
	2002	Cash flow	Acquisitions	costs	on debt	2003
	£m	£m	£m	£m	£m	£m
Bank overdrafts	(3.2)	(7.1)	—	—	—	(10.3)
Less: Cash balances	43.5	(20.1)	—	—	1.2	24.6

Net cash	40.3	(27.2)	—	—	1.2	14.3
Debt due after 1 year	(473.9)	47.4	(75.0)	—	(5.0)	(506.5)
Debt due within 1 year	(27.0)	(7.2)	—	—	—	(34.2)
Finance leases	(0.1)	—	—	—	—	(0.1)

Gross debt	(501.0)	40.2	(75.0)	—	(5.0)	(540.8)
Gross debt net of cash	(460.7)	13.0	(75.0)	—	(3.8)	(526.5)
Capitalised debt issuance costs	14.9	—	4.3	(5.7)	—	13.5

Total debt net of cash	(445.8)	13.0	(70.7)	(5.7)	(3.8)	(513.0)

The accompanying notes are an integral part of these consolidated financial statements.

Premier Foods plc

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENTS

	Year Ended
	December 31,
	2001	2002	2003
	£m	£m	£m
(a) Reconciliation of operating profit to operating cash flows
Operating profit before exceptional items	63.5	77.5	79.4
Depreciation of tangible fixed assets	16.1	18.8	23.4
Amortisation of intangible fixed assets	0.5	4.2	7.1
Amortisation of pension prepayment	2.0	2.6	2.4
Cash flow relating to restructuring	(13.5)	(13.2)	(10.9)
(Increase) / decrease in stocks	17.8	7.3	(5.2)
(Increase) / decrease in debtors	(9.6)	7.3	13.8
Increase / (decrease) in creditors	6.0	(4.2)	1.4
Exchange movement in working capital	(1.1)	(1.5)	1.3

Net cash inflow from operating activities	81.7	98.8	112.7

(b) Analysis of cash flows for headings netted in the cash flow statement

	Year Ended
	December 31,
	2001	2002	2003
	£m	£m	£m
Return on investments and servicing of finance
Interest received	4.5	3.9	4.9
Interest paid	(44.5)	(47.4)	(47.9)
Interest element of finance lease rental payments	(0.1)	(0.1)	—

Return on investments and servicing of finance	(40.1)	(43.6)	(43.0)

Capital expenditure and financial investment
Purchase of tangible fixed assets	(20.1)	(17.3)	(27.3)
Purchase of intangible fixed assets	—	—	(0.2)
Sale / (purchase) of investments	(0.1)	—	—
Sale of tangible fixed assets	7.4	2.2	6.5

Capital expenditure and financial investment	(12.8)	(15.1)	(21.0)

Acquisitions and disposals
Purchase of subsidiary undertakings	(28.7)	(132.8)	(106.3)
Cash acquired with subsidiary undertakings	(0.8)	—	—
Sale of subsidiary undertakings	101.8	—	—

Acquisitions and disposals	72.3	(132.8)	(106.3)

Financing
Increase / (decrease) in debt due within one year	(6.5)	13.6	7.2
Increase / (decrease) in debt due after more than one year	(112.4)	102.9	27.6
Issue of shares	23.7	—	—
Capital element of finance lease rental payments	(0.9)	(0.1)	—

Financing	(96.1)	116.4	34.8

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

Consolidated financial statements for 2001, 2002 and 2003

The results of Premier for the three years ended December 31, 2003 and the balance sheets at December 31, 2002 and December 31, 2003 have been consolidated in accordance with applicable accounting standards in the U.K., under the historical cost convention.

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

Premier is allocated overhead costs relating to Premier Holdings’ shared administrative functions based on central management’s estimate of the time involved in supporting each of the groups to which Premier Holdings provides those administrative functions to. The allocated costs are included in general administrative and other expenses in the consolidated profit and loss account. Management believes that such allocation methodology is reasonable. The expenses allocated to Premier for these services are not necessarily indicative of the expenses that would have been incurred if Premier had been a separate independent entity. In 2001, 2002 and 2003, Premier has been recharged £0.2m, £2.8m and £0.9m by Premier Foods Holdings Limited in respect of the shared administrative functions. The decrease from 2002 to 2003 in the recharge to Premier by Premier Holdings is primarily the result of a reduction in restructuring costs incurred by Premier Holdings in 2003.

Employees of Premier companies are members of a number of defined benefit pension schemes. Each of Premier’s operating companies directly funds the schemes based on the actual pension cost for its employees in accordance with the funding levels as determined by the schemes actuaries. There are no recharges or allocations of costs from Premier Holdings.

Goodwill

In accordance with FRS 10 “Goodwill and Intangible Assets,” purchased goodwill, being the excess of the fair value of the purchase consideration over the fair value of the separable net tangible assets of businesses acquired, is capitalised and amortised over the shorter of its estimated useful life and 20 years on a straight-line basis. Prior to 1998, goodwill arising on the acquisition of subsidiary undertakings was written off to reserves in the year of acquisition. On the subsequent disposal or termination of a business acquired prior to 1998, the profit or loss on disposal or termination is calculated after charging the gross amount of any related goodwill previously taken to reserves.

Premier Foods plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Turnover

Turnover is the value of sales, excluding transactions with or between wholly owned subsidiaries, after deduction of sales rebates, value added tax and other taxes directly attributable to turnover. Sales are recognised upon receipt of confirmation that the goods shipped have been accepted by the customer, where the sales price is fixed and collectability is reasonably assured. Shipping and handling costs are included in selling and distribution costs. Certain promotional expenditures are more appropriately classified as a reduction of “sales” rather than “selling and distribution costs”. Amounts previously reported have been reclassified accordingly. (see Note 2 “Analysis of Continuing Operations”).

Research and Development

Research and development expenditure is expensed in the year in which it is incurred (see note 5 “ Profit / (Loss) on Ordinary Activities before Taxation”).

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

In accordance with FRS 11 “Impairment of Fixed Assets and Goodwill,” where assets are impaired as a result of market factors, write-downs are charged initially against any related revaluation reserve until historic cost is reached and thereafter charged to operating profit.

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

Where a leasehold property, which has substantially ceased to be used for the purpose of the business is sublet, full provision is made for the future costs of the property less recoverable amounts.

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

Premier Foods plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Deferred Tax

FRS 19 “Deferred tax,” which was adopted in 2002, requires full provision to be made for deferred tax arising from timing differences between the recognition of gains and losses in the financial statements and their inclusion in tax computations. Premier has chosen not to discount its deferred tax liability. The prior year figures have been restated in order to comply with the standard. The effects of adopting FRS 19 “Deferred tax” are:

	2001	2002
	£m	£m
Increase / (reduction) in taxation charge for the period	0.3	(0.6)

Reduction in net assets	7.1	—

Government Grants

Government grants on capital expenditure are credited to a deferral account and are released to revenue by equal annual amounts over the life of the asset to which they relate. Other grants are released to revenue over the life of the projects to which they relate.

Pension Costs

Pension costs are recognised and measured in accordance with SSAP 24 “Accounting for pension costs.” The pension costs relating to Premier pension schemes are assessed in accordance with the advice of independent qualified actuaries. The amounts so determined include the regular cost of providing the benefits as a percentage of current and expected future earnings of the employees covered. Variations from the regular pension cost are spread on a systematic basis over the estimated average remaining service lives of current employees in the plans.

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

Premier Foods plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Debt Issuance Costs

Costs relating to the issuance of debt are capitalised and amortised over the period of the debt, in line with the amortisation of the debt, in accordance with FRS 4 “Capital Instruments.”

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

2. Analysis of Continuing Operations

	2001				2002
		Operating				Operating
	Continuing	exceptional	Discontinued		Continuing	exceptional	Discontinued
	operations	items	operations	Total	operations	items	operations	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Turnover	832.5	—	4.1	836.6	865.4	—	0.2	865.6
Cost of sales	(657.2)	(0.9)	(3.7)	(661.8)	(653.6)	(8.8)	(0.2)	(662.6)

Gross profit	175.3	(0.9)	0.4	174.8	211.8	(8.8)	—	203.0
Selling and distribution	(84.9)	(2.5)	(0.5)	(87.9)	(93.1)	(1.3)	—	(94.4)
Administrative	(26.1)	(8.8)	(0.7)	(35.6)	(41.1)	(6.7)	(0.1)	(47.9)

Net operating expenses	(111.0)	(11.3)	(1.2)	(123.5)	(134.2)	(16.8)	(0.1)	(142.3)

Operating profit	64.3	(12.2)	(0.8)	51.3	77.6	(16.8)	(0.1)	60.7

	2003
		Operating
	Continuing	exceptional	Discontinued
	operations	items	operations	Total
	£m	£m	£m	£m
Turnover	870.6	—	—	870.6
Cost of sales	(667.8)	(9.4)	—	(677.2)

Gross profit	202.8	(9.4)	—	193.4
Selling and distribution	(86.5)	(1.4)	—	(87.9)
Administrative	(36.9)	—	—	(36.9)

Net operating expenses	(123.4)	(1.4)	—	(124.8)

Operating profit	79.4	(10.8)	—	68.6

The discontinued operations relate to F E Barber Limited (trading as Kingsland Wines and Spirits), which was sold in February 2001 and a non-core, non-grocery business, which was put into liquidation in March 2002.

Premier Foods plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Reclassification of 2001, 2002 and 2003 turnover and selling and distribution costs

Certain promotional expenditures are more appropriately classified as a reduction of “sales” rather than “selling and distribution costs.” Amounts previously reported have been reclassified accordingly, and the effect is set out below:

	2001	2002	2003
	£m	£m	£m
Turnover
As previously reported for the year ended December 31	857.7	889.3	890.0
Selling and distribution costs reclassified as turnover	(21.1)	(23.7)	(19.4)
As reclassified for the year ended December 31	836.6	865.6	870.6

Selling and distribution costs
As previously reported for the year ended December 31	109.0	116.8	107.3
Selling and distribution costs reclassified as turnover	(21.1)	(23.7)	(19.4)
Administrative costs reclassified as selling and distribution costs	—	1.3	—

As reclassified for the year ended December 31	87.9	94.4	87.9

Reclassification of 2002 administrative costs

Certain administrative costs related to 2002 operating exceptional items are more appropriately classified as “cost of sales” or “selling and distribution” rather than “administrative”. The amounts have been reclassified accordingly, and the effect is set out below:

2002
£m
Administrative costs
As previously reported for the year ended December 31	58.0
Administrative costs reclassified as cost of sales	(8.8)
Administrative costs reclassified as selling and distribution costs	(1.3)

As reclassified for the year ended December 31	(47.9)

3. Exceptional Items

The principal components of exceptional items are as follows:

	2001	2002	2003
	£m	£m	£m
Operating exceptional items:
Continuing operations:
Restructuring of production facilities	(3.5)	(8.8)	(9.4)
Restructuring of selling and distribution facilities	(4.2)	(1.3)	(1.4)
Restructuring of administration facilities	(4.5)	(4.5)	—
Nestlé acquisition costs	—	(2.2)	—

Total operating exceptional items	(12.2)	(16.8)	(10.8)

Non-operating exceptional items:
Loss on sale or termination of discontinued operations	(29.6)	(0.4)	—
Profit / (loss) on sale of fixed assets	3.4	(1.6)	2.0

Total non-operating exceptional items	(26.2)	(2.0)	2.0

The loss on sale or termination of discontinued operations in 2002 relates to the liquidation of a non-core, non-grocery business, which was put into liquidation in March 2002. The loss on sale or termination of discontinued operations in 2001 relates to the disposal of our wines and spirits operations.

Premier Foods plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4. Summary Segmental Analysis

Turnover by product group, turnover by geographical origin and turnover by geographical market have been changed from amounts previously reported due to a reclassification of certain promotional expenditures from “selling and distribution costs” to a reduction of “sales” (see Note 2 “Analysis of Continuing Operations”).

	Turnover by Product Group
	2001	2002	2003
	£m	£m	£m
Convenience foods, pickles and sauces	334.8	355.0	374.6
Tea and beverages	175.2	169.0	143.0
Spreads and desserts	166.9	194.3	217.2

Grocery products sub-total	676.9	718.3	734.8
Potatoes	155.6	147.1	135.8

Continuing operations	832.5	865.4	870.6
Discontinued operations	4.1	0.2	0.0

Total	836.6	865.6	870.6

Following the acquisition of the ambient desserts business in the U.K. and Republic of Ireland of Unilever Bestfoods U.K. Limited in December 2003, the spreads business has been renamed “spreads and desserts”.

Premier operates as a unified grocery products business. As at December 31, 2003, the product groups shown had shared administrative functions and the operating assets were not separable. Therefore, further segmental analysis of operating profit and operating assets by product group have not been disclosed in these financial statements.

	Turnover by Geographical			Turnover by Geographical
		Origin			Market
	2001	2002	2003	2001	2002	2003
	£m	£m	£m	£m	£m	£m
UK	710.7	746.1	745.2	699.6	724.6	726.4
Mainland Europe	121.8	119.3	125.4	124.4	129.3	136.1
Other countries	—	—	—	8.5	11.5	8.1

Continuing operations	832.5	865.4	870.6	832.5	865.4	870.6
Discontinued operations	4.1	0.2	—	4.1	0.2	—

Total	836.6	865.6	870.6	836.6	865.6	870.6

Premier Foods plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Operating profit by			Operating assets by
	geographical origin			geographical origin
	2001	2002	2003	2002	2003
	£m	£m	£m	£m	£m
UK	62.5	74.5	75.2	262.1	339.6
Mainland Europe	2.3	3.1	4.2	33.9	39.0
Other countries	(0.5)	—	—	—	—

Continuing operations	64.3	77.6	79.4	296.0	378.6
Operating exceptional items (note 3)	(12.2)	(16.8)	(10.8)	—	—
Discontinued operations	(0.8)	(0.1)	—	—	—

Total	51.3	60.7	68.6	296.0	378.6

Net debt				(445.8)	(513.0)

Net deficit				(149.8)	(134.4)

5. Profit / (Loss) on Ordinary Activities Before Taxation

	2001	2002	2003
	£m	£m	£m
The profit / (loss) before tax was arrived at after charging:
Depreciation of tangible fixed assets
Owned assets	15.9	19.1	23.3
Leased assets	0.2	0.1	0.1
Amortisation of intangible fixed assets	0.5	4.2	7.1
Auditors remuneration
Audit services	0.3	0.3	0.3
Audit-related services	0.1	0.1	0.1
Other services	0.3	0.4	0.1
Operating lease payments
Plant and machinery	4.3	2.9	3.5
Land and buildings	1.7	1.6	2.0
Research and development	0.4	1.0	0.9

6. Employees

Employee remuneration and related costs (including directors’ emoluments) were as follows:

	2001	2002	2003
	£m	£m	£m
Wages and salaries	90.0	94.9	102.0
Social security costs	9.0	9.2	11.0
Other pension costs	2.7	3.1	5.0

	101.7	107.2	118.0

The average number of employees during the period was as follows:

	2001	2002	2003
Management	343	374	417
Administration	586	670	630
Production, distribution and other	3,288	3,293	3,603

	4,217	4,337	4,650

Premier Foods plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Pensions

Premier participates in a number of Premier Holdings pension schemes (principally the HF scheme and the Premier Brands pension plan), the majority of which are funded defined benefit schemes; there are in addition a small number of company defined contribution schemes, personal pension schemes and life assurance only arrangements. The scheme funds are administered by trustees and are independent of Premier’s finances. The schemes invest in a mixture of U.K. and European equities and corporate and government bonds.

The total pension cost for Premier in 2001, 2002 and 2003 has been assessed in accordance with the advice of independent qualified actuaries, using the Projected Unit Method. Actuarial assessments of the schemes were made during 2003, with the principal actuarial assumptions being that the rate of discount of liabilities is 3% more than wage inflation and 4% more than pension increases. Allowance was made for pensions in payment to increase as required by statute and in accordance with the rules of the schemes, and also to reflect Premier Holdings’ and Premier’s policies. Assets were valued in 2003 and 2002 using a discounted dividend approach. In 2001, assets were valued using a market value approach. The market valuation methodology was more appropriate than an actuarial value approach in 2001, as the discounted dividend approach generated valuations of the scheme assets that were excessive, in the view of Premier’s management.

At December 31, 2003, the date of the latest actuarial assessments, based on the most recent formal actuarial valuations at December 31, 2002 for the Premier Brands scheme and April 5, 2001 for the HF scheme, the total market value of the assets was £197.3m and the actuarial value of the assets was sufficient to cover 100% of the benefits that had accrued to members after fully allowing for future salary increases. The normal cost of Premier’s defined benefit pension schemes was £4.1m (2002: £3.9m, 2001: £3.9m), which, after interest on the recognised surplus and amortisation of the remaining unrecognised surplus, resulted in a net defined benefit pensions expense of £4.3m (2002: £2.6m, 2001: £2.0m). Premier recommenced contributions to the schemes from July 2003, paying £1.6m and accruing £0.3m in contributions to December 31, 2003. The pension prepayment was amortised by £2.4m. Premier did not contribute to the schemes during 2002, due to the scheme surplus, therefore the amortisation of the pension prepayment of £2.6m comprised the net defined benefit pensions expense of £2.6m. In 2001, Premier did not contribute to the schemes, due to the scheme surplus at that time. The net defined benefit pensions expense of £2.0m in 2001 comprised an amortisation of the pension prepayment of £2.0m.

The cost of the defined contribution schemes was £0.3m (2002: £0.2m, 2001: £0.7m).

The pension prepayment at December 31, 2003 was £5.8m (2002: £8.2m), which represented the accumulated difference between the pension cost and employer contributions. The reduction in the prepayment of £2.4m comprises the amortisation in 2003 of £2.4m.

Premier also operates plans in continental Europe, which provide employees with certain post retirement and unfunded pension benefits. The liabilities in respect of these benefits amounted to £0.3m at December 31, 2003 (2002: £0.1m; 2001: £0.6m). The cost of these plans was £0.4m (2002: £0.3m; 2001: £0.3m).

FRS 17 “Retirement benefit” disclosures

FRS 17 “Retirement benefits” came into effect during 2001. The following items are recorded under the transitional disclosure requirements of FRS 17, and should be read in conjunction with the pension disclosures in accordance with SSAP 24 “Accounting for pension costs” recorded above. Full actuarial assessments of the schemes were made on December 31, 2003 by an independent qualified actuary, based on the most recent formal actuarial valuations at December 31, 2002 for the Premier Brands scheme and April 5, 2001 for the HF scheme. The major assumptions used by the actuary were:

	2001	2002	2003
Rate of increase in salaries	3.0%	2.5%	2.5%
Rate of increase in pensions in payment	2.0%	1.5%	1.5%
Discount rate	6.0%	5.5%	5.5%
Inflation assumption	2.0%	1.5%	1.5%

Premier Foods plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The assets in the scheme and the expected rate of return at December 31, were:

	Expected		Expected		Expected
	rate of	Market	rate of	Market	rate of	Market
	return	value	return	value	return	value
	2001	2001	2002	2002	2003	2003
				£m		£m
Asset
Equities	7.4%	145.5	9.5%	123.3	8.5%	148.6
Bonds	6.5%	62.4	6.0%	51.6	6.0%	47.9
Other	4.0%	4.7	4.0%	0.7	4.0%	0.8

Total market value of scheme assets	7.0%	212.6	7.0%	175.6	7.9%	197.3

The following amounts at December 31, were measured in accordance with the requirements of FRS 17 “Retirement benefits.”

	2001	2002	2003
	£m	£m	£m
Total market value of scheme assets	212.6	175.6	197.3
Present value of scheme liabilities	(215.1)	(185.9)	(205.9)

Deficit in the schemes	(2.5)	(10.3)	(8.6)
Related deferred tax asset	0.8	3.1	2.6

Net pension liability	(1.7)	(7.2)	(6.0)

If the above amounts had been recognised in the financial statements, Premier’s net liabilities and profit and loss reserve at December 31, would be as follows:

	2001	2002	2003
	£m	£m	£m
Net shareholders’ deficit including pension prepayment recognised under SSAP 24	(167.3)	(149.8)	(134.4)
Pension prepayment recognised under SSAP 24	(10.8)	(8.2)	(5.8)
Net pension liability recognised under FRS 17	(1.7)	(7.2)	(6.0)

Net shareholders’ deficit including pension liability recognised under FRS 17	(179.8)	(165.2)	(146.2)

Profit and loss reserve including pension prepayment recognised under SSAP 24	(878.2)	(860.7)	(845.3)
Pension prepayment recognised under SSAP 24	(10.8)	(8.2)	(5.8)
Net pension liability recognised under FRS 17	(1.7)	(7.2)	(6.0)

Profit and loss reserve including pension liability recognised under FRS 17	(890.7)	(876.1)	(857.1)

Premier Foods plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following amounts would have been recognised in the performance statements in the year to December 31, 2003 and 2002 under the requirements of FRS 17:

	2002	2003
	£m	£m
Analysis of amount charged to operating profit
Current service cost	3.9	4.3
Past service cost (gross)	—	1.0
Less unrecognised surplus	—	—
Curtailments / settlements (gross)	—	—
Less unrecognised surplus	—	—

Total operating charge	3.9	5.3

Analysis of amount credited to other finance income
Expected return on pension scheme assets	15.0	14.5
Interest on pension scheme liabilities	(12.9)	(10.4)

Net return	2.1	4.1

Analysis of amount recognised in Statement of Total Recognised Gains and Losses
Actual return less expected return on pension scheme assets	(31.2)	15.0
Experience gains and losses arising on the scheme liabilities	2.4	(13.7)
Changes in assumptions underlying the present value of the scheme liabilities	22.8	—

Actuarial gain / (loss) recognised in the Statement of Total Recognised Gains and Losses	(6.0)	1.3

Movement in surplus / (deficit) during the year
Surplus / (deficit) in the scheme at beginning of the year	(2.5)	(10.3)
Movement in year:
Current service cost	(3.9)	(4.3)
Employer contributions	—	1.6
Past service costs	—	(1.0)
Other finance income	2.1	4.1
Actuarial gain / (loss) recognised in the Statement of Total Recognised Gains and Losses	(6.0)	1.3

Surplus / (deficit) in scheme at end of year	(10.3)	(8.6)

History of experience gains and losses
Difference between the expected and actual return on scheme assets:
Amount (£m)	(31.2)	15.0
Percentage of scheme assets at period end	18%	8%
Experience gains and losses of scheme liabilities:
Amount (£m)	2.4	(13.7)
Percentage of the present value of the scheme liabilities at period end	1%	7%
Total amount recognised in Statement of Total Recognised Gains and Losses:
Amount (£m)	(6.0)	1.3
Percentage of the present value of the scheme liabilities at period end	3%	1%

Employer contributions in the year ended December 31, 2003 were £1.6m. It has been expected that contributions will be £6.9m in 2004 and £7.5m per annum thereafter.

Premier Foods plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Directors’ emoluments

Aggregate emoluments paid to Directors by Premier in respect of services to Premier and its subsidiaries totalled £0.6m (2002: £2.2m, 2001: £2.6m) for the year, including £nil (2002: £1.0m, 2001: £0.8m) of compensation for loss of office. Retirement benefits accrue to two Directors (2002: two, 2001: three) under defined benefit schemes. The highest paid Director was paid £0.3m (2002: £0.5m, 2001: £1.0m). The accrued pension in respect of this director was £0.0m (2002: £0.0m, 2001 £0.0m).

7. Interest payable and similar charges

	2001	2002	2003
	£m	£m	£m
Bank loans and overdrafts	46.0	47.1	47.1
Exchange loss / (gain) on U.S. dollar denominated bond	3.6	(13.2)	5.0
Amortisation of debt issuance costs	7.5	6.3	5.7
Finance leases	0.1	0.1	—

	57.2	40.3	57.8

In January 2003, Premier entered into derivative contracts, which had the effect of fixing the pounds sterling value of the US$200m Senior Notes at £129.2m. A loss of £5.0m was recorded on entering into these contracts.

8. Taxation on Profit / (Loss) on Ordinary Activities

	2001	2002	2003
	£m	£m	£m
Premier and subsidiary undertakings:
U.K. corporation tax at 30.0% (2002: 30.0%, 2001: 30.0%)
Current year	0.8	6.7	5.2
Prior year	(0.2)	—	(0.2)
Overseas tax	—	—	—

Total current tax	0.6	6.7	5.0
Deferred tax	0.3	(0.7)	1.3

Taxation charge on profit / (loss) on ordinary activities	0.9	6.0	6.3

The principal items affecting the tax charge are exceptional items not taxable or not allowable for tax purposes. Tax relief on exceptional items in the year was £3.2m not taxable (2002: £4.0m not allowable, 2001: £2.5m not allowable).

Premier Foods plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

A reconciliation from the corporation tax calculated from the profit / (loss) before tax to the actual tax charge is set out below.

	2001	2002	2003
	£m	£m	£m
Profit / (loss) before taxation	(27.6)	22.3	18.5
Tax credit / (charge) on profit / (loss) before tax at U.K. corporation tax rate of 2003: 30.0% (2002: 30.0%, 2001: 30.0%)	8.3	(6.7)	(5.6)
Non allowable / (disallowable) exceptional items	(9.0)	(1.6)	0.6
Timing differences	0.9	(0.7)	0.9
Utilisation of taxation losses	—	4.1	—
Other disallowable items	(0.8)	(1.8)	(1.1)
Adjustment to prior year	—	—	0.2

Taxation charge on profit / (loss) on ordinary activities	(0.6)	(6.7)	(5.0)

9. Intangible Assets

	Goodwill	Trademarks	Total
	£m	£m	£m
Cost at January 1, 2003	91.4	27.5	118.9
Additions	55.8	27.8	83.6

Cost at December 31, 2003	147.2	55.3	202.5

Amortisation at January 1, 2003	3.8	1.2	5.0
Charge for the year	5.6	1.5	7.1

Amortisation at December 31, 2003	9.4	2.7	12.1

Net book value at December 31, 2003	137.8	52.6	190.4

Net book value at December 31, 2002	87.6	26.3	113.9

The addition to goodwill during 2003 includes £55.6m in relation to the acquisition of the ambient desserts business in the U.K. and the Republic of Ireland of Unilever Bestfoods U.K. Limited (“Ambrosia”). Goodwill arising on acquisition is amortised over a period of 20 years.

The addition to trademarks in 2003 relates to trademarks acquired on the acquisition of Ambrosia. Trademarks are amortised over a period of 20 years.

Premier Foods plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10. Tangible Fixed Assets

	Freehold	Long	Short
	land and	leasehold	leasehold	Plant and
	buildings	properties	properties	machinery	Total
	£m	£m	£m	£m	£m
Cost or valuation at January 1, 2003	69.4	3.7	0.8	224.1	298.0
Additions	0.8	—	—	26.5	27.3
Acquisition of subsidiaries	3.9	—	—	13.3	17.2
Disposals	(5.1)	—	—	(7.9)	(13.0)
Exchange adjustments	0.8	—	—	2.7	3.5

Cost or valuation at December 31, 2003	69.8	3.7	0.8	258.7	333.0

Depreciation at January 1, 2003	15.6	0.6	0.4	146.3	162.9
Charge for the year	2.4	—	—	21.0	23.4
Acquisition of subsidiaries	—	—	—	—	—
Disposals	(1.7)	—	—	(6.9)	(8.6)
Exchange adjustments	0.4	—	—	1.8	2.2

Depreciation at December 31, 2003	16.7	0.6	0.4	162.2	179.9

Net book value at December 31, 2003	53.1	3.1	0.4	96.5	153.1

Net book value at December 31, 2002	53.8	3.1	0.4	77.8	135.1

The cost or valuation of depreciable assets included above at December 31, 2003	56.6	3.7	0.8	258.7	319.8

Analysis of cost or valuation at December 31, 2003
Cost	65.8	3.7	0.8	258.7	329.0
Valuation	4.0	—	—	—	4.0

	69.8	3.7	0.8	258.7	333.0

Included in long leasehold property at December 31, 2003 were capitalised finance leases with a net book value of £0.3m (2002: £0.3m, 2001: £0.3m). Depreciation charged during the year on these assets was £nil (2002: £nil, 2001: £nil). Included in plant and machinery at December 31, 2003 were capitalised finance leases with a net book value of £0.1m (2002: £0.2m, 2001: £0.2m). Depreciation charged during the year on these assets was £0.1m (2002: £0.1m, 2001 £0.2m).

Premier implemented FRS 15, “Tangible and intangible fixed assets” in 2000. Premier has taken advantage of the transitional arrangements relating to previously revalued assets and has not revalued those assets held at valuation. Premier’s freehold and long leasehold properties in the U.K. were revalued on the basis of open market value for existing use by Bidwells at December 31, 1990. The historical cost of revalued assets at December 31, 2003 was £0.1m (2002: £0.1m). The valuations were undertaken in accordance with the manual of the Royal Institute of Chartered Surveyors. The book values of these properties were adjusted to their valuations during the relevant financial period and the resultant net surplus credited to the revaluation reserve.

	2002	2003
	£m	£m
Capital expenditure commitments
Expenditure contracted for but not provided in the consolidated financial statements	1.4	5.0

Premier Foods plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11. Investments

Unlisted investments	£m
At January 1, 2003	0.2
Additions	—
Disposals	—

At December 31, 2003	0.2
Provisions at December 31, 2002 and 2003	—

Net book value at December 31, 2003	0.2

Net book value at December 31, 2002	0.2

12. Stocks

	2002	2003
	£m	£m
Raw materials	36.9	43.4
Work in progress	4.9	2.5
Finished goods and goods for resale	69.5	76.4

	111.3	122.3

13. Debtors

	2002	2003
	£m	£m
Due within one year:
Trade debtors, net of provisions	108.8	98.7
Other debtors including VAT	18.8	14.9
Prepayments	5.9	5.1

	133.5	118.7
Due after more than one year:
Other debtors and pension prepayments	9.0	6.5

Total debtors	142.5	125.2

Premier Foods plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14. Creditors Due Within One Year

	2002	2003
	£m	£m
Senior Credit Facility due within one year	27.0	34.2
Other bank loans and overdrafts	3.2	10.3
Debt issuance costs	(5.7)	(4.7)

	24.5	39.8
Trade creditors	138.4	147.6
Corporation taxes	12.4	19.0
Other taxes and social security	5.9	4.3
Finance lease obligations	0.1	0.1
Amounts due to parent company	0.9	1.9
Other creditors	12.8	6.4
Interest accruals	10.5	8.8
Other accruals	12.1	10.1

	217.6	238.0

15. Creditors Due After More Than One Year

	2002	2003
	£m	£m
Borrowings:
Unsecured subordinated US$200m 12.0% Senior Notes due 2009	124.2	129.2
Unsecured subordinated £75m 12.25% Senior Notes due 2009	75.0	75.0
Debt issuance costs	(1.1)	—

	198.1	204.2
Senior Credit Facility	265.3	217.9
Debt issuance costs	(8.1)	(5.4)

	257.2	212.5
Acquisition Facility	—	75.0
Debt issuance costs	—	(3.4)

	—	71.6
Loan from related party	9.3	9.3
Other unsecured loans	0.1	0.1

	9.4	9.4
	464.7	497.7

Other creditors:

Government grants in respect of capital expenditure	0.2	0.2

The loan from related party is from HMTF Poultry, an affiliated company, does not bear interest and is repayable in full on July 31, 2009.

The maturity profiles of borrowings and finance lease obligations are shown in note 20.

Premier Foods plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Description of Senior Credit Facility, Acquisition Facility and Subordination Arrangements

Senior Credit Facility

In May 2002, Premier Financing entered into an amended and restated Senior Credit Facilities Agreement with J.P. Morgan plc and Barclays Capital as arrangers, JPMorgan Chase Bank and Barclays Bank plc as underwriters, with J.P. Morgan Europe Limited as agent and security agent (the “Senior Credit Facility”). Under the Senior Credit Facility, a syndicate of financial institutions made £412.3m of senior secured credit facilities available to Premier Financing. These facilities have been reduced in line with repayments made. At December 31, 2003, the facilities available to Premier amounted to £352.1m.

Acquisition Facility

In November 2003, Premier Financing entered into a subordinated facilities agreement with J.P. Morgan PLC as arranger, JPMorgan Chase Bank as underwriter and J.P. Morgan Europe Limited as agent and security agent (the “Acquisition Facility”). Under the Acquisition Facility, a syndicate of financial institutions made an unsecured term loan facility of up to £75.0m available to Premier Financing for acquisition purposes.

Structure

Senior Credit Facility

The Senior Credit Facility provides for £352.1m of loan facilities comprising (i) Term A and Term B Facilities and (ii) the Working Capital Facility (each as described below) and the ancillary facilities which may be provided therein.

The Term A Facility is for an amount of up to £187.4m and the Term B Facility is for an amount of up to £64.7m. At December 31, 2003, £187.4m was outstanding on the Term A Facility and £64.7m was outstanding on the Term B Facility.

The Working Capital Facility in the amount of up to £100.0m is available in pounds sterling or the equivalent in certain foreign currencies in the form of revolving advances and a letter of credit facility, which is to be used for general corporate purposes. At December 31, 2003, £4.4m had been drawn down as a cash advance under the Working Capital Facility and £34.8m was utilized for general corporate purposes.

Acquisition Facility

The Acquisition Facility is for an amount of up to £75.0m. At December 31, 2003, £75.0m was outstanding on the Acquisition Facility.

Interest Rates and Fees

Interest on advances under the various facilities is payable at the rate per annum equal to LIBOR (or EURIBOR for euro) plus applicable mandatory liquid asset costs plus the following applicable margins in relation to the facilities:

—	2.25% per annum reducing on the basis of a ratchet reducing in several steps to 1.25% per annum dependent upon certain net debt to consolidated EBITDA ratios for the Term A Facility and the drawn down amount under the Working Capital Facility. At December 31, 2003, the margin applied to LIBOR on the Term A Facility was 1.75%;

—	2.75% per annum for the Term B Facility; and

—	4.50% per annum for the Acquisition Facility.

Commitment fees are payable at the rate of 0.75% per annum of the undrawn portion of the relevant facilities. The commitment fees on the Working Capital Facility reduce in several steps to 0.25% per annum dependent upon certain net debt to consolidated EBITDA ratios. At December 31, 2003, the margin applied to LIBOR in respect of commitment fees was 0.50%. Default interest is payable at the applicable interest rate plus 1% per annum.

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

Premier Foods plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

In addition, the Senior Credit Facility and the Acquisition Facility requires Premier Financing to comply with specified financial ratios and tests, including EBITDA / total interest expense, total net debt / EBITDA, fixed charge coverage ratio and maximum capital expenditure. In the year ended December 31, 2003, Premier met all covenants imposed by the Senior Credit Facility and the Acquisition Facility.

There are caps on permitted budgeted capital expenditure for each financial year with the right to carry forward any surplus of budgeted capital expenditures up to a maximum surplus amount of one third of the previous year’s budget for use within the first six months of the following financial year. An additional capital expenditure basket permitted by the Senior Credit Facility permits Premier to spend up to £10.0 million in total on capital expenditure, over and above the financial limits prescribed.

Maturity and Amortization

Senior Credit Facilities

Term Loan Facilities: The Term A Facility will be repaid in semi-annual installments commencing on June 30, 2002, with the final maturity on December 31, 2007. The Term B Facility will be repaid in two installments with 50% repayable on June 30, 2008 and the balance repayable on December 31, 2008.

Working Capital Facility: The Working Capital Facility (and all other facilities made available thereunder) will cease to be available on December 31, 2007.

Acquisition Facility

The Acquisition Facility will be repaid in one installment on March 31, 2009.

Subordination Deed

The Subordination Deed provides for restrictions on Premier taking certain actions in relation to the Notes. In particular, Premier may not receive payments to pay principal on the Notes or any prepayment, redemption, defeasance or purchase of principal on the Notes or certain indemnities until the Senior Credit Facility has been paid in full.

Premier Foods plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16. Provisions for Liabilities and Charges

		Unfunded pension
		liabilities and post	Restructuring
	Deferred	retirement	and
	tax	benefits	other provisions	Total
	£m	£m	£m	£m
At January 1, 2003	7.0	0.1	6.7	13.8
Charged	1.3	—	8.6	9.9
Utilised	—	—	(9.4)	(9.4)

At December 31, 2003	8.3	0.1	5.9	14.3

Deferred tax relates principally to accelerated capital allowances and pension prepayment. Deferred tax has not been provided in respect of liabilities, which might arise on the distribution of unappropriated profits of overseas entities.

Restructuring provisions represent the liability in respect of (i) the closure of the Hadfield site and integration of its operations into the Histon and Bury St. Edmunds sites; (ii) changes to distribution arrangements; and (iii) provision in relation to the restructuring of Materne, Premier’s French preserve and compote manufacturing and selling operation following the integration of Premier Premiers France, Premier’s French biscuit distribution company.

The provision for unfunded pension liabilities and post retirement benefits represents the liability in respect of pension obligations in Premier’s continental European operations where no funded plans are in operation.

The potential liability for tax on capital gains, which might arise if Premier’s revalued properties were to be sold at their book value, and no advantage taken of rollover relief, is estimated to be £1.2m (2002: £1.2m).

17. Share Capital and Reserves

	2002	2003
	£m	£m
Authorized
100,000,000 £1 ordinary shares (2002: 100,000,000 £1 ordinary shares)	100.0	100.0

Issued and fully paid
83,701,200 £1 ordinary shares (2002: 83,701,200 £1 ordinary shares)	83.7	83.7

Premier Foods plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

					Total
				Profit and	capital
	Share	Share	Revaluation	loss	and
	capital	premium	reserve	account	reserves
	£m	£m	£m	£m	£m
At January 1, 2003	83.7	623.2	4.0	(860.7)	(149.8)
Movements in the year:
Retained profit for the financial year	—	—	—	12.2	12.2
Exchange movements	—	—	—	3.2	3.2

At December 31, 2003	83.7	623.2	4.0	(845.3)	(134.4)

18. Acquisitions and Disposals

The provisional value of the net assets acquired and consideration paid in respect of the acquisition of the ambient desserts business in the U.K. and the Republic of Ireland of Unilever Bestfoods UK Limited (“Ambrosia”) in December 2003, was as follows:

			Consistency
			of
	Book		accounting	Provisional
	value	Revaluations	policy	fair value
	£m	£m	£m	£m
Assets acquired:
Intangible assets	27.8	—	—	27.8
Fixed assets	17.2	—	—	17.2
Current assets
Stocks	6.5	—	(0.8)	5.7

Total capital employed	51.5	—	(0.8)	50.7

Consideration
Cash	106.3	—	—	106.3

Total consideration	106.3	—	—	106.3

Goodwill arising	54.8	—	0.8	55.6

From December 1, 2003, the Ambrosia ambient foods business contributed £5.2m to Premier’s turnover, £0.7m to Premier’s operating profit, £1.3m to net cash flow from operating activities, £0.7m of interest expense and £nil to capital expenditure.

The value of the net assets acquired and consideration paid in respect of the acquisition of the ambient foods business in the U.K. of Nestlé SA (“Nestlé”) in May 2002, was as follows:

Premier Foods plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

			Consistency
			of
	Book		accounting	Fair
	value	Revaluations	policy	value
	£m	£m	£m	£m
Assets acquired:
Intangible assets	20.0	—	—	20.0
Fixed assets	24.7	(4.8)	—	19.9
Current assets
Stocks	12.4	(0.1)	(0.9)	11.4
Trade debtors	—	—	—	—
Other debtors	1.0	—	—	1.0
Creditors due in less than one year
Trade creditors	—	—	—	—
Other creditors	(0.2)	—	—	(0.2)

Total capital employed	57.9	(4.9)	(0.9)	52.1

Consideration
Cash	132.2	—	—	132.2
Debt net of cash acquired	—	—	—	—

Total consideration	132.2	—	—	132.2

Goodwill arising	74.3	4.9	0.9	80.1

The Nestlé ambient foods business contributed £52.2m to Premier’s turnover, £6.9m to Premier’s operating profit, £9.1m to net cash flow from operating activities, £5.9m of interest expense and £0.3m to capital expenditure in 2002.

In addition, in January 2002, Premier acquired a potato seed business for £0.6m. The assets acquired comprised £0.2m of trade debtors and £0.2m of trade creditors. The goodwill arising on the acquisition was £0.6m.

There were no disposals in 2003 or 2002.

19. Commitments and Contingencies

Commitments to make operating lease payments during the next financial year were as follows:

			Plant and
	Land and buildings		machinery
	2002	2003	2002	2003
	£m	£m	£m	£m
On leases expiring:
Within 1 year	0.4	0.5	0.4	0.4
Between 2 and 5 years	0.3	0.2	2.2	2.5
After 5 years	0.7	0.7	—	—

	1.4	1.4	2.6	2.9

Capital commitments are disclosed in note 10 “Tangible Fixed Assets.”

Contingent Liabilities

Legal Proceedings

No member of the Group is, or has been engaged in or, so far as the Company is aware, has pending or threatened by or against it, any legal or arbitration proceedings which may have, or have had during the recent past (covering at least the period since December 31, 2002), a significant effect on the Group’s financial position other than as disclosed below:

(a)	Members of the Group are involved in a series of three separate but linked proceedings which arise out of events prior to the acquisition by the Group of Hobson Ltd (“Hobson”). The dealings were between Hobson (now a member of the Group); F E Barber Ltd (“F E Barber”), a former member of the Group; and the Co-operative Group (CWS) Limited (“CWS”). F E Barber was sold out of the Group in 2001 and Premier Financing indemnified the purchaser of F E Barber in respect of these proceedings, and was assigned, among other things, the conduct of the matter. In the proceedings:

(i) CWS is suing Hobson claiming damages in excess of £10.0 million, for loss allegedly occasioned by alleged criminal acts committed by Mr. Andrew Regan, a shareholder in

Premier Foods plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Hobson and its then chief executive and others (including an intermediary, Mr. Ronald Zimet and his company, Trellis International Limited) (“Trellis”). Mr. Regan is alleged to procure the extension of a supply agreement between CWS and F E Barber in January 1995 (which agreement is said to have been brokered by Mr. Zimet and/or Trellis) at an undervalue. CWS claims that Hobson is vicariously liable for these acts. The two CWS employees, Mr. Regan, Mr. Zimet and/or Trellis, and Hobson’s former solicitor Mr. Thomas, are also defendants to CWS’s claim;

(ii) Premier Financing is suing Mr. Regan, Mr. Zimet and/or Trellis and the two CWS employees for damages and claiming indemnities in respect of any loss arising from the first action; and

(iii) Premier Financing is suing the law firm Alsop Wilkinson and one of its partners (who is said to have assisted in Mr. Regan’s alleged acts of bribery) for damages. The partner is counterclaiming against Premier Financing for loss of earnings and business opportunities as a consequence of the civil and criminal proceedings having been brought.

     CWS have estimated their loss as being in excess of £10.0 million. However, it is the view of the Group’s management that the claim is unlikely to succeed, but that if it were to do so, their assessment is that the value of the Group’s share of any settlement would not be material to the Group.

(b)	A dilapidations claim has been made against Premier International Foods U.K. Limited by Barnsfold Limited, the landlord of a leasehold property in Speke, Liverpool occupied by Premier until 2002. The landlord’s claim is quantified at £1,303,382 excluding loss of rent and fees. Premier has not finalised its response to all elements of this claim, but Premier’s quantification of the claim is likely to be substantially lower than the claim made by the landlord. Both parties have acknowledged that any agreed amount for damages will be capped by any diminution in the value of the property. Premier made a Part 36 payment into Court in December 2003 of £300,000, which remains in Court, and the landlord put forward a Part 36 offer in January 2004 of £1,009,005 including interest. A trial has been fixed for October 2004.

(c)	A claim for £658,000 has been made against Premier International by Tibbett and Britten Limited (“T&B”) pursuant to indemnities under an asset sale agreement and unquantified damages arising out of an alleged loss of revenue of approximately £8.6 million for business it allegedly should have received under a related distribution agreement. Premier challenges both liability for this loss and the quantum of damages sought (Premier’s position being that the loss is greatly exaggerated owing to errors in T&B’s calculations). Premier has asserted a counterclaim for breach of contract by T&B in connection with T&B’s obligations to manage pallets hired from GKN Chep under the distribution agreement. Premier is seeking to set-off the indemnities claimed against Premier’s claim, which is quantified at £2.3 million for lost pallets and for excess rental charges incurred. This action is ongoing and the directors consider that appropriate accounting provision has been made in respect of this matter.

Guarantees

On June 28, 2002, Premier Ambient Products (UK) Limited, a subsidiary of Premier entered into a sale and purchase agreement with Ardnure Investments Limited for the sale and purchase of the entire share capital of Pastam Limited, a company registered in the Republic of Ireland, which had secured the right to acquire the ambient foods business in the Republic of Ireland of Nestlé SA. Premier Financing Limited, a subsidiary of Premier, has guaranteed minimum royalty payments due from Pastam Limited to Nestlé SA, should Pastam Limited be placed into receivership. In turn, Pastam Limited has signed a deed of indemnity, whereby it will indemnify Premier Financing for any loss suffered should the guarantee be called upon, and has granted Premier Ambient Products (UK) Limited a power of attorney to terminate the license, should a receiver be appointed to Pastam Limited. The maximum exposure to Premier Financing under this guarantee at December 31, 2003 is Euro 4.7m, which reduces by Euro 0.3m per annum until 2017. After 2017, the exposure is limited to Euro 0.6m.

Premier Foods plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20. Financial Instruments

Risk management

The interest rate and foreign exchange risks are managed by the Treasury Committee, which is a subcommittee appointed by the Board of Directors. Day to day management of treasury activities is performed by the Group treasury department. The framework for management of these risks is set down in the Senior Credit Facility Agreement and in the Treasury Policies and Procedures manual.

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

Interest rate risk

Premier borrows principally in pounds sterling and U.S. dollars at both fixed and floating rates of interest. Premier actively monitors its interest rate exposure, since the high level of gearing makes its profitability sensitive to movements in interest rates. However, the minimum interest rate hedging that must be in place is governed by the hedging strategy letter, which forms part of the £352.1m Senior Credit Facility Agreement. Premier makes use of a variety of derivative instruments including interest rate swaps, collars and caps to hedge its interest rate exposure. The mixture of instruments used to hedge its exposure however is determined by the conditions of the Senior Credit Facility and discussions with its lending group. The Senior Credit Facility Agreement requires Premier to hedge a minimum of 50% of its senior debt. The senior debt at December 31, 2003 amounts to £252.1m. Premier currently has hedging in place for £132.4m until September 2004. In addition, Premier has entered into a coupon swap to fix the cash flows on its US$200m high yield debt issue, which has the effect of converting the interest payments into fixed rate sterling.

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

In January 2003, Premier entered into forward exchange contracts to purchase US$200.0 million. These had the effect under U.K. GAAP of fixing the pounds sterling value of the US$200.0 million Senior Notes at £129.2 million. A loss of £5.0 million was recorded on entering into these contracts.

Premier Foods plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Credit risk

Potential concentrations of credit risk to Premier consist principally of cash and cash equivalents and trade receivables. Cash and cash equivalents are deposited with high-credit, quality financial institutions. Trade receivables are due principally from major European grocery retailers. Furthermore, it is Premier’s policy to insure all third-party trade debt. Premier does not consider there to be any significant concentration of credit risk at December 31, 2003.

Interest rate and currency profile

	Sterling	US dollar	Euro	Other	Total
	£m	£m	£m	£m	£m
2003
Financial assets
Floating rate	9.7	1.3	13.6	—	24.6

Cash and deposits	9.7	1.3	13.6	—	24.6

2002
Financial assets
Floating rate	30.2	1.6	11.7	—	43.5

Cash and deposits	30.2	1.6	11.7	—	43.5

The financial assets all have maturities of less than one year and are all at floating rates.

	Sterling	US Dollar	Euro	Other	Total
	£m	£m	£m	£m	£m
2003
Financial liabilities
Floating rate	(256.1)	(0.2)	(1.1)	—	(257.4)
Fixed rate	(270.9)	—	—	—	(270.9)
Interest free	(9.3)	—	—	—	(9.3)

Borrowings	(536.3)	(0.2)	(1.1)	—	(537.6)

Fixed rate weighted average interest rate	8.53%
Fixed rate weighted average years to maturity	0.78
Interest free rate weighted average years to maturity	5.59
2002
Financial liabilities
Floating rate	(207.3)	—	—	—	(207.3)
Fixed rate	(272.7)	—	—	—	(272.7)
Interest free	(9.3)	—	—	—	(9.3)

Borrowings	(489.3)	—	—	—	(489.3)

Fixed rate weighted average interest rate	10.2%
Fixed rate weighted average years to maturity	1.69

The above calculation of the fixed rate weighted average interest rates excludes any borrowing margin on £182.6m as the derivative instruments used to fix the interest rates are not allocated specifically against Term A, Term B or the Acquisition Facility, which in turn would determine the applicable margin. The level of floating rate borrowings are determined by reference to the Senior Credit Facility. The pricing basis for all floating rate borrowings is LIBOR. Interest periods selected are determined by reference to market conditions and interest rate outlook but cannot be for a maturity period longer than twelve months. The weighted average period to maturity of the Senior Notes has been calculated to reflect the company’s option to repay the debt obligation on September 1, 2004.

The interest rates applicable to the Notes and Term and Working Capital Facilities are detailed in note 15. The analysis of average interest rates and years to maturity on fixed rate debt is after adjusting for interest rate swaps. Exposure to movements in interest rates and years to maturity on fixed rate debt is after adjusting for interest rate swaps. Exposure to movements in interest rates is further protected by interest rate caps and interest rate collars amounting to £65.8m bringing the total amount of interest rate hedging to £336.7m. The hedging currently in place on the senior debt is operative until September 2005. The company has excluded short-term trade creditors from this disclosure and has no long-term trade creditors.

Premier Foods plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Maturity of financial liabilities

	2002				2003
		Debt				Debt
		issuance	Finance			issuance	Finance
	Debt	costs	leases	Total	Debt	costs	leases	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Within 1 year or on demand	30.2	(5.7)	0.1	24.6	44.5	(4.7)	0.1	39.9
Between:
1 and 2 years	36.0	(3.9)	—	32.1	47.5	(3.0)	—	44.5
2 and 3 years	50.0	(2.2)	—	47.8	49.4	(2.5)	—	46.9
3 and 4 years	52.0	(1.7)	—	50.3	56.3	(2.0)	—	54.3
4 and 5 years	59.3	(1.1)	—	58.2	64.7	(1.1)	—	63.6
Over 5 years	276.6	(0.3)	—	276.3	288.6	(0.2)	—	288.4

	504.1	(14.9)	0.1	489.3	551.0	(13.5)	0.1	537.6

Currency analysis of financial assets and liabilities

The table below shows Premier’s currency exposures that give rise to net currency gains and losses that are recognised in the consolidated profit and loss account for the year ended December 31, 2003. Such exposures comprise monetary assets / (liabilities) that are not denominated in the functional currency of the subsidiary involved.

The amounts shown below are after taking into account the effect of forward exchange contracts and other derivative instruments entered into to manage these exposures.

Net foreign currency assets / (liabilities)

	2002				2003
	Functional currency of Group operation				Functional currency of Group operation
	Sterling	Euro	Other	Total	Sterling	Euro	Other	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Sterling	—	0.1	—	0.1	—	—	—	—
Euro	23.5	—	—	23.5	25.9	—	—	25.9
US dollar	(95.1)	—	—	(95.1)	38.9	—	—	38.9
Swiss franc	(0.4)	0.1	—	(0.3)	(0.5)	—	—	(0.5)
Canadian dollar	0.2	—	—	0.2	0.2	—	—	0.2
Other	0.1	—	—	0.1	(0.2)	—	—	(0.2)

	(71.7)	0.2	—	(71.5)	64.3	—	—	64.3

Undrawn committed borrowing facilities

	2002	2003
	£m	£m
Expiring in less than 1 year	—	—
Expiring in more than 1 but less than 2 years	—	—
Expiring in more than 2 years	77.3	60.8

As at December 31,	77.3	60.8

The above undrawn facilities form part of Premier’s overall working capital lines, which bear interest at floating rates and are committed until December 31, 2007.

Premier Foods plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Fair value of financial assets and liabilities

Set out below is a comparison of book and fair values of all Premier’s financial instruments by category:

	2002	2002	2003	2003
	Book	Fair	Book	Fair
	value	value	value	value
	£m	£m	£m	£m
Financial instruments held or issued to finance Premier’s operations:
Short-term borrowings and current portion of long-Term Borrowings	(30.2)	(30.2)	(44.5)	(44.5)
Long-term borrowings	(473.9)	(478.6)	(506.5)	(510.1)
Other financial liabilities	(0.1)	(0.1)	(0.1)	(0.1)
Cash deposits	43.5	43.5	24.6	24.6

Fair values for the Notes, which have been included within long-term borrowings, have been based on current market values.

Financial instruments held or issued to manage Premier’s interest rate or currency profile are set out below:

	2002	2002	2003	2003
	Book	Fair	Book	Fair
	value	value	value	value
	£m	£m	£m	£m
Fair value adjustment profit / (loss)
Interest rate swaps	—	(2.8)	—	(0.6)
Cross currency swaps	—	0.6	—	(1.4)
Foreign exchange contracts	—	0.3	—	(17.1)

The foreign exchange contracts and interest rate swap agreements have been marked to their fair values at each balance sheet date. All commodity contracts are settled by physical delivery and are not held for trading purposes. There are no significant gains or losses on hedges at December 31, 2003 expected to be shown in the income statement for December 31, 2004.

The analysis of financial instruments in this note excludes short-term debtors and creditors as permitted under FRS 13 “Derivatives and other financial instruments.”

21. Principal Subsidiary Undertakings

The following represent the principal undertakings of Premier at December 31, 2003. Percentages indicate ownership of the undertakings’ ordinary share capital by Premier, directly or indirectly. Details of the country of incorporation and principal operations and the main activity of each undertaking are also given. All undertakings shown are included in the consolidated financial statements.

	Country of
	incorporation or
	registration and
	principal		%
Subsidiary Undertakings	operations	Business	Owned
Financing
Premier Financing Limited	England and Wales	Financing	100

Grocery products
Materne Boin S.A.S.	France	Preserve and fruit compote manufacturing	100

Chivers Hartley Limited	England and Wales	Preserve and pickle manufacturing	100
HL Foods Limited	England and Wales	Food canning and processing	100
Jonker Fris BV	Netherlands	Food canning and processing	100
Premier Ambient Products (UK) Limited	England and Wales	Pickle, vinegar, sweet spreads, jelly and desserts manufacturing	100
Premier International Foods U.K. Limited	England and Wales	Hot and cold beverages manufacturing	100

Potatoes
MBM Produce Limited	England and Wales	Potato processing and grading	100

22. Certain Relationships and Related Party Transactions

The following related party relationships and transactions have been disclosed because of their material nature to the operations of Premier. Other transactions with entities within the Premier Foods Investments Limited Group are not disclosed as permitted by FRS 8 “Related party disclosures.”

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

Premier Foods plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Financial Advisory Agreement

In 1999, Premier and Hicks Muse entered into an agreement (“the Financial Advisory Agreement”) pursuant to which Hicks Muse will be entitled to receive a fee equal to 1.5% of the transaction value for each acquisition made by Premier. The Financial Advisory Agreement makes available to Premier the resources of Hicks Muse concerning a variety of financial and operational matters. The services that have been and will continue to be provided by Hicks Muse could not otherwise be obtained by Premier without the addition of personnel or the engagement of outside professional advisers. In management’s opinion, the fees provided for under the Financial Advisory Agreement reasonably reflect the benefits received and to be received by Premier. Premier paid £1.6m in 2003 (2002: £2.1m, 2001: £0.4m) to Hicks Muse under the Financial Advisory Agreement.

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

Citadel Insurance

Citadel, a subsidiary of Premier Holdings, provides Premier with insurance services. Premier paid Citadel Insurance premium payments for the year ended December 31, 2003, 2002 and 2001 of £nil, £0.7m and £0.5m respectively.

Premier Holdings Limited Management Charge

In 2001, 2002 and 2003, Premier was recharged £0.2m, £2.8m and £0.9m, respectively, by Premier Holdings Limited in respect of the shared administrative functions. The decrease from 2002 to 2003 in the recharge to Premier by Premier Holdings is primarily the result of a reduction in restructuring costs incurred by Premier Holdings in 2003.

HMTF Poultry Limited

Premier has borrowed £9.3m (2002: £9.3m) from HMTF Poultry Limited, an affiliated company. This loan is interest-free, subordinated to the Senior Credit Facility and repayable in full on July 31, 2009.

Transactions with Burtons Foods Limited (“Burtons”)

Burtons is a company controlled by affiliates of Hicks Muse. Our directors Mr. Schofield and Mr. Thomas are also directors of Burtons.

Cadbury Biscuits Agreement

Premier Foods Limited, Premier International Foods U.K. Limited, Chivers Hartley Limited (together the “Premier Foods Group”), Burtons Foods Limited (“Burtons”), Cadbury Limited and Cadbury Schweppes plc are parties to an agreement dated May 13, 1986, as amended by a deed of amendment dated April 18, 2002 (the “Cadbury Biscuits Agreement”), whereby Cadbury Limited licenses Premier International Foods U.K. Limited, Chivers Hartley Limited and Burton’s respectively to manufacture and sell chocolate milk drinks, chocolate spreads, chocolate biscuits and chocolate syrup under certain Cadbury trademarks. The Cadbury Biscuits Agreement continues until 2026 when it is renewable by Premier International Foods UK Limited on terms to be agreed between the parties.

Chocolate Supply Arrangements

     An agreement, dated January 29, 2001, was entered into between Burtons and Premier International Foods UK Limited (“Premier International”) whereby Premier International agreed to buy its entire requirement of certain Cadbury chocolate products from Burtons. The consideration payable is determined according to a specified cost price per tonne which shall remain valid until December 31, 2006 and shall be agreed between the parties for each year thereafter. The value of purchases by the Group from Burtons were £0.7 million, £0.5 million, £0.7 million, in the years ended December 31, 2001, 2002 and 2003.

Cocoa Supply Arrangements

      Premier International and Burtons have agreed to cooperate in relation to certain aspects of their respective purchase of cocoa products from Cadbury Limited under the Beverages Agreement and the Biscuits Agreement, respectively. In particular the parties undertake to agree annual budgets for cocoa bean prices and cocoa butter ratios which are used as inputs into the prices of the cocoa products, and to issue joint instructions to Cadbury Limited in respect of their forecasted demands for cocoa products. Premier International made payments to Burtons of £1.4 million for the two years ended December 31, 2002. Burtons made a payment of £0.6 million to Premier International in the year ended December 31, 2003.

Sugar Supply Agreements

     A strategic partnership agreement, dated December 5, 2003, was entered into between Chivers Hartley Limited, H.L. Foods Limited, Premier Ambient Products (UK) Limited and Premier International (together the “Premier Foods Group”), and British Sugar plc and Burtons, in relation to the supply of sugar for the calendar years 2004 and 2005.

Agreement in relation to distribution of Burtons Biscuits products in France

      An agreement, dated January 29, 2001, was entered into between Premier Brands France SA and Burtons whereby Premier Brands France SA was appointed Burton’s exclusive distributor for the promotion and sale of certain chocolate biscuit products in France. This agreement renews automatically for continuous periods of two years unless terminated by either party giving the other six months’ written notice. Premier Brands France SA shall buy the products at specified prices, and are liable for all taxes, imports and duties. The value of purchases by the Group from Burtons were £5.2 million, £5.5 million and £4.6 million in the years ended December 31, 2001, 2002 and 2003.

Shared Property at Centrium Business Park, St. Albans

The Group under-lets premises at its head office site at Centrium Business Park, St. Albans to Burtons. The lease is for a duration of 15 years at an annual rent of £163,000 per annum, with the first year rent free.

Sale of Freehold Land and Buildings

     In January 2003, surplus land and buildings at the Moreton site were transferred to Burtons in exchange for the receipt of a warehouse at Risley, near Warrington. The properties at Moreton and Risley were both valued at £3.0 million by an independent third party.

Premier Foods plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FRS 8 “Related Party Disclosures”

The Company is a wholly owned subsidiary undertaking of Premier Foods Investments Limited, which prepares consolidated financial statements made available for public disclosure. In accordance with the exemptions available to such undertakings under FRS 8 “Related Party Disclosures,” no other disclosure of related party transactions with Premier Foods Investments Ltd group companies has been made in these financial statements.

23. Parent Undertakings

The Company’s ultimate parent undertaking is HMTF Premier Investments Holdings L.P., a limited liability partnership incorporated in the Cayman Islands. The Company’s immediate parent undertaking is Premier Foods (Holdings) Limited (formerly Premier Holdings Limited, formerly Hillsdown Holdings Limited), a company incorporated in England and Wales and which owns 100% of Premier’s issued share capital.

Premier Food Investments Limited is the largest group undertaking that prepares consolidated financial statements, which include the Company. The consolidated financial statements of Premier Food Investments Limited are available at the Company’s registered office, which is at 28 The Green, Kings Norton, Birmingham, B38 8SD, United Kingdom.

24. Post balance sheet events

Merging of pension schemes

With effect from May 21, 2004, the Premier Brands Pension Fund and the Hillsdown Foods Group Pension Scheme were merged into the Premier Foods Group Pension Scheme. At the merger date the Group made a cash injection of £10.0 million to the merged scheme to equalise the funding levels of the schemes to facilitate the merger. An actuarial valuation of the merged scheme is in the course of being prepared, the results of which are due during the third quarter of 2004. This valuation will update the results of the latest actuarial valuations of the separate schemes referred to above, and advise the funding position and contributions requirement from the Group post merger and post cash sum injection of £10.0 million. Pending the results of the post merger valuation, the Group continues to pay contributions to the merged scheme at the levels applying to each of the separate schemes pre merger, without any adjustment for the £10.0 million cash injection.

Notes redemption

On June 23, 2004, the Company announced that it expects to redeem the Notes on or after their first call date, September 1, 2004. Despite this expectation, the Company cannot assure that such redemption will occur as planned.

Premier Foods plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24. Summary of Differences Between U.K. and U.S. Generally Accepted Accounting

Principles

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the U.K. (“UK GAAP”), which differ in certain material respects from generally accepted accounting principles in the U.S. (“US GAAP”). Such differences involve methods for measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by U.S. GAAP.

The following is a summary of the material adjustments to the consolidated profit on ordinary activities after taxation and consolidated shareholder’s deficit that would have been required in applying the significant differences between U.K. and U.S. GAAP.

Reconciliation of consolidated profit and loss accounts

			Year ended December 31,
			2001	2002	2003
			£m	£m	£m
Consolidated profit / (loss) on ordinary activities after taxation as reported under U.K. GAAP			(28.5)	16.3	12.2
US GAAP adjustments:
Amortization of goodwill	(a	)	(5.9)	3.1	5.6
Amortization of intangible assets	(a	)	—	(0.6)	(1.1)
Pensions	(b	)	5.2	0.1	(3.0)
Deferred tax	(c	)	(0.4)	—	—
Derivative financial instruments	(d	)	5.5	(7.4)	(17.2)
Valuation difference on US$200.0 million 12% Senior Notes	(d	)	—	—	17.3
Goodwill transferred to the profit and loss account in respect of disposed businesses	(a	)	49.0	—	—
Pension prepayment asset in respect of disposed businesses	(b	)	10.0	—	—
Deferred tax liability in respect of disposed businesses	(c	)	6.1	—	—

Net U.S. GAAP adjustments			69.5	(4.8)	1.6
Tax effect of net U.S. GAAP adjustments			(3.2)	2.6	0.3

Consolidated net income / (loss) in accordance with U.S. GAAP			37.8	14.1	14.1

Reconciliation of consolidated shareholder’s deficit

			2002	2003
			£m	£m
Consolidated shareholder’s deficit as reported under U.K. GAAP			(149.8)	(134.4)
US GAAP adjustments:
Goodwill not capitalized under U.K. GAAP	(a	)	213.3	213.3
Accumulated amortization of goodwill not capitalized under U.K. GAAP	(a	)	(189.7)	(189.7)
Amortization of goodwill under U.K. GAAP not amortized under U.S. GAAP	(a	)	3.1	8.7
Amortization of intangible assets recognized as goodwill under U.K. GAAP	(a	)	(0.6)	(1.7)
Capitalisation of tax benefit on acquisition of intangible assets	(a	)	4.2	8.6
Pensions	(b	)	28.5	25.5
Deferred tax	(c	)	(14.6)	(18.7)
Derivative financial instruments	(d	)	(1.9)	(19.1)
Valuation difference on US$200.0 million 12% Senior Notes	(d	)	—	17.3
Revaluation of fixed assets	(e	)	(4.0)	(4.0)

Net U.S. GAAP adjustments			38.3	40.2

Consolidated shareholder’s deficit as reported under U.S. GAAP			(111.5)	(94.2)

Premier Foods plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Rollforward analysis of consolidated shareholder’s funds deficit

			2001	2002	2003
			£m	£m	£m
Balance in accordance with U.S. GAAP at January 1,			(187.3)	(126.8)	(111.5)
UK GAAP profit / (loss) for the financial year			(28.5)	16.3	12.2
Other recognized gains and losses			(1.1)	1.2	3.2
Issue of share capital			23.7	—	—
US GAAP adjustments
Amortization of goodwill	(a	)	(5.9)	3.1	5.6
Amortization of intangible assets recognized as goodwill under U.K. GAAP	(a	)	—	(0.6)	(1.1)
Capitalisation of tax benefit on acquisition of intangible assets	(a	)	—	4.2	8.6
Goodwill transferred to the profit and loss account in respect of disposed businesses			49.0	—	—
Pensions	(b	)	5.2	0.1	(3.0)
Pension prepayment asset in respect of disposed businesses	(b	)	10.0	—	—
Deferred tax	(c	)	2.5	2.6	0.3
Deferred tax arising on acquisition of intangible assets	(a	)	—	(4.2)	(8.6)
Derivative financial instruments	(d	)	5.5	(7.4)	(17.2)
Valuation difference on US$200.0 12% Senior Notes	(d	)	—	—	17.3
Revaluation of fixed assets	(e	)	0.1	—	—

Balance in accordance with U.S. GAAP at December 31,			(126.8)	(111.5)	(94.2)

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

Under U.K. GAAP, goodwill arising on acquisitions made on or before December 31, 1997 has been written off directly to reserves in the year of acquisition. If a subsidiary or a business has been subsequently sold or closed, previously written-off goodwill that resulted from the initial acquisition has been taken into account in determining the gain or loss on sale or closure. Goodwill that arises on acquisitions subsequent to December 31, 1997, following the introduction of FRS 10 “Goodwill and Intangible Assets,” has been capitalized and amortized over its estimated useful life, which has been estimated at 20 years.

Under U.S. GAAP, goodwill arising on acquisitions made on or before December 31,1997 has been capitalized as an intangible asset and amortized over its estimated useful life. However, Premier adopted the transition provisions of FAS 141, “Business Combinations” (“FAS 141”), with effect from July 1, 2001. Premier also adopted the provisions of FAS 142, “Goodwill and Other Intangible Assets” (“FAS 142”), on January 1, 2002. As a result, goodwill is no longer subject to amortization subsequent to the date of adoption. As the non-amortization of goodwill provisions of FAS 142 were effective immediately for all acquisitions after June 30, 2001, goodwill arising from the Lift and Nelsons acquisitions was also not amortized during 2001.

In December 2003, Premier acquired the ambient desserts business in the U.K. of Unilever Bestfoods U.K. Limited for net consideration of £106.3 million, including £1.3m of acquisition costs. The purchase price was funded through existing cash resources and an additional £75.0 million Acquisition Facility, subordinated to the existing Senior Credit Facility. The acquired business (“Ambrosia”) comprises the Ambrosia and Brown & Polson brands. In May 2002, Premier acquired the ambient foods manufacturing business in the U.K. of Nestlé SA for a net consideration of £132.2 million. The Nestlé and Ambrosia businesses were acquired principally because of the quality of the brands of the acquired businesses, their complementarity with Premier’s own product ranges and the synergies available in combining the businesses with Premier’s. The definition of intangible assets under FAS 141 is wider than that under FRS 10. Furthermore FAS 109 requires the recognition of a deferred tax provision on the amortization of acquired intangible assets. The deferred tax provisions created on the acquisition of the Nestlé and Ambrosia intangible assets were £4.2m and £4.4m, respectively, under U.S. GAAP whereas no deferred tax provision was recognized under U.K. GAAP. Therefore, the total intangible assets recognized on the acquisition of Nestlé and Ambrosia under FAS 141 were £63.9m and £77.6m, respectively, compared with £20.0m recognized for Nestlé and £27.8m recognized for Ambrosia under FRS 10. Goodwill

Premier Foods plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

calculated under FAS 141 for Nestlé and Ambrosia was £40.4m and £10.2m, respectively, compared to £80.1m calculated for Nestlé and £55.6m calculated for Ambrosia, under U.K. GAAP. Goodwill has arisen on the acquisitions because the value of the own label and industrial elements of the business, the established manufacturing processes and the synergies arising from the combination of the businesses are not capitalizable as intangible assets under FAS 141. In addition, Premier acquired a potato seed business in 2002, for a net consideration of £0.6m, which resulted in goodwill of £0.6m.

The Horizon Biscuit Company Limited was disposed of in 2001 and goodwill of £53.0m, which had been written off directly to reserves was written back through the profit and loss account in accordance with U.K. GAAP. Under U.S. GAAP, this goodwill had been capitalized and amortized and the net book value of goodwill remaining in respect of The Horizon Biscuit Company Limited at the date of disposal was £4.0m. The U.S. GAAP adjustment, therefore to the U.K. GAAP profit and loss on disposal in respect of goodwill was the goodwill previously amortized under U.S. GAAP of £49.0m. The U.S. GAAP adjustment reverses the following: (i) write-off of goodwill arising on acquisitions made on or before December 31, 1997 directly to reserves under U.K. GAAP; and (ii) amortization expense recorded under U.K. GAAP and the movement in accumulated amortization under U.K. GAAP during the period subsequent to the adoption of FAS 141 and FAS 142.

The following table shows the results of operations as if FAS 142 were applied to prior periods:

2001
£m
Net income as reported under U.S. GAAP	37.8
Add back: Goodwill amortization	6.3

Adjusted net income	44.1

The gross carrying amount of other intangible assets, which consists of brands, trademarks and licenses under U.S. GAAP, is £149.0m as of December 31, 2003 (£71.4 m as of December 31, 2002), are being amortized over an estimated useful life of between 20 and 40 years. Accumulated amortization as of December 31, 2003 was £4.4m (£1.8m at December 31, 2002). The amortization expense for the year ended December 31, 2003 is £2.6m (£1.7m and £0.1 in 2002 and 2001, respectively). Amortization expense on the other intangible assets is expected to be £4.5m in each of 2004, 2005, 2006, 2007 and 2008.

As of January 1, 2002, Premier performed the transitional impairment test under FAS 142 and compared the carrying value for each reporting unit to its fair value, which was determined based both on discounted cash flows and a value based on a multiple of earnings. Upon completion of the transitional impairment test, Premier determined that there was no impairment as of January 1, 2002, as the carrying value of each reporting unit did not exceed its fair value determined under either of the valuation methods. Premier also completed the annual impairment test required by FAS 142 during the fourth quarter of 2003, which was also performed by comparing the carrying value of each reporting unit to its fair value based on discounted cash flows and a value based on a multiple of earnings. This annual impairment test did not indicate any impairment in the carrying value of the goodwill.

A roll forward of U.S. GAAP goodwill during 2003 is shown below:

	Premier
	Foods UK	Materne	MBM	Total
	£m	£m	£m	£m
Balance as of January 1, 2003	68.0	5.9	0.7	74.6
Goodwill acquired	10.2	—	—	10.2

Balance as of December 31, 2003	78.2	5.9	0.7	84.8

(b) Pensions

Under U.K. GAAP, the cost of providing pension benefits should be expensed over the average expected service lives of eligible employees in accordance with the provisions of SSAP 24.

Under U.S. GAAP, the annual pension cost comprises the estimated cost of benefits accruing in the period as

Premier Foods plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

determined in accordance with Statement of Financial Accounting Standards (SFAS) No. 87, which requires readjustment of the significant actuarial assumptions annually to reflect current market and economic conditions. Under SFAS No. 87, part of the surplus which represents the excess plan assets over plan obligations has been recognized in the balance sheet, with the remainder of the unrecognized surplus and the unrecognized gains and losses spread over the employees’ remaining service lifetimes. The pension benefit obligation is calculated by using a projected unit credit method. Actuarial gains or losses within a 10% “corridor” have not been recognized.

The net assets under U.K. GAAP of The Horizon Biscuit Company Limited, which was disposed of in 2001 included a pension prepayment asset of £10.0m. No asset was included in the net assets under U.S. GAAP disposed of. The U.S. GAAP adjustment, therefore to the U.K. GAAP profit and loss on disposal in respect of pension assets was £10.0m.

The measurement date for the majority of the assets and liabilities is December 31, 2003. The disclosures below are in accordance with the requirements of SFAS No. 132-R.

The components of net periodic pension cost for all Premier sponsored defined benefit pension plans were as follows:

Components of pension cost

	2001	2002	2003
	£m	£m	£m
Service cost	3.9	3.9	4.3
Recognised actuarial loss	—	2.0	2.3
Interest cost	12.8	11.3	10.8
Expected return on plan assets	(18.2)	(11.4)	(10.1)
Sale of biscuit businesses	—	(2.0)	—
Amortization of transition asset	(1.7)	(1.3)	—

Net periodic pension cost	(3.2)	2.5	7.3

The funded status under U.S. GAAP for Premier sponsored defined benefit pension plans is as follows:

Funded status

	2002	2003
	£m	£m
Projected benefit obligation	(185.9)	(205.9)
Fair value of plan assets	175.6	197.3

Funded status	(10.3)	(8.6)
Unrecognized net actuarial (gain) / loss	47.0	39.6

Net asset recognized	36.7	31.0

Amounts recognized in respect of Premier’s pension obligations for Premier sponsored defined benefit pension plans in the consolidated balance sheets consist of the following:

	2002	2003
	£m	£m
Prepaid pension expense	36.7	31.0

Net asset recognized	36.7	31.0

Premier Foods plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Changes in the benefit obligation and plan assets of Premier sponsored defined benefit pension plans during the year were as follows:

	2002	2003
	£m	£m
Benefit obligation at January 1,	215.1	185.9
Service cost	3.9	4.3
Past service cost	—	1.0
Interest cost	11.3	10.8
Employee contributions	1.8	2.1
Benefit payments	(15.9)	(11.5)
Actuarial losses / (gains)	(28.4)	13.3
Sale of Kingsland Wines and Spirits	(1.9)	—

Benefit obligation at December 31,	185.9	205.9

Changes in plan assets for Premier sponsored defined benefit pension plans were as follows:

	2002	2003
	£m	£m
Fair value of plan assets at January 1,	212.6	175.6
Actual return on plan assets	(25.2)	29.5
Employer contributions	—	1.6
Employee contributions	1.8	2.1
Benefit payments	(15.9)	(11.5)
Payment of biscuit transfer	4.2	—
Sale of Kingsland Wines and Spirits	(1.9)	—

Fair value of plan assets at December 31,	175.6	197.3

Accumulated benefit obligation at December 31,		178.0

The weighted-average assumptions used at December 31, to determine pension cost for Premier’s defined benefit pension plans were as follows:

	2001	2002	2003
	%	%	%
Discount rate	6.0	5.5	5.5
Expected long-term return on plan assets	7.0	5.9	5.9
Expected rate of increase in compensation levels	3.0	2.5	2.5
Expected rate of increase of pensions	2.0	1.5	1.5

The weighted-average assumptions used at December 31, to determine benefit obligations for Premier’s defined benefit pension plans were as follows:

	2001	2002	2003
	%	%	%
Discount rate	6.0	5.5	5.5
Rate of compensation increase	3.0	2.5	2.5

Premier Foods plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The weighted-average assumptions used for the years ended December 31, to determine net periodic benefit cost for Premier’s defined benefit pension plans were as follows:

	2001	2002	2003
	%	%	%
Discount rate	6.0	5.5	5.5
Expected long-term return on plan assets	7.0	5.9	5.9
Rate of compensation increase	3.0	2.5	2.5

The return on assets is derived from expected returns on the individual asset classes and the asset allocation benchmark of 70% equities and 30% bonds. Equities are assumed to return 6.5% and bonds 4.5% leading to an overall rate of assumed return of 5.9%.

Plan Assets

The pension plan weighted-average asset allocations at December 31, by asset category are as follows:

	2001	2002	2003
	%	%	%
Equity securities	70.0	70.0	75.0
Debt securities	30.0	30.0	25.0

Total	100.0	100.0	100.0

The equity and bond holdings are discrete and the investment managers are not permitted to significantly alter the asset allocation. The benchmark for the bond investments is RPI +4%, while that for equity investment is 70% U.K. All Share index and 30% FTSE Europe (ex-UK).

Premier Foods plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(c) Deferred tax

Under U.K. GAAP, Premier adopted FRS19 “Deferred tax” in 2002, which requires full provision to be made for deferred tax arising from timing differences between the recognition of gains and losses in the financial statements and their inclusion in tax computations. Premier has chosen not to discount its deferred tax liability.

Under U.S. GAAP, deferred tax is provided for on a full liability basis. Under the full liability method, deferred tax assets or liabilities are recognized for differences between the financial and tax basis of assets and liabilities and for tax loss carry forwards at the statutory rate at each reporting date. A valuation allowance is established when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The loss on disposal of The Horizon Biscuit Company Limited, which was disposed of in 2001, was calculated under U.K. GAAP on net assets including a deferred tax liability calculated on the partial provision basis. Under U.S. GAAP, the net assets disposed of would include a deferred tax asset or liability calculated on the full provision basis. The difference of £6.1m between the deferred tax liability as calculated under U.K. GAAP and U.S. GAAP is therefore recorded as a decrease to the loss on disposal of The Horizon Biscuit Company Limited as recorded under U.K. GAAP.

Classification of Premier’s tax liabilities and assets under U.S. GAAP is as follows:

	2002	2003
	£m	£m
Deferred tax liabilities:
Accelerated tax depreciation	4.6	6.8
Rollover relief	2.8	2.8
Derivative financial instruments	(0.6)	(0.5)
Pensions	11.0	9.4
Intangible assets	3.9	8.6

Total deferred tax liabilities	21.7	27.1
Deferred tax assets:
Provisions	(0.1)	(0.1)

	21.6	27.0

Total tax expense is as follows:

	Year ended December 31
	2001	2002	2003
	£m	£m	£m
UK GAAP:
Current tax expense	0.6	6.7	5.0
Deferred tax expense / (credit)	0.3	(0.7)	1.3

Total tax expense	0.9	6.0	6.3

US GAAP:
Current tax expense	0.6	6.7	5.0
Deferred tax expense / (credit)	3.9	(3.3)	1.0

Total tax expense	4.5	3.4	6.0

(d) Derivative financial instruments

Premier’s derivative financial instruments include interest rate swaps, cross currency swaps and foreign exchange contracts. Under U.K. GAAP, Premier has recorded its derivative financial instruments off-balance sheet as at December 31, 2002 and December 31, 2003. Premier has recorded payments arising from interest rate derivatives in the profit and loss account along with the related interest payments on its net debts according to the accrual method. Premier records currency derivatives relating to net cash flows in the profit and loss account as such cash flows are received or paid; any unrealized gains or losses are deferred at reporting period end.

Under U.S. GAAP, prior to the adoption of Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133), Premier had designated its foreign currency derivatives as hedges of specific underlying assets and liabilities.

Premier Foods plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On January 1, 2001, Premier adopted SFAS 133, as amended by SFAS 137 and SFAS 138 and as interpreted by the Derivatives Implementation Group. Premier has not designated any of its derivatives as qualifying hedge instruments under SFAS 133. Premier has not subsequently designated any of its derivatives as qualifying hedge instruments under SFAS 133, such that gains and losses related to the fair value adjustment of all derivative instruments are classified in the consolidated statement of income and cash flows in accordance with the earnings treatment of the hedged transaction. A summary of movements in fair value is summarized below.

	2002	2003	Movement
	£m	£m	£m
Fair value adjustment profit / (loss)
Interest rate swaps	(2.8)	(0.6)	2.2
Cross currency swaps	0.6	(1.4)	(2.0)
Foreign exchange contracts:
To eliminate currency risk on raw material purchases	0.3	(2.7)	(3.0)
To eliminate currency risk on US$200 million	—	(14.4)	(14.4)

Fair value adjustment profit / (loss)	(1.9)	(19.1)	(17.2)
Less tax	0.6	0.5	(0.1)

Fair value adjustment profit / (loss) net of tax	(1.3)	(18.6)	(17.3)

In January 2003, Premier entered into forward exchange contracts to purchase US$200.0 million. These had the effect under U.K. GAAP of fixing the pounds sterling value of the US$200.0 million Senior Notes at £129.2 million. A loss of £5.0 million was recorded on entering into these contracts. Under U.S. GAAP, the US$200.0 million Senior Notes are translated into pounds sterling at the period exchange rate and the forward contracts are measured at fair value.

The movement on the fair value of the interest rate swaps and cross currency swaps has been recognized as interest expense as these products are used to hedge future interest payments in pounds sterling and U.S. dollars. The movement on the fair value of the foreign exchange contracts has been recognized as an adjustment to cost of sales in respect of contracts used to eliminate currency risk from raw material purchases and as an adjustment to interest expense in respect of the contracts that have been used to eliminate currency risk in the US$200.0 million Senior Notes.

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

Premier Foods plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Share option activity on share options granted to Premier employees for the three years ended December 31, 2001, December 31, 2002 and December 31, 2003 was as follows:

	Number of shares under option
	2001	2002	2003
Outstanding at January 1,	5,421,284	2,628,382	6,555,600
Granted	—	5,489,000	500,000
Lapsed	(2,792,902)	(1,561,782)	(174,000)

Outstanding at December 31,	2,628,382	6,555,600	6,881,600

Exercisable at December 31,	1,538,192	4,047,267	5,653,600

The weighted average exercise price of all options granted, lapsed and outstanding in 2001, 2002 and 2003 was £1.46.

The weighted-average contractual life of options outstanding at December 31, 2003, was 8.3 years. Premier Holdings’ management estimates that the grant date fair value of Premier Holdings’ shares did not exceed £1.46.

No compensation cost has been recognized for this scheme under U.K. GAAP as the share options have been granted by Premier Foods (Holdings) Limited. No compensation cost has been recognized for this scheme under U.S. GAAP as the grant date fair value of the options was estimated to be less than or equal to the exercise price. No options outstanding at December 31, 2003, were subject to future performance criteria.

The stock based compensation expense, net of tax, based on the fair value at the grant dates calculated under the fair value method consistent with the provisions of FAS 123, for all awards would have been £0.2m resulting in a pro forma net income under U.S. GAAP of £13.9m for the year ended December 31, 2003 and 2002, respectively. Because options vest over several years and additional option grants may be made in future years, the above pro forma results may not be representative of the pro forma results for future years.

For purposes of the pro forma disclosure, Premier calculated the fair value of the options using the Black-Scholes model. The fair value of each option grant was estimated on the date of grant at £0.18 and £0.15 for grants in 2003 and 2002, respectively, using the minimum value method with the following assumptions for the grants: 0% dividend yield, expected life of three years and a weighted average risk free interest rate of 4.4% for 2003 and 3.8% in 2002.

(g) Other disclosures required by U.S. GAAP

Income statement information

Under U.K. GAAP, Premier’s income statements are presented in accordance with U.K. Financial Reporting Standard No. 3. These statements present substantially the same information as is required under Article 10 of Regulation S-X, in accordance with U.S. GAAP. Differences between the two presentations are outlined below.

Under U.K. GAAP, “exceptional costs” are permitted to be shown on the face of the income statement and requires that certain specified costs are shown as exceptional items, as this presentation is useful to the investor community as it removes the effect of non-recurring items in the income statement. For purposes of presenting income statement information in accordance with U.S. GAAP, “exceptional costs” are not permitted to be shown on the face of the income statement.

Under U.K. GAAP, subtotals which exclude “depreciation and amortization” costs may be shown on the face of the income statement as earnings excluding depreciation, amortization, interest and taxation are commonly used by the investor community as a measure of operating performance of the business. Under U.S. GAAP, such subtotals are not permitted.

Certain promotional expenditures are more appropriately classified as a reduction of “sales” rather than “selling and distribution costs”, and certain administrative costs are more appropriately classified as “cost of sales” or “selling and distribution” rather than “administrative.” Amounts previously reported have been reclassified accordingly. (See Note 2 “Analysis of Continuing Operations” ).

A summary of Premier’s income statements, as calculated under U.K. GAAP classified in accordance with U.S. GAAP, follows:

Premier Foods plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	2001	2002	2003
	£m	£m	£m
Sales	836.6	865.6	870.6
Cost of sales	(661.8)	(662.6)	(677.2)

Gross profit	174.8	203.0	193.4
Operating expenses
Selling, general and administration costs	(123.5)	(142.3)	(124.8)

Income from operations	51.3	60.7	68.6
Other income / (expenses)
Interest income	4.5	3.9	5.7
Interest expense	(57.2)	(40.3)	(57.8)
Gain / (loss) on disposal of fixed assets	3.4	(1.6)	2.0
Gain / (loss) on disposal of business divisions	(29.6)	(0.4)	—

Other income / (expenses) net	(78.9)	(38.4)	(50.1)
Income before income taxes	(27.6)	22.3	18.5
Income taxes	(0.9)	(6.0)	(6.3)

Net income	(28.5)	16.3	12.2

Cash flow information

Under U.K. GAAP, Premier’s cash flow statements are presented in accordance with U.K. Financial Reporting Standard No. 1, as revised (“FRS 1”). These statements present substantially the same information as is required under Statement of Financial Accounting Standards No. 95, in accordance with U.S. GAAP. Differences between the two presentations are outlined below.

Under U.K. GAAP, Premier’s “cash flow” comprises of increases or decreases in “cash,” which comprises cash balances less amounts repayable on demand and overdrafts. Cash flow is defined differently under U.S. GAAP. For purposes of presenting cash flow information in accordance with U.S. GAAP, cash flow represents increases or decreases in “cash and cash equivalents,” which include short-term, highly liquid investments with original maturities of less than 90 days, and exclude overdrafts.

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

A summary of Premier’s operating, investing and financing activities, classified in accordance with U.S. GAAP, follows:

	2001	2002	2003
	£m	£m	£m
Net cash provided by operating activities	37.7	56.3	76.7
Net cash provided by / (used in) investing activities	59.5	(147.9)	(127.3)
Net cash used in financing activities	(96.1)	107.8	31.7

Net increase / (decrease) in cash and cash equivalents	1.1	16.2	(18.9)
Cash and cash equivalents under U.S. GAAP, beginning of year	26.2	27.3	43.5

Cash and cash equivalents under U.S. GAAP, end of year	27.3	43.5	24.6

Premier Foods plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Restructuring costs

For the year ended December 31, 2001, the restructuring charge of £12.2m relates to the (i) integration of the administration functions of Premier International Foods UK Limited with those of HL Foods and Chivers Hartley. The charge includes the redundancy costs of approximately 165 administration staff; (ii) the relocation of the manufacturing facilities of Stratford on Avon Foods Limited to the existing sites at Long Sutton and Bury St Edmunds. The charge includes the redundancy costs of approximately 130 production and administration staff; and (iii) further costs from the relocation of Premier’s French biscuit distribution operation, which has been retained following the disposal of The Horizon Biscuit Company Limited. The £1.8m restructuring provision at December 31, 2001, represents the costs still to be incurred in relation to the integration of Premier Brands France, Premier’s French biscuit distribution company, into Materne, Premier’s French preserves and compote manufacturing and selling operation. The costs comprise anticipated payments arising from the reorganization of distribution and logistics arrangements.

For the year ended December 31, 2002, the restructuring charge of £16.8m principally relates to (i) the restructuring of the manufacturing processes at the Moreton tea factory. The £3.8m approximate cost, which included the redundancy costs for approximately 84 production staff, were in relation to reductions in manning and changes to shift patterns at the Moreton tea factory; (ii) £3.0 million of costs relating to the relocation of the principal administrative office to St Albans and the closure of the Histon and Hampstead administrative functions. The charge includes the redundancy costs of approximately 15 administration staff; (iii) £2.4 million of costs relating to the closure of the Nelsons spreads factory in Aintree and the relocation of production to the Histon spreads factory. The charge includes the redundancy costs of approximately 116 people; (iv) £2.1 million of costs relating to the Nestlé acquisition and the subsequent integration of its administrative functions with those of Premier. The charge includes the redundancy costs of approximately 45 administration staff. The review of the Nestlé manufacturing platform was not completed until the first quarter of 2003, therefore, no provision was made for the costs of this integration at December 31, 2002; (v) £2.1 million of costs relating to the closure of the North Walsham convenience foods factory. The charge includes the redundancy costs of approximately 120 production and administration staff. This factory was closed in the fourth quarter of 2002 and the production integrated into the convenience foods factories at Wisbech and Long Sutton; and (vi) £2.1 million in relation to further restructuring of the French spreads and biscuits distribution operation following the integration of the businesses in 2001.

For the year ended December 31, 2003, the restructuring charge of £10.8m principally relates to (i) the closure of the Hadfield factory and the transfer of spreads and pickles production to the Histon and Bury St Edmunds sites respectively. The £7.4 million approximate cost included the redundancy costs of approximately 238 production and administration staff; (ii) £1.5 million in relation to the integration of production from the North Walsham convenience foods factory into the convenience foods factory at Wisbech and Long Sutton. The North Walsham factory was closed in the fourth quarter of 2002; (iii) £0.8 million in relation to changes to distribution arrangements; (iv) £0.6 million in relation to the reorganization of the sales function. The charge includes the redundancy costs of approximately 22 sales representatives; and (v) £0.5 million in relation to further restructuring of the French spreads and biscuits distribution operation.

Hadfield closure

In May 2002, we acquired the ambient foods manufacturing business in the U.K. of Nestlé SA, which included two manufacturing facilities, Hadfield and Middleton, both in Manchester. Following a review of the group manufacturing platform in Quarter 1, 2003, a decision was taken, following consultation with staff, to close the Hadfield factory and integrate its spreads and pickles operations in the existing spreads factory in Histon and pickles operation in Bury St. Edmunds. The closure of the Hadfield factory resulted in the redundancy of approximately 238 production and administration staff. The closure of Hadfield will be completed in early 2004.

The costs incurred in the closure of the Hadfield factory are as follows:

	Provision at			Provision at
	January 1,	Charge in	Utilised in	December 31,
	2003	year	year	2003
	£m	£m	£m	£m
Employee redundancy costs	—	4.2	(2.7)	1.5
Contract termination costs	—	—	—	—
Installation costs	—	1.5	(1.3)	0.2
Trial production costs	—	1.3	(0.6)	0.7
Transportation costs	—	0.4	(0.4)	—

	—	7.4	(5.0)	2.4

Premier Foods plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Customer Base

In 2003, Premier had sales to three customers who represented more than 10% of Premier’s total sales (2002: two; 2001: one). The customers represented 13%, 12% and 10% respectively of Premier’s total sales in 2003 (2002: 13% and 11%; 2001: 12%).

Lease commitments

The following is a summary of future minimum lease payments:

	Operating	Finance
	Leases	Leases
	£m	£m
Fiscal year ending December 31,
2004	3.9	0.1
2005	2.6	—
2006	1.5	—
2007	1.1	—
2008	0.9	—
Thereafter	2.2	—

Total future minimum lease payments	12.2	0.1

Less amount representing interest		—

Present value of net minimum lease payments		0.1
Less current maturities		(0.1)

Long-term obligation		—

Total rent expense on operating leases was £5.5m (2002: £4.5m; 2001: £6.0m).

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

Allowance for doubtful receivables	2001	2002	2003
	£m	£m	£m
Balance at January 1,	0.8	1.5	0.6
Acquisitions	0.2	—	—
Charged to costs and expenses	0.6	(0.5)	0.5
Deductions	(0.1)	(0.4)	—

Balance at December 31,	1.5	0.6	1.1

Inventory obsolescence provision	2001	2002	2003
	£m	£m	£m
Balance at January 1,	5.5	10.0	7.0
Charged to costs and expenses	6.3	(0.5)	1.9
Deductions	(1.8)	(2.5)	(3.9)

Balance at December 31,	10.0	7.0	5.0

Premier Foods plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Advertising expense

Costs associated with advertising are expensed in the year incurred. Premier incurred £6.2m of advertising expenses during 2003 (2002: £11.2m; 2001: £3.9m).

Excise taxes

Premier was charged and in turn collected £nil (2002: £nil; 2001: £3.6m) of excise taxes during 2003. The decrease in excise taxes charged and in turn collected is due to the sale of F E Barber Limited in January 2001, which was the principal subsidiary of Premier which charged and collected excise taxes.

Long-lived assets analysed by geographical region	Long-lived assets
	2001	2002	2003
	£m	£m	£m
By geographic region:
UK	103.2	120.7	137.7
Mainland Europe	12.8	14.4	15.4

	116.0	135.1	153.1

The long-lived assets detailed above are presented under U.S. GAAP accounting standards and exclude the revaluation permitted under U.K. GAAP accounting standards.

Unaudited pro forma results of operations

The following unaudited pro forma information presents the results of operations, including the effects of acquisition financing, of Premier under U.K. GAAP, giving pro forma effect to the following acquisitions as if they had occurred as of January 1, 2002: (i) SonA; (ii) Lift; (iii) Nelsons; (iv) Nestlé; and (v) Ambrosia.

	(unaudited)
	Year ended
	December 31,
	2002	2003
	£m	£m
Net sales	959.6	923.1

Operating profit	89.1	93.8

Interest charge	(49.4)	(60.4)

Net income	15.3	16.4

The pro forma results are not necessarily indicative of what actually would have occurred if the SonA acquisition, the Lift acquisition, the Nelsons acquisition, the Nestlé acquisition and the Ambrosia acquisition had been in effect for the periods presented, nor should they be considered indicative of future results.

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

Premier Foods plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Under U.K. GAAP, items classified as exceptional do not meet the definition of “extraordinary” under U.S. GAAP, and accordingly are classified as operating expenses or non-operating expenses as appropriate.

Under U.K. GAAP, shipping and handling costs are included in selling and distribution costs. Under U.S. GAAP, shipping and handling costs are included in cost of sales. Shipping and handling costs for the years ended December 31 2003, 2002 and 2001 were £36.6m, £38.0m and £36.3m.

Consolidated balance sheets

Under U.K. GAAP, Premier classifies non-current receivables due later than one year as current assets. Non-current receivables are classified as non-current assets under U.S. GAAP.

Under U.K. GAAP, debt issuance costs are netted against the related debt balances and are amortized over the term of the underlying debt. Under U.S. GAAP, debt issuance costs are capitalized as assets on the balance sheet, separate from the related debt, and are amortized over the term of the underlying debt.

Recently issued accounting pronouncements

United States

SFAS No. 149

In April 2003, the FASB issued SFAS 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“FAS 149”). FAS 149 generally improves financial reporting for derivative instruments by requiring that contracts with comparable characteristics be accounted for similarly and by clarifying when a derivative contains a financing component that warrants special reporting in the statement of cash flows. The guidance in SFAS 149 was effective prospectively for contracts entered into or modified and for hedging relationships designated after June 30, 2003. Premier does not expect this statement to have a material impact on the financial statements.

SFAS No. 150

In May 2003, the FASB issued SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“FAS 150”). The statement establishes standards on how to classify and measure certain financial instruments with characteristics of both liabilities and equity and requires additional disclosures regarding alternative ways of settling instruments and the capital structure of entities-all of whose shares are mandatory redeemable. The provisions of FAS 150 were effective for all financial instruments entered into or modified after May 31, 2003, and otherwise was effective the first interim period beginning after June 15, 2003. However, the guidance applying to mandatorily redeemable non-controlling interests has been deferred. Premier does not expect this statement to have a material impact on the financial statements.

FIN 46-R

In December 2003, the Financial Accounting Standards Board issued FASB Interpretation No.46- R, “Consolidation of Variable Interest Entities Revised” (“FIN 46-R”). FIN 46-R modifies the scope exceptions provided in FIN 46 and requires entities to replace FIN 46 provisions with FIN 46-R provisions for all newly created post-January 31, 2003 entities as of the end of the first interim or annual reporting period ending after March 15, 2004. Premier does not believe that it has any variable interest entities and do not expect this interpretation to have a material impact on the financial statements.

Exhibit List

4.9†	Facility Agreement dated November 17, 2003 relating to an Acquisition Facility between inter alia, Premier Financing Limited, the subsidiaries of Premier Financing Limited party thereto, J.P. Morgan plc as Arranger, JPMorgan Chase Bank as Underwriter and J.P. Morgan Europe Limited as Agent and Security Agent.

4.10†	Amended and Restated Facilities Agreement for £412,300,000 Senior Secured Credit Facilities for Premier Financing Limited, as Borrower, and others, between Premier Financing Limited, J.P. Morgan plc and Barclays Capital as Amendment Arrangers, JPMorgan Chase Bank and Barclays Bank plc as Amendment Underwriters, the persons whose names and addresses are set out in Schedule 1 thereto as Banks, the banks and financial institutions whose names and capacities are set out in Schedule 5 thereto and J.P. Morgan Europe Limited as Agent and Security Agent, dated November 17, 2003.

4.11†	Agreement dated November 2, 2003 between Premier Ambient Products (UK) Limited and Unilever Bestfoods U.K. Limited pursuant to which Premier Ambient Products (UK) Limited acquired the ambient desserts business in the United Kingdom and the Republic of Ireland of Unilever Bestfoods U.K. Limited.

4.12†	Intercreditor Agreement, dated November 26, 2003, between Premier Financing Limited, as the Company, Certain Subsidiaries of the Company, as Obligors, the Senior Finance Parties and the Senior Subordinated Finance Parties and J.P. Morgan Europe Limited, relating, inter alia, to a Senior Facilities Agreement dated August 10, 1999 (as subsequently amended and restated) and a Senior Subordinated Facility Agreement dated November 17, 2003.

8.1	List of material subsidiaries of Premier (included in Item 10.1. and note 21 to the consolidated financial statements of Premier).

11.1†	Code of Ethics.

12.1†	Robert Schofield, Chief Executive certification, dated June 30, 2004, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2†	Paul Thomas, Finance Director certification dated June 30, 2004, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1†	Certification pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002 of Robert Schofield, Chief Executive, dated June 30, 2004.

13.2†	Certification pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002 of Paul Thomas, Finance Director, dated June 30, 2004.

†	Filed herewith.